Form 20-F
period 1995-12-31
IWI HOLDING LTD
filed 1996-08-05
CIK 923168

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM 20-F

(MARK ONE)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the Fiscal Year Ended December 31, 1995

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

        For the transition period from ______________ to _______________.

                           Commission File No. 0-25108

                               IWI HOLDING LIMITED
             (Exact Name of Registrant as Specified in Its Charter)

                              BRITISH VIRGIN ISLANDS
                 (Jurisdiction of Incorporation or Organization)

   P.O. BOX 3340, DAWSON BUILDING, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS
                    (Address of Principal Executive Offices)

Securities Registered Pursuant to Section 12(b) of the Act:

      TITLE OF EACH CLASS         NAME OF EACH EXCHANGE ON WHICH REGISTERED
            None                                    None


Securities Registered Pursuant to Section 12(g) of the Act:

                            COMMON STOCK, NO PAR VALUE
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                       NONE
                                (Title of Class)

     As of December 31, 1995, the Registrant had outstanding 2,643,750 shares of Common Stock and 3,644,880 shares of Preferred Stock.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past twelve (12) months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing
requirements for the past ninety (90) days.  Yes  /X/   No  / /

     Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17          Item 18  /X/
            --------         --------

                                TABLE OF CONTENTS
                                                                        PAGE
                                                                        ----
PART I

     ITEM 1.   DESCRIPTION OF BUSINESS . . . . . . . . . . . . . . . . .   1
     ITEM 2.   DESCRIPTION OF PROPERTY . . . . . . . . . . . . . . . . .   8
     ITEM 3.   LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . . . . .   9
     ITEM 4.   CONTROL OF REGISTRANT . . . . . . . . . . . . . . . . . .   9
     ITEM 5.   NATURE OF TRADING MARKET. . . . . . . . . . . . . . . . .
     ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
                SECURITY HOLDERS . . . . . . . . . . . . . . . . . . . .  10
     ITEM 7.   TAXATION. . . . . . . . . . . . . . . . . . . . . . . . .  11
     ITEM 8.   SELECTED CONSOLIDATED FINANCIAL DATA. . . . . . . . . . .  11
     ITEM 9.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS. . . . . . . . . . .  12
     ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT. . . . . . . . . . .  17
     ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS. . . . . . . . . .  20
     ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
                SUBSIDIARIES . . . . . . . . . . . . . . . . . . . . . .  21
     ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN
                TRANSACTIONS . . . . . . . . . . . . . . . . . . . . . .  21

PART II

     ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED. . . . . . . .  22

PART III

     ITEM 15.  DEFAULTS UPON SENIOR SECURITIES . . . . . . . . . . . . .  22
     ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
                REGISTERED SECURITIES. . . . . . . . . . . . . . . . . .  22

PART IV

     ITEM 17.  FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . .  22
     ITEM 18.  FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . .  22
     ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS . . . . . . . . . . . .  23

               SIGNATURES. . . . . . . . . . . . . . . . . . . . . . . .  25

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

GENERAL

     The Company, through its wholly-owned subsidiaries, IWI Sourcing Limited (British Virgin Islands)("Sourcing BVI"), IWI Sourcing Limited (Macau) ("Sourcing Macau") (both of which are herein referred to as "Sourcing"), Imperial World, Inc. ("Imperial") and Daco Manufacturing Ltd. ("Daco"), is engaged in the design, assembly, merchandising and wholesale distribution of jewelry. The Company provides a broad range of fashionable jewelry targeted at consumers who seek fine jewelry at moderate prices and who are likely to purchase jewelry at frequent intervals as fashions and styles change. The majority of the Company's sales are under the tradename of "World Pacific Jewelry". The Company's principal products are rings, pendants, earrings, bracelets, necklaces, pins and brooches made of diamonds, other precious or semi-precious stones, pearls, silver and gold. Customers of the Company include, among others, The Home Shopping Network, Inc., J.C. Penney Company, Inc. and Wal-Mart Stores, Inc. Some of these customers have purchased jewelry from the Company since the early 1980's and each has been a customer for at least five years. The Company believes that the marketing and support services it provides to its customers and its competitive pricing have contributed to the continual growth in and stability of its customer base. Despite the recent downturn in its U.S. sales, the Company believes that it is competitively positioned for future growth in the jewelry industry.

HISTORY

     The Company completed an initial public offering ("IPO") of its Common Stock in December, 1994. Prior to the IPO, the Company was a wholly-owned subsidiary of Rhine Investment Holdings Company Limited ("Rhine Investment"), which is a wholly-owned subsidiary of Rhine Holdings Limited, ("Rhine Holdings"), whose shares are publicly traded in Hong Kong.

     On February, 22, 1993, the Company was incorporated under the laws of the BVI under the name "Special Treatment Limited" which was changed to IWI Holding Limited on April 29, 1993. Sourcing BVI was incorporated under the laws of the BVI in 1993 while Sourcing Macau was incorporated under the laws of the BVI in 1995. Imperial was incorporated under the laws of the State of Illinois as Imperial World Imports on February 10, 1975 and changed its name to Imperial World, Inc. on March 23, 1982. On April 28, 1993, Imperial became a wholly owned subsidiary of the Company and on August 1, 1993 Sourcing also became a wholly owned subsidiary. Sourcing purchases jewelry for Imperial and sells jewelry directly to customers making large promotional purchases. Effective July 1, 1995, Imperial acquired Daco, a Canadian jewelry manufacturer and distributor. All other operating activities are conducted by Imperial, headquartered in Westmont, Illinois.

     Imperial began business in 1975 through the sale of promotional premium products such as Taiwanese jade and gold chains to banks, other financial institutions and supermarkets. In 1978, Imperial expanded its merchandise to include fine jewelry which it sourced directly from jewelry manufacturers in Hong Kong.

     In 1983, Imperial secured its initial department store customers, and by 1985 had discontinued its sale of promotional premium products, concentrating entirely on the sale of fine jewelry products, principally pearls and pearl-related jewelry. Also in 1985, a small assembly line was established in Illinois to assemble cultured pearls which were imported directly from Japan. Later in 1985, the shareholders of Imperial purchased an interest in Rhine Jewellery Limited ("Rhine Jewellery"), and Imperial began purchasing a portion of its jewelry products from Rhine Jewellery. In 1989 the remaining shares of Rhine Jewellery were acquired by the shareholders of Imperial.

     In September of 1994, the Company acquired a 50% interest in Haupia Corporation ("Haupia"), previously a wholly-owned subsidiary of Rhine Holdings, in exchange for a $2 million promissory note. Pursuant to a joint venture agreement between the Company and Rhine Holdings, Haupia entered into written contracts with companies in the People's Republic of China ("PRC") pursuant to which retail jewelry stores were opened in Beijing and Tianjin in September, 1994.

     Following completion of the Company's IPO and the receipt of approximately $11.5 million therefrom ($9.9 million of which was received in December 1994 and $1.6 million of which was received in January 1995), the Company paid off the $2 million note relating to its acquisition of a 50% interest in Haupia. Also, during the first quarter of 1995, the Company acquired the key assets of Ullenberg Corp., a respected manufacturer and distributor of fine jewelry with a strong market presence in the southern United States.

     Effective July 1, 1995, Imperial acquired the DACO group of companies, including DACO Manufacturing Ltd. and J.B. Manufacturing, Inc., amalgamated as DACO Manufacturing Ltd upon acquisition. DACO and J.B. are Canadian manufacturers and distributors of moderately priced gold, silver and costume jewerly. DACO and J.B. also distribute perfumes and crystals and, to a lesser extent, collectibles and watches. DACO and J.B.'s products are sold primarily in Canada.

     In December 1995, the Company sold half of its interest in Haupia to Rhine Holdings for $1,402,000 payable in four quarterly installments ranging from $200,000 to $502,000 commencing April 1, 1996.

ORGANIZATION CHART

     The following organization chart reflects the ownership by the Company of the common stock of each of its subsidiaries. In addition, the chart reflects the ownership of the Company's common stock by Rhine Holdings Limited, its ultimate parent. In addition to its common stock holdings in the Company, Rhine Holdings Limited, through Rhine Jewellery Limited, owns 3,644,480 shares of preferred stock of IWI, being all of the outstanding preferred stock of the Company. The preferred shares are entitled to one-half vote per share at all meetings of the Company's shareholders.

                                 [CHART]





(Organizational chart reflecting (1) Rhine Holdings Limited [Bermuda] ownership of 100% of Rhine Investment Holdings Company Limited
[British Virgin islands] and 75% of Haupia Corporation
[British Virgin Islands]; (2) Rhine Investment Holdings Company Limited ownership of 100% of Rhine Jewellery Limited [Hong Kong] and 100% of IWI Holding Limited [British Virgin Islands]; (3) IWI Holding Limited ownership of 100% of Imperial World, Inc. [Illinois], 100% of IWI Sourcing Limited [British Virgin Islands] and 25% of Haupia Corporation; and (4) Imperial World, Inc. ownership of 100% of Daco manufacturing Ltd. [Canada].


BUSINESS STRATEGY

     The Company's business strategy is to provide a broad range of fashionable jewelry to retailers who target consumer s seeking jewelry at moderate prices and who are willing to purchase jewelry at frequent intervals as fashions and styles change. To accomplish this strategy, and to stay abreast of changing styles and market tastes, design and product development teams work closely with both suppliers and customers and continually participate in jewelry fairs. Numerous designs have been introduced and variations have been created to lengthen their market life. In addition, the Company maintains a sophisticated computerized system to track market trends in the making, seasonality factors and other critical information. This system is linked with certain customers' stock systems so that orders can be placed directly through an Electronic Data Interchange ("EDI"), a computerized network system, for execution by the Company and delivery of the jewelry to the customer.

     The Company's objective is to increase its domestic (U.S.) market penetration and product lines through selected acquisitions and alliances and may include both jewelry and non-jewelry businesses which can complement and be integrated into the Company's product lines. In this regard, the Company acquired the key assets of Ullenberg Corp. in 1995.

     In 1995, the Company began exploring expansion into both the Canadian and Latin American markets. To that end, the Company acquired DACO during 1995. The acquisition brought an established customer base in Canada and facilitates a natural extension to the Company's markets as some of its customers already have operations, or are beginning operations, in Canada. The Company added a nearly 30 year jewelry veteran to bring its products to Canada through DACO. As a result of such efforts, sales in Canada totaled $10.7 million in 1995. The Company does not expect to aggressively pursue sales in Latin America until economic and currency conditions stabalize and improve in those countries.

     In 1994, the Company entered into a joint venture with its principal shareholder, Rhine Holdings, to establish retail jewelry operations in the growing PRC market. Pursuant to such joint venture arrangement, the Company acquired from Rhine Holdings a 50% interest in Haupia for $2 million. Haupia entered into contracts with companies in the PRC and leased retail space for the operation of retail jewelry stores in Beijing and Tianjin. Stores in both cities opened in September of 1994. After strong initial operations of Haupia in the PRC, operating results were below expectations during 1995 and the Company decided to reduce its retail operations in the PRC in favor of concentrating on efforts in the North American market. On December 29, 1995, the Company excercised a put option for 50% of its interest in Haupia in accordance with the joint venture agreement. Rhine Holdings issued a promissory note for $1,402,000 representing one-half of the Company's initial investment in Haupia plus the Company's allocable share of earnings of Haupia through December 31, 1995. The note which accrues interest at prime is payable in four quarterly installments ranging from $200,000 to $502,000 commencing April 1, 1996. The Company retains a put option to divest its remaining interest in Haupia in 1996 under similar terms.

PRODUCTS AND PRICING

     The Company's principal products are rings, pendants, earrings, bracelets, necklaces, pins and brooches made of diamonds, other precious or semi-precious stones, pearls, silver and gold in addition to the more moderately priced gold, silver and costume jewelry of DACO. The Company's products are currently sold in over 7,000 retail outlets. For the majority of products, the average wholesale price is approximately $60 with the prices ranging from approximately $35 to $450. DACO's products start as low as $3 with an average wholesale price of approximately $11. The following table sets forth the approximate percentage of net sales of the Company's principal jewelry products for the periods specified.

                                              YEAR ENDED DECEMBER 31,
                                            ---------------------------
                                            1993       1994       1995
                                            -----      -----      -----
Rings with diamonds and/or
 precious or semi-precious stones. . .      58.2%      66.5%      53.4%

Cultured pearl products. . . . . . . .      13.8        11.9      11.8
Pendants . . . . . . . . . . . . . . .       7.5         5.5       8.4
Bracelets. . . . . . . . . . . . . . .       5.7         5.2       4.3
Earrings . . . . . . . . . . . . . . .       3.7         5.7       9.5
All others . . . . . . . . . . . . . .      11.1         5.2      12.6
                                           -----       -----     -----
  Total. . . . . . . . . . . . . . . .     100.0%      100.0%    100.0%
                                           -----       -----     -----
                                           -----       -----     -----

PURCHASING

     The Company imports most of its jewelry from the PRC, Hong Kong and Thailand. Cultured pearls are imported from Japan and the PRC and freshwater pearls are imported from the PRC, and are assembled by the Company into various pearl jewelry products. The Company purchases jewelry from a number of suppliers based on quality, pricing and available quantities. Rhine Jewellery supplied approximately $7.5 million of the Company's purchases, or approximately 23%, for the fiscal year ended December 31, 1995. The Company believes it has good relationships with its suppliers, most of whom have supplied the Company for many years. For the most part, from the date an order is placed by a customer, it can be sourced overseas, manufactured and shipped to the customer within 30 days.

     Although purchases of materials are made from a relatively small number of suppliers, the Company believes there are numerous alternative sources for all materials, and that the failure of any principal supplier would not have a material adverse effect on operations or the Company's financial condition. The Company has not experienced any difficulty in securing product.

     The world's supply of diamonds comes primarily from De Beers Consolidated Mines, Limited ("De Beers"), a South African company, through its marketing arm, the Central Selling Organization. The continued availability of diamonds is dependent, to some degree, on a continued supply from De Beers. While several other countries are major suppliers of diamonds, in the event of an interruption of supply from South Africa, the Company as well as the jewelry industry, as a whole, could be adversely affected.

     For purchases denominated in Japanese yen, the Company hedges against the risk of future currency exchange rate fluctuations by entering into foreign currency exchange contracts. The Company does not presently engage in any other hedging activities with respect to possible fluctuations in the price of precious, semi-precious gemstones or metals. The Company believes the risk of not engaging in such activities is minimal, since historically the Company has been able to adjust prices as material fluctuations have occurred. The Company believes that a downward trend in the prices of stones or metals would have little, if any, impact on the valuation of the Company's inventories.

MANUFACTURING AND ASSEMBLY

     DACO manufactures most of their costume jewelry and some of their precious jewelry in a modern 40,000 square foot facility outside of Toronto, Ontario, Canada. DACO makes its own castings and has a state of the art plating facility. The Company manufactures fashion jewelry with the Sarah Coventry and Napier names under exclusive licenses for the Canadian market.

     Since Imperial imports most of its jewelry in an assembled state from suppliers in the PRC, Hong Kong, Thailand and Japan, manufacturing and assembly operations conducted by the Company are primarily limited to designing jewelry and assembly of pearl products. Upon completing a design, the Company will provide such design to its suppliers, including Rhine Jewellery, which will purchase the raw materials, such as diamonds, other precious stones, gold and silver, and manufacture the product or subcontract for its manufacture. Although the Company receives priority in the processing and shipping of its orders, it does not receive any price concessions from Rhine Jewellery, but rather purchases on the same basis as other third party purchasers. The use of third party manufacturers enables the Company to shift the risk and capital cost of manufacturing.

     Imperial maintains a light manufacturing and assembly operation in the United States for the stringing of pearls. This enables the Company to assemble pearls specifically to customer order and to provide shipment within two days of the order date.

MANAGEMENT INFORMATION AND CONTROL SYSTEMS

     The Company has internally developed and maintains a computerized management information system to plan, operate and control its business. The system provides a framework for controlling all the processes involved in the Company's business cycle from receiving goods from vendors to shipping goods to customers. The system provides the following benefits, among others:

          -   EDI
          -   On-line perpetual inventory
          -   Accounting
          -   On-line customer accounts receivable
          -   Credit limit verification
          -   Automatic pricing in response to market fluctuations
          -   On-line transaction processing
          -   Recording of inventory movement throughout the Company
          -   Updated evaluation of customers' demand for merchandise
          - Daily reports which provide customers' orders, open purchase orders, work in process, receipt of merchandise and shipments to multiple locations

     The Company's software provides on-line posting of transactions to accounts receivable, accounts payable and the automatic updating of the Company's general ledger. The system also provides historical and seasonal sales data and analysis by both customer and product. The system provides the marketing and sales staff the ability to determine whether customers are properly serviced and are maintaining proper product mix and quantity on hand at their locations, as well as detecting market trends. This enables department managers to monitor the processes involved in the Company's business cycle. The Company believes that this system enables it to service its customers better, detect emerging fashion trends and promptly respond to market changes, thereby giving it a competitive edge.

MARKETING

     The primary marketing efforts are product design and customer support services which integrate the benefits offered by the Company's computerized systems to assure timely response to fashion trends, quality products, favorable pricing and accurate inventory control for the Company's customers. The products are sold, for the most part, through third party independent sales representatives on a commission basis. While such representatives may also sell other products, they do not sell products which compete with those of the Company. The Company maintains a minimum sales force but has design and product development teams and marketing support personnel, who work closely with both the third party sales force and with the customers. The Company believes that by using an outside sales force, it is better able to control its selling expense, while also being able to penetrate additional markets at a minimum cost.

     The Company has an agreement with its affiliates to market in non-competing geographic areas.

CUSTOMERS

     The Company's customers consist of jewelry retail stores, mass merchandisers, such as Wal-Mart Stores, Inc., department stores, such as J.C. Penney Company, Inc., catalog showrooms and various specialty markets including The Home Shopping Network, Inc., The Home Shopping Network, Inc., J.C. Penney Company, Inc. and Wal-Mart Stores, Inc. accounted for approximately 45% of net sales in 1995. The Company has no long-term contracts with any customers, however, each of the large volume purchasers have been customers for at least five years. The following table sets forth the approximate percentage of net sales for the major market segments for the periods indicated.

                                                YEAR ENDED DECEMBER 31,
                                           --------------------------------
                                            1993         1994         1995
                                           ------       ------       ------
Jewelry retail stores. . . . . . . . .      17.4%        17.7%        12.3%
Specialty markets. . . . . . . . . . .      40.1         25.6         37.0
Mass merchandisers . . . . . . . . . .      16.2         24.2         14.4
Department stores. . . . . . . . . . .      19.1         26.4         25.3
Catalog showrooms. . . . . . . . . . .       7.2          6.1         11.0
                                           -----        -----        -----
  Total. . . . . . . . . . . . . . . .     100.0%       100.0%       100.0%
                                           -----        -----        -----
                                           -----        -----        -----





COMPETITION

     The jewelry industry in the United States is highly fragmented, with little significant brand name recognition or consumer loyalty. Selection is generally a function of design appeal, perceived high value and quality in relation to price.

     Jewelry stores alone account for an estimated $15 billion in annual sales in the United States. Retail jewelry sales have historically increased at a rate in excess of the inflation rate.

This increase is principally attributable to the growth in the number of dual working households which in turn has increased the amount of disposable income for women, the largest group of jewelry purchasers. The rise in the number of women in the workforce has increased the demand for women's business attire, including jewelry.

     While many competitors may have a wider selection of products or greater financial resources, the Company believes its competitive position is enhanced by its information system and its close relationship with its customers and vendors. Therefore, although the competition is intense, the Company believes it is well positioned in the jewelry industry. See "Business Strategy" and "Management Information and Control Systems."

EMPLOYEES

     As of June 3, 1996, the Company had 180 employees, including 8 executive officers, 16 persons in sales and merchandising, 118 persons in operations, and 38 persons in administrative and support functions. None of the employees is governed by a collective bargaining agreement and the Company considers its relations with its employees to be satisfactory.

ITEM 2.   DESCRIPTION OF PROPERTY

     The Company maintains registered offices in the BVI; Sourcing has a registered office in the BVI and office space in Hong Kong and Macau; Imperial leases approximately 25,000 square feet of space for operations and pearl assembly in Westmont, Illinois; and DACO leases approximately 40,000 square feet for manufacturing and distribution near Toronto, Ontario, Canada. Under the 10 year lease which commenced in November, 1993, future minimum annual lease payments with respect to the Company's Westmont, Illinois facilities range from approximately $225,000 to $300,000. At the expiration of the lease, the Company has the option to renew for an additional five years. The facility, which provides state of the art security, has, in the opinion of management, capacity to more than double the current sales volume. It was designed to maximize the efficiency of the Company's current operations and to provide for the Company's anticipated growth.

     The DACO facilities are leased through July 2002 with an option to renew for an additional five years. Future minimum annual rentals under the lease range from $113,000 to $133,000. Management believes such facilities are adequate to meet the needs of DACO for the foreseeable future.

     Haupia, of which the Company owned a 25% interest at December 31, 1995, has entered into written contracts with PRC companies to lease retail space and operate jewelry stores in Beijing and Tianjin. Under the lease in Beijing, which expires in January, 2004, minimum annual lease payments are $900,000 for approximately 4,000 square feet of space. The lease can be terminated upon 30 days' notice. Under the lease in Tianjin, which expires in August, 2009, minimum annual lease payments range from approximately $250,000 to $500,000 for approximately 2,000 square feet of space. The lease can be terminated at any time with the payment of six months rent as liquidated damages.

ITEM 3.   LEGAL PROCEEDINGS

     The Company is not presently a party to any litigation or other proceeding nor, to the knowledge of management, is any litigation or other proceeding threatened, which if adversely determined, would be materially adverse to the Company's business or financial condition.

ITEM 4.   CONTROL OF REGISTRANT

     The following table is furnished as of June 3, 1996, to indicate beneficial ownership of shares of the Company's Common Stock and Preferred Stock by (1) each shareholder of the Company who is known by the Company to be a beneficial owner of more than 10% of the Company's Common Stock or Preferred Stock and (2) all officers and directors of the Company as a group. The information in the following table was provided by such persons.


       Name and Address         Amount and Nature of      Title of     Percent of     Percent of
     of Beneficial Owner      Beneficial Ownership (1)     Class         Class       Voting Power
     -------------------      ------------------------   ----------    ----------    ------------
David Chui (2) . . . . . . . .       523,700 (3)          Common           19.8%         11.7%
Lillian Chui (2) . . . . . . .       523,700 (3)          Common           19.8%         11.7%
Sherman Chui . . . . . . . . .       523,700 (3)          Common           19.8%         11.7%
Rhine Investment Holdings
 Company Limited (2) . . . . .       918,750 (3)          Common           34.8%         20.6%
Rhine Jewellery Limited (2). .     3,644,880 (3)          Preferred       100.0%         40.8%
White Angel Holdings Ltd. (2).       523,700 (3)          Common           19.8%         11.7%
All executive officers and
 directors as a group
 (9 persons) . . . . . . . . .       584,700              Common           22.1%         13.1%
                                   2,077,582              Preferred        57.0%         23.3%

__________________
(1) The persons named in the table have sole voting and investment power with respect to all shares of Common Stock and Preferred Stock shown as beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to the table.
(2) Address is 2nd Floor, One Harbourfront, 18 Tak Fung Street, Hunghom, Hong Kong.
(3) All shares of Common Stock and Preferred Stock indicated are held of record by Rhine Investment Holdings Company Limited and Rhine Jewellery Limited, respectively. Rhine Jewellery Limited is a wholly owned subsidiary of Rhine Investment Holdings Company Limited. Rhine Investment Holdings Company Limited is wholly-owned by Rhine Holdings Limited which is owned in part by a series of trusts, including a trust for the benefit of David Chui, Lillian Chui and Sherman Chui which owns approximately 57% of the outstanding securities of Rhine Holdings Limited. White Angel Holdings Ltd. has the power to vote and dispose of the shares held by these trusts. David Chui, Lillian Chui and Sherman Chui may be deemed to hold, but hereby disclaim, beneficial ownership of all securities of the Company held by Rhine Investment Holdings Company Limited and Rhine Jewellery Limited. However, the table above reflects any possible beneficial ownership as well as the holdings of White Angel Holdings Ltd. because the ownership of 57% of the stock of Rhine Holdings gives the Chui family absolute control of the Company.

ITEM 5.   NATURE OF TRADING MARKET

     There is no non-U.S. trading market for the Common Stock of the Company. Within the United States, the Company's Common Stock is traded in the over-the-counter market. The Company's Common Stock commenced quotation on the Nasdaq National Market System

("NNM") under the symbol "JEWLF" following completion of the Company's IPO on December 16, 1994.

     The following table sets forth the high and low bid price per share for the Company's Common Stock for each quarterly period since the completion of the Company's IPO:

                                          High         Low
                                        ---------    -------
     1995 -   First Quarter             $ 10.25      $ 6.75
              Second Quarter               9.00        4.375
              Third Quarter                6.25        4.375
              Fourth Quarter               5.125       1.875

     The quotations reflect inter-dealer prices without mark-up, mark-down or commission and may not represent actual transactions.

     At June 3, 1996, the bid price at the Common Stock was $2.25.

     As of June 3, 1996, there were approximately 1,500 beneficial holders of the Common Stock of the Company, nearly all of which are believed to be in the United States.

ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY-HOLDERS

     The Company is not subject to any governmental laws, decrees or regulations in the BVI which restrict the export or import of capital, including any foreign exchange controls, or which affect the remittance of dividends, interest or other payments to non-resident holders of the Company's Common Stock.

     Additionally, neither the laws of the BVI nor the Company's Charter impose any limitations on the right of non-resident foreign owners to hold or vote the Common Stock of the Company.

ITEM 7.   TAXATION

     The BVI imposes no withholding taxes and holders of Common Stock who are not resident in the BVI will not be subject to BVI tax on any dividends received from the Company or on gains realized from a sale or other disposition of the Common Stock. The United States does not have a tax treaty with the BVI.

ITEM 8.   SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except share data)

                                            YEAR ENDED DECEMBER 31,
                                  ---------------------------------------------
STATEMENT OF INCOME DATA:          1991     1992     1993     1994      1995
                                  -------  -------  -------  -------  ---------

Net sales. . . . . . . . . . . .  $28,084  $33,402  $35,616  $41,902  $  41,710
Cost of sales. . . . . . . . . .   20,031   25,001   27,643   32,725     34,024
                                  -------  -------  -------  -------  ---------
Gross profit . . . . . . . . . .    8,053    8,401    7,973    9,177      7,686
Operating expenses . . . . . . .    5,807    6,378    5,120    5,831      8,798
                                  -------  -------  -------  -------  ---------
Income (loss) from operations. .    2,246    2,023    2,853    3,346     (1,112)
Other income (expense) - net . .   (1,069)    (796)    (579)    (267)      (901)
                                  -------  -------  -------  -------  ---------
Income (loss) before income
 taxes . . . . . . . . . . . . .    1,177    1,227    2,274    3,079     (2,013)
Income data (1991 - 1993 Pro
 Forma)(2):
  Income taxes (benefit) . . . .      457      476      767      788       (629)
                                  -------  -------  -------  -------  ---------
  Net income (loss). . . . . . .  $   720  $   751  $ 1,507  $ 2,291  $  (1,384)
                                  -------  -------  -------  -------  ---------
                                  -------  -------  -------  -------  ---------
  Net income (loss) per common
   share (1) . . . . . . . . . .  $   .84  $   .87  $  1.65  $  2.34  $    (.53)
                                  -------  -------  -------  -------  ---------
                                  -------  -------  -------  -------  ---------
Cash distributions per common
 share (1) . . . . . . . . . . .  $   .48  $  3.95  $     -  $     -  $       -
                                  -------  -------  -------  -------  ---------
                                  -------  -------  -------  -------  ---------
Weighted average number of
 common shares outstanding (1) .  855,203  863,778  911,400  980,394  2,625,873
                                  -------  -------  -------  -------  ---------
                                  -------  -------  -------  -------  ---------

                                                  DECEMBER 31,
                                  ---------------------------------------------
BALANCE SHEET DATA:                1991     1992     1993     1994      1995
                                  -------  -------  -------  -------  ---------
Working capital. . . . . . . . .  $ 4,797  $ 5,751  $ 7,341   $16,064  $16,682
Total assets . . . . . . . . . .   18,778   22,144   19,652    31,695   44,137
Long-term debt . . . . . . . . .    1,376    4,345    3,645         0      556
Shareholders' equity . . . . . .    3,787    1,631    4,205    20,035   20,288

_________________

(1) Per share amounts reflect retroactively for the periods indicated, the March 21, 1994 reorganization involving an exchange of 1,225,000 newly issued Common Shares for the previously issued share of $1 U.S. Common and the return and retirement of 306,250 of such shares on October 27, 1994.

(2) For the years prior to the year ended December 31, 1993, the Company's subsidiary, Imperial World, was an S corporation as defined in Sec. 1361 of the Internal Revenue Code of 1986, as amended, and accordingly, was not subject to federal income taxes. The pro forma information has been computed as if Imperial World were subject to corporate income taxes for all periods presented, based on tax laws in effect during the respective periods. As a result of Imperial World changing to a C corporation, a nonrecurring tax benefit was recognized on January 1, 1993. Such benefit has been excluded from the 1993 Pro Forma Income Data shown above, since it would not have resulted had Imperial World always been subject to corporate income taxes.




ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain information derived from the Consolidated Statements of Income of the Company. All dollar amounts are set forth in thousands, except share data.

                                   1993                       1994                       1995
                        -------------------------   ------------------------   ------------------------
                         Amount   %Sales  %Change    Amount  %Sales  %Change    Amount  %Sales  %Change
                        --------  ------  -------   -------  ------  -------   -------  ------  -------
Net sales. . . . . . .  $ 35,616  100.0    +  6.6   $41,902  100.0    + 17.6   $41,710  100.0    -  0.5
Gross profit . . . . .     7,973   22.4    -  5.1     9,177   21.9    + 15.1     7,686   18.4    - 16.2
Operating



 expenses. . . . . . .     5,120   14.4    - 19.7     5,831   13.9    + 13.9     8,798   21.1    + 50.9
Income (loss)
 from operations . . .     2,853    8.0    + 41.0     3,346    8.0    + 17.3    (1,112)  (2.7)   -133.2
Income (loss) before
  income taxes . . . .     2,274    6.4    + 85.3     3,079    7.4    + 35.4    (2,013)  (4.8)   -165.4
Income data (1993
    Pro Forma)(1):
  Income taxes
    (benefit). . . . .       767    2.2    + 61.1       788    1.9     + 2.7      (629)  (1.5)   -179.8
  Net income (loss). .     1,507    4.2    +100.7     2,291    5.5     +52.0    (1,384)  (3.3)   -160.4
  Net income (loss)
    per common
    share. . . . . . .     $1.65                      $2.34                    $  (.53)
Weighted average
  number of shares
  outstanding. . . . .       911                        980                      2,626

_______________
(1) Prior to 1993, the Company was an S corporation and, accordingly, was not subject to federal income taxes. The pro forma information has been computed as if the Company were subject to corporate income taxes for all years presented to provide a more meaningful comparison.

     The Company's operating results during 1995 were adversely impacted by a weak jewelry market, particularly for semi-precious colored stones. The significant shortfall in anticipated domestic sales in the last six months of 1995 continued into the first half of 1996. In the opinion of management, under current market conditions, the Company's inventories were considered excessive by an estimated $3.5 million.

     In order to address the weak market conditions and excess inventories, the Company has significantly reduced its operating expenses in 1996 and anticipates that the excess inventories will be sold or otherwise liquidated during 1996, realizing an estimated $2 million. Accordingly, recorded inventory costs have been reduced at December 31, 1995 by $1.5 million to their estimated market value, which resulted in a loss of $1.4 million for 1995.

     The Company's sales are generated through the wholesaling of jewelry products to the following distinct groups:

                                   1991     1992     1993     1994     1995
                                  ------   ------   ------   ------   ------
Jewelry retail stores. . . . . .   18.8%    19.6%    17.4%    17.7%    12.3%
Specialty markets. . . . . . . .   35.7     31.7     40.1     25.6     37.0
Mass merchandisers . . . . . . .   14.9     25.0     16.2     24.2     14.4
Department stores. . . . . . . .   19.4     16.7     19.1     26.4     25.3
Catalog showrooms. . . . . . . .   11.2      7.0      7.2      6.1     11.0
                                  -----    -----    -----    -----    -----
Total. . . . . . . . . . . . . .  100.0%   100.0%   100.0%   100.0%   100.0%

     The Company raised approximately $11.5 million of net proceeds from its IPO in December of 1994 and January, 1995. The proceeds were utilized primarily for acquisitions and internal expansion. Certain assets of Ullenberg Corp. were acquired in February of 1995 for approximately $300,000. The acquisition of such assets, including the rights to produce all of Ullenberg's products, is expected to provide a strong presence in the South where the Company previously had little sales. Effective July 1, 1995, the Company completed the acquisition of

DACO which manufactures and distributes moderately priced gold, silver and costume jewelry in Canada.

     Except as noted elsewhere in this discussion, management is not aware of any events or uncertainties that are likely to have a material impact on prospective results of operations or financial condition.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     NET SALES. Net sales decreased by $0.2 million, or 0.5% from 1994 record levels to $41.7 million in 1995. The decline in sales to domestic customers amounted to $10.9 million, including a decrease in sales to mass merchandisers of $6 million, jewlery retail stores of $2.2 million and department stores of $1.9 million. This decline was almost entirely offset by the $10.7 million in sales to the Canadian market during the last six months of 1995, through the newly acquired DACO.

     GROSS PROFIT. Gross profit decreased by $1.5 million in 1995 to $7.7 million. The decrease is principally the result of reducing recorded inventory costs to their estimated market value.

     INCOME (LOSS) FROM OPERATIONS. Income from operations decreased by $4.5 million to a loss of $1.1 million in 1995, or by 133.2% from 1994. In addition to the decline in gross profit, the balance of this decrease is almost entirely attributable to the $3.0 million increase in operating expenses in 1995 over 1994 levels. Included in this increase are DACO's operating expenses of $1.8 million. Additional operating personnel were added at a cost of $0.7 million for anticipated volume that did not materialize. These positions were subsequently eliminated. Also contributing to the increase in operating expenses was a $0.4 million increase in professional fees relating to the increased acquisition activity and the Company's requirements as a public company.

     NET LOSS. The Company reported a net loss of $1.4 million during 1995 as compared to net income of $2.3 million in 1994. The adverse change was attributable to higher interest expense in 1995 of $1.1 million compared to $0.7 million in 1994 and reduced equity in the income of Haupia totaling $0.2 million in 1995 compared to $0.4 million in 1994 combined with a sharp reduction in operating income as described above. The increase in interest expense of $0.4 million during 1995 resulted from higher borrowings under the Company's line of credit to support higher inventory levels. $0.2 million of the increase in interest expense was attributable to DACO. The reduction in earnings attributable to Haupia resulted from lower operating results in its PRC retail jewelry stores in 1995. The stores were opened just prior to the peak season in 1994. As noted elsewhere, the Company has exercised its option to put 50% of its interest in Haupia to Rhine Holdings. Accordingly, future results are not expected to be materially affected by Haupia's operations.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     NET SALES. Net sales increased by $6.3 million from 1993 levels to a record $41.9 million. The increase is primarily due to an increase in sales to mass merchandisers of $4.4 million, department stores of $4.2 million and jewelry stores of $1.2 million. This was offset, in part, by a decline in sales to specialty markets of $3.5 million.

     GROSS PROFIT. Gross profit increased by $1.2 million in 1994 to a record $9.2 million which was attributable to the record sales. However, gross margins decreased to 21.9% from 22.4% in 1993, largely because 1994 was the first full year of operations for a low margin direct sales subsidiary that sells to high volume customers.

     INCOME FROM OPERATIONS. Income from operations increased by $0.5 million to $3.3 million in 1994, or by 17.3% over 1993. Income from operations in 1994 benefitted from increased gross profit but was offset, in part, by increased operating expenses. The increase is primarily due to increased occupancy costs associated with the Company's new operating facility of $0.3 million and an increase in provision for doubtful accounts of $0.1 million. In 1993 there was recognition of a partial recovery ($0.2 million) of a bad debt previously written off in 1990.

     NET INCOME. Net income increased on a pro forma basis 52.0% to a record $2.3 million from the previous high of $1.5 million in 1993. The increase is attributable to higher income from operations reduced by $0.2 million of increased interest expense. The weighted average interest rate was 8.9% in 1994 compared to 6.8% in 1993. During 1994, the Company's net income also included equity income of $0.4 million from its 50% ownership of Haupia which began operations in September.

ANALYSIS OF FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary liquidity needs are to fund accounts receivable and inventories and, since the consummation of its IPO, to expand business operations. The Company has historically financed its working capital requirements through a combination of internally generated cash, short-term borrowings under bank lines of credit, and loans from affiliates. The Company's working capital at December 31, 1995 was $16.7 million as compared to $16.1 million at December 31, 1994.

     The following table summarizes cash provided by (used in) the Company's business activities for the past three years:

                                                1993       1994       1995
                                               -------    -------    -------
(Dollars in thousands)
Operating activities . . . . . . . . . . . .   $(1,059)   $(2,841)   $(6,713)
Investing activities . . . . . . . . . . . .      (369)    (1,199)    (2,883)
Financing activities . . . . . . . . . . . .    (1,194)     4,247      9,357
Increase (decrease) in cash. . . . . . . . .    (2,622)       207       (239)

     OPERATING ACTIVITIES. The net cash used in operations in 1995 was principally due to an increase in inventories of $5.0 million as well as the net loss for the year. The shortfall in anticipated domestic sales in late 1995 resulted in the higher inventories. The Company plans to significantly reduce inventory levels in 1996.

     INVESTING ACTIVITIES. Cash used in investing activities was expended in late 1993 and 1994 in connection with the build-out of the Company's new leased facilities. Capital expenditures in 1995 of $0.7 million included dies and molds of $0.3 million from Ullenberg Corp. The acquisition of DACO utilized $2.2 million.

     FINANCING ACTIVITIES. The Company raised $11.5 million from its IPO ($9.9 million in 1994 and $1.6 million in 1995) of which $2 million was paid to complete its investment in Haupia. $3.6 million of the net proceeds were used to reduce the amount outstanding under lines of credit. Borrowings under the Company's line of credit increased $7.7 million in 1995.

     CAPITAL STRUCTURE. In 1994, a note payable to an affiliated company was converted to preferred stock, thereby eliminating all long-term debt. The Company's only long-term debt at December 31, 1995 consisted of $0.6 million payable to former shareholders of DACO.

     The Company has an agreement with a bank, through various credit facilities, whereby Imperial can borrow up to $10 million, payable on demand. The Company had borrowed up to $15.5 million during 1995 under a previous agreement. The total credit facility is governed by a formula, as defined in the agreement, based principally on accounts receivable and inventory levels. The credit facilities are collateralized by substantially all assets of Imperial. The line of credit bore interest at 9.25% at December 31, 1995 (0.75% over the bank's reference rate). Under the demand facility, interest is caclulated at 2% over the bank's reference rate. Under current covenants, the Company may not declare or pay dividends or make loans to Rhine Holdings.

     Included in the Company's bank credit facility is a gold consignment financing agreement, which is common in the jewelry industry. Pursuant to such agreement, the Company may transfer ownership of gold content in its inventory at fair market value to the bank. Simultaneously, the bank consigns the gold back to the Company. The Company is charged a consignment fee at an annual percentage rate of 5.00% of the market value of the consigned gold. The term of the consignment is indefinite, as long as the Company has sufficient gold in its inventory to cover the consignment or the total credit facility has not been terminated. Upon either event, the Company has the option to satisfy its obligation by transferring gold to the bank or paying cash based on the then-quoted market price of the gold. Market price fluctuations between the borrowing and repurchase dates are borne by the Company and may result in either a gain or loss. Unless required to repurchase the gold upon termination of the consignment, as described previously, the Company's policy is to not repurchase the gold unless it is favorable to the Company.

     At December 31, 1995, total borrowings under the Company's bank credit facilities were $13.7 million, including 4,450 troy ounces of gold, having a fair market value of $1,722,600, which were held on consignment by the Company.

     DACO entered into a similar credit agreement to Imperial's with a Canadian bank. DACO can borrow up to approximately $8.5 million in Canadian dollars (approximately $6.3 million in United States dollars) through similar credit facilities. The line of credit bears interest at 7.75% at December 31, 1995 (0.25% over the bank's prime rate) and precious metals bear a consignment fee of 3.35%. The agreement is secured by substantially all of DACO's assets and is guaranteed by the Company.

     Management believes that available cash, cash generated from operations and existing credit facilities will be sufficient to satisfy the Company's working capital needs for at least the next 12 months.

SEASONALITY

     The jewelry business is highly seasonal, with the fourth calendar quarter, which includes the Christmas shopping season, historically contributing the highest sales of any quarter during the year. In 1993, however, a major customer requested shipment during the third calendar quarter for an early promotion, resulting in much higher sales for such quarter. Net sales in the third and fourth quarter of 1995 include the results from DACO which was acquired effective July 1, 1995. Accordingly, seasonality cannot be predicted or counted upon, and the results of any interim period are not necessarily indicative of the results that might be expected during a full fiscal year.

     The following table sets forth the Company's unaudited net sales for the periods indicated (dollar amounts are in thousands):

                                    Year Ended December 31,
                       -------------------------------------------------
                            1993             1994              1995
                       --------------   ---------------   --------------
                        Amount    %      Amount     %      Amount    %
                       -------  -----   --------  -----   -------  -----
First Quarter          $ 6,851   19.2   $ 10,221   24.4    $7,877   18.9
Second Quarter           7,293   20.5      8,091   19.3     8,093   19.4
Third Quarter           11,329   31.8     10,270   24.5    12,686   30.4
Fourth Quarter          10,143   28.5     13,320   31.8    13,054   31.3
                       -------  -----   --------  -----   -------  -----
Total                  $35,616  100.0    $41,902  100.0   $41,710  100.0
                       -------  -----   --------  -----   -------  -----
                       -------  -----   --------  -----   -------  -----

INFLATION

     Inflation has historically not had a material effect on the Company's operations. When the price of gold or precious stones has increased, these costs historically have been passed on to the customer. Furthermore, because the Company does not have either long-term supply contracts or long-term contracts with customers, prices are quoted based on the prevailing prices for semi-precious gemstones or metals. Accordingly, the Company does not believe inflation will have a material effect on its future operations.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information as of the date hereof with respect to the directors and executive officers of the Company.

     Name              Age             Position
     ----              ---             --------
David F. Chui          55        Chairman of the Board of Directors
Richard C. Cieslak     46        President, Chief Executive Officer and
                                 Director
Richard J. Mick        55        Vice President - General Manager and Director

Joseph K. Lau          48        Senior Vice President, Chief Operating
                                 Officer, Secretary and Director
Richard W. Sigman      56        Vice President - Finance, Chief Financial
                                 Officer and Director
Lillian S. Chui        50        Director
James W. Pierpont      52        Director
Jack Reiff             69        Director
Bankee Kwan            36        Director

     Each director is serving a one-year term that expires after the next annual meeting of the Company's shareholders, or until their successors are elected and qualified. Executive officers of the Company are elected by, and serve at the discretion of, the Board of Directors.

     David F. Chui and Lillian S. Chui are husband and wife. Joseph K. Lau is the brother of Lillian S. Chui.

     DAVID F. CHUI co-founded Imperial World in 1975 and has served as Chairman of the Board of Directors since inception. Mr. Chui has 30 years of experience in the jewelry industry and is presently the Chairman and President of Rhine Holdings. He was the associate chairman of the Hong Kong Jewellery Manufacturers Association for 1992/1993 and was awarded with a National Entrepreneur of the Year Award in 1990 by the Institute of American Entrepreneurs.

     RICHARD C. CIESLAK joined the Company in June, 1986 as President, Chief Executive Officer and Director. For the 13 years prior to his joining the Company, Mr. Cieslak worked with other jewelry related companies in various executive positions including as President of two such companies.

     RICHARD J. MICK joined the Company in February, 1996 as Vice President - General Manager and Director. For the 6 years prior to joining the Company he was President of a sales and marketing firm selling jewelry and related products. Prior thereto, Mr. Mick was employed by J.C. Penney Company, Inc. for 26 years.

     JOSEPH K. LAU joined the Company in November, 1982 and was elected Senior Vice President, Chief Operating Officer, Secretary and Director in February, 1986. For the 11 years prior to joining the Company, he held a management position in the restaurant industry and owned a trading company in Hong Kong.

     RICHARD W. SIGMAN joined the Company in March, 1994 as Vice President - Finance, Chief Financial Officer and Director. For the 22 years prior to joining the Company, Mr. Sigman served as the Chief Financial Officer and/or the Chief Executive Officer of various privately held companies as well as a self-employed Financial Consultant. Prior thereto, Mr. Sigman was employed by Arthur Andersen & Co.

     LILLIAN S. CHUI co-founded Imperial in 1975 and has served as a Director of the Company since inception. Ms. Chui was employed full-time by the Company through 1992. Ms. Chui has 30 years of experience in the jewelry industry and is presently Vice President of Rhine Holdings where she is responsible for the Rhine Holding group's personnel and administration.

     JAMES W. PIERPONT has served as a Director of the Company since May, 1995. Mr. Pierpont has served as Executive Vice President and Director of Corporate Finance for Dain Bosworth Incorporated, an investment banking firm, since 1990.

     JACK REIFF has served as a Director of the Company since May, 1995. Mr. Reiff served as Chief Executive Officer of William Schneider Incorporated from 1970 to 1991 and as Chairman until 1993 when he retired.

     BANKEE KWAN has served as a Director since June, 1995. Mr. Kwan has served as a Managing Director of Rhine Holding Limited since September 1994. Previously, Mr. Kwan served as Senior Director of Commercial and Corporate Banking at American Express Bank, Ltd., Hong Kong branch, for more than five years. Mr. Kwan also serves as a Director of Mei Ah International Limited.

     For a period of three (3) years after the date of the Company's IPO, the Company has agreed to use its best efforts to cause one (1) individual selected by Sands Brothers & Co., Ltd., the underwriter of its IPO, to be elected to the Board, if requested by Sands Brothers, which individual shall be reasonably acceptable to the Board. Such individual may be a director, officer, employee or affiliate of Sands Brothers. In the event Sands
Brothers elects not to designate such individual at the time of any meeting of the Board, the Company has agreed to notify Sands Brothers of each meeting of the Board, and an individual selected by Sands Brothers shall be permitted to attend all meetings of the Board and to receive all notices and other correspondence and communications sent by the Company to members of the Board.

KEY MANAGERS

     STEPHEN E. KLOPP joined the Company in March, 1989 as the Product Development Manager. Prior to joining the Company, Mr. Klopp had nine years of experience in jewelry buying and merchandising.

     CONNIE S. YUI joined the Company in March, 1985 as the Production Manager. She is responsible for all pearl manufacturing and assembly.

     TED WOYSLAW joined the Company effective July, 1995. Mr. Woyslaw was a prior shareholder and officer of DACO and continues to serve as President of DACO.

     DAVID WONG joined the Company effective July, 1995. Mr. Wong was a prior shareholder and officer of DACO and continues to serve as a Vice President of DACO.

EMPLOYMENT CONTRACTS

     The Company has employment contracts with three officers of Imperial and two officers of DACO.

     Richard C. Cieslak is employed by Imperial pursuant to a three year contract expiring December 31, 1996. The contract provides for a base salary of $200,000 per year, an automobile allowance of $800 per month and bonuses as determined by the board of directors.

     Joseph K. Lau is employed by Imperial pursuant to a three year contract expiring December 31, 1996. The contract provides for a base salary of $100,000 per year, an automobile allowance of $400 per month and bonuses as determined by the board of directors.

     Richard W. Sigman is employed by Imperial pursuant to a three year contract expiring December 31, 1997. The contract provides for a base salary of $100,000 per year, an automobile allowance of $450 per month and bonuses as determined by the board of directors.

     Ted Woyslaw is employed by DACO pursuant to a three year contract expiring August 31, 1998. The contract provides for a base salary of $250,000 (Canadian) (approximately US$183,825), a commission of one and one-half percent (1.5%) of sales of DACO in excess of $22,000,000 (Canadian), an automobile allowance of $900 (U.S.) per month and bonuses as determined by the board of directors.

     David Wong is employed by DACO pursuant to a three year contract expiring August 31, 1998. The contract provides for a base salary of $130,000 (Canadian) (approximately US$95,600), an automobile allowance of $900 (U.S.) per month and bonuses as determined by the board of directors.

     In addition, to their employment with the Company, Richard Cieslak, Joseph Lau and Richard Sigman are also employed by Rhine Holdings, the ultimate controlling shareholder of the Company. Pursuant to such arrangements, Mr. Cieslak, Mr. Lau, and Mr. Sigman are paid annual salaries of $150,000, $50,000 and $50,000, respectfully, by Rhine Holdings as of June 3, 1996.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate cash compensation paid by the Company to all directors and officers as a group during 1995 was approximately $500,000.

     Certain officers of the Company will be entitled to bonuses from the Company based on performance criteria to be established by the Compensation Committee of the Board of Directors of the Company. Additionally, in December, 1993, the Company adopted a Stock Option Plan (the "Option Plan") to assist the Company and its subsidiaries in retaining the service of current employees, motivating selected key management personnel, and attracting new management by providing the opportunity for such personnel to acquire a proprietary interest in the Company and thereby share in its growth and success. Participation in the Option Plan and the granting of options under the Option Plan are made by the Compensation Committee of the Board of Directors, subject to ratification by the Board. Pursuant to the Option Plan, a total of 150,000 shares of Common Stock are reserved for issuance. The Option Plan requires that the exercise price of the option be the fair market value of the Company's stock on the date of the grant of the option but not less than $8.50 per share. The fair market value for purposes of the Option Plan is, for so long as Common Stock is quoted on the NNM, the final closing sales price per share on the date of the grant. The exercise price with respect to any option must be paid in cash. As of the date hereof, options to purchase 80,000 shares of Common Stock had been granted under the Option Plan.

     The Company, during 1995, also adopted a Non-Qualified Stock Option Plan (the "Non-Qualified Plan"). A total of 600,000 shares are reserved for issuance under the Non-Qualified Plan. The Non-Qualified Plan provides for the granting of options and stock appreciation rights to non-employee directors, key management employees and consultants and is administered by the Compensation Committee. The terms of any options and/or stock appreciation rights granted under the Non-Qualified Plan shall be determined by the Compensation Committee provided that options may not be exercisable for a term longer than ten years and may not be exercisable at a price less than the stated value of the Common Stock. No options or stock appreciation rights had been granted under the Non-Qualified Plan as of December 31, 1995.

     In addition, the Company maintains a defined contribution plan which has both a profit sharing feature and a 401(k) savings feature (the "Plan"). Under the profit sharing portion of the Plan, contributions are an amount determined by the Company's Board of Directors. Subject to certain limitations required by law, the Company's contribution is allocated to each participant who is employed by the Company at the end of the Plan year in the proportion that the total compensation paid by the Company to each participant bears to the aggregate compensation paid by the Company to all participants during such Plan year. Under the 401(k) savings feature, eligible employees may elect, subject to certain limitations required by law, to defer payment of up to 15% of their compensation. The Plan provides that if an employee defers payment, the Company will contribute 50% of the first 2% of compensation deferred, by making a cash payment to the Plan on behalf of such participant. Contributions by the Company to the profit sharing feature of the plan, and earnings thereon, vest based on the participant's years of service with the Company, vesting 20% per year after one year of service and being fully vested after six years of service. Employee contributions are always 100% vested. Contributions by the Company to the 401(k) savings feature vest on the employees first day of employment. All contributions vest, regardless of years of service, upon termination of employment by reason of death or disability, attainment of age 62 or the termination of the Plan. After termination of employment, an employee is entitled to receive the distribution of his or her entire vested interest in the Plan in a lump sum, in installments for a specific period of time, or an annuity for life. The amounts held under the Plan are invested according to the instructions of the participant in investment funds designated by the plan administrator. The Company made contributions to the Plan during 1995 of $16,000.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     Pursuant to the Company's Option Plan, the Company presently has outstanding incentive stock options to purchase 80,000 shares of the Company's Common Stock, of which options to purchase 60,000 shares are held by an officer of the Company, are exercisable at $8.50 per share and expire in January of 2000.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     The Company purchases products from an affiliate, Rhine Jewellery ($8.3 million in 1994 and $7.5 million in 1995). The Company believes that such transactions are on terms at least as favorable as those obtainable from unaffiliated third parties. Additionally, Rhine Jewellery, a corporation under common control, holds 3,644,880 shares of Preferred Stock of the Company.

This Preferred Stock was received in exchange for a promissory note of $3,644,880 which was payable to Rhine Jewellery. Such Preferred Stock is entitled to one-half vote per share.

     All transactions between the Company, its officers, directors, principal shareholder or affiliates, whether presently existing are, or in the future will be, in the belief of management, on terms no less favorable to the Company than may be obtained from unaffiliated third parties.

     The Company and certain of its Hong Kong affiliates engage in overlapping businesses. The Company and the other members of the Rhine Holdings affiliated group have entered into an agreement to market in non-competing geographic areas. In addition, through Haupia, the Company and Rhine Holdings are retailing jewelry in the PRC.

     There are several family relationships existing among the management and key personnel of the Company. David F. Chui is the husband of Lillian S. Chui. Joseph K. Lau is the brother of Lillian S. Chui. Although these persons owe a fiduciary duty to the Company and its shareholders, there can be no assurance that family relationships and considerations will not at times take precedence over the Company's interests. Any such actions, however, would likely constitute a breach of fiduciary duty.

                                     PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

          Not applicable.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

          None reportable.

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES

          None reportable


                                     PART IV


ITEM 17.  FINANCIAL STATEMENTS

          Not applicable.


ITEM 18.  FINANCIAL STATEMENTS

     Reference is made to the index to Consolidated Financial Statements of the Company, and notes thereto, appearing under Item 19 below, together with the report of Ernst & Young, LLP thereon.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

     (a)  FINANCIAL STATEMENTS                                           PAGE
          --------------------                                           ----
          Report of Independent Auditors . . . . . . . . . . . . . . .    26
          Consolidated Balance Sheets as of December 31, 1995 and
            1994 . . . . . . . . . . . . . . . . . . . . . . . . . . .    27
          Consolidated Statements of Operations for Each of the Years
            in the Three-Year Period Ended December 31, 1995 . . . . .    28
          Consolidated Statements of Shareholders' Equity for Each of
            the Years in the Three-Year Period Ended December 31,
            1995 . . . . . . . . . . . . . . . . . . . . . . . . . . .    29
          Consolidated Statements of Cash Flows for Each of the Years
            in the Three-Year Period Ended December 31, 1995 . . . . .    30
          Notes to Consolidated Financial Statements . . . . . . . . .    32

               Financial Statement Schedules

          I - Condensed Financial Information of Registrant. . . . . .    S-1
          II- Valuation and Qualifying Accounts. . . . . . . . . . . .    S-5

_______________
+ All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule.

     (b)  EXHIBITS

Exhibit
Number     Description
- -------    -----------
 2.1 Bill of Sale dated February 4, 1995 re: acquisition of assets of Ullenberg Corporation (1)
 2.2       Stock Purchase Agreement relating to DACO Manufacturing Ltd. (3)
 3.1 Amended and Restated Memorandum of Association and Articles of Association of IWI Holding Limited (2)
 4.1       Specimen Form of Common Stock certificate (2)
10.1       Lease Agreement between Imperial World, Inc. and American National

           Bank and Trust Company of Chicago dated October 15, 1993 for the site in Westmont, Illinois (2)
10.2       Stock Option Plan (2)
10.3 Amended and Restated Credit Agreement dated June, 1996 between Rhode Island Hospital Trust National Bank and Imperial World, Inc. (2)
10.4       Indemnity Agreement (2)
10.5       Profit Sharing Plan (2)
10.6       Employment Contract with Richard C. Cieslak (2)
10.7       Employment Contract with Joseph K. Lau (2)
10.8       Territorial Agreement (2)
10.9       Joint Venture Agreement (2)
10.10      Lock-Up Agreement (2)
10.11      Lease Agreement between Haupia Corporation and Beijing Hua Wei
           Center Co., Ltd. (2)
10.12 Lease Agreement between Haupia Corporation and Tianjin Quanyechang Company, Limited (2)
10.13      Employment Contract with Richard Sigman
10.14      IWI Holding Limited 1995 Non-Qualified Stock Option Plan
10.15      Lease Agreement relating to facilities of DACO Manufacturing
21.1       Description of Subsidiaries (see organizational chart on page 3)
________________
(1) Incorporated by reference to the Company's Report on Form 6-K for the month of February, 1995.
(2) Incorporated by reference to the Company's Registration Statement on Form F-1 (File No. 33-78904) declared effective December 13, 1994).
(3) Incorporated by reference to the Company's Report on Form 6-K for the month of August, 1995.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       IWI HOLDING LIMITED



                                       BY: /s/  David Chui
                                          ----------------------------------
                                          DAVID CHUI
                                          CHAIRMAN


Dated: July 10, 1996

                         Report of Independent Auditors

The Board of Directors
IWI Holding Limited

We have audited the accompanying consolidated balance sheets of IWI Holding Limited as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. Our audits also included the financial statement schedules listed in the index at Item 19(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IWI Holding Limited at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


                                                   /s/ ERNST & YOUNG
                                                   ----------------------


Chicago, Illinois
June 21, 1996

                               IWI HOLDING LIMITED

                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)



                                                          DECEMBER 31
                                                       1995         1994
                                                  --------------------------
ASSETS
Current assets:
 Cash                                                 $   196      $   435
 Accounts receivable, less allowance for doubtful
   accounts of $454 in 1995 and $250 in 1994           19,043       15,949
 Accounts receivable from affiliated company            1,402           99
 Inventories                                           18,060       10,498
 Deferred income taxes                                    404          341
 Prepaid expenses                                         870          402
                                                  --------------------------
Total current assets                                   39,975       27,724

Equity in joint venture                                 1,230        2,444

Property and equipment                                  3,858        2,096
Less:  Accumulated depreciation                           926          569
                                                  --------------------------
Property and equipment - Net                            2,932        1,527
                                                  --------------------------
                                                      $44,137      $31,695
                                                  --------------------------
                                                  --------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Line of credit                                       $14,205      $ 4,591
 Notes payable                                            879            -
 Straight acceptances payable                             216          365
 Accounts payable, trade                                4,021        3,152
 Accounts payable to affiliated company                 1,789        1,866
 Accrued liabilities                                    1,960          941
 Income taxes payable                                     223          745
                                                  --------------------------
Total current liabilities                              23,293       11,660

Notes payable                                             556            -

Shareholders' equity:
 Preferred stock, $1 par value; 5,000,000 shares
   authorized; 3,644,880 shares issued and              3,645        3,645
   outstanding
 Common stock, no par value; 10,000,000 shares
   authorized; 2,643,750 shares issued and
   outstanding (2,418,750 shares in 1994)                   -            -
 Additional paid-in capital                            12,540       10,903
 Retained earnings                                      4,103        5,487
                                                  --------------------------
Total shareholders' equity                             20,288       20,035
                                                  --------------------------
                                                      $44,137      $31,695
                                                  --------------------------
                                                  --------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                               IWI HOLDING LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                              YEAR ENDED DECEMBER 31
                                          1995         1994         1993
                                       -------------------------------------

Net sales                                $41,710      $41,902      $35,616
Cost of sales                             34,024       32,725       27,643
                                       -------------------------------------
Gross profit                               7,686        9,177        7,973
Operating expenses:
 Selling, general, and administrative
   expenses                                8,485        5,647        5,234
 Provision for (recovery of) doubtful
   accounts - Net                            313          184         (114)
                                       -------------------------------------
Total operating expenses                   8,798        5,831        5,120
                                       -------------------------------------
Income (loss) from operations             (1,112)       3,346        2,853

Other income (expense):
 Interest expense                         (1,089)        (711)        (529)
 Interest expense to shareholders              -            -          (50)
 Equity in joint venture income              188          444            -
                                       -------------------------------------
Other expense - Net                         (901)        (267)        (579)
                                       -------------------------------------
Income (loss) before income taxes         (2,013)       3,079        2,274
Income taxes (benefit)                      (629)         788          514
                                       -------------------------------------
Net income (loss)                        $(1,384)    $  2,291     $  1,760
                                       -------------------------------------
                                       -------------------------------------

Net income (loss) per common share       $  (.53)    $   2.34     $   1.93
                                       -------------------------------------
                                       -------------------------------------

Weighted-average number of common
 shares outstanding                    2,625,873      980,394      911,400
                                       -------------------------------------
                                       -------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                               IWI HOLDING LIMITED

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                               PREFERRED STOCK             COMMON STOCK
                                         -----------------------------------------------------   ADDITIONAL
                                            NUMBER OF                 NUMBER OF                   PAID-IN     RETAINED
                                             SHARES         AMOUNT     SHARES         AMOUNT      CAPITAL     EARNINGS       TOTAL
                                         -------------------------------------------------------------------------------------------
Balance at December 31, 1992                        -      $     -      875,569      $     -      $   195      $1,436        $1,631
Compensation paid in shares of
  common stock                                      -            -       13,781            -           60            -           60
Issuance of common stock                            -            -       29,400            -           54            -           54
Conversion of shareholder notes payable
  to additional paid-in capital                     -            -            -            -          700            -          700
Net income                                          -            -            -            -            -        1,760        1,760
                                         -------------------------------------------------------------------------------------------
Balance at December 31, 1993                        -            -      918,750            -        1,009        3,196        4,205
Conversion of note payable to affiliated
  company to preferred stock                3,644,880        3,645            -            -            -            -        3,645
Issuance of common stock, net of
  issuance costs                                    -            -    1,500,000            -        9,894            -        9,894
Net income                                          -            -            -            -            -        2,291        2,291
                                         -------------------------------------------------------------------------------------------
Balance at December 31, 1994                3,644,880        3,645    2,418,750            -       10,903        5,487       20,035
Issuance of common stock, net
  of issuance costs                                 -            -      225,000            -        1,637            -        1,637
Net loss                                            -            -            -            -            -       (1,384)      (1,384)
                                         -------------------------------------------------------------------------------------------
Balance at December 31, 1995                3,644,880       $3,645    2,643,750      $     -      $12,540      $ 4,103      $20,288
                                         -------------------------------------------------------------------------------------------
                                         -------------------------------------------------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                               IWI HOLDING LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                   YEAR ENDED DECEMBER 31
                                               1995         1994         1993
                                           -------------------------------------
OPERATING ACTIVITIES
Net income (loss)                            $(1,384)      $2,291       $1,760
Adjustments to reconcile net income
 (loss) to net cash used in operating
 activities:
   Depreciation                                  367          181           85
   Equity in joint venture income               (188)        (444)           -
   Provision for (recovery of) doubtful
    accounts                                     313          184         (114)
   Compensation paid in shares of
    common stock                                   -            -           60
   Deferred income taxes                         (63)         (52)        (289)
   Changes in operating assets and
    liabilities:
     Accounts receivable                      (1,049)      (7,229)       1,177
     Accounts receivable from affiliated
      company                                    842          339         (438)
     Inventories                              (5,001)      (1,529)      (1,392)
     Prepaid expenses                           (417)         (87)        (217)
     Straight acceptances payable               (149)        (126)         156
     Accounts payable, trade                     368        1,766         (751)
     Accounts payable to affiliated
      company                                    (77)       1,838       (1,411)
     Accrued liabilities                         247          (64)        (324)
     Income taxes payable                       (522)          91          639
                                           -------------------------------------
Net cash used in operating activities         (6,713)      (2,841)      (1,059)

INVESTING ACTIVITIES
Purchases of property and equipment             (684)      (1,199)        (369)
Business acquisition, net of cash acquired    (2,199)           -            -
                                           -------------------------------------
Net cash used in investing activities         (2,883)      (1,199)        (369)

                               IWI HOLDING LIMITED

                                 (IN THOUSANDS)

                                                   YEAR ENDED DECEMBER 31
                                                1995         1994        1993
                                           -------------------------------------
FINANCING ACTIVITIES
Proceeds from bank for consigned gold          $  173       $    -       $1,426
Net proceeds from issuance of common
 stock                                          1,637        9,894           54
Proceeds from (payments on) line of
 credit, net                                    7,547       (3,647)      (1,918)
Payments on notes payable to
 shareholders and payable to affiliate              -       (2,000)        (806)
Proceeds from notes payable to
 shareholders                                       -            -           50
                                           -------------------------------------
Net cash provided by (used in)
 financing activities                           9,357        4,247       (1,194)
                                           -------------------------------------
Net increase (decrease) in cash                  (239)         207       (2,622)
Cash at beginning of year                         435          228        2,850
                                           -------------------------------------
Cash at end of year                            $  196       $  435       $  228
                                           -------------------------------------
                                           -------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                               IWI HOLDING LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993



1.  DESCRIPTION OF BUSINESS AND ACQUISITIONS

IWI Holding Limited (Holding) was incorporated in the British Virgin Islands on February 22, 1993. Prior to December 16, 1994, the common stock of Holding was wholly owned by Rhine Investment Holdings Company Limited (RIHC), which is a wholly owned subsidiary of Rhine Holdings Limited (RHL), a public company on the Stock Exchange of Hong Kong Limited. Pursuant to a corporate restructuring effective April 28, 1993, Imperial World, Inc. (Imperial), an Illinois corporation, became a wholly owned subsidiary of Holding when its shareholders transferred their shares of common stock in Imperial to Holding ultimately in exchange for shares of RHL. Holding was inactive prior to this date. Effective December 16, 1994, Holding completed an initial public offering of its common stock (Note 5).

In February 1995, the Company purchased the corporate name, all trade names, customer lists, other intangibles, and all active dies and molds of Ullenberg Corp., a distributor of jewelry in the United States for $304,000.

Effective June 30, 1995, the Company acquired all the outstanding common stock of Daco Manufacturing, Inc., J.B. Manufacturing, and J and B Manufacturing Company (collectively Daco, a Canadian jewelry manufacturer and distributor).

Each acquisition was accounted for as a purchase, and the purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair market value at the date of acquisition. Operating results have been included since the effective date of the acquisition.

Based on unaudited data, the following table presents selected financial information for the Company and its subsidiaries on a pro forma basis, assuming the companies had been combined since January 1, 1994 (dollars in thousands, except per share amounts):

                                                 YEAR ENDED DECEMBER 31
                                                  1995            1994
                                              -----------------------------

Net sales                                        $46,040         $55,966
Net income (loss)                                 (1,423)          2,614
Net income (loss) per share                         (.54)           2.67

                               IWI HOLDING LIMITED

1.  DESCRIPTION OF BUSINESS AND ACQUISITIONS

The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions been made as of January 1, 1994.

Holding and its wholly owned subsidiaries (together, the Company) import, manufacture, and wholesale fine jewelry. The Company also imports pearls for assembly and resale. Substantially all of the Company's sales are made in the United States and Canada.

BASIS OF PRESENTATION

The corporate restructuring, as described above, was accounted for at historical cost, similar to a pooling of interest, as control of the Company did not change due to the restructuring. Shareholders' equity at December 31, 1992, has been restated to furnish comparative information.

The accompanying consolidated financial statements are denominated in U.S. dollars, which is the Company's functional currency.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

All significant intercompany transactions have been eliminated.

INVENTORIES

Inventories, primarily consisting of finished goods, are stated at the lower of first in, first out (FIFO) cost or market.

At December 31, 1995, management has determined that the Company's inventory is in excess of its current requirements based on the recent level of sales. Management has developed a plan to reduce inventory to the desired levels over the near term, and believes that due to current market conditions, a loss will be incurred on the inventory disposition which is estimated to be approximately $1,500,0000. Accordingly, an inventory valuation reserve and charge to cost of sales of $1,500,000 has been recorded at December 31, 1995. It is possible that the inventory reduction plan will not be successful or that losses in excess of those recorded in the financial statements will be incurred.

                               IWI HOLDING LIMITED

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment are stated at historical cost. Accelerated methods were used to compute depreciation over the estimated useful lives of the assets until December 31, 1993. In 1994, the Company changed its method of depreciation to straight-line, as it results in a better matching of expense to revenue. The effect of the change in depreciation method is not material and is included in depreciation expense for the year ended December 31, 1994.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

In March 1995, the FASB issued Statement No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undisclosed cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of 1996 and based on current circumstances, does not believe the effect of adoption will be material.

JOINT VENTURE

The Company uses the equity method of accounting for the investment in the joint venture (Note 3).

INCOME TAXES

Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include accounts receivable, accounts payable, accrued liabilities, and notes payable. The fair values of all financial instruments were not materially different than their carrying values.

                               IWI HOLDING LIMITED

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires Company management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ form those estimates.

STOCK-BASED COMPENSATION

The Company has granted stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES and, accordingly, recognizes no compensation expense for the stock option grants.

ADVERTISING COSTS

The Company expenses all advertising costs as incurred. Advertising costs were approximately $809,000; $527,000; and $498,000 in 1995, 1994, and 1993,
respectively

NET INCOME PER COMMON SHARE

Net income per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the period and reflects, retroactively, the effects of the corporate restructuring (Note 1) and the exchange of common stock (Note 5). When dilutive, stock options and warrants are included as share equivalents using the treasury stock method. Primary and fully diluted net income per common share are the same for all years presented.

3.  EQUITY IN JOINT VENTURE

On August 31, 1994, the Company entered into a joint venture agreement with RHL, whereby each participant committed to an initial contribution to the joint venture of $2 million to fund the operations of retail jewelry stores in the People's Republic of China (PRC). The term of the joint venture is until December 31, 2004; however, the joint venture can be dissolved upon the mutual consent of both parties. For certain

                               IWI HOLDING LIMITED

3.  EQUITY IN JOINT VENTURE (CONTINUED)

periods as specified in the Agreement, the Company has the right to cause its interest in the joint venture to be sold to RHL, and, accordingly, RHL will then be committed to reimburse the Company an amount equal to its total capital contributions plus a minimum 18% annual return, through 1995.

In connection with the joint venture agreement, on October 27, 1994, the Company acquired a 50% interest in Haupia Corporation (Haupia), effective September 1, 1994, for $2 million. Previously, Haupia was a wholly owned subsidiary of RHL. Haupia has entered into management contracts with companies in the PRC for the operation of retail jewelry stores.

On December 29, 1995, the Company exercised its put option for 50% of its investment. In accordance with the joint venture agreement, RHL issued a promissory note for $1,402,000 representing one-half of the Company's initial interest in Haupia plus the allocable share of earnings of Haupia, subject to the 18% minimum annual return through December 31, 1995. The note which accrues interest at prime is payable in four quarterly installments ranging from $200,000 to $502,000 commencing April 1, 1996.

The following table summarizes the condensed financial data of Haupia (IN THOUSANDS):

                                                              PERIOD FROM
                                                              SEPTEMBER 1,
                                            YEAR ENDED         1994  TO
                                            DECEMBER 31,      DECEMBER 31,
                                               1995              1994
                                          ---------------------------------

Management fee income                         $   419          $   991
Net income                                         32              888


                                            DECEMBER 31,      DECEMBER 31,
                                               1995              1994
                                          ---------------------------------

Current assets                                 $4,997           $7,036
Current liabilities                               530            2,538
Shareholders' equity                            4,540            4,508

                               IWI HOLDING LIMITED

4.  CREDIT ARRANGEMENTS

The Company has an agreement with a bank through various credit facilities, whereby Imperial can borrow up to $10 million, payable on demand. The Company had borrowed up to $15.5 million during 1995 under a previous agreement. The total credit facility is governed by a formula, as defined in the agreement, based principally on accounts receivable and inventory levels. The agreement provides, among other things, that the credit facilities are collateralized by substantially all assets of Imperial. The agreement contains certain reporting and financial covenants which the Company is required to maintain. Under current covenants, Imperial may not declare or pay dividends, or make loans or advances to Holding. At December 31, 1995 and 1994, respectively, the amount of restricted net assets of Imperial was approximately $16.2 and $17.4 million.

The following summarizes the terms of these facilities:

LINE OF CREDIT

The line of credit bore interest at 9.25% at December 31, 1995 and 1994 (0.75% over the bank's reference rate) and borrowings at December 31, 1995, were $11,708,000. Under the demand facility, interest is calculated at 2% over the bank's reference rate.

STRAIGHT ACCEPTANCES PAYABLE

The Company purchases certain goods for sale by the issuance of straight acceptances from the bank to foreign vendors. These instruments have maturities of no longer than 180 days.

LETTERS OF CREDIT

In addition to straight acceptances, the Company also utilizes bank letters of credit when importing goods for sale. Outstanding balances on letters of credit at December 31, 1995 and 1994, were not material.

CONSIGNED GOLD

Gold consignment financing agreements are common in the jewelry industry. The Company has such an agreement with the bank, whereby the Company may transfer ownership of gold content in its inventory at fair market value to the bank. Simultaneously, the bank consigns the gold back to the Company. The Company is charged a consignment fee at an annual percentage rate of 4.75% and 3.5% at December 31, 1995 and 1994, respectively, of the market value of the consigned gold.

                               IWI HOLDING LIMITED

4.  CREDIT ARRANGEMENTS (CONTINUED)

The term of any consignment is indefinite, as long as the Company has sufficient gold in its inventory to cover the consignment or the total credit facility has not been terminated. Upon either event, the Company has the option to satisfy its obligation by transferring gold to the bank or paying cash based on the then-quoted market price of the gold. The Company's policy is to exclude the gold held on consignment from inventory.

Market price fluctuations between the borrowing and repurchase dates of the gold consignment financing agreements are borne by the Company and may result in either a gain or a loss. Unless required to repurchase the gold upon termination of the consignment, as described previously, the Company's policy is to not repurchase the gold unless it is favorable to the Company. The following table summarizes the Company's consigned gold transactions:

                                                  YEAR ENDED DECEMBER 31
                                            1995           1994         1993
                                         --------------------------------------
                                                      (IN THOUSANDS)

Gain on repurchases of consigned gold      $    -        $    -        $    -
Proceeds from bank for consigned gold         173             -         1,426
Repurchases of consigned gold                   -             -             -


At December 31, 1995, 4,450 troy ounces of gold, having a fair market value of $1,722,600, were held on consignment by the Company. Had the Company repurchased the gold at December 31, 1995, the Company would have incurred a loss of $123,600.

DACO CREDIT ARRANGEMENTS

In connection with the acquisition (Note 1), Daco entered into a credit agreement similar to Imperial's with a Canadian bank. Daco can borrow up to approximately $8.5 million in Canadian dollars (approximately $6.3 million in United States dollars) through similar credit facilities. Outstanding borrowings on the line of credit were $2,497,000 at December 31, 1995. The line of credit bears interest at 7.75% at December 31, 1995 (0.25% over the bank's prime rate), and precious metals bear a consignment fee of 3.35%.

At December 31, 1995, 4,535 troy ounces of gold, having a fair value of $1,861,000 were held on consignment by Daco. The agreement is secured by substantially all of Daco's assets and guaranteed by Holding and Imperial.

                               IWI HOLDING LIMITED

5.  SHAREHOLDERS' EQUITY

Effective March 21, 1994, the authorized capital stock of the Company was increased to 10,000,000 shares of no par value common stock and 5,000,000 shares of $1 par value preferred stock. The 3,644,880 issued preferred shares are redeemable at the Company's option after March 21, 1997, at an amount not to exceed 50% of net income in excess of $15 million for the preceding year. If not redeemed, the preferred shares will begin to accrue a 4% noncumulative dividend. The preferred shares have voting rights equivalent to one-half vote per share, and a $1 per share liquidation preference. On March 21, 1994, the Directors further authorized the exchange of 1,225,000 shares of the new no-par-value common stock for the initial one share of $1 par value common stock which was held by RIHC. On October 27, 1994, RIHC returned and the Company retired 306,250 shares of common stock of the Company. All common share and per share amounts in the consolidated financial statements and notes to the consolidated financial statements have been restated to reflect these stock transactions and increase in authorized shares.

On December 16, 1994, the Company issued 1,500,000 shares of its common stock at $8.50 per share in an initial public offering (IPO). The proceeds received, net of commissions and other related expenses, were approximately $9.9 million.

Additionally, the Company granted an option to purchase 225,000 shares of common stock at an exercise price of $8.50 to the underwriters. This option was exercised on January 30, 1995, with the Company receiving net proceeds of approximately $1.6 million. In conjunction with the IPO, warrants to purchase an aggregate of 150,000 shares of common stock at an exercise price of $14.025 were issued to the representative of the underwriters of the IPO. The warrants are exercisable for a period of four years beginning December 16, 1995.

Compensation paid in shares of common stock in 1993 was based upon the market value of the stock, as determined by the Company.

Subsequent to December 31, 1995, the Company's Board of Directors authorized the repurchase of up to 350,000 shares of its common stock.

                               IWI HOLDING LIMITED

5.  SHAREHOLDERS' EQUITY (CONTINUED)

STOCK OPTION PLANS

The Company has 150,000 shares of common stock reserved for options which may be granted to directors, officers, and key employees under a stock option plan adopted in 1994. The exercise price of the option shall not be less than the greater of $8.50 per share or the fair market value of the stock on the date the option is granted. The only options outstanding were options for 80,000 shares at an exercise price of $8.50 per share granted in 1995.

During 1995, the Company adopted a nonqualified stock option plan under which 600,000 shares of common stock have been reserved for options which may be granted to key employees and third-party consultants at an option price to be determined by the Compensation Committee of the Board of Directors. No options have been granted under this plan.

6.  RELATED PARTY TRANSACTIONS

Rhine Jewellery Limited (Rhine), located in Hong Kong and the Company's principal supplier, is also a subsidiary of RIHC (Note 1). For the years ended December 31, 1995, 1994, and 1993, the Company's purchases from Rhine were approximately $7.5 million, $8.3 million, and $8.2 million, respectively.

On March 21, 1994, a $3,644,880 noninterest note payable to Rhine was converted to 3,644,880 shares of preferred stock (Note 5).

7.  NOTES PAYABLE

In conjunction with the Daco acquisition, the Company has entered into promissory notes with the former shareholders (some of whom are officers) totaling $1,435,000. Certain of these notes (totaling $879,000) are payable August 31, 1996. The remaining notes are due in eight equal quarterly installments beginning November 1996. Interest is payable quarterly and is computed at the prime rate that the Canadian bank charges under the Daco credit arrangements (Note 4). All outstanding stock of Daco has been pledged to secure these notes.

                               IWI HOLDING LIMITED

8.  INCOME TAXES

The following table summarizes income taxes (benefits):

                                         YEAR ENDED DECEMBER 31
                                   1995           1994            1993
                              --------------------------------------------
                                             (IN THOUSANDS)
Current:
 U.S. federal                   $   (782)       $    539        $    668
 U.S. state                         (176)            151             135
 Other                               392             150               -
                              --------------------------------------------
                                    (566)            840             803

Deferred:
 U.S. federal                        (51)            (41)           (223)
 U.S. state                          (12)            (11)            (66)
                              --------------------------------------------
                                     (63)            (52)           (289)
                              --------------------------------------------
Income taxes                    $   (629)       $    788        $    514
                              --------------------------------------------
                              --------------------------------------------

Income (loss) before income
 taxes:
 United States                  $ (3,848)       $  1,591        $  1,431
 Other                             1,835           1,488             843
                              --------------------------------------------
                                $ (2,013)       $  3,079        $  2,274
                              --------------------------------------------
                              --------------------------------------------

Undistributed earnings of the Company's U.S. subsidiary, Imperial, amounted to approximately $.6 million and $3.3 million at December 31, 1995 and 1994, respectively. These earnings are considered to be indefinitely reinvested, and, accordingly, no provision for U.S. federal withholding taxes has been provided thereon. Upon distribution of those earnings in the form of dividends, the Company would be subject to U.S. federal withholding taxes at a rate of 30%.
The Company's current credit facility (Note 4) prohibits the payment of dividends.

                               IWI HOLDING LIMITED

8.  INCOME TAXES (CONTINUED)

The differences between the U.S. federal statutory tax rate and the Company's effective tax rate are as follows:

                                               YEAR ENDED DECEMBER 31
                                          1995          1994          1993
                                       ---------------------------------------

U.S. federal statutory tax rate          (34.0)%        34.0%         34.0%
Income of companies not subject to
 U.S. income tax                         (31.0)         (16.4)        (5.1)
Benefit from change in tax status          -              -          (11.1)
Non-U.S. income taxes                     17.9            4.9            -
State income taxes (net of U.S.
 federal income tax benefit)              (5.8)           3.0           4.6
Change in valuation allowance             24.6            -              -
Other                                     (2.9)            .1            .2
                                       ---------------------------------------
Consolidated effective tax rate          (31.2)%         25.6%         22.6%
                                       ---------------------------------------
                                       ---------------------------------------

The components of deferred income taxes are as follows:

                                                            DECEMBER 31
                                                        1995           1994
                                                      ------------------------
                                                           (IN THOUSANDS)
Deferred tax assets (liabilities):
 Accounts receivable                                     $259          $279
 Inventories                                              723            90
 Property and equipment                                  (106)          (60)
 Other                                                     23            32
                                                      ------------------------
                                                          899           341
Less:  Valuation allowance                               (495)            -
                                                      ------------------------
Net deferred tax assets                                  $404          $341
                                                      ------------------------
                                                      ------------------------

                               IWI HOLDING LIMITED

9.  SUPPLEMENTAL CASH FLOW INFORMATION

                                               YEAR ENDED DECEMBER 31
                                           1995         1994         1993
                                       -------------------------------------
                                                     (IN THOUSANDS)

  Cash paid for income taxes             $   380      $   756      $   201
  Cash paid for interest                     865          678          569

  Noncash investing and financing
     activities:
  Notes payable to shareholders
     assumed by an affiliated company          -            -        3,645
  Notes payable to shareholders
     converted to additional paid-in           -            -          700
     capital
  Note payable to affiliated company
     converted to preferred stock              -        3,645            -
  Payable to affiliate to invest in
     joint venture                             -        2,000            -
  Receivable from affiliate for sale
     of investment in joint venture        1,402            -            -

10.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data for the years ended December 31, 1995 and 1994 are as follows:
                                         THREE MONTHS ENDED
                          MARCH 31      JUNE 30   SEPTEMBER 30  DECEMBER 31
                        -----------------------------------------------------
                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1995:
 Net sales                 $ 7,877       $ 8,093      $12,686      $13,054
 Gross profit                1,520         1,947        3,192        1,027
 Net income (loss)             (33)           31          509       (1,891)
 Net income (loss) per
   common share               (.01)          .01          .19         (.72)

1994:
 Net sales                 $10,221       $ 8,091      $10,270      $13,320
 Gross profit                2,064         1,505        2,406        3,202
 Net income (loss)             387           (51)         658        1,297
 Net income (loss) per
   common share                .42          (.06)         .72         1.11

                               IWI HOLDING LIMITED

10.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

The Company has made all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the selected quarterly financial data. Included in the fourth quarter 1995 financial data is an inventory valuation adjustment (Note 2).

11.  EMPLOYEE BENEFIT PLAN

The Company sponsors a defined-contribution, profit-sharing plan (Plan) covering substantially all full-time employees who have completed one year of service. Company contributions to the Plan are discretionary, determined by the Board of Directors, and fully vest to employees upon completion of six years of service. Effective January 1, 1993, the Company implemented a voluntary 401(k) savings feature to its Plan. Participants may contribute up to 15% of their compensation to the Plan. The Company matches 50% of the first 2% of compensation that a participant contributes. Participant and employer-matched contributions to the Plan are 100% vested. Company contributions were approximately $16,000, $40,000, and $39,000, respectively, in 1995, 1994, and
1993.

12.  SIGNIFICANT CUSTOMERS

Significant customers are those accounting for at least 10% of net sales in a calendar year. During the year ended December 31, 1995, the Company derived 45% of its net sales from three customers. During the years ended December 31, 1994 and 1993, the Company derived 64% and 61%, respectively, of its net sales from four customers.

13.  COMMITMENTS

OPERATING LEASE

Imperial is obligated under a lease for its operating facility for minimum rentals as well as real estate taxes and other operating expenses through October 2003, with an option for an additional five years. Daco has a lease obligation with similar provisions through July 2002, with an option for an additional five years.

                               IWI HOLDING LIMITED

13.  COMMITMENTS (CONTINUED)

The future minimum lease payments required under these leases as of December 31, 1995, approximated the following (in thousands):

1996                                                         $  358
1997                                                            370
1998                                                            386
1999                                                            394
2000                                                            408
Thereafter                                                    1,037
                                                           ----------
Total minimum lease payments                                 $2,953
                                                           ----------
                                                           ----------

Rent expense included in the accompanying statement of operations amounted to $384,000, $285,000, and $144,000 for 1995, 1994, and 1993, respectively.

EMPLOYMENT AGREEMENTS

The Company has various employment agreements with certain officers and key employees expiring at various dates through August 1998. Included are provisions for severance payments for the longer of one additional year or any period for which the employee is required not to compete.

The future minimum annual compensation payments as required under the agreements amount to $829,000, $398,000, and $186,000 for 1996 through 1998, respectively.

                               IWI HOLDING LIMITED

14.  GEOGRAPHIC SEGMENT INFORMATION

The Company's operations in 1993 and 1994 were conducted primarily in the United States. Financial information as of and for the year ended December 31, 1995, summarized by geographic area, is as follows:

                           UNITED
                           STATES        CANADA    ELIMINATIONS CONSOLIDATED
                         ---------------------------------------------------
TOTAL REVENUES
Unaffiliated customers     $31,005       $10,705      $     -      $41,710
Interarea transfers          5,065             -       (5,065)           -
                         ---------------------------------------------------
Total revenues             $36,070       $10,705      $(5,065)     $41,710
                         ---------------------------------------------------
                         ---------------------------------------------------

Income (loss) from
 operations                $(1,991)      $ 1,005      $  (126)     $(1,112)
                         ---------------------------------------------------
                         ---------------------------------------------------

ASSETS
Identifiable assets        $37,123       $13,086      $(7,302)     $42,907
Corporate assets             1,230             -            -        1,230
                         ---------------------------------------------------
Total assets               $38,353       $13,086      $(7,302)     $44,137
                         ---------------------------------------------------
                         ---------------------------------------------------

Interarea transfers primarily represent shipments of finished goods inventory to Canada. These interarea shipments are made at transfer prices which approximate prices charged to unaffiliated customers and have been eliminated from consolidated net revenues. Corporate assets consist of investment in joint venture (Note 3).

                               IWI HOLDING LIMITED

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                                 BALANCE SHEETS


                                                         December 31,
                                                         ------------
                                                    1995               1994
                                                    ----               ----

ASSETS:

Cash                                           $       1,000      $       1,000

Due from affiliate                                   500,000            500,000

Investments in wholly owned subsidiaries          19,787,000         19,534,412
                                               -------------      -------------

  Total Assets                                 $  20,288,000      $  20,035,412
                                               -------------      -------------
                                               -------------      -------------

SHAREHOLDERS' EQUITY:

Preferred stock, $1 par value; 5,000,000
  shares authorized; 3,644,880 shares
  issued and outstanding                       $   3,644,880      $   3,644,880

Common stock, no par value, 10,000,000
   shares authorized; 2,643,750 shares
  issued and outstanding (2,418,750 shares in 1994)

Additional paid-in capital                        14,419,722         12,783,134

Retained earnings                                  2,223,398          3,607,398
                                               -------------      -------------

                                               $  20,288,000      $  20,035,412
                                               -------------      -------------
                                               -------------      -------------




SEE NOTE TO CONDENSED FINANCIAL STATEMENTS.

                               IWI HOLDING LIMITED

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS



                                        For the Year Ended    For the Year Ended
                                        December 31, 1995     December 31, 1994
                                        ------------------    ------------------
Equity in net income (loss) of
   subsidiaries                            $  (1,384,000)        $   2,291,443

Retained earnings beginning of period          3,607,398             1,315,955
                                           -------------         -------------
Retained earnings end of period            $   2,223,398         $   3,607,398
                                           -------------         -------------
                                           -------------         -------------



SEE NOTE TO CONDENSED FINANCIAL STATEMENTS.

                               IWI HOLDING LIMITED

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                            STATEMENTS OF CASH FLOWS



                                        For the Year Ended    For the Year Ended
                                        December 31, 1995     December 31, 1994
                                        ------------------    ------------------

INVESTING ACTIVITIES

   Investment in Imperial World, Inc.      $  (1,636,588)        $  (9,393,406)
                                           -------------         -------------

                                              (1,636,588)           (9,393,406)
                                           -------------         -------------

FINANCING ACTIVITIES

   Proceeds from sale of common stock          1,636,588            11,255,750

   Loan to Rhine Sourcing Limited                      -              (500,000)

   Repayment of loan from Imperial
    World, Inc.                                        -            (1,361,344)
                                           -------------         -------------

                                               1,636,588             9,394,406
                                           -------------         -------------

Net change in cash                                     -                 1,000

Cash at beginning of period                        1,000                     -
                                           -------------         -------------

Cash at end of period                      $       1,000         $       1,000
                                           -------------         -------------

SUPPLEMENTAL DISCLOSURE OF NON-CASH
 INVESTING AND FINANCING ACTIVITIES

   Note payable to affiliate converted
    to preferred stock                     $           -         $   3,644,880


SEE NOTE TO CONDENSED FINANCIAL STATEMENTS.

                               IWI HOLDING LIMITED

           SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                     NOTE TO CONDENSED FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994




1.   BASIS OF PRESENTATION

The Company's share of net income (loss) of its unconsolidated subsidiaries, all of which are wholly owned, is included in net income (loss) using the equity method. Parent-company-only financial statements should be read in conjunction with the Company's consolidated financial statements.

                               IWI HOLDING LIMITED

                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS



                                    Additions      Additions
                    Balance at     Charged to     Charged to
                   Beginning of     Costs and        Other                    Balance at End
Description           Period        Expenses       Accounts      Deductions      of Period
- -----------        ------------    ----------     ----------     ----------   --------------
Year Ended
Decmber 31, 1993

Allowance for
Doubtful Accts      $       --     $ (113,695)(2) $  245,000(3)  $   31,305(1)  $  100,000

Year Ended
Decmber 31, 1994

Allowance for
Doubtful Accts      $  100,000     $  184,000     $       --     $   34,000(1)  $  250,000

Year Ended
Decmber 31, 1995

Allowance for
Doubtful Accts      $  250,000     $  313,000     $       --     $  109,000(1)  $  454,000

Valuation
Allowance           $       --     $  495,000     $       --     $       --     $  495,000




(1)  Writeoff of uncollectible accounts
(2)  Provision of $131,305 and recovery of $245,000
(3)  Recovery of amount written off in prior years