Form 20-F
period 1996-12-31
IWI HOLDING LTD
filed 1997-06-30
CIK 923168

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

                   For the Fiscal Year Ended December 31, 1996

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]

        For the transition period from                to            .
                                      ----------------  ------------

                           Commission File No. 0-25108

                               IWI HOLDING LIMITED
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                             British Virgin Islands
                 -----------------------------------------------
                 (Jurisdiction of Incorporation or Organization)

   P.O. Box 3340, Dawson Building, Road Town, Tortola, British Virgin Islands
   --------------------------------------------------------------------------
                     Address of Principal Executive Offices


Securities Registered Pursuant to Section 12(b) of the Act:

  Title of Each Class                  Name of Each Exchange on Which Registered
  -------------------                  -----------------------------------------

       None                                             None

Securities Registered Pursuant to Section 12(g) of the Act:

                           Common Stock, no par value
                           --------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None
                                ----------------
                                (Title of Class)

     As of June 2, 1997, the Registrant had outstanding 2,554,700 shares of Common Stock and 3,644,880 shares of Preferred Stock.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past twelve (12) months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past ninety (90) days. Yes X No
                              -----  -----

     Indicate by check mark which financial statement item the registrant has elected to follow.

         Item  17      Item  18
             -----         -----

                                TABLE OF CONTENTS

                                                                       Page
                                                                       ----

PART I

         ITEM 1.  DESCRIPTION OF BUSINESS..............................  3
         ITEM 2.  DESCRIPTION OF PROPERTY..............................  5
         ITEM 3.  LEGAL PROCEEDINGS....................................  6
         ITEM 4.  CONTROL OF REGISTRANT................................  6
         ITEM 5.  NATURE OF TRADING MARKET.............................  7
         ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS
                  AFFECTING SECURITY HOLDERS...........................  7
         ITEM 7.  TAXATION.............................................  8
         ITEM 8.  SELECTED CONSOLIDATED FINANCIAL DATA.................  8
         ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS........  9
         ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT................. 14
         ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS............... 16
         ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT
                  OR SUBSIDIARIES...................................... 17
         ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS....... 17

PART II

         ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED........... 18

PART III

         ITEM 15. DEFAULTS UPON SENIOR SECURITIES...................... 18
         ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY
                  FOR REGISTERED SECURITIES............................ 18

PART IV

         ITEM 17. FINANCIAL STATEMENTS................................. 18
         ITEM 18. FINANCIAL STATEMENTS................................. 18
         ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.................... 18

                  SIGNATURES........................................... 21

                                     PART I


ITEM 1. DESCRIPTION OF BUSINESS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth in this report.

General

     The Company, through its wholly-owned subsidiaries, Imperial World, Inc. ("Imperial") and DACO Manufacturing Ltd. ("DACO"), is engaged in the design, assembly, merchandising and wholesale distribution of jewelry. The Company provides a broad range of fashionable jewelry targeted at consumers who seek fine jewelry at moderate prices and costume jewelry for every day wear. These customers are likely to purchase jewelry at frequent intervals as fashions and styles change. The majority of the Company's U.S. sales are under the trade name of "World Pacific Jewelry" through Imperial, while DACO sells principally in Canada under its own name or through the manufacturing and distribution of licensed products. Customers of the Company are principally large retail establishments with jewelry departments and mass media marketers. Despite the recent downturn in its U.S. sales, the Company believes that it is competitively positioned in the jewelry industry.

Products and Pricing

     The Company's principal products are rings, pendants, earrings, bracelets, necklaces, pins and brooches made of diamonds, other precious or semi-precious stones, pearls, silver and gold in addition to the more moderately priced gold, silver and costume jewelry. The Company's products are currently sold in over 7,000 retail outlets. For the majority of products, the average wholesale price is approximately $60 with the prices ranging from approximately $35 to $450. DACO's products start as low as $3 with an average wholesale price of approximately $11.

Purchasing

     The Company imports most of its jewelry from the People's Republic of China ("PRC"), Hong Kong and Thailand. Cultured pearls are imported from Japan, the PRC and Hong Kong and freshwater pearls are imported from the PRC. The imported pearls are assembled by the Company into various pearl jewelry products. The Company purchases jewelry from a number of suppliers based on quality, pricing and available quantities. Rhine Jewellery, an affiliate of the Company, supplied approximately $4.6 million of the Company's purchases, or approximately 20%, for the fiscal year ended December 31, 1996. The Company believes it has good relationships with its suppliers, most of whom have supplied the Company for many years.

     Although purchases of material are made from a relatively small number of suppliers, the Company believes there are numerous alternative sources for all materials, and that the failure of any principal supplier would not have a material adverse effect on operations or the Company's financial condition. The Company has not experienced any difficulty in securing product.

     The Company engages in limited hedging activities with respect to possible fluctuations in the price of precious, semi-precious gemstones or metals. The

Company believes the risk of not engaging in such activities is minimal, since historically the Company has been able to adjust prices as material fluctuations have occurred. The Company believes that a downward trend in the prices of stones or metals would have little, if any, impact on the valuation of the Company's inventories.

Manufacturing and Assembly

     DACO manufactures most of their costume jewelry and some of their precious jewelry in a modern 40,000 square foot capacity outside of Toronto, Ontario, Canada. DACO makes its own castings and has a state of the art plating facility. The Company manufactures fashion jewelry with the Sarah Coventry name under exclusive licenses for the Canadian and U.S. market.

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

Marketing

     The primary marketing efforts are product design and customer support services. The productpresentatives on a commission basis. While such representatives may also sell other products, they do not sell products which compete with those of the Company. The Company supports the independent representatives with internal account executives who have selling and account management responsibilities.

     The Company has an agreement with its affiliates to market in non-competing geographic areas.

Customers

     The Company's customers consist of jewelry retail stores, mass merchandisers, such as Wal- Mart Stores, Inc., department stores, such as J.C. Penney Company, Inc., catalog showrooms and various specialty markets including The Home Shopping Network, Inc. J.C. Penney Company, Inc. accounted for approximately 19% of net sales in 1996. The Company has no long-term contracts with any customers, however, each of its large volume purchasers have been customers for at least five years. The following table sets forth the approximate percentage of net sales for the major market segments for the periods indicated.

                             Year Ended December 31,
                                   1994       1995       1996
                                   -----      -----     -----

Jewelry retail stores........      17.7%      12.3%     15.9%
Specialty markets............      25.6       37.0      20.2
Mass merchandisers...........      24.2       14.4      22.6
Department stores............      26.4       25.3      35.2
Catalog showrooms............       6.1       11.0       6.1
                                  ------     ------    ------
      Total..................     100.0%     100.0%    100.0%
                                  ======     ======    ======

Competition

     The jewelry industry in the United States is highly fragmented, with little significant brand name recognition or consumer loyalty. Selection is generally a function of design appeal, perceived high value and quality in relation to price.

     Jewelry stores alone account for an estimated $15 billion in annual sales in the United States. Retail jewelry sales have historically increased at a rate in excess of the inflation rate. This increase is principally attributable to the growth in the number of dual working households which in turn has increased the amount of disposable income for women, the largest group of jewelry purchasers. The rise in number of women in the workforce has increased the demand for women's business attire, including jewelry.

     While many competitors may have a wider selection of products or greater financial resources, the Company believes its competitive position is enhanced by its information system and its close relationship with its customers and vendors. Therefore, although the competition is intense, the Company believes it is well positioned in the jewelry industry.

Employees

     As of June 2, 1997, the Company had 151 employees, including 6 executive officers, 17 persons in sales and merchandising, 100 persons in operations, and 28 persons in administrative and support functions. None of the employees is governed by a collective bargaining agreement and the Company considers its relations with its employees to be satisfactory.

ITEM 2.  DESCRIPTION OF PROPERTY

     The Company maintains is registered offices in the BVI; Imperial leases approximately 25,000 square feet of space for operations and pearl assembly in Westmont, Illinois; and DACO leases approximately 40,000 square feet for manufacturing and distribution near Toronto, Ontario, Canada. Under the 10 year lease which commenced in November, 1993, future minimum annual lease payments with respect to the Company's Westmont, Illinois facilities range from approximately $225,000 to $300,000. At the expiration of the lease, the Company has the option to renew for an additional five years. The facility, which provides state of the art security, has, in the opinion of management, capacity to more then double the current sales volume. It was designed to maximize the efficiency of the Company's current operations and to provide for the Company's anticipated growth.

     The DACO facilities are leased through July, 2002 with an option to renew for an additional five years. Future minimum annual rentals under the lease range from $113,000 to $133,000. Management believes such facilities are adequate to meet the needs of DACO for the foreseeable future.

ITEM 3.  LEGAL PROCEEDINGS

     The Company is a codefendant in a lawsuit brought by a shareholder who alleges the Company misrepresented its financial position in interim financial statements. The shareholder has filed for class actions status and is seeking damages of $11 million. The Company believes the allegation is without merit and intends to vigorously defend the claim.

ITEM 4.  CONTROL OF REGISTRANT

     The following table is furnished as of June 2, 1997, to indicate beneficial ownership of shares of the Company's Common Stock and Preferred Stock by (1) each shareholder of the Company who is known by the Company to be a beneficial owner of more than 10% of the Company's Common Stock or Preferred Stock and (2) all officers and directors of the Company as a group. The information in the following table was provided by such persons.

                                  Amount and                             Percent
                                   Nature of                               of
Name and Addresses of             Beneficial     Title        Percent   Voting
Beneficial Owner                 Ownership (1)   of Class    of Class    Power
---------------------            -------------   --------    --------    -------

David Chui(2)                      523,700(3)    Common        20.5%      12.0%
Lillian Chui(2)                    523,700(3)    Common        20.5%      12.0%
Sherman Chui                       523,700(3)    Common        20.5%      12.0%
Rhine Investment Holdings
 Company Limited(2)                918,750(3)    Common        36.0%      21.0%
Rhine Jewellery Limited(2)       3,644,880(3)    Preferred    100.0%      41.6%
White Angel Holdings Ltd.(2)       523,700(3)    Common        20.5%      12.0%

All executive officers and
 directors as a group              590,700       Common        23.1%      13.5%
 (8 persons)                     2,077,582       Preferred     57.0%      23.7%

------------------------
(1) The persons named in the table have sole voting and investment power with respect to all shares of Common Stock and Preferred Stock shown as beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to the table.
(2) Address is 2nd Floor, One Harbourfront, 18 Tak Fung Street, Hunghom, Hong Kong.

(3) All shares of Common Stock and Preferred Stock indicated are held of record by Rhine Investment Holdings Company Limited and Rhine Jewellery Limited, respectively. Rhine Jewellery Limited is a wholly owned subsidiary of Rhine

     Investment Holdings Company Limited. Rhine Investment Holdings Company Limited is wholly owned by Rhine Holdings Limited which is owned in part by a series of trusts, including a trust for the benefit of David Chui, Lillian Chui and Sherman Chui which owns approximately 57% of the outstanding securities of Rhine Holdings Limited. White Angel Holdings Ltd. Has the power to vote and dispose of the shares held by these trusts. David Chui, Lillian Chui and Sherman Chui may be deemed to hold, but hereby disclaim, beneficial ownership of all securities of the Company held by Rhine Investment Holdings Company Limited and Rhine Jewellery Limited. However, the table above reflects any possible beneficial ownership as well as the holdings of White Angel Holdings Ltd. because the ownership of 57% of the stock of Rhine Holdings gives the Chui family absolute control of the Company.

ITEM 5. NATURE OF TRADING MARKET

     There is no non-U.S. trading market for the Common Stock of the Company. Within the United States, the Company's Common Stock is traded in the over-the-counter market. The Company's Common Stock is quoted on the NASDAQ Small Cap under the symbol "JEWLF".

     The following table sets forth the high and low bid price per share for the Company's Common Stock for each quarterly period since the completion of the Company's IPO on December 16, 1994.

                          1996                    1995
                   ----------------       ----------------
                    High       Low         High       Low
                   ------    ------       ------    ------

First Quarter      $3.250    $2.250       $10.25    $6.750
Second Quarter      2.625     1.000         9.00     4.375
Third Quarter       1.625      .500         6.25     4.375
Fourth Quarter      1.875      .500        5.125     1.875


     The quotations reflect inter-dealer prices without mark-up, mark-down or commission and may not represent actual transactions.

     At June 2, 1997, the bid price at the Common Stock was $.5625.

     As of June 2, 1997, there were approximately 1,470 beneficial holders of the Common Stock of the Company, nearly all of which are believed to be in the United States.

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

ITEM. 8 SELECTED CONSOLIDATED FINANCIAL DATA


(In thousands, except share data)
                                                             Year Ended December 31,
                                            -------------------------------------------------------
                                              1992       1993      1994         1995         1996
                                            -------    -------    -------    ---------    ---------
Statement of Income Data:

Net Sales...............................    $33,402    $35,616    $41,902    $  41,710    $  30,840
Cost of sales...........................     25,001     27,643     32,725       34,024       25,809
                                            -------    -------    -------    ---------    ---------
Gross profit............................      8,401      7,973      9,177        7,686        5,031
Operating expenses......................      6,378      5,120      5,831        8,798       10,221
                                            -------    -------    -------    ---------    ---------
Income (loss) from operations...........      2,023      2,853      3,346       (1,112)      (5,190)
Other income (expense) - net............       (796)      (579)      (267)        (901)      (1,053)
                                            -------    -------    -------    ---------    ---------
Income (loss) before income taxes.......      1,227      2,274      3,079       (2,013)      (6,243)
Income data (1992 - 1993 Pro Forma)(2):
  Income taxes (benefit)................        476        767        788         (629)        (307)
                                            -------    -------    -------    ---------    ---------
  Net income (loss).....................    $   751    $ 1,507    $ 2,291    $  (1,384)   $  (5,936)
                                            =======    =======    =======    =========    =========
  Net income (loss) per common share (1)    $   .87    $  1.65    $  2.34    $    (.53)   $   (2.25)
                                            =======    =======    =======    =========    =========
Cash distributions per common share (1)     $  3.95    $     -    $     -    $       -    $       -
                                            =======    =======    =======    =========    =========
Weighted average number of common
 shares outstanding (1).................    863,778    911,400    980,394    2,625,873    2,635,830
                                            =======    =======    =======    =========    =========

                                         Year Ended December 31,
                         ------------------------------------------------------
                           1992       1993       1994        1995        1996
                         -------    -------    --------    --------    --------
Balance Sheet Data:

Working capital.......   $ 5,751    $ 7,341    $ 16,064    $ 16,682    $ 12,038
Total assets..........    22,144     19,652      31,695      44,137      29,768
Long-term debt........     4,345      3,645           0         556         204
Shareholders' equity..     1,631      4,205      20,035      20,288      14,287

------------------------
(1) Per share amounts reflect retroactively for the periods indicated, the March 21, 1994 reorganization involving an exchange of 1,225,000 newly issued Common Shares for the previously issued share of $1U.S. Common and the return and retirement of 306,250 of such shares on October 27, 1994.

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

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

     The following table sets forth, for the periods indicated, certain information derived from the Consolidated Statements of Income of the Company. All dollar and share amounts are set forth in thousands, except per share data.


                                           1994                           1995                          1996
                               ---------------------------    ---------------------------   ---------------------------
                                         Percent   Percent              Percent   Percent              Percent  Percent
                                Amount    Sales    Change      Amount    Sales    Change     Amount     Sales   Change
                               -------   -------   -------    -------   -------   ------    -------    -------  -------
Net sales....................  $41,902    100.0     + 17.6    $41,710    100.0    -  0.5    $30,840    100.0    - 26.1
Gross Profit.................    9,177     21.9     + 15.1      7,686     18.4    - 16.2      5,031     16.3    - 34.5
Operating expenses...........    5,831     13.9     + 13.9      8,798     21.1    + 50.9     10,221     33.1    + 16.2
Income (loss) from
 operations..................    3,346      8.0     + 17.3     (1,112)    (2.7)   -133.2     (5,190)   (16.8)   -366.7
Income (loss) before income
 taxes.......................    3,079      7.4     + 35.4     (2,013)    (4.8)   -165.4     (6,243)   (20.2)   - 10.1
Income taxes (benefit).......      788      1.9     +  2.7       (629)    (1.5)   -179.8       (307)    (1.0)   - 51.2
Net income (loss)............    2,291      5.5     + 52.0     (1,384)    (3.3)   -160.4     (5,936)   (19.2)   -328.9
Net income (loss) per
 common share................  $ (2.34)                       $  (.53)                      $ (2.25)
Weighted average number of
 shares outstanding..........      980                          2,626                         2,636

     The Company's operating results during 1995 and 1996 were adversely impacted by a weak jewelry market, particularly for semi-precious colored stones, which resulted in sales that were much lower than anticipated.

     At December 31, 1995, management determined that the Company's inventory was in excess of its requirements measured by its existing and anticipated level of sales. A reserve of $1.5 million was recorded for anticipated losses required to reduce inventories to desired levels over the near term. This inventory reduction plan was substantially completed as anticipated.

     Net sales during 1996 continued at a lower level than expected. An aggressive inventory reduction plan was initiated to maintain liquidity and reduce inventory to desired levels. Approximately $3 million of losses were recorded during 1996 from the reduction of inventory under this plan, including $1.6 million in reserves for the completion of the plan during 1997.

     The Company incurred significant operating losses during 1995 and 1996, principally from the reduction of inventories. The Company has reduced operating expenses and continues to aggressively reduce inventory. Management is actively seeking to obtain a commitment for continuation of its bank operating facilities for at least another year, as well as considering raising capital through the issuance of equity-related securities. Management expects that these efforts will result in maintaining liquidity. However, no assurance can be given that the Company will be successful in accomplishing these objectives or that the Company will again achieve profitability. The Company's continuation as a going concern is dependent upon attaining future profitable operations and upon its ability to obtain adequate financing or capital.

     The Company's sales are generated through the wholesaling of jewelry products to the following distinct groups:

                           1992     1993     1994     1995     1996
                          ------   ------   ------   ------   ------

Jewelry retail stores...   19.6%    17.4%    17.7%    12.3%    15.9%
Specialty markets.......   31.7     40.1     25.6     37.0     20.2
Mass merchandisers......   25.0     16.2     24.2     14.4     22.6
Department stores.......   16.7     19.1     26.4     25.3     35.2
Catalog showrooms.......    7.0      7.2      6.1     11.0      6.1
                          ------   ------   ------   ------   ------
Total...................  100.0%   100.0%   100.0%   100.0%   100.0%

     The Company raised approximately $11.5 million of net proceeds from its IPO in December of 1994 and January, 1995. The proceeds were utilized primarily for acquisitions and internal expansion. Certain assets of Ullenberg Corp. were acquired in February of 1995 for approximately $300,000. Effective July 1, 1995, the Company completed the acquisition of DACO for approximately $500,000 in cash and note payable of $1,435,000. DACO manufactures and distributes moderately priced gold, silver and costume jewelry in Canada.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Net Sales. Net sales decreased by $10.9 million, or 26.1% to $30.8 million in 1996, $1.8 million of the decline in net sales was attributable to DACO. The return of in excess of $1 million of inventory by a Canadian customer facing bankruptcy, contributed to the low volume. The decline in domestic sales of $9.1 million related primarily to a decrease in sales to specialty markets (principally military and television).

     Gross Profit. Gross profit decreased by $2.7 million to $5 million in 1996. The 1996 level reflects a lower sales volume and includes approximately $3 million of losses from an aggressive inventory reduction plan.

     Loss from Operations. The loss from operations increased by $4.1 million to a loss of $5.2 million in 1996. In addition to the decline in gross profit, 1996 includes a full year of DACO's operating expenses, or an increase of $1.4 million over the amount included in 1995 operations. The Company has reduced operating expenses to more closely match the current operating level.

     Net Loss. The net loss for 1996 was $5.9 million as compared to $1.4 million in 1995. The increase in the 1996 net loss was principally attributable to the increased operating loss described above. In addition, the increase of $0.1 million in interest expense is the result of including a full year of DACO's interest expense in 1996. The 1996 income tax benefit resulting from the carryback of net operating losses was $0.3 million less than the amount realized in 1995. Earnings attributable to Haupia were approximately $0.2 million in both 1995 and 1996. In August, 1996, the Company exercised its put option to sell its remaining interest in Haupia to Rhine Holdings.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Net Sales. Net sales decreased by $0.2 million, or 0.5% from 1994 record levels to $41.7 million in 1995. The decline in sales to domestic customers amounted to $10.9 million, including a decrease in sales to mass merchandisers of $6 million, jewelry retail stores of $2.2 million and department stores of $1.9 million. This decline was almost entirely offset by the$10.7 million in sales to the Canadian market during the last six months of 1995, through the newly acquired DACO.

     Gross Profit. Gross profit decreased by $1.5 million in 1995 to $7.7 million. The decrease is principally tome (loss) from Operations. Income from operations decreased by $4.5 million to a loss of $1.1 million in 1995, or by 133.2% from 1994. In addition to the decline in gross profit, the balance of this decrease is almost entirely attributable to the $3.0 million increase in operating expenses of $1.8 million. Additional operating personnel were added at a cost of $0.7 million for anticipated volume that did not materialize. These positions were subsequently eliminated. Also contributing to the increase in operating expenses was a $0.4 million increase in professional fees relating to the increased acquisition activity and the Company's requirements as a public company.

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

Analysis of Financial Position, Liquidity and Capital Resources

     The Company's primary liquidity needs are to fund accounts receivable and inventories. The Company has historically financed its working capital requirements through a combin-term borrowings under bank lines of credit, loans from affiliates and in 1994 and 1995, the proceeds from an IPO. The Company's working capital at December 31, 1996 was $12.0 million as compared to $16.7 million at December 31, 1995.

     The following table summarizes cash provided by (used in) the Company's business activities for the past three years:

(Dollars in thousands)            1994        1995     1996
                                --------   --------   -------

Operating activities..........  $(2,841)   $(6,713)   $6,773
Investing activities..........   (1,199)    (2,883)        -
Financing activities..........    4,247      9,357    (6,763)
Increase (decrease) in cash...      207       (239)       10

     Operating Activities. The net cash generated in 1996 was principally due to the decrease in accounts receivable of $8.1 million and inventories of $3.9 million, of which approximately $5.2 million funded the net loss for the year.

     Investing Activities. Cash used in 1996 for capital expenditures of $0.2 million was generated from the sale of equipment at DACO.

     Financing Activities. During 1996, the Company reduced amounts outstanding under its lines of credit by $6.2 million to $8 million at December 31, 1996. Notes payable from the 1995 acquisition of DACO were reduced by $0.5 million to $0.9 million. In addition, the Company repurchased and retired 60,850 shares of common stock at a cost of $65 thousand.

     Imperial has an agreement with a bank, through various credit facilities, whereby Imperial can borrow up to $10 million, payable on demand. The total credit facility is governed by a formula, as defined in the agreement, based principally on accounts receivable and inventory levels. The credit facilities are collaterized by substantially all assets of Imperial and bore interest at 10.25% at December 31, 1996, 2% over the bank's reference rate. As of the date of this Form 20-F the Company was not in compliance with certain reporting covenants of the agreement.

     Included in the Company's bank credit facility is a gold consignment financing agreement, which is common in the jewelry industry. Pursuant to such agreement, the Company may transfer ownership of gold content in its inventory at fair market value to the bank. Simultaneously, the bank cosigns the gold back to the Company. The Company is charged a consignment fee at an annual percentage rate of 6% of the market value of the cosigned gold. The term of the consignment is indefinite, as long as the Company has sufficient gold in its inventory to cover the consignment or the total credit facility has not been terminated. Upon either event, the Company has the option to satisfy its obthe then-quoted market price of the gold. Market price fluctuations between the borrowing and repurchase dates are borne by the Company and may result in either a gain or loss. Unless required to repurchase the gold upon termination of the consignment, as described previously, the Company's policy is to not repurchase the gold unless it is favorable to the company.

     At December 31, 1996, total borrowings under Imperial's credit facilities were $6.7 million, including 4,450 troy ounces of gold, having a fair market value of $1,643,200 which were held on consignment by the Company.

     DACO entered into a similar credit agreement to Imperial's with a Canadian bank. DACO can borrow up to approximately $6.9 million in United States dollars through similar credit facilities. The line of credit bears interest at 5.0% at December 31, 1996 (0.25% over the bank's prime rate) and precious metals bear a consignment fee of $3.35%. The agreement is secured by substantially all of DACO's assets and is guaranteed by the Company. This agreement expired on April 30, 1997.

     Management is actively seeking to obtain a commitment for continuation of its bank operating facilities for at least another year, as well as considering raising capital through the issuance of equity-related securities.

Seasonality

     The jewelry business is highly seasonal, with the fourth calendar quarter, which includes the Christmas shopping season, historically contributing the highest sales of any quarter during the year. Net sales in the third and forth quarter of 1995 include the results from DACO which was acquired effective July 1, 1995. Seasonality cannot be predicted or counted upon, and the results of any interim period are not necessarily indicative of the results that might be expected during a full fiscal year.

     The following table sets forth the Company's unaudited net sales for the periods indicated (dollar amounts are in thousands):

                                      Year Ended December 31,
                  -----------------------------------------------------------
                         1994                 1995                1996
                  -----------------   ------------------   ------------------
                   Amount   Percent    Amount    Percent    Amount    Percent
                  -------   -------   -------    -------   -------    -------
First Quarter     $10,221     24.4    $ 7,877      18.9    $ 8,415      27.3
Second Quarter      8,091     19.3      8,093      19.4      7,286      23.6
Third Quarter      10,270     24.5     12,686      30.4      4,085      13.3
Fourth Quarter     13,320     31.8     13,054      31.3     11,054      35.8
                  -------    -----    -------     -----    -------     -----
Total             $41,902    100.0    $41,710     100.0    $30,840     100.0
                  =======    =====    =======     =====    =======     =====

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

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

Directors and Executive Officers

     The following table sets forth certain information as of the date hereof with respect to the directors and executive officers of the Company.

      Name            Age                       Position
-------------------   ---  -----------------------------------------------------
David F. Chui         56   Chairman of the Board of Directors
Bruce W. Anderson     45   President, Chief Executive Officer and Director
Richard J. Mick       55   Vice President - Sales and Director
Joseph K. Lau         49   Senior Vice President, Chief Operating Officer,
                            Secretary and Director
Richard W. Sigman     57   Vice President - Finance, Chief Financial Officer and
                            Director
James B. McCarthy     46   Director
James W. Pierpont     53   Director
Jack Reiff            70   Director

     Each director is serving a one-year term that expires after the next annual meeting of the Company's shareholders, or until their successors are elected and qualified. Executive officers of the Company are elected by, and serve at the discretion of , the Board of Directors.

     David F. Chui and Joseph K. Lau are brothers-in-law.

     David F. Chui co-founded Imperial World in 1975 and has served as Chairman of the Board of Directors since inception. Mr. Chui has over 30 years of experience in the jewelry industry and is presently the Chairman and President of Rhine Holdings. He was the associate chairman of the Hong Kong Jewellery
Manufacturers  Association  for  1992/1993  and  was  awarded  with  a  National
Entrepreneur   of  the  Year  Award  in  1990  by  the   Institute  of  American
Entrepreneurs.

     Bruce W. Anderson joined the Company in July, 1996 as President, Chief Executive Officer and Director. Prior to joining the Company, Mr. Anderson was Vice President of marketing for Donald Bruce & Co., a wholesale jewelry manufacturer in Chicago, Illinois.

     Richard J. Mick joined the Company in February, 1996 as Vice President - Sales and Director. For 6 years prior to joining the Company he was President of a sales and marketing firm selling jewelry and related products. Prior thereto, Mr. Mick was employed by J.C. Penney Company, Inc. for 26 years.

     Joseph K. Lau joined the Company in November, 1982 and was elected Senior Vice President, Chief Executive Officer, Secretary and Director in February, 1986. For the 11 years prior to joining the Company, he held a management position in the restaurant industry and owned a trading company in Hong Kong.

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

     James. B. McCarthy has served as a Director of the Company since October, 1996. Mr. McCarthy is the President of Gemini Consulting Group, Inc. a health care consulting company.

     James W. Pierpont has served as a Director of the Company since May, 1995. Mr. Pierpont is Managing Director and Group Vice President for ABN AMRO bank.

     Jack Reiff has served as a Director of the Company since May, 1995. Mr. Reiff served as Chief Executive Officer of William Schneider Incorporated from 1970 to 1991 and as Chairman until 1993 when he retired.

     For the period of three (3) years after the date of the Company's IPO, the Company has agreed to use its best efforts to cause one (1)individual selected by Sands Brothers & Co., Ltd., the underwriter of its IPO, to be elected to the Board, if requested by Sands Brothers, which individual shall be reasonably acceptable to the Board. Such individual may be a director, officer, employee or affiliate of Sands Brothers.

Key Managers

     Stephen E. Klopp joined the Company in March, 1989 as the Product Development Manager. Prior to joining the Company, Mr. Klopp had nine years of experience in jewelry buying and merchandising.

     Connie S. Yui joined the Company in March, 1985 as the Production Manager. She is responsible for inventory control and for all pearl assembly.

     Ted Woyslaw joined the Company effective July, 1995. Mr. Woyslaw was a prior shareholder and officer of DACO and continues to serve as President of DACO.

     David Wong joined the Company effective July, 1995. Mr. Wong was a prior shareholder and officer of DACO and continues to serve as a Vice President of DACO.

Employment Contracts

     The Company has employment contracts with two officers of Imperial and two officers of DACO.

     Bruce W. Anderson is employed by Imperial pursuant to a five year contract expiring June 30, 2001 at a base salary of $300,000 per year, an automobile allowance of $1,000 per month and bonuses all as determined by the Compensation Committee of the Board of Directors.

     Richard W. Sigman is employed by Imperial pursuant to a contract expiring December 31, 1998. The contract provides for at a base salary of $142,800 per year, an automobile allowance of $600 per month and bonuses as determined by the Compensation Committee of the Board of Directors. Mr. Sigman is also employed by Rhine Holdings, the ultimate controlling shareholder of the Company at an annual salary of $50,000.

     Ted Woyslaw is employed by DACO pursuant to a three year contract expiring August 31 1998. The contract provides for a base salary of $250,000 (Canadian) (approximately US$183,825), a commission of one and one-half percent (1.5%) of sales of DACO in excess of $22,000,000 (Canadian), an automobile allowance of $900 (U.S.) per month and bonuses as determined by the Board of Directors.

     David Wong is employed by DACO pursuant to a three year contract expiring August 31, 1998. The contract provides for a base salary of $130,000 (Canadian) (approximately US$95,600), an automobile allowance of $900 (U.S.) per month and bonuses as determined by the Board of Directors.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate cash compensation paid by the Company to all directors and officers as a group during 1996 was approximately $852,000.

     Certain officers of the Company will be entitled to bonuses from the Company based on performance criteria to be established by the Compensation Committee of the Board of Directors of the Company. Additionally, in December, 1993, the Company adopted a Stock Option Plan (the "Option Plan") to assist the Company and its subsidiaries in retaining the service of current employees, motivating selected key management personnel, and attracting new management by providing the opportunity for such personnel to acquire a proprietary interest in the Company and thereby share in its growth and success. Participation in the Option Plan and the granting of options under the Option Plan are made by the Compensation Committee of the Board of Directors, subject to ratification by the Board. Pursuant to the Option Plan, a total of 150,000 shares of Common Stock are reserved for issuance. The Option Plan requires that the exercise price of the option be the fair market value of the Company's stock on the date of the grant of the option but not less than $8.50 per share. The fair market value for purposes of the Option Plan is for so long as Common Stock is quoted on the NASDAQ Small Cap, the final closing sales price per share on the date of the grant. The exercise price with respect to any option must be paid in cash. As of the date hereof, options to purchase 80,000 shares of Common Stock had been granted under the Option Plan.

     The Company, during 1995, also adopted a Non-Qualified Stock Option Plan (the "Non- Qualified Plan"). A total of 600,000 shares are reserved for issuance under the Non-Qualified Plan. The Non-Qualified Stock Option Plan provides for the granting of options and stock appreciation rights to non-employee directors, key management employees and consultants and is administered by the Compensation Committee. The terms of any options and/or stock appreciation rights granted under the Non-Qualified Plan shall be determined by the Compensation Committee provided that options may not be exercisable for a term longer than ten years and may not be exercisable at a price less than the stated value of the Common Stock. No options or stock appreciation rights had been granted under the Non-Qualified Stock Option Plan as of December 31, 1996.

     In addition, the Company maintains a defined contribution plan which has both a profit sharing feature and a 401(k) savings feature (the "Plan"). Under the profit sharing portion of the Plan, contributions are an amount determined by the Company's Board of Directors. Subject to certain limitations required by law, the Company's contribution is allocated to each participant who is employed by the Company at the end of the Plan year in the proportion that the total compensation paid by the Company to each participant bears to the aggregate compensation paid by the Company to all participants during such Plan year. Under the 401(k) savings feature, eligible employees may elect, subject to certain limitations required by law, to defer payment of up to 15% of their compensation. The Plan provides that if an employee defers payment, the Company will contribute 50% of the first 2% of compensation deferred, by making a cash payment to the Plan on behalf of such participant. Contributions by the Company to the profit sharing feature of the plan, and earnings thereon, vest based on the participant's years of service with the Company, vesting 20% per year after one year of service and being fully vested after six years of service. Employee contributions are always 100% vested. Contributions by the Company to the 401(k) savings feature vest on the employees first day of employment. All contributions vest, regardless of years of service, upon termination of employment by reason of death of disability, attainment of age 62 or the termination of the Plan. After termination of employment, an employee is entitled to receive the distribution of his or her entire vested interest in the Plan in a lump sum, in installments for a specific period of time, or an annuity for life. The amounts held under the Plan are invested according to the instructions of the participant in investment funds designated by the plan administrator. The during 1996 and 1995 of $10,000 and $16,000, respectively.

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

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     The Company purchases products from an affiliate, Rhine Jewellery ($4.6 million in 1996 and $7.5 million in 1995). The Company believes that such transactions are on terms at least as favorable as those obtained from unaffiliated third parties. Additionally, Rhine Jewellery, a corporation under common control, holds 3,644,880 shares of Preferred Stock of the Company. This Preferred Stock was received in exchange for a promissory note of $3,644,880 which was payable to Rhine Jewellery. Such Preferred Stock is entitled to one-half vote per share.

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

     There is a family relationship existing among the management and key personnel of the Company. David F. Chui is the brother in law of Joseph K. Lau. Although these persons owe a fiduciary duty to the Company and its shareholders, there can be no assurance that family relationships and considerations will not at times take precedence over the Company's interests. Any such actions, however, would likely constitute a breach of fiduciary duty.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

     None reportable.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

     None reportable.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     Reference is made to the index to Consolidated Financial Statements of the Company, and notes thereto, appearing under Item 19 below, together with the report of Ernst & Young, LLP thereon.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements Page
                                                                       Page
                                                                       ----
     Report of Independent Auditors...................................  F-1
     Consolidated Balance Sheets as of December 31, 1996 and 1995.....  F-2
     Consolidated Statements of Operations of Each of the Years
      in the Three-Year Period Ended December 31, 1996................  F-3
     Consolidated Statements of Shareholders' Equity for Each of the
      Years in the Three-Year Period Ended December 31, 1996..........  F-4
     Consolidated Statements of Cash Flows for Each of the Years in
      the Three-Year Period Ended December 31, 1996...................  F-5
     Notes to Consolidated Financial Statements.......................  F-7

     Financial Statement Schedules (1)

     I - Condensed Financial Information of Registrant................  F-25
     II - Valuation and Qualifying Accounts...........................  F-28

------------------------
(1) All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule.

(b)  Exhibits

Exhibit
Number                     Description
-------                    -----------

2.1 Bill of Sale dated February 4, 1995 re: acquisition of assets of Ullenberg Corporation (1)
2.2  Stock Purchase Agreement relating to DACO Manufacturing Ltd. (3)
3.1 Amended and Restated Memorandum of Association and Articles of Association of IWI Holding Limited (2)
4.1  Specimen Form of Common Stock certificate (2)
10.1 Lease Agreement between Imperial World, Inc. and American National Bank and Trust Company of Chicago dated October 15, 1993 for the site in Westmont, Illinois (2)
10.2 Stock Option Plan (2)
10.3 Amended and Restated Credit Agreement dated June, 1996 between Rhode Island Hospital Trust National Bank and Imperial World, Inc. (2)
10.4 Indemnity Agreement (2)
10.5 Profit Sharing Plan (2)
10.6 Territorial Agreement (2)
10.7 Employment Contract with Richard Sigman (4)
10.8 IWI Holding Limited 1995 Non-Qualified Stock Option Plan (4)

Exhibit
Number                     Description
-------                    -----------

10.9 Lease Agreement relating to facilities of DACO Manufacturing (4)

10.10 Employment Contract with Bruce Anderson

------------------------
(1) Incorporated by reference to the Company's Report on Form 6-K for the month of February, 1995.
(2) Incorporated by reference to the Company's Registration Statement on Form F-1 (File No. 33-78904) declared effective December 13, 1994).
(3) Incorporated by reference to the Company's Report on Form 6-K for the month of August, 1995.
(4)  IncorporaDecember  31, ce to the  Company's  Form  20-F for the  year-ended
     1995.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        IWI HOLDING LIMITED



                                        By:
                                           -------------------------------------
                                           David Chui
                                           Chairman


Dated: June   , 1997
           ---

                        Consolidated Financial Statements

                               IWI Holding Limited

                  Years ended December 31, 1996, 1995, and 1994
                       with Report of Independent Auditors

                              IWI Holding Limited
                       Consolidated Financial Statements
                 Years ended December 31, 1996, 1995, and 1994

                                    Contents


Report of Independent Auditors............................................1

Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 1996 and 1995..............2

Consolidated  Statements of Operations for Each of the Years
in the  Three-Year Period Ended December 31, 1996.........................3

Consolidated  Statements of Shareholders' Equity for Each of
the Years in the Three-Year Period Ended December 31, 1996................4

Consolidated Statements of Cash Flows for Each of the Years
in the  Three-Year Period Ended December 31, 1996.........................5

Notes to Consolidated Financial Statements................................7

                         Report of Independent Auditors

The Board of Directors
IWI Holding Limited

We have  audited the  accompanying  consolidated  balance  sheets of IWI Holding
Limited as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. Our audits also included the financial statement schedules listed in the index at item 19(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IWI Holding Limited at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules when considered in relation to the basic financial statements taken as a whole present fairly in all material respects the information set forth therein.

The accompanying financial statements have been prepared assuming IWI Holding Limited will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses in 1995 and 1996 and has no commitment to ongoing financing. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and the amounts and classification of liabilities that may result from the outcome of this uncertainty.



                                        ERNST & YOUNG, LLP


Chicago, Illinois
May 8, 1997

                               IWI Holding Limited

                           Consolidated Balance Sheets
                        (In Thousands, Except Share Data)

                                                           December 31
                                                       -------------------
                                                         1996       1995
                                                       -------     -------
              Assets

Current assets:
  Cash                                                 $   206     $   196
  Accounts receivable, less allowance for doubtful
   accounts of $694 in 1996 and $454 in 1995            10,236      19,043
  Accounts receivable from affiliated company            1,905       1,402
  Inventories                                           14,122      18,060
  Refundable income taxes                                  432         473
  Deferred income taxes                                      -         404
  Prepaid expenses                                         414         397
                                                       -------     -------
Total current assets                                    27,315      39,975

Equity in joint venture                                      -       1,230

Property and equipment                                   3,858       3,858
Less:  Accumulated depreciation                          1,405         926
                                                       -------     -------
Property and equipment-Net                               2,453       2,932
                                                       -------     -------
                                                       $29,768     $44,137
                                                       =======     =======
Liabilities and shareholders' equity
Current liabilities:
  Lines of credit                                      $ 8,049     $14,205
  Notes payable                                            689         879
  Straight acceptances payable                               -         216
  Accounts payable, trade                                3,441       4,021
  Accounts payable to affiliated company                 1,381       1,789
  Accrued liabilities                                    1,717       1,960
  Income taxes payable                                       -         223
                                                       -------     -------
Total current liabilities                               15,277      23,293

Notes payable                                              204         556

Commitments and contingency

Shareholders' equity:
  Preferred stock, $1 par value; 5,000,000 shares
   authorized; 3,644,880 shares issued and
   outstanding                                           3,645       3,645
  Common stock, no par value;  10,000,000  shares
   authorized;  2,582,900 shares issued and
   outstanding (2,643,750 shares in 1995)                    -           -
  Additional paid-in capital                            12,475      12,540
  Retained earnings (deficit)                           (1,833)      4,103
                                                       -------     -------
Total shareholders' equity                              14,287      20,288
                                                       -------     -------
                                                       $29,768     $44,137
                                                       =======     =======


                See notes to consolidated financial statements.

                               IWI Holding Limited

                      Consolidated Statements of Operations
                        (In Thousands, Except Share Data)


                                                   Year ended December 31
                                             ----------------------------------
                                                1996        1995         1994
                                             ----------   ---------    --------
Net sales                                    $   30,840   $  41,710    $ 41,902
Cost of sales                                    25,809      34,024      32,725
                                             ----------   ---------    --------
Gross profit                                      5,031       7,686       9,177
Selling, general, and administrative
 expenses                                        10,221       8,798       5,831
                                             ----------   ---------    --------
Income (loss) from operations                    (5,190)     (1,112)      3,346

Other income (expense):
  Interest expense                               (1,225)     (1,089)       (711)
  Equity in joint venture                           172         188         444
                                             ----------   ---------    --------
Other expense-net                                (1,053)       (901)       (267)
                                             ----------   ---------    --------
Income (loss) before income taxes                (6,243)     (2,013)      3,079
Income taxes (benefit)                             (307)       (629)        788
                                             ----------   ---------    --------
Net income (loss)                            $   (5,936)  $  (1,384)   $  2,291
                                             ==========   =========    ========

Net income (loss) per common share           $    (2.25)  $    (.53)   $   2.34
                                             ==========   =========    ========

Weighted-average number of common
 shares outstanding                           2,635,830   2,625,873     980,394
                                             ==========   =========    ========


                See notes to consolidated financial statements.

                               IWI Holding Limited

                 Consolidated Statements of Shareholders' Equity
                        (In Thousands, Except Share Data)

                                        Preferred Stock          Common Stock
                                      -------------------    ------------------- Additional Retained
                                      Number of              Number of            Paid-in   Earnings
                                       Shares      Amount     Shares      Amount  Capital   (Deficit)    Total
                                      ---------    ------    ---------    ------  -------   --------    -------
Balance at December 31, 1993                  -    $    -      918,750    $ -     $ 1,009    $ 3,196    $ 4,205
Conversion of note payable to
 affiliated company to preferred
 stock                                3,644,880     3,645            -      -           -          -      3,645
Issuance of common stock, net
 of issuance costs                            -         -    1,500,000      -       9,894          -      9,894
Net income                                    -         -            -      -           -      2,291      2,291
                                      ---------    ------    ---------    ---     -------    -------    -------
Balance at December 31, 1994          3,644,880     3,645    2,418,750      -      10,903      5,487     20,035
Issuance of common stock, net
 of issuance costs                            -         -      225,000      -       1,637          -      1,637
Net loss                                      -         -            -      -           -     (1,384)    (1,384)
                                      ---------    ------    ---------    ---     -------    -------    -------
Balance at December 31, 1995          3,644,880     3,645    2,643,750      -      12,540      4,103     20,288
Repurchase of common stock                    -         -      (60,850)     -         (65)         -        (65)
Net loss                                      -         -            -      -           -     (5,936)    (5,936)
                                      ---------    ------    ---------    ---     -------    -------    -------
Balance at December 31, 1996          3,644,880    $3,645    2,582,900    $ -     $12,475    $(1,833)   $14,287
                                      =========    ======    =========    ===     =======    =======    =======


                See notes to consolidated financial statements.

                              IWI Holding Limited

                     Consolidated Statements of Cash Flows
                                 (In Thousands)

                                                Year ended December 31,
                                             ----------------------------
                                               1996       1995      1994
                                             -------    -------    ------
Operating activities
Net income (loss)                            $(5,936)   $(1,384)   $ 2,291
Adjustments to reconcile net
 income (loss) to net cash used
 in operating activities:
  Depreciation                                   479        367        181
  Equity in joint venture                       (172)      (188)      (444)
  Provision for doubtful accounts                736        313        184
  Deferred income taxes                          404        (63)       (52)
  Changes in operating assets and
   liabilities:
    Accounts receivable                        8,071     (1,049)    (7,229)
    Accounts receivable from affiliated
     company                                     899        842        339
    Inventories                                3,938     (5,001)    (1,529)
    Refundable income taxes                       41       (473)         -
    Prepaid expenses                             (17)        56        (87)
    Straight acceptances payable                (216)      (149)      (126)
    Accounts payable, trade                     (580)       368      1,766
    Accounts payable to affiliated company      (408)       (77)     1,838
    Accrued liabilities                         (243)       247        (64)
    Income taxes payable                        (223)      (522)        91
                                              ------    -------    -------
Net cash used in operating activities          6,773     (6,713)    (2,841)

Investing activities
Purchases of property and equipment             (212)      (380)    (1,199)
Proceeds from sale of equipment                  212          -          -
Business acquisitions, net of cash acquired        -     (2,503)         -
                                              ------    -------    -------
Net cash used in investing activities              -     (2,883)    (1,199)

                               IWI Holding Limited

                                 (In Thousands)


                                                  Year ended December 31
                                               -----------------------------
                                                 1996      1995       1994
                                               -------    -------    -------
Financing activities
Proceeds from bank for consigned gold          $     -    $   173    $     -
Net proceeds from issuance of common stock           -      1,637      9,894
Proceeds from (payments on) lines of
 credit, net                                    (6,156)     7,547     (3,647)
Payments on notes payable to shareholders
 and payable to affiliate                         (542)         -     (2,000)
Repurchase of common stock                         (65)         -          -
                                               -------    -------    -------
Net cash provided by (used in)
 financing activities                           (6,763)     9,357      4,247
                                               -------    -------    -------
Net increase (decrease) in cash                     10       (239)       207
Cash at beginning of year                          196        435        228
                                               -------    -------    -------
Cash at end of year                            $   206    $   196    $   435
                                               =======    =======    =======


                See notes to consolidated financial statements.

                               IWI Holding Limited

                   Notes to Consolidated Financial Statements

                  Years ended December 31, 1996, 1995, and 1994


1.   Description of Business and Acquisitions

IWI Holding Limited (Holding) was incorporated in the British Virgin Islands on February 22, 1993. Prior to December 16, 1994, the common stock of Holding was wholly owned by Rhine Investment Holdings Company Limited (RIHC), which is a wholly owned subsidiary of Rhine Holdings Limited (RHL), a public company on the Stock Exchange of Hong Kong Limited. Pursuant to a corporate restructuring effective April 28, 1993, Imperial World, Inc. (Imperial), an Illinois corporation, became a wholly owned subsidiary of Holding when its shareholders transferred their shares of common stock in Imperial to Holding, ultimately in exchange for shares of RHL. Holding was inactive prior to this date. Effective December 16, 1994, Holding completed an initial public offering of its common stock (Note 6).

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

Effective June 30, 1995, the Company acquired all the outstanding common stock of Daco Manufacturing, Ltd., J.B. Manufacturing, and J and B Manufacturing Company (collectively Daco, a Canadian jewelry manufacturer and distributor). The total purchase price consisted of cash of approximately $500,000 and notes payable of $1,435,000 (Note 9).

Each acquisition was accounted for as a purchase, and the purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair market value at the date of acquisition. Operating results have been included since the effective date of the acquisition.

                              IWI Holding Limited

1.   Description of Business and Acquisitions (continued)

Based on unaudited data, the following table presents selected financial information for the Company and its subsidiaries on a pro forma basis, assuming the acquired companies had been consolidated since January 1, 1994 (dollars in thousands, except per share amounts):

                                          Year ended December 31,
                                          -----------------------
                                            1995           1994
                                          --------        -------
     Net sales                            $46,040         $55,966
     Net income (loss)                     (1,423)          2,614
     Net income (loss) per share             (.54)           2.67

The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions been made as of January 1, 1994.

2.   Going Concern

The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles on a going-concern basis which contemplates that the company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred significant operating losses during 1995 and 1996 and, in the opinion of management, has inventory in excess of desired levels at December 31, 1996. The Company's principal lenders have not as of May 8, 1997, committed to ongoing financing for 1997.

The Company has reduced monthly operating expenses and has initiated an aggressive inventory reduction plan to maintain liquidity and reduce inventory to desired levels (Note 3). Management is actively seeking to obtain a commitment for continuation of its bank operating facilities for at least another year, as well as considering raising capital through the issuance of equity-related securities. Management expects that these efforts will result in maintaining the liquidity necessary for the foreseeable future. However, no assurances can be given that the Company will be successful in accomplishing these objectives. Further, there can be no assurance that the Company will achieve profitability. The Company's continuation as a going concern is dependent upon attaining future profitable operations and upon its ability to obtain adequate financing or capital. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

                              IWI Holding Limited

3.   Summary of Significant Accounting Policies

Consolidation

All significant intercompany transactions have been eliminated.

Inventories

Inventories, primarily consisting of finished goods, are stated at the lower of first in, first out (FIFO) cost or market.

At December 31, 1995, management determined that the Company's inventory was in excess of its requirements measured by its existing and anticipated level of sales. Accordingly, based on the existing market conditions, an inventory valuation reserve of $1,500,000 was recorded at December 31, 1995, for the anticipated losses required to reduce inventory to desired levels over the near term. This inventory reduction plan was substantially completed as anticipated.

Net sales during 1996 continued at a level much lower than anticipated. An aggressive inventory reduction plan was initiated to maintain liquidity and reduce the inventory to desired levels. An inventory valuation reserve of $1,600,000 was recorded at December 31, 1996, for the anticipated losses from the completion of the plan during 1997, which management believes will be sufficient to provide for such losses. However, it is possible that the inventory reduction plan will not be successful or that losses in excess of those recorded in the financial statements will be incurred. Approximately $3 million of losses were recorded during 1996 from the reduction of inventory under this plan.

Property and Equipment

Property and equipment are stated at historical cost. Depreciation is computed over the estimated useful lives of the related assets using the straight-line method.

Joint Venture

The Company used the equity method of accounting for the investment in the joint venture (Note 4).

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse.

                              IWI Holding Limited

3.   Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The Company's financial instruments include accounts receivable, accounts payable, accrued liabilities, and notes payable. The fair values of all financial instruments were not materially different than their carrying values.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Company management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock-Based  Compensation

The Company has granted stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees and, accordingly, recognizes no compensation expense for the stock option grants.

Advertising  Costs

The Company expenses all advertising costs as incurred. Advertising costs were approximately $814,000; $809,000; and $527,000 in 1996, 1995, and 1994,
respectively.

Foreign Currency Translation

The functional currency of the Company is the U.S. dollar. Transactions arising in foreign currencies have been translated at rates in effect at the dates of the transactions. Gain or losses during the year have been included in net income (loss). Assets and liabilities of Daco have been translated at current exchange rates, and revenue and expense accounts are translated at the average rates during the period. Related translation adjustments have not been material to the financial statements.

Net Income (Loss) Per Common Share

Net income (loss) per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the period and reflects the exchange of common stock (Note 6). When dilutive, stock options and warrants are included as share equivalents using the treasury stock method. Primary and fully diluted net income (loss) per common share are the same for all years presented.

                              IWI Holding Limited

3.   Summary of Significant Accounting Policies (continued)

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating earnings per share, the dilutive effect of stock options will be excluded. However, Statement 128 has no impact on the Company's 1996 or 1995 calculation because common equivalent shares are not included in the net loss per share calculation since the effect of their inclusion would be antidilutive.

Reclassifications

Certain amounts reported in 1995 have been reclassified to conform with the presentation used in 1996.

4. Equity in Joint Venture

On October 27, 1994, the Company acquired a 50% interest in Haupia Corporation (Haupia), effective September 1, 1994, for $2 million. Previously, Haupia was a wholly owned subsidiary of RHL. Haupia had entered into management contracts with companies in the People's Republic of China for the operation of retail jewelry stores. Under the terms of the joint venture agreement, the Company had the option, under certain conditions, to sell its interest in Haupia to RHL for an amount at least equal to its total capital contributions plus a guaranteed return.

On December 29, 1995, the Company exercised its put option for 50% of its investment. In accordance with the joint venture agreement, RHL issued a promissory note for $1,402,000 representing one-half of the Company's initial interest in Haupia plus the allocable share of earnings of Haupia subject to an 18% minimum annual return through December 31, 1995. The note which accrued interest at prime was paid in four quarterly installments ranging from $200,000 to $502,000 commencing April 1, 1996.

On August 15, 1996, the Company exercised its option to sell its remaining interest to RHL for $1,402,000 payable in four quarterly installments of approximately $350,000 plus interest, commencing February 1, 1997.

                              IWI Holding Limited

4.   Equity in Joint Venture  (continued)

     The following table summarizes the condensed financial data of Haupia (in thousands):


                                                  Period from
                                                  September 1,
                                  Year ended         1994 to
                                 December 31,     December 31,
                                     1995             1994
                                 ------------     ------------
Management fee income              $   419          $   991
Net income                              32              888



                                 December 31,     December 31,
                                     1995             1994
                                 ------------     ------------
Current assets                     $4,997           $7,036
Current liabilities                   530            2,538
Shareholders' equity                4,540            4,508


5.  Credit Arrangements

Imperial has an agreement with a bank through various credit facilities, whereby Imperial can borrow up to $10 million, payable on demand. The agreement can be terminated without cause by the Company or the bank with 90 days written notice. The total credit facility is governed by a formula, as defined in the agreement, based principally on accounts receivable and inventory levels. The agreement provides, among other things, that the credit facilities are collateralized by substantially all assets of Imperial. The agreement contains certain reporting and financial covenants which the Company is required to maintain. Under current covenants, Imperial may not declare or pay dividends, or make loans or advances to Holding. As of May 8, 1997, the Company is not in compliance with certain reporting covenants of this agreement. At December 31, 1996 and 1995, respectively, the amount of restricted net assets of Imperial was approximately $10.3 and $16.2 million.

The following summarizes the terms of these facilities:

Line of Credit

Under the demand facility, interest is calculated at 2% over the bank's reference rate. The line of credit bore interest at 10.25% at December 31, 1996, and 9.25% at December 31, 1995 (0.75% over the bank's reference rate), and borrowings at December 31, 1996, were $5,011,000.

                              IWI Holding Limited

5.  Credit  Arrangements (continued)

Straight Acceptances Payable

The Company purchases certain goods for sale by the issuance of straight acceptances from the bank to foreign vendors. These instruments have maturities of no longer than 180 days.

Letters of Credit

In addition to straight acceptances, Imperial also utilizes bank letters of credit when importing goods for sale. Outstanding balances on letters of credit at December 31, 1996 and 1995, were not material.

Consigned Gold

Gold consignment financing agreements are common in the jewelry industry. The Company has such an agreement with the bank, whereby Imperial may transfer ownership of gold content in its inventory at fair market value to the bank. Simultaneously, the bank consigns the gold back to Imperial. Imperial is charged a consignment fee at an annual percentage rate of 6.0% and 4.75% at December 31, 1996 and 1995, respectively, of the market value of the consigned gold. The term of any consignment is indefinite, as long as Imperial has sufficient gold in its inventory to cover the consignment or the total credit facility has not been terminated. Upon either event, Imperial has the option to satisfy its obligation by transferring gold to the bank or paying cash based on the then-quoted market price of the gold. Imperial's policy is to exclude the gold held on consignment from inventory.

Market price fluctuations between the borrowing and repurchase dates of the gold consignment financing agreements are borne by Imperial and may result in either a gain or a loss. Unless required to repurchase the gold upon termination of the consignment, as described previously, Imperial's policy is to not repurchase the gold unless it is favorable to Imperial.

At December 31, 1996, 4,450 troy ounces of gold, having a fair market value of $1,643,200, were held on consignment by Imperial. Had Imperial repurchased the gold at December 31, 1996, Imperial would have recorded a gain of $44,200.

                              IWI Holding Limited

5.  Credit  Arrangements  (continued)

Daco  Credit  Arrangements

Daco has a credit agreement with a Canadian bank whereby Daco can borrow up to Canadian $5 million (approximately U.S. $3.7 million) under an operating facility, which is payable upon demand, at the bank's prime rate plus .25% (5% at December 31, 1996). Borrowings under this facility are limited to 80% of acceptable accounts receivable plus 35% of certain inventories. Canadian $4,132,000 was payable under this facility at December 31, 1996 (approximately U.S. $3,038,000).

Also under this credit agreement, Daco can borrow up to U.S. $3 million for gold loans (7,000 ounces at December 31, 1996) and U.S. $200 thousand for silver loans (30,000 ounces at December 31, 1996). These precious metal loans are due on demand at a fixed interest rate of 3.35% per annum. Approximately $1,970,000 was payable under this facility at December 31, 1996, representing 5,031 ounces of gold and 20,575 ounces of silver. The loans are valued based on gold and silver market prices at December 31, 1996. Daco's policy is to exclude the gold held on consignment from inventory.

The credit agreement is collateralized by substantially all of Daco's assets and guaranteed by Holding and Imperial. The agreement expires on April 30, 1997.

The agreement contains certain restrictive covenants with respect to the maintenance of certain financial ratios and use of funds. As of December 31, 1996, Daco was in violation of a covenant relating to interest coverage. The bank waived this violation at December 31, 1996; however, there is no assurance that a waiver will be provided with respect to future violations.

6.  Shareholders'  Equity

The 3,644,880 issued preferred shares are redeemable at the Company's option after March 21, 1997, at an amount not to exceed 50% of net income in excess of $15 million for the preceding year. If not redeemed, the preferred shares will begin to accrue a 4% noncumulative dividend. The preferred shares have voting rights equivalent to one-half vote per share, and a $1 per share liquidation preference. On March 21, 1994, the Directors further authorized the exchange of 1,225,000 shares of the new no-par-value common stock for the initial one share of $1 par value common stock which was held by RIHC. On October 27, 1994, RIHC returned and the Company retired 306,250 shares of common stock of the Company. All common share and per-share amounts in the consolidated financial statements and notes to the consolidated financial statements have been restated to reflect these stock transactions and increase in authorized shares.

                              IWI Holding Limited

6.   Shareholders' Equity (continued)

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

In February 1996, the Company's Board of Directors authorized the repurchase of up to 350,000 shares of its common stock. As of December 31, 1996, 60,850 common shares had been repurchased and retired.

7.   Stock Option Plans

The Company has 150,000 shares of common stock reserved for options which may be granted to directors, officers, and key employees under a stock option plan adopted in 1994. The exercise price of the options shall not be less than the greater of $8.50 per share or the fair market value of the stock on the date the option is granted. The only options outstanding were options for 80,000 shares at an exercise price of $8.50 per share granted in 1995.

During 1995, the Company adopted a nonqualified stock option plan under which 600,000 shares of common stock have been reserved for options which may be granted to key employees and third-party consultants at an option price to be determined by the Compensation Committee of the Board of Directors. No options have been granted under this plan.

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, Accounting for Stock-Based Compensation (FASB
123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, since the exercise price of the Company's employee stock option grants has equaled the estimated fair value of the underlying stock on the date of grant, no compensation expense is recognized.

                              IWI Holding Limited

7.   Stock Option Plans (continued)

Pro forma information regarding net income and earnings per share is required under FASB 123 and has been determined as if the Company had accounted for its stock options granted subsequent to December 31, 1994, under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 7.8%; a dividend yield of zero percent; and a weighted-average expected life of the options of five to seven years. The volatility factor of the expected market price of the Company's common stock is 1.2.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective input assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the respective option. The Company's pro forma net loss and pro forma net loss per share, respectively, would be $6,028,000 and $2.29 and $1,452,000 and $.55 for the years ended 1996 and 1995, respectively. Because FASB 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma impact will not be fully reflected until 1999.

The weighted-average exercise price of options outstanding at December 31, 1996 and 1995, is $8.50. The weighted-average remaining contractual life of options outstanding at December 31, 1996, was 4.5 years. The weighted-average fair value of options granted in 1995 was $7.70.

8.   Related Party Transactions

Rhine Jewelry Limited (Rhine), located in Hong Kong and the Company's principal supplier, is also a subsidiary of RIHC (Note 1). For the years ended December 31, 1996, 1995, and 1994, the Company's purchases from Rhine were approximately $4.6 million, $7.5 million, and $8.3 million, respectively.

                              IWI Holding Limited

9.   Notes Payable

In conjunction with the Daco acquisition, Daco issued promissory notes to the former shareholders (some of whom are officers). The amounts payable to officers are due in eight quarterly installments of approximately $68,000 plus interest at the Canadian bank's prime rate (5% at December 31, 1996) commencing November 30, 1996. The remainder of the notes were due February 28, 1997, and bore interest at 12%.

Subsequent to December 31, 1996, the terms of these notes were renegotiated. One half of the principal was paid when due, and the balance ($209,000) is payable June 30, 1997, and bears interest at 15% per annum.

All of the notes are collateralized by a general security agreement over all assets of Daco, subordinate to security granted to the bank, and are guaranteed by Holding.

10.  Income Taxes

The following table summarizes income taxes (benefits):

                                           Year ended December 31,
                                       ------------------------------
                                         1996        1995       1994
                                       --------    --------    ------
                                                (In Thousands)
Current:
  U.S. federal                         $   (48)    $  (782)    $  539
  U.S. state                                 -        (176)       151
  Other                                   (259)        392        150
                                       -------     -------     ------
                                          (307)       (566)       840

Deferred:
  U.S. federal                               -         (51)       (41)
  U.S. state                                 -         (12)       (11)
                                       -------     -------     ------
                                             -         (63)       (52)
                                       -------     -------     ------
Income taxes                           $  (307)    $  (629)    $  788
                                       =======     =======     ======


Income (loss) before income taxes:
  United States                        $(5,818)    $(3,848)    $1,591
  Other                                   (425)      1,835      1,488
                                       -------     -------     ------
                                       $(6,243)    $(2,013)    $3,079
                                       =======     =======     ======

                              IWI Holding Limited

10.  Income Taxes (continued)

The differences between the U.S. federal statutory tax rate and the Company's effective tax rate are as follows:

                                                Year ended December 31,
                                              ---------------------------
                                               1996      1995       1994
                                              ------    -------   ------

U.S. federal statutory tax rate               (34.0)    (34.0)%    34.0%
Excess foreign income taxes (benefit)          (1.8)    (13.1)    (11.5)
State income taxes (net of U.S. federal
 income tax benefit)                           (1.0)     (5.8)      3.0
Change in valuation allowance                  30.0      24.6         -
Other                                           1.9      (2.9)       .1
                                              -------   -------   ------
Consolidated effective tax rate                (4.9)%   (31.2)%    25.6%
                                              =======   =======   ======

The components of deferred income taxes are as follows:

                                                     December 31,
                                                   -----------------
                                                    1996       1995
                                                   ------     ------
                                                     (In Thousands)
Deferred tax assets (liabilities):
  Net operating loss carryforward                  $1,872      $  -
  Accounts receivable                                 906       259
  Inventories                                          64       723
  Property and equipment                             (131)     (106)
  Other                                                23        23
                                                  -------      ----
                                                    2,734       899
  Less:  Valuation allowance                       (2,734)     (495)
                                                  -------      ----
Net deferred tax assets                           $     -      $404
                                                  =======      ====


The valuation allowance increased in 1996 primarily due to the increase in the net operating loss carryforward. For income tax purposes, the Company has a net operating loss carryforward of approximately $4,800,000, which expires in 2011.

                              IWI Holding Limited

11.  Supplemental Cash Flow Information


                                          Year ended December 31,
                                      -----------------------------
                                        1996        1995       1994
                                      -------     ------      -----
                                              (In Thousands)

Cash paid for income taxes            $    -      $  380     $  756
Cash paid for interest                 1,302       1,027        678

Noncash investing and financing
 activities:
  Note payable to affiliated company
   converted to preferred  stock           -           -      3,645
  Payable to affiliate to invest
   in joint venture                        -           -      2,000
  Receivable  from  affiliate for
   sale of  investment in joint
   venture                             1,402       1,402          -


12.  Selected Quarterly Financial Data (Unaudited)

Selected quarterly financial data for the years ended December 31, 1996 and 1995, are as follows:

                                                 Three months ended
                                      ------------------------------------------
                                       March 31 June 30 September 30 December 31
                                       -------- ------- ------------ -----------
                                      (In Thousands, Except Per Share Amounts)
1996:
  Net sales                            $8,415   $7,286    $ 4,085     $11,054
  Gross profit (loss)                   1,580    2,062       (493)      1,882
  Net income (loss)                      (802)    (491)    (3,359)     (1,284)
  Net income (loss) per common share     (.30)    (.19)     (1.27)       (.49)

1995:
  Net sales                            $7,877   $8,093    $12,686     $13,054
  Gross profit                          1,520    1,947      3,192       1,027
  Net income (loss)                       (33)      31        509      (1,891)
  Net income (loss) per common share     (.01)     .01        .19        (.72)

Included in the fourth quarter in 1996 and 1995 financial data are inventory valuation adjustments (Note 3).

                              IWI Holding Limited

13.  Employee Benefit Plan

Imperial sponsors a defined-contribution, profit-sharing plan (Plan) covering substantially all full-time employees who have completed one year of service. Company contributions to the Plan are discretionary, determined by the Board of Directors, and fully vest to employees upon completion of six years of service. The Plan has a voluntary 401(k) savings feature. Participants may contribute up to 15% of their compensation to the Plan. Imperial matches 50% of the first 2% of compensation that a participant contributes. Participant and employer-matched contributions to the Plan are 100% vested. Company contributions were approximately $10,000, $16,000, and $40,000, respectively, in 1996, 1995, and
1994.

14.  Significant Customers

Significant customers are those accounting for at least 10% of net sales in a calendar year. During 1996, the Company derived 19% of its net sales from one customer. In 1995, the Company derived 45% of its net sales from three customers, and in 1994, the Company derived 64% of its sales from four customers.

15.  Commitments and Contingency

Litigation

The Company is a codefendant in a lawsuit brought by a shareholder who alleges the Company misrepresented its financial position in interim financial statements. The shareholder has filed for class action status and is seeking damages of $11 million. The Company believes the allegation is without merit and intends to vigorously defend the claim.

Futures Contracts

At December 31, 1996, the Company had futures contracts outstanding obligating them to purchase 1,000 ounces of gold at $381.20 per ounce in April 1997 and 10,000 ounces of silver at $5.03 per ounce in July 1997. The Company also had forward contracts obligating them to purchase 200 ounces of gold at $393.46 per ounce in June 1997.

Operating Leases

Imperial is obligated under a lease on its operating facility for minimum rentals as well as real estate taxes and other operating expenses through October 2003, with an option for an additional five years. Daco has a lease obligation with similar provisions through July 2002, with an option for an additional five years.

                              IWI Holding Limited

15.  Commitments and Contingency (continued)

The future minimum lease payments required under these leases as of December 31, 1996, approximated the following (in thousands):

     1997                                $  387
     1998                                   391
     1999                                   398
     2000                                   408
     2001                                   417
     Thereafter                             620
                                         -------
     Total minimum lease payments        $2,621
                                         ======

Rent expense included in the accompanying statements of operations amounted to $470,000, $384,000, and $285,000 for 1996, 1995, and 1994, respectively.

Employment Agreements

The Company has various employment agreements with certain officers and key employees expiring at various dates through July 2001. The agreements include provisions for severance payments for the longer of one additional year or any period for which the employee is required not to compete.

The future minimum annual compensation payments as required under the agreements as of December 31, 1996, approximated the following (in thousands):

     1997       $  722
     1998          486
     1999          300
     2000          300
     2001          150
                ------
                $1,958
                ======

                              IWI Holding Limited

16.  Geographic Segment Information

The Company's operations in 1994 were conducted primarily in the United States. Financial information as of and for the years ended December 31, 1996 and 1995, summarized by geographic area, is as follows:


                             United
                             States    Canada    Eliminations   Consolidated
                             -------   ------    ------------   ------------
1996
Total revenues
Unaffiliated customers       $21,945   $8,895      $     -        $30,840
Interarea transfers                -        -            -              -
                             -------   ------      -------        -------
Total revenues               $21,945   $8,895      $     -        $30,840
                             =======   ======      =======        =======

Income (loss) from
 operations                  $(4,828)  $ (488)     $   126        $(5,190)
                             =======   ======      =======        =======
Assets
Identifiable assets          $24,376   $8,360      $(2,968)       $29,768
Corporate assets                   -        -            -              -
                             -------   ------      -------        -------
Total assets                 $24,376   $8,360      $(2,968)       $29,768
                             =======   ======      =======        =======


                             United
                             States    Canada    Eliminations   Consolidated
                             -------   -------   ------------   ------------
1995
Total revenues
Unaffiliated customers       $31,005   $10,705     $     -        $41,710
Interarea transfers            5,065         -      (5,065)             -
                             -------   -------     -------        -------
Total revenues               $36,070   $10,705     $(5,065)       $41,710
                             =======   =======     =======        =======

Income (loss) from
 operations                  $(1,991)  $ 1,005     $  (126)       $(1,112)
                             =======   =======     =======        =======
Assets
Identifiable assets          $37,123   $13,086     $(7,302)       $42,907
Corporate assets               1,230         -           -          1,230
                             -------   -------     -------        -------
Total assets                 $38,353   $13,086     $(7,302)       $44,137
                             =======   =======     =======        =======


Interarea transfers primarily represent shipments of finished goods inventory to Canada. These interarea shipments are made at transfer prices which approximate prices charged to unaffiliated customers and have been eliminated from consolidated net revenues. Corporate assets consist of investment in joint venture (Note 4).

                               IWI HOLDING LIMITED

           Schedule I - Condensed Financial Information of Registrant

                                 Balance Sheets


                                                       December 31,
                                              -----------------------------
                                                  1996              1995
                                              -----------       -----------
Assets:

Cash                                          $     1,000       $     1,000

Due from affiliate                                500,000           500,000

Investments in wholly owned subsidiaries       13,786,000        19,787,000
                                              -----------       -----------

     Total Assets                             $14,287,000       $20,288,000
                                              ===========       ===========

Shareholders' Equity:

Preferred stock, $1 par value; 5,000,000
  shares authorized; 3,644,880 shares
  issued and outstanding                      $ 3,644,880       $ 3,644,880

Common stock, no par value, 10,000,000
   shares authorized; 2,582,900 shares
  issued and outstanding (2,643,750 shares in 1995)

Additional paid-in capital                     14,354,722        14,419,722

Retained earnings (deficit)                    (3,712,602)        2,223,398
                                              -----------       -----------

                                              $14,287,000       $20,288,000
                                              ===========       ===========


                  See note to condensed financial statements.

                               IWI HOLDING LIMITED

           Schedule I - Condensed Financial Information of Registrant

                Statements of Income (Loss) and Retained Earnings



                                              For the           For the
                                             Year Ended        Year Ended
                                            December 31,      December 31,
                                                1996              1995
                                            ------------      -----------

Equity in net income (loss) of
 subsidiaries                               $(5,936,000)     $(1,384,000)

Retained earnings beginning of period         2,223,398        3,607,398
                                            -----------      -----------

Retained earnings (deficit) end of period   $(3,712,602)     $ 2,223,398
                                            ===========      ===========


                  See note to condensed financial statements.

                               IWI HOLDING LIMITED

           Schedule I - Condensed Financial Information of Registrant

                            Statements of Cash Flows

                                          For the              For the
                                         Year Ended          Year Ended
                                        December 31,        December 31,
                                            1996                1995
                                        ------------        ------------

Investing Activities

  Investment in Imperial World, Inc.      $      -           $(1,636,588)

Financing Activities

  Proceeds from sale of common stock             -              1,636,588
                                          --------           ------------

Net change in cash                               -                      -

Cash at beginning of period                  1,000                  1,000
                                          --------           ------------

Cash at end of period                     $  1,000           $      1,000
                                          --------           ------------


                  See note to condensed financial statements.

                               IWI HOLDING LIMITED

           Schedule I - Condensed Financial Information of Registrant

                     Note to Condensed Financial Statements

                 For the Years Ended December 31, 1996 and 1995

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

                               IWI HOLDING LIMITED

                 Schedule II - Valuation and Qualifying Accounts


                                         Additions     Additions
                        Balance at      Charged to     Charged to
                       Beginning of     Costs and         Other                       Balance at End
Description               Period         Expenses        Accounts     Deductions        of Period
------------           -----------     ----------      ----------     ----------      --------------

Year Ended
Decmber 31, 1994

Allowance for
Doubtful Accts         $   100,000     $  184,000        $   -        $   34,000(1)   $  250,000

Year Ended
Decmber 31, 1995

Allowance for
Doubtful Accts         $  250,000      $  313,000        $   -        $  109,000(1)   $  454,000

Inventory Valuation
Allowance              $        -      $1,500,000        $   -        $        -      $1,500,000

Deferred Income Tax
Valuation
Allowance              $        -      $  495,000        $   -        $        -      $  495,000

Year Ended
December 31, 1996

Allowance for
Doubtful Accts         $  454,000      $  736,000        $   -        $  496,000(1)   $  694,000

Inventory Valuation
Allowance              $1,500,000      $2,953,000        $   -        $2,853,000(2)   $1,600,000

Deferred Income Tax
Valuation
Allowance              $  495,000      $2,239,000        $   -        $        -      $2,734,000

------------------------
(1)  Writeoff of uncollectible accounts
(2)  Inventory losses realized