Form 20-F
period 1997-12-31
IWI HOLDING LTD
filed 1998-07-14
CIK 923168

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
(Mark One)

[  ] REGISTRATION  STATEMENT  PURSUANT  TO  SECTION  12(b)  OR  12(g)  OF THE
     SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

                   For the Fiscal Year Ended December 31, 1997

[  ] TRANSITION  REPORT  PURSUANT  TO SECTION  13 OR 15(d) OF THE  SECURITIES
     EXCHANGE ACT OF 1934 [No Fee Required]

        For the transition period from ______________ to _______________.

                           Commission File No. 0-25108

                               IWI HOLDING LIMITED
               --------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                             British Virgin Islands
                   -------------------------------------------
                 (Jurisdiction of Incorporation or Organization)

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

                                      None
                                 -------------
                                (Title of Class)

     As of June 26, 1997, the Registrant had outstanding 2,554,700 shares of Common Stock and 3,644,880 shares of Preferred Stock.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past twelve (12) months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past ninety (90) days. Yes X No
                              -----  -----

     Indicate by check mark which  financial  statement  item the registrant has
elected to follow. Item 17     Item 18   X
                          -----       ------

                                TABLE OF CONTENTS

                                                                           Page
                                                                         -------
PART I

    ITEM 1.    DESCRIPTION OF BUSINESS..................................    3
    ITEM 2.    DESCRIPTION OF PROPERTY..................................    6
    ITEM 3.    LEGAL PROCEEDINGS........................................    6
    ITEM 4.    CONTROL OF REGISTRANT....................................    6
    ITEM 5.    NATURE OF TRADING MARKET.................................    7
    ITEM 6.    EXCHANGE CONTROLS AND OTHER
               LIMITATIONS AFFECTING SECURITY HOLDERS...................    8
    ITEM 7.    TAXATION.................................................    8
    ITEM 8.    SELECTED CONSOLIDATED FINANCIAL DATA.....................    8
    ITEM 9.    MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.........    9
    ITEM 10.   DIRECTORS AND OFFICERS OF REGISTRANT.....................   13
    ITEM 11.   COMPENSATION OF DIRECTORS AND OFFICERS...................   15
    ITEM 12.   OPTIONS TO PURCHASE SECURITIES FROM
               REGISTRANT OR SUBSIDIARIES...............................   16
    ITEM 13.   INTEREST OF MANAGEMENT IN CERTAIN
               TRANSACTIONS.............................................   17
PART II

    ITEM 14.   DESCRIPTION OF SECURITIES TO BE REGISTERED...............   17


PART III

    ITEM 15.   DEFAULTS UPON SENIOR SECURITIES..........................   17
    ITEM 16.   CHANGES IN SECURITIES AND CHANGES IN
               SECURITY FOR REGISTERED SECURITIES.......................   17

PART IV

    ITEM 17.   FINANCIAL STATEMENTS.....................................   17
    ITEM 18.   FINANCIAL STATEMENTS.....................................   18
    ITEM 19.   FINANCIAL STATEMENTS AND EXHIBITS........................   18

               SIGNATURES...............................................   20

                                     PART I


     This release  contains  forward  looking  statements  within the meaning of
Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The Company's actual results could differ materially from those set forth on the forward looking statements as a result of the risks set forth herein, changes in general economic conditions, and changes in the assumptions used in making such forward looking statements.

ITEM 1. DESCRIPTION OF BUSINESS

General

     The Company, through its wholly-owned subsidiaries, Imperial World, Inc. ("Imperial") and DACO Manufacturing Ltd. ("DACO"), is engaged in the design, assembly, merchandising and wholesale distribution of jewelry. The Company provides a broad range of fashionable jewelry targeted at consumers who seek fine jewelry at moderate prices and costume jewelry for every day wear. These customers are likely to purchase jewelry at frequent intervals as fashions and styles change. The majority of the Company's U.S. sales are made under the trade name of "World Pacific Jewelry" through Imperial, while DACO sells principally in Canada under its own name or through the manufacturing and distribution of licensed products. Customers of the Company are principally large retail establishments with jewelry departments and mass media marketers. Despite the recent downturn in its U.S. sales, the Company believes that it is competitively positioned in the jewelry industry.

     In connection with management's plan to increase liquidity, the Company is actively pursuing the divestiture of DACO. The Company anticipates completing these divestiture efforts in the third quarter of 1998. The carrying value of the net assets of DACO have been reduced to fair value (approximately $363,000) based on an estimate of the selling value less costs to sell. The selling value has been determined based on a written offer received and accepted in principal by the Company on June 26, 1998.

Products and Pricing

     The Company's principal products are rings, pendants, earrings, bracelets, necklaces, pins and brooches made of diamonds, other precious or semi-precious stones, pearls, silver and gold in addition to the more moderately priced gold, silver and costume jewelry. The Company's products are currently sold in over 7,000 retail outlets. For the majority of products, the average wholesale price is approximately $60 with the prices ranging from approximately $35 to $450. DACO's products begin as low as $3 with an average wholesale selling price of approximately $15.

Purchasing

     The Company imports the majority of its jewelry from the People's Republic of China ("PRC"), Hong Kong and Thailand. Cultured pearls are imported from Japan, the PRC and Hong Kong and freshwater pearls are imported from the PRC. The imported pearls are assembled by the Company into various pearl jewelry products. The Company purchases jewelry from a number of suppliers based on quality, pricing and available quantities. Rhine Jewellery, an affiliate of the Company, supplied approximately $4.2 million of the Company's purchases, or approximately 23%, for the fiscal year ended December 31, 1997. The Company believes it has good relationships with its suppliers, most of whom have supplied the Company for many years.

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

Manufacturing and Assembly

     DACO manufactures most of their costume jewelry and some of their precious jewelry in a 40,000 square foot capacity outside of Toronto, Ontario, Canada. DACO makes its own castings and has a state of the art plating facility. The Company manufactures fashion and value priced gold and silver jewelry with the Sarah Coventry name under exclusive licenses for the Canadian and U.S. market. The exclusive licenses to manufacture products under the Sarah Coventry name will expire on June 6, 1998. However, management feels that this will not have a material impact on 1998 sales or operations.

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

Marketing

     The primary marketing efforts are product design and customer support services. The products are sold, for the most part, through independent sales representatives on a commission basis. While such representatives may also sell other products, they do not sell products which compete with those of the Company. The Company supports the independent representatives with internal account executives who have selling and account management responsibilities.

     The Company has an agreement with its affiliates to market in non-competing geographic areas.

Customers

     The Company's customers consist of jewelry retail stores, mass merchandisers, such as Wal- Mart Stores, Inc., department stores, such as J.C. Penney Company, Inc., catalog showrooms and various specialty markets including The Home Shopping Network, Inc. J.C. Penney Company, Inc. accounted for approximately 21% of net sales in 1997. The Company has no long-term contracts with any customers, however, each of its large volume purchasers have been customers for at least five years. The following table sets forth the approximate percentage of net sales for the major market segments for the periods indicated.

                                                       Year Ended
                                                      December 31,

                                               1995         1996        1997
                                              ------       ------      ------
 Jewelry retail stores                         12.3 %       15.9 %      20.8 %
 Specialty markets                             37.0         20.2        21.6
 Mass merchandisers                            14.4         22.6        22.7
 Department stores                             25.3         35.2        33.1
 Catalog showrooms                             11.0          6.1         1.8
                                              -------      -------     -------
      Total                                   100.0 %      100.0 %     100.0 %
                                              =======      =======     =======

Competition

     The jewelry industry in the United States is highly fragmented, with little significant brand name recognition or consumer loyalty. Selection is generally a function of design appeal, perceived high value and quality in relation to price.

     Jewelry stores alone account for an estimated $20 billion in annual sales in the United States. Retail jewelry sales have historically increased at a rate in excess of the inflation rate. This increase is principally attributable to the growth in the number of dual working households which in turn has increased the amount of disposable income for women, the largest group of jewelry purchasers. The rise in number of women in the workforce has increased the demand for women's business attire, including jewelry.

     While many competitors may have a wider selection of products or greater financial resources, the Company believes its competitive position is enhanced by its information system and its close relationship with its customers and vendors. Therefore, although the competition is intense, the Company believes it is well positioned in the jewelry industry.

Employees

     As of May 31, 1998, the Company had 145 employees, including 5 executive officers, 13 persons in sales and merchandising, 104 persons in operations, and 23 persons in administrative and support functions. None of the employees is governed by a collective bargaining agreement and the Company considers its relations with its employees to be satisfactory.

ITEM 2. DESCRIPTION OF PROPERTY

     The Company maintains is registered offices in the BVI; Imperial leases approximately 25,000 square feet of space for operations and pearl assembly in Westmont, Illinois; and DACO leases approximately 40,000 square feet for manufacturing and distribution near Toronto, Ontario, Canada. Under the 10 year lease which commenced in November, 1993, future minimum annual lease payments with respect to the Company's Westmont, Illinois facilities range from approximately $260,000 to $300,000. At the expiration of the lease, the Company has the option to renew for an additional five years. The facility, which provides state of the art security, has, in the opinion of management, capacity to more then double the current sales volume. It was designed to maximize the efficiency of the Company's current operations and to provide for the Company's anticipated growth. The Company hopes to sublease a portion of the space beginning in 1998.

     The DACO facilities are leased through July, 2002 with an option to renew for an additional five years. Future minimum annual rentals under the lease range from $120,000 to $127,000. Management believes such facilities are adequate to meet the needs of DACO for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

     The Company is a codefendant in a lawsuit brought by a shareholder who alleges the Company misrepresented its financial position in interim financial statements. The shareholder has filed for class actions status and is seeking damages of approximately $11 million. The Company believes the allegation is without merit and intends to vigorously defend the claim.

     On December 10, 1997 Imperial World, Inc. filed a Petition in the United States Tax Court seeking a redetermination of the deficiency in income tax of $9,659,799 plus statutory additions. It is the Company's belief that the entire assessment is without merit and was made without examination (a jeopardy assessment) because the Statute of Limitations was expiring.

ITEM 4. CONTROL OF REGISTRANT

     The following table is furnished as of June 25, 1998, to indicate beneficial ownership of shares of the Company's Common Stock and Preferred Stock by (1) each shareholder of the Company who is known by the Company to be a beneficial owner of more than 10% of the Company's Common Stock or Preferred Stock and (2) all officers and directors of the Company as a group. The information in the following table was provided by such persons.


 Name and Address        Amount and Nature of       Title of     Percent of    Percent of
 of Beneficial Owner    Beneficial Ownership (1)    Class        Class         Voting Power
--------------------    ------------------------    --------     ----------    ------------

David Chui (2)                 368,643  (3)          Common         14.43 %        8.4 %
Lillian Chui (2)               368,643  (3)          Common         14.43 %        8.4 %
Norman S.W. Chui               368,643  (3)          Common         14.43 %        8.4 %
Rhine Investment Holdings
   Company Limited (2)         918,750  (3)          Common         36.0  %       21.0 %
Rhine Jewellery Limited (2)  3,644,880  (3)          Preferred     100.0  %       41.6 %
White Angel Holdings Ltd. (2)  368,643  (3)          Common         14.43 %        8.4 %
All executive officers         490,243               Common         16.0  %        9.3 %
and directors
as a group (9 persons)         525,956               Preferred      14.4  %       12.0 %
----------------


(1) The persons named in the table have sole voting and investment power with respect to all shares of Common Stock and Preferred Stock shown as beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to the table.

(2) Address is Room 1016, North Tower Concordia Plaza, 1 Science Museum Road, Taim Sha, Tsui East Kowloon, Hong Kong.

(3) All shares of Common Stock and Preferred Stock indicated are held of record by Rhine Investment Holdings Company Limited and Rhine Jewellery Limited, respectively. Rhine Jewellery Limited is a wholly owned subsidiary of Rhine Investment Holdings Company Limited. Rhine Investment Holdings Company Limited is wholly owned by Rhine Holdings Limited which is owned in part by a series of trusts, including a trust for the benefit of David Chui, Lillian Chui and their children which owns approximately 14.43% of the outstanding securities of Rhine Holdings Limited. White Angel Holdings Ltd. Has the power to vote and dispose of the shares held by these trusts. David Chui, Lillian Chui and Norman S.W. Chui may be deemed to hold, but hereby disclaim, beneficial ownership of all securities of the Company held by Rhine Investment Holdings Company Limited and Rhine Jewellery Limited.

ITEM 5. NATURE OF TRADING MARKET

     There is no non-U.S. trading market for the Common Stock of the Company. Within the United States, the Company's Common Stock is traded on the NASDAQ Small Cap Market, although notice has been given to the Company that its shares will be delisted for failure to maintain a $1.00 minimum bid price. The Company's Common Stock is quoted under the symbol "JEWLF".

     The following table sets forth the high and low bid price per share for the Company's Common Stock for each quarterly period for the prior two years.

                                  1997                              1996
                           --------------------             --------------------
                            High           Low               High           Low
                           ------        ------             ------        ------
First Quarter              $1.046        $ .812             $3.250        $2.250
Second Quarter               .781          .437              2.625         1.000
Third Quarter                .500          .250              1.625          .500
Fourth Quarter               .437          .094              1.875          .500

     The quotations reflect inter-dealer prices without mark-up, mark-down or commission and may not represent actual transactions.

     At June 25, 1998, the bid price of the Common Stock was $0.125.

     As of June 25, 1998, there were approximately 1,512 beneficial holders of the Common Stock of the Company, nearly all of which are believed to be in the United States.

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


ITEM. 8 SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except share data)


                                                            Year Ended December 31,
                                         ----------------------------------------------------
                                         1993       1994         1995        1996        1997
                                         ----       ----         ----        ----        ----

Statement of Income Data:

Net Sales                             $35,616     $41,902      $41,710      $30,840     $25,523
Cost of sales                          27,643      32,725       34,024       25,809      24,018
                                      -------     -------      -------      -------     -------
Gross profit                            7,973       9,177        7,686        5,031       1,505
Operating expenses                      5,120       5,831        8,798       10,221      10,821
                                      -------     -------      -------      -------     -------
Income (loss) from operations           2,853       3,346       (1,112)      (5,190)     (9,316)
Other income (expense) - net             (579)       (267)        (901)      (1,053)       (832)
                                      -------     -------      -------      -------     -------
Income (loss) before income taxes       2,274       3,079       (2,013)      (6,243)    (10,148)

Income taxes (benefit)                    767         788         (629)       (307)         (14)
                                      -------     -------      --------     -------     --------
Net income (loss)                      $1,507      $2,291      $(1,384)    $(5,936)    $(10,134)
                                      =======     =======      ========     =======     ========
Net income (loss) per common share (1) $ 1.65      $ 2.34      $  (.53)    $ (2.25)    $  (3.96)
                                      =======     =======      ========     =======     ========
Weighted average number of common
shares outstanding (1)                911,400     980,394    2,625,873   2,625,873    2,558,217
                                      =======     =======    ==========  ==========   ==========

                                          Year Ended December 31,
                            ----------------------------------------------------
                             1993       1994         1995       1996        1997
                            ------    -------       ------     ------     ------
Balance Sheet Data:

Working capital           $ 7,341    $ 16,064    $ 16,064    $ 12,038    $ 2,926
Total assets               19,652      31,695      44,137      29,768     11,155
Long-term debt              3,645           0         556         204          0
Shareholders' equity        4,205      20,035      20,288      14,287      4,124


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

                                     1995                       1996                       1997
                           ------------------------  ------------------------   -------------------------
                           Amount%  Sales%  Change    Amount%  Sales%  Change    Amount%  Sales%  Change
                           -------  ------  -------  --------- ------  ------   --------- ------  ------

Net sales                 $41,710   100.0    -0.5    $30,840    100.0   -26.1    $25,523   100.0   - 17.2
Gross Profit                7,686    18.4   -16.2      5,031     16.3   -34.2      1,505     5.9   - 70.1
Operating
   expenses                 8,798    21.1   +50.9     10,221     33.1   +16.2     10,821    42.4      5.9
Income (loss) from
 operations                (1,112)   (2.7) -133.2    (5,190)    (16.8) -366.7     (9,316)  (36.5)   -79.5
Income (loss) before
 income taxes              (2,013)   (4.8) -165.4    (6,243)    (20.2)  -10.1    (10,148)  (39.8)   -62.6
Income taxes
  (benefit)                  (629)   (1.5) -179.8      (307)    ( 1.0)  -51.2        (14)   ____    -95.4
    Net income (loss)      (1,384)   (3.3) -160.4    (5,936)    (19.2) -328.9    (10,134)  (39.7)   -70.7

Net income (loss)
    per common
   share                   $(.53)                    $(2.25)                      $(3.96)
                            =====                     =====                        =====
Weighted
    average number
    of shares
      outstanding      2,625,873                  2,625,873                    2,558,217
                       =========                  =========                    =========
--------------------

     The Company's operating results during 1995 and 1996 were adversely impacted by a weak jewelry market, particularly for semi-precious colored stones, which resulted in sales that were much lower than anticipated. 1997 saw continued softness in the market. Sales were also negatively impacted by Management's decision to limit sales tied to liberal return privileges or at margins below newly established minimum margin levels.

     At December 31, 1995, management determined that the Company's inventory was in excess of its requirements measured by its existing and anticipated level of sales and a reserve of $1.5 million was recorded for anticipated losses required to reduce inventories to desired levels over the near term. This inventory reduction plan was substantially completed as anticipated.

     Net sales during 1996 continued at a lower level than expected. An aggressive inventory reduction plan was initiated to maintain liquidity and reduce inventory to desired levels. Approximately $3 million of losses were recorded during 1996 from the reduction of inventory under this plan, including $1.6 million in reserves for the completion of the plan during 1997.

     Net sales in 1997 also continued at a lower than anticipated level. The aggressive inventory reduction initiated in 1996 continued in 1997 to maintain the Companies liquidity and further reduce inventories to a more desirable level. Approximately $ 3.6 million of losses were recorded in 1997 from continuation of this plan, including $ 1.8 million in reserves for completion of the plan in 1998.

     The Company incurred significant operating losses during 1996 and 1997, principally from the reduction of inventories. The Company has reduced operating expenses and continues to aggressively reduce inventory. Management is actively seeking to obtain a commitment for continuation of its bank operating facilities for at least another year, and/or alternative financing options. Management expects that these efforts will result in maintaining liquidity. However, no assurance can be given that the Company will be successful in accomplishing these objectives or that the Company will again achieve profitability. The Company's continuation as a going concern is dependent upon attaining future profitable operations and upon its ability to obtain adequate financing or capital.

     The Company's sales are generated through the wholesaling of jewelry products to the following distinct groups:

                         1993      1994      1995      1996       1997
                         ----      ----      ----      ----       ----
Jewelry retail stores    17.4 %    17.7 %    12.3 %    15.9 %     20.8 %
Specialty markets        40.1      25.6      37.0      20.2       21.6
Mass merchandisers       16.2      24.2      14.4      22.6       22.7
Department stores        19.1      26.4      25.3      35.2       33.1
Catalog showrooms         7.2       6.1      11.0       6.1        1.8
                        -----     -----     -----     -----      -----
 Total                  100.0 %   100.0 %   100.0 %   100.0 %    100.0 %

     The Company raised approximately $11.5 million of net proceeds from its IPO in December of 1994 and January, 1995. The proceeds were utilized primarily for acquisitions and internal expansion. Certain assets of Ullenberg Corp. were acquired in February of 1995 for approximately $300,000. Effective July 1, 1995, the Company completed the acquisition of DACO for approximately $500,000 in cash and notes payable of $1,435,000. DACO manufactures and distributes moderately priced gold, silver and costume jewelry in Canada.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Net Sales. Net sales decreased by $5.3 million, or 17.2% to $25.5 million in 1997. Of this decrease, all but $.1 million represents lower sales levels in the domestic market. This decrease of $5.2 million relates to a general decrease in sales at all targeted markets with the exception of jewelry retail stores which increased slightly during 1997.

     Gross Profit. Gross profit decreased by $3.5 million to $1.5 million in 1997. The 1997 level reflects a combination of lower sales volume and approximately $3.6 million in losses from the inventory reduction plan. (See
Note 3 of the Consolidated Financial Statements) Gross profit attributable to DACO increased in 1997 $.3 million.

     Loss from Operations. The loss from operations increased by $2.8 million to a loss of $9.3 million in 1997. This amount includes $0.9 million from the provision for bad debts (principally Montgomery Ward and Company) and the recording of a loss on assets held for disposal of $2.3 million against the assets of it' Canadian operations. (See Note 4 of the Consolidated Financial Statements) Total operating costs, excluding the loss of assets held for disposal, decreased $1.7 million as management implemented cuts to more closely match the Company' current operating level.

     Net Loss. The net loss for 1997 was $10.1 million compared to $5.9 million in 1996. The increase in the 1997 net loss was primarily attributable to the decrease in gross profit levels and increased loss from operations as described above. The interest expense for 1997 decreased $.4 million to $.8 million reflecting reduced financing requirements. This however, was offset by a reduction in tax benefit from $.3 million in 1996 to $14 Thousand in 1997.

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

     Loss from Operations. The loss from operations increased by $4.1 million to a loss of $5.2 million in 1996. In addition to the decline in gross profit, 1996 includes a full year of DACO's operating expenses, or an increase of $1.4 million over the amount included in 1995 operations. The Company has reduced operating expenses to more closely match its current operating level.

     Net Loss. The net loss for 1996 was $5.9 million as compared to $1.4 million in 1995. The increase in the 1996 net loss was principally attributable to the increased operating loss described above. In addition, the increase of $0.1 million in interest expense is the result of including a full year of DACO' interest expense in 1996. Earnings attributable to Haupia its Sino foreign joint venture were approximately $0.2 million in both 1995 and 1996. In August, 1996, the Company exercised its put option to sell its remaining interest in Haupia to Rhine Holdings.

Analysis of Financial Position, Liquidity and Capital Resources

     The Company's primary liquidity needs are to fund accounts receivable and inventories. The Company has historically financed its working capital requirements through a combination of internally generated cash, short-term borrowings under bank lines of credit, loans from affiliates and in 1994 and 1995, the proceeds from an IPO. The Company's working capital at December 31, 1997 was $4.2 million as compared to $12.0 million at December 31, 1996.

     The following table summarizes cash provided by (used in) the Company's business activities for the past three years:

                                     1995       1996         1997
                                    ------     ------       ------
(Dollars in thousands)

Operating activities              $(6,713)     $6,773       $4,137
Investing activities               (2,883)          -         (605)
Financing activities                9,357      (6,763)      (3,700)
Increase (decrease) in cash          (239)         10         (168)

     Operating Activities. The net cash generated in 1997 was principally due to the decrease in accounts receivable of $3.3 million and inventories of $4.8 million, offset in part by the loss from operations net of non cash items.

     Investing Activities. Cash used in 1997 for capital expenditures of $0.6 million reflects primarily the purchase of display cases at DACO.

     Financing Activities. During 1997, the Company reduced amounts outstanding under its lines of credit by $3.7 million to $5.1 million at December 31, 1997. Notes payable from the 1995 acquisition of DACO were reduced by $0.7 million to $0.2 million. In addition, the Company repurchased and retired 28,200 shares of common stock at a cost of $29 thousand.

     Imperial has an agreement with a bank, through various credit facilities, whereby Imperial can borrow up to $10 million, payable on demand. The total credit facility is governed by a formula, as defined in the agreement, based principally on accounts receivable and inventory levels. The credit facilities are collaterized by substantially all assets of Imperial and bore interest at 11.25% at December 31, 1997, 2.75% over the bank' reference rate. As of the date of this Form 20-F, the Company was not in compliance with certain reporting covenants of the agreement. The Company is presently operating under a forbearance agreement which expired May 31, 1998 and which limited the borrowing to $2.5 million. As of June 25, 1998, the Company has no assurance that the bank will not exercise its rights to withdraw financial support.

     At December 31, 1997, total borrowings under Imperial's credit facilities were $2.7 million.

     DACO entered into a similar credit agreement to Imperial's with a Canadian bank. DACO can borrow up to approximately $6.5 million in United States dollars through similar credit facilities. The line of credit bears interest at 6.0% at December 31, 1997 (0.25% over the bank's prime rate) and precious metals bear a consignment fee of 3.35%. The agreement is secured by substantially all of DACO's assets and is guaranteed by the Company. This agreement expired on April 30, 1997.

     Management is actively seeking to obtain a commitment for continuation of its bank operating facilities for at least another year, as well as considering other refinancing alternatives.

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

     The following table sets forth the Company's unaudited net sales for the periods indicated (dollar amounts are in thousands):

                                        Year Ended December 31,
                             ---------------------------------------------
                             1995                1996                 1997
                             ----                ----                 ----
                     Amount        %       Amount        %     Amount         %
                    -------       ----     ------       ----   ------       ----
First Quarter      $ 7,877        18.9    $ 8,415      27.3    $ 6,051     23.7
Second Quarter       8,093        19.4      7,286      23.6      5,329     20.9
Third Quarter       12,686        30.4      4,085      13.3      5,955     23.3
Fourth Quarter      13,054        31.3     11,054      35.8      8,188     32.1
                    ------       ------    ------     ------    ------    ------
Total              $41,710       100.0    $30,840     100.0    $25,523    100.0
                    ======       ======    ======     ======    ======    ======
Inflation

     Inflation has historically not had a material effect on the Company' operations. When the price of gold or precious stones has increased, these costs historically have been passed on to the customer. Furthermore, because the Company does not have either long-term supply contracts or long-term contracts with customers, prices are quoted based on the prevailing prices for semi-precious gemstones or metals. Accordingly, the Company does not believe inflation will have a material effect on its future operations.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

Directors and Executive Officers

     The following table sets forth certain information as of the date hereof with respect to the directors and executive officers of the Company.

     Name               Age       Position
---------------       ------     ----------
David F. Chui           57       Chairman of the Board of Directors
Bruce W. Anderson       46       President and Chief Executive Officer
Norman S.W. Chui        26       Director
Richard J. Mick         56       Vice President - Sales and Director
Joseph K. Lau           50       Senior Vice President, Chief Operating Officer,
                                 Chief Financial Officer and Acting Treasurer,
                                 Secretary and Director
Connie S. Yui           47       Director
Joseph A. Benjamin      55       Director
James W. Pierpont       54       Director
Samuel Lou              44       Director

     Each director is serving a one-year term that expires after the next annual meeting of the Company's shareholders, or until their successors are elected and qualified. Executive officers of the Company are elected by, and serve at the discretion of , the Board of Directors.

     David F. Chui and Joseph K. Lau are brothers-in-law. Norman S.W. Chui is the son of David F. Chui. Connie Yui is the sister of Joseph K. Lau.

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

     Bruce W. Anderson joined the Company in July 1996 as President and Chief Executive Officer. Prior to joining the Company, Mr. Anderson was Vice President of marketing for Donald Bruce & Co., a wholesale jewelry manufacturer in Chicago, Illinois.

     Norman S.W. Chui joined the Company in December 1997. Prior to joining the Company, Mr. Chui was a consultant with Eclipse Information Systems of Darien, IL and prior thereto was a consultant for Arthur Andersen & Co. which he joined following graduation from the University of Illinois in 1994.

     Richard J. Mick joined the Company in February, 1996 as Vice President - Sales and Director. For 6 years prior to joining the Company he was President of a sales and marketing firm selling jewelry and related products. Prior thereto, Mr. Mick was employed by J.C. Penney Company, Inc. for 26 years.

     Joseph K. Lau joined the Company in November, 1982 and was elected Senior Vice President, Chief Operating Officer, Secretary and Director in February, 1986 in December, 1998 he also assumed the responsiblities of Acting Treasurer. For the 11 years prior to joining the Company, he held a management position in the restaurant industry and owned a trading company in Hong Kong.

     Connie S. Yui joined the Company in March 1985 and has served as the Product Development Manager and is responsible for inventory control and pearl assembly.

     Joseph A. Benjamin was elected to the Board of Directors in December 1997. Mr. Benjamin is a CPA with his own accounting firm in Chicago, Illinois.

     James W. Pierpont has served as a Director of the Company since May, 1995. Mr. Pierpont is Managing Director and Group Vice President for ABN AMRO bank.

     Samuel Lou was elected to the Board of Directors in December 1997. Mr. Lou is a business consultant with his own firm in Chicago, Illinois.

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

Employment Contracts

     The Company has employment contracts with one officer of Imperial and two officers of DACO.

     Bruce W. Anderson is employed by Imperial pursuant to a five year contract expiring June 30, 2001 at a base salary of $300,000 per year, an automobile allowance of $1,000 per month and bonuses as determined by the Compensation Committee of the Board of Directors.

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

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate cash compensation paid by the Company to all directors and officers as a group during 1997 was approximately $1,020,000.

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

     The Company, during 1995, also adopted a Non-Qualified Stock Option Plan (the "Non- Qualified Plan"). A total of 600,000 shares are reserved for issuance under the Non-Qualified Plan. The Non-Qualified Stock Option Plan provides for the granting of options and stock appreciation rights to non-employee directors, key management employees and consultants and is administered by the Compensation Committee. The terms of any options and/or stock appreciation rights granted under the Non-Qualified Plan shall be determined by the Compensation Committee provided that options may not be exercisable for a term longer than ten years and may not be exercisable at a price less than the stated value of the Common Stock. No options or stock appreciation rights had been granted under the Non-Qualified Stock Option Plan as of December 31, 1997.

     In addition, the Company maintains a defined contribution plan which has both a profit sharing feature and a 401(k) savings feature (the "Plan"). Under the profit sharing portion of the Plan, contributions are an amount determined by the Company's Board of Directors. Subject to certain limitations required by law, the Company's contribution is allocated to each participant who is employed by the Company at the end of the Plan year in the proportion that the total compensation paid by the Company to each participant bears to the aggregate compensation paid by the Company to all participants during such Plan year. Under the 401(k) savings feature, eligible employees may elect, subject to certain limitations required by law, to defer payment of up to 15% of their compensation. The Plan provides that if an employee defers payment, the Company will contribute 50% of the first 2% of compensation deferred, by making a cash payment to the Plan on behalf of such participant. Contributions by the Company to the profit sharing feature of the plan, and earnings thereon, vest based on the participant's years of service with the Company, vesting 20% per year after one year of service and being fully vested after six years of service. Employee contributions are always 100% vested. Contributions by the Company to the 401(k) savings feature vest on the employees first day of employment. All contributions vest, regardless of years of service, upon termination of employment by reason of death of disability, attainment of age 62 or the termination of the Plan. After termination of employment, an employee is entitled to receive the distribution of his or her entire vested interest in the Plan in a lump sum, in installments for a specific period of time, or an annuity for life. The amounts held under the Plan are invested according to the instructions of the participant in investment funds designated by the plan administrator. The Company made contributions to the Plan during 1997 and 1996 of $15,000 and $10,000, respectively.

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

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     The Company purchases products from an affiliate, Rhine Jewellery ($4.2 million in 1997 and $4.6 million in 1996). The Company believes that such transactions are on terms at least as favorable as those obtained from unaffiliated third parties. Additionally, Rhine Jewellery, a corporation under common control, holds 3,644,880 shares of Preferred Stock of the Company.

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

     There is a family relationship existing among the management and key personnel of the Company. David F. Chui is the brother in law of Joseph K. Lau. Norman S.W. Chui is the son of David Chui and Connie Yui is the sister of Joseph
K. Lau. Although these persons owe a fiduciary duty to the Company and its shareholders, there can be no assurance that family relationships and considerations will not at times take precedence over the Company's interests. Any such actions, however, would likely constitute a breach of fiduciary duty.

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

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

     (a) Financial Statements                                              Page
         --------------------                                              ----

       Report of Independent Auditors...................................... F-1
       Consolidated Balance Sheets as of  December 31, 1997 and 1996....... F-2
       Consolidated Statements of Operations For Each of the Years
           in the Three-Year Period Ended December 31, 1997................ F-3
       Consolidated Statements of Shareholders' Equity for Each of the
           Years in the Three-Year Period Ended December 31, 1997.......... F-4
       Consolidated Statements of Cash Flows for Each of the Years in
           the Three-Year Period Ended December 31, 1997................... F-5
       Notes to Consolidated Financial Statements.......................... F-7

                    Financial Statement Schedules (1)......................

           I - Condensed Financial Information of Registrant...............F-25
           II - Valuation and Qualifying Accounts..........................F-28


(1) All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule.

     (b) Exhibits
         --------
Exhibit
Number                                        Description
-------
2.1  *     Bill of Sale dated February 4, 1995 re: acquisition of assets of
           Ullenberg Corporation (1)
2.2  *     Stock Purchase Agreement relating to DACO Manufacturing Ltd. (3)
3.1  *     Amended and Restated Memorandum of Association and Articles of
           Association of IWI Holding Limited (2)
4.1  *     Specimen Form of Common Stock certificate (2)
10.1 * Lease Agreement between Imperial World, Inc. and American National Bank and Trust Company of Chicago dated October 15, 1993 for the site in Westmont, Illinois (2)
10.2 *     Stock Option Plan (2)
10.3 * Amended and Restated Credit Agreement dated June, 1996 between Rhode Island Hospital Trust National Bank and Imperial World, Inc. (2)
10.4 *     Indemnity Agreement (2)
10.5 *     Profit Sharing Plan (2)
10.6 *     Territorial Agreement (2)

10.8 *     IWI Holding Limited 1995 Non-Qualified Stock Option Plan (4)
10.9 *     Lease Agreement relating to facilities of DACO Manufacturing (4)
10.10*     Employment Contract with Bruce Anderson

*        Previously filed


(1) Incorporated by reference to the Company's Report on Form 6-K for the month of February, 1995.

(2) Incorporated by reference to the Company's Registration Statement on Form F-1 (File No. 33-78904) declared effective December 13, 1994).

(3) Incorporated by reference to the Company's Report on Form 6-K for the month of August, 1995.

(4) Incorporated by reference to the Company's Form 20-F for the year-ended December 31, 1995.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           IWI HOLDING LIMITED


                                           By:
                                              ----------------------------------
                                               David Chui
                                               Chairman




Dated: July  , 1998

                         Report of Independent Auditors

The Board of Directors
IWI Holding Limited

We have  audited the  accompanying  consolidated  balance  sheets of IWI Holding
Limited as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders equity, and cash flows for each of the years in the three-year period ended December 31, 1997. Our audits also included the financial statement schedules listed in the index at item 19(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IWI Holding Limited at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

The accompanying financial statements have been prepared assuming IWI Holding Limited will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses in 1996 and 1997 and has no commitment to ongoing financing. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and the amounts and classification of liabilities that may result from the outcome of this uncertainty.


                                             s/Ernst & Young LLP

Chicago, Illinois
February 20, 1998,

except for Note 4 and paragraph 1 of Note 6, as to which the date is June 26, 1998

                               IWI Holding Limited

                           Consolidated Balance Sheets
                        (In Thousands, Except Share Data)


                                                                                     December 31
                                                                               1997              1996
                                                                            -----------       ----------
   Assets
   Current assets:
   Cash                                                                    $     38         $     206
   Accounts receivable, less allowance for doubtful accounts of $642 in
   1997 and $694 in 1996                                                      3,358            10,236
   Accounts receivable from affiliated company                                    -             1,905
   Inventories                                                                6,053            14,122
   Refundable income taxes                                                        -               432
   Prepaid expenses                                                             145               414
   Assets held for disposal                                                     363                 -
                                                                            --------          -------
   Total current assets                                                       9,957            27,315

   Property and equipment                                                     2,637             3,858
   Less:  Accumulated depreciation                                           (1,439)           (1,405)
                                                                           ---------          -------
     Property and equipment Net                                               1,198             2,453
                                                                           ---------          -------
                                                                            $11,155           $29,768
                                                                           =========          =======
   Liabilities and shareholders' equity
   Current liabilities:
   Lines of credit                                                        $  2,720           $  8,049
   Notes payable                                                                 -                689
   Accounts payable, trade                                                   2,167              3,441
   Accounts payable to affiliated company                                    1,236              1,381
   Accrued liabilities                                                         908              1,717
                                                                           --------           -------
   Total current liabilities                                                 7,031             15,277

   Notes payable                                                                 -               204
   Commitments and contingency

   Shareholders' equity:
   Preferred stock, $1 par value; 5,000,000 shares authorized; 3,644,880
   shares issued and outstanding                                             3,645             3,645
   Common stock, no par value; 10,000,000 shares authorized; 2,554,700 shares issued and outstanding
   (2,582,900 shares in 1996)                                                    -                 -
   Additional paid-in capital                                               12,446            12,475
   Retained earnings (deficit)                                             (11,967)           (1,833)
                                                                          ---------          -------
   Total shareholders' equity                                                4,124            14,287
                                                                          ---------          -------
                                                                           $11,155           $29,768
                                                                          =========          =======

                See notes to consolidated financial statements.

                               IWI Holding Limited

                      Consolidated Statements of Operations
                        (In Thousands, Except Share Data)


                                                                    Year ended December 31
                                                             1997             1996            1995
                                                          ----------       ---------        ---------

Net sales                                                  $ 25,523        $30,840          $41,710
Cost of sales                                                24,018         25,809           34,024
                                                        ------------     ----------        ----------
Gross profit                                                  1,505          5,031            7,686
Selling, general, and administrative expenses
                                                              8,521         10,221            8,798
Loss on assets held for disposal                              2,300              -                -
                                                        ------------     ----------        ----------
Loss from operations                                         (9,316)        (5,190)          (1,112)

Other income (expense):
Interest expense                                               (832)        (1,225)          (1,089)
Equity in joint venture                                           -            172              188
                                                        ------------     ----------        ----------
Other expense  Net                                            (832)        (1,053)            (901)
                                                        ------------     ----------        ----------
Loss before income taxes                                    (10,148)        (6,243)          (2,013)
Income taxes (benefit)                                          (14)          (307)            (629)
                                                        ------------     ----------        ----------
Net loss                                                   $(10,134)      $ (5,936)        $ (1,384)
                                                        ============     ==========        ==========

Net loss per common share                                  $  (3.96)      $  (2.25)       $    (.53)
                                                        ============     ==========        ==========

Weighted-average number of common shares outstanding
                                                           2,558,217      2,635,830         2,625,873
                                                        ============     ==========        ==========


                See notes to consolidated financial statements.

                               IWI Holding Limited
                 Consolidated Statements of Shareholders' Equity
                        (In Thousands, Except Share Data)



                                            Preferred Stock                  Common Stock             Additional       Retained
                                    ----------------------------------------------------------------
                                    Number of Shares              Number of                Paid-in Capital   Earnings
                                                       Amount      Shares        Amount                     (Deficit)         Total
                                    ------------------------------------------------------------------------------------------------

Balance at January 1, 1995             3,644,880     $3,645       2,418,750    $     -        $10,903       $  5,487       $20,035
Issuance of common stock, net of
issuance costs                                 -          -
                                                                    225,000          -          1,637              -         1,637
Net loss                                       -          -               -          -              -         (1,384)       (1,384)
                                    ------------------------------------------------------------------------------------------------
Balance at December 31, 1995           3,644,880      3,645        2,643,750         -         12,540          4,103        20,288
Repurchase of common stock                     -          -          (60,850)        -            (65)             -           (65)
Net loss                                       -          -                -         -              -         (5,936)       (5,936)
                                    ------------------------------------------------------------------------------------------------
Balance at December 31, 1996           3,644,880      3,645        2,582,900         -         12,475         (1,833)       14,287
Repurchase of common stock                     -          -          (28,200)        -            (29)             -           (29)
Net loss                                       -          -                -         -              -        (10,134)      (10,134)
                                    ================================================================================================
Balance at December 31, 1997           3,644,880     $3,645        2,554,700    $    -        $12,446       $(11,967)     $  4,124
                                    ================================================================================================


                 See notes to consolidated financial statements.

                               IWI Holding Limited
                      Consolidated Statements of Cash Flows
                                 (In Thousands)



                                                                    Year ended December 31
                                                            1997             1996              1995
                                                        -----------       ----------        ----------

Operating activities
Net loss                                                 $(10,134)         $(5,936)         $(1,384)
Adjustments to reconcile net income (loss) to net
cash used in operating activities:
Depreciation and amortization                                 955              479              367
Equity in joint venture                                         -             (172)            (188)
Provision for doubtful accounts                               865              736              313
Deferred income taxes                                          46              404              (63)
Loss on assets held for disposal                            2,300                -                -
Changes in operating assets and liabilities:
Accounts receivable                                         3,335            8,071           (1,049)
Accounts receivable from affiliated company
                                                                -              899              842
Inventories                                                 4,837            3,938           (5,001)
Refundable income taxes                                       432               41             (473)
Prepaid expenses                                              (58)             (17)              56
Straight acceptances payable                                    -             (216)            (149)
Accounts payable, trade                                      (100)            (580)             368
Accounts payable to affiliated company
                                                            1,760             (408)             (77)
Accrued liabilities                                          (101)            (243)             247
Income taxes payable                                            -             (223)            (522)
                                                         ----------        ---------        ---------

Net cash provided by (used in) operating activities
                                                            4,137            6,773           (6,713)

Investing activities
Purchases of property and equipment                         (605)             (212)            (380)
Proceeds from sale of equipment                                -               212                -
Business acquisitions, net of cash acquired                    -                 -           (2,503)
                                                         ----------        ---------        ---------
Net cash used in investing activities                       (605)                -           (2,883)


                               IWI Holding Limited

                                 (In Thousands)



                                                                    Year ended December 31
                                                            1997             1996              1995
                                                         ----------       ---------         ---------

Financing activities
Proceeds from bank for consigned gold                    $     -           $    -            $  173
Net proceeds from issuance of common stock
                                                               -                -             1,637
Proceeds from (payments on) lines of credit, net
                                                          (2,964)          (6,156)            7,547
Payments on notes payable to shareholders and
payable to affiliate                                        (707)            (542)                -
Repurchase of common stock                                   (29)             (65)                -
                                                       ----------        ---------        ---------
Net cash provided by (used in) financing activities
                                                          (3,700)          (6,763)            9,357
                                                       ----------        ---------        ---------
Net increase (decrease) in cash                             (168)              10              (239)
Cash at beginning of year                                    206              196               435
                                                       ==========        =========        =========
Cash at end of year                                    $      38          $   206          $    196
                                                       ==========        =========        =========


                See notes to consolidated financial statements.

                               IWI Holding Limited

                   Notes to Consolidated Financial Statements

                  Years ended December 31, 1997, 1996, and 1995

1.   Description of Business and Acquisitions

IWI Holding Limited (Holding) was incorporated in the British Virgin Islands on February 22, 1993. Holding and its wholly owned subsidiaries (together, the Company) import, manufacture, and wholesale fine jewelry. The Company also imports pearls for assembly and resale through its wholly owned subsidiary Imperial World, Inc. (Imperial). Substantially all of the Company's sales are made in the United States and Canada.

In February 1995, the Company purchased the corporate name, all trade names, customer lists, other intangibles, and all active dies and molds of Ullenberg Corp., a distributor of jewelry in the United States for $304,000.

Effective June 30, 1995, the Company acquired all the outstanding common stock of Daco Manufacturing, Ltd., J.B. Manufacturing, and J and B Manufacturing Company (collectively Daco, a Canadian jewelry manufacturer and distributor). The total purchase price consisted of cash of approximately $500,000 and notes payable of $1,435,000 (Note 10).

Each acquisition was accounted for as a purchase, and the purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair market value at the date of acquisition. Operating results have been included since the effective date of the acquisition.

Based on unaudited data, the following table presents selected financial information for the Company and its subsidiaries on a pro forma basis, assuming the acquired companies had been consolidated since January 1, 1995 (dollars in
thousands,   except   per  share   amounts):

                                             Year ended
                                             December 31
                                                1995
                                           ---------------

 Net sales                                      $46,040
 Net income (loss)                               (1,423)
 Net income (loss) per share                       (.54)

The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions been made as of January 1, 1995.

                               IWI Holding Limited

2.   Going Concern

The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles on a going-concern basis which contemplates that the company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred significant operating losses since 1995 and, in the opinion of management, has inventory in excess of desired levels at December 31, 1997. The Company's principal lenders have not committed to ongoing financing for 1998 (Note 6).

The Company has reduced monthly operating expenses and continues an aggressive inventory reduction plan to maintain liquidity and reduce inventory to desired levels (Note 3). Management is actively seeking to refinance its bank operating facilities for at least another year. Management expects that these efforts will result in maintaining the liquidity necessary for the foreseeable future. However, no assurances can be given that the Company will be successful in accomplishing these objectives. Further, there can be no assurance that the
Company will achieve profitability. The Company's continuation as a going concern is dependent upon attaining future profitable operations and upon its ability to obtain adequate financing or capital. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

3.   Summary of Significant Accounting Policies

Consolidation

All significant intercompany transactions have been eliminated.

Inventories

Inventories, primarily consisting of finished goods, are stated at the lower of first in, first out (FIFO) cost or market.

At December 31, 1995 and 1996, management determined that the Company's inventory was in excess of its requirements measured by its existing and anticipated level of sales. Accordingly, based on the existing market conditions, inventory valuation reserves of $1,600,000 and $1,500,000, respectively, were recorded at December 31, 1996 and 1995,

                              IWI Holding Limited

3.   Summary of Significant Accounting Policies (continued)

for the anticipated losses from the completion of the plans initiated to maintain liquidity and reduce inventory to desired levels. These inventory reduction plans were substantially completed as anticipated.

Net sales during 1997 continued at a level much lower than anticipated and management initiated another inventory reduction plan. An inventory valuation reserve of $1,800,000 was recorded at December 31, 1997, for the anticipated losses from the completion of the plan during 1998, which management believes will be sufficient to provide for such losses. However, it is possible that the inventory reduction plan will not be successful or that losses in excess of those recorded in the financial statements will be incurred. Approximately $3.6 million of losses were recorded during 1997 from the reduction of inventory under these plans.

Property and Equipment

Property and equipment are stated at historical cost. Depreciation is computed over the estimated useful lives of the related assets using the straight-line method.

Impairment of Long-Lived Assets

In 1995, the Company adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Under the provisions of this statement, the Company has evaluated its long-lived assets for financial impairment, and will continue to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

The Company evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated
undiscounted   future  cash  flows  associated  with  them.  At  the  time  such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. The Company evaluates the recoverability of long-lived assets held for sale by comparing the asset's carrying amount with its fair value less cost to sell (Note 4).

                              IWI Holding Limited

3.   Summary of Significant Accounting Policies (continued)

Joint Venture

The Company used the equity method of accounting for the investment in the joint venture (Note 5).

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

Advertising Costs

The Company expenses all advertising costs as incurred. Advertising costs were approximately $658,000; $814,000; and $809,000 in 1997, 1996, and 1995,
respectively.

                              IWI Holding Limited

3.   Summary of Significant Accounting Policies (continued)

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

Net Income (Loss) Per Common Share

Effective in 1997, the Company has adopted the provisions of FASB No. 128 "Earnings Per Share". Net income (loss) per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. When dilutive, stock options and warrants are included as share equivalents using the treasury stock method in the calculation of diluted earnings per share. Basic and diluted net loss per common share are the same for all years presented as the common stock equivalents of the Company would be antidilutive.

Segment Reporting

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (Statement 131), which is effective for years beginning after December 15, 1997. Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. Statement 131 is effective for financial statements for fiscal years beginning after December 15, 1997, and therefore the Company will adopt the new requirements retroactively in 1998. Management does not anticipate that the adoption of this statement will have a significant effect on the Company's reported segments.

4. Loss on Assets Held for Disposal

In connection with management's plan to increase liquidity (Note 2), the Company is actively pursuing the divestiture of Daco. The Company anticipates completing these divestiture efforts in the third quarter of 1998. The carrying value of the net assets of Daco have been reduced to fair value (approximately $363,000) based on an estimate of the selling value less costs to sell. The selling value has been determined based on a written offer received and accepted in principal by the Company on June 26, 1998.

The following details the net assets of Daco at December 31, 1997 (dollars in thousands):

         Accounts receivable                                   $2,678
         Inventory                                              3,232
         Prepaid expenses                                          39
         Property and equipment                                 1,111
         Deferred charges                                          82
         Notes payable                                           (186)
         Line of credit                                        (2,365)
         Accounts payable trade                                (1,174)
         Accrued liabilities                                     (708)
         Deferred income taxes                                    (46)
                                                              ---------
                                                                2,663
         Loss on assets held for disposal                       2,300
                                                              =========
         Assets held for disposal                              $  363
                                                              =========

However, it is possible that the plan to dispose of Daco will not be successful or that losses in excess of those recorded in the financial statements will be incurred. Daco had net sales of approximately $10.4 million, $8.9 million, and $10.7 million in 1997, 1996, and 1995, respectively and contributed a net loss of $26,000 and $607,000 in 1997 and 1996, respectively and net income of $538 in 1995.

5. Equity in Joint Venture

On October 27, 1994, the Company acquired a 50% interest in Haupia Corporation (Haupia), effective September 1, 1994, for $2 million. Previously, Haupia was a wholly owned subsidiary of Rhine Holdings Limited (RHL), an affiliated company. Haupia had entered into management contracts with companies in the People's Republic of China for the operation of retail jewelry stores. Under the terms of the joint venture agreement, the Company had the option, under certain conditions, to sell its interest in Haupia to RHL for an amount at least equal to its total capital contributions plus a guaranteed return.

                              IWI Holding Limited

5.   Equity in Joint Venture (continued)

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

On August 15,  1996,  the  Company  exercised  its option to sell its  remaining interest to RHL for $1,402,000 payable in four quarterly installments of approximately $350,000 plus interest, commencing February 1, 1997. The receivable and related interest were settled in 1997 through the reduction of the payable to RHL.

The following table summarizes the condensed financial data of Haupia (dollars in thousands):

                                                              Year ended
                                                           December 31 1995
                                                         ----------------------

         Management fee income                                 $   419
         Net income                                                 32


                                                              December 31
                                                                 1995
                                                         ----------------------

         Current assets                                       $4,997
         Current liabilities                                     530
         Shareholders' equity                                  4,540

6.   Credit Arrangements

Imperial has an agreement with a bank through various credit facilities, whereby Imperial can borrow up to $10 million, payable on demand. The agreement can be terminated without cause by the Company or the bank with 90 days written notice. The total credit facility is governed by a formula, as defined in the agreement, based principally on accounts receivable and inventory levels. The agreement provides, among other things, that the credit facilities are collateralized by substantially all assets of Imperial. The agreement contains certain reporting and financial covenants which the Company is required to maintain. Under current covenants, Imperial may not declare or pay dividends, or make loans or advances to Holding. As of June 1, 1998, the Company is not in compliance with certain reporting covenants of this agreement and has been operating under a forbearance agreement with the bank which expired May 31, 1998, and limited borrowings to $2.5 million. As of June 1, 1998, the Company has no assurance that the bank will not exercise its right to withdraw financial support. At December 31, 1997 and 1996, respectively, the amount of restricted net assets of Imperial was approximately $5.7 and $10.3 million.

The following summarizes the terms of these facilities:

Line of Credit

Under the demand facility, interest is calculated at 2.75% over the bank's reference rate. The line of credit bore interest at 11.25% at December 31, 1997, and 10.25% at December 31, 1996 (0.75% over the bank's reference rate), and borrowings at December 31, 1997, were $2,719,917.

Consigned Gold

The Company had an agreement with the bank, whereby Imperial transferred ownership of gold content in its inventory at fair market value to the bank. Simultaneously, the bank consigned the gold back to Imperial. This agreement was terminated in September 1997 at which time Imperial repurchased the gold and recognized a gain of approximately $144,000.

Daco Credit Arrangements

Daco has a credit agreement with a Canadian bank whereby Daco can borrow up to Canadian $5 million (approximately U.S. $3.5 million) under an operating facility, which is payable upon demand, at the bank's prime rate plus .25% (6.0% at December 31, 1997). Borrowings under this facility are limited to 80% of acceptable accounts receivable plus 35% of certain inventories. Canadian $3,378,000 was payable under this facility at December 31, 1997 (approximately U.S. $2,365,000).

                              IWI Holding Limited

6.   Credit Arrangements (continued)

Also under this credit agreement, Daco can borrow up to U.S. $3 million for gold loans (10,000 ounces at December 31, 1997) and U.S. $200 thousand for silver loans (33,000 ounces at December 31, 1997). These precious metal loans are due on demand at a fixed interest rate of 3.35% per annum. Approximately $1,406,000 was payable under this facility at December 31, 1997, representing 4,481 ounces of gold and 18,322 ounces of silver. The loans are valued based on gold and silver market prices at December 31, 1997. Daco's policy is to exclude the gold held on consignment from inventory.

The credit agreement is collateralized by substantially all of Daco's assets and guaranteed by Holding and Imperial. The agreement expired on April 30, 1997. Subsequent to that date, the bank has continued to extend the credit agreement on a day-to-day basis and has retained its right to withdraw financial support at any time.

The agreement contains certain restrictive covenants with respect to the maintenance of certain financial ratios and use of funds. As of December 31, 1997, Daco was in violation of a covenant relating to interest coverage. The bank waived this violation at December 31, 1997; however, there is no assurance that a waiver will be provided with respect to future violations.

7.  Shareholders' Equity

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

                              IWI Holding Limited

7.  Shareholders' Equity (continued)

In February 1996, the Company's Board of Directors authorized the repurchase of up to 350,000 shares of its common stock. As of December 31, 1997, 89,050 common shares had been repurchased and retired.

8.  Stock Option Plans

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

                              IWI Holding Limited

8.  Stock Option Plans (continued)

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the respective option. The Company's pro forma net loss and pro forma net loss per share, respectively, would be $8,985,000 and $3.42, $6,028,000 and $2.29, and $1,452,000 and $.55 for
the years ended 1997, 1996, and 1995, respectively. Because FASB 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma impact will not be fully reflected until 1999.

The weighted-average exercise price of options outstanding at December 31, 1997 and 1996, is $8.50. The weighted-average remaining contractual life of options outstanding at December 31, 1997, was 3.5 years. The weighted-average fair value of options granted in 1995 was $7.70.

9.  Related Party Transactions

Rhine Jewelry Limited (Rhine), located in Hong Kong and the Company's principal supplier, is also a subsidiary of RHL. For the years ended December 31, 1997, 1996, and 1995, the Company's purchases from Rhine were approximately $4.2 million, $4.6 million, and $7.5 million, respectively.

10.  Notes Payable

In conjunction with the Daco acquisition, Daco issued promissory notes to the former shareholders (some of whom are officers). The amounts payable to officers are due in eight quarterly installments of approximately $68,000 plus interest at the Canadian bank's prime rate (5% at December 31, 1996) commencing November 30, 1996 through August 1998. The remainder of the notes were due February 28, 1997, and bore interest at 12%.

Subsequent to December 31, 1996, the terms of these notes were renegotiated. One half of the principal was paid when due, and the balance ($209,000) was paid June 30, 1997.

                              IWI Holding Limited

10.  Notes Payable (continued)

All of the notes are collateralized by a general security agreement over all assets of Daco, subordinate to security granted to the bank, and are guaranteed by Holding.

11.  Income Taxes

The following table summarizes income taxes (benefits):


                                                       Year ended December 31
                                              1997             1996              1995
                                            ---------       ----------        ----------

                                                          (In Thousands)
Current:
U.S. federal                                 $    -         $    (48)         $   (782)
U.S. state                                      (90)               -              (176)
Other                                            30             (259)              392
                                            ---------        ----------        ---------
                                                (60)            (307)             (566)
Deferred:
U.S. federal                                      -                -               (51)
U.S. state                                        -                -               (12)
Other                                            46                -                 -
                                            ---------        ----------        ---------
                                                 46                -                (63)
                                            ---------        ----------        ---------
Income taxes                                $   (14)       $    (307)         $    (629)
                                            =========        ==========        =========

Income (loss) before income taxes:
United States                               $(7,898)       $  (5,818)         $  (3,848)
Other                                        (2,250)            (425)             1,835
                                            ---------        ----------        ---------
                                           $(10,148)       $  (6,243)         $  (2,013)
                                            =========        ==========        =========


The differences between the U.S. federal statutory tax rate and the Company's effective tax rate are as follows:

                                                        Year ended December 31
                                                1997             1996              1995
                                             ----------       ----------       ----------


U.S. federal statutory tax rate               (34.0)%           (34.0)%          (34.0)%
Excess foreign income taxes (benefit)           1.0              (1.8)           (13.1)
State income taxes (net of U.S. federal
income tax benefit)                               -              (1.0)            (5.8)
Change in valuation allowance                  31.0              30.0             24.6
Other                                           2.0               1.9             (2.9)
                                            ---------         ---------       -----------

Consolidated effective tax rate                  -%              (4.9)%          (31.2)%
                                            =========         =========       ===========

                              IWI Holding Limited

11.  Income Taxes (continued)

The components of deferred income taxes are as follows:

                                                         December 31
                                                1997                   1996
                                             -----------           -------------
                                                       (In Thousands)
Deferred tax assets (liabilities):
Net operating loss carryforward              $  4,385               $  1,872
Accounts receivable                               251                    906
Inventories                                       672                     64
Property and equipment                           (128)                  (131)
Other                                              (5)                    23
                                             ----------            -------------
                                                5,175                  2,734
Less:  Valuation allowance                     (5,221)                (2,734)
                                             ==========            =============
Net deferred tax liability                   $    (46)            $        -
                                             ==========            =============

The valuation allowance increased in 1997 primarily due to the increase in the net operating loss carryforward. For income tax purposes, the Company has a net operating loss carryforward of approximately $11.3 million, which expires through 2012.

12.  Supplemental Cash Flow Information


                                                                    Year ended December 31
                                                            1997             1996              1995
                                                          --------        ----------         --------
                                                                        (In Thousands)


Cash paid for income taxes                            $    11           $      -             $   380
Cash paid for interest                                    867              1,302               1,027

Noncash investing and financing activities:
Receivable from affiliate for sale of investment in
joint venture                                               -              1,402               1,402


13.  Employee Benefit Plan

Imperial sponsors a defined-contribution, profit-sharing plan (Plan) covering substantially all full-time employees who have completed one year of service. Company contributions to the Plan are discretionary, determined by the Board of Directors, and fully vest to employees upon completion of six years of service. The Plan has a voluntary 401(k)

                              IWI Holding Limited

13.  Employee Benefit Plan (continued)

savings feature. Participants may contribute up to 15% of their compensation to the Plan. Imperial matches 50% of the first 2% of compensation that a participant contributes. Participant and employer-matched contributions to the Plan are 100% vested. Company contributions were approximately $15,000, $10,000, and $16,000, respectively, in 1997, 1996, and 1995.

14.  Significant Customers

Significant customers are those accounting for at least 10% of net sales in a calendar year. During 1997, the Company derived 21% of its net sales from one customer. In 1996, the Company derived 19% of its net sales from one customer, and in 1995, the Company derived 45% of its sales from three customers.

15.  Commitments and Contingency

Litigation

The Company is a codefendant in a lawsuit brought by a shareholder who alleges the Company misrepresented its financial position in interim financial statements. The shareholder has filed for class action status and is seeking damages of $11 million. The Company believes the allegation is without merit and intends to vigorously defend the claim.

Futures Contracts

At December 31, 1997, the Company had futures contracts outstanding obligating them to purchase 600 ounces of gold at $314.50 per ounce in December 1998. The Company also had forward contracts obligating them to purchase 500 ounces of gold at $317.16 per ounce in April 1998 and 400 ounces of gold at $308.34 per ounce in December 1998. The Company also has futures contracts outstanding obligating them to purchase Canadian $300,000 at U.S. $0.7166 in March 1998.

Operating Leases

Imperial is obligated under a lease on its operating facility for minimum rentals as well as real estate taxes and other operating expenses through October 2003, with an option for an additional five years. Daco has a lease obligation with similar provisions through July 2002, with an option for an additional five years.

                              IWI Holding Limited

15.  Commitments and Contingency (continued)

The future minimum lease payments required under these leases as of December 31, 1997, approximated the following (in thousands):

             1998                                        $   380,000
             1999                                            388,000
             2000                                            402,000
             2001                                            410,000
             2002                                            366,000
             Thereafter                                      250,000
                                                           ===========
             Total minimum lease payments                $ 2,196,000
                                                           ===========

Rent expense included in the accompanying statements of operations amounted to $463,000, $470,000 and $384,000, for 1997, 1996, and 1995, respectively.

Employment Agreements

The Company has various employment agreements with certain officers and key employees expiring at various dates through July 2001. The agreements include provisions for severance payments for the longer of one additional year or any period for which the employee is required not to compete.

The future minimum annual compensation payments as required under the agreements as of December 31, 1997, approximated the following (in thousands):

       1998                                                $   486
       1999                                                    300
       2000                                                    300
       2001                                                    150
                                                            ===========
                                                            $1,236
                                                            ===========

                              IWI Holding Limited

16.  Geographic Segment Information

The Company's operations in 1994 were conducted primarily in the United States. Financial information as of and for the years ended December 31, 1997 and 1996, summarized by geographic area, is as follows:


                                       United
1997                                   States          Canada        Eliminations      Consolidated
                                   ---------------  -------------- ------------------ ------------------

Total revenues
Unaffiliated customers              $15,540          $10,395           $   (412)        $ 25,523
Interarea transfers                       -                -                  -                -
                                    ==========     ============        ============    ============
Total revenues                      $15,540          $10,395           $   (412)        $ 25,523
                                    ==========     ============        ============    ============

Income (loss) from operations
                                    $(7,314)        $ (2,002)          $      -         $ (9,316)
                                    ==========     ============        ============    ============

Assets
Identifiable assets                 $13,550          $  5,272          $(3,188)         $ 11,155
Corporate assets                          -                 -                -                 -
                                    ==========     ============        ============    ============
Total assets                        $13,550          $  5,272          $(3,188)         $ 11,155
                                    ==========     ============        ============    ============

                                       United
1996                                   States         Canada           Eliminations      Consolidated
                                    -----------    -------------       -------------   ---------------
Total revenues
Unaffiliated customers              $21,945          $  8,895          $     -          $ 30,840
Interarea transfers                       -                 -                -                 -
                                    ===========    ==============      =============   ===============
Total revenues                      $21,945          $  8,895          $      -         $ 30,840
                                    ===========    ==============      =============   ===============

Income (loss) from operations
                                    $(4,828)         $   (488)         $    126         $ (5,190)
                                    ===========    ==============      ==============  ===============

Assets
Identifiable assets                 $24,376          $  8,360          $ (2,968)        $ 29,768
Corporate assets                          -                 -                 -                -
                                    ===========    ==============      ==============  ===============
Total assets                        $24,376          $  8,360          $ (2,968)        $ 29,768
                                    ===========    ==============      ==============  ===============




                                         United
1995                                     States            Canada        Eliminations      Consolidated
                                    --------------      ------------  -----------------  ----------------

Total revenues
Unaffiliated customers              $   31,005            $10,705         $     -            $41,710
Interarea transfers                      5,065                  -          (5,065)                 -
                                    ==============     =============  =================  ================
Total revenues                      $   36,070            $10,705         $(5,065)           $41,710
                                    ==============     =============  =================  ================

Income (loss) from operations
                                    $  (1,991)            $1,005          $  (126)           $(1,112)
                                    =============      =============  =================  =================

Assets
Identifiable assets                 $ 37,123             $13,086          $(7,302)          $42,907
Corporate assets                       1,230                   -                -             1,230
                                    =============      ============   =================  ==================
Total assets                        $ 38,353             $13,086          $(7,302)          $44,137
                                    =============      ============   ================== ==================



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

                               IWI HOLDING LIMITED

           Schedule I - Condensed Financial Information of Registrant

                                 Balance Sheets


                                                           December 31,
                                                         ---------------
                                                   1997                   1996
                                                  ------                 ------
Assets:

Cash                                         $     1,000            $     1,000

Due from affiliate                               500,000                500,000

Investments in wholly owned subsidiaries       3,623,000             13,786,000
                                               ---------             ----------
     Total Assets                            $ 4,124,000           $ 14,287,000
                                               =========             ==========
Shareholders' Equity:

Preferred stock, $1 par value; 5,000,000
  shares authorized; 3,644,880 shares
  issued and outstanding                     $ 3,644,880           $  3,644,880

Common stock, no par value, 10,000,000
   shares authorized; 2,554,700 shares
  issued and outstanding (2,582,900 shares in 1996)

Additional paid-in capital                    14,325,722             14,354,722

Retained earnings (deficit)                  (13,846,602)            (3,712,602)
                                             ------------            -----------
                                            $  4,124,000           $ 14,287,000
                                             ============            ===========



                  See note to condensed financial statements.

                              IWI HOLDING LIMITED

           Schedule I - Condensed Financial Information of Registrant

          Statements of Income (Loss) and Retained Earnings (Deficit)



                                             For the Year Ended      For the Year Ended
                                             December 31, 1997       December 31, 1996
                                             ------------------      -------------------

Equity in net income (loss) of
   subsidiaries                              $  (10,134,000)       $   (5,936,000)

Retained earnings (deficit) beginning
of period                                        (3,712,602)            2,223,398
                                                ------------          ------------
Retained earnings (deficit) end of period    $  (13,846,602)       $   (3,712,602)
                                                ============          ============




                  See note to condensed financial statements.

                              IWI HOLDING LIMITED

           Schedule I - Condensed Financial Information of Registrant

                     Note to Condensed Financial Statements

                 For the Years Ended December 31, 1997 and 1996




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

                              IWI HOLDING LIMITED

                Schedule II - Valuation and Qualifying Accounts


                                        Additions         Additions
                   Balance at           Charged to        Charged to
                  Beginning of          Costs and           Other                       Balance at End
Description         Period              Expenses          Accounts        Deductions        of Period
-----------      -------------          ----------       -----------      ----------    ---------------

Year Ended
Decmber 31, 1994

Allowance for
Doubtful Accts      $   100,000       $   184,000      $        --       $    34,000(1)   $   250,000

Year Ended
Decmber 31, 1995

Allowance for
Doubtful Accts      $   250,000       $   313,000      $        --       $   109,000(1)   $   454,000

Inventory Valuation
Allowance           $        --       $ 1,500,000      $        --       $        --      $ 1,500,000

Deferred Income Tax
Valuation
Allowance           $        --       $   495,000      $        --       $        --      $   495,000

Year Ended
December 31, 1996

Allowance for
Doubtful Accts      $   454,000       $   736,000      $        --       $   496,000(1)   $   694,000

Inventory Valuation
Allowance           $ 1,500,000       $ 2,953,000      $        --       $ 2,853,000(2)   $ 1,600,000

Deferred Income Tax
Valuation
Allowance           $   495,000       $ 2,239,000      $        --       $        --      $ 2,734,000

Year Ended
December 31, 1997

Allowance for
Doubtful Accts      $   694,000       $   865,000      $        --       $   917,000(1)   $   642,000

Inventory Valuation
Allowance           $ 1,600,000       $ 3,642,000      $          --     $ 3,442,000(2)   $ 1,800,000

Deferred Income Tax
Valuation
Allowance           $ 2,734,000       $ 2,487,000      $          --     $        --      $ 5,221,000


(1)      Writeoff of uncollectible accounts
(2)      Inventory losses realized