Form 20-F
period 1998-12-31
IWI HOLDING LTD
filed 1999-07-02
CIK 923168

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

                   For the Fiscal Year Ended December 31, 1998

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

                             British Virgin Islands
                  ---------------------------------------------
                 (Jurisdiction of Incorporation or Organization)

   P.O. Box 3340, Dawson Building, Road Town, Tortola, British Virgin Islands
   --------------------------------------------------------------------------
                     Address of Principal Executive Offices


Securities Registered Pursuant to Section 12(b) of the Act:

      Title of Each Class              Name of Each Exchange on Which Registered
     ---------------------            ------------------------------------------
              None                                       None


Securities Registered Pursuant to Section 12(g) of the Act:

                           Common Stock, no par value
                           --------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None
                                 --------------
                                (Title of Class)

     As of June 15, 1997, the Registrant had outstanding 2,554,700 shares of Common Stock and 3,644,880 shares of Preferred Stock.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past twelve (12) months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past ninety (90) days. Yes X No
                                 ---   ---

     Indicate by check mark which  financial  statement  item the registrant has
elected to follow. Item 17    Item 18  X
                          ----       -----

                                TABLE OF CONTENTS

                                                                          Page
PART I                                                                   ------

         ITEM 1.  DESCRIPTION OF BUSINESS.............................      3
         ITEM 2.  DESCRIPTION OF PROPERTY.............................      5
         ITEM 3.  LEGAL PROCEEDINGS...................................      6
         ITEM 4.  CONTROL OF REGISTRANT...............................      6
         ITEM 5.  NATURE OF TRADING MARKET............................      6
         ITEM 6.  EXCHANGE CONTROLS AND OTHER
                  LIMITATIONS AFFECTING SECURITY HOLDERS..............      7
         ITEM 7.  TAXATION............................................      7
         ITEM 8.  SELECTED CONSOLIDATED FINANCIAL DATA................      8
         ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS
                  OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS....      8
         ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT................     10
         ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS..............     13
         ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM
                  REGISTRANT OR SUBSIDIARIES..........................     14
         ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN
                  TRANSACTIONS........................................     14

PART II

         ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED..........     15


         PART III

         ITEM 15. DEFAULTS UPON SENIOR SECURITIES.....................     15
         ITEM 16. CHANGES IN SECURITIES AND CHANGES IN
                  SECURITY FOR REGISTERED SECURITIES..................     15

PART IV

         ITEM 17. FINANCIAL STATEMENTS................................     15
         ITEM 18. FINANCIAL STATEMENTS................................     15
         ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS...................     15

                  SIGNATURES..........................................     17

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS

     This  report  contains  forward  looking  statements  within the meaning of
Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934 Actual results could differ materially from those projected in the forward looking statements as a result of the risks which the Company cannot foresee. Such risks include, but are not limited to an economic turndown, changes in government policies, financial difficulty with a major customer or interruption in supplies..

General

     The Company, through its wholly-owned subsidiary, Imperial World, Inc. ("Imperial") is engaged in the design, assembly, merchandising and wholesale distribution of jewelry. The Company provides a broad range of fashionable jewelry targeted at consumers who seek fine jewelry at moderate prices. These customers are likely to purchase jewelry at frequent intervals as fashions and styles change. The majority of the Company's U.S. sales are made under the trade name of "World Pacific Jewelry". Customers of the Company are principally large retail establishments with jewelry departments and mass media marketers. Despite the downturn in its U.S. sales, the Company believes that as a result of its cost cutting, it is competitively positioned in the jewelry industry.

     In connection with management's plan to increase liquidity, the Company sold its Canadian subsidiary, DACO Manufacturing Ltd., effective as of August 31, 1998.

Products and Pricing

     The Company's principal products are rings, pendants, earrings, bracelets, necklaces, pins and brooches made of diamonds, other precious or semi-precious stones, pearls, silver and gold in addition to the more moderately priced gold, silver and costume jewelry. The Company's products are currently sold in over 7,000 retail outlets. The average wholesale price for the majority of products is approximately $65 with prices ranging from approximately $20 to $500.

Purchasing

     The Company imports the majority of its jewelry from the People' Republic of China ("PRC"), Hong Kong, India and Thailand. Cultured pearls are imported from Japan, the PRC and Hong Kong and freshwater pearls are imported from the PRC. The imported pearls are assembled by the Company into various pearl jewelry products. The Company purchases jewelry from a number of suppliers based on quality, pricing and available quantities.

     Although purchases of material are made from a relatively small number of suppliers, the Company believes there are numerous alternative sources for all materials, and that the failure of any principal supplier would not have a material adverse effect on operations or the Company's financial condition. The Company believes it has good relations with its suppliers, most of whom have supplied the Company for many years. The Company has not experienced any difficulty in securing product.

Manufacturing and Assembly

     Since The Company imports most of its jewelry in assembled state from suppliers in the PRC, Hong Kong, India, and Thailand, manufacturing and assembly operations conducted by the Company are limited to designing jewelry and assembly of pearl products. Upon completing a design, the Company provides such design to its suppliers, who purchase the raw materials, such as diamonds, other precious stones, gold and silver, and manufacture the product or subcontract for its manufacture. The use of third party manufacturers enables the Company to shift the risk and capital cost of manufacturing.

     The Company maintains a light manufacturing and assembly operation in the United States for the stringing of pearls. This enables the Company to assemble pearls specifically to customer order and to provide shipment within two days of the order date.

Marketing

     The primary marketing efforts are product design and customer support services. The products are sold through both independent sales representatives on a commission basis and by in house sales personnel. Although independent representatives may also sell other products, they do not sell products which compete with those of the Company. The Company supports the independent representatives with internal account executives who have selling and account management responsibilities.

Customers

     The Company's customers consist of jewelry retail stores, mass merchandisers, such as Wal-Mart Stores, Inc., department stores, such as J.C. Penney Company, Inc., catalog showrooms and various specialty marketers including The Home Shopping Network, Inc. J.C. Penney Company, Inc. accounted for approximately 33% of net sales in 1998. The Company has no long-term contracts with any customers, however, each of its large volume purchasers have been customers for at least five years. The following table sets forth the approximate percentage of net sales for the major market segments for the periods indicated.

                                       Year Ended
                                      December 31,


                            1996         1997        1998

Jewelry retail stores       15.2%        22.6%       17.8 %
Specialty markets           13.6          7.1         4.6
Mass merchandisers          25.7          6.2        21.3
Department stores           35.9         64.6        55.1
Catalog showrooms            9.6         (0.5)        1.2
                           -----        -----       -----
      Total                100.0%       100.0%      100.0%
                           =====        =====       =====
Competition

     The jewelry industry in the United States is highly fragmented, with little significant brand name recognition or consumer loyalty. Selection is generally a function of design appeal, perceived high value and quality in relation to price.

     Jewelry stores alone account for an estimated $21 billion in annual sales in the United States. Retail jewelry sales have historically increased at a rate in excess of the inflation rate. This increase is principally attributable to the growth in the number of dual working households which in turn has increased the amount of disposable income for women, the largest group of jewelry purchasers. The rise in number of women in the workforce has increased the demand for women's business attire, including jewelry.

     While many competitors may have a wider selection of products or greater financial resources, the Company believes its competitive position is enhanced by its information system, performance and its close relationship with its customers and vendors. Therefore, although the competition is intense, the Company believes it is well positioned in the jewelry industry.

Employees

     As of June 15, 1999, the Company had 44 employees, including 3 executive officers, 3 persons in sales and merchandising, 29 persons in operations, and 9 persons in administrative and support functions. None of the employees is governed by a collective bargaining agreement and the Company considers its relations with its employees to be satisfactory.

ITEM 2.  DESCRIPTION OF PROPERTY

     The Company maintains its registered offices in the BVI; The Company leases approximately 13,000 square feet of space for operations and pearl assembly in Westmont, Illinois. Under the 10 year lease which commenced in November, 1993, and modified in November 1998, future minimum annual lease payments with respect to the Company's Westmont, Illinois facilities range from approximately $122,000 to $133,000. At the expiration of the lease, the Company has the option to renew for an additional five years.

ITEM 3.  LEGAL PROCEEDINGS

     In  September  1996,  Robert J. Rosan filed a class  action  lawsuit in the
Supreme Court in the State of New York alleging claims of fraudulent misrepresentations by IWI Holding Limited and some company's officers, accountants and lawyers in connection with the Company's initial public offering on December 16, 1994, and in connection with the dissemination of financial data thereafter. The Plaintiff claims damages on behalf of the class in excess of $11,000,000 which allegedly resulted from a decline of the market value of the Company's common stock after the initial public offering.

     The Company has denied all allegations and through counsel is vigorously defending all claims. A third party action has also been filed against the underwriter which is pending in this matter. Since this cause of action was filed, discovery has been conducted by the parties to the suit and the matter is currently waiting further action the state courts of New York. The Company believes that it has valid defenses against this claim and that such are without merit.

ITEM 4.  CONTROL OF REGISTRANT

     The following table is furnished as of June 15, 1999, to indicate beneficial ownership of shares of the Company's Common Stock and Preferred Stock by (1) each shareholder of the Company who is known by the Company to be a beneficial owner of more than 10% of the Company's Common Stock or Preferred Stock and (2) all officers and directors of the Company as a group. The information in the following table was provided by such persons.



Name and Address            Amount and Nature of       Title of     Percent of     Percent of
of Beneficial Owner         Beneficial Ownership        Class        Class         Voting Power
-------------------        ----------------------      -------      -------       -------------

Bamberg Company Limited           918,750               Common        35.96%        20.99%
Bamberg Company Limited         3,644,880            Preferred          100%        41.64%
Joseph K. Lau                      15,000               Common          .59%          .34%
Richard J. Mick                    27,500               Common         1.08%          .63%
Norman S.W. Chui                        0                                 -             -
Connie S. Yui                           0                                 -             -
Joseph A. Benjamin                      0                                 -             -
Samuel Lau                              0                                 -             -
                                 --------                           -------       --------
All Officers and Directors
  as a group (2) persons           42,500               Common         1.67%          .97%


ITEM 5. NATURE OF TRADING MARKET

     There is no non-U.S. trading market for the Common Stock of the Company. Within the United States, the Company's Common Stock is traded. The Company's Common Stock is quoted on the OTCBB under the symbol "JEWLF".

     The following table sets forth the high and low bid price per share for the Company's Common Stock for each quarterly period for the prior two years.


                                   1998                           1997
                                  ------                         ------
                            High            Low             High          Low
                           ------          -----           ------        -----
First Quarter              $.2500        $ .0625           $1.046        $.812
Second Quarter              .3125          .1094             .781         .437
Third Quarter               .1250          .1250             .500         .250
Fourth Quarter              .1250          .0100             .437         .094

     The quotations reflect inter-dealer prices without mark-up, mark-down or commission and may not represent actual transactions.

     At June 29, 1999, the bid price of the Common Stock was $0.5.

     As of June 15, 1999, there were approximately 1,456 beneficial holders of the Common Stock of the Company, nearly all of which are believed to be in the United States.

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

     On September 5, 1997, the Commissioner of Internal Revenue issued a deficiency notice for calendar year 1993 against the Company for $9,659,799 plus interest and penalties. On December 10, 1997, the Company filed a petition with the United States Tax Court challenging this assessment. On March 12, 1999, the United States Tax Court entered its decision that there were no additional income taxes due, nor were any interest or penalty payable. Accordingly, all of the issues relative to 1993 have now been resolved.

ITEM. 8  SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except share data)

                                                            Year Ended December 31,
                                               -----------------------------------------------------
                                                1994       1995         1996       1997        1998
                                               ------     -----        ------     ------      ------

Statement of Income Data:

Net Sales                                    $41,902    $41,710     $30,840     $25,523    $16,337
Cost of sales                                 37,725     34,024      25,809      24,018     12,650
Gross profit                                   9,177      7,686       5,031       1,505      3,687
Operating expenses                             5,831      8,798      10,221      10,821      6,033
Income (loss) from operations                  3,346     (1,112)     (5,190)     (9,316)    (2,346)
Other income (expense) - net                    (267)      (901)     (1,053)       (832)      (430)
Income (loss) before income taxes              3,079     (2,013)     (6,243)    (10,148)    (2,776)

   Income taxes (benefit)                        788       (629)       (307)       ( 14)      ( 67)
   Net income (loss)                        $  2,291    $(1,384)   $ (5,936)   $(10,134)   $(2,709)
   Net income (loss) per common share (1)   $   2.34    $  (.53)   $  (2.25)   $  (3.96)   $ (1.06)
Cash distributions per common share (1)     $      -    $     -    $      -    $      -    $     -
Weighted average number of common
    shares outstanding (1)                   980,394  2,625,873   2,625,873   2,558,217  2,554,700

                                                             Year Ended December 31,
                                             -----------------------------------------------------
                                             1994       1995         1996       1997         1998
                                             -----     ------       ------     ------       ------
Balance Sheet Data:

Working capital                           $16,064    $ 16,682    $ 12,038    $  2,926     $   470
Total assets                               31,695      44,137      29,768      11,155       6,569
Long-term debt                                  0         556         204           0           0
Shareholders' equity                       20,035      20,288      14,287       4,124       1,415


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

                              1996                      1997                        1998
                    -----------------------     ----------------------     ---------------------
                    Amount%  Sales%  Change     Amount% Sales%  Change     Amount% Sales% Change
                    -------  ------  ------     ------- ------  ------     ------- ------ ------

Net sales           $30,840  100.0   -26.1     $25,523   100.0   -17.2    $16,337   100.0  -36.0
Gross Profit          5,031   16.3   -34.2       1,505     5.9   -70.1      3,687    22.6  144.0
Operating
   expenses          10,221   33.1   +16.2      10,821    42.4     5.9      6,033    37.0  -44.2
Income (loss) from
    operations       (5,190) (16.8) -366.7      (9,316)  (36.5)  -79.5     (2,346)  (31.1)  74.8
Income (loss) before
    income taxes     (6,243) (20.2)  -10.1     (10,148)  (39.8)  -62.6     (2,776)  (34.3)  72.6
Income taxes
    (benefit)          (307)  (1.0)  -51.2         (14)      -   -95.4        (67)    0.3  378.6
Net income (loss)    (5,936) (19.2) -328.9     (10,134)  (39.7)  -70.7     (2,709)  (34.6)  73.3
Net income (loss)
    per common
    share            $(2.25)                    $(3.96)                    $(1.06)
                      ======                     ======                     ======
Weighted
    average number
    of shares
    outstanding       2,626                      2,558                      2,555
                      =====                      =====                      =====

     The Company's sales are generated through the wholesaling of jewelry products to the following distinct groups:

                          1994      1995        1996        1997         1998
                          ----      ----        ----        ----         ----
Jewelry retail stores     17.5%     16.1%       15.2%       22.6%        17.8%
Specialty markets         13.0      10.0        13.6         7.1          4.6
Mass merchandisers        37.9      36.4        25.7         6.2         21.3
Department stores         25.5      28.1        35.9        64.6         55.1
Catalog showrooms          6.1       9.4         9.6        (0.5)         1.2
                         ------    ------      ------      ------       ------
Total                    100.0%    100.0%      100.0%      100.0%       100.0%

      Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Net Sales. Net sales decreased by $9.2 million, or 36% to $16.3 million in 1998, this decrease was caused by lower sales in the domestic market ($3.6 million) and the Company's sale of the Company's Canadian subsidiary, DACO Manufacturing Ltd., ($5.6 million). The sale this subsidiary was completed on August 31, 1998. The domestic sales decline of $3.6 million was primarily attributable to lower sales to the retail jewelry stores and department stores target market.

     Gross Profit. Gross profit increased by $2.2 million to $3.7 million in 1998. The domestic or ongoing operations gross profit increased by $3.5 million which was partially offset by the decreased gross profit level from the Canadian Subsidiary of $1.3 million, primarily resulting from its divestiture.

     Loss from Operations. The loss from operations decreased by $7.0 million to a loss of $2.7 million in 1998. This reduction in operating loss was reflected both domestically and in the Canadian operation, $5.2 million and $1.8 million respectively. The domestic operating loss included a gain on the sale of DACO Manufacturing LTD of $110,000. Total operating costs decreased $2.4 million of which $1.6 million was from ongoing or domestic operations, reflecting additional efficiencies and cost reductions implemented in 1998, and $.8 million from Canadian operations.

     Net Loss. The net loss for 1998 of $2.7 million compared to $10.1 million in 1997 reflects an improvement of $7.4 million. This decrease in the 1998 net loss was primarily attributable to the increase in gross profit levels and decrease in operating costs as described above. In addition, interest expense decreased $.4 million, of which $.3 million is from ongoing operations reflecting reduced financing requirements.

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

     Loss from Operations. The loss from operations increased by $2.8 million to a loss of $9.3 million in 1997. This amount includes $0.9 million from the provision for bad debts (principally Montgomery Ward and Company) and the recording of a loss on assets held for disposal of $2.3 million against the assets of it's Canadian operations. (See Note 4 of the Consolidated Financial Statements) Total operating costs, excluding the loss of assets held for disposal, decreased $1.7 million as management implemented cuts to more closely match the Company's current operating level.

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

         Analysis of Financial Position, Liquidity and Capital Resources

     The Company's primary liquidity needs are to fund accounts receivable and inventories. The Company has historically financed its working capital requirements through a combination of internally generated cash, short-term borrowings under bank lines of credit, loans from affiliates and in 1994 and 1995, the proceeds from an IPO. The Company's working capital at December 31, 1998 was $.5 million as compared to $2.9 million at December 31, 1997.

     On May 19, 1999, the Company executed a financing agreement effective as of May 24, 1999, with Business Alliance Capital Corp., an asset based lender. Under the terms of this agreement, the Company is authorized to borrow a maximum of $2,500,000 against certain assets, including eligible inventory and receivables. The Company used certain of these loan proceeds to pay off the bank so that Business Alliance Capital Corp. is now the Company's sole lender. The Company believes that this line of credit will be sufficient for at least the next twelve months.

     The following table summarizes cash provided by (used in) the Company's business activities for the past three years:

                                      1996          1997           1998
                                   -----------  ------------   ------------
(Dollars in thousands)
Operating activities                $6,773         $4,137          $ 928
Investing activities                     -           (605)           494
Financing activities                (6,763)        (3,700)        (1,378)
Increase (decrease) in cash             10           (168)            48

     Operating Activities. The net cash generated in 1998 was principally due to the decrease in accounts receivable of $1.4 million and inventories of $2.3 million, of which approximately $2.1 million funded the net loss for the year.

     Investing Activities. Cash generated in 1998 primarily reflects primarily the cash proceeds from the sale of DACO Manufacturing Limited of $610,000..

     Financing Activities. During 1998, the Company reduced amounts outstanding under its lines of credit by $1.5 million to $1.2 million at December 31, 1998. Notes payable to employees increased $125,000.

Seasonality

     The jewelry business is highly seasonal, with the fourth calendar quarter, which includes the Christmas shopping season, historically contributing the highest sales of any quarter during the year. Net sales in the third quarter of 1998 include the results from DACO through August 31, 1998. The fourth quarter 1998 does not reflect any results from DACO. Seasonality cannot be predicted or counted upon, and the results of any interim period are not necessarily indicative of the results that might be expected during a full fiscal year.

     The following table sets forth the Company's unaudited net sales for the periods indicated (dollar amounts are in thousands):

                                      Year Ended December 31,
                    ------------------------------------------------------------
                           1996                   1997                 1998
                         -------                --------             ---------
                    Amount       %         Amount        %     Amount        %
                    ------     -----       ------     -----    ------      -----
First Quarter      $ 8,415       27.3     $ 6,051     23.7     $ 4,687      28.7
Second Quarter       7,286       23.6       5,329     20.9       5,242      32.1
Third Quarter        4,085       13.3       5,955     23.3       3,234      19.8
Fourth Quarter      11,054       35.8       8,188     32.1       3,174      19.4
                    ------      -----      ------    -----      ------     -----
Total              $30,840      100.0     $25,523    100.0     $16,337     100.0
                    ======      =====      ======    =====      ======     =====

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

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

Directors and Executive Officers

     The following table sets forth certain information as of the date hereof with respect to the directors and executive officers of the Company.

Name                   Age               Position

Joseph K. Lau           51      Chairman of the Board of Directors; President of
                                IWI Holding Limited, Principal Financial Officer
Richard J. Mick         57      Vice President - Sales and Director
Norman S.W. Chui        27      Senior Manager/Secretary and Director
Connie S. Yui           48      Inventory Manager and Director
Joseph A. Benjamin      56      Director
Samuel Lou              45      Director

     Each director is serving a one-year term that expires after the next annual meeting of the Company's shareholders, or until their successors are elected and qualified. Executive officers of the Company are elected by, and serve at the discretion of the Board of Directors.

     Joseph K. Lau and Connie Yui are brother and sister. Norman S. W. Chui is the nephew of Joseph K. Lau.

     Joseph K. Lau joined the Company in November, 1982 and was elected Senior Vice President, Chief Operating Officer, Secretary and Director in February, 1986 and Chairman of the Board, President and Chief Executive Officer in August, 1998. For the 11 years prior to joining the Company, he held a management position in the restaurant industry and owned a trading company in Hong Kong.

     Richard J. Mick joined the Company in February, 1996 as Vice President - Sales and Director. For 6 years prior to joining the Company he was President of a sales and marketing firm selling jewelry and related products. Prior thereto, Mr. Mick was employed by J.C. Penney Company, Inc. for 26 years.

     Norman S.W. Chui joined the Company in December 1997 as Senior Manager/Secretary and Director. Prior to joining the Company, Mr. Chui was a consultant with Eclipse Information Systems of Darien, IL and prior thereto was a consultant for Arthur Andersen & Co. which he joined following graduation from the University of Illinois in 1994.

     Connie S. Yui joined the Company in March 1985 and has served as the Product Development Manager and is responsible for inventory control and pearl assembly.

     Joseph A. Benjamin has served as a Director of the Company since December, 1997. Mr. Benjamin is a CPA with his own accounting firm in Chicago, Illinois.

     Samuel Lou was elected to the Board of Directors in December 1997. Mr. Lou is a business consultant with his own firm in Chicago, Illinois.

Employment Contracts

     Joseph K. Lau is employed by The Company pursuant to a contract expiring July 31, 2001. The contract provides for a base salary of $200,000 per year, and bonuses as determined by the Compensation Committee of the Board of Directors.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate cash compensation paid by the Company to all directors and officers as a group during 1998 was approximately $615,000.

     Certain officers of the Company will be entitled to bonuses from the Company based on performance criteria to be established by the Compensation Committee of the Board of Directors of the Company.

     In December, 1993, the Company adopted a Stock Option Plan (the "Option Plan") to assist the Company and its subsidiaries in retaining the service of current employees, motivating selected key management personnel, and attracting new management by providing the opportunity for such personnel to acquire a proprietary interest in the Company and thereby share in its growth and success. Participation in the Option Plan and the granting of options under the Option Plan are made by the Compensation Committee of the Board of Directors, subject to ratification by the Board. Pursuant to the Option Plan, a total of 150,000 shares of Common Stock are reserved for issuance. The Option Plan requires that the exercise price of the option be the fair market value of the Company's stock on the date of the grant of the option but not less than $8.50 per share. The fair market value for purposes of the Option Plan is for so long as Common Stock is quoted on the NASDAQ Stock Exchange, the final closing sales price per share on the date of the grant. The exercise price with respect to any option must be paid in cash. As of the date hereof, options to purchase 20,000 shares of Common Stock had been granted under the Option Plan.

     During 1995, the Company adopted a Non-Qualified Stock Option Plan (the "Non-Qualified Plan"). A total of 600,000 shares are reserved for issuance under the Non-Qualified Plan. The Non-Qualified Stock Option Plan provides for the granting of options and stock appreciation rights to non-employee directors, key management employees and consultants and is administered by the Compensation Committee. The terms of any options and/or stock appreciation rights granted under the Non-Qualified Plan shall be determined by the Compensation Committee provided that options may not be exercisable for a term longer than ten years and may not be exercisable at a price less than the stated value of the Common Stock. No options or stock appreciation rights had been granted under the Non-Qualified Stock Option Plan as of December 31, 1998.

     In addition, the Company maintains a defined contribution plan which has both a profit sharing feature and a 401(k) savings feature (the "Plan"). Under the profit sharing portion of the Plan, contributions are an amount determined by the Company's Board of Directors. Subject to certain limitations required by law, the Company's contribution is allocated to each participant who is employed by the Company at the end of the Plan year in the proportion that the total compensation paid by the Company to each participant bears to the aggregate compensation paid by the Company to all participants during such Plan year. Under the 401(k) savings feature, eligible employees may elect, subject to certain limitations required by law, to defer payment of up to 15% of their compensation. The Plan provides that if an employee defers payment, the Company will contribute 50% of the first 2% of compensation deferred, by making a cash payment to the Plan on behalf of such participant. As of July 1, 1998, the matching portion was increased to 50% of the first 6% of compensation that a particpant contributes. The matching is discretionary, and is decided annually by the Board of Directors. Contributions by the Company to the profit sharing feature of the plan, and earnings thereon, vest based on the participant's years of service with the Company, vesting 20% per year after one year of service and being fully vested after six years of service. Employee contributions are always 100% vested. Contributions by the Company to the 401(k) savings feature vest on the employees first day of employment. All contributions vest, regardless of years of service, upon termination of employment by reason of death of disability, attainment of age 62 or the termination of the Plan. After termination of employment, an employee is entitled to receive the distribution of his or her entire vested interest in the Plan in a lump sum, in installments for a specific period of time, or an annuity for life. The amounts held under the Plan are invested according to the instructions of the participant in investment funds designated by the plan administrator. The Company made contributions to the Plan during 1998 and 1997 of $31,000 and $15,000, respectively.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     The Company presently has outstanding incentive stock options to purchase 20,000 shares of the Company's Common Stock, at $8.50 per share. Theses options expire in January of 2000. No options are held by any officers or directors of the Company.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     All transactions between the Company, its officers, directors, principal shareholder or affiliates, whether presently existing are, or in the future will be, in the belief of management, on terms no less favorable to the Company than may be obtained from unaffiliated third parties.

     Rhine Jewellery Limited (Rhine), located in Hong Kong and the Company's principal supplier for 1997 and 1996, is a subsidiary of Rhine Holding Limited, a former major stockholder of the company. For the years ended December 31, 1998, 1997 and 1996, the Company's purchases from Rhine were approximately $900,000, $4,200,000 and $4,600,000, respectively. During 1998, Rhine Holdings
Limited filed for bankruptcy in Hong Kong and purchases from Rhine ceased.

     During 1998, some of the Company's products were purchased from a manufacturer in Hong Kong, which is managed by a relative of an officer of the Company. For the year ended December 31, 1998, the Company's purchases from this manufacturer were approxiately $700,000.

                                     PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

          Not applicable.


                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

          None reportable.


ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

          None reportable.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS

          Not applicable.


ITEM 18. FINANCIAL STATEMENTS

     Reference is made to the index to Consolidated Financial Statements of the Company, and notes thereto, appearing under Item 19 below, together with the report of Blackman Kallick Bartelstein, LLP thereon.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

   (a)  Financial Statements                                            Page
        --------------------                                            ----

        Report of Independent Auditors..................................  F-1
        Consolidated Balance Sheets as of December 31, 1998 and 1997... F-2 Consolidated Statements of Operations For Each of the Years
            in the Three-Year Period Ended December 31, 1998............  F-3
        Consolidated Statements of Shareholders' Equity for Each of the
            Years in the Three-Year Period Ended December 31, 1998......  F-4
        Consolidated Statements of Cash Flows for Each of the Years in
            the Three-Year Period Ended December 31, 1998...............  F-5

        Notes to Consolidated Financial Statements......................  F-7

                     Financial Statement Schedules (1)..................

            I - Condensed Financial Information of Registrant........... F-25
            II - Valuation and Qualifying Accounts...................... F-28


(1) All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule.

     (b)  Exhibits

Exhibit
Number                                      Description
-------                                    -------------

2.1  *   Bill of Sale dated February 4, 1995 re: acquisition of assets of
         Ullenberg Corporation (1)
2.2  *   Stock Purchase Agreement relating to DACO Manufacturing Ltd. (3)
3.1  *   Amended and Restated Memorandum of Association and Articles of
         Association of IWI Holding
         Limited (2)
4.1  *   Specimen Form of Common Stock certificate (2)
10.1 * Lease Agreement between Imperial World, Inc. and American National Bank and Trust Company of Chicago dated October 15, 1993 for the site in Westmont, Illinois (2)
10.2 *   Stock Option Plan (2)
10.3 * Amended and Restated Credit Agreement dated June, 1996 between Rhode Island Hospital Trust National Bank and Imperial World, Inc. (2)
10.4 *   Indemnity Agreement (2)
10.5 *   Profit Sharing Plan (2)
10.6 *   Territorial Agreement (2)
10.8 *   IWI Holding Limited 1995 Non-Qualified Stock Option Plan (4)
10.9 *   Lease Agreement relating to facilities of DACO Manufacturing (4)
10.10    Employment Contract with Joseph K. Lau
10.11    Financing Agreement with Business Alliance Capital Corp.
10.12    Settlement Agreement with Richard W. Sigman
10.13    Settlement Agreement with Bruce W. Anderson
10.14    Amended Lease Agreement
10.15    DACO Sales Agreement
27.1     Financial Data Schedule
*        Previously filed


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


                                         IWI HOLDING LIMITED


                                         By: /s/ Joseph K. Lau
                                            -----------------------------
                                              Joseph K. Lau
                                              Chairman, Chief Executive Officer
                                              and Principal Accounting Officer




Dated: July 1, 1999

                          INDEPENDENT AUDITOR'S REPORT



 The Board of Directors
 IWI Holding Limited
 Westmont, Illinois


We have audited the accompanying consolidated balance sheet of IWI HOLDING LIMITED as of December 31, 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. Our audit also included the financial statement schedules listed in the index at item 19(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the years ended December 31, 1997 and 1996, were audited by other auditors whose report, dated February 20, 1998, except for Note 4 and paragraph 1 of Note 6 as to which the date was June 26, 1998, expressed an unqualified opinion, assuming the Company continued as a going concern.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IWI HOLDING LIMITED as of December 31, 1998, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming IWI HOLDING LIMITED will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses in 1998, 1997 and 1996. These losses raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and the amounts and classification of liabilities that may result from the outcome of this uncertainty.




                                          /s/Blackman Kallick Bartelstein, LLP

Chicago, Illinois
February 12, 1999

Except for the first and third paragraphs of Note 5, as to which the date is May 24, 1999

                               IWI HOLDING LIMITED

                           Consolidated Balance Sheets
                        (In Thousands, Except Share Data)

                           December 31, 1998 and 1997


                                     ASSETS


                                                           1998         1997

Current Assets
    Cash                                                 $   82       $     38
    Accounts receivable, less allowance for doubtful
     accounts of $280 in 1998 and $642 in 1997            1,749          3,358
    Inventories                                           3,686          6,053
    Prepaid expenses                                        107            145
    Assets held for disposal                                  -            363
                                                         ------         ------
                  Total Current Assets                    5,624          9,957
                                                         ------         ------



Property and Equipment                                    2,623          2,637
    Less accumulated depreciation                        (1,678)        (1,439)
                                                         ------         ------
                  Property and Equipment, Net               945          1,198
                                                         ------         ------
                                                        $ 6,569       $ 11,155
                                                         ======         ======


         The accompanying notes are an integral part of the consolidated financial statements.

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                              1998         1997
Current Liabilities

   Lines of credit                                          $ 1,217    $  2,720


    Notes payable                                               125           -
    Accounts payable - Trade                                  1,655       2,167
    Accounts payable to affiliated companies                  1,423       1,236
    Accrued liabilities                                         734         908
                                                             ------      ------
                  Total Current Liabilities                   5,154       7,031
                                                             ------      ------
Stockholders' Equity (Deficit)
    Preferred stock - $1 par value; authorized - 5,000,000
     shares; issued and outstanding - 3,644,880 shares        3,645       3,645
    Common stock - No par value;  authorized - 10,000,000
     shares; issued and outstanding - 2,554,700 shares            -           -
    Additional paid-in capital                               12,446      12,446
    Accumulated deficit                                     (14,676)    (11,967)
                                                             ------      ------
                  Total Stockholders' Equity                  1,415       4,124
                                                             ------      ------
                                                            $ 6,569    $ 11,155
                                                             ======      =====

                                                                       EXHIBIT B

                               IWI HOLDING LIMITED

                      Consolidated Statements of Operations
                        (In Thousands, Except Share Data)

                  Years Ended December 31, 1998, 1997 and 1996


                                                   1998       1997       1996
                                                  ------     ------     ------

Net Sales                                       $ 16,337   $ 25,523    $ 30,840

Cost of Sales                                     12,650     24,018      25,809
                                                 -------    -------     -------
Gross Profit                                       3,687      1,505       5,031

Selling, General and Administrative Expenses       6,143      8,521      10,221

(Gain) Loss on Assets Held for Disposal             (110)     2,300           -
                                                  -------    -------     -------
Loss from Operations                              (2,346)    (9,316)     (5,190)
                                                  -------    -------     -------
Other (Expense) Income
    Interest expense                                (430)      (832)     (1,225)
    Equity in joint venture                            -          -         172
                                                  -------    -------     -------
                 Total Other Expense, Net           (430)      (832)     (1,053)
                                                  -------    -------     -------
Loss Before Income Taxes                          (2,776)   (10,148)     (6,243)

Income Tax Benefit                                   (67)       (14)       (307)
                                                  -------    -------     -------
Net Loss                                        $ (2,709)  $ (10,134)   $(5,936)
                                                  =======    =======     =======
Net Loss Per Common Share                       $  (1.06)  $   (3.96)   $ (2.25)
                                                  =======    =======     =======
Weighted-Average Number of Common
 Shares Outstanding                          $ 2,554,700  $2,558,217 $2,635,830
                                               =========   =========  =========



         The accompanying notes are an integral part of the consolidated financial statements.

                               IWI HOLDING LIMITED

                 Consolidated Statements of Stockholders' Equity
                        (In Thousands, Except Share Data)

                  Years Ended December 31, 1998, 1997 and 1996



                                      Preferred Stock               Common Stock
                                 ------------------------    ------------------------
                                  Number of                   Number of
                                   Shares         Amount        Shares        Amount
                                 ----------      --------    -----------     --------

Balance, January 1, 1996         3,644,880      $  3,645        2,643,750    $    -

Repurchase of Common Stock               -             -          (60,850)        -

Net Loss                                 -             -                -         -
                                 ---------       --------       ----------    ------
Balance, December 31, 1996       3,644,880         3,645        2,582,900         -

Repurchase of Common Stock               -             -          (28,200)        -

Net Loss                                 -             -                -         -
                                 ---------       --------       ----------    ------
Balance, December 31, 1997       3,644,880         3,645        2,554,700         -

Net Loss                                 -             -                -         -
                                 ---------       --------       ----------    ------
Balance, December 31, 1998       3,644,880     $   3,645        2,554,700    $    -
                                 =========       ========       ==========    ======






         The accompanying notes are an integral part of the consolidated financial statements.

                                                                      EXHIBIT C




     Additional
      Paid-in         Accumulated
      Capital           Deficit            Total

     $  12,540         $  4,103        $  20,288

           (65)               -              (65)

             -           (5,936)          (5,936)
       --------         --------         --------
        12,475           (1,833)          14,287

           (29)               -              (29)

             -          (10,134)         (10,134)
       --------         --------         --------
        12,446          (11,967)           4,124

             -           (2,709)          (2,709)
       --------         --------         --------
     $  12,446        $ (14,676)        $  1,415
       ========         ========         ========

                                                                      EXHIBIT D
                                                                      (Page 1)

                               IWI HOLDING LIMITED

                      Consolidated Statements of Cash Flows
                                 (In Thousands)

                  Years Ended December 31, 1998, 1997 and 1996


                                                               1998        1997        1996
                                                              ------      ------      ------

Cash Flows from Operating Activities
    Net loss     $                                           (2,709)   $ (10,134)    $ (5,936)
    Adjustments to reconcile net loss to
     net cash provided by operating activities
        Depreciation and amortization                           252           955         479
        Loss on sale of assets                                    7             -           -
        Equity in joint venture                                   -             -        (172)
        Provision for doubtful accounts                         177           865         736
        Deferred income taxes                                     -            46         404
        (Gain) loss on assets held for disposal                (110)        2,300           -
        (Increase) decrease in
             Accounts receivable                              1,432         3,335       8,071
             Accounts receivable from affiliated company          -             -         899
             Inventories                                      2,340         4,837       3,938
             Refundable income taxes                              -           432          41
             Prepaid expenses                                    38           (58)        (17)
        Increase (decrease) in
             Straight acceptances payable                         -             -        (216)
             Accounts payable - Trade                          (512)         (100)       (580)
             Accounts payable to affiliated company             187           760        (408)
             Accrued liabilities                               (174)         (101)       (243)
             Income taxes payable                                 -             -        (223)
                                                            --------       -------     --------
                 Net Cash Provided by
                  Operating Activities                          928         4,137       6,773
                                                            --------       -------     --------
Cash Flows from Investing Activities
    Purchases of property and equipment                         (11)         (605)       (212)
    Proceeds from sale of equipment                               5             -         212
    Proceeds from sale of assets held for disposal              500             -           -
                                                            --------      --------     --------
                 Net Cash Provided by (Used in)
                  Investing Activities                          494          (605)          -
                                                            --------      --------     --------


         The accompanying notes are an integral part of the consolidated financial statements.

                                                                      EXHIBIT D
                                                                      (Page 2)

                               IWI HOLDING LIMITED

                      Consolidated Statements of Cash Flows
                                 (In Thousands)

                  Years Ended December 31, 1998, 1997 and 1996



                                                          1998         1997        1996
                                                         ------       ------      ------

Cash Flows from Financing Activities
    Borrowings from notes payable to employees          $  125       $    -     $     -
    Payments on lines of credit, net                    (1,503)      (2,964)     (6,156)
    Payments on notes payable to stockholders and
     payable to affiliate                                    -         (707)       (542)
    Repurchase of common stock                               -          (29)        (65)
                                                        -------      -------     -------
                 Net Cash Used in Financing Activities  (1,378)      (3,700)     (6,763)

Net Increase (Decrease) in Cash                             44         (168)         10

Cash, Beginning of Year                                     38          206         196
                                                        -------      -------     -------
Cash, End of Year                                       $   82       $   38     $   206
                                                        =======      =======     =======



         The accompanying notes are an integral part of the consolidated financial statements.

                               IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1998, 1997 and 1996



NOTE 1 - DESCRIPTION OF BUSINESS AND ACQUISITIONS

IWI Holding Limited (Holding) was incorporated in the British Virgin Islands on February 22, 1993. Holding and its wholly owned subsidiaries (together, the Company) import, manufacture, and wholesale fine jewelry. The Company also imports pearls for assembly and resale through its wholly owned subsidiary, Imperial World, Inc. (Imperial). Substantially all of the Company's sales are made in the United States.

NOTE 2 - GOING CONCERN

The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles on a going-concern basis which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company has incurred significant operating losses since 1995 and, in the opinion of management, has inventory in excess of desired levels as of December 31, 1998.

The Company has reduced monthly operating expenses and continues an aggressive inventory reduction plan to maintain liquidity and reduce inventory to desired levels (Note 3). Management expects that these efforts will result in maintaining the liquidity necessary for the foreseeable future. However, no assurances can be given that the Company will be successful in accomplishing these objectives. Further, there can be no assurance that the Company will achieve profitability. The Company's continuation as a going concern is dependent upon attaining future profitable operations and upon its ability to maintain adequate financing or capital. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

                               IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1998, 1997 and 1996


NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

All significant intercompany transactions have been eliminated.

Inventories

Inventories, primarily consisting of finished goods, are stated at the lower of first-in, first-out (FIFO) cost or market.

As of December 31, 1997, management determined that the Company's inventory was in excess of its requirements measured by its existing and anticipated level of sales. Accordingly, based on the existing market conditions, inventory valuation reserves of $1,800,000, were recorded as of December 31, 1997, for the anticipated losses from the completion of the plans initiated to maintain liquidity and reduce inventory to desired levels. These inventory reduction plans were substantially completed as anticipated.

Net sales during 1998 continued at a level much lower than anticipated, and management initiated another inventory reduction plan. An inventory valuation reserve of $1,778,000 was recorded as of December 31, 1998, for the anticipated losses from the completion of the plan during 1999, which management believes will be sufficient to provide for such losses. However, it is possible that the inventory reduction plan will not be successful or that losses in excess of those recorded in the financial statements will be incurred. Approximately $673,000 of losses were recorded during 1998 for the future reduction of inventory under these plans.

Depreciation

Property and equipment are stated at historical cost and depreciated primarily on a straight-line basis over their estimated useful lives. Useful lives range from five to ten years for machinery and equipment and ten years for leasehold improvements.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse.

                              IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1998, 1997 and 1996


NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Stock-Based Compensation

The Company has granted stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and, accordingly, recognizes no compensation expense for the stock option grants.

Advertising Costs

The Company expenses all advertising  costs as incurred.  Advertising costs were
approximately   $436,000,   $658,000  and  $814,000  in  1998,  1997  and  1996,
respectively.

Foreign Currency

The functional currency of the Company is the U.S. dollar. Transactions arising in foreign currencies have been translated at rates in effect at the dates of the transactions. Gains or losses during the year have been included in net income (loss).

                               IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1998, 1997 and 1996


NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Per Common Share

Effective in 1997, the Company adopted the provisions of FASB No. 128, "Earnings Per Share." Loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. When dilutive, stock options and warrants are included as share equivalents using the treasury stock method in the calculation of diluted earnings per share. Basic and diluted net loss per common share are the same for all years presented as the common stock equivalents of the Company would be antidilutive.

Segment Information

In the fourth quarter of 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement supercedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. This statement requires disclosure of certain information by reportable segment, geographic area and major customer.

The Company imports, manufactures and wholesales fine jewelry. Substantially all the Company's sales are within the United States. The Company operates this product line as one operating segment, which is deemed one reportable segment for purposes of this disclosure.


NOTE 4 - LOSS ON ASSETS HELD FOR DISPOSAL

In connection with management's plan to increase liquidity (Note 2), the Company completed the sale of its Daco subsidiary in August 1998. As of December 31, 1997, the carrying value of the net assets of Daco were reduced to fair value (approximately $363,000) based on an estimate of the selling value less costs to sell. The selling value had been determined based on a written offer received and accepted in principle by the Company on June 26, 1998.

                               IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1998, 1997 and 1996


NOTE 4 - LOSS ON ASSETS HELD FOR DISPOSAL (Continued)

The following details the net assets of Daco as of December 31, 1997 (in thousands):

          Accounts receivable                           $      2,678
          Inventory                                            3,232
          Prepaid expenses                                        39
          Property and equipment                               1,111
          Deferred charges                                        82
          Notes payable                                         (186)
          Line of credit                                      (2,365)
          Accounts payable - Trade                            (1,174)
          Accrued liabilities                                   (708)
          Deferred income taxes                                  (46)
                                                               2,663

          Loss on assets held for disposal                    (2,300)

          Assets Held for Disposal                      $        363

A gain of $110,000 was recognized during 1998 based upon the final selling value less costs to sell. Daco had net sales of approximately $4.8 million, $10.4 million, and $8.9 million in 1998, 1997 and 1996, respectively, and a net loss of $299,000, $26,000 and $607,000 in 1998, 1997 and 1996, respectively.


NOTE 5 - CREDIT ARRANGEMENTS

Imperial has an agreement with a bank through various credit facilities, whereby Imperial can borrow up to $10 million, payable on demand. The agreement can be terminated without cause by the Company or the bank with 90 days' written notice. The total credit facility is governed by a formula, as defined in the agreement, based principally on accounts receivable and inventory levels. The agreement provides, among other things, that the credit facilities are collateralized by substantially all assets of Imperial. The agreement contains certain reporting and financial covenants which the Company is required to maintain. Under current covenants, Imperial may not declare or pay dividends, or make loans or advances to Holding. As of May 24, 1999, the

                               IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1998, 1997 and 1996


NOTE 5 - CREDIT ARRANGEMENTS (Continued)

Company is not in compliance with certain reporting covenants of this agreement and has been operating under a forbearance agreement with the bank which expired December 31, 1998, and limited borrowings to $1.3 million. As of December 31, 1998 and 1997, the amount of restricted net assets of Imperial was approximately $1.7 and $5.7 million, respectively.

Under the demand facility, interest is calculated at 5.00% over the bank's reference rate. The line of credit bore interest at 12.75% and 11.25% as of December 31, 1998 and 1997, respectively, and borrowings as of December 31, 1998 were $1,217,124.

On May 24, 1999, the Company entered into an agreement with a new financial institution, whereby Imperial can borrow up to $2.5 million payable on demand. As with the prior lender the total credit facility is governed by a formula, as defined in the agreement, based principally on accounts receivable and inventory levels. This agreement provides, among other things, that the credit facilities are collateralized by substantially all assets of Imperial. Under this new demand facility, interest is calculated at 3% over prime. The agreement contains certain reporting and financial covenants which the Company is required to maintain. The agreement can be terminated by the Company with 30 days' written notice, or by the lender upon certain events as specified in the loan agreement.


NOTE 6 - STOCKHOLDERS' EQUITY

The 3,644,880 issued preferred shares are redeemable at the Company's option after March 21, 1997, at an amount not to exceed 50% of net income in excess of $15 million for the preceding year. If not redeemed, the preferred shares will begin to accrue a 4% noncumulative dividend at that date. The preferred shares have voting rights equivalent to one-half vote per share, and a $1 per share liquidation preference.

On December 16, 1994, the Company issued 1,500,000 shares of its common stock at $8.50 per share in an initial public offering (IPO). The proceeds received, net of commissions and other related expenses, were approximately $9.9 million.

                              IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1998, 1997 and 1996

NOTE 6 - STOCKHOLDERS' EQUITY (Continued)

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

In February 1996, the Company's Board of Directors authorized the repurchase of up to 350,000 shares of its common stock. As of December 31, 1998, 89,050 common shares had been repurchased and retired.


NOTE 7 - STOCK OPTION PLANS

The Company has 150,000 shares of common stock reserved for options which may be granted to directors, officers, and key employees under a stock option plan adopted in 1994. The exercise price of the options shall not be less than the greater of $8.50 per share or the fair market value of the stock on the date the option is granted. The only options outstanding as of December 31, 1998 and 1997 were 20,000 and 80,000 shares, respectively, at an exercise price of $8.50 per share granted in 1995. During 1998, 60,000 shares were canceled.

During 1995, the Company adopted a nonqualified stock option plan under which 600,000 shares of common stock have been reserved for options which may be granted to key employees and third-party consultants at an option price to be determined by the Compensation Committee of the Board of Directors. No options have been granted under this plan.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" (FASB 123), requires use of option valuation models that were not developed for use in valuing employee stock options.

                              IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1998, 1997 and 1996

NOTE 7 - STOCK OPTION PLANS (Continued)

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the respective option. The Company's pro forma net loss and pro forma net loss per share, respectively, for the years ended December 31, 1998, 1997 and 1996 would be $2,752,000 and $1.07; $8,985,000 and $3.42; and $6,028,000 and $2.29, respectively. Because FASB 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma impact will not be fully reflected until 1999.

The weighted-average exercise price of options outstanding as of December 31, 1998 and 1997 is $8.50. The weighted-average remaining contractual life of options outstanding as of December 31, 1998 is one year.

                               IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1998, 1997 and 1996


NOTE 8 - RELATED PARTY TRANSACTIONS

Rhine Jewellery Limited (Rhine), located in Hong Kong and the Company's principal supplier for 1997 and 1996, is a subsidiary of Rhine Holding Limited, a former major stockholder of the company. For the years ended December 31, 1998, 1997 and 1996, the Company's purchases from Rhine were approximately $900,000, $4,200,000 and $4,600,000, respectively.

During 1998, some of the Company's products were purchased from a manufacturer in Hong Kong, which is managed by a relative of an officer of the Company. For the year ended December 31, 1998, the Company's purchases from this manufacturer were approximately $700,000.


NOTE 9 - INCOME TAXES

The following table summarizes income taxes (benefits):

                                                Year Ended December 31
                                        1998              1997           1996
                                                     (In Thousands)
         Current
               U.S. federal         $      -          $     -           $ (48)
               U.S. state                  -              (90)              -
               Other                     (67)              30            (259)
                                       ------           ------          ------
                                         (67)             (60)           (307)
         Deferred                      ------           ------          ------
               U.S. federal                -                -               -
               U.S. state                  -                -               -
               Other                       -               46               -
                                       ------           ------          ------
                                           -               46               -
                                       ------           ------          ------
         Income Taxes               $    (67)        $    (14)        $  (307)
         Loss before income taxes      ======           ======          ======
               United States          (2,410)        $ (7,898)        $(5,818)
               Other                    (366)          (2,250)           (425)
                                       ------           ------          ------
                                    $ (2,776)        $(10,148)        $(6,243)
                                       ======          =======          ======

                               IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1998, 1997 and 1996


NOTE 9 - INCOME TAXES (Continued)

The differences between the U.S. federal statutory tax rate and the Company's effective tax rate are as follows:

                                                     Year Ended  December 31
                                                  -----------------------------
                                                   1998        1997      1996
                                                  ------     --------   -------

U.S. federal statutory tax rate                   (34.0)%     (34.0)%   (34.0)%
Excess foreign income taxes (benefit)              (2.1)        1.0      (1.8)
State income taxes (net of U.S. federal income
 tax benefit)                                         -           -      (1.0)
Change in valuation allowance                      34.6        31.0      30.0
Other                                               (.9)        2.0       1.9

Consolidated Effective Tax Rate                    (2.4)%         -%     (4.9)%

The components of deferred income taxes are as follows as of December 31:

                                                         1998         1997
                                                        ------       ------
                                                          (In Thousands)
             Deferred Tax Assets (Liabilities)
                  Loss carryforwards             $     5,390     $    4,385
                  Accounts receivable                    109            251
                  Inventories                            743            672
                  Property and equipment                 (72)          (128)
                  Other                                   12             (5)

                                                       6,182          5,175
                  Less: Valuation allowance           (6,182)        (5,221)

                  Net Deferred Tax Liability     $         -     $      (46)

The valuation allowance increased in 1998 primarily due to the increase in the net operating loss carryforward. For income tax purposes, the Company has a net operating loss carryforward of approximately $12.6 million, which expires through 2013, and a capital loss carryforward of approximately $2.3 million, which expires in 2003. Utilization of the net operating loss carryforward to offset future taxable income may be limited in any given year and the carryforwards may expire prior to utilization, due to a significant change in ownership during 1998.

                               IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1998, 1997 and 1996

NOTE 10 - SUPPLEMENTAL CASH FLOW INFORMATION

                                                        Year Ended December 31
                                                     1998      1997        1996
                                                         (In Thousands)

Cash paid for income taxes                          $  -      $  11      $    -
Cash paid for interest                               477        867       1,302

Noncash investing and financing activities
  Receivable from affiliate for sale of investment
  in joint venture                                     -           -      1,402


NOTE 11 - EMPLOYEE BENEFIT PLAN

Imperial sponsors a defined-contribution, profit-sharing plan (Plan) covering substantially all full-time employees who have completed one year of service. Company contributions to the Plan are discretionary, determined by the Board of Directors, and fully vest to employees upon completion of six years of service. The Plan has a voluntary 401(k) savings feature. Participants may contribute up to 15% of their compensation to the Plan. Imperial matches 50% of the first 2% of compensation that a participant contributes. As of July 1, 1998, the matching portion was increased to 50% of the first 6% of compensation that a participant contributes. The matching is discretionary, and is decided annually by the board of directors. Participant and employer-matched contributions to the Plan are 100% vested. Company contributions were approximately $31,000, $15,000 and $10,000 in 1998, 1997 and 1996, respectively.


NOTE 12 - SIGNIFICANT CUSTOMERS

The Company derived 33%, 21% and 19% of its net sales from one customer during 1998, 1997 and 1996, respectively.

                               IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1998, 1997 and 1996

NOTE 13 - COMMITMENTS AND CONTINGENCY

Litigation

The Company is a codefendant in a lawsuit brought by a stockholder who alleges the Company misrepresented its financial position in interim financial statements. The stockholder has filed for class action status and is seeking damages of $11 million. The Company believes the allegation is without merit and intends to vigorously defend the claim.

Operating Leases

Imperial is obligated under a lease on its operating facility for minimum rentals as well as real estate taxes and other operating expenses through October 2003, with an option for an additional five years.

The future minimum lease payments required under these leases as of December 31, 1998, approximated the following (in thousands):

           Year Ending December 31:
                                      1999            $         122
                                      2000                      125
                                      2001                      129
                                      2002                      133
                               Later years                      125
                                                             -------
           Total Minimum Lease Payments               $         634
                                                             =======

Rent expense included in the accompanying statements of operations amounted to $414,340, $463,000 and $470,000 for 1998, 1997 and 1996, respectively.

Employment Agreements

The Company has an employment agreement with an officer expiring on July 31, 2001. The agreement includes provisions for severance payments for the longer of one additional year or any period for which the employee is required not to compete.

                               IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1998, 1997 and 1996


NOTE 13 - COMMITMENTS AND CONTINGENCY

Employment Agreements (Continued)

The future minimum annual compensation payments as required under the agreement as of December 31, 1998, approximated the following (in thousands):

                                           1999                $     210
                                           2000                      235
                                           2001                      146
                                                                   ------
                                                               $     591
                                                                   ======

                               IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1998, 1997 and 1996


NOTE 14 - GEOGRAPHIC SEGMENT INFORMATION

Financial information as of and for the years ended December 31, 1998, 1997 and 1996, summarized by geographic area, is as follows:


                                          United
                                          States
                                       --------------------
                                                              Canada Eliminations  Consolidated
                                                              ----------------------------------

1998
     Total Revenues - Unaffiliated
      customers                        $  11,507   $ 4,830      $     -        $   16,337
                                         =======    ======        ======          =======
     Loss from operations              $  (2,170)  $  (176)     $     -        $   (2,346)
                                         =======    ======        ======          =======
     Assets - Identifiable assets      $   6,569   $     -      $     -        $    6,569
                                         =======    ======        ======          =======
1997
     Total Revenues - Unaffiliated
      customers                        $  15,540   $ 10,395     $  (412)       $   25,523
                                         =======    ======        ======          =======
     Loss from operations              $  (7,314)  $ (2,002)    $     -        $   (9,316)
                                         =======    ======        ======          =======
     Assets - Identifiable assets      $  13,550   $  7,572     $(9,967)       $   11,155
                                         =======    ======        ======          =======
1996
     Total Revenues - Unaffiliated
      customers                        $  21,945   $  8,895     $     -        $   30,840
                                         =======    ======        ======          =======
     Loss from operations              $  (4,828)  $   (488)    $   126        $   (5,190)
                                         =======    ======        ======          =======
     Assets - Identifiable assets      $  24,376   $  8,360     $(2,968)       $   29,768
                                         =======    ======        ======          =======

                               IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1998, 1997 and 1996


NOTE 15 - YEAR 2000 ISSUE (Unaudited)

The year 2000 (Y2K) issue is the result of computer programs using a two-digit format, as opposed to four digits to indicate the year. Such computer systems will be unable to interpret dates beyond 1999, which could cause a system failure or application errors, leading to disruptions in operations.

The Company is in the process of updating its software, hardware and production equipment to remedy all major areas of exposure to Y2K issues and intends to have all noncompliant equipment upgraded by September 1999.

The Company has done an external review of vendors and customers to determine the major areas of exposure to Y2K issues. No disruption to operations is expected due to Y2K. The Company has been working with all major customers to comply with Y2K standards since 1998 and it is the expectation of the Company's management that all major upgrades will be completed by the end of the third quarter 1999.

                              IWI HOLDING LIMITED

           Schedule I - Condensed Financial Information of Registrant

                                 Balance Sheets

                           December 31, 1998 and 1997

                                     ASSETS
                                    --------

                                                              1998         1997
                                                             ------       ------
Cash                                                 $       1,000  $     1,000
Due from Affiliate                                         500,000      500,000
Investments in Wholly Owned Subsidiaries                   914,000    3,623,000
                                                         ---------    ---------
                 Total Assets                        $   1,415,000  $ 4,124,000
                                                         =========    =========

                              STOCKHOLDERS' EQUITY

Preferred Stock - $1 par value; authorized -
5,000,000 shares; issued and outstanding -
3,644,880 shares                                     $   3,644,880  $ 3,644,880

Common Stock - No par value; authorized - 10,000,000
 shares; issued and outstanding - 2,554,700 shares               -           -

Additional Paid-in Capital                              12,446,222   12,446,222

Accumulated Deficit                                    (14,676,102) (11,967,102)
                                                        ----------   ----------
                 Total Stockholders' Equity          $   1,415,000  $ 4,124,000
                                                        ==========   ==========

                   See note to condensed financial statements.

                               IWI HOLDING LIMITED

           Schedule I - Condensed Financial Information of Registrant

                   Statements of Loss and Accumulated Deficit

                     Years Ended December 31, 1998 and 1997



                                                 1998                 1997
                                               --------             -------

Equity in net loss of subsidiaries        $    (2,709,000)     $   (10,134,000)

Accumulated deficit, beginning of year        (11,967,102)          (1,833,102)
                                              ------------         ------------
Accumulated deficit, end of year          $   (14,676,102)     $   (11,967,102)
                                              ============         ============




                   See note to condensed financial statements.

                               IWI HOLDING LIMITED

           Schedule I - Condensed Financial Information of Registrant

                     Note to Condensed Financial Statements

                     Years Ended December 31, 1998 and 1997


NOTE 1 - BASIS OF PRESENTATION

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

                               IWI HOLDING LIMITED

                 Schedule II - Valuation and Qualifying Accounts

                     Years Ended December 31, 1998 and 1997


                                         Additions     Additions
                           Balance at    Charged to    Charged to                         Balance
                           Beginning     Costs and       Other                            at End
Description                of Period     Expenses       Accounts      Deductions         of Period
-----------               ------------  ------------  ------------   -------------      -----------

Year Ended
 December 31, 1996

   Allowance for
    Doubtful Accounts       $ 454,000   $  736,000       $  -        $ 496,000(1)        $ 694,000

   Inventory Valuation
    Allowance               1,500,000    2,953,000          -        2,853,000(2)        1,600,000

   Deferred Income
    Tax Valuation
    Allowance                 495,000    2,239,000          -                -           2,734,000

Year Ended
 December 31, 1997

   Allowance for
    Doubtful Accounts       $ 694,000   $  865,000       $  -        $ 917,000(1)        $ 642,000

   Inventory Valuation
    Allowance               1,600,000   3,642,000           -        3,442,000(2)        1,800,000

   Deferred Income
    Tax Valuation
    Allowance               2,734,000  2,487,000            -               -            5,221,000


                               IWI HOLDING LIMITED

                 Schedule II - Valuation and Qualifying Accounts

                     Years Ended December 31, 1998 and 1997

                                                     Additions          Additions
                                Balance at           Charged to         Charged to                             Balance
                                Beginning            Costs and            Other                                at End
Description                     of Period            Expenses           Accounts          Deductions          of Period
------------                   -----------          ------------       ------------      ------------         ---------
Year Ended
 December 31, 1998

   Allowance for
    Doubtful Accounts       $   642,000            $  177,000           $    -           $ 539,000(1)       $   280,000

   Inventory Valuation
    Allowance                 1,800,000               673,000                -             695,000(2)         1,778,000

   Deferred Income
    Tax Valuation
    Allowance                 5,221,000               961,000                -                   -            6,182,000

(1) Writeoff of uncollectible accounts
(2) Inventory losses realized

                                      F-27