Form 20-F
period 1999-12-31
IWI HOLDING LTD
filed 2000-06-30
CIK 923168

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

                   For the Fiscal Year Ended December 31, 1999

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

   P.O. Box 3340, Dawson Building, Road Town, Tortola, British Virgin Islands
   ---------------------------------------------------------------------------
                     Address of Principal Executive Offices


Securities Registered Pursuant to Section 12(b) of the Act:

                           Common Stock, no par value
                           ---------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None
                                ----------------
                                (Title of Class)

     As of June 2, 2000, the Registrant had outstanding 2,554,700 shares of Common Stock and 3,644,880 shares of Preferred Stock.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past twelve (12) months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past ninety (90) days. Yes X No
                              ---   ---

     Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17        Item 18  X
                -------        -----

                                TABLE OF CONTENTS

                                                                           Page
                                                                          ------
PART I

         ITEM 1.  DESCRIPTION OF BUSINESS.................................  3
         ITEM 2.  DESCRIPTION OF PROPERTY.................................  5
         ITEM 3.  LEGAL PROCEEDINGS ......................................  5
         ITEM 4.  CONTROL OF REGISTRANT...................................  5
         ITEM 5.  NATURE OF TRADING MARKET................................  5
         ITEM 6.  EXCHANGE CONTROLS AND OTHER
                  LIMITATIONS AFFECTING SECURITY
                  HOLDERS.................................................  6
         ITEM 7.  TAXATION................................................  6
         ITEM 8.  SELECTED CONSOLIDATED FINANCIAL DATA....................  6
         ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS
                  OF FINANCIAL CONDITION AND RESULTS OF
                  OPERATIONS        ......................................  7
         ITEM 10.DIRECTORS AND OFFICERS OF REGISTRANT..................... 10
         ITEM 11.COMPENSATION OF DIRECTORS AND OFFICERS................... 11
         ITEM 12.OPTIONS TO PURCHASE SECURITIES FROM
                  REGISTRANT OR SUBSIDIARIES.............................. 12
         ITEM 13.INTEREST OF MANAGEMENT IN CERTAIN
                  TRANSACTIONS      ...................................... 12

PART II

         ITEM 14.DESCRIPTION OF SECURITIES TO BE REGISTERED............... 12


PART III

         ITEM 15.DEFAULTS UPON SENIOR SECURITIES.......................... 12
         ITEM 16.CHANGES IN SECURITIES AND CHANGES IN
                  SECURITY FOR REGISTERED SECURITIES...................... 12

PART IV

         ITEM 17.FINANCIAL STATEMENTS..................................... 12
         ITEM 18.FINANCIAL STATEMENTS..................................... 12
         ITEM 19.FINANCIAL STATEMENTS AND EXHIBITS........................ 13

                  SIGNATURES ............................................. 14

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS

     This  report  contains  forward-looking  statements  within the  meaning of
Section 27A of the Securities Act of 1933 and Section 21E of Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of the risks which the Company cannot foresee. Such risks include, but are not limited to an economic turndown, changes in government policies, financial difficulty with a major customer or interruption in supplies.

General

     The Company, through its wholly-owned subsidiary, Imperial World, Inc. ("Imperial"), is engaged in the design, assembly, merchandising and wholesale distribution of jewelry. The Company provides a broad range of fashionable jewelry targeted at consumers who seek fine jewelry at moderate prices for every day wear. These customers are likely to purchase jewelry at frequent intervals as fashions and styles change. The majority of the Company's U.S. sales are under the trade name of "World Pacific Jewelry". Customers of the Company are principally large retail establishments with jewelry departments, mass media marketers and independent Jewelers.

     In connection with management's plan to increase liquidity the Company completed its divestiture of its Canadian subsidiary DACO Manufacturing Ltd. on August 31, 1998.

Products and Pricing

     The Company's principal products are rings, pendants, earrings, bracelets, necklaces, pins and brooches made of diamonds, other precious or semi-precious stones, pearls, silver and gold in addition to the more moderately priced gold and silver jewelry. The Company's products are currently sold in over 7,000 retail outlets. For the majority of products, the average wholesale price is approximately $65 with the prices ranging from approximately $20 to $500.

Purchasing

     The Company imports most of its jewelry from the People's Republic of China ("PRC"), Hong Kong and India. Approximately 35-40% of the Company's products are sourced in the U.S. Cultured pearls are imported from the PRC, Japan and Hong Kong and freshwater pearls are imported from the PRC. The imported pearls are assembled by the Company into various pearl jewelry products. The Company purchases jewelry from a number of suppliers based on quality, pricing and available quantities.

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

Manufacturing and Assembly

     Since the Company imports most of its jewelry in an assembled state from suppliers in the PRC, Hong Kong and India, manufacturing and assembly operations conducted by the Company are primarily limited to designing jewelry and assembly of pearl products. Upon completing a design, the Company provides such design to its suppliers, who will purchase the raw materials, such as diamonds, other precious stones, gold and silver, and manufacture the product or subcontract for its manufacture. The use of third party manufacturers enables the Company to shift the risk and capital cost of manufacturing.

     The Company maintains a light manufacturing and assembly operation in the United States for the stringing of pearls. This enables the Company to assemble pearls specifically to customer order and to provide shipment within two days of the order date.

Marketing

     The primary marketing efforts are product design and customer support services. The products are sold for the most part through independent sales representatives on a commission basis and by in house sales personnel. While such independent representatives may also sell other products, they do not sell products which compete with those of the Company. The Company supports the independent representatives with internal account executives who have selling and account management responsibilities.

Customers

     The Company's customers consist of jewelry retail stores, mass merchandisers, such as Wal-Mart Stores, Inc., department stores, such as J.C. Penney Company, Inc., national jewelry chains, catalog showrooms and various specialty markets including The Home Shopping Network, Inc. J.C. Penney Company, Inc. accounted for approximately 44% of net sales in 1999. The Company has no long-term contracts with any customers, however, the core of each of its large volume purchasers have been customers for at least five years. The following table sets forth the approximate percentage of net sales for the major market segments for the periods indicated.

                                                       Year Ended December 31,
                                                      --------------------------
                                                       1997     1998     1999
                                                      ------   ------   ------
Jewelry retail stores...............................  12.0  %   9.9  %    5.8  %
Specialty markets...................................   7.1      4.6      11.2
Mass merchandisers..................................   6.2     21.3       4.0
Department stores...................................  64.6     55.1      57.5
National Jewelry Chains.............................  10.6      7.9      20.7
Catalog showrooms................................... (0.5)      1.2       0.8
      Total......................................... 100.0  % 100.0  %  100.0  %

Competition

     The jewelry industry in the United States is highly fragmented, with little significant brand name recognition or consumer loyalty. Selection is generally a function of design appeal, perceived value and quality in relation to price.

     Jewelry retail sales alone account for an estimated $23 billion in annual sales in the United States. Retail jewelry sales have historically increased at a rate in excess of the inflation rate. This increase is principally attributable to the growth in the number of dual working households which in turn has increased the amount of disposable income for women, the largest group of jewelry purchasers. The rise in number of women in the workforce as well as strong economic conditions have increased the demand for women's business attire, including jewelry.

     While many competitors may have a wider selection of products or greater financial resources, the Company believes its competitive position is enhanced by its quality merchandise, fulfillment capability, up to date information system, responsive performance and its close relationship with its customers and vendors. Therefore, although the competition is intense, the Company believes it is well positioned in the jewelry industry.

Employees

     As of May 22, 2000, the Company had 46 employees, including 3 executive officers, 4 persons in sales and merchandising, 30 persons in operations, and 9 persons in administrative and support functions. None of the employees is governed by a collective bargaining agreement and the Company considers its relations with its employees to be satisfactory.

ITEM 2. DESCRIPTION OF PROPERTY

     The Company maintains its registered offices in the BVI; the Company leases approximately 13,000 square feet of space for operations and pearl assembly in Westmont, Illinois. Under the 10 year lease which commenced in November, 1993, and modified in November 1998, future minimum annual lease payments range from approximately $125,000 to $133,000. At the expiration of the lease, the Company has the option to renew for an additional five years. The facility, which provides state of the art security, was designed to maximize the efficiency of the Company's current operations and to provide for the Company's anticipated growth.


ITEM 3. LEGAL PROCEEDINGS

     In  September  1996,  Robert J. Rosan filed a class  action  lawsuit in the
Supreme Court in the state of New York alleging claims of fraudulent misrepresentations by IWI Holding Limited and some Company officers, accountants and lawyers in connection with the Company's initial public offering on December 16, 1994, and in connection with the dissemination of financial data thereafter. The Plaintiff claims damages on behalf of the class in excess of $11,000,000, which allegedly resulted from a decline of the market value of the Company's common stock after the initial public offering.

     The Company has denied all allegations and through counsel is vigorously defending all claims. A third party action was filed, discovery has been conducted by the parties to the suit and the matter is currently waiting further action in the state courts of New York. The Company believes that it has valid defenses against this claim and that such are without merit.

     During November 1999, the company and the Plaintiff entered into negotiations to settle the claim against the Company. Because of the cost and uncertainty of litigation, the parties reached an agreement in principle to settle the claim. The Plaintiff and the Company have not yet executed a formal settlement agreement. Moreover, the settlement agreement is subject to court approval and the Company may decline to proceed with the agreement if a significant number of class members "opt out" of the settlement.

ITEM 4. CONTROL OF REGISTRANT

     The following table is furnished as of June 2, 2000, to indicate beneficial ownership of shares of the Company's Common Stock and Preferred Stock by (1) each shareholder of the Company who is known by the Company to be a beneficial owner of more than 10% of the Company's Common Stock or Preferred Stock and (2) all officers and directors of the Company as a group. The information in the following table was provided by such persons.

Name and Address                  Amount and Nature of     Title of    Percent of    Percent of
of Beneficial Owner              Beneficial Ownership (1)   Class       Class        Voting Power
---------------------            ------------------------  ---------   ----------   -------------

Bamberg Company Ltd.                    918,750            Common        35.96  %      20.99  %
Bamberg company Ltd.                  3,644,880            Preferred    100.00  %      41.64  %
Joseph K. Lau                            15,000            Common         0.59  %       0.34  %
Richard J. Mick                          31,500            Common         1.23  %       0.72  %
All executive officers and directors
      As a  group (2 persons)            46,500            Common         1.82  %       1.06  %


ITEM 5. NATURE OF TRADING MARKET

There is no non-U.S. trading market for the Common Stock of the Company. Within the United States, the Company's Common Stock is traded in the over-the-counter market. The Company's Common Stock is quoted on the OTCBB under the symbol "JEWLF".

     The following table sets forth the high and low bid price per share for the Company's Common Stock for each quarterly period for the past two years.

                                     1999                          1998
                           -------------------------        --------------------
                            High               Low           High          Low
First Quarter              $.1100           $ .0300         $.2500       $.0625
Second Quarter              .0700             .0500          .3125        .1094
Third Quarter               .0600             .0300          .1250        .1250
Fourth Quarter              .1200             .0400          .1250        .0100

     The quotations reflect inter-dealer prices without mark-up, mark-down or commission and may not represent actual transactions.

     At May 17, 2000, the bid price at the Common Stock was $.281.

     As of June 2, 2000, there were approximately 1,470 beneficial holders of the Common Stock of the Company, nearly all of which are believed to be in the United States.

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

     On September 5, 1997, the Commissioner of Internal Revenue issued a deficiency notice for calendar year 1993 against the Company for $9,659,799 plus interest and penalties. On December 10, 1997, the Company filed a petition with the United States Tax Court challenging this assessment. On March 12,1999, the United States Tax Court entered its decision that there were no additional income taxes due, nor were any interest or penalty payable. Accordingly, all of the issues relative to 1993 have now been resolved.

ITEM. 8 SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except share data)

                                                           Year Ended December 31,
                                            ------------------------------------------------------
                                             1995       1996         1997       1998         1999
                                            ------     ------       ------     ------       ------

Statement of Income Data:

Net Sales................................ $41,710     $30,840     $25,523     $16,337     $16,800
Cost of sales............................  34,024      25,809      24,018      12,650      11,549
                                          --------    --------    --------    ---------   --------
Gross profit.............................   7,686       5,031       1,505       3,687       5,251
Operating expenses.......................   8,798      10,221      10,821       6,033       4,969
                                          --------    --------    --------    ---------   --------
Income (loss) from operations............  (1,112)     (5,190)     (9,316)     (2,346)        282
Other income (expense) - net.............    (901)     (1,053)       (832)       (430)       (225)
                                          --------    --------    --------    ---------   --------
Income (loss) before income taxes........  (2,013)     (6,243)    (10,148)     (2,776)         57
Income data:
   Income taxes (benefit)................    (629)       (307)        (14)        (67)          -
                                          --------    --------    --------    ---------   --------
   Net income (loss)..................... $(1,384)   $ (5,936)   $(10,134)  $  (2,709)        $57
                                          ========    ========    ========    =========   ========

   Net income (loss) per common share ... $  (.53)   $  (2.25)   $  (3.96)  $   (1.06)      $ .02
                                          ========    ========    ========    =========   ========
Cash distributions per common share   ..  $     -    $      -    $      -   $       -       $   -
                                          ========    ========    ========    =========   ========
Weighted average number of common
    shares outstanding .................2,625,873   2,625,873   2,558,217   2,554,700   2,554,700
                                        ==========  ==========  ==========  =========== ==========



                                                             Year Ended December 31,
                                           ------------------------------------------------------
                                             1995       1996         1997       1998        1999
                                            ------     ------       ------     ------      -------

Balance Sheet Data:

Working capital..........................$ 16,064    $ 12,038     $ 2,926       $ 470      $ 584
Total assets.............................  44,137      29,768      11,155       6,569      8,713
Long-term debt...........................     556         204           0           0          0
Shareholders' equity.....................  20,288      14,287       4,124       1,415      1,472

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

     The following table sets forth, for the periods indicated, certain information derived from the Consolidated Statements of Income of the Company. All dollar and share amounts are set forth in thousands, except per share data.

                                     1997                       1998                        1999
                           ------------------------    ------------------------   -----------------------
                            Amount%  Sales%  Change    Amount% Sales%  Change     Amount%  Sales% Change
                            -------  ------  ------    ------- ------  --------   -------  ------ -------

Net sales................   $25,523  100.0    -17.2   $16,337   100.0   -36.0    $16,800    100.0   2.8
Gross Profit.............     1,505    5.9    -70.1     3,687    22.6   144.0      5,251     31.3  42.4
Operating
   expenses..............    10,821   42.4      5.9     6,033    37.0   -44.2      4,969     29.6 -17.6
Income (loss) from
    operations...........    (9,316) (36.5)   -79.5    (2,346)  (31.1)   74.8        282      1.7   n/a
Income (loss) before
    income taxes.........   (10,148) (39.8)   -62.6    (2,776)  (34.3)   72.6         57      0.3   n/a
Income taxes
    (benefit)............       (14)  (1.0)   -95.4       (67)    0.3    78.6          -        -   n/a
Net income (loss)........   (10,134) (39.7)   -70.7    (2,709)  (34.6)   73.3         57      0.3   n/a
Net income (loss)
    per common
    share................  $  (3.96)                   $(1.06)                      $.02
Weighted
    average number
    of shares
    outstanding..........     2,558                     2,555                      2,555

     The Company's sales are generated through the wholesaling of jewelry products to the following distinct groups:

                                     1995    1996      1997      1998    1999
                                     ----    ----      ----      ----    ----

Jewelry retail stores.............    6.1 %   8.2 %    12.0 %    9.8 %    5.8 %
Specialty markets.................   10.0    13.6       7.1      4.6     11.2
Mass merchandisers................   36.4    25.7       6.2     21.3      4.0
Department stores.................   28.1    35.9      64.6     55.1     57.5
National Jewelry Chains...........   10.0     7.0      10.6      7.9     20.7
Catalog showrooms.................    9.4     9.6     (0.5)      1.2      0.8
Total.............................  100.0 % 100.0 %   100.0 %  100.0 %  100.0 %

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     Net Sales. Net sales increased by $.5 million, or 2.8% to $16.8 million in 1999, from $16.3 million in 1998. Included in the 1998 sales levels were $4.8 million from the Company's Canadian Subsidiary, which was sold on August 31, 1998. Net sales from continuing operations for 1999 increased $5.3 million or 46.1% to $16.8 million compared to $11.5 million a year ago. This increase reflects both increased sales to our base customers as well as a broadening of our overall customer base.

     Gross Profit. Gross profit increased $2.4 million to $5.3 million in 1999. The domestic or ongoing operations gross profit increased $ 3.5 million and reflects both improved margins and increased volume.

     Income from Operations. The income from operations increased by $2.6 million from a loss of $2.3 million in 1998 to income of $.3 million in 1999. The improvement in operating income from continuing operations was $2.5 million reflecting improved gross profit levels as well as lower general and administrative costs reflecting cost reductions implemented during 1998. Sales costs increased due to volume.

     Net Income. The net income for 1999 of $57,000 compared to a loss of $2.7 million in 1998 reflects an improvement of $2.8 million. This increase in net income for 1999 was primarily attributable to the increase in volume combined with the increase in gross profit margins and decrease in operating costs as described above. In addition, interest expense decreased $.2 million, of which $15,000 is from continuing operations.

Year Ended December 31, 1998 Compared to Year Ended December 31,1997

     Net Sales. Net sales decreased by $9.2 million, or 36% to $16.3 million in 1998, this decrease was caused by lower sales in the domestic market $3.6 million and the Company's sale of its Canadian subsidiary, DACO Manufacturing Ltd., $5.6 million. The sale of this subsidiary was completed on August 31, 1998. The domestic sales decline of $3.6 million was primarily attributable to the retail jewelry stores and department stores target market.

     Gross Profit. Gross profit increased $2.2 million to $3.7 million in 1998. The domestic or ongoing operations gross profit increased $3.5 million and was partially offset by the decreased gross profit level from the Canadian Subsidiary of $1.3 million, primarily resulting from its divestiture.

     Loss from Operations. The loss from operations decreased by $7.0 million to a loss of $2.3 million in 1998. This improvement in operating losses was reflected both domestically and in the Canadian operation, $5.2 million and $1.8 million respectively. The domestic operating loss includes a gain on the sale of DACO Manufacturing LTD of $110,000. Total operating costs decreased $4.8 million, of which $1.6 million from ongoing or domestic operations, reflecting additional efficiencies and cost reductions implemented in 1998, and $3.2 million from Canadian operations.

     Net loss. The net loss for 1998 of $2.7 million compared to $10.1 million in 1997 reflects an improvement of $7.4 million. This decrease in the 1998 net loss was primarily attributable to the increase in gross profit levels and decrease in operating costs as described above. In addition, interest expense decreased $.4 million, of which $.3 million is from ongoing operations reflecting reduced financing requirements. Analysis of Financial Position, Liquidity and Capital Resources

     The Company's primary liquidity needs are to fund accounts receivable and inventories. The Company has historically financed its working capital requirements through a combination of internally generated cash, short-term borrowings under bank lines of credit, loans from affiliates and in 1994 and 1995, the proceeds from an IPO. The Company's working capital at December 31, 1999 was $.6 million as compared to $.5 million at December 31, 1998.

     On May 19, 1999 the Company executed a financing agreement effective as of May 24, 1999 with Business Alliance Capital Corp., an asset base lender. Under the terms of this agreement, the Company is authorized to borrow a maximum of $2,500,000 against certain assets, including eligible inventory and receivables. The Company used a portion of these proceeds to pay off it's former lender so that Business Alliance Capital Corp. is now the Company's sole lender.

     The following table summarizes cash provided by (used in) the Company's business activities for the past three years:

                                             1997         1998          1999
                                            ------       ------        ------
(Dollars in thousands)

Operating activities..................$      4,137    $      928    $   (797)
Investing activities..................        (605)          494        (240)
Financing activities..................      (3,700)       (1,378)      1,037
Increase (decrease) in cash...........        (168)           44           -

     Operating Activities. The net use of cash in 1999 was principally due to the increase in accounts receivable of $1.2 million and inventories of $1.1 million. These increases reflect the increased sales levels particularly in the fourth quarter and the stocking of inventory levels to support the increased sales volume.

     Investing Activities. Cash uses in 1999 primarily reflect the upgrade of computer and related systems and building renovations relating to the Company's lease reconfiguration.

     Financing Activities. During 1999, the Company increased the amounts outstanding under its line of credit by $1.1 million to $2.3 million at December 31, 1999. Notes payable to employees decreased by $65,000.

Seasonality

     The jewelry business is highly seasonal, with the fourth calendar quarter, which includes the Christmas shopping season, historically contributing the highest sales of any quarter during the year. Net sales in the third quarter 1998 include the results from DACO through August 31, 1998. The fourth quarter 1998 does not reflect any results from DACO. Seasonality cannot be predicted or counted upon, and the results of any interim period are not necessarily indicative of the results that might be expected during a full fiscal year.

     The following table sets forth the Company's unaudited net sales for the periods indicated (dollar amounts are in thousands):

                                     Year Ended December 31,
                      --------------------------------------------------------
                      1997               1998                  1999
                     Amount    %        Amount         %      Amount         %
                    --------------     -----------------     -------------------
First Quarter       $ 6,051   23.7     $ 4,687      28.7     $ 2,819       16.8
Second Quarter        5,329   20.9       5,242      32.1       2,886       17.2
Third Quarter         5,955   23.3       3,234      19.8       3,413       20.3
Fourth Quarter        8,188   32.1       3,174      19.4       7,682       45.7
                     ------  ------     -------    ------    --------     ------
Total               $25,523  100.0     $16,337     100.0     $16,800      100.0
                     ======  ======     =======    ======    ========     ======

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

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

Directors and Executive Officers

     The following table sets forth certain information as of the date hereof with respect to the directors and executive officers of the Company.

Name                   Age   Position
----                   ----  --------
Joseph K. Lau           52   Chairman of the Board of Directors: President of
                             IWI Holding Limited, Principal Financial Officer
Richard J. Mick         59   Vice President - Sales and Director
Norman S.W. Chui        28   Director
Connie S. Yui           49   Inventory Manager and Director
Joseph A. Benjamin      57   Director
Samuel H. Lou           46   Director

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

     Norman S. W. Chui joined the Company in December, 1997 as Senior Manager/Secretary and Director. Prior to joining the Company, Mr. Chui was a consultant with Eclipse Information Systems of Darien, IL and prior to thereto was a consultant for Arthur Andersen & Co., which he joined following graduation from the University of Illinois in 1994. Mr. Chui resigned from the Company in January, 2000 but remains active as a member of the Board.

     Connie S. Yui joined the Company in March, 1985 and has served as the Product Development Manager and is responsible for inventory control and pearl assembly.

     Joseph A Benjamin has served as a Director of the Company since December, 1997. Mr. Benjamin is a CPA with his own accounting firm in Chicago, Illinois.

     Samuel H. Lou has served as a Director of the Company since December, 1997. Mr. Lou is a business consultant with his own firm in Chicago, Illinois.

Employment Contracts

     The Company has employment  contracts with one officer of Imperial.  Joseph
K. Lau is employed by Imperial pursuant to a contract expiring July, 2001. The contract provides for at a base salary of $225,000 per year, and bonuses as determined by the Compensation Committee of the Board of Directors.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate cash compensation paid by the Company to all directors and officers as a group during 1999 was approximately $515,000.

     Certain officers of the Company will be entitled to bonuses from the Company based on performance criteria to be established by the Compensation Committee of the Board of Directors of the Company. Additionally, in December, 1993, the Company adopted a Stock Option Plan (the "Option Plan") to assist the Company and its subsidiaries in retaining the service of current employees, motivating selected key management personnel, and attracting new management by providing the opportunity for such personnel to acquire a proprietary interest in the Company and thereby share in its growth and success. Participation in the Option Plan and the granting of options under the Option Plan are made by the Compensation Committee of the Board of Directors, subject to ratification by the Board. Pursuant to the Option Plan, a total of 150,000 shares of Common Stock are reserved for issuance. The Option Plan requires that the exercise price of the option be the fair market value of the Company's stock on the date of the grant of the option but not less than $8.50 per share. The fair market value for purposes of the Option Plan is for so long as Common Stock is quoted on the NASDAQ Small Cap, the final closing sales price per share on the date of the grant. The exercise price with respect to any option must be paid in cash. As of the date hereof, options to purchase 20,000 shares of Common Stock had been granted and are outstanding under the Option Plan.

     The Company, during 1995, also adopted a Non-Qualified Stock Option Plan (the "Non-Qualified Plan"). A total of 600,000 shares are reserved for issuance under the Non-Qualified Plan. The Non-Qualified Stock Option Plan provides for the granting of options and stock appreciation rights to non-employee directors, key management employees and consultants and is administered by the Compensation Committee. The terms of any options and/or stock appreciation rights granted under the Non-Qualified Plan shall be determined by the Compensation Committee provided that options may not be exercisable for a term longer than ten years and may not be exercisable at a price less than the stated value of the Common Stock. No options or stock appreciation rights had been granted under the Non-Qualified Stock Option Plan as of December 31, 1999.

In addition, the Company maintains a defined contribution plan which has both a profit sharing feature and a 401(k) savings feature (the "Plan"). Under the profit sharing portion of the Plan, contributions are an amount determined by the Company's Board of Directors. Subject to certain limitations required by law, the Company's contribution is allocated to each participant who is employed by the Company at the end of the Plan year in the proportion that the total compensation paid by the Company to each participant bears to the aggregate compensation paid by the Company to all participants during such Plan year. Under the 401(k) savings feature, eligible employees may elect, subject to certain limitations required by law, to defer payment of up to 15% of their compensation. The Plan provides that if an employee defers payment, the Company will contribute 50% of the first 6% of compensation deferred, by making a cash payment to the Plan on behalf of such participant. Contributions by the Company to the profit sharing feature of the plan, and earnings thereon, vest based on the participant's years of service with the Company, vesting 20% per year after one year of service and being fully vested after six years of service. Employee contributions are always 100% vested. Contributions by the Company to the 401(k) savings feature vest on the employees first day of employment. All contributions vest, regardless of years of service, upon termination of employment by reason of death of disability, attainment of age 62 or the termination of the Plan. After termination of employment, an employee is entitled to receive the distribution of his or her entire vested interest in the Plan in a lump sum, in installments for a specific period of time, or an annuity for life. The amounts held under the Plan are invested according to the instructions of the participant in investment funds designated by the plan administrator. The Company made contributions to the Plan during 1999 and 1998 of $42,000 and $31,000, respectively.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     Pursuant to the Company's Option Plan, the Company presently has outstanding incentive stock options to purchase 20,000 shares of the Company's Common Stock, of which no options to purchase shares are held by officers of the Company, are exercisable at $8.50 per share and expire in January of 2000.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     All transactions between the Company, its officers, directors, principal shareholder or affiliates, whether presently existing are, or in the future will be, in the belief of management, on terms no less favorable to the Company than may be obtained from unaffiliated third parties.

     Rhine Jewellery Limited (Rhine), located in Hong Kong and the Company's principal supplier through 1997, is a subsidiary of Rhine Holding Limited, a former major stockholder of the Company. For the years ended December 31,1999, 1998, and 1997, the Company's purchases of products from Rhine were approximately $0, $900,000 and $ 4,200,000 respectively. During 1998, Rhine Holding Limited filed for bankruptcy in Hong Kong and purchases from Rhine ceased.

     Since 1998, some of the Company's products were purchased from a manufacturer in Hong Kong, which is managed by a relative of an officer of the Company. For the years ended December 31, 1999 and 1998, the Company's purchases from this manufacturer were approximately $5,000,000 and $700,000 respectively.

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

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

     (a)  Financial Statements                                            Page
          ---------------------                                          -------

        Report of Independent Auditors.................................    F-1
        Consolidated Balance Sheets as of December 31, 1999 and 1998.. F-2 Consolidated Statements of Operations of Each of the Years
            in the Three-Year Period Ended December 31, 1999...........    F-3
        Consolidated Statements of Shareholders' Equity for Each of the
            Years in the Three-Year Period Ended December 31, 1999.....    F-4
        Consolidated Statements of Cash Flows for Each of the Years in
            the Three-Year Period Ended December 31, 1999..............    F-5
        Notes to Consolidated Financial Statements.....................    F-7

                     Financial Statement Schedules (1).................

            I - Condensed Financial Information of Registrant..........   F-25
            II - Valuation and Qualifying Accounts.....................   F-28

-----------------------

(1) All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule.

     (b)  Exhibits

Exhibit
Number                        Description
-------                    -------------------
2.1* Bill of Sale dated February 4, 1995 re: acquisition of assets of Ullenberg Corporation (1)
2.2*      Stock Purchase Agreement relating to DACO Manufacturing Ltd. (3)
3.1* Amended and Restated Memorandum of Association and Articles of Association of IWI Holding Limited (2)
4.1*      Specimen Form of Common Stock certificate (2)
10.1* Lease Agreement between Imperial World, Inc. and American National Bank and Trust Company of Chicago dated October 15, 1993 for the site in Westmont, Illinois (2)
10.2*     Stock Option Plan (2)
10.3*     Amended and Restated  Credit  Agreement dated June, 1996 between
          Rhode Island Hospital Trust National Bank and Imperial World, Inc. (2)
10.4*     Indemnity Agreement (2)
10.5*     Profit Sharing Plan (2)
10.6*     Territorial Agreement (2)
10.8*     IWI Holding Limited 1995 Non-Qualified Stock Option Plan (4)
10.10*    Employment Contract with Joseph K. Lau
10.11*    Financing Agreement with Business Alliance Capital Corp.
10.12*    Settlement Agreement with Richard W. Sigman
10.13*    Settlement Agreement with Bruce W. Anderson
10.14*    Amended Lease Agreement
10.15*    DACO Sales Agreement
27.1 *    Financial Data Schedule
--------------------

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


                                      IWI HOLDING LIMITED


                                      By:/s/ Joseph K. Lau
                                         --------------------------
                                         Joseph K. Lau
                                         Chairman


                                      By: /s/ Richard J. Mick
                                         --------------------------
                                         Richard J. Mick
                                         Vice President - Sales and Director


                                      By: /s/ Norman S.W. Chui
                                         --------------------------
                                         Norman S. W. Chui
                                         Director



                                      By: Connie S. Yui
                                         --------------------------
                                          Connie S. Yui
                                          Inventory Manager and Director


                                      By: /s/ Joseph A. Benjamin
                                         --------------------------
                                         Joseph A. Benjamin
                                         Director


                                      By: /s/ Samuel H. Lou
                                         --------------------------
                                         Samuel H. Lou
                                         Director


Dated:  June  16, 2000

                                 C O N T E N T S


                                                         Reference       Page
                                                        -----------     ------
Independent Auditor's Report                                                1

Consolidated Balance Sheets                              Exhibit A        2-3

Consolidated Statements of Operations                    Exhibit B          4

Consolidated Statements of Stockholders' Equity          Exhibit C        5-6

Consolidated Statements of Cash Flows                    Exhibit D        7-8

Notes to Consolidated Financial Statements                               9-21


Condensed Financial Information of Registrant            Schedule I

     Balance Sheets                                                        22

     Statements of Income (Loss) and Accumulated Deficit                   23

Note to Condensed Financial Statements                                     24

Valuation and Qualifying Accounts                        Schedule II    25-26

                          INDEPENDENT AUDITOR'S REPORT


The Board of Directors
IWI Holding Limited
Westmont, Illinois

We have  audited the  accompanying  consolidated  balance  sheets of IWI HOLDING
LIMITED as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. Our audits also included the financial statement schedules listed in the index at item 19(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits. The financial statements and schedules of the Company for the year ended December 31, 1997, were audited by other auditors whose report, dated February 20, 1998, except for Note 4 and paragraph 1 of Note 6 as to which the date was June 26, 1998, expressed an unqualified opinion, assuming the Company continued as a going concern.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IWI HOLDING LIMITED as of December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles. In addition, the information set forth in schedules listed in the index at item 19(a) is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.



s/Blackman Kallick Bartelstein, LLP
Chicago, Illinois
January 31, 2000

                       CONSOLIDATED BALANCE SHEETS FOLLOW


                               IWI HOLDING LIMITED

                           Consolidated Balance Sheets
                        (In Thousands, Except Share Data)

                           December 31, 1999 and 1998

================================================================================
                                 ASSETS (Note 4)
                                --------
                                                           1999           1998
                                                          ------         ------
Current Assets
     Cash                                               $     82       $    82
     Accounts receivable, less allowance for doubtful
       accounts of $625 in 1999 and $280 in 1998           2,839         1,749
     Inventories                                           4,800         3,686
     Prepaid expenses                                        104           107
                                                         --------      --------
                   Total Current Assets                    7,825         5,624
                                                         --------      --------
Property and Equipment                                     2,862         2,623
     Less accumulated depreciation                        (1,974)       (1,678)
                                                         --------      --------
                   Property and Equipment, Net               888           945
                                                         --------      --------
                                                        $  8,713       $ 6,569
                                                         ========      ========

   The accompanying notes are a part of the consolidated financial statements

                                                                    EXHIBIT A
                                                                   ------------

================================================================================

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                     --------------------------------------

                                                              1999       1998
                                                             ------     -------
Current
     Lines of                                              $   2,319   $ 1,217
     Notes payable                                                60       125
     Accounts payable - Trade                                  1,858     1,655
     Accounts payable to affiliated companies                  1,786     1,423
     Accrued advertising                                         373       181
     Accrued liabilities                                         845       553
                                                             --------  --------
                 Total Current Liabilities                     7,241     5,154
                                                             --------  --------
Stockholders' Equity
     Preferred stock - $1 par value; authorized - 5,000,000
       shares; issued and outstanding - 3,644,880 shares       3,645     3,645
     Common stock - No par value; authorized - 10,000,000
       shares; issued and outstanding - 2,554,700 shares           -         -
     Additional paid-in capital                               12,446    12,446
     Accumulated deficit                                     (14,619)  (14,676)
                                                             --------  --------
                   Total Stockholders' Equity                  1,472     1,415
                                                             --------  --------
                                                           $   8,713   $ 6,569
                                                             ========  ========


   The accompanying notes are a part of the consolidated financial statements

                                                                      EXHIBIT B
                                                                     -----------

                               IWI HOLDING LIMITED

                      Consolidated Statements of Operations
                        (In Thousands, Except Share Data)

                  Years Ended December 31, 1999, 1998 and 1997

================================================================================

                                             1999         1998           1997
                                            ------       ------         ------
Net Sales                                 $ 16,800    $  16,337       $ 25,523
Cost of Sales                               11,549       12,650         24,018
                                          ---------    ---------      ---------
Gross Profit                                 5,251        3,687          1,505
Selling, General and Administrative
  Expenses                                   4,969        6,143          8,521
(Gain) Loss on Assets Held for Disposal          -         (110)         2,300
                                          ---------    ---------      ---------
Income (Loss) from Operations                  282       (2,346)        (9,316)
Interest Expense                              (225)        (430)          (832)
                                          ---------    ---------      ---------
Income (Loss) Before Income Taxes               57       (2,776)       (10,148)
Income Tax Benefit                               -          (67)           (14)
                                          ---------    ---------      ---------
Net Income (Loss)                         $     57     $ (2,709)      $(10,134)
                                          =========    =========      =========
Net Income (Loss) Per Common Share        $   0.02     $  (1.06)         (3.96)
                                          =========    =========      =========
Weighted-Average Number of Common
  Shares Outstanding                     2,554,700    2,554,700      2,558,217
                                         ==========   ==========     ==========


   The accompanying notes are a part of the consolidated financial statements

                               IWI HOLDING LIMITED

                 Consolidated Statements of Stockholders' Equity
                        (In Thousands, Except Share Data)

                  Years Ended December 31, 1999, 1998 and 1997

================================================================================

                                     Preferred Stock          Common Stock
                                  Number of               Number of
                                   Shares      Amount     Shares         Amount
                                  ---------   -------     ---------      -------
Balance, January 1, 1997         3,664,880    $ 3,645   2,582,900     $      -
Repurchase of Common Stock               -          -     (28,200)           -
Net Loss                                 -          -           -            -
                                 ----------   --------  ----------     --------
Balance, December 31, 1997       3,664,880      3,645   2,554,700            -
Net Loss                                 -          -           -            -
                                 ----------   --------  ----------     --------
Balance, December 31, 1998       3,664,880      3,645   2,554,700            -
Net Income                               -          -           -            -
                                 ----------   --------  ----------     --------
Balance, December 31, 1999       3,664,880    $ 3,645   2,554,700      $     -
                                 ==========   ========  ==========     ========


   The accompanying notes are a part of the consolidated financial statements

                                                                     EXHIBIT C
                                                                    -----------




================================================================================

   Additional
    Paid-In         Accumulated
    Capital           Deficit          Total
  ------------      ------------     ---------
 $   12,475       $  (1,833)        $  14,287
        (29)              -                29
          -         (10,134)          (10,134)
   ----------      ----------        ----------
     12,446         (11,967)            4,124
          -          (2,709)           (2,709)
   ----------      ----------        ----------
     12,446         (14,676)            1,415
          -              57                57
   ----------      ----------        ----------
 $   12,446        $(14,619)       $    1,472
   ==========      ==========        ==========

                                                                      EXHIBIT D
                                                                     -----------
                                                                       (Page 1)

                               IWI HOLDING LIMITED

                      Consolidated Statements of Cash Flows
                                 (In Thousands)

                  Years Ended December 31, 1999, 1998 and 1997
================================================================================

                                                               1999       1998           1997
                                                              ------     ------         ------

Cash Flows from Operating Activities
     Net income (loss)                                       $   57    $  (2,709)   $  (10,134)
     Adjustments to reconcile net income (loss) to
        net cash (used in) provided by operating activities
        Depreciation and amortization                           297          252           955
        Loss on sale of assets                                    -            7             -
        Provision for doubtful accounts                         125          177           865
        Deferred income taxes                                     -            -            46
        (Gain) loss on assets held for disposal                   -         (110)        2,300
        (Increase) decrease in
            Accounts receivable                              (1,215)       1,432         3,335
            Inventories                                      (1,114)       2,340         4,837
            Refundable income taxes                               -            -           432
            Prepaid expenses                                      3           38           (58)
        Increase (decrease) in
            Accounts payable - Trade                            203         (512)          100
            Accounts payable to affiliated company              363          187         1,760
            Accrued liabilities                                 484         (174)         (101)
                                                             -------      --------     ---------
                   Net Cash (Used in) Provided by
                   Operating Activities                        (797)         928         4,137
                                                             -------      --------     ---------
Cash Flows from Investing Activities
     Purchases of property and equipment                       (240)         (11)         (605)
     Proceeds from sale of equipment                              -            5             -
     Proceeds from sale of assets held for disposal               -          500             -
                                                             -------      --------     ---------
                   Net Cash (Used in) Provided by
                     Investing Activities                      (240)         494          (605)
                                                             -------      --------     ---------


   The accompanying notes are a part of the consolidated financial statements

                                                                     EXHIBIT D
                                                                    ------------
                                                                      (Page 2)

                               IWI HOLDING LIMITED

                      Consolidated Statements of Cash Flows
                                 (In Thousands)

                  Years Ended December 31, 1999, 1998 and 1997
================================================================================

                                                         1999      1998       1997
                                                        ------    ------     ------

Cash Flows from Financing Activities
     (Payments to) borrowings from notes payable
       employees                                       $    65  $    125    $     -
     Borrowings from (payments on) lines of credit, net  1,102    (1,503)    (2,964)
     Payments on notes payable to stockholders and
       payable to affiliate                                  -         -          -
     Repurchase of common stock                              -         -          -
                                                        --------  --------   --------
                   Net Cash Provided by (Used in)
                     Financing Activities                1,037    (1,378)    (3,700)
                                                        --------  --------   --------
Net Increase (Decrease)  in Cash                             -        44       (168)
Cash, Beginning of Year                                     82        38        206
                                                        --------  --------   --------
Cash, End of Year                                      $    82  $     82    $    38
                                                        ========  ========   ========


   The accompanying notes are a part of the consolidated financial statements

                              IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1999, 1998 and 1997
================================================================================


NOTE 1 - DESCRIPTION OF BUSINESS AND ACQUISITIONS

IWI Holding Limited (Holding) was incorporated in the British Virgin Islands on February 22, 1993. Holding and its wholly owned subsidiaries (together, the Company) import, manufacture, and wholesale fine jewelry. The Company also imports pearls for assembly and resale through its wholly owned subsidiary, Imperial World, Inc. (Imperial). Sales to Canada were discontinued during 1998 due to the sale of the Daco subsidiary. See Note 3.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation
-------------
All significant intercompany transactions have been eliminated.

Inventories
-----------
Inventories, primarily consisting of finished goods, are stated at the lower of first-in, first-out (FIFO) cost or market.

As of December 31, 1997, management determined that the Company's inventory was in excess of its requirements measured by its existing and anticipated level of sales. Accordingly, based on the existing market conditions, inventory valuation reserves of $1,800,000 were recorded as of December 31, 1997, for the anticipated losses from the completion of the plans initiated to maintain liquidity and reduce inventory to desired levels. These inventory reduction plans were substantially completed as anticipated.

Net sales during 1998 continued at a level much lower than anticipated, and management initiated another inventory reduction plan. Approximately $673,000 of additional reserves were established during 1998 for the further reduction of inventory under this plan. An inventory valuation reserve of $1,778,000 remained as of December 31, 1998. This inventory reduction plan was substantially completed as anticipated.

                               IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1999, 1998 and 1997
================================================================================


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Inventories (Continued)
-----------
As of December 31, 1999, the inventory valuation reserve is $1,440,000 , which the Company's management believes is adequate for any future liquidations. The Company did not record any expense during 1999 for future liquidations.

Depreciation
------------
Property and equipment are stated at historical cost and depreciated primarily on a straight-line basis over their estimated useful lives. Useful lives range from three to ten years for machinery, equipment and leasehold improvements.

Income Taxes
------------
Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse.

Fair Value of Financial Instruments
-----------------------------------
The Company's financial instruments include accounts receivable, accounts payable, accrued liabilities and notes payable. The fair values of all financial instruments were not materially different than their carrying values.

Accounting Estimates
--------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires Company management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock-Based Compensation
------------------------
The Company has granted stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and, accordingly, recognizes no compensation expense for the stock option grants.

                               IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1999, 1998 and 1997
================================================================================


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs
-----------------
The Company expenses all advertising costs as incurred. Advertising costs were approximately $672,180, $436,000, 658,000 for 1999, 1998 and 1997, respectively.

Foreign Currency
----------------
The functional currency of the Company is the U.S. dollar. Transactions arising in foreign currencies have been translated at rates in effect at the dates of the transactions. Gains or losses during the year have been included in net income (loss).

Income (Loss) Per Common Share
------------------------------
Effective in 1997, the Company adopted the provisions of FASB No. 128, "Earnings Per Share." Income (loss) per common share is computed by dividing net income
(loss) by the weighted-average number of common shares outstanding during the period. When dilutive, stock options and warrants are included as share equivalents using the treasury stock method in the calculation of diluted earnings per share. Basic and diluted net income (loss) per common share are the same for the years ended December 31, 1999, 1998 and 1997. Common stock equivalents of the Company were antidilutive for the years ended December 31, 1998 and 1997 and were not material for the year ended December 31, 1999.

Segment Information
-------------------
In the fourth quarter of 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement supercedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. This statement requires disclosure of certain information by reportable segment, geographic area and major customer.

The Company imports, manufactures and wholesales fine jewelry. Substantially all the Company's sales are within the United States. The Company operates this product line as one operating segment, which is deemed one reportable segment for purposes of this disclosure.

                               IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1999, 1998 and 1997
================================================================================

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income (Loss)

As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income (loss) and its components in the financial statements. Components of comprehensive income
(loss) include amounts that, under SFAS No. 130, are included in the comprehensive income (loss) but are excluded from net income (loss). There were no significant differences between the Company's net loss and comprehensive loss.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instrument and Hedging Activities." SFAS No. 133 is effective for the fiscal years beginning after June 15, 2000. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair market value. Changes in the fair value of derivatives are recorded each period in the current earnings or other comprehensive income (loss) depending on whether a derivative is designed as part of a hedge transaction and, if so, the type of hedge transaction involved. The Company does not expect that adoption of SFAS No. 133 will have a material impact on its consolidated financial position or results of operation, as the Company does not currently hold any derivative financial instruments.

NOTE 3 - LOSS ON ASSETS HELD FOR DISPOSAL

In connection with management's plan to increase liquidity, the Company completed the sale of its Daco subsidiary in August 1998. As of December 31, 1997, the carrying value of the net assets of Daco were reduced to fair value (approximately $363,000) based on an estimate of the selling value less costs to sell. The selling value had been determined based on a written offer received and accepted in principle by the Company on June 26, 1998. The Company recognized a loss of $2,300,000 in 1997 from this sale.

During 1998, the Company recognized a gain of $110,000 based upon the final selling value less costs to sell. Daco had net sales of approximately $4.8 million and $10.4 million in 1998 and 1997, respectively, and a net loss of $299,000 and $26,000 in 1998 and 1997, respectively.

                               IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1999, 1998 and 1997
================================================================================

NOTE 4 - CREDIT ARRANGEMENTS

On May 24, 1999, the Company entered into an agreement with a financial institution, whereby Imperial can borrow up to $2.5 million payable on demand. The total credit facility is governed by a formula, as defined in the agreement, based principally on accounts receivable and inventory levels. This agreement provides, among other things, that the credit facilities are collateralized by substantially all assets of Imperial. Under this new demand facility, interest is calculated at 3% over prime. The agreement contains certain reporting and financial covenants, which the Company is required to maintain. The agreement can be terminated by the Company with 30 days' written notice, or by the lender upon certain events as specified in the loan agreement. An officer of the Company has personally guaranteed up to $1,000,000 of this borrowing. As of December 31, 1999, borrowing under this credit agreement was $2,319,000.

During 1998, the Company had an agreement with a bank, whereby they borrowed funds through a line of credit, which bore interest at 12.75% as of December 31, 1998. The borrowings under this line of credit as of December 31, 1998 was $1,217,124.

NOTE 5 - STOCKHOLDERS' EQUITY

The 3,644,880 issued preferred shares are redeemable at the Company's option after March 21, 1997, at an amount not to exceed 50% of net income in excess of $15 million for the preceding year. If not redeemed, the preferred shares will begin to accrue a 4% noncumulative dividend at that date. The preferred shares have voting rights equivalent to one-half vote per share and a $1 per share liquidation preference.

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

In February 1996, the Company's Board of Directors authorized the repurchase of up to 350,000 shares of its common stock. As of December 31, 1999, 89,050 common shares had been repurchased and retired.

                               IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1999, 1998 and 1997
================================================================================


NOTE 6 - STOCK OPTION PLANS

The Company has 150,000 shares of common stock reserved for options, which may be granted to directors, officers and key employees under a stock option plan adopted in 1994. The exercise price of the options shall not be less than the greater of $8.50 per share or the fair market value of the stock on the date the option is granted. The only options outstanding as of December 31, 1999 and 1998 were 20,000 shares, at an exercise price of $8.50 per share granted in 1995. During 1998, 60,000 shares were canceled.

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

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective input assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                               IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1999, 1998 and 1997
================================================================================

NOTE 6 - STOCK OPTION PLANS (Continued)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the respective option. The Company's pro forma net income (loss) and pro forma net income (loss) per share, respectively, for the years ended December 31, 1999, 1998 and 1997 would be $13,000 and $.01; ($2,752,000) and ($1.07); and ($8,985,000) and ($3.42),
respectively.

The weighted-average exercise price of options outstanding as of December 31, 1999 and 1998 is $8.50. The weighted-average remaining contractual life of options outstanding expired as of December 31, 1999.

NOTE 7 - RELATED PARTY TRANSACTIONS

Rhine Jewelry Limited (Rhine), located in Hong Kong and the Company's principal supplier for 1997, is a subsidiary of Rhine Holding Limited, a former major stockholder of the Company. For the years ended December 31, 1999, 1998 and 1997, the Company's purchases from Rhine were approximately $0, $900,000 and $4,200,000, respectively.

Since 1998, some of the Company's products were purchased from a manufacturer in Hong Kong, which is managed by a relative of an officer of the Company. For the years ended December 31, 1999, 1998 and 1997, the Company's purchases from this manufacturer were approximately $5,000,000, $700,000 and $0, respectively.

                               IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1999, 1998 and 1997
================================================================================

NOTE 8 - INCOME TAXES

The following table summarizes income taxes (benefits):

                                               Year Ended December 31
                                       -----------------------------------------
                                        1999           1998              1997
                                       ------         ------            ------
                                                  (In Thousands)
Current
        U.S. federal                  $    -         $     -          $      -
        U.S. state                         -               -                90
        Other                              -             (67)               30
                                       -------       ---------        ---------
                                           -             (67)              (60)
                                       -------       ---------        ---------
Deferred
        U.S. federal                       -               -                 -
        U.S. state                         -               -                 -
        Other                              -               -               (46)
                                       -------       ---------        ---------
                                           -               -               (46)
                                       -------       ---------        ---------
Income Taxes                          $    -         $   (67)         $    (14)
                                       =======       =========        =========
Income (loss) before income taxes
        United States                     57          (2,410)           (7,898)
        Other                              -            (366)           (2,250)
                                       -------       ---------        ---------
                                      $   57         $(2,776)       $  (10,148)
                                       =======       =========        =========

                               IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1999, 1998 and 1997
================================================================================


NOTE 8 - INCOME TAXES (Continued)

The differences between the U.S. federal statutory tax rate and the Company's effective tax rate are as follows:

                                              Year Ended December 31
                                        --------------------------------------
                                         1999             1998           1997
                                        ------           ------         ------
U.S. federal statutory tax rate         (34.0)%          (34.0)%       (34.0)%
Excess foreign income taxes (benefit)       -             (2.1)          1.0
State income taxes (net of U.S.
  federal income tax benefit)               -                -             -
Change in valuation allowance            34.0             34.6          31.0
Other                                       -              (.9)          2.0
                                       -------          --------      ---------
Consolidated Effective Tax Rate             -%            (2.4)%           -%
                                       =======          ========      =========


The components of deferred income taxes are as follows as of December 31:

                                                  1999             1998
                                                 ------           -------
                                                      (In Thousands)
Deferred Tax Assets (Liabilities)
     Loss carryforwards                        $   5,364       $   5,390
     Accounts receivable                             217             109
     Inventories                                     624             743
     Property and equipment                          (20)            (72)
     Other                                            25              12
                                                 --------       ---------
                                                   6,210           6,182
Less:  Valuation allowance                        (6,210)         (6,182)
                                                 --------       ----------
Net Deferred Tax Liability                     $       -       $       -
                                                 --------       ----------

                               IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1999, 1998 and 1997
================================================================================

NOTE 8 - INCOME TAXES (Continued)

For income tax purposes, the Company has a net operating loss carryforward of approximately $12.5 million, which expires through 2013, and a capital loss carryforward of approximately $2.3 million, which expires in 2003. Under the Tax Reform Act of 1986, the benefits from net operating losses carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the amount of net operation losses that the Company may utilize in any one year include, but are not limited to a cumulative ownership charge of more than 50% over a three-year period. The impact of any deemed ownership charges of this nature, has not been determined as of December 31, 1999.

NOTE 9 - SUPPLEMENTAL CASH FLOW INFORMATION
                                                 Year Ended December 31
                                        ----------------------------------------
                                          1999           1998              1997
                                        --------        ------            ------
                                                    (In Thousands)
Cash paid for income taxes              $    -        $     -          $     11
Cash paid for interest                     207            477               867


NOTE 10 - EMPLOYEE BENEFIT PLAN

Imperial sponsors a defined-contribution, profit sharing plan (Plan) covering substantially all full-time employees who have completed one year of service. Company contributions to the Plan are discretionary, determined by the Board of Directors and fully vest to employees upon completion of six years of service. The Plan has a voluntary 401(k) savings feature. Participants may contribute up to 15% of their compensation to the Plan. Imperial matches 50% of the first 2% of compensation that a participant contributes. As of July 1, 1998, the matching portion was increased to 50% of the first 6% of compensation that a participant contributes. The matching is discretionary and decided annually by the Board of Directors. Participant and employer-matched contributions to the Plan are 100% vested. Company contributions were approximately $42,000, $31,000 and $15,000, in 1999, 1998 and 1997, respectively.

                               IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1999, 1998 and 1997
================================================================================

NOTE 11 - SIGNIFICANT CUSTOMERS

The Company derived 44%, 33% and 21% of its net sales from one customer during 1999, 1998 and 1997, respectively.

NOTE 12 - COMMITMENTS AND CONTINGENCY

Litigation
----------
The Company is a codefendant in a class action lawsuit brought by a stockholder in 1996 who alleges the Company misrepresented its financial position in interim financial statements. The stockholder is seeking damages of $11 million. The Company disputes the stockholder's allegations and believes that they would ultimately prevail in the litigation. During November 1999, the Company and the plaintiff entered into negotiations to settle the claim against the Company. Because of the cost and uncertainty of litigation, the parties reached an agreement in principal to settle the claim for a significantly lesser amount, which was accrued as of December 31, 1999. The plaintiff and the Company have not yet executed a formal settlement agreement. Moreover, the settlement agreement is subject to court approval and the Company may decline to proceed with the agreement if a significant number of class members "opt out" of the settlement.

Operating Leases
----------------
Imperial is obligated under a lease on its operating facility for minimum rentals as well as real estate taxes and other operating expenses through October 2003, with an option for an additional five years. During 1999, Imperial consolidated into a smaller space within the premises.

The future minimum lease payments required under these leases as of December 31, 1999, approximated the following (in thousands):

Year Ending December 31,
           2000                                              $  125
           2001                                                 129
           2002                                                 133
           2003                                                 125
                                                              ------
Total Minimum Lease Payments                                 $  512
                                                              ======

Rent expense included in the accompanying statements of operations amounted to $173,686, $414,340 and $463,000 for 1999, 1998 and 1997, respectively.

                               IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1999, 1998 and 1997
================================================================================


NOTE 12 - COMMITMENTS AND CONTINGENCY (Continued)

Employment Agreements

The Company has an employment agreement with an officer expiring on July 31, 2001. The agreement includes provisions for severance payments for the longer of one additional year or any period for which the employee is required not to compete.

The future minimum annual compensation payments as required under the agreement as of December 31, 1999, approximated the following (in thousands):

         2000                               $  235
         2001                                  146
                                             ------
                                            $  381
                                             ======

                               IWI HOLDING LIMITED

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 1999, 1998 and 1997
================================================================================


NOTE 13 - GEOGRAPHIC SEGMENT INFORMATION

Financial information as of and for the years ended December 31, 1999, 1998 and 1997, summarized by geographic area, is as follows:

                                           United
  1999                                     States         Canada (1)      Eliminations     Consolidated
 ------                                   ---------       -----------    --------------   --------------

     Total Revenues - Unaffiliated
         customers                       $   16,800      $     -          $      -         $  16,800
                                          ==========      =======          ========         =========
     Income from operations              $      282      $     -          $      -         $     282
                                          ==========      =======          ========         =========
     Assets - Identifiable assets        $    8,713      $     -          $      -         $   8,713
                                          ==========      =======          ========         =========

1998
     Total Revenues - Unaffiliated
        customers                        $   11,507      $ 4,830          $      -         $  16,337
                                          ==========      =======          ========         =========
     Loss from operations                $   (2,170)     $  (176)         $      -         $  (2,346)
                                          ==========      =======          ========         =========
     Assets - Identifiable assets        $    6,569      $                $      -         $   6,569
                                          ==========      =======          ========         =========

1997
     Total Revenues - Unaffiliated
          customers                      $   15,540      $ 10,395        $   (412)         $  25,523
                                           =========      =======         =========         =========
     Loss from operations                $   (7,314)     $ (2,002)       $      -          $  (9,316)
                                           =========      =======         =========         =========
     Assets - Identifiable assets        $   13,550      $  7,572        $ (9,967)         $  11,155
                                           =========      =======         =========         =========

(1)  DACO subsidiary sold in August 1998.  See note 3.


                                                                     SCHEDULE I
                                                                     ----------
                                                                      (Page 1)

                               IWI HOLDING LIMITED

                  Condensed Financial Information of Registrant

                                 Balance Sheets

                           December 31, 1999 and 1998

================================================================================

                                     ASSETS
                                    --------
                                                          1999          1998
                                                         ------        ------
Cash                                                  $             $
Due from affiliate                                        500,000       500,000
Investments in wholly owned subsidiaries                  970,694       914,000
                                                       -----------   -----------
                  Total Assets                        $ 1,471,694   $ 1,415,000
                                                       ===========   ===========

                              STOCKHOLDERS' EQUITY
                              ---------------------

Preferred stock - $1 par value; authorized-5,000,000  $ 3,644,880   $ 3,644,880
  shares; issued and outstanding - 3,644,880 shares
Common stock - No par value; authorized - 10,000,000
  shares; issued and outstanding - 2,554,700 shares
Additional paid-in capital                             12,446,222    12,446,222
Accumulated deficit                                   (14,619,408)  (14,676,102)
                                                      ------------  ------------
                                                      $ 1,471,694   $ 1,415,000
                                                      ============  ============

The accompanying note is an integral part of the condensed financial statements

                                                                    SCHEDULE I
                                                                    -----------
                                                                      (Page 2)


                               IWI HOLDING LIMITED

                  Condensed Financial Information of Registrant

               Statements of Income (Loss) and Accumulated Deficit

                     Years Ended December 31, 1999 and 1998

================================================================================

                                                     1999              1998
                                                    ------            ------
Equity in net income (loss) of subsidiaries    $      56,694    $   (2,709,000)
Accumulated deficit, beginning of year           (14,676,102)      (11,967,102)
                                                 -------------    --------------
Accumulated deficit, end of year               $ (14,619,408)   $  (14,676,102)
                                                 =============    ==============


The accompanying note is an integral part of the condensed financial statements

                               IWI HOLDING LIMITED

                  Condensed Financial Information of Registrant

                     Note to Condensed Financial Statements

                     Years Ended December 31, 1999 and 1998

================================================================================

NOTE 1 - BASIS OF PRESENTATION

The Company's share of net income (loss) of its unconsolidated subsidiaries, all of which are wholly owned, is included in net income (loss) using the equity method. Parent-company-only financial statements should be read in conjunction with the Company's consolidated financial statements.

                                                                   SCHEDULE II
                                                                   -----------
                                                                     (Page 1)

                               IWI HOLDING LIMITED

                        Valuation and Qualifying Accounts

                     Years Ended December 31, 1999 and 1998
================================================================================

                                            Additions     Additions
                             Balance at    Charged to    Charged to                      Balance
                             Beginning     Costs and       Other                         at End
 Description                 of Period      Expenses      Accounts      Deductions      of Period
--------------              ------------  ------------  -----------    ------------    ------------

Year Ended
  December 31, 1997

     Allowance for
       Doubtful Accounts    $ 694,000     $ 865,000      $      -     $ 917,000  (1)  $   642,000

     Inventory Valuation
       Allowance            1,600,000     3,642,000             -     3,442,000  (2)    1,800,000

     Deferred Income
       Tax Valuation
       Allowance            2,734,000     2,487,000             -                       5,221,000

Year Ended
  December 31, 1998

     Allowance for
       Doubtful Accounts    $ 642,000     $ 177,000      $      -     $ 539,000 (1)   $   280,000

     Inventory Valuation
       Allowance            1,800,000       673,000             -       695,000 (2)     1,778,000

     Deferred Income
       Tax Valuation
       Allowance            5,221,000       961,000             -                       6,182,000


                                                                   SCHEDULE II
                                                                  -------------
                                                                     (Page 2)

                               IWI HOLDING LIMITED

                        Valuation and Qualifying Accounts

                     Years Ended December 31, 1999 and 1998
================================================================================

                                              Additions       Additions
                               Balance at     Charged to      Charged to                     Balance
                               Beginning      Costs and        Other                         at End
 Description                   of Period      Expenses        Accounts      Deductions     of Period
--------------                ------------   ------------    ------------  ------------    -----------

Year Ended
  December 31, 1999
     Allowance for
       Doubtful Accounts       $ 280,000      $ 125,000       $ 220,000    $      -        $  625,000
     Inventory Valuation
       Allowance               1,778,000              -               -     338,000  (2)    1,440,000
       Deferred Income
       Tax Valuation
       Allowance               6,182,000         28,000               -           -         6,210,000



(1)  Writeoff of uncollectible accounts
(2)  Inventory losses realized