Form 20-F
period 2000-12-31
IWI HOLDING LTD
filed 2001-05-16
CIK 923168

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F
(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

                   For the Fiscal Year Ended December 31, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]

        For the transition period from ______________ to _______________.

                           Commission File No. 0-25108

                               IWI HOLDING LIMITED
              ----------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                             British Virgin Islands
                 ----------------------------------------------
                 (Jurisdiction of Incorporation or Organization)

   P.O. Box 3340, Dawson Building, Road Town, Tortola, British Virgin Islands
                     Address of Principal Executive Offices

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

                                      None
                                 ---------------
                                (Title of Class)

As of April 16, 2001, the Registrant had outstanding 2,554,700 shares of Common Stock and 3,644,880 shares of Preferred Stock.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past twelve
(12) months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past ninety (90) days. Yes |X| No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17 [ ] Item 18|X|

                                TABLE OF CONTENTS

PART I
                                                                            Page
                                                                            ----

ITEM 1.     DESCRIPTION OF BUSINESS                                            3
ITEM 2.     DESCRIPTION OF PROPERTY                                            5
ITEM 3.     LEGAL PROCEEDINGS                                                  5
ITEM 4.     CONTROL OF REGISTRANT                                              5
ITEM 5.     NATURE OF TRADING MARKET                                           6
ITEM 6.     EXCHANGE CONTROLS AND OTHER LIMITATIONS
            AFFECTING SECURITY HOLDERS                                         6
ITEM 7.     TAXATION                                                           6
ITEM 8.     SELECTED CONSOLIDATED FINANCIAL DATA                               7
ITEM 9.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS                      8
ITEM 10.    DIRECTORS AND OFFICERS OF REGISTRANT                              11
ITEM 11.    COMPENSATION OF DIRECTORS AND OFFICERS                            12
ITEM 12.    OPTIONS TO PURCHASE SECURITIES FROM
            REGISTRANT OR SUBSIDIARIES                                        13
ITEM 13.    INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS                    13


PART II

ITEM 14.    DESCRIPTION OF SECURITIES TO BE REGISTERED                        13


PART III

ITEM 15.    DEFAULTS UPON SENIOR SECURITIES                                   13
ITEM 16.    CHANGES IN SECURITIES AND CHANGES IN
            SECURITY FOR REGISTERED SECURITIES                                13
PART IV

ITEM 17.    FINANCIAL STATEMENTS                                              13
ITEM 18.    FINANCIAL STATEMENTS                                              13
ITEM 19.    FINANCIAL STATEMENTS AND EXHIBITS                                 14


SIGNATURES                                                                    15

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

         This report contains  forward-looking  statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of the risks which the Company cannot foresee. Such risks include, but are not limited to an economic turndown, changes in government policies, financial difficulty with or loss of a major customer or interruption in supplies.

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

Products and Pricing

         The Company's principal products are fine jewelry of rings, earrings, pendants, bracelets and necklaces, made of 10, 14, 18 karat gold, set with diamonds, precious or semi-precious stones. In addition, the Company is also a major supplier of pearl products in the industry. The Company's products are currently sold in over 7,000 retail outlets. For the majority of products, the average wholesale price is approximately $65 with the prices ranging from approximately $20 to $500.

Purchasing

         The Company imports most of its jewelry from the People's Republic of China ("PRC"), Hong Kong and India. Approximately 35-40% of the Company's products are sourced in the U.S. Fresh water and cultured pearls are imported from the PRC, Japan and Hong Kong. The imported pearls are assembled by the Company into various pearl jewelry products. The Company purchases jewelry from a number of suppliers based on quality, pricing and available quantities.

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

Marketing

The primary marketing efforts are product design and customer support services. The Company markets its proprietary products and product designs through a selling team that includes company management, internal account executives and independent sales representative. Each major account has thorough involvement of internal sales management, to insure that quality of sales meet or exceed the company requirement.

Customers

The Company's customers consist of jewelry retail stores, mass merchandisers, such as Wal-Mart Stores, Inc., department stores, such as J.C. Penney Company, Inc., national jewelry chains, catalog showrooms and various specialty markets including The Home Shopping Network, Inc. The Company derived approximately 34% and 17% of its net sales from two customers during 2000. The Company has no long-term contracts with any customers, however, the core of each of its large volume purchasers have been customers for at least five years. The following table sets forth the approximate percentage of net sales for the major market segments for the periods indicated.

                                                Year Ended December 31,
                                             1998       1999          2000
                                             -----------------------------
         Jewelry retail stores                9.9%       5.8  %        5.2%
         Specialty markets                    4.6       11.2          20.9
         Mass merchandisers                  21.3        4.0           8.0
         Department stores                   55.1       57.5          49.8
         National Jewelry Chains              7.9       20.7          14.9
         Catalog showrooms                    1.2        0.8           1.2
                                           -------    --------      -------
                      Total                 100.0%     100.0  %      100.0%
                                           =======    ========      =======
Competition

The jewelry industry in the United States is highly fragmented, with little significant brand name recognition or consumer loyalty. Selection is generally a function of design appeal, perceived high value and quality in relation to price.

Jewelry stores alone account for an estimated $25 billion in annual sales in the United States. Retail jewelry sales have historically increased at a rate in excess of the inflation rate. This increase is principally attributable to the growth in the number of dual working households which in turn has increased the amount of disposable income for women, the largest group of jewelry purchasers. The rise in number of women in the workforce as well as strong economic conditions have increased the demand for women's business attire, including jewelry.

While many competitors may have a wider selection of products or greater financial resources, the Company believes its competitive position is enhanced by its information system, performance and its close relationship with its customers and vendors. Therefore, although the competition is intense, the Company believes it is well positioned in the jewelry industry.

Employees

As of March 1, 2001, the Company had 49 employees, including 2 executive officers, 5 persons in sales and merchandising, 32 persons in operations, and 10 persons in administrative and support functions. None of the employees is governed by a collective bargaining agreement and the Company considers its relations with its employees to be satisfactory.

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

ITEM 3. LEGAL PROCEEDINGS

In September 1996, Robert J. Rosen filed a class action lawsuit in the Supreme Court in the state of New York alleging claims of fraudulent misrepresentations by IWI Holding Limited and some Company officers, accountants and lawyers in connection with the Company's initial public offering on December 16, 1994, and in connection with the dissemination of financial data thereafter. The Plaintiff claims damages on behalf of the class in excess of $11,000,000, which allegedly resulted from a decline of the market value of the Company's common stock after the initial public offering.

The parties reached an agreement in principal to settle the claim for a significantly lesser amount, which was accrued as of December 31, 1999. The settlement agreement is subject to court approval and the Company may decline to proceed with the agreement if a significant number of class members "opt out" of the settlement.

ITEM 4. CONTROL OF REGISTRANT

The following table is furnished as of April 2, 2001, to indicate beneficial ownership of shares of the Company's Common Stock and Preferred Stock by (1) each shareholder of the Company who is known by the Company to be a beneficial owner of more than 10% of the Company's Common Stock or Preferred Stock and (2) all officers and directors of the Company as a group. The information in the following table was provided by such persons.

Name and Address               Amount and Nature of       Title of   Percent of     Percent of
of Beneficial Owner           Beneficial Ownership (1)     Class       Class       Voting Power
--------------------         -------------------------   ----------- -----------  --------------

Bamberg Company Ltd.                  918,750              Common       35.96%        20.99%
Bamberg Company Ltd.                3,644,880              Preferred   100.00%        41.64%
Joseph K. Lau                          15,000              Common        0.59%         0.34%
Richard J. Mick                        30,000              Common        1.17%         0.69%
Joseph A. Benjamin                     10,000              Common        0.39%         0.23%
All executive officers
and directors
      As a group (3 persons)           55,000              Common        2.15%         1.26%

ITEM 5. NATURE OF TRADING MARKET

         There is no non-U.S. trading market for the Common Stock of the Company. Within the United States, the Company's Common Stock is traded in the over-the-counter market. The Company's Common Stock is quoted on the OTCBB under the symbol "JEWLF".


         The following table sets forth the high and low bid price per share for the Company's Common Stock for each quarterly period for the past two years.

                                     2000                  1999
                                    ------                -------
                                High       Low        High       Low
              First Quarter   $.4380   $ .0800      $.1100    $.0300
              Second Quarter   .4000     .2810       .0700     .0500
              Third Quarter    .3130     .2800       .0600     .0300
              Fourth Quarter   .2800     .0900       .1200     .0400

         The quotations reflect inter-dealer prices without mark-up, mark-down or commission and may not represent actual transactions.

         At April 16, 2001, the bid price at the Common Stock was $.06.

         As of April 16, 2001, there were approximately 1,470 beneficial holders of the Common Stock of the Company, nearly all of which are believed to be in the United States.

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

ITEM. 8 SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except share data)
                                                        Year Ended December 31,
                                         1996         1997          1998         1999         2000
                                        ------       -------      -------      --------     --------
Statement of Income Data:

Net Sales                               $30,840      $25,523       $16,337      $16,800      $19,028
Cost of sales                            25,809       24,018        12,650       11,549       13,999
                                        --------     --------      --------     --------     --------
Gross profit                              5,031        1,505         3,687        5,251        5,029
Operating expenses                       10,221       10,821         6,033        4,969        4,612
                                        --------     --------      --------     --------      -------
Income (loss) from operations            (5,190)      (9,316)       (2,346)        (282)         417
Other income (expense) - net             (1,053)        (832)         (430)        (225)        (305)
                                        ---------    --------      --------     --------      -------
Income (loss) before income taxes        (6,243)     (10,148)       (2,776)          57          112
Income data:
   Income taxes (benefit)                  (307)         (14)          (67)           -            -
                                        ---------    ---------     --------     --------      -------
   Net income (loss)                    $(5,936)    $(10,134)     $ (2,709)     $    57      $   112
                                        =========    =========     ========     ========      =======
   Net income (loss) per common share   $ (2.25)    $  (3.96)     $ (1.06)$         .02      $   .04
                                        =========    =========     ========     ========      =======
Cash distributions per common share     $     -     $      -      $     -       $     -      $     -
                                        =========    =========     ========     ========      =======
Weighted average number of common
    shares outstanding                2,625,873    2,558,217     2,554,700    2,554,700    2,554,700
                                      ===========  ===========  ===========   ==========   ==========


                                             Year Ended December 31,
                                 1996      1997      1998      1999     2000
                                -------   -------   -------   ------- --------
Balance Sheet Data:

Working capital               $ 12,038    $ 2,926     $ 470     $ 584    $ 915
Total assets                    29,768     11,155     6,569     8,713   10,670
Long-term debt                     204          0         0         0        0
Shareholders' equity            14,287      4,124     1,415     1,472    1,584

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

         The following table sets forth, for the periods indicated, certain information derived from the Consolidated Statements of Income of the Company. All dollar and share amounts are set forth in thousands, except per share data.

                                       1998                    1999                       2000
                                     ---------               ---------                 ----------
                                       %        %                %       %                %       %
                            Amount   Sales   Change    Amount  Sales  Change    Amount  Sales  Change
                            ------   -----   ------    ------  -----  ------    ------  -----  ------

Net sales                  $16,337   100.0   (36.0)   $16,800  100.0    2.8    $19,028  100.0   13.3
Gross Profit                 3,687    22.6   144.0      5,251   31.3   42.4      5,029   26.4   (4.2)
Operating expenses           6,033    37.4   (44.2)     4,969   29.6  (17.6)     4,612   24.2   (7.2)
Income (loss) from
operations                  (2,346)  (31.1)   74.8        282   31.7    n/a        417    2.2   47.9
Income (loss) before
income taxes                (2,776)  (34.3)   72.6         57    0.3    n/a        112    0.6   96.5
Income taxes (benefit)         (67)    0.3    78.6          -      -    n/a          -      -    n/a
Net income (loss)           (2,709)  (34.6)   73.3         57    0.3    n/a        112    0.6   96.5
Net income (loss) per
common share                $(1.06)                     $ .02                   $  .04
                            =======                    =======                  =======
Weighted average
number of shares
outstanding                  2,555                      2,555                    2,555
                            =======                    =======                  =======

The Company's sales are generated through the wholesaling of jewelry products to the following groups:

                             1996      1997      1998       1999       2000
                            ------    ------    ------     ------     ------
Jewelry retail stores         8.2 %    12.0 %     9.8 %      5.8 %      5.2 %
Specialty markets            13.6       7.1       4.6       11.2       20.9
Mass merchandisers           25.7       6.2      21.3        4.0        8.0
Department stores            35.9      64.6      55.1       57.5       49.8
National Jewelry Chains       7.0      10.6       7.9       20.7       14.9
Catalog showrooms             9.6      (0.5)      1.2        0.8        1.2
                            -------   -------   -------   --------    -------
Total                       100.0 %   100.0 %   100.0 %    100.0 %    100.0 %
                            =======   =======   =======   ========    =======

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

         Net Sales. Net sales increased by $2.2 million, or 13.3% to $19.0 million in 2000, from $16.8 million in 1999. This increase primarily reflects increased sales to our base customers. While a broadening of our overall customer base continued in 2000, the impact was not significant.

         Gross Profit. Gross profit decreased $.2 million, or 4.2% to $5.0 million in 2000 and reflects the impact in both customer and product mix and was partially offset by reduced sales costs. In addition, provisions for future liquidations of excess inventory were recorded during 2000 in the amount of $244,000.

         Income from Operations. Income from operations increased by $135,000, or 96.5% to $417,000 in 2000 from $282,000 in 1999 and reflects reduced general and administrative costs as well as certain sales related costs.

         Net Income. The net income for 2000 of $112,000 reflects an increase of $55,000 from the 1999 net income of $57,000. This increase in net income for 2000 was primarily attributable to the increase in sales combined with the decrease in operating costs. Interest expense increased by $80,000 reflecting increased financing requirements associated with the increase in sales volume.

Year Ended December 31, 1999 Compared to Year Ended December 31,1998

Net Sales. Net sales increased by $.5 million, or 2.8% to $16.8 million in 1999, from $16.3 million in 1998. Included in the 1998 sales levels were $4.8 million from the Company's Canadian Subsidiary, which was sold on August 31, 1998. Net sales from continuing operations for 1999 increased $5.3 million or 46.1% to $16.8 million compared to $11.5 million a year ago. This increase reflects both increased sales to our base customers as well as broadening of our overall customer base.

Gross Profit. Gross profit increased $2.4 million to $5.3 million in 1999. Gross profit from continuing operations increased $3.5 million and reflects both improved margins and increased volume.

         Income from Operations. The income from operations increased by $2.6 million from a loss of $2.3 million in 1998 to income of $.3 million in 1999. The improvement in operating income of $2.5 million from continuing operations reflects improved gross profit levels as well as lower general and administrative costs reflecting cost reductions implemented during 1998. Sales costs increased due to volume.

Net Income. The net income for 1999 of $57,000 compared to a loss of $2.7 million in 1998 reflects an improvement of $2.8 million. This increase in net income for 1999 was primarily attributable to the increase in sales combined with the increase in gross profit margins and decrease in operating costs. In addition, interest expense decreased $.2 million, of which $15,000 was from continuing operations.

Analysis of Financial Position, Liquidity and Capital Resources

The Company's primary liquidity needs are to fund accounts receivable and inventories. The Company has historically financed its working capital requirements through a combination of internally generated cash, short-term borrowings under bank lines of credit. The Company's working capital at December 31, 2000 was $.9 million as compared to $.6 million at December 31, 1999.

On May 19, 1999 the Company executed a financing agreement effective as of May 24, 1999 with Business Alliance Capital Corp., an asset base lender. Under the terms of this agreement, the Company is authorized to borrow a maximum of $2,500,000 against certain assets, including eligible inventory and receivables. The Company used a portion of these proceeds to pay off it's former lender so that Business Alliance Capital Corp. is now the Company's sole lender. On November 9, 2000 this agreement was amended to increase the maximum borrowing limit to $3,500,000.

The following table summarizes cash provided by (used in) the Company's business activities for the past three years (dollar amounts are in thousands):

                                             1998         1999          2000
                                             ----         ----          ----
         Operating activities                $928        $(797)        $(574)
         Investing activities                 494         (240)          (19)
         Financing activities              (1,378)       1,037           652
         Increase (decrease) in cash           44            -            59

Operating Activities. The net use of cash in 2000 was principally due to the increase in accounts receivable of $1.1 million and inventories of $1.3 million. These increases reflect the increased sales levels particularly in the fourth quarter and the stocking of inventory levels to support the increased sales volume.

Investing Activities. Cash uses in 2000 were minimal and reflect the upgrade of computer and related systems and minor building renovations.

Financing Activities. During 2000, the Company increased the amounts outstanding under its line of credit by $.7 million to $2.9 million at December 31, 2000. Notes payable to employees increased by $100,000.

Seasonality

The jewelry business is highly seasonal, with the fourth calendar quarter, which includes the Christmas shopping season, historically contributing the highest sales of any quarter during the year. Net sales in the third quarter 1998 include the results from DACO through August 31, 1998. The fourth quarter of 1998 does not reflect any results of operations of DACO. Seasonality cannot be predicted or counted upon, and the results of any interim period are not necessarily indicative of the results that might be expected during a full fiscal year.

The following table sets forth the Company's unaudited net sales for the periods indicated (dollar amounts are in thousands):

                                      Year Ended December 31,

                         1998                   1999                  2000
                        ------                 ------                ------
                    Amount     %          Amount     %          Amount     %
                    ------   -----        ------   -----        ------   -----
First Quarter      $ 4,687   28.7        $ 2,819   16.8        $ 4,711  24.7
Second Quarter       5,242   32.1          2,886   17.2          4,031  21.2
Third Quarter        3,234   19.8          3,413   20.3          2,827  14.9
Fourth Quarter       3,174   19.4          7,682   45.7          7,459  39.2
                   -------  -----        -------  -----        ------- -----
Total              $16,337  100.0        $16,800  100.0        $19,028 100.0
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

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

Directors and Executive Officers

The following table sets forth certain information as of the date hereof with respect to the directors and executive officers of the Company.

Name                   Age    Position
-----                 -----   ---------
Joseph K. Lau          52     Chairman of the Board of Directors: President of
                              IWI Holding Limited, Principal Financial Officer
Richard J. Mick        60     Vice President - Sales and Director
Norman S.W. Chui       29     Director
Connie S. Yui          50     Inventory Manager and Director
Joseph A. Benjamin     58     Director
Samuel H. Lou          47     Director

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

     Norman S. W. Chui joined the Company in December, 1997 as Senior Manager/Secretary and Director. Prior to joining the Company, Mr. Chui was a consultant with Eclipse Information Systems of Darien, IL and prior to thereto was a consultant for Arthur Andersen & Co., which he joined following graduation from the University of Illinois in 1994. Mr. Chui resigned from the Company in January, 2000 but remains as an active Director and is now a consultant with Trading Technologies Consulting.

     Connie S. Yui joined the Company in March, 1985 and has served as the Product Development Manager and is responsible for inventory control and pearl assembly.

     Joseph A Benjamin has served as a Director of the Company since December, 1997. Mr. Benjamin is a CPA and is the Managing Partner of Benjamin & Birkenstein, P.C., a business and tax consulting firm in Chicago, Illinois.

     Samuel H. Lou has served as a Director of the Company since December, 1997. Mr. Lou is a business consultant with his own firm in Chicago, Illinois.

Employment Contracts

The Company has an employment contract with Joseph K. Lau who is employed by Imperial pursuant to a contract expiring July, 2001. The contract provides for a base salary of $250,000 per year, and bonuses as determined by the Compensation Committee of the Board of Directors.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate cash compensation paid by the Company to all directors and officers as a group during 2000 was approximately $480,000.

Certain officers of the Company will be entitled to bonuses from the Company based on performance criteria to be established by the Compensation Committee of the Board of Directors of the Company. Additionally, in December, 1993, the Company adopted a Stock Option Plan (the "Option Plan") to assist the Company and its subsidiaries in retaining the service of current employees, motivating selected key management personnel, and attracting new management by providing the opportunity for such personnel to acquire a proprietary interest in the Company and thereby share in its growth and success. Participation in the Option Plan and the granting of options under the Option Plan are made by the Compensation Committee of the Board of Directors, subject to ratification by the Board. Pursuant to the Option Plan, a total of 150,000 shares of Common Stock are reserved for issuance. The Option Plan requires that the exercise price of the option be the fair market value of the Company's stock on the date of the grant of the option but not less than $8.50 per share. The fair market value for purposes of the Option Plan is for so long as Common Stock is quoted on the OTCBB, the final closing sales price per share on the date of the grant. The exercise price with respect to any option must be paid in cash. As of the date hereof, there are no options to purchase shares of Common Stock outstanding under the Option Plan.

The Company, during 1995, also adopted a Non-Qualified Stock Option Plan (the "Non-Qualified Plan"). A total of 600,000 shares are reserved for issuance under the Non-Qualified Plan. The Non-Qualified Stock Option Plan provides for the granting of options and stock appreciation rights to non-employee directors, key management employees and consultants and is administered by the Compensation Committee. The terms of any options and/or stock appreciation rights granted under the Non-Qualified Plan shall be determined by the Compensation Committee provided that options may not be exercisable for a term longer than ten years and may not be exercisable at a price less than the stated value of the Common Stock. No options or stock appreciation rights had been granted under the Non-Qualified Stock Option Plan as of December 31, 2000.

         In addition, the Company maintains a defined contribution plan which has both a profit sharing feature and a 401(k) savings feature (the "Plan"). Under the profit sharing portion of the Plan, contributions are an amount determined by the Company's Board of Directors. Subject to certain limitations required by law, the Company's contribution is allocated to each participant who is employed by the Company at the end of the Plan year in the proportion that the total compensation paid by the Company to each participant bears to the aggregate compensation paid by the Company to all participants during such Plan year. Under the 401(k) savings feature, eligible employees may elect, subject to certain limitations required by law, to defer payment of up to 15% of their compensation. The Plan provides that if an employee defers payment, the Company will contribute 50% of the first 6% of compensation deferred, by making a cash payment to the Plan on behalf of such participant. Contributions by the Company to the profit sharing feature of the plan, and earnings thereon, vest based on the participant's years of service with the Company, vesting 20% per year after one year of service and being fully vested after six years of service. Employee contributions are always 100% vested. Contributions by the Company to the 401(k) savings feature vest on the employees first day of employment. All contributions vest, regardless of years of service, upon termination of employment by reason of death, of disability, attainment of age 62 or the termination of the Plan. After termination of employment, an employee is entitled to receive the distribution of his or her entire vested interest in the Plan in a lump sum, in installments for a specific period of time, or an annuity for life. The amounts held under the Plan are invested according to the instructions of the participant in investment funds designated by the plan administrator. The Company made contributions to the Plan during 2000 and 1999 of $47,000 and $36,000, respectively.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

The Company presently has no outstanding incentive stock options.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

All transactions between the Company, its officers, directors, principal shareholder or affiliates, whether presently existing are, or in the future will be, in the belief of management, on terms no less favorable to the Company than may be obtained from unaffiliated third parties.

Rhine Jewellery Limited (Rhine), located in Hong Kong and one of the Company's principal suppliers through 1997, is a subsidiary of Rhine Holding Limited, a former controlling stockholder of the Company. For the years ended December 31, 1999, 1998, and 1997, the Company's purchases of products from Rhine were approximately $0, $900,000 and $4,200,000 respectively. During 1998, Rhine Holding Limited filed for bankruptcy in Hong Kong and purchases from Rhine ceased.

Since 1998, some of the Company's products were purchased from a manufacturer in Hong Kong, which is managed by a relative of an officer of the Company. For the years ended December 31, 2000, 1999 and 1998, the Company's purchases from this manufacturer were approximately $6,205,000, $5,000,000 and $700,000 respectively.

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

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

     (a)  Financial Statements Page

   Report of Independent Auditors                                           17
   Consolidated Balance Sheets as of  December 31, 2000 and 1999            18
   Consolidated Statements of Operations of Each of the Years
       in the Three-Year Period Ended December 31, 2000                     19
   Consolidated Statements of Shareholders' Equity for Each of the
       Years in the Three-Year Period Ended December 31, 2000               20
   Consolidated Statements of Cash Flows for Each of the Years in
        the Three-Year Period Ended December 31, 2000                       21
   Notes to Consolidated Financial Statements                            22-32

   Financial Statement Schedules (1)

   I - Condensed Financial Information of Registrant                        33
   II - Valuation and Qualifying Accounts                                   34

(1) All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule.

   (b)      Exhibits
            --------

   Exhibit
   Number                                  Description
   --------                              ---------------

     2.1* Bill of Sale  dated  February  4,  1995 re:  acquisition  of assets of
          Ullenberg Corporation (1)
     2.2* Stock Purchase Agreement relating to DACO Manufacturing Ltd. (3)
     3.1* Amended  and  Restated  Memorandum  of  Association  and  Articles  of
          Association of IWI Holding Limited (2)
     4.1* Specimen Form of Common Stock certificate (2)
     10.1*Lease Agreement  between  Imperial World,  Inc. and American  National
          Bank and Trust Company of Chicago dated October 15, 1993 for the site in Westmont, Illinois (2)
     10.2* Stock Option Plan (2)
     10.3*Amended and Restated  Credit  Agreement dated June, 1996 between Rhode
          Island Hospital Trust National Bank and Imperial World, Inc. (2)
     10.4* Indemnity Agreement (2)

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


                                        IWI HOLDING LIMITED


                                    By:   /s/ Joseph K. Lau
                                        ------------------------------------
                                        Joseph K. Lau
                                        Chairman, President and Director



                                    By:  /s/ Richard J. Mick
                                        ------------------------------------
                                        Richard J. Mick
                                        Vice President - Sales and Director



                                    By:  /s/ Norman S. W. Chui
                                        ------------------------------------
                                        Norman S. W. Chui
                                        Director



                                    By:   /s/ Connie S. Yui
                                         -----------------------------------
                                         Connie S. Yui
                                         Inventory Manager and Director



                                    By:   /s/ Joseph A. Benjamin
                                         -----------------------------------
                                         Joseph A. Benjamin
                                         Director

                                    By:   /s/ Samuel H. Lou
                                         -----------------------------------
                                         Samuel H. Lou
                                         Director

Dated: May 7, 2001

                               IWI HOLDING LIMITED

                      CONSOLIDATED FINANCIAL STATEMENTS AND
                          INDEPENDENT AUDITOR'S REPORT

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


                          Independent Auditor's Report

The Board of Directors
IWI Holding Limited
Westmont, Illinois

We have  audited the  accompanying  consolidated  balance  sheets of IWI Holding
Limited as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedules listed in the index at item 19(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IWI Holding Limited as of December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles. In addition, the information set forth in schedules listed in the index at item 19(a) is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.


s/Blackman Kallick Bartelstein, LLP
Chicago, Illinois
January 30, 2001

                                                                       Exhibit A
                               IWI Holding Limited
                           Consolidated Balance Sheets
                        (In thousands, except share data)

                     Years Ended December 31, 2000 and 1999

                         Assets
                                                           2000        1999
                                                         ---------   --------
Current Assets
     Cash                                                $   141     $    82
     Accounts receivable, less
       allowance for doubtful accounts of
       $550 in 2000 and $625 in 1999                       3,670       2,839
     Inventories                                           6,065       4,800
     Prepaid expenses                                        125         104
                                                         --------     --------
Total Current Assets                                      10,001       7,825
                                                         --------     --------


Property and Equipment                                     2,881       2,862
     Less accumulated depreciation                        (2,212)     (1,974)
                                                         --------     --------
                  Property and Equipment, Net                669         888
                                                         --------     --------

Total Assets                                             $10,670      $8,713
                                                         ========     ========

            Liabilities and Stockholders' Equity

Current Liabilities
     Lines of credit                                     $ 2,871      $2,319
     Notes payable                                           160          60
     Accounts payable - Trade                              2,340       1,858
     Accounts payable to affiliated companies              2,414       1,786
     Accrued advertising                                     462         373
     Accrued liabilities                                     839         845
                                                         --------    ---------
Total Current Liabilities                                  9,086       7,241
                                                         --------    ---------

Stockholders' Equity (Deficit)
     Preferred stock - $1 par value; authorized
     5,000,000 shares; issued and outstanding
     3,644,880 shares                                      3,645       3,645
     Common stock  No par value; authorized  10,000,000
       shares; issued and outstanding  2,554,700 shares        -
     Additional paid-in capital                           12,446      12,446
     Accumulated deficit                                 (14,507)    (14,619)
                                                         --------    ---------
                  Total Stockholders' Equity               1,584       1,472
                                                         --------    ---------

Total Liabilities & Stockholders' Equity                 $10,670      $8,713
                                                         ========    =========


         The accompanying notes are an integral part of the consolidated financial statements.

                                                                       Exhibit B
                               IWI Holding Limited
                      Consolidated Statements of Operations
                        (In thousands, except share data)

                  Years Ended December 31, 2000, 1999 and 1998

                                         2000           1999           1998
                                        ------         ------         -------


Net Sales                            $  19,028      $  16,800      $   16,337

Cost of Sales                           13,999         11,549          12,650

Gross Profit                             5,029          5,251           3,687

Selling, General and Administrative
Expenses                                 4,612          4,969           6,143

Gain on Assets Held for Disposal             -              -            (110)

Income (Loss) from Operations              417            282          (2,346)

Interest Expense                          (305)          (225)           (430)

Income (Loss) Before Income Taxes          112             57          (2,776)

Income Tax Benefit                           -              -             (67)

Net Income (Loss)                    $     112        $    57       $  (2,709)
                                     ===========      =========      =========

Net Income (Loss) per Common Share   $    0.04        $  0.02       $   (1.06)
                                     ===========      =========      ==========

Weighted-Average Number of Common
  Shares Outstanding                 2,554,700        2,554,700      2,554,700
                                     ===========      =========      ==========


         The accompanying notes are an integral part of the consolidated financial statements.

                                                                       Exhibit C

                               IWI Holding Limited
                 Consolidated Statements of Stockholder's Equity
                        (In thousands, except share data)

                  Years Ended December 31, 2000, 1999 and 1998


                                Preferred Stock        Common Stock
                                                                            Additional
                                Number                 Number                Paid-in       Accumulated
                               of Shares   Amount     of Shares   Amount     Capital    Deficit    Total
                               ---------   ------     ---------   ------     -------    -------    -----

Balance, January 1, 1998       3,644,880   $3,645     2,554,700   $   -    $12,446  $(11,967)   $4,124

Net Loss                               -        -             -       -          -    (2,709)   (2,709)
                               ---------  --------    ---------    ------  --------  ---------  --------
Balance, December 31, 1998     3,644,880    3,645     2,554,700       -     12,446   (14,676)    1,415

Net Income                             -        -             -       -          -        57        57
                               ---------  --------    ---------    ------  --------  ---------  --------
Balance, December 31, 1999     3,644,880    3,645     2,554,700       -     12,446   (14,619)    1,472

Net Income                             -        -             -       -          -       112       112
                               ---------  --------    ---------    ------  --------  ---------  --------
Balance, December 31, 2000     3,644,880   $3,645     2,554,700   $   -    $12,446  $(14,507)   $1,584


         The accompanying notes are an integral part of the consolidated financial statements.

                                                                       Exhibit D
                               IWI Holding Limited
                      Consolidated Statements of Cash Flows
                                 (In thousands)

                  Years Ended December 31, 2000, 1999 and 1998

                                                              2000        1999       1998
                                                             -------    --------    -------
Cash Flows from Operating Activities
     Net income (loss)                                       $   112    $    57   $  (2,709)
     Adjustments to reconcile net income (loss) to
       net cash (used in ) provided by operating activities
         Depreciation and amortization                           238        297         252
         Loss on sales of assets                                   -          -           7
         Provision for doubtful accounts                         244        125         177
         (Gain) on assets held for disposal                        -          -        (110)
         (Increase) decrease in
              Accounts receivable                             (1,075)    (1,215)      1,432
              Inventories                                     (1,265)    (1,114)      2,340
              Prepaid expenses                                   (21)         3          38
         Increase (decrease) in
              Accounts payable - Trade                           482        203        (512)
              Accounts payable to affiliated companies           628        363         187
              Accrued liabilities                                 83        484        (174)

                  Net Cash (Used in) Provided by
                    Operating Activities                        (574)      (797)        928

Cash Flows from Investing Activities
     Purchases of property and equipment                         (19)      (240)        (11)
     Proceeds from sale of equipment                               -          -           5
     Proceeds from sale of assets held for disposal                -          -         500
                                                             ---------   ----------  ---------
         Net Cash (Used in) Provided by
           Investing Activities                                  (19)      (240)        494
                                                             ---------   ----------  ---------
Cash Flows from Financing Activities
     Borrowings from (payments on) notes payable
       to employees                                               100       (65)        125
     Borrowings from (payments on) lines of credit, net           552     1,102      (1,503)

                  Net Cash Provided by (Used in)
                    Financing Activities                          652     1,037      (1,378)

Net Increase in Cash                                               59         -          44

Cash, Beginning of Year                                            82        82          38

Cash, End of Year                                            $    141    $   82     $    82
                                                             =========   =======    =======

         The accompanying notes are an integral part of the consolidated financial statements.

                               IWI Holding Limited
                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2000, 1999 and 1998


Note 1 - Description of Business and Acquisitions

IWI Holding Limited (Holding) was incorporated in the British Virgin Islands on February 22, 1993. Holding and its wholly owned subsidiaries (together, the Company) import, manufacture, and distribute wholesale fine jewelry. The Company also imports pearls for assembly and resale through its wholly owned subsidiary, Imperial World, Inc. (Imperial). Sales to Canada were discontinued during 1998 due to the sale of the Daco subsidiary. See Note 3.

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

As of December 31, 1999, the inventory valuation reserve was $1,448,000.

As of December 31, 2000, the inventory valuation reserve was $1,200,000. The Company recorded an expense of $244,000 during 2000 to adjust the inventory value to lower of cost or market and to provide for future liquidations.

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

                               IWI Holding Limited
                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2000, 1999 and 1998


Note 2 - Summary of Significant Accounting Policies (Continued)

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

Advertising Costs
-----------------
The Company expenses all advertising  costs as incurred.  Advertising costs were
approximately  $617,000,   $672,000  and  $436,000  for  2000,  1999  and  1998,
respectively.

Foreign Currency
----------------
The functional currency of the Company is the U.S. dollar. Transactions arising in foreign currencies have been translated at rates in effect at the dates of the transactions. The gains or losses during the years presented are not significant.

Income (Loss) Per Common Share
------------------------------
The Company has adopted the provisions of FASB No. 128, "Earnings Per Share." Income (loss) per common share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. When dilutive, stock options and warrants are included as share equivalents using the treasury stock method in the calculation of diluted earnings per share. Basic and diluted net income (loss) per common share is the same for the years ended December 2000 and 1999. Common stock equivalents of the Company were antidilutive for the year ended December 31, 1998 and not material for the years ended December 31, 1999 and 2000.

                               IWI Holding Limited
                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2000, 1999 and 1998

Note 2 - Summary of Significant Accounting Policies (Continued)

Segment Information
-------------------
The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement supercedes Statement of Financial Accounting Standards No. 14,
"Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal reporting that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. This statement requires disclosure of certain information by reportable segment, geographic area and major customer.

The Company imports, manufactures, distributes and wholesales fine jewelry. Substantially all the Company's sales are within the United States. The Company operates this product line as one operating segment, which is deemed to be one reportable segment for purposes of this disclosure.

Comprehensive Income
--------------------
As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which establishes standards for the reporting and display of comprehensive income (loss) and its components in the financial statements. Components of comprehensive income
(loss) include amounts that, under SFAS No. 130, are included in the comprehensive income (loss) but are excluded from net income (loss). There were no significant differences between the Company's net income and comprehensive income.

New Accounting Pronouncements
-----------------------------
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instrument and Hedging Activities." SFAS No. 133 is effective for the fiscal years beginning after June 15, 2000. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair market value. Changes in the fair value of derivatives are recorded each period in the current earnings or other comprehensive income (loss) depending on whether a derivative is designed as part of a hedge transaction and, if so, the type of hedge transaction involved. The Company does not expect that adoption of SFAS No. 133 will have a material impact on its consolidated financial position or results of operation, as the Company does not currently hold any derivative financial instruments.

In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "revenue recognition in financial statements" subsequently updated by SAB 101A and SAB 101B ("SAB 101"). SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company is required to adopt SAB 101 no later than the fourth quarter of calendar 2000. The Company believes that its revenue recognition practices are in compliance with SAB 101.

                               IWI Holding Limited
                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2000, 1999 and 1998

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

During 1998, the Company recognized a gain of $110,000 based upon the final selling value less costs to sell. Daco had net sales of approximately $4.8 million and a net loss of $299,000 in 1998.

Note 4 - Credit Arrangements

On May 19, 1999, the Company entered into an agreement with a financial institution, whereby Imperial can borrow up to $2.5 million payable on demand. The total credit facility is governed by a formula, as defined in the agreement, based principally on accounts receivable and inventory levels. This agreement provides, among other things, that the credit facilities are collateralized by substantially all assets of Imperial. Under this demand facility, interest is calculated at 3% over prime. The agreement contains certain reporting and financial covenants, which the Company is required to maintain. The agreement can be terminated by the Company with 60 days' written notice, or by the lender upon certain events as specified in the loan agreement. An officer of the Company has personally guaranteed up to $1,000,000 of this borrowing. On November 9, 2000 this agreement was amended to increase the borrowing limit up to $3.5 million. As of December 31, 2000 and 1999, borrowings under this credit agreement were approximately $2,871,000 and $2,319,000, respectively.

During 1998, the Company had an agreement with a bank, whereby they borrowed funds through a line of credit, which bore interest at 12.75% as of December 31, 1998. The borrowings under this line of credit as of December 31, 1998 were approximately $1,217,000.

Note 5 - Stockholders' Equity

The 3,644,880 issued preferred shares are redeemable at the Company's option after March 21, 1997, at an amount not to exceed 50% of net income in excess of $15 million for the preceding year. If not redeemed, the preferred shares will begin to accrue a 4% non-cumulative dividend at that date. The preferred shares have voting rights equivalent to one-half vote per share and a $1 per share liquidation preference.

The Company had granted an option to purchase 225,000 shares of common stock at an exercise price of $8.50 to the underwriters as part of the company's initial public offering in a prior year. This option was exercised on January 30, 1995, with the Company receiving net proceeds of approximately $1.6 million. In conjunction with the IPO, warrants to purchase an aggregate of 150,000 shares of common stock at an exercise price of $14.025 were issued to the representative of the underwriters of the IPO. The warrants were exercisable for a period of four years beginning December 16, 1995.

In February 1996, the Company's Board of Directors authorized the repurchase of up to 350,000 shares of its common stock. As of December 31, 2000, 89,050 common shares had been repurchased and retired.

                               IWI Holding Limited
                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2000, 1999 and 1998

Note 6 - Stock Option Plans

The Company has 150,000 shares of common stock reserved for options, which may be granted to directors, officers and key employees under a stock option plan adopted in 1994. The exercise price of the options shall not be less than the greater of $8.50 per share or the fair market value of the stock on the date the option is granted. The only options outstanding as of December 31, 1999 were 20,000 shares, at an exercise price of $8.50 per share granted in 1995. During 2000 and 1998, options for 20,000 and 60,000 shares were cancelled respectively. As of December 31, 2000 there were no options outstanding.

During 1995, the Company adopted a nonqualified stock option plan under which 600,000 shares of common stock have been reserved for options, which may be granted to key employees and third-party consultants at an option price to be determined by the Compensation Committee of the Board of Directors. No options have been granted under this plan.

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

Under APB 25, since the exercise price of the Company's employee stock option grants has equaled the estimated fair value of the underlying stock on the date of grant, no compensation expense is recognized. Pro forma information regarding net income and earnings per share is required under FASB 123 and has been determined as if the Company had accounted for its stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 7.8%; a dividend yield of zero percent; and a weighted-average expected life of the options of five to seven years. The volatility factor of the expected market price of the Company's common stock is 1.2.

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the respective option. All remaining outstanding stock options expired during fiscal year 2000. The Company's pro forma net income (loss) and pro forma net income (loss) per share, respectively, for the years ended December 31, 1999 and 1998 would be $13,000 and $.01; and ($2,752,000) and ($1.07), respectively.

The weighted-average exercise price of options outstanding as of December 31, 1999 and 1998 was $8.50.

                               IWI Holding Limited
                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2000, 1999 and 1998

Note 7 - Related Party Transactions

Rhine Jewellery Limited (Rhine), a former principal supplier, is a subsidiary of Rhine Holding Limited, a former major stockholder of the Company. For the years ended December 31, 2000, 1999 and 1998, the Company's purchases from Rhine were approximately $0, $0 and $900,000, respectively.

Since 1998, some of the Company's products were purchased from a manufacturer in Hong Kong, which is managed by a relative of an officer of the Company. For the years ended December 31, 2000, 1999 and 1998, the Company's purchases from this manufacturer were approximately $6,205,000, $5,000,000 and $700,000, respectively.

                               IWI Holding Limited
                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2000, 1999 and 1998

Note 8 - Income Taxes

The following table summarizes income taxes (benefits):

(In Thousands)                                  Year Ended December 31
                                           2000        1999           1998
   Current
            U.S. federal                $     -       $      -       $      -
            U.S. state                        -              -              -
            Other                             -              -            (67)
                                        --------      ---------       --------

                                              -              -            (67)
                                        --------      ---------       --------
   Deferred
            U.S. federal                      -              -              -
            U.S. state                        -              -              -
            Other                             -              -              -
                                        --------      ----------      ---------

                                              -              -              -
                                        --------      ----------      ---------
   Income Taxes                               -              -            (67)
                                        ========      ==========      =========

   Income (loss) before income taxes
        United States                       112              57         (2,410)
        Other                                 -               -           (366)
                                        --------      ----------      ---------
                                        $   112        $     57       $ (2,776)
                                        ========      ==========      =========


The differences between the U.S. federal statutory tax rate and the Company's effective tax rate are as follows:

                                                    Year Ended December 31
                                                --------------------------------
                                                 2000       1999         1998
                                                ------     ------       --------

         U.S. federal statutory tax rate       (34.0)%    (34.0)%      (34.0)%
         Excess foreign income taxes (benefit)      -         -         (2.1)
         State income taxes (net of U.S.
           federal income tax benefit)              -         -            -
         Change in valuation allowance           34.0      34.0         34.6
         Other                                      -         -         (0.9)

         Consolidated Effective Tax Rate            -%        - %       (2.4)%
                                               ========   =======    ========

                               IWI Holding Limited
                   Notes to Consolidated Financial Statements

Years Ended December 31, 2000, 1999 and 1998

Note 8 - Income Taxes (Continued)

The components of deferred income taxes are as follows as of December 31:

 (In Thousands)
                                                 2000             1999
                                               ---------        --------

         Deferred Tax Assets (Liabilities)
              Net operating and capital loss
                Carry forward                  $   3,289       $   3,317
              Accounts receivables                   215             217
              Inventories                            534             624
              Property and equipment                  51             (20)
              Other                                   29              25
                                               -----------     ------------

                                                   4,118           4,163
         Less:  Valuation allowance               (4,118)         (4,163)
                                               -----------     ------------

         Net Deferred Tax Liability            $       -       $       -
                                               ===========     ============

In accordance with the provisions of Internal Revenue Code Section 382, utilization of the company's net operating loss carryforward is estimated to be limited to approximately $111,000 per year because of a potential change in corporate ownership. However, because some of the net operating losses incurred during part of fiscal year 1998 when the Section 382 limitation did not apply, the company has approximately $5,927,000 of net operating loss carryforward available for immediate use as of December 31, 2000. Because of the Section 382 limitation, the portion of the company's total net operating loss carryforward that may be utilized through expiration is estimated to be approximately $7.3 million. This net operating loss carry forward will expire though 2013. The company also has a capital loss carryforward of approximately $2.3 million, which expires in 2003. The utilization of the capital loss carryforward is also subject to Section 382 limitations.

Note 9 - Supplemental Cash Flow Information

(In Thousands)                             Year Ended December 31
                                        2000         1999          1998
                                       ------       ------        -------
    Cash paid for interest            $  286      $    207     $    477

                               IWI Holding Limited
                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2000, 1999 and 1998

Note 10 - Employee Benefit Plan

The company sponsors a defined-contribution profit-sharing plan (Plan) covering substantially all full-time employees who have completed one year service. Company contributions to the Plan are discretionary, determined by the Board of Directors and fully vest to employees upon completion of six years of service. The Plan has a voluntary 401(k) savings feature. Participants may contribute up to 15% of their compensation to the Plan. The Company matches 50% of the first 2% of compensation that a participant contributes. As of July 1, 1998, the matching portion was increased to 50% of the first 6% of compensation that a participant contributes. The matching is discretionary and decided annually by the Board of Directors. Participant and employer-matched contributions to the Plan are 100% vested. Company contributions were approximately $47,000, $36,000 and $31,000 in 2000, 1999 and 1998, respectively.

Note 11 - Significant Customers

The Company derived 34% and 17% of its net sales from two customers during 2000. The Company derived 44%, 18% and 12% of its net sales from three customers during 1999 and 33% from one customer in 1998. The receivable balances for significant customers were $3,123,000 and $2,376,000 as of December 31, 2000 and 1999, respectively.

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

One of the company's former vendors filed for bankruptcy in Hong Kong in 1998. As of December 31, 2000, the company has recorded a liability to this vendor of approximately $1,236,000. The company has offered and the former vendor has conditionally accepted a settlement of the matter for $70,000. The matter is currently pending approval of the bankruptcy court in Hong Kong.

                               IWI Holding Limited
                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2000, 1999 and 1998

Note 12 - Commitments and Contingency  (Continued)

Operating Leases
----------------
Imperial is obligated under a lease on its operating facility, located in Westmont, Illinois for minimum rentals as well as real estate taxes and other operating expenses through October 2003, with an option for an additional five years. During 1999, Imperial consolidated into a smaller space within the premises.

The future minimum lease payments required under these leases as of December 31, 2000, approximated the following (in thousands):

                                 Year Ending December 31,
                                                   2001           $    129
                                                   2002                133
                                                   2003                125
                                                                    -------

                         Total Minimum Lease Payments             $   387
                                                                    =======

Rent expense included in the accompanying statements of operations amounted to $179,000, $174,000 and $414,000 for 2000, 1999 and 1998, respectively.

Employment Agreements
---------------------
The Company has an employment agreement with an officer expiring on July 31, 2001. The agreement includes provisions for severance payments for the longer of one additional year or any period for which the employee is required not to compete.

The future minimum annual compensation payments as required under the agreement as of December 31, 2000, approximated $146,000.

                               IWI Holding Limited
                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2000, 1999 and 1998

Note 13 - Geographic Segment Information

Financial information as of and for the years ended December 31, 2000, 1999 and 1998, summarized by geographic area, is as follows (in thousands):


                                            United
                                            States         Canada (1)    Eliminations      Consolidated
                                          -----------     -----------   --------------    ---------------

2000
    Total Revenues - Unaffiliated
      customers                           $  19,028       $     -         $     -            $ 19,028
                                          =========       ========        ========           ========

    Income from operations                $     417       $     -         $     -            $    417
                                          =========       ========        ========           ========

    Assets - Identifiable assets          $  10,670       $     -         $     -            $ 10,670
                                          =========       ========        ========           ========

1999
    Total Revenues - Unaffiliated
      customers                           $  16,800       $     -         $     -            $ 16,800
                                          =========       ========        ========           ========

    Income from operations                $     282       $     -         $     -            $    282
                                          =========       ========        ========           ========

    Assets - Identifiable assets          $   8,713       $     -         $     -            $  8,713
                                          =========       ========        ========           ========

1998
    Total Revenues - Unaffiliated
      customers                           $  11,507       $  4,830        $     -            $ 16,337
                                          =========       ========        ========           ========

    Income from operations                $  (2,170)      $   (176)       $     -            $ (2,346)
                                          ==========      =========       ========           =========

    Assets - Identifiable assets          $   6,569       $     -         $     -            $  6,569
                                          =========       ========        ========           ========

(1)     Daco subsidiary sold in August 1998. See Note 3.

                                                                      Schedule l
                               IWI Holding Limited

                  Condensed Financial Information of Registrant
                                 Balance Sheets

                           December 31, 2000 and 1999


                       Assets
                                                              2000           1999
                                                           -----------    ----------

Cash                                                      $     1,000     $    1,000
Due from affiliate                                            500,000        500,000
Investments in wholly owned subsidiaries                    1,083,000        971,000
                                                           -----------     ----------

                  Total Assets                            $ 1,584,000     $1,472,000
                                                           ===========     ==========

                  Stockholders' Equity

Preferred stock - $1 par value;
   authorized - 5,000,000 shares;
   issued and outstanding - 3,644,880 shares              $3,644,880      $3,644,880

Common stock - No par value; authorized - 10,000,000
  shares; issued and outstanding - 2,544,700 shares                -               -

Additional paid-in capital                                12,446,120      12,446,120

Accumulated deficit                                      (14,507,000)    (14,619,000)
                                                         -------------   ------------

                                                         $ 1,584,000     $ 1,472,000
                                                         =============   ============

   Statements of Income and Accumulated Deficit
                                                             2000             1999
                                                            ---------         -------

Equity in net income of subsidiaries                   $    112,000     $     57,000

Accumulated deficit, beginning of year                  (14,619,000)     (14,676,000)
                                                        -------------    ------------

Accumulated deficit, end of year                       $(14,507,000)    $(14,619,000)
                                                       ==============    ============

Note 1 - Basis of Presentation

The Company's share of net income of its unconsolidated subsidiaries, all of which are wholly owned, is included in net income using the equity method. Parent-company-only financial statements should be read in conjunction with the Company's consolidated financial statements.

                                                                     Schedule ll

                               IWI Holding Limited
                        Valuation and Qualifying Accounts

                  Years Ended December 31, 2000, 1999 and 1998

                                               Additions    Additions
                                 Balance at    Charged to   Charged to                        Balance
                                 Beginning     Costs and     Other                            at End
Description                      of Period     Expenses     Accounts       Deductions        of Period
------------                    ------------  -----------  ------------   ------------      -----------

Year Ended December 31, 1998

    Allowance for
      Doubtful Accounts        $  5,780,000     177,000             -      5,677,000  (1) $      280,000

    Inventory Valuation
     Allowance                 $  1,800,000     673,000             -        695,000  (2) $    1,778,000

    Deferred Income Tax
    Valuation Allowance        $  4,425,000           -             -        290,000  (3) $    4,135,000


Year Ended December 31, 1999

    Allowance for
      Doubtful Accounts        $    280,000     125,000       220,000              -      $      625,000

    Inventory Valuation
     Allowance                 $  1,778,000           -             -        338,000  (2) $    1,440,000

    Deferred Income Tax
     Valuation Allowance       $  4,135,000      28,000             -              -  (3) $    4,163,000


Year Ended December 31, 2000

    Allowance for
      Doubtful Accounts        $    625,000     244,000             -        319,000  (1) $      550,000

    Inventory Valuation
     Allowance                 $  1,440,000     244,000             -        484,000  (2) $    1,200,000

    Deferred Income Tax
    Valuation Allowance        $  4,163,000           -             -         45,000  (3) $    4,118,000


(1)      Write-off of uncollectible accounts
(2)      Inventory losses realized
(3)      Decreases in deferred tax assets