Form 20-F
period 2001-12-31
IWI HOLDING LTD
filed 2002-05-22
CIK 923168

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F
(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

                   For the Fiscal Year Ended December 31, 2001

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

                                      None
                                -----------------
                                (Title of Class)

     As of April 1, 2002, the Registrant had outstanding 2,554,700 shares of Common Stock and 3,644,880 shares of Preferred Stock.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past twelve (12) months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past ninety (90) days. Yes X No ___

         Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17      Item 18   X
                 ----         ------

                                TABLE OF CONTENTS

                                                                            Page
PART I

         ITEM 1.  DESCRIPTION OF BUSINESS...................................  3
         ITEM 2.  DESCRIPTION OF PROPERTY...................................  5
         ITEM 3.  LEGAL PROCEEDINGS ........................................  6
         ITEM 4.  CONTROL OF REGISTRANT.....................................  6
         ITEM 5.  NATURE OF TRADING MARKET..................................  7
         ITEM 6.  EXCHANGE CONTROLS AND OTHER
                  LIMITATIONS AFFECTING SECURITY
                  HOLDERS...................................................  7
         ITEM 7.  TAXATION..................................................  7
         ITEM 8.  SELECTED CONSOLIDATED FINANCIAL DATA......................  8
         ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS
                  OF FINANCIAL CONDITION AND RESULTS OF
                  OPERATIONS................................................  9
         ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT...................... 12
         ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.................... 13
         ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM
                  REGISTRANT OR SUBSIDIARIES................................ 14
         ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN
                  TRANSACTIONS.............................................. 14

PART II

         ITEM 14.DESCRIPTION OF SECURITIES TO BE REGISTERED................. 14


PART III

         ITEM 15.DEFAULTS UPON SENIOR SECURITIES............................ 15
         ITEM 16.CHANGES IN SECURITIES AND CHANGES IN
                 SECURITY FOR REGISTERED SECURITIES......................... 15

PART IV

         ITEM 17.FINANCIAL STATEMENTS....................................... 15
         ITEM 18.FINANCIAL STATEMENTS....................................... 15
         ITEM 19.FINANCIAL STATEMENTS AND EXHIBITS.......................... 16

SIGNATURES.................................................................. 21

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

Products and Pricing


         The Company's principal products are rings, earrings, pendants, bracelets and necklaces made of diamonds, precious or semi-precious stones, pearls, silver and gold in addition to the more moderately priced gold and silver jewelry. The Company's products are currently sold in over 7,000 retail outlets. For the majority of products, the average wholesale price is approximately $65 with the prices ranging from approximately $20 to $500.

Purchasing

         The Company imports most of its jewelry from the People's Republic of China ("PRC") and Hong Kong. Approximately 25% of the Company's products are sourced in the U.S. Fresh water and cultured pearls are imported from the PRC and Hong Kong. The imported pearls are assembled by the Company into various pearl jewelry products. The Company purchases jewelry from a number of suppliers based on quality, pricing and available quantities.

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

Manufacturing and Assembly


         Since the Company imports most of its jewelry in an assembled state from suppliers in the PRC and Hong Kong, manufacturing and assembly operations conducted by the Company are primarily limited to designing jewelry and assembly of pearl products. Upon completing a design, the Company provides such design to its suppliers, who will purchase the raw materials, such as diamonds, other precious stones, gold and silver, and manufacture the product or subcontract for its manufacture. The use of third party manufacturers enables the Company to shift the risk and capital cost of manufacturing.

         The Company maintains a light manufacturing and assembly operation in the United States for the stringing of pearls. This enables the Company to assemble pearls specifically to customer order and to provide shipment within two days of the order date.

Marketing

         The primary marketing efforts are product design and customer support services. The products are sold, for the most part, through independent sales representatives on a commission basis and by in house sales personnel. While such independent representatives may also sell other products, they do not sell products which compete with those of the Company. The Company supports the independent representatives with internal account executives who have selling and account management responsibilities.

Customers

         The Company's customers consist of jewelry retail stores, mass merchandisers, such as Wal-Mart Stores, Inc., department stores, such as J.C. Penney Company, Inc., national jewelry chains, catalog showrooms and various specialty markets including The Home Shopping Network, Inc. The Company derived approximately 38%, 21% and 18% of its net sales from three customers during 2001. The Company has no long-term contracts with any customers, however, the core of each of its large volume purchasers have been customers for at least five years. The following table sets forth the approximate percentage of net sales for the major market segments for the periods indicated.

                                                  Year Ended December 31,

                                            1999         2000        2001
                                            ----         ----       ------

Jewelry retail stores.................       5.8  %       5.2  %      3.2  %
Specialty markets.....................      11.2         20.9        22.1
Mass merchandisers....................       4.0          8.0        22.3
Department stores.....................      57.5         49.8        41.7
National jewelry chains...............      20.7         14.9         9.9
Catalog showrooms.....................       0.8          1.2         0.8
                                            ----          ---        ----
      Total...........................     100.0  %     100.0  %    100.0  %
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

Employees

As of March 1, 2002, the Company had 52 employees, including 2 executive officers, 5 persons in sales and merchandising, 35 persons in operations, and 10 persons in administrative and support functions. None of the employees is governed by a collective bargaining agreement and the Company considers its relations with its employees to be satisfactory.

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

ITEM 3.  LEGAL PROCEEDINGS

         In September 1996, Robert J. Rosen filed a class action lawsuit in the Supreme Court in the state of New York alleging claims of fraudulent misrepresentations by IWI Holding Limited and some Company officers, accountants and lawyers in connection with the Company's initial public offering on December 16, 1994, and in connection with the dissemination of financial data therafter. The Plaintiff claims damages on behalf of the class in excess of $11,000,000, which allegedly resulted from a decline of the market value of the Company's common stock after the initial public offering.

         The parties reached an agreement in principal to settle the claim for a significantly lesser amount, which was accrued as of December 31, 1999. The settlement agreement is subject to court approval and the Company may decline to proceed with the agreement if a significant number of class members "opt out" of the settlement.

ITEM 4.  CONTROL OF REGISTRANT


         The following table is furnished as of April 1, 2002, to indicate beneficial ownership of shares of the Company's Common Stock and Preferred Stock by (1) each shareholder of the Company who is known by the Company to be a beneficial owner of more than 10% of the Company's Common Stock or Preferred Stock and (2) all officers and directors of the Company as a group. The information in the following table was provided by such persons.

Name and Address                  Amount and Nature of      Title of      Percent of     Percent of
of Beneficial Owner              Beneficial Ownership (1)     Class         Class       Voting Power
-------------------              ------------------------     -----         -----       ------------

Bamberg Company Ltd.                       918,750            Common       35.96  %         20.99  %
Bamberg company Ltd.                     3,644,880           Preferred    100.00  %         41.64  %
Joseph K. Lau                               15,000            Common        0.59  %          0.34  %
Richard J. Mick                             50,000            Common        1.96  %          1.14  %
Joseph A. Benjamin                          10,000            Common        0.39  %          0.23  %
Norman Chui                                  5,000            Common        0.20  %          0.11  %
All executive officers and directors
      As a  group (4 persons)               80,000            Common        3.13  %          1.83  %


Compliance with Section 16(a) of Exchange Act

      Under the securities laws of the United States, the Company's directors, its executive officers, and any persons holding more than ten percent of the Company's Common Stock are required to report their initial ownership of the Company's common stock and any subsequent changes in ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established and the Company is required to disclose in this Proxy Statement any failure to file by these dates during 2001. All of the filing requirements were satisfied on a timely basis in 2001. In making these disclosures, the Company has relied soley on written statements of its directors, executive officers and shareholders and copies of the reports that were filed with the Commission.

ITEM 5.           NATURE OF TRADING MARKET

There is no non-U.S. trading market for the Common Stock of the Company. Within the United States, the Company's Common Stock is traded in the over-the-counter market. The Company's Common Stock is quoted on the OTCBB under the symbol "JEWLF".

      The following table sets forth the high and low bid price per share for the Company's Common Stock for each quarterly period for the past two years.

                                      2001                       2000
                               -------------------      ------------------------
                               High          Low           High          Low
                               ----          ---           ----          ---
First Quarter                 $.1500      $ .0600        $.4380       $.0800
Second Quarter                 .1200        .0600         .4000        .2810
Third Quarter                  .1200        .0800         .3130        .2800
Fourth Quarter                 .0950        .0700         .2800        .0900

         The quotations reflect inter-dealer prices without mark-up, mark-down or commission and may not represent actual transactions.

         At April 1, 2002, the bid price at the Common Stock was $.30.

         As of April 1, 2002, there were approximately 245 beneficial holders of the Common Stock of the Company, nearly all of which are believed to be in the United States.

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


ITEM. 8  SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except share data)
                                                           Year Ended December 31,
                                             ----------------------------------------------------
                                             1997       1998         1999       2000         2001
                                             ----       ----         ----       ----         ----

Statement of Income Data:

Net Sales................................ $25,523     $16,337     $16,800     $19,028     $23,280
Cost of sales............................  24,018      12,650      11,549      13,999      17,751
                                           ------      -------     -------      ------      ------
Gross profit.............................   1,505       3,687       5,251       5,029       5,529
Operating expenses.......................  10,821       6,033       4,969       4,612       5,011
                                           ------      -------     -------      ------      ------
Income (loss) from operations before the.
   Gain on Trade Settlement..............  (9,316)     (2,346)       (282)        417         518
Gain on Trade Settlement.................                                                   1,141
Other income (expense) - net.............    (832)       (430)       (225)       (305)       (306)
                                           ------      -------     -------      ------      ------
Income (loss) before income taxes........ (10,148)     (2,776)         57         112       1,353
Income data:
   Income taxes (benefit)................     (14)        (67)          -           -        (120)
                                           ------      -------     -------      ------      ------
   Net income (loss).....................$(10,134)   $ (2,709)       $ 57      $  112      $1,473
                                          =======      =======     =======      ======      ======
   Net income (loss) per common share ...$  (3.96)   $  (1.06)      $ .02       $ .04      $  .58
                                          ========     =======     =======      ======      ======
Cash distributions per common share......$      -    $      -      $    -      $    -      $    -
                                          ========     =======     =======      ======      ======
Weighted average number of common
    shares outstanding ..................2,625,873  2,558,217   2,554,700   2,554,700   2,554,700
                                         ==========  =========   =========   =========   =========


                                             Year Ended December 31,
                                 ---------------------------------------------
                                 1997     1998        1999     2000       2001
                                 ----     ----        ----     ----       ----
Balance Sheet Data:

Working capital..............$ 2,926     $  470     $  584    $  915    $ 2,569
Total assets................. 11,155      6,569      8,713    10,670     11,625
Long-term debt...............      0          0          0         0          0
Shareholders' equity.........  4,124      1,415      1,472     1,584      3,057


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

         The following table sets forth, for the periods indicated, certain information derived from the Consolidated Statements of Income of the Company. All dollar and share amounts are set forth in thousands, except per share data.


                                     1999                       2000                        2001
                           Amount   Sales%  Change%    Amount  Sales%  Change%    Amount   Sales%  Change%
                           ------   ------  -------    ------  ------  -------    ------   ------  -------

Net sales................  $16,800  100.0      2.8    $19,028   100.0    13.3     $23,280  100.0     22.4
Gross Profit.............    5,251   31.3      2.4      5,029    26.4    -4.2       5,529   23.8      9.9
Operating
   expenses..............    4,969   29.6   - 17.6      4,612    24.2   -17.6       5,011   21.5      8.7
Income (loss) from
    operations before the
    gain on trade settlement   282    1.5      n/a        417     2.2    47.9         518    2.2     24.2
Other Income (expense)...     (225)   1.3      n/a       (305)    1.6    35.6         835    3.5      n/a
Income (loss) before
    income taxes.........       57    0.3      n/a        112     0.6    96.5        1353    5.8   1108.0
Income taxes
    (benefit)............        -      -      n/a          -       -     n/a        (120)   0.5      n/a
Net income (loss)........       57    0.3      n/a        112     0.6    96.5        1473    6.3   1215.2
Net income (loss)
    per common
    share................   $  .02                      $ .04                        $.58
Weighted
    average number
    of shares
    outstanding..........    2,555                      2,555                       2,555

         The Company's sales are generated through the wholesaling of jewelry products to the following groups:

                                   1997        1998     1999     2000     2001
                                   ----        ----     ----     ----    -----

Jewelry retail stores........      12.0 %      9.8 %     5.8 %    5.2 %    3.2 %
Specialty markets............       7.1        4.6      11.2     20.9     22.1
Mass merchandisers...........       5.2       21.3       4.0      8.0     22.3
Department stores............      64.6       55.1      57.5     49.8     41.7
National Jewelry Chains......      10.6        7.9      20.7     14.9      9.9
Catalog showrooms............      (0.5)       1.2       0.8      1.2      0.8
                                 -------   -------    -------  ------   -------
Total........................     100.0 %    100.0 %   100.0 %  100.0 %  100.0 %


Year Ended December 31, 2001 Compared to Year Ended December 31, 2000


             Net Sales. Net sales increased by $4.3 million, or 22.3% to $23.3 million in 2001, from $19.0 million in 2000. This increase primarily reflects increased sales to established customers. While the Company feels it has been somewhat successful in broadening its overall customer base, the impact in 2001 was not significant

          Gross Profit. Gross profit increased .5 million, or 9.9% to $5.5 million in 2001. While gross profit increased in 2001 gross margin decreased 2.7% and reflects the impact in both customer and product mix as well as increased provisions for future liquidations of excess inventories of $556,000 representing an increase of $312,000 from levels recorded in 2000.

        Income from Operations. Income from operations was $.5 million an increased of $101,000 or 24.2% in 2001 from $417,000 in 2000. Selling, General and Administative expenses increased $399,000 or 8.8% in 2001 and primarily reflect increased sales related costs.

        Net Income. The net income for 2001 of $1.5 million increased $1.4 million from the 2000 net income of $112,000. The increase in net income for 2001 was primarily attributable to the increase in sales, a gain on trade settlement of $1.2 million (see note 11 contained in the Audit Report) and recording of a tax benefit of $120,000. Interest expense remained flat from year to year and reflects the decrease in overall market interest rates as well as decreased interest rates due to the Company's refinancing of financing facility in September of 2001 offset by increased borrowing requirement associated with the increase in sales volume.

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

         Net Income. The net income for 2000 of $112,000 reflects an increase of $55,000 from the 1999 net income of $57,000. This increase in net income for 2000 was primarily attributable to the increase in sales combined with a decrease in operating costs. Interest expense increased by $80,000 reflecting increased financing requirements associated with the increase in sales volume.

Analysis of Financial Position, Liquidity and Capital Resources

         The Company's primary liquidity needs are to fund accounts receivable and inventories. The Company has historically financed its working capital requirements through a combination of internally generated cash, short-term borrowings under bank lines of credit. The Company's working capital at December 31, 2001 was $2.6 million as compared to $.9 million at December 31, 2000.

         On September 12, 2001 the Company entered into a credit agreement with a new financial institution, whereby the Company can borrow up to $3.5 million, plus the seasonal over-line amount of $1 million, payable on demand. The total credit facility is governed by a formula, as defined in the agreement, based principally on accounts receivable and inventory levels. This agreement provides, among other things, that the credit facilities are collateralized by substantially all the assets of the Company. Under this borrowing facility, interest is calculated at 1.5% over prime with respect to the revolving loan and 1.75% over prime for the portion attributable to the seasonal over-line amount. The agreement contains certain reporting and financial covenants, which the Company is required to maintain. The Company can terminate the agreement with repayment of the loan plus termination fees, or by the lender upon certain events as specified in the loan agreement. An officer of the Company has personally guaranteed up to $1,000,000 of the borrowing. As of December 31,2001, borrowings under this credit agreement were approximately $4,066,000.

         The following table summarizes cash provided by (used in) the Company's business activities for the past three years:

                                                   1999       2000       2001
                                                   ----       ----       ----
(Dollars in thousands)

Operating activities........................    $  (797)    $ (574)    $ (976)
Investing activities........................       (240)       (19)       (10)
Financing activities........................      1,037        652       1045
Increase (decrease) in cash.................          -         59         59

     Operating Activities. The net use of cash in 2001 was principally due to the increase in accounts receivable of $.9 million and decrease in accounts payable of $1.8 million. The increase in accounts receivable reflect the increased sales levels particularly in the fourth quarter where the decrease in accounts payable represents the combination of trade settlement, $1.2 million, and increased supplier payments as a result of increased financing activity.

     Investing Activities. Cash uses in 2001 were minimal and reflect the upgrade of computer and related systems and minor building renovations.

     Financing Activities. During 2001, the Company increased the amounts outstanding under its line of credit by $1.0 million to $4.1 million at December 31, 2001. Notes payable to employees decreased by $150,000.

     During the coming twelve months, the Company does not anticipate any significant capital expenditures.

Seasonality

     The jewelry business is highly seasonal, with the fourth calendar quarter, which includes the Christmas shopping season, historically contributing the highest sales of any quarter during the year. Seaonality cannot be predicted or counted upon, and the results of any interim period are not necessarily indicative of the results that might be expected during a full fiscal year.

         The following table sets forth the Company's unaudited net sales for the periods indicated (dollar amounts are in thousands):

                                     Year Ended December 31,
                    -----------------------------------------------------------
                         1999                  2000                 2001
                         ----                  ----                 ----
                    Amount     %        Amount         %     Amount           %
                    ------     -        ------         -     ------           -
First Quarter      $ 2,819    16.8     $ 4,711      24.7     $ 5,230       22.5
Second Quarter       2,886    17.2       4,031      21.2       5,803       24.9
Third Quarter        3,413    20.3       2,827      14.9       4,258       18.3
Fourth Quarter       7,682    45.7       7,459      39.2       7,989       34.3
                     -----    ----       -----      ----       -----       ----
Total              $16,800   100.0     $19,028     100.0     $23,280      100.0
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

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

Directors and Executive Officers

         The following table sets forth certain information as of the date hereof with respect to the directors and executive officers of the Company.

Name                            Age        Position
----                            ---        --------

Joseph K. Lau                   54         Chairman of the Board of Directors:
                                           President of IWI Holding Limited,
Principal Financial Officer
Richard J. Mick                 61         Vice President - Sales and Director
Norman S.W. Chui                30         Director
Connie S. Yui                   51         Inventory Manager and Director
Joseph A. Benjamin              59         Director
Samuel H. Lou                   48         Director

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

Committees and Attendance of the Board of Directors Meetings

         The Board of Directors has a standing audit committee and a compensation committee. Each committee has two members, Messrs. Joseph A. Benjamin and Samuel H. Lou Each Committee had one formal meeting during the year.

         During the year ended December 31, 2001, the Board of Directors held one formal meeting. Each director attended that meeting.


Employment Contracts

         The Company has an employment contract with Joseph K. Lau who is employed by Imperial pursuant to a contract expiring July, 2006. The contract provides for at a base salary of $271,000 in 2002, and bonuses as determined by the Compensation Committee of the Board of Directors.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

         The aggregate cash compensation paid by the Company to all directors and officers as a group during 2001 was approximately $500,000. Due to an extensive travel schedule, one of the officers of the Company resides in New York. Because of this, the Company also provides locally an apartment and related costs of approximately $15,600 for this individual in lieu of motel accomodations and incurs an estimated $6,300 a year in airfare costs.

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

         The Company, during 1995, also adopted a Non-Qualified Stock Option Plan (the "Non-Qualified Plan"). A total of 600,000 shares are reserved for issuance under the Non-Qualified Plan. The Non-Qualified Stock Option Plan
provides  for  the  granting  of  options  and  stock  appreciation   rights  to
non-employee directors, key management employees and consultants and is administered by the Compensation Committee. The terms of any options and/or stock appreciation rights granted under the Non-Qualified Plan shall be determined by the Compensation Committee provided that options may not be exercisable for a term longer than ten years and may not be exercisable at a price less than the stated value of the Common Stock. No options or stock appreciation rights had been granted under the Non-Qualified Stock Option Plan as of December 31, 2001.

In addition, the Company maintains a defined contribution plan which has both a profit sharing feature and a 401(k) savings feature (the "Plan"). Under the profit sharing portion of the Plan, contributions are an amount determined by the Company's Board of Directors. Subject to certain limitations required by law, the Company's contribution is allocated to each participant who is employed by the Company at the end of the Plan year in the proportion that the total compensation paid by the Company to each participant bears to the aggregate compensation paid by the Company to all participants during such Plan year. Under the 401(k) savin gs feature, eligible employees may elect, subject to certain limitations required by law, to defer payment of up to 15% of their compensation. The Plan provides that if an employee defers payment, the Company will contribute 50% of the first 6% of compensation deferred, by making a cash payment to the Plan on behalf of such participant. Contributions by the Company to the profit sharing feature of the plan, and earnings thereon, vest based on the participant's years of service with the Company, vesting 20% per year after one year of service and being fully vested after six years of service. Employee contributions are always 100% vested. Contributions by the Company to the 401(k) savings feature vest on the employees first day of employment. All contributions vest, regardless of years of service, upon termination of employment by reason of death of disability, attainment of age 62 or the termination of the Plan. After termination of employment, an employee is entitled to receive the distribution of his or her entire vested interest in the Plan in a lump sum, in installments for a specific period of time, or an annuity for life. The amounts held under the Plan are invested according to the instructions of the participant in investment funds designated by the plan administrator. The Company made contributions to the Plan during 2001 and 2000 of $51,000 and $47,000, respectively.

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

         Since 1998, some of the Company's products were purchased from a manufacturer in Hong Kong, which is managed by a relative of an officer of the Company. For the years ended December 31, 2001, 2000 and 1999, the Company's purchases from this manufacturer were approximately $7,337,000, $6,205,000 and $5,000,000 respectively.

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

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

  (a)  Financial Statements  Page

       Report of Independent Auditors...................................     F-1
       Consolidated Balance Sheets as of  December 31, 2001 and 2000....     F-2
       Consolidated Statements of Operations of Each of the Years
           in the Three-Year Period Ended December 31, 2001.............     F-3
       Consolidated Statements of Shareholders' Equity for Each of the
           Years in the Three-Year Period Ended December 31, 2001.......     F-4
       Consolidated Statements of Cash Flows for Each of the Years in
           the Three-Year Period Ended December 31, 2001................     F-5
       Notes to Consolidated Financial Statements.......................     F-7

                    Financial Statement Schedules (1)...................

           I - Condensed Financial Information of Registrant............    F-25
           II - Valuation and Qualifying Accounts.......................    F-28


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


                                            IWI HOLDINGS LIMITED


                                           By: /s/ Jospeh K. Lau
                                              -----------------------
                                               Joseph K. Lau
                                               Chairman - President

     Dated: April 30, 2002

         In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


    Name                  Title                                       Date
   -------               -------                                     ------

/s/ Joseph K. Lau      Chairman, President                       April 30, 2002
-----------------
Joseph K. Lau


/s/ Richard Mick       Vice President - Sales and  Director      April 30, 2002
----------------
Richard Mick


/s/ Connie S. Yui      Inventory Manager and Director            April 30, 2002
-----------------
Connie S. Yui


/s/ Norman S.W. Chui   Director                                  April 30, 2002
--------------------
Norman S.W. Chui


/s/ Joseph A. Benjamin Director                                  April 30, 2002
----------------------
Joseph A. Benjamin


/s/ Samuel H. Lou      Director                                  April 30, 2002
-----------------
Samuel H. Lou