Form 20-F/A
period 2001-12-31
IWI HOLDING LTD
filed 2002-05-28
CIK 923168

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


/s/ Connie S. Yui      Inventory Manager and Director            April 30, 2002
-----------------
Connie S. Yui


/s/ Norman S.W. Chui   Director                                  April 30, 2002
--------------------
Norman S.W. Chui


/s/ Joseph A. Benjamin Director                                  April 30, 2002
----------------------
Joseph A. Benjamin


/s/ Samuel H. Lou      Director                                  April 30, 2002
-----------------
Samuel H. Lou

                               IWI Holding Limited

                  Years Ended December 31, 2001, 2000 and 1999
================================================================================

                                 C o n t e n t s


                                                       Reference       Page

Independent Auditor's Report                                              1

Consolidated Balance Sheets                            Exhibit A        2-3

Consolidated Statements of Operations                  Exhibit B          4

Consolidated Statements of Stockholders' Equity        Exhibit C        5-6

Consolidated Statements of Cash Flows                  Exhibit D          7

Notes to Consolidated Financial Statements                             8-17

Condensed Financial Information of Registrant          Schedule I     18-19
  Balance Sheets
  Statements of Income and Accumulated Deficit

Note to Condensed Financial Statements                                   20

Valuation and Qualifying Accounts                      Schedule II    21-22

                          Independent Auditor's Report




The Board of Directors
IWI Holding Limited
Westmont, Illinois




We have  audited the  accompanying  consolidated  balance  sheets of IWI Holding
Limited as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedules listed in the index at item 19(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IWI Holding Limited as of December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, the information set forth in schedules listed in the index at item 19(a) is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.






s/Blackman Kallick Bartelstein, LLP
Chicago, Illinois
January 24, 2002

                               IWI Holding Limited

                           Consolidated Balance Sheets
                        (In Thousands, Except Share Data)

                           December 31, 2001 and 2000

================================================================================

                                Assets
                                                  2001            2002
Current Assets
        Cash                                     $ 200          $  141
        Accounts Receivable, less allowance
        for doubtful accounts of $546 in 2001
         and $550 in 2000                        4,440           3,670
        Inventories                              6,188           6,065
        Deferred income taxes                      120               -
        Prepaid expenses                           189             125
                                                --------       ----------
                Total Current Assets            11,137          10,001
                                                ========       ==========

Property and Equipment                           2,891           2,881
   Less accumulated depreciation                (2,403)         (2,212)
                                               ---------       ----------
        Property and Equipment, net                488             669
                                               ---------       ----------
                                              $ 11,625        $ 10,670
                                               =========       ==========


        The accompanying notes are an integral part of the consolidated financial statements

                                                                       Exhibit A

Liabilities and Stockholders Equity

                                                      2001              2000
Current liabilities
        Line of credit                              $ 4,066           $ 2,871
        Notes payable                                    10               160
        Accounts payable
                Trade                                 2,390             2,340
                Affiliated companies                    588             2,414
        Accrued advertising                             693               462
        Accrued liabilities                             821               839
                                                    ---------        -----------
                Total Current liabilities             8,568             9,086

Stockholders equity (Deficit)
        Preferred stock - $1 par value; authorized-
        5,000,0000 shares; issued and outstanding-
        3,644,880 shares                              3,645             3,645
        Common stock - no par value; authorized-
        10,000,000 shares; issued and outstanding-
        2,554,770 shares                                  -                 -
        Additional paid in capital                   12,446            12,446
        Accumulated deficit                         (13,034)          (14,507)
                                                  -----------       ------------
                Total stockholders' equity            3,057             1,584
                                                  -----------       ------------
                                                   $ 11,625         $  10,670
                                                  ===========       ============

                               IWI Holding Limited

                      Consolidated Statements of Operations
                        (In Thousands, Except Share Data)

                  Years Ended December 31, 2001, 2000 and 1999

================================================================================

                                                    2001        2000        1999

Net sales                                       $ 23,280     $ 19,028      $16,800

Cost of sales                                     17,751       13,999       11,549
                                                ---------    ---------    ---------
Gross Profit                                       5,529        5,029        5,251

Selling, General and Administrative expenses,
excluding the gain on trade settlement             5,011        4,612        4,969
                                                --------     ---------    ---------
Income from operations before the
gain on trade settlement                            518           417          282

Gain on trade settlement                          1,141             -            -

Interest expense                                  (306)          (305)        (225)
                                                --------     ---------    ---------
Income before income taxes                       1,353            112           57

Income tax benefit                                 120              -            -
                                                ---------    ---------    ---------
Net income                                     $ 1,473           $112          $57
                                                =========    =========    =========
Net income per common share                     $ 0.58          $0.04        $0.02

Weighted average number of common shares
 outstanding                                 2,554,700      2,554,700    2,554,700
                                             ============   ==========   ==========

                               IWI Holding Limited

                 Consolidated Statements of Stockholders' Equity
                        (In Thousands, Except Share Data)

                  Years Ended December 31, 2001, 2000 and 1999

================================================================================

                                Preferred Stock                 Common Stock
                              Number of                      Number of
                              Shares       Amount            Shares      Amount
                             -----------  ---------         ----------- --------
Balance, January 1, 1999      3,644,880   $ 3,645            2,554,700   $   -

Net loss                              -         -                    -       -
                               --------    -------           ---------    ------
Balance, December 31, 1999    3,644,880     3,645            2,554,700       -

Net income                            -         -                    -       -
                               --------    -------           ---------    ------
Balance, December 31, 2000    3,644,880     3,645            2,554,700       -

Net income                            -         -                    -       -
                               --------    -------           ---------    ------
Balance, December 31, 2001    3,644,880   $ 3,645            2,554,700    $  -
                               ========    =======           =========    ======

Additional
Paid-in         Accumulated
Capital         Deficit         Total
-----------     ------------    ------

$ 12,446        $ (14,676)     $1,415
       -               57          57
---------        ---------     --------
  12,446        $ (14,619)     $1,472
       -              112         112
---------        ---------     --------
  12,446          (14,507)      1,584
---------        ---------     --------
       -            1,473       1,473
---------        ---------     --------
$ 12,446        $ (13,034)     $3,057
=========        =========     ========

                               IWI Holding Limited

                      Consolidated Statements of Cash Flows
                                 (In Thousands)

================================================================================

                                           2001        2000          1999

Cash flows from operating activities
        Net income                      $ 1,473        $112           $57
        Adjustments to reconcile net
        income to net cash used in
        operating activities
        Depreciation and amortization      191         237            297
        Provision for doubtful accounts    120         244            125
        (Increase) decrease in
        Accounts receivable               (890)     (1,074)        (1,215)
        Inventories                       (123)     (1,265)        (1,114)
        Deferred income taxes             (120)          -              -
        Prepaid expenses                   (64)        (21)             3
     Increase (decrease) in
        Accounts payable - Trade            50         482            203
        Accounts payable to affiliated
        companies                       (1,826)        628            363
        Accrued liabilities                213          83            484
                                       ---------     --------      --------
                Net cash used in
                operating activities      (976)       (574)          (797)
                                       ---------     --------      --------
Net cash used in investing activities-
purchases of property and equipment        (10)        (19)          (240)
                                       ---------     --------      --------
Cash flows from financing activities
   (Payments on) borrowings from notes
    payable to employees                $ (150)     $  100          $ (65)
Borrowings from lines of credit, net     1,195         552          1,102
                                       ---------     --------      --------
                Net cash provided by
                financing activities     1,045         652          1,037
                                      ---------     --------      --------
Net increase in cash                        59          59              -

Cash, beginning of year                    141          82             82
                                      ---------     --------      --------
Cash, end of year                      $  200       $  141         $   82
                                      =========     ========      ========

                               IWI Holding Limited

                   Notes to Consolidated Financial Statements

================================================================================
                  Years Ended December 31, 2001, 2000 and 1999


Note 1 - Description of Business and Acquisitions

IWI Holding Limited (Holding) was incorporated in the British Virgin Islands on February 22, 1993. Holding and its wholly owned subsidiary (together, the Company) import, manufacture, and distribute wholesale fine jewelry. The Company also imports pearls for assembly and resale through its wholly owned subsidiary, Imperial World, Inc. (Imperial).


Note 2 - Summary of Significant Accounting Policies
                                                   -
Consolidation

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

As of December 31, 2001, the inventory valuation reserve was $1,067,000. The Company recorded an expense of $556,000 during 2001 to adjust the inventory value to lower of cost or market and to provide for future liquidations.

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

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock-Based Compensation

The Company has granted stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and, accordingly, recognizes no compensation expense for the stock option grants.

Advertising Costs

The Company expenses all advertising  costs as incurred.  Advertising costs were
approximately  $670,000,   $617,000  and  $672,000  for  2001,  2000  and  1999,
respectively.

Foreign Currency

The functional currency of the Company is the U.S. dollar. Transactions arising in foreign currencies have been translated at rates in effect at the dates of the transactions. The gains or losses during the years presented are not significant.

Income Per Common Share

The Company has adopted the provisions of FASB No. 128, "Earnings Per Share." Income per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. When dilutive, stock options and warrants are included as share equivalents using the treasury stock method in the calculation of diluted earnings per share. Basic and diluted net income per common share is the same for the years ended December 2001 and 2000. Common stock equivalents of the Company were not material for the year ended December 31, 1999 and nonexistent for the years ended December 31, 2000 and 2001.

Segment Information

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

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instrument and Hedging Activities." SFAS No. 133 is effective for the fiscal years beginning after June 15, 2000. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair market value. Changes in the fair value of derivatives are recorded each period in the current earnings or other comprehensive income (loss) depending on whether a derivative is designed as part of a hedge transaction and, if so, the type of hedge transaction involved. The adoption of SFAS No. 133 did not have an impact on its consolidated financial position or results of operation, as the Company does not currently hold any derivative financial instruments.

In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" subsequently updated by SAB 101A and SAB 101B ("SAB 101"). SAB 101 summarizes certain of the SEC's views in applying accounting principles generally accepted in the United States of America to revenue recognition in financial statements. The Company was required to adopt SAB 101 no later than the fourth quarter of calendar 2000. The Company believes that its revenue recognition practices are in compliance with SAB 101.

Note 2 - Summary of Significant Accounting Policies

New Accounting Pronouncements (Continued)
-----------------------------

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for years beginning after December 15, 2001. Under the new rule, goodwill will no longer be amortized, but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The pooling of interest method is no longer permitted for business combinations after June 30, 2001. Early adoption is permitted for companies with fiscal years beginning after March 15, 2001 provided that their first quarter financial statements have not been issued. The Company is not required to adopt this new standard until fiscal year ended December 31, 2002. The adoption of SFAS No. 141 will not have an impact on its consolidated financial position or results of operation, as the Company does not currently hold any goodwill or other intangibles.

In August 2001, the FASB issued SFAS No. 144, " Accounting for the Impairment or Disposal of Long-Lived Assets", effective for years beginning after December 15, 2001. The new rules for long-lived assets to be disposed by sale excludes the allocation of goodwill to be tested for impairment of such assets, establishes a primary asset approach to be used for the estimation of future cash flows and allows for probability-weighted future cash flow estimation for impairment testing. The Company is not required to adopt this new standard until its fiscal year ended December 31, 2002, and is currently evaluating the standard's impact.


Note 3 - Credit Arrangements

On September 12, 2001, the Company entered into a credit agreement with a new financial institution, whereby Imperial can borrow up to $3.5 million, plus the seasonal over-line amount of $1 million, payable on demand. The total credit facility is governed by a formula, as defined in the agreement, based principally on accounts receivable and inventory levels. This agreement provides, among other things, that the credit facilities are collateralized by substantially all the assets of Imperial. Under this borrowing facility, interest is calculated at 1.5% over prime with respect to the revolving loan and 1.75% over prime for the portion attributable to the seasonal over-line amount. An officer of the Company personally guarantees up to $1,000,000 of the borrowings. The agreement contains certain reporting and financial covenants, which the Company is required to maintain. The Company can terminate the agreement with repayment of the loan plus termination fees, or the lender can terminate the agreement upon certain events as specified in the loan agreement. As of December 31, 2001, borrowings under this credit agreement were approximately $4,066,000.

Under the prior credit agreement with a different financial institution, Imperial could borrow up to $2.5 million payable on demand. The total credit facility was governed by a formula, as defined in the agreement, based principally on accounts receivable and inventory levels. This agreement provided, among other things, that the credit facilities were collateralized by substantially all the assets of Imperial. Under this demand facility, interest was calculated at 3% over prime. The agreement contained certain reporting and financial covenants, which the Company was required to maintain. The agreement could be terminated by the Company with 60 days' written notice, or the lender can terminate the agreement upon certain events as specified in the loan agreement. An officer of the Company had personally guaranteed up to $1,000,000 of the borrowing. On November 9, 2000, this agreement was amended to increase the borrowing limit up to $3.5 million. As of December 31, 2000 and 1999, borrowings under this credit agreement were approximately $2,871,000 and $2,319,000, respectively.


Note 4 - Preferred Stock

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


Note 5 - Stock Option Plans

The Company has 150,000 shares of common stock reserved for options, which may be granted to directors, officers and key employees under a stock option plan adopted in 1994. The exercise price of the options shall not be less than the greater of $8.50 per share or the fair market value of the stock on the date the option is granted. As of December 31, 1999, there were 20,000 options outstanding that were cancelled during the following year. As of December 31, 2000 and 2001, there were no options outstanding.

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the respective option. All remaining outstanding stock options expired during fiscal year 2000. The Company's pro forma net income and pro forma net income per share, respectively, for the year ended December 31, 1999 would be $13,000 and $.01.

The weighted-average exercise price of options outstanding as of December 31, 1999 was $8.50.


Note 6 - Related Party Transactions

Since 1998, some of the Company's products were purchased from a manufacturer in Hong Kong, which is managed by a relative of an officer of the Company. The same relative was an officer in the former vendor company prior to the filing for bankruptcy in Hong Kong in 1998. See Note 11. For the years ended December 31, 2001, 2000 and 1999, the Company's purchases from this manufacturer were approximately $7,337,000, $6,205,000 and $5,000,000, respectively.

Note 7 - Income Taxes

The following table summarizes income taxes (benefits):

                                               Year Ended December 31
                                        2001         2000              1999
Current
        U.S. federal                    $   -       $   -             $   -
        U.S. state                          -           -                 -
                                        -------     -------           -------
                                            -           -                 -
                                        -------     -------           -------
Deferred
        U.S. federal                     (120)          -                 -
        U.S. state                          -           -                 -
                                        -------     -------           -------
                                         (120)          -                 -
                                        -------     -------           -------
Income tax benefit                      $(120)      $   -             $   -
                                        =======     =======           =======



The differences between the U.S. federal statutory tax rate and the Company's effective tax rate are as follows:

                                                Year Ended December 31
                                             2001        2000         1999

U.S. federal statutory tax rate             (34.0)%     (34.0)%       (34.0)
State income taxes (net of U.S.
federal income tax benefit)                     -           -             -
Change in valuation allowance                33.1         34.0         34.0
                                            --------    --------      --------
Consolidated effective tax rate               (.9)%          -%           -%

The components of deferred income taxes are as follows as of December 31:


                                                2001          2000
                                                 (In thousands)

Deferred tax assets
        Net operating and capital loss
       carryforward                           $ 2,976       $3,289
        Accounts receivable                       213          215
        Inventories                               461          534
        Property and equipment                    117           51
        Other                                      28           29
                                              ---------     --------
                                                3,795        4,118
        Less: valuation allowance              (3,675)      (4,118)
                                              ---------     --------
        Net deferred tax assets               $   120        $   -
                                              =========     ========

In accordance with the provisions of Internal Revenue Code Section 382, utilization of the Company's net operating loss carryforward is estimated to be limited to approximately $111,000 per year because of a change in corporate ownership. However, because some of the net operating losses were incurred during part of fiscal year 1998 and all of 1999 when the Section 382 limitation did not apply, the Company has approximately $4,600,000 of net operating loss carryforward available for immediate use as of December 31, 2001. Because of the
Section 382 limitation, the portion of the Company's total net operating loss carryforward that may be utilized through expiration is estimated to be approximately $6,500,000. This net operating loss carryforward will expire through 2018. The Company also has a capital loss carryforward of approximately $2,300,000, which expires in 2003. The utilization of the capital loss carryforward is also subject to Section 382 limitations.


Note 8 - Supplemental Cash Flow Information

                                                Year Ended December 31,
                                              2001       2000       1999
                                                      (In thousands)

Cash paid for interest                       $  332     $  286      $ 207
                                             ======      =====       ======

Note 9 - Employee Benefit Plan

The Company sponsors a defined-contribution profit-sharing plan (Plan) covering substantially all full-time employees who have completed one year of service. Company contributions to the Plan are discretionary, determined by the Board of Directors and fully vest to employees upon completion of six years of service. The Plan has a voluntary 401(k) savings feature. Participants may contribute up to 15% of their compensation to the Plan. As of July 1, 1998, the matching portion was increased to 50% of the first 6% of compensation that a participant contributes. The matching is discretionary and decided annually by the Board of Directors. Participant and employer-matched contributions to the Plan are 100% vested. Company contributions were approximately $51,000, $47,000 and $36,000 in 2001, 2000 and 1999, respectively.


Note 10 - Significant Customers

The Company derived, 38%, 21% and 18% of its net sales from three customers during 2001. The Company derived 34% and 17% of its net sales from two customers during 2000 and 44%, 18% and 12% from three customers in 1999. The receivable balances for significant customers were $4,058,500 and $3,123,000 as of December 31, 2001 and 2000, respectively.


Note 11 - Commitments and Contingencies

Litigation

The Company is a codefendant in a class action lawsuit brought by a stockholder in 1996 who alleges the Company misrepresented its financial position in interim financial statements. The stockholder is seeking damages of $11 million. The Company disputes the stockholder's allegations and believes that they will ultimately prevail in the litigation. The parties reached an agreement in principal to settle the claim for a significantly lesser amount, which was accrued as of December 31, 1999. The settlement agreement was subject to court approval and the Company may decline to proceed with the agreement if a significant number of class members "opt out" of the settlement.

Gain on Trade Settlement

One of the Company's former vendors filed for bankruptcy in Hong Kong in 1998. A relative to an officer of the Company managed this vendor. See Note 6. As of December 31, 1999 and 2000, the Company had a liability recorded to this vendor relating to inventory purchases of approximately $1,211,000. In addition, the Company had royalties receivable from the vendor, which had been fully reserved by the Company as of December 31, 1998, due to the bankruptcy filing. The Company wrote off this receivable in 1999. During fiscal year 2000, the Company offered and the former vendor conditionally accepted to settle the matter for $70,000. In fiscal year 2001, the bankruptcy court of Hong Kong approved the settlement and the Company recognized $1,141,000 of income, recorded as a trade settlement in the accompanying statement of operations.

Operating Lease

Imperial is obligated under a lease on its operating facility, located in Westmont, Illinois, for minimum rentals as well as real estate taxes and other operating expenses through October 2003, with an option for an additional five years.

The future minimum lease payments required under this lease as of December 31, 2001, is as follows (in thousands):

                Year ended December 31,
                               2002             $ 133
                               2003               125
                                                 -----
                Total minimum lease payments    $ 258
                                                 =====
Rent expense included in the accompanying statements of operations amounted to $187,000, $179,000 and $174,000 for 2001, 2000 and 1999, respectively.

Employment Agreements

The Company has an employment agreement with an officer expiring on July 31, 2006. The agreement includes provisions for severance payments for the longer of one additional year or any period for which the employee is required not to compete.

The future minimum annual compensation payments as required under the agreement as of December 31, 2001, approximated the following (in thousands):

                                2002                    $  271
                                2003                       288
                                2004                       310
                                2005                       335
                                2006                       204
                                                        --------
                                                        $ 1,408
                                                        ========

                               IWI Holding Limited

                  Condensed Financial Information of Registrant

                                 Balance Sheets

                           December 31, 2001 and 2000

================================================================================
Assets
                                                     2001                 2000
Cash                                              $  1,000             $  1,000
Due from affiliate                                 500,000              500,000
Investments in wholly owned subsidiaries         2,556,000            1,083,000

        Total assets                           $ 3,057,000           $1,584,000

Stockholders' equity

Preferred stock-$1 par value; authorized-
 5,000,000 shares; issued and outstanding-
3,644,880 shares                                $ 3,644,880        $ 3,644,880

Common stock - no par value; authorized -
10,000,000 shares; issued and outstanding-
2,554,700 shares                                          -                  -

Additional paid in capital                       12,446,120         12,446,120

Accumulated deficit                             (13,034,000)       (14,507,000)
                                                ------------        -----------
                                                $ 3,057,000        $ 1,584,000
                                                ============        ===========


                The accompanying note is an integral part of the
                        condensed financial statements.

                              IWI Holding Limited

                  Condensed Financial Information of Registrant

                  Statements of Income and Accumulated Deficit

                     Years Ended December 31, 2001 and 2000

================================================================================

                                                        2001         2000

Equity in net income of subsidiries                $ 1,473,000     $ 112,000

Accumulated deficit, beginning of year             (14,507,000)  (14,619,000)
                                                   -----------    -----------
Accumulated defitic, end of year                   $13,034,000  $(14,507,000)
                                                   ===========    ===========

                               IWI Holding Limited

                  Condensed Financial Information of Registrant

                     Note to Condensed Financial Statements

                     Years Ended December 31, 2001 and 2000

================================================================================



Note 1 - Basis of Presentation

The Company's share of net income of its unconsolidated subsidiaries, all of which are wholly owned, is included in net income using the equity method. Parent-company-only financial statements should be read in conjunction with the Company's consolidated financial statements.


                               IWI Holding Limited

                        Valuation and Qualifying Accounts

                  Years Ended December 31, 2001, 2000 and 1999
================================================================================

                                           Additions         Additions
                        Balance at         Charged to       Charged to                        Balance
                        Beginning          Costs and         Other                            At End
Description             of Period          Expenses         Accounts       Deductions         of Period
------------           ------------       -------------    ------------    -----------        ----------

Year ended
December 31, 1999

Allowance for
doubtful accounts     $ 5,957,000         125,000            220,000         5,677,000  (1)    $ 625,000

Inventory valuation
allowance             $ 1,778,000               -                  -           338,000  (2)   $1,440,000

Deferred income
tax valuation          $4,135,000          28,000                  -                 -  (3)   $4,163,000
allowance

Year ended
December 31, 2000

Allowance for
doubtful accounts        $625,000         244,000                  -           319,000         $550,000

Inventory valuation
allowance              $1,440,000         244,000                  -           484,000  (2)  $1,200,000

Deferred income
tax valuation
allowance              $4,163,000               -                  -            45,000  (3)  $4,118,000



                              IWI Holding Limited

                        Valuation and Qualifying Accounts

                  Years Ended December 31, 2001, 2000 and 1999
================================================================================

                                           Additions         Additions
                        Balance at         Charged to       Charged to                        Balance
                        Beginning          Costs and         Other                            At End
Description             of Period          Expenses         Accounts       Deductions         of Period
------------           ------------       -------------    ------------    -----------        ----------

Year ended
December 31, 2001

Allowance for
doubtful accounts        $550,000             120,000             -          124,000  (1)        $ 546,000

Inventory valuation
allowance              $1,200,000             556,000             -          689,000  (2)       $1,067,000

Deferred income
tax valuation
allowance             $ 4,118,000                   -             -          443,000  (3)       $3,675,000

(1) write-off of uncollectible accounts
(2) inventory losses realized
(3) decreases in deferred tax assets