Form 20-F
period 2002-12-31
IWI HOLDING LTD
filed 2003-07-09
CIK 923168

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F
(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

                   For the Fiscal Year Ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]

        For the transition period from ______________ to _______________.

                           Commission File No. 0-25108

                               IWI HOLDING LIMITED
             -------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

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

                                      None
                                ----------------
                                (Title of Class)

As of May 6, 2003, the Registrant had outstanding 2,554,700 shares of Common Stock and 3,644,880 shares of Preferred Stock.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past twelve
(12) months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past ninety (90) days. [ ] Yes [X] No

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [  ]   Item 18 [X]

TABLE OF CONTENTS


PART I                                                                     Page
                                                                           ----

ITEM  1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS               3
ITEM  2. OFFER STATISTICS AND EXPECTED TIMETABLE                             3
ITEM  3. KEY INFORMATION                                                     3
ITEM  4. INFORMATION ON THE COMPANY                                          4
ITEM  5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS                        6
ITEM  6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                          9
ITEM  7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                  11
ITEM  8. SELECTED CONSOLIDATED FINANCIAL DATA                               12
ITEM  9. THE OFFER AND LISTING                                              13
ITEM 10. ADDITIONAL INFORMATION                                             13
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET          14
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES             14

PART II

ITEM 13. DEFAULTS DIVIDEND ARREARAGES AND DELINQUENCIES                     14
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
            AND USE OF PROCEEDS                                             15
ITEM 15. CONTROLS AND PROCEEDURS                                            15
ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT                                 15
ITEM 16B.  CODE OF ETHICS                                                   15
ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES                           15

PART III

ITEM 17. FINANCIAL STATEMENTS                                               15
ITEM 18. FINANCIAL STATEMENTS                                               15
ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS                                  16

SIGNATURES                                                                  17

CERTIFICATION                                                               18

                  PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS


Not applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.


ITEM 3. KEY INFORMATION


SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands, except share data)

                                                               Year Ended December 31,
                                                1998        1999         2000         2001            2002
                                              --------    --------     ---------    ---------      ----------

Statement of Income Data:

Net sales                                     $16,337      $16,800      $19,028      $23,280        $25,802
Cost of sales                                  12,650       11,549       13,999       17,751         20,322
                                              --------     --------     --------     --------       --------
Gross profit                                    3,687        5,251        5,029        5,529          5,480
Operating expenses                              6,033        4,969        4,612        5,011          4,990
                                              --------     --------     --------     --------       --------
Income (loss) from operations before the
   Gain on Trade Settlement                    (2,346)         282          417          518            490
   Gain on Trade Settlement                         0            0            0        1,141              0
Other income (expense) - net                     (430)        (225)        (305)        (306)          (248)
                                              --------     --------     --------     --------       --------
Income (loss) before income taxes              (2,776)          57          112        1,353            242
Income data:
   Income tax benefit                              67            -            -          120             36
                                              --------     --------     --------     --------       --------
   Net income (loss)                         $ (2,709)    $     57     $    112      $ 1,473        $   278
                                              --------     --------     --------     --------       --------
   Net income (loss) per common share        $  (1.06)    $    .02     $    .04      $   .58        $   .04
                                              --------     --------     --------     --------       --------
Cash distributions per common share          $      -     $      -     $      -      $     -        $     -
Weighted average number of common
    shares outstanding                      2,554,700    2,554,700    2,554,700    2,554,700      2,554,700
                                            ==========   ==========   ==========   ==========     ==========


                                        Year Ended December 31,
                              1998      1999     2000     2001     2002
                             ------    ------   ------   ------   ------
Balance Sheet Data:

Working capital             $  470    $  584    $ 915  $ 2,569  $  3,010
Total assets                 6,569     8,713   10,670   11,625    14,255
Long-term debt                   0         0        0        0         0
Shareholders' equity         1,415     1,472    1,584    3,057     3,335

Risk Factors

The nature of the business and industry that the Company operates is very seasonal. This seasonality combined with the reliance of consumers using their discretionary disposable income on fashion related products within current economic conditions presents a potential risk that continued growth may be impacted.

The majority of the products that the Company sells are imported from the Peoples Republic of China ("PRC") and Hong Kong and as such reliance on non restrictive trading agreements between the United States of America and these countries is critical.


ITEM 4.   INFORMATION ON THE COMPANY


General

IWI Holding Limited ("Company") was incorporated in the British Virgin Islands on February 22, 1993. The Company, through its wholly-owned subsidiary, Imperial World, Inc. ("Imperial"), incorporated in the State of Illinois, is engaged in the design, assembly, merchandising and wholesale distribution of jewelry. The Company provides a broad range of fashionable jewelry targeted at consumers who seek fine jewelry at moderate prices for every day wear. These customers are likely to purchase jewelry at frequent intervals as fashions and styles change. The majority of the Company's U.S. sales are under the trade name of "World Pacific Jewelry." Customers of the Company are principally large retail establishments with jewelry departments and mass media marketers.

Products and Pricing

The Company's principal products are fine jewelry of rings, earrings, pendants, bracelets and necklaces, made of 10, 14 and 18 karat gold, set with diamonds, precious or semi-precious stones. In addition, the Company is also a major supplier of pearl products in the industry. The Company's products are currently sold in over 7,000 retail outlets. For the majority of products, the average wholesale price is approximately $65 with the prices ranging from approximately $20 to $500.

Marketing

The primary marketing efforts are product design and customer support services. The Company markets its proprietary products and product designs through a selling team that includes company management, internal account executives and independent sales representatives. Each major account has thorough involvement of internal sales management, to insure that quality of sales meet or exceed the company requirement.

Customers

The Company's customers consist of jewelry retail stores, mass merchandisers, such as Wal-Mart Stores, Inc., department stores, such as J.C. Penney Company, Inc., national jewelry chains, catalog showrooms and various specialty markets including The Home Shopping Network, Inc. The Company derived approximately 26%, 26% and 21% of its net sales from three customers during 2002. The Company has no long-term contracts with any customers, however, the core of each of its large volume purchasers have been customers for at least five years. The following table sets forth the approximate percentage of net sales for the major market segments for the periods indicated.

                                              Year Ended December 31,
                                         2000         2001           2002
                                         ----        ------          ----

Jewelry retail stores                     5.2 %        3.2 %         1.1 %
Specialty markets                        20.9         22.1          28.8
Mass merchandisers                        8.0         22.3          27.9
Department stores                        49.8         41.7          26.6
National jewelry chains                  14.9          9.9          12.5
Catalog showrooms                         1.2          0.8           3.1
                                        ------       ------        -----
         Total                          100.0 %      100.0 %       100.0 %
                                        ======       ======        =====

Competition

The jewelry industry in the United States is highly fragmented, with little significant brand name recognition or consumer loyalty. Selection is generally a function of design appeal, high perceived value and quality in relation to price.

Jewelry stores alone account for an estimated $25 billion in annual sales in the United States. Retail jewelry sales have historically increased at a rate in excess of the inflation rate. This increase is principally attributable to the growth in the number of dual working households which in turn has increased the amount of disposable income for women, the largest group of jewelry purchasers. The rise in number of women in the work force has increased the demand for women's business attire, including jewelry.

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

The following table sets forth the Company's unaudited net sales for the periods indicated (dollar amounts are in thousands):

                                    Year Ended December 31,
                          2000            2001          2002
                          ----            ----          ----
                      Amount   %    Amount    %   Amount     %
                     --------  -    ------    -   ------    ---

First Quarter       $  4,711  24.7  $5,230  22.5 $  3,756   14.6
Second Quarter         4,031  21.2   5,803  24.9    5,320   20.6
Third Quarter          2,827  14.9   4,258  18.3    6,821   26.4
Fourth Quarter         7,459  39.2   7,989  34.3    9,905   38.4
                     -------- ----  ------  ----  -------   ----
Total                $19,028 100.0  23,280  100.0 $25,802  100.0
                     ======= =====  ======  ===== =======  =====
Purchasing

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

Property, Plants and Equipment

The Company maintains its registered offices in the BVI; the Company leases approximately 13,000 square feet of space for operations and pearl assembly in Westmont, Illinois. Under the 10 year lease which commenced in November, 1993, and modified in November 1998, future minimum annual lease payments are approximately $125,000. At the expiration of the lease, the Company has the option to renew for an additional five years. The facility, which provides state of the art security, was designed to maximize the efficiency of the Company's current operations and to provide for the Company's anticipated growth.
The Company is currently evaluating lease alternatives including but not limited to expansion of available space at its present location or relocation to a larger facility within the same geographical area.

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

In September 2002, the Creditors Committee in the Bankrupt Estate of Montgomery Wards filed an action in Bankruptcy Court to recover alledged "preference payments" to the Company totaling $179,274. (Preference payments are payments made by a bankrupt person within ninety (90) days of the bankruptcy filing). The Company has responded to this action and believes that there is no merit to this claim.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

                                     2000                      2001                        2002
                                    -----                      ----                       -----
                                           %        %                  %       %                    %        %
                               Amount    Sales  Change     Amount   Sales  Change      Amount   Sales    Change


Net sales                     $19,028    100.0   13.3     $23,280   100.0   22.4       $25,802  100.0     10.8
Gross profit                    5,029     26.4   (4.2)      5,529    23.8    9.9         5,480   21.2     (0.9)
Operating expenses              4,612     24.2   (7.2)      5,011    21.5    8.7         4,990   19.3     (0.4)
                              --------  ------  ------    -------- ------- ------      -------- ------   -------
Income from operations before
  gain on trade settlement        417      2.2   47.9         518     2.2   24.2           490    1.9     (5.4)
Other income (expense)           (305)     1.6   35.6         835     3.5    n/a          (248)   1.0      n/a
                              --------  ------  ------    -------- ------- ------      -------- ------   -------
Income before
  income taxes                    112      0.6   96.5       1,353     5.8  1,108.0         242    1.0    (82.1)
Income tax benefit                  -        -    n/a         120     0.5    n/a            36    0.1    (70.0)
                              --------  ------- ------    -------- ------- ------      -------- ------   -------
Net income                        112      0.6   96.5        1473     6.3  1,215.2         278    1.1    (81.1)
                              ========  ======= ======    ======== ======= ======      ======== ======   =======
Net income per
common share                     $.04                       $ .58                         $.11
                              ========                    ========                     ========
Weighted average
number of shares
outstanding                     2,555                       2,555                        2,555
                              ========                    ========                     ========

The Company's sales are generated through the wholesaling of jewelry products to the following groups:

                               1998       1999     2000   2001    2002
                              -------    -------  ------  -----  ------

Jewelry retail stores           9.8%      5.8%     5.2%    3.2%    1.1%
Specialty markets               4.6      11.2     20.9    22.1    28.8
Mass merchandisers             21.3       4.0      8.0    22.3    27.9
Department stores              55.1      57.5     49.8    41.7    26.6
National jewelry chains         7.9      20.7     14.9     9.9    12.5
Catalog showrooms               1.2       0.8      1.2     0.8     3.1
                              -------   ------   -----    -----  -----
Total                         100.0%    100.0%  100.0%   100.0%  100.0%

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

         Net Sales. Net sales increased by $2.5 million, or 10.8% to $25.8 million in 2002, from $23.3 million in 2001. This increase reflects a combination of incremental sales to established customers and a broadening of the overall customer base. Approximately 60% of the growth in sales were generated by new customers.

         Gross Profit. Gross profit decreased $49,000 or 0.9% to 5.0 million in 2002. Gross margin decreased 2.6 % reflecting strategic pricing used to expand market share with our existing customer base and to secure new customers. The Company continued liquidating its excess inventories in the amount of $508,000, a decrease of $48,000 from 2001 levels.

         Income from Operations. Income from operations decreased $28,000 or 5.4% to $$490,000 in 2002 from $518,000 in 2001. There was little change in selling, general and administrative costs as they decreased by $21,000 or 0.4% to $490,000. Interest expense decreased $58,000 in 2002 reflecting the combination of overall market conditions and the financing package put in place in September 2001.

Net Income. The net income for 2002 totaled $278,000 a decrease of $1,195,000 from 2001 levels of $1.473,000. Excluding the gain on a trade settlement recorded in 2001 and the tax benefit of $36,000 in 2002 vs. $120,000 in 2001, net income increased $30,000 or 14.2%.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Sales. Net sales increased by $4.3 million, or 22.3% to $23.3 million in 2001, from $19.0 million in 2000. This increase primarily reflects increased sales to established customers. While the Company feels it has been successful in broadening its overall customer base the impact in 2001 was not significant.

Gross Profit. Gross profit increased $.5 million, or 9.9% to $5.5 million in 2001. While gross profit increased in 2001, gross margin decreased 2.7% reflecting the impact in both customer and product mix as well as increased provisions for future liquidations of excess inventories of $556,000, an increase of $312,000 from levels recorded in 2000.

Income from Operations. Income from operations was $.5 million an increase of $101,000 or 24.2% in 2001 from the $417,000 in 2000. Selling, General and
Administrative expenses increased $399,000 or 8.8% in 2001 and primarily reflect increased sales related costs. Interest expense remained flat from year to year and reflects the decrease in overall market interest rates as well as decreased interest rates due to refinancing of the Company's financing facility in September of 2001 offset by increased borrowing requirements associated with the increase in sales volume.

Net Income. The net income for 2001 of $1.5 million was an increase of $1.4 million from the 2000 net income of $112,000. The increase in net income for 2001 was primarily attributable to an increase in sales, a gain on a trade settlement of $1.2 million (see note 11 contained in the Audit Report) and the recording of a tax benefit of $120,000.

Analysis of Financial Position, Liquidity and Capital Resources

The Company's primary liquidity needs are to fund accounts receivable and inventories. The Company has historically financed its working capital requirements through a combination of internally generated cash and short-term borrowings under bank lines of credit. The Company's working capital at December 31, 2002 was $3.0 million as compared to $2.6 million at December 31, 2001.

On May 29, 2003 the Company entered into a credit agreement with a new financial institution, whereby the Company can borrow up to $5.0 million, plus the seasonal over-line amount of $1.5 million. The total credit facility is governed by a formula, as defined in the agreement, based principally on accounts receivable and inventory levels. This agreement provides, among other things, that the credit facilities are collateralized by substantially all the assets of the Company. Under this borrowing facility, interest is calculated at .75% over prime with respect to the base loan and 1.0% over prime for the loan during the seasonal over-line. The agreement contains certain reporting and financial covenants, which the Company is required to maintain. The credit agreement matures in two years, or may be accelerated by the lender upon certain events as specified in the loan agreement. An officer of the Company has agreed to personally guarantee up to $1,000,000 of the borrowing. This loan replaces the credit facility put in place in September 2001.

The following table summarizes cash provided by (used in) the Company's business activities for the past three years (dollar amounts are in thousands):

                                                   2000     2001    2002

Operating activities                             $(574)   $(976)    $516
Investing activities                               (19)     (10)     (42)
Financing activities                               652    1,045     (658)
Increase (decrease) in cash                         59       59     (184)

Operating Activities. The net cash provided in 2002 was principally due to the decrease in accounts receivable of $.5 million and an increase in accounts payable of $3.4 million which was offset by a corresponding increase in inventory on hand at December 31,2002.

Investing Activities. Cash uses in 2002 were minimal and reflect the upgrade of our computer and related systems and minor building renovations.

Financing Activities. During 2002, the Company decreased the amounts outstanding under its line of credit by $1.0 million to $3.1 million at December 31, 2002. Notes payable to employees and others increased by $305,000.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table sets forth certain information as of the date hereof with respect to the directors and executive officers of the Company.

Name                  Age   Position
Joseph K. Lau         55    Chairman of the Board of Directors: President of
                            IWI Holding Limited, Principal Financial Officer
Richard J. Mick       62    Vice President - Sales and Director
Norman S.W. Chui      31    Director
Connie S. Yui         52    Inventory Manager and Director
Joseph A. Benjamin    60    Director
Samuel H. Lou         49    Director

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

Compensation of Directors and Officers

The aggregate cash compensation paid by the Company to all directors and officers as a group during 2002 was approximately $535,000. Due to an extensive travel schedule, one of the officers of the Company resides in New York. Because of this, the Company also provides locally an apartment and related costs of approximately $14,500 for this individual in lieu of motel accommodations and incurs an estimated $5,300 a year in airfare costs.

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

The Company, during 1995, also adopted a Non-Qualified Stock Option Plan (the "Non-Qualified Plan.") A total of 600,000 shares are reserved for issuance under the Non-Qualified Plan. The Non-Qualified Stock Option Plan provides for the granting of options and stock appreciation rights to non-employee directors, key management employees and consultants and is administered by the Compensation Committee. The terms of any options and/or stock appreciation rights granted under the Non-Qualified Plan shall be determined by the Compensation Committee provided that options may not be exercisable for a term longer than ten years and may not be exercisable at a price less than the stated value of the Common Stock. No options or stock appreciation rights had been granted under the Non-Qualified Stock Option Plan as of December 31, 2002.

         In addition, the Company maintains a defined contribution plan which has both a profit sharing feature and a 401(k) savings feature (the "Plan.") Under the profit sharing portion of the Plan, contributions are an amount determined by the Company's Board of Directors. Subject to certain limitations required by law, the Company's contribution is allocated to each participant who is employed by the Company at the end of the Plan year in the proportion that the total compensation paid by the Company to each participant bears to the aggregate compensation paid by the Company to all participants during such Plan year. Under the 401(k) savings feature, eligible employees may elect, subject to certain limitations required by law, to defer payment of up to 15% of their compensation. The Plan provides that if an employee defers payment, the Company will contribute 50% of the first 6% of compensation deferred, by making a cash payment to the Plan on behalf of such participant. Contributions by the Company to the profit sharing feature of the plan, and earnings thereon, vest based on the participant's years of service with the Company, vesting 20% per year after one year of service and being fully vested after six years of service. Employee contributions are always 100% vested. Contributions by the Company to the 401(k) savings feature vest on the employees first day of employment. All contributions vest, regardless of years of service, upon termination of employment by reason of death of disability, attainment of age 62 or the termination of the Plan. After termination of employment, an employee is entitled to receive the distribution of his or her entire vested interest in the Plan in a lump sum, in installments for a specific period of time, or an annuity for life. The amounts held under the Plan are invested according to the instructions of the participant in investment funds designated by the plan administrator. The Company made contributions to the Plan during 2002, 2001 and 2000 of approximately $57,000, $51,000 and $47,000, respectively.

Employment Contracts

The Company has an employment contract with Joseph K. Lau who is employed by Imperial pursuant to a contract expiring July 2006. The contract provides for at a base salary of $288,000 in 2003, and bonuses as determined by the Compensation Committee of the Board of Directors.

Committees and Attendance of the Board of Directors Meetings

During the year ended December 31, 2002, the Board of Directors held five formal meetings. The Audit and Compensation Committees each held one meeting. Each director attended at least 3/5 of the total number of meetings of the Board of Directors. The Audit and Compensation Committees were attended by all members. The members of the Audit Committee are Messrs. Benjamin and Lou. The members of the Compensation Committee are Messrs. Lau, Benjamin and Lou.


Employees

As of December 31, 2002, the Company had 63 employees, including 2 executive officers, 8 persons in sales and merchandising, 43 persons in operations, and 10 persons in administrative and support functions. None of the employees is governed by a collective bargaining agreement and the Company considers its relations with its employees to be satisfactory. As of May 1, 2003, the Company had 66 employees, including 2 executive officers, 8 persons in sales and merchandising, 47 persons in operations, and 9 persons in administrative and support functions.

Share Ownership

Share ownership of Directors and Officers is illustrated in Item 7.

ITEM 7.  Major Shareholders and Related Party Transactions

Share ownership of major shareholders, Directors and Officers

The following table is furnished as of May 6, 2002, to indicate beneficial ownership of shares of the Company's Common Stock and Preferred Stock by (1) each shareholder of the Company who is known by the Company to be a beneficial owner of more than 10% of the Company's Common Stock or Preferred Stock and (2) all officers and directors of the Company as a group. The information in the following table was provided by such persons.

Name and Address       Amount and Nature of       Title of   Percent of     Percent of
of Beneficial Owner    Beneficial Ownership (1)   Class      Class          Voting Power
-------------------    ------------------------   ---------  -----------    ------------

Bamberg Company Ltd.       918,750                Common      35.96%         20.99%
Bamberg Company Ltd.     3,644,880                Preferred   100.00%        41.64%
Joseph K. Lau               15,000                Common      0.59%           0.34%
Richard J. Mick            117,500                Common      4.60%           2.68%
Joseph A. Benjamin          10,000                Common      0.39%           0.23%
Norman Chui                  5,000                Common      0.20%           0.11%
                        ------------                          ------          ------

All executive officers
and directors
As a  group (4 persons)    147,500                Common      5.77%           3.77%

Compliance with Section 16(a) of Exchange Act

Under the securities laws of the United States, the Company's Directors, its executive officers, and any persons holding more than ten percent of the Company's common stock are required to report their initial ownership of the Company's common stock and any subsequent changes in ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established and the Company is required to disclose in this Form 20F any failure to file by these dates during 2002. All of the filing requirements were satisfied on a timely basis in 2002. In making these disclosures, the Company has relied solely on written statements of its directors, executive officers and shareholders and copies of the reports that were filed with the Commission.

Related Party Transactions

All transactions between the Company, its officers, directors, principal shareholder or affiliates, whether presently existing are, or in the future will be, in the belief of management, on terms no less favorable to the Company than may be obtained from unaffiliated third parties.

Since 1998, some of the Company's products were purchased from a manufacturer in Hong Kong, which is managed by a relative of an officer of the Company. For the years ended December 31, 2002, 2001 and 2000, the Company's purchases from this manufacturer were approximately $6,793,000, $7,337,000, and $6,205,000 respectively.

The Company uses outside entities to pursue most of its sales, because it has proven to be both effective and economical. The stakeholders of a primary outside sales entity are an officer of the Company and a family member of such officer. All negotiations of pricing, compensation, contracts or any other matters involving this entity are conducted by persons other than the related party officer, and will be reviewed by the audit committee beginning in 2003. Commission expense of the Company for the years 2002, 2001 and 2000 were $697,000, $720,000 and $605,000 respectively. Selling expenses such as salaries, travel, entertainment etc. are borne directly by the independent sales entity.

ITEM 8.           Financial Information

Reference is made to the index to Consolidated Financial Statements of the Company, and notes thereto, appearing under Item 19 below, together with the report of Blackman Kallick Bartelstein, LLP thereon.

ITEM 9.           The Offer and Listing

There is no non-U.S. trading market for the Common Stock of the Company. Within the United States, the Company's Common Stock is traded in the over-the-counter market. The Company's Common Stock is quoted on the OTCBB under the symbol "JEWLF."

The following table sets forth the high and low bid price per share for the Company's Common Stock for each quarterly period for the past two years.

                            2002               2001
                        High    Low      High     Low
                        ----    ----    ------   ------

First Quarter          $.510   $ .080   $.150    $.060
Second Quarter          .300     .110    .120     .060
Third Quarter           .250     .110    .120     .080
Fourth Quarter          .250     .160    .095     .070


The following table sets forth the high and low bid price per share for the Company's Common Stock for each month for the past six months.


                         High        Low
2002

November                $ .160    $ .160
December                  .160      .160

2003

January                 $.160     $ .160
February                 .160       .140
March                    .160       .140
April                    .160       .160



The quotations reflect inter-dealer prices without mark-up, mark-down or commission and may not represent actual transactions.

At May 6, 2003, the bid price of the Common Stock was $.16.

As of May 6, 2003, there were approximately 250 beneficial holders of the Common Stock of the Company, nearly all of which are believed to be in the United States.

ITEM 10. Additional Information

Memorandum and Articles of Association.

The Company has two classes of stock, preferred and common.

Preferred stock has a par value of $1 per share, 5 million shares have been authorized 3,644,880 shares are issued and outstanding. The preferred shares are entitled to one-half vote per share and in the event of liquidation of the Company, the holders of the preferred shares will be entitled to $1 per share before any payment to holders of common stock. The preferred shares are subject to redemption, at the option of the Company, in whole or in part, at any time after March 21, 1997, at an amount not to exceed 50% of the net income in excess of $15,000,000 for the proceeding year, together with the accrued dividends, if any. The preferred shares are entitled to a 4% non-cumulative dividend, payable on all non-redeemed shares in cash, stock or property as the Board of Directors shall, in its discretion, declare from time to time. There have been no dividends paid or authorized to preferred shareholders.

Common stock has no par value, 10 million shares have been authorized 2,554,700 shares are issued and outstanding. Each share of common stock is entitled to one vote. Common stock is entitled to dividends payable in cash stock or property as the Board of Directors shall, in its discretion, declare from time to time. There have been no dividends paid or authorized to common shareholders.

Exchange Controls

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

Documents on Display

Documents concerning our Company which are referred to in this report may be inspected, upon reasonable notice, at our principal executive office at Oakmont Centre, 1010 Executive Court, Suite 300, Westmont, Illinois 60559.

ITEM 11.          Quantitative and Qualitative Disclosures About Market Risk

The economy and its impact on discretionary disposable consumer spending could be significant to future operating earnings.

The Company does not hold or issue financial instruments for trading or speculative purposes. The Company's financial instruments include accounts receivable, accounts payable, and notes payable. The exposure to the Company for interest rate fluctuations are limited to the existing line of credit and is not expected to be significant to its overall results of operation.

ITEM 12.          Description of Securities Other than Equity Securities

Not applicable.

         PART II


ITEM 13. Defaults, Dividend Arrearages and Delinquencies.

None reportable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None reportable.

ITEM 15. Controls and Procedures

A) Evaluation of disclosure controls and procedures. Our chief executive officer and our chief financial officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15-d-14(c))as of a date (the "evaluation Date") within 90 days before filing date of this report, have concluded that as of the Evaluation Date, our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

B) Changes in internal controls. There were no significant changes in our internal controls or to our knowledge, in other factors that could significantly affect our disclosure controls and procedures subsequent to the Evaluation Date.

ITEM 16A.         Audit Committee Financial Expert

The Company's Board of Directors has determined that it has at least one financial expert serving on its Audit Committee. This individual is Joseph A. Benjamin who has served as a Director of the Company since December, 1997. Mr. Benjamin is a CPA and is the Managing Partner of Benjamin & Birkenstein, P.C., a business and tax consulting firm in Chicago, Illinois.

ITEM 16B.         Code of Ethics

The Company has adopted a code of ethics for the Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer.

ITEM 16C.         Principal Accountant Fees and Services

Audit Fee

The aggregate fees paid relating to the audit of the Company's annual financial statements for the years ended December 31, 2002 and 2001 were $61,166 and $59,200, respectively.

All Other Fees

The aggregate fees paid for audit related services for the years ended December 31, 2002 and 2001 were $3,600 and $6,044, respectively.


         PART II


ITEM 17. Financial Statements

Not applicable

ITEM 18. Financial Statements

Reference is made to the index to Consolidated Financial Statements of the Company, and notes thereto, appearing under Item 19 below, together with the report of Blackman Kallick Bartelstein, LLP thereon.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements Page

Report of Independent Auditors                                              F-2
Consolidated Balance Sheets as of  December 31, 2002 and 2001               F-3
Consolidated Statements of Operations for Each of the Years
    in the Three-Year Period Ended December 31, 2002                        F-5
Consolidated Statements of Shareholders' Equity for Each of the
    Years in the Three-Year Period Ended December 31, 2002                  F-6
Consolidated Statements of Cash Flows for Each of the Years in
     the Three-Year Period Ended December 31, 2002                          F-8
Notes to Consolidated Financial Statements                                  F-9

Financial Statement Schedules (1)

I - Condensed Financial Information of Registrant                          F-18
II - Valuation and Qualifying Accounts                                     F-21

(1) All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule.

(b)      Exhibits

Exhibit
Number                                     Description

2.1* Bill of Sale dated February 4, 1995 re:acquisition of assets of Ullenberg Corporation (1)
2.2*   Stock Purchase Agreement relating to DACO Manufacturing Ltd. (3)
3.1* Amended and Restated Memorandum of Association and Articles of Association of IWI Holding Limited (2)
4.1*   Specimen Form of Common Stock certificate (2)
10.1* Lease Agreement between Imperial World, Inc. and American National Bank and Trust Company of Chicago dated October 15, 1993 for the site in Westmont, Illinois (2)
10.2*  Stock Option Plan (2)
10.3* Amended and Restated Credit Agreement dated June, 1996 between Rhode Island Hospital Trust National Bank and Imperial World, Inc. (2)
10.4*  Indemnity Agreement (2)
10.5*  Profit Sharing Plan (2)
10.6*  Territorial Agreement (2)
10.8*  IWI Holding Limited 1995 Non-Qualified Stock Option Plan (4)
10.11* Financing Agreement with Business Alliance Capital Corp.
10.12* Settlement Agreement with Richard W. Sigman
10.13* Settlement Agreement with Bruce W. Anderson
10.14* Amended Lease Agreement
10.15* DACO Sales Agreement
10.16* Employment Contract with Joseph K. Lau


(1) Incorporated by reference to the Company's Report on Form 6-K for the month of February, 1995.
(2) Incorporated by reference to the Company's Registration Statement on Form F-1 (File No. 33-78904) declared effective December 13, 1994.
(3) Incorporated by reference to the Company's Report on Form 6-K for the month of August, 1995.
(4) Incorporated by reference to the Company's Form 20-F for the year-ended December 31, 1995.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       IWI HOLDING LIMITED


                                       By:
                                       s/Joseph K. Lau
                                       Chairman,  President and Director





May 29, 2003

Certifications

I, Joseph K Lau, certify that:

1. I have reviewed this annual report on Form 20-F of IWI Holding, Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b. evaluated the effectiveness of the registrant's disclosure controls and procedures as a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or I other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date:  May 29, 2003
                                         s/Joseph K. Lau
                                         Chairman,  President and Director

I, Kenneth S. Rich, certify that:

1. I have reviewed this annual report on Form 20-F of IWI Holding, Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

d. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
e. evaluated the effectiveness of the registrant's disclosure controls and procedures as a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
f. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

c. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
d. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or I other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date:  May 29, 2003
                                             s/Kenneth S. Rich
                                             Controller

                               IWI Holding Limited

                  Years Ended December 31, 2002, 2001 and 2000
================================================================================
                                 C o n t e n t s


                                                      Reference       Page

Independent Auditor's Report                                            F-2

Consolidated Balance Sheets                           Exhibit A   F-3 - F-4

Consolidated Statements of Operations                 Exhibit B         F-5

Consolidated Statements of Stockholders' Equity       Exhibit C   F-6 - F-7

Consolidated Statements of Cash Flows                 Exhibit D         F-8

Notes to Consolidated Financial Statements                              F-9

Condensed Financial Information of Registrant:        Schedule I       F-18
    Balance Sheets
    Statements of Income and Accumulated Deficit

Note to Condensed Financial Statements                                 F-20

Valuation and Qualifying Accounts                     Schedule II      F-21

                          Independent Auditor's Report


The Board of Directors
IWI Holding Limited
Westmont, Illinois


We have audited the accompanying consolidated balance sheets of IWI Holding Limited as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedules listed in the index at item 19(a). These consolidated financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IWI Holding Limited as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, the information set forth in schedules listed in the index at item 19(a) is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.



s/Blackman Kallick Bartelstein, LLP



Chicago, Illinois
January 27, 2003, except for Note 12 as to which the date is May 29, 2003

                            IWI Holding Limited

                           Consolidated Balance Sheets
                        (In Thousands, Except Share Data)

                           December 31, 2002 and 2001
================================================================================


Assets

Current Assets                                           2002          2001
                                                        ------        -------
        Cash                                          $   16         $    200
        Accounts receivable, less allowance
        for doubtful accounts of $568 in 2002
        and $546 in 2001                               3,851            4,440
        Inventories                                    9,605            6,188
        Deferred income taxes                            156              120
        Prepaid expenses                                 302              189
                                                     --------         -------
                Total Current Assets                  13,930           11,137
                                                     ========         =======
Property and Equipment                                 2,932            2,891
        Less accumulated depreciation                 (2,607)          (2,403)
                                                     --------         --------
                Property and Equipment, Net          $14,255          $11,625
                                                     ========         ========

                      Liabilities and Stockholders' Equity


                                                          2002          2001
                                                         -------       -------
Current Liabilities
        Line of Credit                                  $  3,104       $  4,066
        Notes payable                                        315             10
        Accounts payable
                Trade                                      4,574          2,197
                Affiliated companies                       1,758            781
        Accrued advertising                                  236            693
        Accrued liabilities                                  933            821
                                                         --------       --------
                        Total Current Liabilities         10,920          8,568
                                                         --------       --------
Stockholders' Equity (Deficit)
        Preferred stock - $1 par value; authorized-
        5,000,000 shares; issued and outstanding -
        3,644,880 shares                                   3,645          3,645
        Common stock - no par value; authorized-
        10,000,000 shares; issued and outstanding -
        2,554,700 shares                                       -              -
        Additional paid-in capital                        12,446         12,446
        Accumulated deficit                              (12,756)       (13,034)

                Total Stockholders' Equity                 3,335          3,057
                                                        $ 14,255        $11,625
                                                        =========       ========

                                                              Exhibit B

                               IWI Holding Limited

                      Consolidated Statements of Operations
                        (In Thousands, Except Share Data)

                  Years Ended December 31, 2002, 2001 and 2000

================================================================================

                                         2002          2001            2000
                                        ------        ------          -------

Net Sales                             $  25,802       $23,280         $19,028

Cost of Sales                            20,322        17,751          13,999
                                        -------       --------       --------
Gross Profit                              5,480         5,529           5,029

Selling, General and Administrative
Expenses, Excluding the Gain on Trade
Settlement                                4,990         5,011           4,612
                                        -------       --------       ---------
Income from Operations Before the
Gain on Trade Settlement                    490           518             417

Gain on Trade Settlement                      -         1,141               -

Interest Expense                           (248)         (306)           (305)
                                        -------       --------       ---------
Income Before Income Taxes                  242         1,353             112

Income Tax Benefit                           36           120               -
                                        -------       --------       ---------
Net Income                                $ 278        $1,473          $  112
                                        =======       ========       =========
Net Income Per Common Share               $0.11        $ 0.58           $0.04
                                        =======       ========       =========
Weighted Average Number of Common
Shares Outstanding                    2,554,700     2,554,700       2,554,700
                                      =========     ==========      ==========

                               IWI Holding Limited

                 Consolidated Statements of Stockholders' Equity
                        (In Thousands, Except Share Data)

                  Years Ended December 31, 2002, 2001 and 2000

================================================================================

                                       Preferred Stock          Common Stock
                                     ------------------      -------------------
                                     Number of               Number of
                                     Shares      Amount      Shares      Amount
                                     ---------  --------     ----------  -------
Balance, January 1, 2000             3,644,880  $ 3,645      2,554,700   $   -

Net income                                   -        -              -       -
                                     ---------  --------     ---------   ------
Balance, December 31, 2000           3,644,880    3,645      2,554,700       -

Net income                                   -        -              -       -
                                     ---------  --------     ---------   ------
Balance, December 31, 2001           3,644,880    3,645      2,554,700       -

Net income                                   -        -              -       -
                                     ---------  --------     ---------   ------
Balance, December 31, 2002           3,644,880  $ 3,645      2,554,700   $   -
                                     =========  ========     =========   ======

                                                                      Exhibit C

        Additional Paid                 Accumulated
        in Capital                        Deficit               Total
        ----------------               -------------           -------
        $   12,446                      $  (14,619)           $  1,472
                 -                             112                 112
         -----------                      ----------           --------
            12,446                         (14,507)              1,584
                 -                           1,473               1,473
         -----------                      ----------           --------
            12,446                         (13,034)              3,057
                 -                             278                 278
         -----------                      ----------           --------
        $   12,446                      $  (12,756)           $  3,335
         ===========                      ==========           ========

                               IWI Holding Limited

                      Consolidated Statements of Cash Flows
                                 (In Thousands)

                  Years Ended December 31, 2002, 2001 and 2000
================================================================================

                                                2002        2001          2000
                                              --------    --------     ---------
Cash flows from operating activities
        Net income                             $ 278       $1,473         $112
        Adjustments to reconcile net
        income to net cash provided
        by (used in) operating activities
        Depreciation and amortization            205          191         237
        Provision for doubtful accounts           53          120         244
        (Increase) decrease in accounts
        receivable                               536         (890)     (1,074)
        Inventories                           (3,417)        (123)     (1,265)
        Deferred income taxes                    (36)        (120)          -
        Prepaid expenses                        (113)         (64)        (21)
        Increase (decrease) in
        accounts payable - Trade               2,377          (98)        560
        Accounts payable to affiliated
        companies                                977       (1,678)        550
        Accrued liabilities                     (344)         213          83
                                              --------    ---------    -------
                Net cash provided by (Used in)
                operating activities             516         (976)       (574)
                                              --------    ---------    -------
Net cash used in investing activities -
purchases of property and equipment              (42)         (10)        (19)
                                              --------    ---------    -------
Cash flows from financing activities
        Borrowings from (payments on)
        notes payable to employees               305         (150)        100
        (Payments on) borrowings from lines
        of credit, net                          (962)       1,195         552
                                              --------    ---------    -------
                Net cash (used in) provided
                by financing activities         (658)       1,045         652
                                              --------    ---------    -------
Net (decrease) increase in cash                 (184)          59          59

Cash, beginning of year                          200          141          82
                                               ------      -------      ------

Cash, end of year                             $   16       $  200       $ 141
                                               ======      =======      ======

                               IWI Holding Limited

                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2002, 2001 and 2000
================================================================================

Note 1 - Description of Business and Acquisitions

IWI Holding Limited ("Holding") was incorporated in the British Virgin Islands on February 22, 1993. Holding and its wholly owned subsidiary (together, the "Company") import, manufacture, and distribute wholesale fine jewelry. The Company also imports pearls for assembly and resale through its wholly owned subsidiary, Imperial World, Inc. ("Imperial")


Note 2 - Summary of Significant Accounting Policies

Consolidation

All significant intercompany transactions have been eliminated.

Inventories

Inventories, primarily consisting of finished goods, are stated at the lower of first-in, first-out (FIFO) cost or market.

As of December 31, 2002 and 2001, the inventory valuation reserve was $1,073,000 and $1,066,553 respectively. The Company recorded an expense of $508,000, $556,000 and $244,000 during 2002, 2001 and 2000, respectively, to adjust the inventory value to lower of cost or market and to provide for future liquidations.

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

Fair Value of Financial Instruments

The Company's financial instruments include accounts receivable, accounts payable, and notes payable. The fair values of all financial instruments were not materially different than their carrying values.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock-Based Compensation

In prior years, the Company had granted stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounted for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and, accordingly, recognized no compensation expense for the stock option grants. As of December 31, 2002 and 2001, there were no stock options outstanding.

Advertising Costs

The Company expenses all advertising costs as incurred. Advertising costs were approximately $544,000, $670,432 and $617,442 for 2002, 2001 and 2000,
respectively.

Foreign Currency

The functional currency of the Company is the U.S. dollar. Transactions arising in foreign currencies have been translated at rates in effect as of the dates of the transactions. The gains or losses during the years presented are not significant.

Income Per Common Share

The Company has adopted the  provisions  of FASB No. 128,  "Earnings Per Share."
Income  per  common   share  is  computed   by   dividing   net  income  by  the
weighted-average number of common shares outstanding during the period.

Segment Information

The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." The internal reporting that is used by management for making operating decisions and assessing performance is used as the source of determining the Company's reportable segments. This statement requires disclosure of certain information by reportable segment, geographic area and major customer.

The Company imports, manufactures, distributes and wholesales fine jewelry. Substantially all the Company's sales are within the United States. The Company operates this product line as one operating segment, which is deemed to be one reportable segment for purposes of this disclosure.

Comprehensive Income

Comprehensive income is a measure of all equity that results from recognized transactions and other economic events other than owner transactions, such as stock purchases and issuances and dividends. There were no significant differences between the Company's net income and comprehensive income.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instrument and Hedging Activities." SFAS No. 133 is effective for the fiscal years beginning after June 15, 2000. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair market value. Changes in the fair market value of derivatives are recorded each period in the current earnings or other comprehensive income
(loss) depending on whether a derivative is designed as part of a hedge transaction and, if so, the type of hedge transaction involved. The adoption of SFAS No. 133 did not have an impact on its consolidated financial position or results of operation, as the Company does not currently hold any derivative financial instruments.

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

Note 2 - Summary of Significant Accounting Policies

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for years beginning after December 15, 2001. Under the new rule, goodwill will no longer be amortized, but will be subject to annual impairment tests in accordance with the SFAS No. 141. Other intangible assets will continue to be amortized over their useful lives. The pooling of interest method is no longer permitted for business combinations after June 30, 2001. Early adoption is permitted for companies with fiscal years beginning after March 15, 2001 provided that their first quarter financial statements have not been issued. The adoption of SFAS No. 141 and 142 did not have an impact on its consolidated financial position or results of operation, as the Company does not currently hold any goodwill or other intangibles.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for years beginning after December 15, 2001. The new rules for long-lived assets to be disposed by sale excludes the allocation of goodwill to be tested for impairment of such assets, establishes a primary asset approach to be used for the estimation of future cash flows and allows for probability-weighted future cash flow estimation for impairment testing. The adoption of SFAS No. 144 did not have an impact on the Company's consolidated financial position or results of operation.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." This Statement, which is effective for years beginning after December 15, 2002 amends Statement No. 123, "Accounting for Stock-Based Compensation," and provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of Statement No. 123 regardless of the accounting method used to account for stock-based compensation. The adoption of SFAS No. 148 will not have an impact on the Company's consolidated position or results of operations since the Company does not have any stock options outstanding as of December 31, 2002.


Note 3 - Credit Arrangements

On September 12, 2001, the Company entered into a credit agreement with Cole Taylor Bank, whereby Imperial can borrow up to $3.5 million, plus the seasonal over-line amount of $1 million, payable on demand. Effective September 12, 2002, under the original credit agreement, the maximum borrowing ability increased to $4.2 million, plus the seasonal over-line amount of $1 million, payable on demand. The total credit facility is governed by a formula, as defined in the agreement, based principally on accounts receivable and inventory levels. This agreement provides, among other things, that the credit facilities are collateralized by substantially all the assets of Imperial with an approximate net book value of $13.5 million. Under this borrowing facility, interest is calculated at 1.5% over prime with respect to the revolving loan and 1.75% over prime for the portion attributable to the seasonal over-line amount. An officer of the Company personally guarantees up to $1,000,000 of the borrowings. The agreement contains certain reporting and financial covenants, which the Company is required to maintain.

The Company can terminate the agreement with repayment of the loan plus termination fees, or the lender can terminate the agreement upon certain events as specified in the loan agreement. If this agreement is not terminated by either party, it will expire on September 2003, but it is management's expectation that this agreement will be renewed by the bank or that a similar arrangement with another lender will be concluded. As of December 31, 2002 and 2001, borrowings under this credit agreement were approximately $3,104,000 and $4,066,000, respectively.

See Note 12 for new borrowing agreement.


Note 4 - Preferred Stock

The 3,644,880 issued preferred shares are redeemable at the Company's option after March 21, 1997, at an amount not to exceed 50% of net income in excess of $15 million for the preceding year. If not redeemed, the preferred shares will begin to accrue a 4% noncumulative dividend as of that date. The preferred shares have voting rights equivalent to one-half vote per share. In the event of a liquidation of the Company, the holders of preferred shares will be entitled to $1 per share before any payment is made to common stockholders.


Note 5 - Stock Option Plans

During 1995, the Company adopted a nonqualified stock option plan under which 600,000 shares of common stock have been reserved for options, which may be granted to key employees and third-party consultants at an option price to be determined by the Compensation Committee of the Board of Directors. No options have been granted under this plan. This plan will expire 10 years from the date of its adoption.


Note 6 - Related Party Transactions

Since 1998, some of the Company's products are purchased from a manufacturer in Hong Kong, which is managed by a relative of an officer of the Company. The same relative was an officer in the former vendor company prior to the vendor company's filing for bankruptcy in Hong Kong in 1998. See Note 11. For 2002, 2001 and 2000, the Company's purchases from this manufacturer were approximately $6,793,000, $7,337,000 and $6,205,000, respectively.

The Company uses outside entities to pursue most of its sales, because it has proven to be both effective and economical. The stakeholders of a primary outside sales entity are an officer of the Company and a family member of such officer. All negotiations of pricing, compensation, contracts or any other matters involving this entity are conducted by persons other than the related party officer, and will be reviewed by the audit committee beginning in 2003. Commission expense of the Company for the years 2002, 2001 and 2000 were $697,000, $720,000 and $605,000, respectively. Selling expenses such as salaries, travel and entertainment are borne directly by the sales entity.

Note 7 - Income Taxes

The following table summarizes income taxes (benefits):

                                             Year Ended December 31
                                  ------------------------------------------
                                    2002            2001              2000
                                  -------          ------          ---------
                                               (In Thousands)
Current
        U.S. federal                $   -           $    -          $   -
        U.S. state                      -                -              -
                                    -------         --------        --------
                                        -                -              -
                                    -------         --------        --------
Deferred
        U.S. federal                  (29)            (98)              0
        U.S. state                     (7)            (22)              -
                                    -------         --------        --------
                                      (36)           (120)              -
                                    -------         --------        --------
Income tax Benefit                 $  (36)          $(120)         $    -
                                    =======         ========        ========

The differences between the U.S. federal statutory tax rate and the Company's effective tax rate are as follows:

                                        Year Ended December 31,
                                -------------------------------------------
                                     2002          2001            2000
                                   --------      --------        --------
U.S. federal statutory tax rate      34%            34%             34%
Change in valuation allowance       (55)           (44)            (40)
Other                                 6              1               6
                                   ------         -------         -------
Consolidated Effective Tax rate    (15)%           (9)%              -%
                                   ======         =======         =======

The components of deferred income taxes as of December 31, are as follows:

                                                2002                    2001
                                              --------                 -------
                                                       (In Thousands)
        Deferred Tax Assets
        Net operating and capital loss
        carryforward                          $ 2,837                 $ 2,815
        Accounts receivable                       222                     213
        Inventories                               517                     478
        Property and equipment                    157                     117
        Accrued expenses                           35                     242
                                              --------                --------
                                                3,768                   3,865
        Less: valuation allowance              (3,612)                 (3,745)
                                              --------                --------
        Net Deferred Tax Asset                $   156                 $   120
                                              ========                ========

In accordance with the provisions of Internal Revenue Code Section 382, utilization of the Company's net operating loss carryforward is estimated to be limited to approximately $111,000 per year because of a change in corporate ownership. However, because some of the net operating losses were incurred during part of fiscal year 1998 and all of 1999 when the Section 382 limitation did not apply, the Company has approximately $4,300,000 of net operating loss carryforward available for immediate use as of December 31, 2002. Because of the
Section 382 limitation, the portion of the Company's total net operating loss carryforward that may be utilized through expiration is estimated to be approximately $6,100,000. This net operating loss carryforward will expire through 2019. The Company also has a capital loss carryforward of approximately $2,300,000, which expires in 2003. The utilization of the capital loss carryforward is also subject to Section 382 limitations.

Note 8 - Supplemental Cash Flow Information

                                        Year Ended December 31
                                ------------------------------------------
                                  2002            2001             2000
                                ---------       --------         --------
                                            (In Thousands)
        Cash paid for interest   $ 246          $  332            $  286
                                ========        ========          =========

Note 9 - Employee Benefit Plans

The Company sponsors a defined-contribution profit-sharing plan covering substantially all full-time employees who have completed one year of service. Company contributions to the plan are discretionary, determined by the Board of Directors and fully vested to employees upon completion of six years of service. The Company also has a voluntary 401(k) savings plan. Participants may contribute up to 15% of their compensation to this plan. The company matching to this plan is discretionary and decided annually by the Board of Directors. Participant and employer-matched contributions to the plans are 100% vested. Company's contributions to these plans were approximately $57,000, $51,000 and $47,000 in 2002, 2001 and 2000, respectively.

Note 10 - Significant Customers

The Company derived, 26%, 26% and 21% of its net sales from three customers during 2002. The Company derived 38%, 21% and 18% of its net sales from three customers during 2001 and 34% and 17% from two customers in 2000. The receivable balances for significant customers were $2,414,000 and $4,058,500 as of December 31, 2002 and 2001, respectively.

Note 11 - Commitments and Contingencies

Litigation

The Company is a codefendant in a class action lawsuit brought by a stockholder in 1996 who alleges the Company misrepresented its financial position in interim financial statements. The original suit seeks damages of $11 million. The Company has repeatedly disputed the stockholder's allegations and believes that they would ultimately prevail in litigation. The parties reached an agreement in principal to settle the claim for a significantly lesser amount, which was accrued for in 1999. The settlement agreement is subject to court approval and the Company may decline to proceed with the agreement if a significant number of class members "opt out" of the settlement. As of December 31, 2002 there has been no response from counsel for the class action lawsuit or from the lead plaintiff.

Gain on Trade Settlement

One of the Company's former vendors in Hong Kong filed for bankruptcy in 1998. A relative of an officer of the Company managed this vendor. See Note 6. As of December 31, 2000, the Company had a liability recorded to this vendor relating to inventory purchases of approximately $1,211,000. In addition, the Company had royalties receivable from the vendor, which had been fully reserved by the Company as of December 31, 1998, due to the bankruptcy filing. The Company wrote off this receivable in 1999. During 2000, the Company offered and the former vendor conditionally accepted to settle the matter for $70,000. In 2001, the bankruptcy court of Hong Kong approved the settlement and the Company recognized $1,141,000 of income, recorded as a trade settlement in the accompanying consolidated statements of operations.

Operating Lease

Imperial is obligated under a lease on its operating facility, located in Westmont, Illinois, for minimum rentals as well as real estate taxes and other operating expenses through October 2003, with an option for an additional five years.

The future minimum lease payments required under this lease as of December 31, 2002, is $125,000.

Rent expense included in the accompanying consolidated statements of operations amounted to $190,000, $187,000 and $179,000 for 2002, 2001 and 2000,
respectively.

Employment Agreements

The Company has an employment agreement with an officer expiring on July 31, 2006. The agreement includes provisions for severance payments for the longer of one year or any period for which the employee is required not to compete.

The future minimum annual compensation payments as required under the agreement as of December 31, 2002, approximate the following (in thousands):

                2003                    $   288
                2004                        310
                2005                        335
                2006                        204
                                        --------
                                        $ 1,137

Note 12 - Subsequent Event

On May 29, 2003, the Company entered into a credit agreement with a new financial institution, where by the Company can borrow up to $5 million, plus the seasonal over-line amount of $1.5 million. The total credit facility is governed by a formula, as defined in the agreement, based principally on accounts receivable and inventory levels. This agreement provides, among other things, that the credit facilities are collateralized by substantially all the assets of the Company. Under this borrowing facility, interest is calculated at ..75% over prime with respect to the revolving loan and 1% over prime for the portion attributable to the seasonal over-line amount. The agreement contains certain reporting and financial covenants, which the company is required to maintain. The credit agreement matures in two years, or may be accelerated by the lender upon certain events as specified in the loan agreement. An officer of the Company has agreed to personally guarantee up to $1,000,000 of the borrowings. This agreement replaces the credit facility put in place in September 2001.

                                                                      Schedule I
                                                                       (Page 1)
                               IWI Holding Limited

                  Condensed Financial Information of Registrant

                                 Balance Sheets

                           December 31, 2002 and 2001

================================================================================

                                     Assets
                                                            2002           2001
                                                          --------      --------
Cash                                                     $  1,000      $  1,000
Due from affiliate                                        500,000       500,000
Investments in wholly owned subsidiaries                2,834,000     2,556,000
                                                       -----------    ----------
        Total assets                                   $3,335,000    $3,057,000

                              Stockholders' Equity

Preferred stock - $1 par value; authorized - 5,000,000
shares; issued and outstanding - 3,644,880 shares     $ 3,644,880    $3,644,880

Common stock - no par value; authorized - 10,000,000
shares; issued and outstanding - 2,554,700 shares               -             -

Additional paid in capital                             12,446,120    12,446,120

Accumulated deficit                                   (12,756,000)  (13,034,000)
                                                      ------------  ------------
                                                      $ 3,335,000   $ 3,057,000
                                                      ============  ============

                                                                     Schedule I
                              IWI Holding Limited

                  Condensed Financial Information of Registrant

                  Statements of Income and Accumulated Deficit

                     Years Ended December 31, 2002 and 2001

================================================================================

                                              2002                    2001
                                             -------                 ------

Equity in net income of subsidiaries        $ 278,000             $ 1,473,000
Accumulated deficit, beginning of year    (13,034,000)            (14,507,000)
                                        --------------          --------------
Accumulated deficit, end of year         $(12,756,000)           $(13,034,000)
                                        ==============          ==============

                               IWI Holding Limited

                  Condensed Financial Information of Registrant

                     Note to Condensed Financial Statements

                     Years Ended December 31, 2002 and 2001

================================================================================


Note 1 - Basis of Presentation

The Company's share of net income of its unconsolidated subsidiaries, all of which are wholly owned, is included in net income using the equity method. Parent-company-only financial statements should be read in conjunction with the Company's consolidated financial statements.

                                                                 Schedule II
                                                                   (Page 1)


                               IWI Holding Limited

                        Valuation and Qualifying Accounts

                  Years Ended December 31, 2002, 2001 and 2000
================================================================================

                                   Additions      Additions
                    Balance at     Charged to     Charged to                        Balance
                    Beginning      Costs and      Other                             At End
Description         of Period      Expenses       Accounts         Deductions       of Period
-----------         -----------    -----------    -----------     ------------     -----------

Year Ended
December 31, 2000

Allowance for
doubtful accounts     $ 625,000       244,000           -         319,000 (1)       $ 550,000

Inventory Valuation
allowance            $ 1,440,000      244,000           -         484,000 (2)     $ 1,200,000

Deferred income
tax valuation
allowance            $ 4,163,000            -           -          45,000 (3)      $4,118,000

Year Ended
December 31, 2001

Allowance for
doubtful accounts       $550,000      120,000           -         124,000 (1)        $546,000

Inventory valuation
allowance             $1,200,000      556,000           -         689,000 (2)      $1,067,000

Deferred income
tax valuation
allowance             $4,118,000            -           -         373,000 (3)      $3,745,000


                                                                  Schedule II
                                                                    (Page 2)

                               IWI Holding Limited

                        Valuation and Qualifying Accounts

                  Years Ended December 31, 2002, 2001 and 2000
================================================================================

                                   Additions      Additions
                    Balance at     Charged to     Charged to                       Balance
                    Beginning      Costs and      Other                            At End
Description         of Period      Expenses       Accounts        Deductions       of Period
-----------         -----------    -----------    -----------    ------------     -----------

Year Ended
December 31, 2002

Allowance for
doubtful accounts     $ 546,000       53,000           -           31,000 (1)        $568,000

Inventory Valuation
allowance            $1,067,000      508,000           -          502,000 (2)      $1,073,000

Deferred income
tax valuation
allowance           $ 3,745,000            -           -          133,000 (3)      $3,612,000


(1)     Write-off of uncollectible accounts
(2)     Inventory losses realized
(3)     Decreases in deferred tax assets