Form 20-F
period 2003-12-31
IWI HOLDING LTD
filed 2004-06-17
CIK 923168

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F
(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

                   For the Fiscal Year Ended December 31, 2003

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

                                      None
                                ----------------
                                (Title of Class)

As of May 10, 2004, the Registrant had outstanding 2,554,700 shares of Common Stock and 3,644,880 shares of Preferred Stock.

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

                                TABLE OF CONTENTS


PART I                                                                    Page
                                                                         ------

ITEM  1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS             3
ITEM  2.  OFFER STATISTICS AND EXPECTED TIMETABLE                           3
ITEM  3.  KEY INFORMATION                                                   3
ITEM  4.  INFORMATION ON THE COMPANY                                        4
ITEM  5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS                      6
ITEM  6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                        9
ITEM  7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                12
ITEM  8.  SELECTED CONSOLIDATED FINANCIAL DATA                             13
ITEM  9.  THE OFFER AND LISTING                                            13
ITEM 10.  ADDITIONAL INFORMATION                                           14
ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET        14
ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES           15

PART II

ITEM 13.  DEFAULTS DIVIDEND ARREARAGES AND DELINQUENCIES                    15
ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
             AND USE OF PROCEEDS                                            15
ITEM 15.  CONTROLS AND PROCEEDURS                                           15
ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT                                 15
ITEM 16B.  CODE OF ETHICS                                                   15
ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES                           16

PART III

ITEM 17. FINANCIAL STATEMENTS                                               16
ITEM 18. FINANCIAL STATEMENTS                                               16
ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS                                  16

SIGNATURES                                                                  17

CERTIFICATION                                                            18-19

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS


Not applicable.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.


ITEM 3.  KEY INFORMATION


SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except share data)

                                                            Year Ended December 31,
                                                1999      2000     2001     2002     2003
                                               ------    ------   ------   -------  -------

Statement of Income Data:

Net sales                                     $16,800    $19,028  $23,280  $25,802  $22,219
Cost of sales                                  11,549     13,999   17,751   20,322   18,772
                                               -------   -------- -------- -------- --------
Gross profit                                    5,251      5,029    5,529    5,480    3,447
Operating expenses                              4,969      4,612    5,011    4,990    5,052
                                               -------   -------- -------- -------- --------
Income (loss) from operations before the
  Gain on Trade Settlement                        282        417      518      490   (1,605)
  Gain on Trade Settlement                          0          0    1,141        0        0
Other income (expense) - net                   (  225)      (305)    (306)    (248)    (299)
                                               -------   -------- -------- -------- --------
Income (loss) before income taxes                  57        112    1,353    1,353   (1,904)
Income data:
   Income tax benefit                               -          -      120       36        -
                                               -------   -------- -------- -------- --------
   Net income (loss)                         $     57  $     112  $ 1,473 $    278  $(1,904)
                                               -------   -------- -------- -------- --------
   Net income (loss) per common share        $    .02  $     .04  $   .58 $    .11  $  (.75)
                                               -------   -------- -------- -------- --------
Cash distributions per common share          $      -  $       -  $     - $      -  $     -
Weighted average number of common
    shares outstanding                      2,554,700  2,554,700 2,554,700 2,554,700 2,554,700
                                            =========  ========= ========= ========= =========


                                         Year Ended December 31,
                           1999      2000     2001     2002      2003
                          -----    ------     ----   ------      ----
Balance Sheet Data:

Working capital           $ 584    $ 915    $ 2,569  $ 3,010  $ 1,233
Total assets              8,713   10,670     11,625   14,255   15,327
Long-term debt                0        0          0        0        0
Shareholders' equity      1,472    1,584      3,057    3,335    1,431

Risk Factors

The nature of the business and industry that the Company operates is very seasonal. This seasonality combined with customer sales concentration and the reliance of consumers using their discretionary disposable income on fashion related products within current economic conditions presents a potential risk that continued growth may be impacted.

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

Customers

The Company's customers consist of jewelry retail stores, mass merchandisers, such as Wal-Mart Stores, Inc., department stores, such as J.C. Penney Company, Inc., national jewelry chains, catalog showrooms and various specialty markets. The Company derived approximately 36%, 20% and 12% of its net sales from three customers during 2003. The Company has no long-term contracts with any customers, however, the core of each of its large volume purchasers had been customers for at least five years. In March of 2004 the Company received notification by one of it's major customers would suspend indefinitly purchases from the Company. Open purchase orders were fullfilled and complete in April. This company represented 20% of the Company's sales in 2003. The following table sets forth the approximate percentage of net sales for the major market segments for the periods indicated.

                                         Year Ended December 31,
                               2001              2002                2003
                               ----              ----                ----

Jewelry retail stores            3.2   %           1.1   %           0.6  %
Specialty markets               22.1              28.8              28.5
Mass merchandisers              22.3              27.9              12.7
Department stores               41.7              26.6              39.5
National jewelry chains          9.9              12.5              16.3
Catalog showrooms                0.8               3.1               2.4
                                -----             -----             -----
         Total                  100.0   %         100.0   %        100.0  %
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

The following table sets forth the Company's unaudited net sales for the periods indicated (dollar amounts are in thousands):

                                      Year Ended December 31,
                           2001              2002                   2003
                           ----              ----                   ----
                          Amount      %     Amount        %  Amount     %
                        ---------     -     ------        -  ------    --

First Quarter           $  5,230    22.5  $ 3,756   14.6   $ 4,524    20.3
Second Quarter             5,803    24.9    5,320   20.6     5,079    22.9
Third Quarter              4,258    18.3    6,821   26.4     5,801    26.1
Fourth Quarter             7,989    34.3    9,905   38.4     6,815    30.7
                        ---------  -----   -------  ----    ------    ----
Total                    $23,280   100.0  $25,802  100.0   $22,219   100.0
                        =========  =====   ======= =====   =======   =====

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

Property, Plants and Equipment

The Company maintains its registered offices in the BVI; the Company leases approximately 13,000 square feet of space for operations and pearl assembly in Westmont, Illinois. The Company has been at its current location since November 1993. In December 2003 the Company extended its present lease through January 2007, future minimum annual lease payments are approximately $553,000. The facility, which provides state of the art security, was designed to maximize the efficiency of the Company's current operations and to provide for the Company's anticipated growth.

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

The parties reached an agreement in principal to settle the claim for a significantly lesser amount, which was accrued as of December 31, 1999. The settlement agreement is subject to court approval and the Company may decline to proceed with the agreement if a significant number of class members "opt out" of the settlement. As of April 30, 2004 there has been no response from counsel for the class action lawsuit or from the lead counsel.

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


                                     2001                      2002                       2003
                                    -----                      ----                      -----
                                      %       %                 %      %                   %     %
                            Amount  Sales  Change     Amount  Sales  Change      Amount  Sales  Change


Net sales                   $23,280  100.0  22.4     $25,802   100.0   10.8    $22,219  100.0   (13.9)
Gross profit                  5,529   23.8   9.9       5,480    21.2   (0.9)     3,447   15.5   (37.1)
Operating expenses            5,011   21.5   8.7       4,990    19.3   (0.4)     5,052   22.7    (1.2)
                              -----   ----  -----     ------   -----   -----     -----  ------  -------
Income from operations before
  gain on trade settlement      518    2.2  24.2         490     1.9   (5.4)    (1,605)  (7.2)  (427.5)
Other income (expense)          835    3.5   n/a        (248)   (1.0)   n/a       (299)  (1.4)    n/a
                               ---     ---  -----     -------  -----   -----      -----  -----  -------
Income (loss) before
  income taxes                1,353    5.8 1,108.0       242     1.0  (82.1)    (1,904)  (8.6)  (886.8)
Income tax benefit              120      -   n/a          36     0.1    n/a          -      -     n/a
                               -----   ----  ----      ------  -----  -----     ------   ------ ------
Net income (loss)              1,473   6.3  1,215.2      278     1.1  (81.1)    (1,904)  (8.6)  (784.9)
                               =====   ===  =======    ======  =====  ======    =======  ====== ======
Net income (loss) per
common share                    $.58                   $ .11                    $(0.75)
                                ====                   ======                   =======
Weighted average
number of shares
outstanding                    2,555                   2,555                     2,555
                               =====                   ======                   =======


The Company's sales are generated through the wholesaling of jewelry products to the following groups:

                                  1999     2000     2001     2002    2003
                                  ----     ----     ----     ----    ----

Jewelry retail stores             5.8%     5.2%     3.2%     1.1%    0.6%
Specialty markets                 11.2    20.9      22.1    28.8    28.5
Mass merchandisers                 4.0     8.0      22.3    27.9    12.7
Department stores                 57.5    49.8      41.7    26.6    39.5
National jewelry chains           20.7    14.9       9.9    12.5    16.3
Catalog showrooms                  0.8     1.2       0.8     3.1     2.4
                                 -----   -----    ------   -----   ------
Total                            100.0%  100.0%    100.0%  100.0%  100.0%


Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

         Net Sales. Net Sales decreased $3.6 million or 13.9% to $22.2 million in 2003 from $25.8 million in 2002. This decrease in Net Sales reflects both a decrease in gross sales from the prior year of nearly $2.0 million combined with an increase in returns compared to 2002 of $1.7 million. This increase in returns was caused primarily by one of the Company's major customers as specific programs were eliminated and replaced. Existing inventory at this customer was returned to the Company and is being sold in part to other existing customers as well as close out outlets and established consignment programs.

         Gross Profit. Gross profit decreased $2.0 million or 37.1% to $3.4 million in 2003 from $5.5 million in 2002. The decrease in both gross profit and gross margin in 2003 was caused by a combination of factors among those were: A) Uncertain economic conditions throughout 2003 as well as increased competition tended to reduce the overall gross margin at point of sale. B) Excess inventory levels were sold off through the Company's close out programs, sales from these programs were $2.9 million at a net cost to the Company of $125,000, and C) The consistent rise in gold prices experienced in 2003 had a negative impact to the Company's operating results of between $200,000 and $250,000. Although the company can pass these costs along to its customers, these gold level adjustments occur on a quarterly lag basis.

         Loss from Operations. Losses from Operations were $1.6 million in 2003 compared to income from operations in 2002 of $490,000 a change of $2.1 million. This reflects the lower sales and margins experienced in 2003. Operating expenses increased slightly or $62,000 to $5.1 million in 2003 from $5.0 million in 2002.

         Other Income (Expense). Other Expenses representing interest costs increased $51,000 to $299,000 from $248,000 in 2002 representing increased borrowings in 2003.

         Net Loss. The net loss for 2003 totaled $1,904,000 a change of $2,182,000 compared to the net income reported in 2002 of $278,000. Excluding the tax benefit recorded in 2002 the net loss of $1,904,000 in 2003 represented a change from 2002 net income before tax levels of $2,146,000.

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

         Income from Operations. Income from operations decreased $28,000 or 5.4% to $490,000 in 2002 from $518,000 in 2001. There was little change in selling, general and administrative costs as they decreased by $21,000 or 0.4% to $4,990,000.

         Other Income (Expense). Other expenses representing interest expenses decreased $58,000 in 2002 reflecting the combination of overall market conditions and the financing package put in place in September 2001.

         Net Income. The net income for 2002 totaled $278,000 a decrease of $1,195,000 from 2001 levels of $1,473,000. Excluding the gain on a trade settlement recorded in 2001 and the tax benefit of $36,000 in 2002 vs. $120,000 in 2001, net income increased $30,000 or 14.2%.

Analysis of Financial Position, Liquidity and Capital Resources

The Company's primary liquidity needs are to fund accounts receivable and inventories. The Company has historically financed its working capital requirements through a combination of internally generated cash and short-term borrowings under bank lines of credit. The Company's working capital at December 31, 2003 was $1.2 million as compared to $3.0 million at December 31, 2002.

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

The following table summarizes cash provided by (used in) the Company's business activities for the past three years (dollar amounts are in thousands):

                                           2001     2002    2003
                                           ----     ----    ----

Operating activities                     $(976)     $516  $(2,286)
Investing activities                       (10)      (42)     (32)
Financing activities                     1,045      (658)   2,302
Increase (decrease) in cash                 59      (184)     (16)


Operating Activities. The net cash used in 2003 was principally due to the losses incurred and the increase in accounts receivable of $1.7 million offset partially by the increase in accounts payables of $.7 million and reduction in inventory levels on hand of $.4 million at December 31, 2003.


Investing Activities. Cash uses in 2003 were minimal and reflect the upgrade of our computer and related systems and minor building renovations.


Financing Activities. During 2003, the Company increased the amounts outstanding under its line of credit by $2.1 million to $5.3 million at December 31, 2003. Notes payable to employees and others increased by $132,000.

During the coming twelve months, the Company does not anticipate any significant capital expenditures.


Inflation

Inflation has historically not had a material effect on the Company's operations. When the price of gold or precious stones has increased, these costs historically have been passed on to the customer, quarterly in arrears. Furthermore, because the Company does not have either long-term supply contracts or long-term contracts with customers, prices are quoted based on the prevailing prices for semi-precious gemstones or metals. Accordingly, the Company does not believe inflation will have a material effect on its future operations.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table sets forth certain information as of the date hereof with respect to the directors and executive officers of the Company.

Name                Age      Position
Joseph K. Lau       56       Chairman of the Board of Directors:
                             President of IWI Holding Limited, Principal
                             Financial Officer
Richard J. Mick     63       Vice President - Sales and Director
Norman S.W. Chui    32       Director
Connie S. Yui       53       Inventory Manager and Director
Joseph A. Benjamin  61       Director
Samuel H. Lou       50       Director

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


Compensation of Directors and Officers

The aggregate cash compensation paid by the Company to all directors and officers as a group during 2003 was approximately $535,000. Due to an extensive travel schedule, one of the officers of the Company resides in New York. Because of this, the Company also provides locally an apartment and related costs of approximately $14,500 for this individual in lieu of motel accommodations and incurs an estimated $6,200 a year in airfare costs.

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

The Company, during 1995, also adopted a Non-Qualified Stock Option Plan (the "Non-Qualified Plan.") A total of 600,000 shares are reserved for issuance under the Non-Qualified Plan. The Non-Qualified Stock Option Plan provides for the granting of options and stock appreciation rights to non-employee directors, key management employees and consultants and is administered by the Compensation Committee. The terms of any options and/or stock appreciation rights granted under the Non-Qualified Plan shall be determined by the Compensation Committee provided that options may not be exercisable for a term longer than ten years and may not be exercisable at a price less than the stated value of the Common Stock. No options or stock appreciation rights had been granted under the Non-Qualified Stock Option Plan as of December 31, 2003.

In addition, the Company maintains a defined contribution plan which has both a profit sharing feature and a 401(k) savings feature (the "Plan.") Under the profit sharing portion of the Plan, contributions are an amount determined by the Company's Board of Directors. Subject to certain limitations required by law, the Company's contribution is allocated to each participant who is employed by the Company at the end of the Plan year in the proportion that the total compensation paid by the Company to each participant bears to the aggregate compensation paid by the Company to all participants during such Plan year. Under the 401(k) savings feature, eligible employees may elect, subject to certain limitations required by law, to defer payment of up to 15% of their compensation. The Plan provides that if an employee defers payment, the Company will contribute 50% in 2003, effective January 1, 2004 25%, of the first 6% of compensation deferred, by making a cash payment to the Plan on behalf of such participant. Contributions by the Company to the profit sharing feature of the plan, and earnings thereon, vest based on the participant's years of service with the Company, vesting 20% per year after one year of service and being fully vested after six years of service. Employee contributions are always 100% vested. Contributions by the Company to the 401(k) savings feature vest on the employees first day of employment. All contributions vest, regardless of years of service, upon termination of employment by reason of death of disability, attainment of age 62 or the termination of the Plan. After termination of employment, an employee is entitled to receive the distribution of his or her entire vested interest in the Plan in a lump sum, in installments for a specific period of time, or an annuity for life. The amounts held under the Plan are invested according to the instructions of the participant in investment funds designated by the plan administrator. The Company made contributions to the Plan during 2003, 2002 and 2001 of approximately $61,000, $57,000 and $51,000, respectively.

Employment Contracts

The Company has an employment contract with Joseph K. Lau who is employed by Imperial pursuant to a contract expiring July 2006. The contract provides for at a base salary of $288,000 in 2004, and bonuses as determined by the Compensation Committee of the Board of Directors.

Committees and Attendance of the Board of Directors Meetings

During the year ended December 31, 2003, the Board of Directors held three formal meetings. The Audit and Compensation Committees each held one meeting. Each director attended at least 2/3 of the total number of meetings of the Board of Directors. The Audit and Compensation Committees were attended by all members. The members of the Audit Committee are Messrs. Benjamin and Lou. The members of the Compensation Committee are Messrs. Lau, Benjamin and Lou.


Employees

As of December 31, 2003, the Company had 67 employees, including 2 executive officers, 9 persons in sales and merchandising, 45 persons in operations, and 11 persons in administrative and support functions. None of the employees is governed by a collective bargaining agreement and the Company considers its relations with its employees to be satisfactory. As of May 1, 2004, the Company had 58 employees, including 2 executive officers, 9 persons in sales and merchandising, 36 persons in operations, and 11 persons in administrative and support functions.

Share Ownership

Share ownership of Directors and Officers is illustrated in Item 7.



ITEM 7.  Major Shareholders and Related Party Transactions

Share ownership of major shareholders, Directors and Officers

The following table is furnished as of May 10, 2004, to indicate beneficial ownership of shares of the Company's Common Stock and Preferred Stock by (1) each shareholder of the Company who is known by the Company to be a beneficial owner of more than 10% of the Company's Common Stock or Preferred Stock and (2) all officers and directors of the Company as a group. The information in the following table was provided by such persons.

Name and Address       Amount and Nature of      Title of      Percent of   Percent of
of Beneficial Owner    Beneficial Ownership (1)   Class         Class       Voting Power
-------------------    ------------------------   -----         ------      ------------

Bamberg Company Ltd.         918,750              Common       35.96%         20.99%
Bamberg Company Ltd.       3,644,880           Preferred      100.00%         41.64%
Joseph K. Lau                 15,000              Common        0.59%          0.34%
Richard J. Mick              117,500              Common        4.60%          2.68%
Joseph A. Benjamin            10,000              Common        0.39%          0.23%
Norman Chui                    5,000              Common        0.20%          0.11%
                          -----------                          ------        -------

 All executive officers
and directors As a
group (4 persons)            147,500              Common        5.77%         3.77%



Compliance with Section 16(a) of Exchange Act

Under the securities laws of the United States, the Company's Directors, its executive officers, and any persons holding more than ten percent of the Company's common stock are required to report their initial ownership of the Company's common stock and any subsequent changes in ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established and the Company is required to disclose in this Form 20F any failure to file by these dates during 2003. All of the filing requirements were satisfied on a timely basis in 2003. In making these disclosures, the Company has relied solely on written statements of its directors, executive officers and shareholders and copies of the reports that were filed with the Commission.

Related Party Transactions

All transactions between the Company, its officers, directors, principal shareholder or affiliates, whether presently existing are, or in the future will be, in the belief of management, on terms no less favorable to the Company than may be obtained from unaffiliated third parties.

Since 1998, some of the Company's products were purchased from a manufacturer in Hong Kong, which is managed by a relative of an officer of the Company. For the years ended December 31, 2003, 2002 and 2001, the Company's purchases from this manufacturer were approximately $7,394,000, $6,793,000, and $7,337,000 respectively.

The Company uses outside entities to pursue most of its sales, because it has proven to be both effective and economical. The stakeholders of a primary outside sales entity are an officer of the Company and a family member of such officer. All negotiations of pricing, compensation, contracts or any other matters involving this entity are conducted by persons other than the related party officer, and will be reviewed by the audit committee. Commission expense of the Company for the years 2003, 2002 and 2001 were $545,000, $697,000 and $720,000, respectively. Selling expenses such as salaries, travel, entertainment etc. are borne directly by the sales entity.


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

The following table sets forth the high and low bid price per share for the Company's Common Stock for each quarterly period for the past two years.

                           2003                          2002
                         High      Low             High         Low

First Quarter         $.160      $ .140            $.510       $.080
Second Quarter         .230        .160             .300        .110
Third Quarter          .270        .120             .250        .110
Fourth Quarter         .200        .120             .250        .160


The following table sets forth the high and low bid price per share for the Company's Common Stock for each month for the past six months.


                                 High       Low
2003

November                        $.200    $ .180
December                         .160      .160

2004

January                         $.200     $ .160
February                         .200       .120
March                            .120       .120
April                            .120       .120



The quotations reflect inter-dealer prices without mark-up, mark-down or commission and may not represent actual transactions.

At May 10, 2004, the bid price of the Common Stock was $.12.

As of May 10, 2004, there were approximately 250 beneficial holders of the Common Stock of the Company, nearly all of which are believed to be in the United States.

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

The Company's sales are highly concentrated with several customers. A significant change in the relationship with one or more of these customers could have a material on the operations of the Company. In March of 2004, a company, which represented 20% of the 2003, reported sales indefinitely suspended purchases with the Company. Purchase orders in place in March were honored by both companies and orders were fulfilled through April of 2004. The Company feels that they can overcome this loss through expanded efforts with remaining customers and the broadening of its customer base.

The Company does have some exposure to the change in market price of precious metals pearls and stones, particularly gold. Rapid or steady increase in the price of gold could negatively impact the operating results in future periods. Although the company can pass these costs along to its customers, these gold level adjustments occur on a quarterly lag basis. The consistent rise in gold prices experienced in 2003 had a negative impact to the Company's operating results of between $200,000 and $250,000.

The Company does not hold or issue financial instruments for trading or speculative purposes. The Company's financial instruments include accounts receivable, accounts payable, and notes payable. The exposure to the Company for interest rate fluctuations is limited to the existing line of credit and is not expected to be significant to its overall results of operation. The economy and its impact on discretionary disposable consumer spending could be significant to future operating earnings.

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

ITEM 16B.         Code of Ethics

The Company has adopted a code of ethics for the Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer.

ITEM 16C.         Principal Accountant Fees and Services

Audit Fee

The aggregate fees paid relating to the audit of the Company's annual financial statements for the years ended December 31, 2003 and 2002 were $63,475 and $61,166, respectively.

All Other Fees

The aggregate fees paid for other accounting services, primarily audit related, for the years ended December 31, 2003 and 2002 were $6,281 and $3,600, respectively.


         PART II


ITEM 17. Financial Statements

Not applicable

ITEM 18. Financial Statements

Reference is made to the index to Consolidated Financial Statements of the Company, and notes thereto, appearing under Item 19 below, together with the report of Blackman Kallick Bartelstein, LLP thereon.


ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements Page

Report of Independent Auditors                                           22
Consolidated Balance Sheets as of  December 31, 2003 and 2002            23
Consolidated Statements of Operations for Each of the Years
    in the Three-Year Period Ended December 31, 2003                     24
Consolidated Statements of Shareholders' Equity for Each of the
    Years in the Three-Year Period Ended December 31, 2003               25
Consolidated Statements of Cash Flows for Each of the Years in
     the Three-Year Period Ended December 31, 2003                       26
Notes to Consolidated Financial Statements                            27-36

Financial Statement Schedules (1)

I - Condensed Financial Information of Registrant                        37
II - Valuation and Qualifying Accounts                                   38

(1) All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule.

                          Independent Auditor's Report

The Board of Directors
IWI Holding Limited
Westmont, Illinois


We have audited the accompanying consolidated balance sheets of IWI Holding Limited as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedules listed in the index at item 19(a). These consolidated financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IWI Holding Limited as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. In addition, the information set forth in schedules listed in the index at item 19(a) is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.



Chicago, Illinois
January 27, 2004, except for Note 13 as to which the date is March 2, 2004

                               IWI Holding Limited

                           Consolidated Balance Sheets
                        (In Thousands, Except Share Data)

                           December 31, 2003 and 2002


                                     Assets

Current Assets                                  2003            2002
                                               -------         ------
Cash                                           $    -          $   16
Accounts receivable, less
allowance for doubtful accounts
of $532 in 2003 and $568 in 2002                5,557           3,851
Inventories                                     9,235           9,605
Deferred income taxes                             156             156
Prepaid expenses                                  181             302
                                               ------         -------
        Total current assets                   15,129          13,930


Property and Equipment                          2,964           2,932
Less accumulated depreciation                  (2,766)         (2,607)
                                              -------        --------
        Property and equipment, net               198             325
                                              -------        --------
                                             $ 15,327        $ 14,255
                                              =======        ========


               The accompanying notes are an integral part of the
                       consolidated financial statements.

                              IWI Holding Limited

                           Consolidated Balance Sheets
                        (In Thousands, Except Share Data)

                           December 31, 2003 and 2002


                                     Assets

Current Assets                                  2003            2002
                                               -------         ------
Cash                                           $    -          $   16
Accounts receivable, less
allowance for doubtful accounts
of $568 in 2002 and $546 in 2001                5,557           3,851
Inventories                                     9,209           9,605
Deferred income taxes                             156             156
Prepaid expenses                                  181             302
                                               ------         -------
        Total current assets                   15,103          13,930


Property and Equipment                          2,964           2,932
Less accumulated depreciation                  (2,766)         (2,607)
                                              -------        --------
        Property and equipment, net               198             325
                                              -------        --------
                                             $ 15,301        $ 14,255
                                              =======        ========


               The accompanying notes are an integral part of the
                       consolidated financial statements.

Liabilities and Stockholders' Equity

Current liabilities                                    2003               2002
                                                     --------           --------
Checks issued in excess of funds on deposit         $   24             $      -
Line of credit                                       5,250                3,104
Notes payable                                          447                  315
Accounts payable
        Trade                                        4,403                4,574
        Affiliated companies                         2,568                1,758
Accrued liabilities                                  1,204                1,169

        Total current liabilities                   13,896               10,920

Stockholders' equity (deficit)
Preferred stock - $1 par value;
authorized - 5,000,000 shares;
issued and outstanding - 3,644,880
shares                                              3,645                3,645
Common stock - no par value; authorized
-10,000,000 shares; issued and outstanding
-2,554,700 shares                                       -                    -
Additional paid-in capital                         12,446               12,446
Accumulated deficit                               (14,660)             (12,756)
                                                  --------            ---------
        Total stockholders' equity                  1,431)               3,335
                                                  --------            ---------
                                                 $ 15,327             $ 14,255
                                                  ========            =========

Liabilities and Stockholders' Equity

Current liabilities                                     2003            2002
                                                       ------          -------
Checks issued in excess of funds on deposit           $   24           $    -
Line of credit                                         5,250            3,104
Notes payable                                            447              315
Accounts payable
        Trade                                          4,377            4,574
        Affiliated companies                           2,568            1,758
Accrued advertising                                      154              236
Accrued liabilities                                    1,050              933
                                                     --------         --------
        Total current liabilities                     13,870           10,920
                                                     --------         --------
Stockholders' equity (deficit)
Preferred stock - $1 par value;
authorized - 5,000,000 shares;
issued and outstanding - 3,644,880
shares                                                 3,645            3,645
Common stock - no par value; authorized
-10,000,000 shares; issued and outstanding
-2,554,700 shares                                         -                 -
Additional paid-in capital                           12,446            12,446
Accumulated deficit                                 (14,660)          (12,756)
                                                    --------          --------
        Total stockholders' equity                    1,431             3,335
                                                    --------          --------
                                                   $ 15,301          $ 14,255
                                                    ========          ========

                                                                       Exhibit B

                               IWI Holding Limited

                      Consolidated Statements of Operations
                        (In Thousands, Except Share Data)

                  Years Ended December 31, 2003, 2002 and 2001

                                2003            2002            2001
                               ------          ------          ------
Net sales                      $ 22,219       $ 25,802        $ 23,280

Cost of sales                    18,772         20,322          17,751
                                --------       --------        --------
Gross profit                      3,447          5,480           5,529

Selling, general and
administrative expenses,
excluding the gain on trade
settlement                        5,052          4,990           5,011
                                --------       --------        --------
(Loss) income from operations
before the gain on trade
settlement                       (1,605)           490             518

Gain on trade settlement              -              -           1,141

Interest expense                   (299)          (248)           (306)
                                --------       --------        --------
(Loss) income before income
taxes                            (1,904)           242           1,353

Income tax benefit                    -             36             120
                                --------       --------        --------
Net (Loss)income               $ (1,904)         $ 278         $ 1,473
                                ========       ========        ========
Net (Loss) income per common
share                           $ (0.75)         $0.11           $0.58
                                ========       ========        ========
Weighted-average number
of common shares outstanding  2,554,700      2,554,700       2,554,700
                              ==========     ==========      ==========

                               IWI Holding Limited

                 Consolidated Statements of Stockholders' Equity
                        (In Thousands, Except Share Data)

                  Years Ended December 31, 2003, 2002 and 2001


                                  Preferred Stock               Common Stock    Additional
                        Number of                       Number of               Paid in         Accumulated
                        Shares           Amount         Shares          Amount  Capital         Deficit         Total
                        -----------     --------        ----------      ------- ----------      -----------    --------


Balance, January 1,
2001                    3,644,880       $ 3,645         2,554,700       $   -   $ 12,446        $ (14,507)      $1,584

Net income                      -             -                 -           -          -            1,473        1,473

Balance, December 31,
2001                    3,644,880         3,645         2,554,700           -     12,446          (13,034)       3,057

Net income                      -             -                 -           -          -              278          278

Balance, December 31,
2002                    3,644,880         3,645         2,554,700           -     12,446          (12,756)       3,335

Net loss                        -             -                 -           -          -           (1,904)      (1,904)

Balance, December 31,
2003                    3,644,880      $  3,645         2,554,700      $    -   $ 12,446      $   (14,660)     $  1,431

                                    Preferred Stock               Common Stock
                          Number of                       Number of
                          Shares           Amount         Shares          Amount
                          -----------     --------        ----------      -------

Balance, January 1,
2001                      3,644,880       $ 3,645         2,554,700        $    -

Net income                        -             -                 -             -

Balance, December 31,
2000                      3,644,880         3,645         2,554,700             -

Net income                        -             -                 -             -

Balance, December 31,
2000                      3,644,880         3,645         2,554,700             -

Net income                        -             -                 -             -

Balance, December 31,
2001                      3,644,880       $ 3,645         2,554,700       $     -

Net income                        -             -                 -             -

Balance, December 31,
2002                      3,644,880       $ 3,645         2,554,700       $     -


                                                                   Exhibit D

                               IWI Holding Limited

                      Consolidated Statements of Cash Flows
                                 (In Thousands)

================================================================================
                  Years Ended December 31, 2003, 2002 and 2001
================================================================================

                                         2003            2002            2001
                                        -------         -------         -------
Cash flows from operating activities
Net income                             $ (1,904)        $ 278           $  112
Adjustments to reconcile net income
to net cash provided by (used in)
operating activties
Depreciation and amortization               159           191              191
Provision for doubtful accounts             (32)          120              120
(Increase) decrease in accounts
receivable                               (1,674)         (890)            (890)
Inventories                                 396          (123)            (123)
Deferred income taxes                         -          (120)            (120)
Prepaid expenses                            121           (64)             (64)
Increase (decrease) in
   Accounts payable - trade                (197)          (98)             (98)
   Accounts payable to affiliated
   companies                                810        (1,678)          (1,678)
   Accrued liabilities                       35           213              213

        Net cash provided by (Used in)
        Operating activities            (2,286)        (2,171)         (2,337)

Net cash used in investing activities-
purchases of property and equipment        (32)           (10)            (10)

Cash flows from financing activities
checks issued in excess of funds
on deposit                                  24
Borrowings from (payments on) notes
payable to employees                       132           (150)           (150)
(Payments on) borrowings from
lines of credit, net                     2,146          1,195           1,195

        Net cash (Used in) Provided
        by financing activities          2,302          1,045           1,045

Net (decrease) increase in cash            (16)        (1,136)         (1,302)

Cash, beginning of year                     16            141             141

Cash, end of year                       $   -          $ (995)       $ (1,161)


               The accompanying notes are an integral part of the
                       consolidated financial statements.

IWI Holding Limited

                      Consolidated Statements of Cash Flows
                                 (In Thousands)

================================================================================
                  Years Ended December 31, 2003, 2002 and 2001
================================================================================

                                         2003            2002            2001
                                        -------         -------         -------
Cash flows from operating activities
Net income                             $ (1,904)        $ 278           $ 1,473
Adjustments to reconcile net income
to net cash provided by (used in)
operating activties
Depreciation and amortization               159           205              191
Provision for doubtful accounts             (32)           53              120
(Increase) decrease in accounts
receivable                               (1,674)         (536)            (890)
Inventories                                 370        (3,417)            (123)
Deferred income taxes                         -           (36)            (120)
Prepaid expenses                            121          (113)             (64)
Increase (decrease) in
   Accounts payable - trade                (171)        2,377              (98)
   Accounts payable to affiliated
   companies                                810           977           (1,678)
   Accrued liabilities                       35          (344)             213

        Net cash provided by (Used in)
        Operating activities            (2,286)           516             (976)

Net cash used in investing activities-
purchases of property and equipment        (32)          (42)             (10)

Cash flows from financing activities
checks issued in excess of funds
on deposit                                  24             -                -
Borrowings from (payments on) notes
payable to employees                       132           304             (150)
(Payments on) borrowings from
lines of credit, net                     2,146          (962)           1,195

        Net cash (Used in) Provided
        by financing activities          2,302          (658)           1,045

Net (decrease) increase in cash            (16)         (184)              59

Cash, beginning of year                     16           200              141

Cash, end of year                       $   -          $ 16             $ 200

                               IWI Holding Limited

                   Notes to Consolidated Financial Statements

================================================================================
                  Years Ended December 31, 2003, 2002 and 2001
================================================================================

                                     - 33 -


Note 1 - Description of Business and Acquisitions

IWI Holding Limited ("Holding") was incorporated in the British Virgin Islands on February 22, 1993. Holding and its wholly owned subsidiary (together, the "Company") import, manufacture, and distribute wholesale fine jewelry. The Company also imports pearls for assembly and resale through its wholly owned subsidiary, Imperial World, Inc. ("Imperial")


Note 2 - Status of Operations

The Company's goal is to continue to diversify its customer base thereby reducing its reliance on two to three major customers. This diversifications effort is expected to increase sales in 2004 from our non-major customers. Response to new styles and products recently presented to our customers has been well received. While a concerted effort to diversify our customer base continues, we are attempting to expand opportunities with our major customers.

The decline in 2003 revenues reflects a combination of lower net sales at one of our major customers of approximately $3.6 million compared to 2002 levels representing lower gross sales and increased returns as specific programs were eliminated and replaced. In addition, a general tightening of inventory levels maintained at our customers as a result of the uncertain economic conditions affected the overall sales in 2003. Net revenue for the year was approximately $3.6 million or 14% lower than 2002 levels.

Gross margins for the Company were under significant pressures during 2003 as buying conditions and competition within the uncertain economic conditions tended to reduce the overall gross margin at the point of sale. In addition to the above over buying on the part of the Company at the end of 2002 left the Company with excess inventories that did not move as anticipated within the first six months of 2003 which combined with higher than anticipated customer returns resulted in higher than desired inventory levels. As a result of this, in order to minimize the effect on cash flows, the Company accelerated its close out sale program in an effort to reduce inventory levels. Sales generated from these close out programs were $2.9 million at a net cost to the Company of approximately $125,000. In addition to the uncertain economic conditions and competition, the steady climb in the price of gold had an unfavorable impact on the margins the Company is reporting. Where the Company and its major customers are sensitive to the impact and volatility of the price of gold establishes the price of gold per ounce at a pre-established date within a quarter which is the cost of gold used in developing the product cost. This gold price is adjusted quarterly. Due to the steady rise in gold prices in 2003 the Company was behind the curve in recovering the increase in the cost of the gold component throughout 2003. The impact on profitability is estimated to range between $200,000 and $250,000 in 2003.

Moving forward into 2004 the Company is confident that necessary action has and is being taken to return to profitability on an ongoing basis. Renewed emphasis on maintaining appropriate inventory levels are in place. All purchases are reviewed for pricing and quantity outside of the purchasing function. These are compared to forecasted sales to insure deliveries and quantities are appropriate and timely. Speculative purchases, i.e., opportunity buys are restricted and require the approval of the President.

Expansion of established programs such as the close-out consignment program are in place to move excess inventory minimizing the need for liquidating.

The Company has put in place the following in part to improve its profitability. The Company has enacted a force reduction program, which has reduced approximately 10% of the workforce. The top six paid employees have agreed to a 10% reduction in salary, which may be repaid upon certain profitability being achieved. Overtime is to be curtailed and only incurred with the prior approval of the President. Certain production functions where feasible are being sourced overseas. Health and Dental insurance provided to the employees has been resourced to a different carrier and combined with increased employee contributions, reducing the cost per employee to the Company below 2003 levels. A renewed emphasis is placed on the profitability of each product sold and increased standard profit levels implemented.


Note 3 - Summary of Significant Accounting Policies

Consolidation

All significant intercompany transactions have been eliminated.

Receivables

Receivables are carried at the original invoice amount less estimates made for doubtful receivables. Management determines the allowances for doubtful accounts by reviewing and identifying troubled accounts on a periodic basis and by using historical experience applied to an aging of accounts. A receivable is considered to be past due if any portion of the receivable balance is outstanding for more than thirty days beyond terms. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded into earnings when received.

Inventories

Inventories, primarily consisting of finished goods, are stated at the lower of first-in, first-out (FIFO) cost or market.

As of December 31, 2003 and 2002, the inventory valuation reserve was $828,000 and $1,073,000 respectively. The Company recorded an expense of $388,000, $508,000 and $556,000 during 2003, 2002 and 2001, respectively, to adjust the inventory value to lower of cost or market and to provide for future liquidations.

Revenue Recognition

Revenue is recognized in the consolidated financial statements when materials are relieved from inventory and shipped. Net sales are arrived at by deducting returns and discounts from gross sales.

Depreciation

Property and equipment are stated at historical cost and depreciated primarily on a straight-line basis over their estimated useful lives. Useful lives range from three to ten years for machinery, equipment and leasehold improvements.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities, using the enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

Fair Value of Financial Instruments

The Company's financial instruments include accounts receivable, accounts payable and notes payable. The fair values of all financial instruments were not materially different than their carrying values.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock-Based Compensation

In prior years, the Company had granted stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounted for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and, accordingly, recognized no compensation expense for the stock option grants. As of December 31, 2003 and 2002, there were no stock options outstanding.

Advertising Costs

The Company expenses all advertising costs as incurred. Advertising costs were approximately $449,000, $544,000 and $670,000 for 2003, 2002 and 2001,
respectively.

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

New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for years beginning after December 15, 2001. Under the new rule, goodwill will no longer be amortized, but will be subject to annual impairment tests in accordance with the SFAS No. 141. Other intangible assets will continue to be amortized over their useful lives. The pooling of interest method is no longer permitted for business combinations after June 30, 2001. Early adoption has been permitted for companies with fiscal years beginning after March 15, 2001 provided that their first quarter financial statements have not been issued. The adoption of SFAS No. 141 and 142 did not have an impact on its consolidated financial position or results of operation, as the Company does not currently hold any goodwill or other intangibles.

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

Note 3 - Summary of Significant Accounting Policies

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." This Statement, which is effective for years beginning after December 15, 2002 amends Statement No. 123, "Accounting for Stock-Based Compensation," and provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, Statement No. 148 amends the disclosure requirements of Statement No. 123 regardless of the accounting method used to account for stock-based compensation. The adoption of SFAS No. 148 will not have an impact on the Company's consolidated position or results of operations since the Company does not have any stock options outstanding as of December 31, 2003.

In June 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities". This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. This statement amends and clarifies the accounting and reporting for derivative instruments, including embedded derivatives and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities".

The adoption of SFAS No. 149 did not have an impact on its consolidated financial position or results of operations, as the Company does not currently hold any derivative financial instruments.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". Statement No. 150 provides guidance on how an entity classifies and measures certain financial instruments with characteristics of both liabilities and equity. Many of these instruments, were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires cumulative effect transition for financial instruments existing at adoption date. The adoption of SFAS No. 150 did not have an impact on its consolidated financial position or results of operations, as the Company does not currently hold any financial instruments with characteristics of both liabilities and equity.

In December 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities". Its purpose is to improve financial reporting for variable interest entities, off-balance sheet structures that often have highly complex arrangements. The implementation date is the end of the first reporting period subsequent to March 15, 2004. The adoption of FIN No. 46 is not expected to have an impact on the Company's consolidated financial position or results of operations.

Note 4 - Credit Arrangements

On May 29, 2003, the Company entered into a credit agreement with a new financial institution whereby the Company can borrow up to $5.0 million, plus the seasonal over-line amount of $1.5 million, payable on demand. The total credit facility is governed by a formula, as defined in the agreement, based principally on accounts receivable and inventory levels. This agreement provides, among other things, that the credit facilities are collateralized by substantially all the assets of the Company with an approximate net book value of $15.3 million.

Under this borrowing facility, interest is calculated at .75% over prime with respect to the revolving loan and 1.0% over prime for the loan during the seasonal over-line. An officer of the Company personally guarantees up to $1,000,000 of the borrowings. The agreement contains certain reporting and financial covenants, which the Company is required to maintain. The credit agreement matures in two years, or may be accelerated or called by the lender upon certain events as specified in the loan agreement.

As of December 31, 2003, borrowings under this credit agreement were approximately $5,250,000. As of December 31, 2002, borrowings under the former credit agreement were $3,104,000.

Note 5 - Preferred Stock

The 3,644,880 issued preferred shares are redeemable at the Company's option after March 21, 1997, at an amount not to exceed 50% of net income in excess of $15 million for the preceding year. If not redeemed, the preferred shares will begin to accrue a 4% non-cumulative dividend as of that date. The preferred shares have voting rights equivalent to one-half vote per share. In the event of a liquidation of the Company, the holders of preferred shares will be entitled to $1 per share before any payment is made to common stockholders.


Note 6 - Stock Option Plans

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


Note 7 - Related Party Transactions

Since 1998, some of the Company's products are purchased from a manufacturer in Hong Kong, which is managed by a relative of an officer of the Company. The same relative was an officer in the former vendor company prior to the vendor company's filing for bankruptcy in Hong Kong in 1998. See Note 12. For 2003, 2002 and 2001, the Company's purchases from this manufacturer were approximately $7,394,000, $6,793,000 and $7,337,000, respectively.

Note 7 - Related Party Transactions


The Company uses outside entities to pursue most of its sales, because it has proven to be both effective and economical. The stakeholders of the primary outside sales entity are an officer of the Company and a family member of such officer. All negotiations of pricing, compensation, contracts or any other matters involving this entity are conducted by persons other than the related party officer, and will be reviewed by the audit committee. Commission expense of the Company for the years 2003, 2002 and 2001 was $545,000, $697,000 and $720,000, respectively. Selling expenses such as salaries, travel and entertainment are borne directly by the sales entity.

Note 8 - Income Taxes

The following table summarizes income taxes (benefits):

                                        Year Ended December 31
                                2003            2002            2001
                               ------          -------         -------
                                            (In Thousands)

Current
        U.S. federal          $   -            $   -           $   -
        U.S. federal              -                -               -
                              -------          -------          -------
Deferred
        U.S. federal              -              (29)            (98)
        U.S. federal              -               (7)            (22)
                              -------          -------          -------
                                  -              (36)           (120)
Income tax benefit            $   -            $ (36)          $(120)
                              =======          =======          =======


The differences between the U.S. federal statutory tax rate and the Company's effective tax rate are as follows:

                                               Year Ended December 31
                                        2003            2002            2001
                                       ------          -------         -------
U.S. federal statuatory tax
rate                                   34%              34%            34%
Change in valuation allowance         (35)             (55)           (44)
Other                                   1                6              1
                                     ------            -----         ------
Consolidated Effective Tax
Rate                                    -%             (15)%           (9)%
                                     ======            =====         ======

The components of deferred income taxes as of December 31, are as follows:

                                                2003                2002
                                               -------            --------
                                                     (In Thousands)
        Deferred Tax Assets
        Net operating and capital loss
        carryforward                          $ 2,991            $ 2,837
        Accounts receivable                       208                222
        Inventories                               418                517
        Property and equipment                    118                157
        Accrued expenses                           18                 35
                                              -------             -------
                                                3,753              3,768
        Less: valuation allowance              (3,597)            (3,612)
                                              --------            -------
        Net deferred tax asset                  $ 156              $ 156
                                              ========            =======

In accordance with the provisions of Internal Revenue Code Section 382, utilization of the Company's net operating loss carryforward is estimated to be limited to approximately $111,000 per year because of a change in corporate ownership. However, because some of the net operating losses were incurred during part of fiscal year 1998 and all of 1999 when the Section 382 limitation did not apply, the Company has approximately $6,000,000 of net operating loss carryforward available for immediate use as of December 31, 2003. Because of the
Section 382 limitation, the portion of the Company's total net operating loss carryforward that may be utilized through expiration is estimated to be approximately $7,700,000. This net operating loss carryforward will expire through 2023, beginning in 2019. The Company also had a capital loss carryforward of approximately $2,300,000, which expired in 2003.

Note 9 - Supplemental Cash Flow Information

                                        Year Ended December 31
                                2003            2002            2001
                               ------          ------          ------
                                           (In Thousands)

Cash paid for interest         $  297          $ 246           $ 332
                                ======         ======           ======


                                       Year Ended December 31
                                2003            2002            2001
                               ------          ------          ------
Cash paid for interest        $  297          $ 332          $ 286
                                ======         ======           ======

Note 10 - Employee Benefit Plans

The Company sponsors a defined-contribution profit-sharing plan covering substantially all full-time employees who have completed one year of service. Company contributions to the plan are discretionary, determined by the Board of Directors and fully vested to employees upon completion of six years of service. The Company also has a voluntary 401(k) savings plan. Participants may contribute up to 15% of their compensation to this plan. The company matching to this plan is discretionary and decided annually by the Board of Directors. Participant and employer-matched contributions to the plans are 100% vested. Company's contributions to these plans were approximately $61,000, $57,000 and $51,000 in 2003, 2002 and 2001, respectively.


Note 11 - Significant Customers

The Company derived 36%, 20% and 12% of its net sales from three customers during 2003. The Company derived 26%, 26% and 21% of its net sales from three customers during 2002 and 38%, 21% and 18% from three customers in 2001. The receivable balances for significant customers were $3,852,000 and $2,414,000 as of December 31, 2003 and 2002, respectively.


Note 12 - Commitments and Contingencies

Litigation

The Company is a codefendant in a class action lawsuit brought by a stockholder in 1996 who alleges the Company misrepresented its financial position in interim financial statements. The original suit seeks damages of $11 million. The Company has repeatedly disputed the stockholder's allegations and believes that they would ultimately prevail in litigation. The parties reached an agreement in principal to settle the claim for a significantly lesser amount, which was accrued for in 1999. The settlement agreement is subject to court approval and the Company may decline to proceed with the agreement if a significant number of class members "opt out" of the settlement. As of December 31, 2003, there has been no response from counsel for the class action lawsuit or from the lead plaintiff.

Gain on Trade Settlement

One of the Company's former vendors in Hong Kong filed for bankruptcy in 1998. A relative of an officer of the Company managed this vendor. See Note 7. As of December 31, 2000, the Company had a liability recorded to this vendor relating to inventory purchases of approximately $1,211,000. In addition, the Company had royalties receivable from the vendor, which had been fully reserved by the Company as of December 31, 1998, due to the bankruptcy filing. The Company wrote off this receivable in 1999. During 2000, the Company offered and the former vendor conditionally accepted to settle the matter for $70,000. In 2001, the bankruptcy court of Hong Kong approved the settlement and the Company recognized $1,141,000 of income, recorded as a trade settlement in the accompanying consolidated statements of operations.

Operating Lease

Imperial is obligated under a lease on its operating facility, located in Westmont, Illinois, for minimum rentals as well as real estate taxes and other operating expenses through January 2007.

The future minimum lease payments required under this lease as of December 31, 2003, approximates the following (in thousands):

                2004     $174
                2005      179
                2006      184
                2007       16
                        -------
                        $ 553

Rent expense included in the accompanying consolidated statements of operations amounted to $187,000, $190,000 and $187,000 for 2003, 2002 and 2001,
respectively.

Employment Agreements

The Company has an employment agreement with an officer expiring on July 31, 2006. The agreement includes provisions for severance payments for the longer of one year or any period for which the employee is required not to compete.

The future minimum annual compensation payments as required under the agreement as of December 31, 2003, approximate the following (in thousands):

                        2004            $  288
                        2005               310
                        2006               188
                                        -------
                                        $  786
Note 13 - Subsequent Event

The significant customer, representing approximately 20% of the reported net sales during 2003, suspended indefinitely all future purchases from the Company on or about March 2, 2004. Existing purchase orders in place prior to suspension of business relations will be honored by both companies and are expected to be completed by April 30, 2004.

                               IWI Holding Limited

                  Condensed Financial Information of Registrant

                                 Balance Sheets

                           December 31, 2003 and 2002

                                     Assets
                                                   2003            2002
                                                  ------          ------

Cash                                            $ 1,000         $ 1,000
Due from affiliate                              500,000         500,000
Investments in wholly owned
subsidiaries                                    930,000       2,834,000
                                             -----------     -----------
        Total assets                        $ 1,431,000     $ 3,335,000
                                             ===========     ===========

                              Stockholders' Equity

Preferred stock - $ par value; authorized-
5,000,000 shares; issued and outstanding-
3,644,880 shares                            $ 3,644,880     $ 3,644,880

Common stock-no par value; authorized-
10,000,000 shares; issued and outstanding-
2,554,700 shares                                      -               -

Additional paid-in capital                   12,446,120      12,446,120

Accumulated deficit                         (14,660,000)    (12,756,000)
                                           -------------   -------------
                                           $  1,431,000     $ 3,335,000
                                           =============   =============

                               IWI Holding Limited

                  Condensed Financial Information of Registrant

               Statements of (Loss) Income and Accumulated Deficit

                     Years Ended December 31, 2003 and 2002




                                                2003                  2002
                                              ---------             ---------

Equity in net (loss) income of
subsidiaries                                $ (1,904,000)         $  278,000

Accumulated deficit, beginning
of year                                      (12,756,000)        (13,034,000)

Accumulated deficit, end of year            $(14,660,000)       $(12,756,000)

                                                2003                2002
                                               ------              -------

Equity in net income of subsidiaries        $ (1,904,000)          $ 278,000

Accumulated deficit, beginning of year       (12,756,000)        (13,034,000)

Accumulated deficit, end of year            $(14,660,000)       $(12,756,000)

                               IWI Holding Limited

                  Condensed Financial Information of Registrant

                     Note to Condensed Financial Statements

                     Years Ended December 31, 2003 and 2002


Note 1 - Basis of Presentation

The Company's share of net (loss) income of its unconsolidated subsidiaries, all of which are wholly owned, is included in net (loss) income using the equity method. Parent-company-only financial statements should be read in conjunction with the Company's consolidated financial statements.

                               IWI Holding Limited

                        Valuation and Qualifying Accounts

                  Years Ended December 31, 2003, 2002 and 2001


                                    Additions       Additions
                    Balance         Charged to      Charged to                   Balance
                    Beginning       Costs and       Other                        At End
Description         of Period       Expenses        Accounts      Deductions     of Period
-----------         ---------      -----------     -----------   ----------     ----------

Year End
December 31, 2001

Allowance for
Doubtful accounts     $ 550,000      120,000            -          124,000 (1)   $546,000

Inventory
Valuation Allowance $ 1,200,000      556,000            -          689,000 (2) $1,067,000

Deferred income
tax valuation
allowance           $ 4,118,000            -            -          373,000 (3) $3,745,000

Year Ended
December 31, 2002

Allowance for
doubtful accounts     $546,000        53,000            -           31,000 (1)  $ 568,000

Inventory
valuation
allowance          $ 1,067,000       508,000            -          502,000 (2) $1,073,000

Deferred income
tax valuation
allowance          $ 3,745,000             -            -          133,000 (3) $3,612,000

                               IWI Holding Limited

                        Valuation and Qualifying Accounts

                  Years Ended December 31, 2003, 2002 and 2001




                                    Additions       Additions
                    Balance         Charged to      Charged to                   Balance
                    Beginning       Costs and       Other                        At End
Description         of Period       Expenses        Accounts      Deductions     of Period
-----------         ---------      -----------     -----------   ----------     ----------

Year Ended
December 31, 2003

Allowance for
doubtful accounts   $ 568,000        (32,000)              -        4,000 (1)   $ 532,000

Inventory valuation
allowance         $ 1,073,000        388,000               -      633,000 (2)   $ 828,000

Deferred income
Tax valuation
Allowance         $ 3,612,000              -               -       15,000 (3)  $3,597,000


(1) Write-off of uncollectible accounts
(2) Inventory losses realized
(3) Decreases in deferred tax assets

IWI Holding Limited

                        Valuation and Qualifying Accounts

                  Years Ended December 31, 2003, 2002 and 2001




                                    Additions       Additions
                    Balance         Charged to      Charged to                   Balance
                    Beginning       Costs and       Other                        At End
Description         of Period       Expenses        Accounts      Deductions     of Period
-----------         ---------      -----------     -----------   ----------     ----------

Year Ended
December 31, 2003

Allowance for
doubtful accounts   $ 568,000        (15,000)              -       21,000 (1)   $ 532,000

Inventory valuation
allowance         $ 1,073,000        388,000               -      633,000 (2)   $ 828,000

Deferred income
Tax valuation
Allowance         $ 3,612,000              -               -       15,000 (3)  $3,597,000


(1) Write-off of uncollectible accounts
(2) Inventory losses realized
(3) Decreases in deferred tax assets

(b)      Exhibits

Exhibit
Number                                     Description

2.1* Bill of Sale dated February 4, 1995 re: acquisition of assets of Ullenberg Corporation (1)
2.2*     Stock Purchase Agreement relating to DACO Manufacturing Ltd. (3)
3.1*     Amended and Restated Memorandum of Association and Articles of
         Association
          of IWI Holding Limited (2)
4.1*     Specimen Form of Common Stock certificate (2)
10.1* Lease Agreement between Imperial World, Inc. and American National Bank and Trust
         Company of Chicago dated October 15, 1993 for the site in Westmont, Illinois (2)
10.2*    Stock Option Plan (2)
10.3*    Amended and Restated Credit Agreement dated June, 1996 between Rhode
         Island
         Hospital Trust National Bank and Imperial World, Inc. (2)
10.4*    Indemnity Agreement (2)
10.5*    Profit Sharing Plan (2)
10.6*    Territorial Agreement (2)
10.8*    IWI Holding Limited 1995 Non-Qualified Stock Option Plan (4)
10.11*   Financing Agreement with Business Alliance Capital Corp.
10.12*   Settlement Agreement with Richard W. Sigman
10.13*   Settlement Agreement with Bruce W. Anderson
10.14*   Amended Lease Agreement
10.15*   DACO Sales Agreement
10.16*   Employment Contract with Joseph K. Lau
10.17    Code of Ethics

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


                                       IWI HOLDING LIMITED


                                       By:
                                       /s/Joseph K. Lau
                                       Chairman,  President and Director

                                 CODE OF ETHICS
                      FOR CEO AND SENIOR FINANCIAL OFFICERS
                            IWI HOLDING LIMITED LTD.


IWI Holding Limited Ltd. (IWI) has a Code of Ethics applicable to all its employees. In addition to the Code of Ethics the CEO, and all senior financial officers are subject to the following terms and policies.

1. The CEO and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by IWI with the Securities and Exchange Commission. Accordingly, it is the responsibility of the CEO and each senior financial officer to promptly bring to the attention of the appropriate officers, agents and employees involved in the preparation and approval of each report filed with the SEC (the "Disclosure Team") any material information which may affect the disclosures made by IWI in its public filings. It is also the burden of the CEO and each senior financial officer to assist the Disclosure Team in fulfilling its responsibilities in connection with the preparation and filing of reports that comply fully with SEC reporting requirements.

2. The CEO and each senior financial officer shall promptly bring to the attention of the Audit Committee (or the Disclosure Team and Board of Directors, if there is no acting Audit Committee) any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect IWI's ability to record, process, summarize and/or report financial data or (b) fraud, whether or not material, that involves management or other employees who have significant role in IWI's financial reporting, disclosures or internal control.

3. The CEO and each senior financial officer shall promptly bring to the attention of the CEO and to the Audit Committee (or the Disclosure Team and Board of Directors, if there is no acting Audit Committee) any information he or she may have concerning any violation of IWI's Code of Ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in IWI's financial reporting, disclosures or internal controls.

4. The CEO and each senior financial officer shall promptly bring to the attention of the CEO and to the Audit Committee (or the Disclosure Team and Board of Directors, if there is no acting Audit Committee) any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to IWI and the operation of its business, by IWI or any agent thereof, or of violation of the Code of Ethics or of these additional policies and procedures.

5. The Board of Directors shall determine, or designate appropriate persons to determine, appropriate action to be taken in the event of violations of the Code of Ethics or of these additional terms and policies by the CEO and/or any of the senior financial officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code of Ethics and to these additional terms and policies, and shall include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and termination of the individual's employment. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including that nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences whether the violation appears to have been intentional, inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed or violations in the past.

May 28, 2004


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

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared; evaluated the effectiveness of the registrant's disclosure controls and procedures as a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:  May 28, 2004
                                              By: /s/ Joseph K. Lau
                                              Chairman,  President and Director

I, Joseph K. Lau, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of IWI Holding Limited on Form 20-F for the year ended December 31, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 20-F fairly presents in all material respects the financial condition and results of operations of IWI Holding Limited.

Date:  May 28, 2004                            By: /s/ Joseph K. Lau
                                               Chairman, President and Director

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

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared; evaluated the effectiveness of the registrant's disclosure controls and procedures as a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date:  May 28, 2004
                                                   By: /s/ Kenneth S. Rich
                                                   Controller

I, Kenneth S. Rich, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of IWI Holding Limited on Form 20-F for the year ended December 31, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 20-F fairly presents in all material respects the financial condition and results of operations of IWI Holding Limited.

Date:  May 28, 2004                                By: /s/ Kenneth S. Rich
                                                   Controller