Form 20-F
period 2004-12-31
IWI HOLDING LTD
filed 2005-06-15
CIK 923168

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 20-F

(Mark One)

* REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

* ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [Fee Required]


                  For the Fiscal Year Ended December 31, 2004

* TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]

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

None
(Title of Class)

As of May 10, 2005 the Registrant had outstanding 2,554,700 shares of Common Stock and 3,644,880 shares of Preferred Stock.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past twelve
(12) months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past
ninety (90) days.   Yes   No

Indicate by check mark
which financial statement item the registrant has elected to follow.

Item 17    Item 18

IWI
TABLE OF CONTENTS
PART I                                                                  Page
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS             3
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE                           3
ITEM 3. KEY INFORMATION                                                   3
ITEM 4. INFORMATION ON THE COMPANY                                        4
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS                      7
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                       10
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                12
ITEM 8. FINANCIAL INFORMATION                                            13
ITEM 9. THE OFFER AND LISTING                                            13
ITEM 10. ADDITIONAL INFORMATION                                          14
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET       15
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES          15
PART II
ITEM 13. DEFAULTS DIVIDEND ARREARAGES AND DELINQUENCIES                  16
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS                                              16
ITEM 15. CONTROLS AND PROCEDURES                                         16
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT                               16
ITEM 16B. CODE OF ETHICS                                                 17
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES                         17
PART III
ITEM 17. FINANCIAL STATEMENTS                                            17
ITEM 18. FINANCIAL STATEMENTS                                            17
ITEM 19. EXHIBITS                                                        17
SIGNATURES                                                               18
CERTIFICATION                                                         19-20

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3. KEY INFORMATION
SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands, except share data)

                                                    Year Ended December 31,
                                        2000      2001      2002     2003      2004
                                        ----      ----      ----    -----     -----


Statement of Income Data:
Net sales                             $19,028   $23,280   $25,802  $ 22,219   $28,554
Cost of sales                          13,999    17,751    20,322    18,772    22,309
Gross profit                            5,029     5,529     5,480     3,447     6,245
Operating expenses                      4,612     5,011     4,990     5,052     5,665
Income (loss) from operations before the
Gain on Trade Settlement                  417       518       490    (1,605)      580
Gain on Trade Settlement                    -     1,141         -         -         -
Other income (expense) - net             (305)     (306)     (248)     (299)     (349)
Income (loss) before income taxes         112     1,353       242    (1,904)      231
Income data:
Income tax benefit                          -       120        36        -          -
Net income (loss)                       $ 112   $ 1,473     $ 278  $ (1,904)    $ 231
Net income (loss) per common share      $ .04     $ .58     $ .11    $ (.75)    $ .09
Cash distributions per common share       $ -       $ -       $ -       $ -       $ -
Weighted average number of common
shares outstanding                  2,554,700 2,554,700 2,554,700 2,554,700 2,554,700

                                                   Year Ended December 31,
                                        2000      2001      2002     2003      2004
                                        ----      ----      ----    -----     -----
Balance Sheet Data:
Working capital                         $ 915   $ 2,569   $ 3,010   $ 1,233   $ 1,528
Total assets                           10,670    11,625    14,255    15,327    17,466
Long-term debt                              0         0         0         0         0
Shareholders' equity                    1,584     3,057     3,335     1,431     1,662

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

Customers

The Company's customers consist of jewelry retail stores, mass merchandisers, such as Wal-Mart Stores, Inc., department stores, such as J.C. Penney Company, Inc., national jewelry chains, catalog showrooms and various specialty markets. The Company derived approximately 44% and 18% of its net sales from two customers during 2004. During 2004 the Company developed business with internet-based retailers. This segment of the business is expected to grow in the future. The Company has no long-term contracts with any customers, however, the core of each of its large volume purchasers had been customers for at least five years. The following table sets forth the approximate percentage of net sales for the major market segments for the periods indicated.

                                                  Year Ended December 31,
                                       2002             2003            2004

Jewelry retail stores                   1.1 %           0.6 %           0.3 %
Specialty markets                      28.8            28.5            12.3
Mass merchandisers                     27.9            12.7            16.9
Department stores                      26.6            39.5            50.8
National jewelry chains                12.5            16.3            17.5
Catalog showrooms                       3.1             2.4             2.2
Total                                 100.0 %          100.0 %        100.0 %

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

The following table sets forth the Company's unaudited net sales for the periods indicated (dollar amounts are in thousands):

                                        Year Ended December 31,
                                     2002          2003          2004
                                Amount    %      Amount   %      Amount  %
                               --------  ---    -------- ---    -------- --
First Quarter                 $ 3,756  14.6    $ 4,524  20.3   $ 5,058  17.7
Second Quarter                  5,320  20.6      5,079  22.9     5,494  19.3
Third Quarter                   6,821  26.4      5,801  26.1     6,628  23.2
Fourth Quarter                  9,905  38.4      6.815  30.7    11,374  39.8
Total                         $25,802 100.0    $22,219 100.0   $28,554 100.0

Purchasing

The Company imports most of its jewelry from the People's Republic of China ("PRC") and Hong Kong. Approximately 25% of the Company's products are sourced in the U.S. Fresh water and cultured pearls are imported from the PRC and Hong Kong. The imported pearls are assembled by and for the Company both overseas and at the Company's location into various pearl jewelry products. The Company purchases jewelry from a number of suppliers based on quality, pricing and available quantities.

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

Manufacturing and Assembly

Since the Company imports most of its jewelry in an assembled state from suppliers in the PRC and Hong Kong, manufacturing and assembly operations conducted by the Company are primarily limited to designing jewelry, assembly of pearl products and quality control. Upon completing a design, the Company provides such design to its suppliers, who will purchase the raw materials, such as diamonds, other precious stones, gold and silver, and manufacture the product or subcontract for its manufacture. The use of third party manufacturers enables the Company to shift the risk and capital cost of manufacturing.
The Company maintains a light manufacturing and assembly operation in the United States for the stringing of pearls. This enables the Company to assemble pearls specifically to customer order and to provide shipment within two days of the order date.

Property, Plants and Equipment

The Company maintains its registered offices in the BVI; the Company leases approximately 13,000 square feet of space for operations and pearl assembly in Westmont, Illinois. The Company has been at its current location since November 1993. In December 2003 the Company extended its present lease through January 2007, future minimum annual lease payments are approximately $379,000. The facility, which provides state of the art security, was designed to maximize the efficiency of the Company's current operations and to provide for the Company's anticipated growth.

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

The parties reached an agreement in principal to settle the claim for a significantly lesser amount, which was accrued as of December 31, 1999. The settlement agreement is subject to court approval and the Company may decline to proceed with the agreement if a significant number of class members "opt out" of the settlement. As of April 30, 2005 there has been no response from counsel for the class action lawsuit or from the lead counsel.

In September 2002, the Creditors Committee in the Bankrupt Estate of Montgomery Wards filed an action in Bankruptcy Court to recover alledged "preference payments" to the Company totaling $179,274. (Preference payments are payments made by a bankrupt person within ninety (90) days of the bankruptcy filing). The Company believes that there was no merit to this claim and in December 2004 settled this action for the amount of $18,000 approximating legal costs to defend.

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

                                2002                   2003                      2004
                                %       %                %       %                %       %
                    Amount   Sales  Change   Amount   Sales   Change  Amount   Sales   Change
                   -------   -----  ------   ------   -----   ------  ------   -----   -------


Net sales          $25,802   100.0   10.8   $22,219    100.0   (13.9) $28,554   100.0   28.5
Gross profit         5,480    21.2   (0.9)    3,447     15.5   (37.1)   6,245    21.9   81.2
Operating expenses   4,990    19.3   (0.4)    5,052     22.7    (1.2)   5,665    19.9   12.1
Income (Loss) from
operations             490     1.9   (5.4)   (1,605)    (7.2) (427.5)     580     2.0    n/a
Other income (expense)(248)   (1.0)   n/a      (299)    (1.4)    n/a     (349)   (1.2) (16.7)
Income before
income taxes           242     1.0  (82.1)   (1,904)    (8.6) (886.8)     231     0.8    n/a
Income tax benefit      36     0.1    n/a         -        -     n/a        -       -    n/a
Net income             278     1.1  (81.1)   (1,904)    (8.6) (784.9)     231     0.8    n/a
Net income per common
share                               $ .11                     $(0.75)                  $0.09
Weighted average number of
shares outstanding                  2,555                      2,555                   2,555

The Company's sales are generated through the wholesaling of jewelry products to the following groups:

                               2000      2001         2002          2003             2004

Jewelry retail stores         5.2%       3.2%          1.1%          0.6%             0.3%
Specialty markets            20.9       22.1          28.8          28.5             12.3
Mass merchandisers            8.0       22.3          27.9          12.7             16.9
Department stores            49.8       41.7          26.6          39.5             50.8
National jewelry chains      14.9        9.9          12.5          16.3             17.5
Catalog showrooms             1.2        0.8           3.1           2.4              2.2
Total                       100.0%     100.0%        100.0%        100.0%           100.0%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Sales. Net Sales increased $6.3 million or 28.5% to $28.6 million in 2004 from $22.2 million in 2003. This increase in Net Sales reflects both an increase in gross sales from the prior year of $5.4 million combined with a decrease in returns compared to 2003 of nearly $1.0 million. This increase in 2004 revenues reflects a combination of increase in net sales to the Company's two largest customers of $7.9 million and modest increases in the balance of its customer base. This increase in net sales overcame the loss of a major customer during 2004, which had represented approximately 20% of the Company's net sales in 2003 and represents a decrease in sales from this customer in 2004 of $3.8 million compared to 2003 levels.

Gross Profit. Gross profit increased $2.8 million or 81.0% to $6.2 million in 2004 from $3.4 million in 2003. Excluding the effect of consignment and liquidation sales for 2004 and 2003, gross profit increased $2.5 million. Gross margin excluding the effect of consignment and liquidation sales increased 6.1% from 18.5% in 2003 to 24.6% in 2004. This improvement in overall gross margin was, in part, due to renewed emphasis placed on the profitability of each product sold and increased standard profit levels implemented. In addition, due to the relative consistency of overall gold pricing throughout 2004 the impact of the change in gold prices throughout 2004 had minimal impact on profitability.

Income from Operations. Income from Operations was $580,000 in 2004 compared to a loss from operations in 2003 of $1.6 million, representing an increase over the prior year of $2.2 million. This primarily reflects the increased sales and margins experienced in 2004. Operating expenses increased $613,000 or 12.1% and primarily reflects increased sales related costs such as advertising and commissions.

Other Income (Expense). Other Expenses representing interest costs increased $50,000 to $349,000 from $299,000 in 2003 representing a combination of increased borrowings and increased interest rates experienced in 2004.

Net Income. The net income for 2004 totaled $231,000 a change of $2,135,000 compared to the net loss reported in 2003 of $1,904,000.

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

Analysis of Financial Position, Liquidity and Capital Resources

The Company's primary liquidity needs are to fund accounts receivable and inventories. The Company has historically financed its working capital requirements through a combination of internally generated cash and short-term borrowings under bank line of credit. The Company's working capital at December 31, 2004 was $1.5 million as compared to $1.2 million at December 31, 2003.

On May 29, 2003 the Company entered into a credit agreement with a new financial institution, whereby the Company can borrow up to $5.0 million, plus the seasonal over-line amount of $1.5 million. The total credit facility is governed by a formula, as defined in the agreement, based principally on accounts receivable and inventory levels. This agreement provides, among other things, that the credit facilities are collateralized by substantially all the assets of the Company. Under this borrowing facility, interest is calculated at .75% over prime with respect to the base loan and 1.0% over prime for the loan during the seasonal over-line. An officer of the Company personally guarantees up to $1,000,000 of the borrowings. The agreement contains certain reporting and financial covenants, which the Company is required to maintain. The credit agreement matures in two years, or may be accelerated by the lender upon certain events as specified in the loan agreement. However, it is management's expectation that this agreement will be renewed by the bank or that a similar arrangement with another lender will be concluded.

On June 1, 2004 the credit agreement was amended whereby the Company can borrow up to $6.5 million. As a result of this agreement the seasonal over-line was eliminated. Under this amended borrowing facility, interest is calculated at 2% over prime.

The following table summarizes cash provided by (used in) the Company's business activities for the past three years (dollar amounts are in thousands):

                            2002           2003          2004
Operating activities       $ 516       $(2,286)        $ (601)
Investing activities         (42)          (32)            (2)
Financing activities        (658)        2,302            604
Increase (decrease) in cash (184)          (16)             1

Operating Activities. The net cash used in 2004 was principally due to the increase in accounts receivable of $2.5 million offset partially by the increase in accounts payables of $1.0 million and provision for doubtful accounts of $.4 million at December 31, 2004.

Investing Activities. Cash uses in 2004 were minimal and reflect the upgrade of our computer and related systems and minor building renovations.

Financing Activities. During 2004, the Company increased the amounts outstanding under its line of credit by $.3 million to $5.6 million at December 31, 2004. Notes payable to employees and others increased by $295,000.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table sets forth certain information as of the date hereof with respect to the directors and executive officers of the Company.

Name                  Age             Position
------               ------          -----------
Joseph K. Lau         57    Chairman of the Board of Directors: President
                            of IWI Holding Limited, Principal Financial Officer
Richard J. Mick       64    Vice President - Sales and Director
Connie S. Yui         54    Inventory Manager and Director
Joseph A. Benjamin    62    Director
Samuel H. Lou         51    Director

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

Norman S. W. Chui resigned from the Board of Directors effective April 20, 2005. Mr. Chui had been an active member of the Board since December 1997. Mr. Chui cited time and scheduling constraints prohibited his further participation. Joseph Lau will temporarily assume the duties of Secretary.

Compensation of Directors and Officers

The aggregate cash compensation paid by the Company to all directors and officers as a group during 2004 was approximately $473,000. Due to an extensive travel schedule, one of the officers of the Company resides in New York. Because of this, the Company also provides locally an apartment and related costs of approximately $11,200 for this individual in lieu of motel accommodations and incurs an estimated $7,700 a year in airfare costs.

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

The Company, during 1995, also adopted a Non-Qualified Stock Option Plan (the "Non-Qualified Plan.") A total of 600,000 shares are reserved for issuance under the Non-Qualified Plan. The Non-Qualified Stock Option Plan provides for the granting of options and stock appreciation rights to non-employee directors, key management employees and consultants and is administered by the Compensation Committee. The terms of any options and/or stock appreciation rights granted under the Non-Qualified Plan shall be determined by the Compensation Committee provided that options may not be exercisable for a term longer than ten years and may not be exercisable at a price less than the stated value of the Common Stock. No options or stock appreciation rights had been granted under the Non-Qualified Stock Option Plan as of December 31, 2004.

In addition, the Company maintains a defined contribution plan which has both a profit sharing feature and a 401(k) savings feature (the "Plan.") Under the profit sharing portion of the Plan, contributions are an amount determined by the Company's Board of Directors. Subject to certain limitations required by law, the Company's contribution is allocated to each participant who is employed by the Company at the end of the Plan year in the proportion that the total compensation paid by the Company to each participant bears to the aggregate compensation paid by the Company to all participants during such Plan year. Under the 401(k) savings feature, eligible employees may elect, subject to certain limitations required by law, to defer payment of up to 15% of their compensation. The Plan provides that if an employee defers payment, the Company will contribute 50% in 2003, effective January 1, 2004 25%, of the first 6% of compensation deferred, by making a cash payment to the Plan on behalf of such participant. Contributions by the Company to the profit sharing feature of the plan, and earnings thereon, vest based on the participant's years of service with the Company, vesting 20% per year after one year of service and being fully vested after six years of service. Employee contributions are always 100% vested. Contributions by the Company to the 401(k) savings feature vest on the employees first day of employment. All contributions vest, regardless of years of service, upon termination of employment by reason of death or disability, attainment of age 62 or the termination of the Plan. After termination of employment, an employee is entitled to receive the distribution of his or her entire vested interest in the Plan in a lump sum, in installments for a specific period of time, or an annuity for life. The amounts held under the Plan are invested according to the instructions of the participant in investment funds designated by the plan administrator. The Company made contributions to the Plan during 2004, 2003 and 2002 of approximately $30,000, $61,000 and $57,000, respectively.

Employment Contracts

The Company has an employment contract with Joseph K. Lau who is employed by Imperial pursuant to a contract expiring July 2006. The contract provides for at a base salary of $280,000 in 2005, and bonuses as determined by the Compensation Committee of the Board of Directors.

Committees and Attendance of the Board of Directors Meetings
During the year ended December 31, 2004, the Board of Directors held three formal meetings. The Audit and Compensation Committees each held one meeting. Each director attended all of the meetings of the Board of Directors. The Audit and Compensation Committees were attended by all members. The members of the Audit Committee are Messrs. Benjamin and Lou. The members of the Compensation Committee are Messrs. Lau, Benjamin and Lou.

Employees

As of December 31, 2004, the Company had 62 employees, including 2 executive officers, 9 persons in sales and merchandising, 39 persons in operations, and 12 persons in administrative and support functions. None of the employees is governed by a collective bargaining agreement and the Company considers its relations with its employees to be satisfactory. As of May 1, 2005, the Company had 60 employees, including 2 executive officers, 9 persons in sales and merchandising, 37 persons in operations, and 12 persons in administrative and support functions.

Share Ownership

Share ownership of Directors and Officers is illustrated in Item 7.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Share ownership of major shareholders, Directors and Officers

The following table is furnished as of May 10, 2005, to indicate beneficial ownership of shares of the Company's Common Stock and Preferred Stock by (1) each shareholder of the Company who is known by the Company to be a beneficial owner of more than 10% of the Company's Common Stock or Preferred Stock and (2) all officers and directors of the Company as a group. The information in the following table was provided by such persons.

Name and Address       Amount and Nature of         Title of       Percent of        Percent of
of Beneficial Owner    Beneficial Ownership (1)      Class            Class          Voting Power
-------------------    ------------------------    ----------     -------------     ---------------

Bamberg Company Ltd.           918,750                  Common       35.96%             20.99%
Bamberg Company Ltd          3,644,880               Preferred      100.00%             41.64%
Joseph K. Lau                   15,000                  Common        0.59%              0.34%
Richard J. Mick                117,500                  Common        4.60%              2.68%
Joseph A. Benjamin              10,000                  Common        0.39%              0.23%

All executive officers and directors
As a group (3 persons)         142,500                  Common        5.58%              3.26%


Compliance with Section 16(a) of Exchange Act

Under the securities laws of the United States, the Company's Directors, its executive officers, and any persons holding more than ten percent of the Company's common stock are required to report their initial ownership of the Company's common stock and any subsequent changes in ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established and the Company is required to disclose in this Form 20F any failure to file by these dates during 2004. All of the filing requirements were satisfied on a timely basis in 2004. In making these disclosures, the Company has relied solely on written statements of its directors, executive officers and shareholders and copies of the reports that were filed with the Commission.

Related Party Transactions

All transactions between the Company, its officers, directors, principal shareholder or affiliates, whether presently existing are, or in the future will be, in the belief of management, on terms no less favorable to the Company than may be obtained from unaffiliated third parties.

Since 1998, some of the Company's products were purchased from a manufacturer in Hong Kong, which is managed by a relative of an officer of the Company. For the years ended December 31, 2004, 2003 and 2002, the Company's purchases from this manufacturer were approximately $7,887,000, $7,394,000, and $6,793,000 respectively.

The Company uses outside entities to pursue most of its sales, because it has proven to be both effective and economical. The stakeholders of a primary outside sales entity are an officer of the Company and a family member of such officer. All negotiations of pricing, compensation, contracts or any other matters involving this entity are conducted by persons other than the related party officer. Commission expense of the Company for the years 2004, 2003 and 2002 were $724,000, $545,000 and $697,000, respectively. Selling expenses such as salaries, travel, entertainment etc. are borne directly by the sales entity.

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

                                        2004              2003
                                    High     Low      High      Low
                                   -------  ------   ------    ------
First Quarter                       $.200   $ .120   $.160      $.140
Second Quarter                       .120     .100    .230       .160
Third Quarter                        .100     .100    .270       .120
Fourth Quarter                       .110     .080    .200       .120

The following table sets forth the high and low bid price per share for the Company's Common Stock for each month for the past six months.

                                                  High            Low
2004 November                                   $.110          $ .180
     December                                    .110            .160

2005 January                                    $.080          $ .080
     February                                    .080            .080
     March                                       .080            .080
     April                                       .080            .080

The quotations reflect inter-dealer prices without mark-up, mark-down or commission and may not represent actual transactions.

At May 10, 2005, the bid price of the Common Stock was $.08.

As of May 10, 2005, there were approximately 250 beneficial holders of the Common Stock of the Company, nearly all of which are believed to be in the United States.

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

The Company's sales are highly concentrated with several customers. A significant change in the relationship with one or more of these customers could have a material impact on the operations of the Company. In March of 2004, a company, which represented 20% of the 2003 reported sales indefinitely suspended purchases with the Company. Purchase orders in place in March were honored by both companies and orders were fulfilled through April 2004. The Company feels that they have overcome this loss through expanded efforts with remaining customers and broadening its customer base.

The Company does have some exposure to the change in market price of precious metals, pearls and stones, particularly gold. Rapid or steady increase in the price of gold could negatively impact the operating results in future periods. Although the company can pass these costs along to its customers, these gold level adjustments occur on a quarterly lag basis.
The Company does not hold or issue financial instruments for trading or speculative purposes. The Company's financial instruments include accounts receivable, accounts payable, and notes payable. The exposure to the Company for interest rate fluctuations is limited to the existing line of credit and is not expected to be significant to its overall results of operation. The economy and its impact on discretionary disposable consumer spending could be significant to future operating earnings.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                    PART II
ITEM 13. DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None reportable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None reportable.

ITEM 15. CONTROLS AND PROCEDURES

We strive to maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified for the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designated and operated, can provide only reasonable assurance of achieving the desired control objectives and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls. Our independent accountants, Blackman Kallick Bartelstein LLP conducted audits of our financial statements for 2002, 2003 and 2004. In connection with the issuance of its report of the independent registered public accounting firm, Blackman Kallick Bartelstein LLP reported to our Board of Directors no material weaknesses under standards established by the Public Company Accounting Oversight Board regarding some elements of our system of internal controls.

As required by SEC rule 13a-15(b) we conducted an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us (including our subsidiaries) required to be included in our periodic SEC filings.

Other than the foregoing initatives, there were no significant changes in our internal controls or to our knowledge, in other factors that could significantly affect such internal controls subsequent to the date of their evaluation.

While we have taken or are in the process of taking the foregoing steps in order to address the adequacy of our disclosure controls and procedures, and, in addition, to develop and implement a formal set of internal controls and procedures for financial reporting in accordance with SEC's proposed rules to adopt the internal control reporting requirements included in Section 404 of the Sarbanes-Oxley Act of 2002, the efficiency of the steps we have taken to date and the steps we are still in the process of completing is subject to continued management review supported by confirmation and testing by our external auditors. As a result, it is likely that additional changes will be made to our internal controls.

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

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics for the Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer.

ITEM 16C. PRINCIPALACCOUNTANT FEES AND SERVICES

Audit Fee

The aggregate fees paid relating to the audit of the Company's annual financial statements for the years ended December 31, 2004 and 2003 were $64,404 and $63,475, respectively.

All Other Fees

The aggregate fees paid for other accounting services, primarily audit related, for the years ended December 31, 2004 and 2003 were $6,349 and $6,281, respectively.

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable

ITEM 18. FINANCIAL STATEMENTS

Reference is made to the index to Consolidated Financial Statements of the Company, and notes thereto, appearing under Item 19 below, together with the report of Blackman Kallick Bartelstein, LLP thereon.

ITEM 19. EXHIBITS
(a) Financial Statements                                                  Page
Report of Independent Auditors                                             22
Consolidated Balance Sheets as of December 31, 2004 and 2003               23
Consolidated Statements of Operations for Each of the Years
in the Three-Year Period Ended December 31, 2004                           24
Consolidated Statements of Shareholders' Equity for Each of the
Years in the Three-Year Period Ended December 31, 2004                     25
Consolidated Statements of Cash Flows for Each of the Years in
the Three-Year Period Ended December 31, 2004                              26
Notes to Consolidated Financial Statements                              27-36
Financial Statement Schedules (1)
I - Condensed Financial Information of Registrant                          37
II - Valuation and Qualifying Accounts                                     38
(1) All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule. (b) Exhibits

Exhibit
Number Description
2.1* Bill of Sale dated February 4, 1995 re: acquisition of assets of Ullenberg
     Corporation (1)
2.2* Stock Purchase Agreement relating to DACO Manufacturing Ltd. (3)
3.1* Amended and Restated Memorandum of Association and Articles of Association
     of IWI Holding Limited (2)
4.1* Specimen Form of Common Stock Certificate (2)
10.1*Lease Agreement between Imperial World, Inc. and American National Bank and Trust
     Company of Chicago dated October 15, 1993 for the site in Westmont, Illinois (2)
10.2* Stock Option Plan (2) 10.3* Amended and Restated Credit Agreement dated
     June, 1996 between Rhode Island Hospital Trust National Bank and Imperial World, Inc. (2)
10.4* Indemnity Agreement (2)
10.5* Profit Sharing Plan (2)
10.6* Territorial Agreement (2)
10.8* IWI Holding Limited 1995 Non-Qualified Stock Option Plan (4) 10.11*
      Financing Agreement with Business Alliance Capital Corp. 10.12* Settlement Agreement with Richard W. Sigman 10.13* Settlement Agreement with Bruce W. Anderson 10.14* Amended Lease Agreement 10.15* DACO Sales Agreement 10.16* Employment Contract with Joseph K. Lau 10.17* Code of Ethics

*    Previously Filed

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


                                        IWI HOLDING LIMITED

                                By:   /s/Joseph K. Lau
                                     --------------------
                                     Chairman, President and Director
May 27, 2005

Certifications I, Joseph K Lau, certify that:

1. I have reviewed this annual report on Form 20-F of IWI Holding, Limited:

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report:

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report; 4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
(a) Designed such disclosure controls and procedures, or cause such internal controls over financial reporting to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
(b) Designed such internal controls over financial reporting, or caused such internal controls over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles:
(c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the company's internal controls over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal controls over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function); (a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information: and (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: May 27, 2005

By: /s/ Joseph K. Lau
   -----------------------------
Chairman, President and Director

I, Joseph K. Lau, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of IWI Holding Limited on Form 20-F for the year ended December 31, 2004 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 20-F fairly presents in all material respects the financial condition and results of operations of IWI Holding Limited.

Date: May 27, 2005

By: /s/ Joseph K. Lau
   -----------------------------
Chairman, President and Director

I, Kenneth S. Rich, certify that:

1. I have reviewed this annual report on Form 20-F of IWI Holding, Limited:

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report:

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report; 4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
(a) Designed such disclosure controls and procedures, or cause such internal controls over financial reporting to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
(b) Designed such internal controls over financial reporting, or caused such internal controls over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles:
(c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the company's internal controls over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal controls over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function); (a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information: and (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: May 27, 2005

By: /s/ Kenneth S. Rich
   ---------------------
Controller

I, Kenneth S.Rich, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of IWI Holding Limited on Form 20-F for the year ended December 31, 2004 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 20-F fairly presents in all material respects the financial condition and results of operations of IWI Holding Limited.

Date: May 27, 2005

By: /s/ Kenneth S. Rich
   ---------------------
Controller

                        Report of Independent Registered
                             Public Accounting Firm

The Board of Directors
IWI Holding Limited
Westmont, Illinois

We have audited the accompanying consolidated balance sheets of IWI Holding Limited as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedules listed in the index at item 19(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IWI Holding Limited as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, the information set forth in schedules listed in the index at item 19(a) is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

s/Blackman Kallick Bartelstein, LLP
Chicago, Illinois
April 4, 2005

                              IWI Holding Limited
                          Consolidated Balance Sheets
                       (In Thousands, Except Share Data)
                           December 31, 2004 and 2003
                                     Assets

                                                2004               2003
                                               -------            ------
Current Assets

Cash                                            $   1             $    0
Accounts receivable, less allowance
for doubtful accounts of $596 in 2004
and $532 in 2003                                7,714              5,557
Inventories                                     9,298              9,235
Deferred income taxes                             156                156
Prepaid expenses                                  163                181
Total Current Assets                           17,332             15,129
                                              --------           --------
Property and Equipment                          2,966              2,964
Less accumulated depreciation                  (2,832)            (2,766)
                                              --------           --------
Property and Equipment, Net                       134                198
Total Assets                                 $ 17,466           $ 15,327
                                              ========           ========
Liabilities and Stockholders' Equity

Current Liabilities
Checks issued in excess of funds on deposit       $ -               $ 24
Line of credit                                  5,583              5,250
Notes payable
Employees, related parties                        315                335
Other                                             427                112
Accounts payable - Trade                        5,894              4,403
Accounts payable to affiliated companies        2,085              2,568
Accrued liabilities                             1,500              1,204
                                              --------           --------
Total Current Liabilities                      15,804             13,896
                                              ========           ========
Stockholders' Equity (Deficit)
Preferred stock - $1 par value;
authorized 5,000,000
shares; issued and outstanding 3,644,880 shares 3,645              3,645
Common stock No par value; authorized 10,000,000
shares; issued and outstanding
2,554,700 shares                                    -
Additional paid-in capital                     12,446             12,446
Accumulated deficit                           (14,429)           (14,660)
                                             --------           --------
Total Stockholders' Equity                      1,662              1,431
                                             ========           ========
Total Liabilities & Stockholders' Equity     $ 17,466           $ 15,327
                                             ========           ========

   The accompanying notes are an integral part of the consolidated financial statements.

IWI Holding Limited
Consolidated Statements of Operations
(In Thousands, Except Share Data)

                  Years Ended December 31, 2004, 2003 and 2002

                                2004            2003            2002
                                ----            ----            ----
Net Sales                    $ 28,554         $ 22,219        $ 25,802
Cost of Sales                  22,309           18,772          20,322
Gross Profit                    6,245            3,447           5,480
Selling, General and
Administrative Expenses         5,665            5,052           4,990
Income (Loss) from Operations     580           (1,605)            490
Interest Expense                 (349)            (299)           (248)
Income (Loss) Before Income Taxes 231            (1904)            242
Income Tax Benefit                  -                -              36
Net Income (Loss)               $ 231         $ (1,904)          $ 278
Net Income (Loss) per
Common Share                   $ 0.09          $ (0.75)         $ 0.11
Weighted-Average Number
of Common Shares Outstanding 2,554,700       2,554,700       2,554,700

   The accompanying notes are an integral part of the consolidated financial statements.

                              IWI Holding Limited
                Consolidated Statements of Stockholder's Equity
                       (In Thousands, Except Share Data)
   Years Ended December 31, 2004, 2003 and 2002 Preferred Stock Common Stock

                                                          Additional
                  Number             Number               Paid-in         Accumulated
                of Shares   Amount   of Shares   Amount   Capital         Deficit        Total
                ---------  -------  ----------   ------  ------------    -------------   ------

Balance,
January 1,
2002           3,644,880    $3,645    2,554,700  $ -       $12,446         $(13,034)    $3,057
Net Income             -         -            -    -             -              278        278
Balance,
December 31,
2002           3,644,880     3,645    2,554,700    -        12,446         (12,756)      3,335
Net Income             -         -            -    -             -          (1,904)     (1,904)
Balance,
December 31,
 2003          3,644,880     3,645    2,554,700    -        12,446         (14,660)      1,431
Net Income             -         -            -    -             -             231         231
Balance,
December 31,
2004           3,644,880    $3,645    2,554,700  $ -       $12,446        $(14,429)     $1,662

                              IWI Holding Limited
                     Consolidated Statements of Cash Flows
                                 (In Thousands)
                  Years Ended December 31, 2004, 2003 and 2002

Cash Flows from Operating Activities
Net income (loss)                                   $ 231    $ (1,904)    $ 278
Adjustments to reconcile net income (loss) to
net cash (used in) provided by operating activities
Depreciation and amortization                          66         159       205
Provision for doubtful accounts                       351         (32)       53
(Increase) decrease in Accounts receivable         (2,508)     (1,674)      536
Inventories                                           (63)        370    (3,417)
Deferred income taxes                                   -           -       (36)
Prepaid expenses 18 121 (113)
Increase (decrease) in Accounts payable - Trade     1,491        (171)    2,377
Accounts payable to affiliated companies             (483)        810       977
Accrued liabilities                                   296          35      (344)
                                                    ------      ------    ------
Net Cash (Used in) Provided by
Operating Activities                                 (601)     (2,286)      516
Net Cash Used in Investing Activities Purchases     ------      ------    ------
of property and equipment                              (2)        (32)      (42)
                                                    ------      ------    ------
Cash Flows from Financing Activities Change
in checks issued in excess
of Funds on deposit                                   (24)         24         -
(Payments on) borrowings from notes payable
Employees                                             (20)        132        55
Other                                                 315           -       249
Borrowings from (payments on) lines of credit, net    333       2,146      (962)
                                                    ------      ------    ------
Net Cash (Used in) Provided by
Financing Activities                                  604       2,302      (658)
                                                    ------      ------    ------
Net (Decrease) Increase in Cash                         1         (16)     (184)
Cash, Beginning of Year                                 -          16       200
                                                    ------      ------    ------
Cash, End of Year                                     $ 1         $ -      $ 16
                                                    ======      ======    ======


        The accompanying notes are an integral part of the consolidated financial statements.

                              IWI Holding Limited
                   Notes to Consolidated Financial Statements
                  Years Ended December 31, 2004, 2003 and 2002

Note 1 - Description of Business and Acquisitions

IWI Holding Limited ("Holding") was incorporated in the British Virgin Islands on February 22, 1993. Holding and its wholly owned subsidiary (together, the "Company") import, assemble and distribute wholesale fine jewelry. The Company also imports pearls for assembly and resale through its wholly owned subsidiary, Imperial World, Inc. ("Imperial").

Note 2 - Status of Operations

The Company's goal is to continue to diversify its customer base thereby reducing its reliance on two to three major customers. This diversification effort is expected to increase sales in 2005 from the Company's nonmajor customers. Response to new styles and products recently presented to its customers has been well received. While this effort to increase sales from it non-major customer base was successful in 2004, the Company was also extremely successful in expanding sales within it major customer base, which in turn increased the customer concentration of sales in 2004.

The increase in 2004 revenues reflects a combination of increase in net sales to the Company's two largest customers of $7.9 million and modest increases in the balance of its customer base. This increase in net sales overcame the loss of a major customer during 2004, which had represented approximately 20% of the Company's net sales in 2003 and represents a decrease in sales from this customer in 2004 of $3.8 million compared to 2003 levels.

Gross margin for the Company bounced back significantly during 2004 from levels experienced in 2003. Gross profit increased $2.8 million compared to 2003 levels. Excluding the effect of consignment and liquidation sales for 2004 and 2003, gross profit increased $2.5 million. Gross margin, excluding the effect of consignment and liquidation sales, increased 6.1% from 18.5% in 2003 to 24.6% in 2004. This improvement in overall gross margin was, in part, due to renewed emphasis placed on the profitability of each product sold and the increased standard profit levels implemented. In addition, due to the relative consistency of overall gold pricing throughout 2004 the impact of the change in gold prices throughout 2004 had minimal impact to profitability compared to the unfavorable impact estimated to range between $200,000 and $250,000 in 2003.

In December 2004, the Company recorded through its reserve for bad debts a charge against earning of approximately $158,000 representing approximately 25% of the total balance due from a customer who filed for Chapter 11 bankruptcy protection on January 14, 2005. The Company is a participant in the secured vendor program with this customer and does maintain a secondary security interest behind the financial institutions. The Company feels that the reserve provided is adequate based on the information available at this time.

Moving forward into 2005 the Company is confident that it has returned to profitability on an ongoing basis. The Company continues to explore alternatives to reduce production costs such as moving certain production functions where feasible overseas and maintaining lean overhead support levels.

                              IWI Holding Limited
                   Notes to Consolidated Financial Statements
                  Years Ended December 31, 2004, 2003 and 2002

Note 3 - Summary of Significant Accounting Policies

Basis of Presentation

The consolidated statements include the accounts of the Company and its subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Receivables

Receivables are carried at the original invoice amount less estimates made for doubtful receivables. Management determines the allowances for doubtful accounts by reviewing and identifying troubled accounts on a periodic basis and by using historical experience applied to an aging of accounts. A receivable is considered to be past due if any portion of the receivable balance is outstanding for more than thirty days. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded into earnings when received.

Inventories

Inventories, primarily consisting of finished goods, are stated at the lower of cost (first-in, first-out - (FIFO) or market.

As of December 31, 2004 and 2003, the inventory valuation reserve was $949,000 and $828,000, respectively. The Company recorded an expense of $308,000, $388,000 and $508,000 during 2004, 2003 and 2002, respectively to adjust the inventory value to lower of cost or market and to provide for future liquidations.

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

Commissions

The Company reserves commissions paid based on sales to customers based on specific contractual agreements. These reserves are calculated based upon sales by customer, and adjusted monthly to reflect increases and decreases in each customer's sales and payments.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse.

                              IWI Holding Limited
                   Notes to Consolidated Financial Statements
                  Years Ended December 31, 2004, 2003 and 2002

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

Stock-Based Compensation

In prior years, the Company has granted stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounted for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and, accordingly, recognized no compensation expense for the stock option grants. As of December 31, 2004 and 2003, there were no stock options outstanding.

Advertising Costs

The Company expenses all advertising  costs as incurred.  Advertising costs were
approximately  $933,000,   $449,000  and  $544,000  for  2004,  2003  and  2002,
respectively.

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

IWI Holding Limited
Notes to Consolidated Financial Statements
Years Ended December 31, 2004, 2003 and 2002

Note 3 - Summary of Significant Accounting Policies (Continued)

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

The Company imports, assembles, distributes and wholesales fine jewelry. Substantially all the Company's sales are within the United States. The Company operates this product line as one operating segment, which is deemed to be one reportable segment for purposes of this disclosure.

Comprehensive Income

Comprehensive income is a measure of all equity that results from recognized transactions and other economic events other than owner transactions, such as stock purchases and issuances and dividends. There were no significant differences between the Company's net income and comprehensive income.

New Accounting Pronouncements

In December 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities." (FIN 46) Its purpose is to improve financial reporting for variable interest entities, off-balance sheet structures that often have highly complex arrangements. The implementation date is the end of the first reporting period subsequent to March 15, 2004. The adoption of FIN No. 46 did not have an impact on the Company's consolidated financial position or results of operations.

In November 2004, the FASB issued SFAS Statement No. 151 "Inventory Costs - An amendment of ARB No. 43, Chapter 4." This new standard is the result of a broader effort by the FASB to improve financial reporting by eliminating differences between GAAP in the United States and GAAP developed by the International Accounting Standards Board (IASB). As part of this effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. Statement No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Furthermore, Statement No. 151 requires that allocation of fixed production overheads to conversion costs should be based on normal capacity of the production facilities. The provisions in Statement No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Companies must apply the standard prospectively. The adoption of SFAS Statement No. 151 is not expected to have an impact on the Company's consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payments." The new FASB rule requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities (other than those filing as small business issuers) will be required to apply Statement No. 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply Statement No. 123R in the first annual reporting period that begins after December 15, 2005. For nonpublic entities, Statement No. 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of SFAS Statement No. 123 (Revised) is not expected to have an impact on the Company's consolidated financial or results of operation.

In December 2004, the FASB issued SFAS Statement No. 153 "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29." This new standard is the result of a broader effort by the FASB to improve financial reporting by eliminating differences between GAAP in the United States and GAAP developed by the International Accounting Standards Board (IASB). As part of this effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. Statement 153 amends APB Opinion No. 29, "Accounting for Nonmonetary Transactions", that was issued in 1973. The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Furthermore, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in Statement 153 are effective for nonmonetary asset exchanges occurring in the fiscal periods beginning after June 15, 2005. The adoption of SFAS Statement No. 153 is not expected to have an impact on the Company's consolidated financial position or results of operation.

Note 4 - Credit Arrangements

On May 29, 2003, the Company entered into a credit agreement with a new financial institution whereby the Company can borrow up to $5.0 million, plus the seasonal over-line amount of $1.5 million, payable on demand. The total credit facility is governed by a formula, as defined in the agreement, based principally on accounts receivable and inventory levels. This agreement provides, among other things, that the credit facilities are collateralized by substantially all the assets of the Company with an approximate net book value of $17.5 million. Under this borrowing facility, interest is calculated at .75% over prime with respect to the revolving loan and 1.0% over prime for the loan during the seasonal over-line. An officer of the Company personally guarantees up to $1,000,000 of the borrowings.

The agreement contains certain reporting and financial covenants, which the Company is required to maintain. The credit agreement matures in two years, or may be accelerated or called by the lender upon certain events as specified in the loan agreement. However, it is management's expectation that this agreement will be renewed by the bank or that a similar arrangement with another lender will be concluded.

On June 1, 2004 the credit agreement was amended whereby the Company can borrow up to $6.5 million. As a result of this agreement the seasonal over-line was eliminated. Under this amended borrowing facility, interest is calculated at 2.0% over prime.

IWI Holding Limited
Notes to Consolidated Financial Statements
Years Ended December 31, 2004, 2003 and 2002

Note 4 - Credit Arrangements (Continued)

As of December 31, 2004, borrowings under this credit agreement were approximately $5,583,000. Maximum additional available borrowings on the line of credit were $917,000, subject to borrowing base availability, as of December 31, 2004.

Note 5 - Preferred Stock

The 3,644,880 issued preferred shares are redeemable at the Company's option after March 21, 1997, at an amount not to exceed 50% of net income in excess of $15 million for the preceding year. If not redeemed, the preferred shares will begin to accrue a 4% noncumulative dividend as of that date. The preferred shares have voting rights equivalent to one-half vote per share. In the event of a liquidation of the Company, the holders of preferred shares will be entitled to $1 per share before any payment is made to common shareholders.

Note 6 - Stock Option Plans

In January 1995, the Company adopted a nonqualified stock option plan under which 600,000 shares of common stock have been reserved for options, which may be granted to key employees and third-party consultants at an option price to be determined by the Compensation Committee of the Board of Directors. No options have been granted under this plan. This plan will expire 10 years from the date of its adoption.

Note 7 - Related Party Transactions


Since 1998, some of the Company's products were purchased from a manufacturer in Hong Kong, which is managed by a relative of an officer of the Company. For 2004, 2003 and 2002, the Company's purchases from this manufacturer were approximately $7,887,000, $7,394,000 and $6,793,000, respectively.

The Company
uses outside entities to pursue most of its sales, because it has proven to be both effective and economical. The stakeholders of a primary outside sales entity are an officer of the Company and a family member of such officer. All negotiations of pricing, compensation, contracts or any other matters involving this entity are conducted by persons other than the related party officer. Commission expense of the Company associated with this entity, was $724,000, $545,000 and $697,000 respectively. Selling expenses such as salaries, travel, entertainment etc. are borne directly by the sales entity.

Notes Payable to Employees, Related Parties
Notes payable to employees and related parties reflect loans made to the Company from employees and relatives of employees to enhance the cash flow of the Company. These notes mature annually at December 31, but may be renewed if the Company and individual agree to renew. These notes may be prepaid without penalty. Interest was accrued and paid on these notes at a rate of 7.5% in 2004 and 10.0% in 2003. The notes outstanding at December 31, 2004 were renewed on January 1, 2005 and expire on December 31, 2005.

IWI Holding Limited
Notes to Consolidated Financial Statements
Years Ended December 31, 2004, 2003 and 2002

Note 8 - Income Taxes

The following table summarizes income taxes (benefits):

(In Thousands)                            Year Ended December 31
                                  2004            2003            2002
                                 ------          ------          ------
Current
    U.S. federal                  $ -              $ -            $ -
    U.S. state                      -                -              -
    Other                           -                -              -

Deferred
    U.S. federal                    -                -            (29)
    U.S. state                      -                -             (7)
    Other                           -                -              -

                                    -                -            (36)
Income Tax Benefit                  -                -            (36)

The differences between the U.S. federal statutory tax rate and the Company's effective tax rate are as follows:

                                        Year Ended December 31
                                2004            2003            2002
                               -----           ------          ------
U.S. federal statutory tax rate 34%              34%             34%
Change in valuation allowance  (35)             (35)            (55)
Other                            1                1               6
Consolidated Effective Tax Rate  - %              - %           (15)%

                               IWI Holding Limited
                   Notes to Consolidated Financial Statements
                              Years Ended December
                             31, 2004, 2003 and 2002

Note 8 - Income Taxes (Continued)

The components of
deferred income taxes as of December 31, are as follows:

(In Thousands)                            2004             2003

Deferred Tax Assets

Net operating and capital loss
carry forward                           $ 2,682            $ 2,991
Accounts receivable                         232                208
Inventories                                 464                418
Property and equipment                      212                118
Accrued expenses                              -                 18
Deferred Tax Liability
Accrued expenses                           (155)                 -
                                         --------           -------
                                          3,435              3,753
Less: Valuation allowance                (3,279)            (3,597)
                                         --------           -------
Net Deferred Tax Asset                    $ 156              $ 156
                                         ========           =======

In accordance with the provisions of Internal Revenue Code Section 382, utilization of the Company's net operating loss carry forward is estimated to be limited to approximately $111,000 per year because of a change in corporate ownership. However, because some of the net operating losses were incurred during part of fiscal year 1998 and all of 1999 when the Section 382 limitation did not apply, the company has approximately $5,400,000 of net operating loss carry forward available for immediate use as of December 31, 2004. Because of the Section 382 limitation, the portion of the Company's total net operating loss carry forward that may be utilized through expiration is estimated to be approximately $7,000,000. This net operating loss carryforward will expire through 2023. The Company also had a capital loss carryforward of approximately $2,300,000, which expired in 2003.

Note 9 - Supplemental Cash Flow Information (In Thousands)

                                        Year Ended December 31
                                  2004            2003            2002

Cash paid for interest           $ 334           $ 297          $ 246

Note 10 - Employee Benefit Plan

The Company sponsors a defined-contribution profit-sharing plan covering substantially all full-time employees who have completed one year of service. Company contributions to the plan are discretionary, determined by the Board of Directors and fully vest to employees upon completion of six years of service. The Company also has a voluntary 401(k) savings plan. Participants may contribute up to 15% of their compensation to this plan. The Company matching to this plan is discretionary and decided annually by the Board of Directors. Participant and employer-matched contributions to the Plan are 100% vested. Company contributions to these plans were approximately $30,000, $61,000 and $57,000 in 2004, 2003 and 2002, respectively.

Note 11 - Significant Customers The Company derived 44% and 18% of its net sales from two customers during 2004. The Company derived 36%, 20% and 12% of its net sales from three customers during 2003 and 26%, 26% and 21% from three customers in 2002. The receivable balances for significant customers were $7,439,000 and $3,852,000 as of December 31, 2004 and 2003, respectively.

Note 12 - Commitments and Contingencies

Litigation

The Company is a codefendant in a class action lawsuit brought by a stockholder in 1996 who alleges the Company misrepresented its financial position in interim financial statements. The original suit seeks damages of $11 million. The Company has repeatedly disputed the stockholder's allegations and believes that they will ultimately prevail in the litigation. The parties reached an agreement in principal to settle the claim for a significantly lesser amount, which was accrued for in 1999. The settlement agreement is subject to court approval and the Company may decline to proceed with the agreement if a significant number of class members "opt out" of the settlement. As of December 31, 2004 there has been no response from counsel for the class action lawsuit or from the lead plaintiff.

                                  IWI Holding
               Limited Notes to Consolidated Financial Statements
                  Years Ended December 31, 2004, 2003 and 2002

Note 12 - Commitments and Contingencies (Continued)

Operating Leases

Imperial is obligated under a lease on its operating facility, located in Westmont, Illinois for minimum rentals as well as real estate taxes and other operating expenses through January 2007.

The future minimum lease payments required under this lease as of December 31, 2004, approximates the following (in thousands):

Year Ending December 31, 2005             $ 179
                         2006               184
                         2007                16
                                          $  379

Rent expense included in the accompanying statements of operations amounted to $221,000, $187,000 and $190,000 for 2004, 2003 and 2002, respectively.


Employment Agreements

The Company has an employment agreement with an officer expiring on July 31, 2006. The agreement includes provisions for severance payments for the longer of one year or any period for which the employee is required not to compete.

The future minimum annual compensation payments as required under the agreement as of December 31, 2004, approximated the following (in thousands):

                        2005       $ 280
                        2006         163
                                   $ 443

Note 13 - Reclassification

For comparability, the 2003 financial statements reflect reclassifications where appropriate to conform to the consolidated financial statement presentation used in 2004.

Schedule l
IWI Holding Limited Condensed Financial

Information of Registrant Balance Sheets December 31, 2004 and 2003
Assets
                                                2004                  2003
                                               ------                ------
Cash                                          $ 1,000               $ 1,000
Due from affiliate                            500,000               500,000
Investments in wholly owned
subsidiaries                                1,161,000               930,000
Total Assets                              $ 1,662,000           $ 1,431,000
Stockholders' Equity Preferred
stock - $1 par value; authorized
- 5,000,000 shares; issued and
outstanding - 3,644,880 shares            $ 3,644,880           $ 3,644,880
Common stock - No par value;
authorized - 10,000,000 shares; issued
and outstanding - 2,544,700 shares                  -                     -
Additional paid-in capital                 12,446,120            12,446,120
Accumulated deficit                       (14,429,000)          (14,660,000)
                                          $ 1,662,000           $ 1,431,000

Statements of Income and Accumulated Deficit

                                              2004                    2003
                                             -------                 -------

Equity in net income of subsidiaries       $ 231,000           $ (1,904,000)
Accumulated deficit, beginning of year   (14,660,000)           (12,756,000)
Accumulated deficit, end of year       $ (14,429,000)          $(14,660,000)

Note 1 - Basis of Presentation

The Company's share of net income of its unconsolidated subsidiaries, all of which are wholly owned, is included in net income using the equity method. Parent-company-only financial statements should be read in conjunction with the Company's consolidated financial statements.

                                  Schedule ll
                              IWI Holding Limited
                 Valuation and Qualifying Accounts Years Ended
                        December 31, 2004, 2003 and 2002


                                        Additions       Additions
                        Balance at      Charged to      Charged to                      Balance
                       Beginning        Cost and        Other                           at End
Description             of Period       Expenses        Accounts      Deductions        of Period
-----------           -------------    -----------      ----------    ----------        ----------

Year Ended December
31, 2002

Allowance for
Doubtful Accounts      $ 546,000        53,000              -           31,000 (1)      $ 568,000
Inventory Valuation
Allowance            $ 1,067,000       508,000              -          502,000 (2)    $ 1,073,000
Deferred Income Tax
Valuation Allowance  $ 3,745,000             -              -          133,000 (3)    $ 3,612,000

Year Ended December
31, 2003

Allowance for
Doubtful Accounts      $ 568,000       (32,000)             -            4,000 (1)       $532,000
Inventory Valuation
Allowance            $ 1,073,000       388,000              -          633,000 (2)       $828,000
Deferred Income Tax
Valuation Allowance  $ 3,612,000             -              -           15,000 (3)     $3,597,000

Year Ended December
31, 2004

Allowance for
Doubtful Accounts      $ 532,000       351,000              -          287,000 (1)      $ 596,000
Inventory Valuation
Allowance              $ 828,000       308,000              -          187,000 (2)      $ 949,000
Deferred Income Tax
Valuation Allowance  $ 3,597,000             -              -          318,000 (3)    $ 3,279,000

(1) Write-off of uncollectible accounts
(2) Inventory losses realized
(3) Decreases in deferred tax assets IWI page 38 page 39 (This page intentionally left blank.)