Form 20-F
period 2005-12-31
IWI HOLDING LTD
filed 2006-06-13
CIK 923168

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F
(Mark One)


[  ]  REGISTRATION  STATEMENT  PURSUANT  TO  SECTION  12(b)  OR  12(g) OF THE
      SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

[  ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES  EXCHANGE
      ACT OF 1934 [Fee Required]

                   For the Fiscal Year Ended December 31, 2005

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

                                                              None
                                            (Title of Class)

As of May 10, 2006 the Registrant had outstanding 2,554,700 shares of Common Stock and 3,644,880 shares of Preferred Stock.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past twelve
(12) months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past ninety (90) days. Yes R No (pound)

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 (pound) Item 18R

         TABLE OF CONTENTS


         PART I                                                           Page

ITEM   1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS            3
ITEM   2. OFFER STATISTICS AND EXPECTED TIMETABLE                          3
ITEM   3. KEY INFORMATION                                                  3
ITEM   4. INFORMATION ON THE COMPANY                                       4
ITEM   5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS                     7
ITEM   6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                      10
ITEM   7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS               12
ITEM   8. SELECTED CONSOLIDATED FINANCIAL DATA                            13
ITEM   9. THE OFFER AND LISTING                                           13
ITEM  10. ADDITIONAL INFORMATION                                          14
ITEM  11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET       15
ITEM  12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES          15


         PART II

ITEM 13.    DEFAULTS DIVIDEND ARREARAGES AND DELINQUENCIES                16
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
            HOLDERS AND USE OF PROCEEDS                                   16
ITEM 15.    CONTROLS AND PROCEDURES                                       16
ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT                              16
ITEM 16B.   CODE OF ETHICS                                                17
ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES                        17


         PART III

ITEM 17.    FINANCIAL STATEMENTS                                          17
ITEM 18.    FINANCIAL STATEMENTS                                          17
ITEM 19.    FINANCIAL STATEMENTS AND EXHIBITS                             17


         SIGNATURES                                                       18

         CERTIFICATION                                                 19-20

                  PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

                  Not applicable.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

                  Not applicable.


ITEM 3.  KEY INFORMATION


                      SELECTED CONSOLIDATED FINANCIAL DATA
                        (In thousands, except share data)


                                                                   Year Ended December 31,
                                                2001         2002          2003         2004        2005
                                                ----         ----          ----        ------        ----

Statement of Income Data:

Net sales                                     $23,280      $25,802       $22,219      $ 28,554      $26,683
Cost of sales                                  17,751       20,322        18,772        22,309       20,599
                                              --------     --------      --------      --------     --------
Gross profit                                    5,529        5,480         3,447         6,245        6,084
Operating expenses                              5,011        4,990         5,052         5,665        5,815
                                              --------     --------      --------      --------     --------
Income (loss) from operations before the
   Gain on Trade Settlement                       518          490        (1,605)          580          269
   Gain on Trade Settlement                     1,141            -             -             -            -
Other income (expense) - net                     (306)        (248)         (299)         (349)        (458)
                                              --------     ---------     --------      --------     --------
Income (loss) before income taxes               1,353          242        (1,904)          231         (189)
Income data:
   Income (tax) benefit                           120           36             -             -           (3)
                                              --------     ----------    ---------     --------     --------
   Net income (loss)                        $   1,473      $   278      $ (1,904)     $    231      $  (192)
                                              --------     ----------    ---------    ---------     --------
   Net income (loss) per common share       $     .58      $   .11      $   (.75)     $    .09      $  (.08)
                                             ---------     ----------    ---------    ---------     --------
Cash distributions per common share         $       -      $     -      $      -      $      -      $     -
Weighted average number of common
    shares outstanding                      2,554,700     2,554,700     2,554,700    2,554,700    2,554,700
                                            ----------     -----------  ----------   ----------    ---------


                                           Year Ended December 31,
                                   2001         2002       2003         2004          2005
                                   ----         ----       ----         ----          ----

Balance Sheet Data:

Working capital                   $2,569     $ 3,010    $  1,233      $ 1,528       $ 1,342
Total assets                      11,625      14,255      15,327       17,466        18,540
Long-term debt                         0           0           0            0             0
Shareholders' equity               3,057       3,335       1,431        1,662         1,470







Risk Factors

The nature of the business and industry that the Company operates is very seasonal. This seasonality combined with customer sales concentration and the reliance of consumers using their discretionary disposable income on fashion related products within current economic conditions compounded by the increase in cost of the gold componet of our product presents a potential risk that continued growth may be impacted.

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


Products and Pricing

The Company's principal products are fine jewelry of rings, earrings, pendants, bracelets and necklaces, made of 10, 14 and 18 karat gold, set with diamonds, precious or semi-precious stones. In addition, the Company is also a major supplier of pearl products in the industry. The Company's products are currently sold in over 7,000 retail outlets. For the majority of products, the average wholesale price is approximately $75 with the prices ranging from approximately $20 to $500.


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

Customers

The Company's customers consist of jewelry retail stores, mass merchandisers, such as Wal-Mart Stores, Inc., department stores, such as J.C. Penney Company, Inc., national jewelry chains, catalog showrooms and various specialty markets to include television and internet outlets. The Company derived approximately 44% and 12% of its net sales from two customers during 2005. The Company has no long-term contracts with any customers; however, the core of each of its large volume purchasers had been customers for at least five years. The following table sets forth the approximate percentage of net sales for the major markets for the periods indicated.

                                    Year Ended December 31,
                               2003           2004           2005
                               ----           ----           ----

Jewelry retail stores           0.6   %       0.3   %        0.3  %
Specialty markets              28.5          12.3           20.8
Mass merchandisers             12.7          16.9            9.2
Department stores              39.5          50.8           46.5
National jewelry chains        16.3          17.5           22.4
Catalog showrooms               2.4           2.2            0.8
                              -----         -----          -----
         Total                100.0   %     100.0   %      100.0  %
                              -----         -----          -----


Competition

The jewelry industry in the United States is highly fragmented, with little significant brand name recognition or consumer loyalty. Selection is generally a function of design appeal, high perceived value and quality in relation to price.

Retail jewelry industry generates an estimated $44 billion in annual sales in the United States. Retail jewelry sales have historically increased at a rate in excess of the inflation rate. This increase is principally attributable to the growth in the number of dual working households which in turn has increased the amount of disposable income for women, the largest group of jewelry purchasers.

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



The following table sets forth the Company's unaudited net sales for the periods indicated (dollar amounts are in thousands):

                                       Year Ended December 31,
                               2003             2004            2005
                               ----            -----            ----
                           Amount     %     Amount     %    Amount    %
                           ------    --     ------    --    ------   --

First Quarter            $  4,524    20.3  $ 5,058   17.7 $ 5,707    21.4
Second Quarter              5,079    22.9    5,494   19.3   4,972    18.6
Third Quarter               5,801    26.1    6,628   23.2   5,137    19.3
Fourth Quarter              6,815    30.7   11,374   39.8  10,867    40.7
                         ---------  -----   ------   ----  ------    ----
Total                     $22,219   100.0  $28,554  100.0 $26,683   100.0
                         ---------  -----  -------  -----  ------   -----

Purchasing

The Company imports most of its jewelry from the People's Republic of China ("PRC") and Hong Kong. Approximately 20% of the Company's products are sourced in the U.S. Fresh water and cultured pearls are imported from the PRC and Hong Kong. The imported pearls are assembled by and for the Company both overseas and at the Company's location into various pearl jewelry products. The Company purchases jewelry from a number of suppliers based on quality, pricing and available quantities.

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

The Company maintains a light assembly operation in the United States for the stringing of pearls. This enables the Company to assemble pearls specifically to customer order and to provide shipment within two days of the order date.


Property, Plants and Equipment

The Company maintains its registered offices in the BVI; the Company leases approximately 13,000 square feet of space for operations and pearl assembly in Westmont, Illinois. The Company has been at its current location since November 1993. In December 2003 the Company extended its present lease through January 2007, future minimum annual lease payments are approximately $200,000. The facility, which provides state of the art security, was designed to maximize the efficiency of the Company's current operations and to provide for the Company's anticipated growth.


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

The parties reached an agreement in principal to settle the claim for a significantly lesser amount, which was accrued as of December 31, 1999. The settlement agreement is subject to court approval and the Company may decline to proceed with the agreement if a significant number of class members "opt out" of the settlement. As of April 30, 2006 there has been no response from counsel for the class action lawsuit or from the lead counsel.

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

                                    2003                                   2004                                   2005
                                  --------                               ---------                                   ----
                                       %         %                     %         %                 %         %
                             Amount   Sales   Change      Amount    Sales    Change   Amount    Sales    Change


Net sales                   $22,219   100.0   (13.9)    $28,554     100.0    28.5    $26,683    100.0    (6.6)
Gross profit                  3,447    15.5   (37.1)      6,245      21.9    81.2      6,084     22.8    (2.6)
Operating expenses            5,052    22.7    (1.2)      5,665      19.9    12.1      5,815     21.8     2.7
                           --------  ------   ------    --------   -------  -----     -------   ------   -----
Income (Loss) from oper.     (1,605)  (7.2)  (427.5)        580       2.0    n/a         269      1.0     n/a
Other income (expense)         (299)  (1.4)     n/a        (349)     (1.2)   16.7)      (458)    (1.7)  (31.2)
                           --------  ------   ------    --------   -------  -----     -------    -----   -----
(Loss) Income before
  income taxes               (1,904)  (8.6)  (886.8)        231       0.8    n/a        (189)     0.7     n/a
Income tax benefit                -      -      n/a           -         -    n/a          (3)       -     n/a
                           --------  ------   ------    --------   -------  -----     -------    -----   -----
Net (Loss) income           (1,904)   (8.6)  (784.9)        231       0.8    n/a        (192)     0.7     n/a
                           --------  ------   ------    --------   -------  -----     -------    -----   -----

Net (Loss) income per
common share                        $(0.75)                        $ 0.09                      $(0.08)
                                     ------                        -------                      -----
Weighted average number of
shares outstanding                   2,555                          2,555                       2,555
                                    -------                        -------                      ------

The Company's sales are generated through the wholesaling of jewelry products to the following groups:

                              2001     2002     2003     2004    2005
                              ----     ----     ----     ----    ----

Jewelry retail stores          3.2%     1.1%     0.6%    0.3%     0.3%
Specialty markets             22.1     28.8     28.5     12.3    20.8
Mass merchandisers            22.3     27.9     12.7     16.9     9.2
Department stores             41.7     26.6     39.5     50.8    46.5
National jewelry chains        9.9     12.5     16.3     17.5    22.4
Catalog showrooms              0.8      3.1      2.4      2.2     0.8
                              -----    -----    -----    -----  ------
Total                        100.0%   100.0%   100.0%   100.0%  100.0%
                              -----    -----    -----    -----  ------


Year Ended December 31,2005 Compared to Year Ended December 31, 2004

         Net Sales. Net sales decreased approximately $1.9 million or 6.6% to $26.7 million in 2005 from $28.6 million in 2004. This decrease in net sales reflects a decrease in gross sales from the prior year of $3.4 million partially offset by a decrease in returns compared to 2004 of approximately $1.5 million. This decrease in 2005 revenues reflect a combination of decreased sales from the Company's two largest customers of approximately $5.9 million offset partially by the expansion of our customer base as well as increased sales to other existing customers.

         Gross Profit. Gross profit decreased $161,000 or 2.6% to $6.1 million in 2005 from $6.2 million in 2004. Gross margins improved slightly in 2005 to 22.80% vs 21.87%in 2004; an improvement of .93%. This improvement in overall gross margins was in part due to continued emphasis placed on the profitability of each product sold and increased standard profit levels implemented.

         Income from Operations. Income from operations was $269,000 in 2005 compared to $580,000 in 2004, representing a decrease from the prior year of $311,000. Operating expenses increased $150,000 and primarily reflects increased salary and related costs as salaries that had been rolled back in 2004 were reinstated in 2005.

         Other Income (Expense). Other expenses representing interest costs increased $109,000 to $458,000 from $349,000 in 2005 representing a combination of increased borrowings and increased interest rates experianced in 2005.

         Net Loss. The net loss for 2005 totaled $192,000 a change of $423,000 compared to the net income reported in 2004 of $231,000.



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

         Income from Operations. Income from Operations were $508,000 in 2004 compared to a loss from operations in 2003 of $1.6 million, representing an increase over the prior year of $2.2 million. This primarily reflects the increased sales and margins experianced in 2004. Operating expenses increased $613,000 or 12.1% and primarily reflect increased sales related costs such as advertising and commissions.

         Other Income (Expense). Other Expenses representing interest costs increased $50,000 to $349,000 from $299,000 in 2003 representing a combination of increased borrowings and increased interest rates experianced in 2004.

         Net Income. The net income for 2004 totaled $231,000 a change of $2,136,000 compared to the net loss reported in 2003 of $1,904,000.


Analysis of Financial Position, Liquidity and Capital Resources

The Company's primary liquidity needs are to fund accounts receivable and inventories. The Company has historically financed its working capital requirements through a combination of internally generated cash and short-term borrowings under bank lines of credit. The Company's working capital at December 31, 2005 was $1.3 million as compared to $1.5 million at December 31, 2004.

On June 14, 2004 the Company entered into a credit agreement with a new financial institution, whereby the Company can borrow up to $7.5 million, plus the seasonal over-line amount of $1.5 million, payable on demand. The total credit facility is governed by a formula, as defined in the agreement, based principally on accounts receivable and inventory levels. This agreement provides, among other things, that the credit facilities are collateralized by substantially all the assets of the Company.

Under this borrowing facility, interest is calculated at .25% over prime with respect to the revolving loan. In addition, an unused commitment fee is assessed at a rate of .25% representing the difference between the maximum revolving loan and average daily outstanding balance. An officer of the Company has agreed to personally guarantee up to $3,500,000 of the borrowing.

The agreement contains certain reporting and financial covenants, which the Company is required to maintain. The credit agreement matures on June 1, 2007, or may be accelerated by the lender upon certain events as specified in the loan agreement.


The following table summarizes cash provided by (used in) the Company's business activities for the past three years (dollar amounts are in thousands):

                                     2003         2004           2005
                                     ----         ----           ----

Operating activities               $ (2,286)     $(601)       $ (2,385)
Investing activities                    (32)        (2)            (12)
Financing activities                  2,302        604           2,535
Increase (decrease) in cash             (16)         1             138


Operating Activities. The net cash used in 2005 was principally due to the increase in accounts receivable of $1.6 million and decreases in accounts payables of $1.3 million offset partially by lower inventory levels of .6 million December 31, 2005.

Investing Activities. Cash uses in 2005 were minimal and reflect the upgrade of our computer and related systems.

Financing Activities. During 2005, the Company increased the amounts outstanding under its line of credit by $2.3 million to $7.9 million at December 31, 2005. Notes payable to employees and others increased by $205,000.

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


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES


Directors and Executive Officers

The following table sets forth certain information as of the date hereof with respect to the directors and executive officers of the Company.

Name                    Age      Position
Joseph K. Lau           58       Chairman of the Board of Directors: President
                                 of IWI Holding Limited, Principal Financial
                                 Officer and Secretary
Richard J. Mick         65       Sr. Vice President - Sales and Director
Connie S. Yui           55       Inventory Manager and Director
Joseph A. Benjamin      63       Director
Samuel H. Lou           52       Director

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

Richard J. Mick joined the Company in February, 1996 as Vice President - Sales and Director, in January 2006 he was promoted to Senior Vice President - Sales and Director. For 6 years prior to joining the Company he was President of a sales and marketing firm selling jewelry and related products. Prior thereto, Mr. Mick was employed by J.C. Penney Company, Inc. for 26 years.

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

Compensation of Directors and Officers

The aggregate cash compensation paid by the Company to all directors and officers as a group during 2005 was approximately $584,000. Due to an extensive travel schedule, one of the officers of the Company resides in New York. Because of this, the Company also provides locally an apartment and related costs of approximately $12,000 for this individual in lieu of motel accommodations and incurs an estimated $7,900 a year in airfare costs.

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

The Company, during 1995, also adopted a Non-Qualified Stock Option Plan (the "Non-Qualified Plan.") A total of 600,000 shares are reserved for issuance under the Non-Qualified Plan. The Non-Qualified Stock Option Plan provides for the granting of options and stock appreciation rights to non-employee directors, key management employees and consultants and is administered by the Compensation Committee. The terms of any options and/or stock appreciation rights granted under the Non-Qualified Plan shall be determined by the Compensation Committee provided that options may not be exercisable for a term longer than ten years and may not be exercisable at a price less than the stated value of the Common Stock. No options or stock appreciation rights have been granted under the Non-Qualified Stock Option Plan. This plan expired in 2005.

In addition, the Company maintains a defined contribution plan which has both a profit sharing feature and a 401(k) savings feature (the "Plan.") Under the profit sharing portion of the Plan, contributions are an amount determined by the Company's Board of Directors. Subject to certain limitations required by law, the Company's contribution is allocated to each participant who is employed by the Company at the end of the Plan year in the proportion that the total compensation paid by the Company to each participant bears to the aggregate compensation paid by the Company to all participants during such Plan year. Under the 401(k) savings feature, eligible employees may elect, subject to certain limitations required by law, to defer payment of up to 15% of their compensation. The Plan provides that if an employee defers payment, the Company will contribute 50% in 2003, effective January 1, 2004, 25% of the first 6% of compensation deferred, by making a cash payment to the Plan on behalf of such participant. Contributions by the Company to the profit sharing feature of the plan, and earnings thereon, vest based on the participant's years of service with the Company, vesting 20% per year after one year of service and being fully vested after six years of service. Employee contributions are always 100% vested. Contributions by the Company to the 401(k) savings feature vest on the employees first day of employment. All contributions vest, regardless of years of service, upon termination of employment by reason of death of disability, attainment of age 62 or the termination of the Plan. After termination of employment, an employee is entitled to receive the distribution of his or her entire vested interest in the Plan in a lump sum, in installments for a specific period of time, or an annuity for life. The amounts held under the Plan are invested according to the instructions of the participant in investment funds designated by the plan administrator. The Company made contributions to the Plan during 2005, 2004 and 2003 of approximately $31,000, $30,000 and $61,000, respectively.

Employment Contracts

The Company has an employment contract with Joseph K. Lau who is employed by Imperial pursuant to a contract expiring July 2006. Mr. Lau has waived salary increases as provided for in the contract since 2003 and has waived any bonus earned since that time. The contract provides for at a base salary of $163,000 in 2006, and bonuses as determined by the Compensation Committee of the Board of Directors.

Committees and Attendance of the Board of Directors Meetings

During the year ended December 31, 2005, the Board of Directors held two formal meetings. The Audit Committee held four meetings and the Compensation Committee held one meeting. Each director attended all of the meetings of the Board of Directors. The Audit and Compensation Committees were attended by all members. The members of the Audit Committee are Messrs. Benjamin and Lou. The members of the Compensation Committee are Messrs. Lau, Benjamin and Lou.

Employees

As of December 31, 2005, the Company had 55 employees, including 2 executive officers, 9 persons in sales and merchandising, 34 persons in operations, and 10 persons in administrative and support functions. None of the employees is governed by a collective bargaining agreement and the Company considers its relations with its employees to be satisfactory. As of May 1, 2006, the Company had 52 employees, including 2 executive officers, 9 persons in sales and merchandising, 31 persons in operations, and 10 persons in administrative and support functions.

Share Ownership

Share ownership of Directors and Officers is illustrated in Item 7.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Share ownership of major shareholders, Directors and Officers

The following table is furnished as of May 10, 2006, to indicate beneficial ownership of shares of the Company's Common Stock and Preferred Stock by (1) each shareholder of the Company who is known by the Company to be a beneficial owner of more than 10% of the Company's Common Stock or Preferred Stock and (2) all officers and directors of the Company as a group. The information in the following table was provided by such persons.

Name and Address           Amount and Nature of      Title of       Percent of    Percent of
of Beneficial Owner        Beneficial Ownership (1)   Class          Class        Voting Power
-------------------        ------------------------  ------         ---------    ------------

Bamberg Company Ltd.             918,750              Common          35.96%          20.99%
Bamberg Company Ltd            3,644,880            Preferred        100.00%          41.64%
Joseph K. Lau                     15,000              Common           0.59%           0.34%
Richard J. Mick                  117,500              Common           4.60%           2.68%
Joseph A. Benjamin                10,000              Common           0.39%           0.23%
                               -----------          ----------      ----------      ----------

All executive officers
and directors
 As a  group (3 persons)         142,500               Common          5.58%           3.26%

Compliance with Section 16(a) of Exchange Act

Under the securities laws of the United States, the Company's Directors, its executive officers, and any persons holding more than ten percent of the Company's common stock are required to report their initial ownership of the Company's common stock and any subsequent changes in ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established and the Company is required to disclose in this Form 20F any failure to file by these dates during 2005. All of the filing requirements were satisfied on a timely basis in 2005. In making these disclosures, the Company has relied solely on written statements of its directors, executive officers and shareholders and copies of the reports that were filed with the Commission.

Related Party Transactions

All transactions between the Company, its officers, directors, principal shareholder or affiliates, whether presently existing are, or in the future will be, in the belief of management, on terms no less favorable to the Company than may be obtained from unaffiliated third parties.

Since 1998, some of the Company's products were purchased from a manufacturer in Hong Kong, which is managed by a relative of an officer of the Company. For the years ended December 31, 2005, 2004 and 2003, the Company's purchases from this manufacturer were approximately $3,284,000, $7,887,000, and $7,394,000 respectively. Beginning in October 2005 the Company began purchasing products from another manufacturer in Hong Kong, which is owned and managed by another relative of an officer of the Company. Purchases from this company in 2005 were approximately $521,000.

The Company uses outside entities to pursue most of its sales, because it has proven to be both effective and economical. The stakeholders of a primary outside sales entity are an officer of the Company and a family member of such officer. All negotiations of pricing, compensation, contracts or any other matters involving this entity are conducted by persons other than the related party officer. Commission expense of the Company associated with this entity for the years 2005, 2004 and 2003 were $619,000, $688,000 and $569,000, respectively. Selling expenses such as salaries, travel, entertainment etc. are borne directly by the sales entity.


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

The following table sets forth the high and low bid price per share for the Company's Common Stock for each quarterly period for the past two years.

                             2005                   2004
                             ----                   ----
                       High         Low      High             Low

First Quarter         $.080      $ .080     $.200           $.120
Second Quarter         .100        .070      .120            .100
Third Quarter          .120        .070      .100            .100
Fourth Quarter         .100        .070      .110            .080




The following table sets forth the high and low bid price per share for the Company's Common Stock for each month for the past six months.


                                         High        Low
         2005     November               $.080     $ .080
                  December                .080       .070

         2006     January                $.070     $ .070
                  February                .070       .070
                  March                   .100       .070
                  April                   .090       .060


The quotations reflect inter-dealer prices without mark-up, mark-down or commission and may not represent actual transactions.

At May 10, 2006, the bid price of the Common Stock was $.06.

As of May 10, 2006, there were approximately 250 beneficial holders of the Common Stock of the Company, nearly all of which are believed to be in the United States.


ITEM 10.          ADDITIONAL INFORMATION

Memorandum and Articles of Association.

The Company has two classes of stock, preferred and common.

Preferred stock has a par value of $1 per share, 5 million shares have been authorized 3,644,880 shares are issued and outstanding. The preferred shares are entitled to one-half vote per share and in the event of liquidation of the Company, the holders of the preferred shares will be entitled to $1 per share before any payment to holders of common stock. The preferred shares are subject to redemption, at the option of the Company, in whole or in part, at any time after March 21, 1997, at an amount not to exceed 50% of the net income in excess of $15,000,000 for the preceding year, together with the accrued dividends, if any. The preferred shares are entitled to a 4% non-cumulative dividend, payable on all non-redeemed shares in cash, stock or property as the Board of Directors shall, in its discretion, declare from time to time. There have been no dividends paid or authorized to preferred shareholders.

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

The Company's sales are highly concentrated with several customers. A significant change in the relationship with one or more of these customers could have a material effect on the operations of the Company.

The Company does have some exposure to the change in market price of precious metals, pearls and stones, particularly gold. Rapid or steady increase in the price of gold could negatively impact the operating results in future periods. Although the company can pass these costs along to its customers, these gold level adjustments occur on a quarterly lag basis. Due to the increase in cost of the gold component of our product the impact of which would require consumers to devote more of their discretionary disposable income on fashion related products. The impact of this combined with the price increases associated with gasoline could potentially have an adverse effect on future earnings of the Company and Industry as a whole.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

                  None reportable.

ITEM 15. CONTROLS AND PROCEDURES

The Company strives to maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified for the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designated and operated, can provide only reasonable assurance of achieving the desired control objectives and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls.

As required by SEC rule 13a-15(b) we conducted an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including our subsidiaries) required to be included in our periodic SEC filings.

Other than the foregoing initiatives, there were no significant changes in our internal controls or to our knowledge, in other factors that could significantly affect such internal controls subsequent to the date of their evaluation.

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

ITEM 16B.         CODE OF ETHICS

The Company has adopted a code of ethics for the Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer.

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fee

The aggregate fees paid relating to the audit of the Company's annual financial statements for the years ended December 31, 2005 and 2004 were $79,837 and $64,404, respectively.

All Other Fees

The aggregate fees paid for other accounting services, primarily audit related, for the years ended December 31, 2005 and 2004 were $0 and $6,349, respectively.


PART III


ITEM 17. FINANCIAL STATEMENTS

                  Not applicable

ITEM 18. FINANCIAL STATEMENTS

Reference is made to the index to Consolidated Financial Statements of the Company, and notes thereto, appearing under Item 19 below, together with the report of Blackman Kallick Bartelstein, LLP thereon.


ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

         (a) Financial Statements Page

Report of Independent Auditors                                             22
Consolidated Balance Sheets as of  December 31, 2005 and 2004              23
Consolidated Statements of Operations for Each of the Years
    in the Three-Year Period Ended December 31, 2005                       24
Consolidated Statements of Shareholders' Equity for Each of the
    Years in the Three-Year Period Ended December 31, 2005                 25
Consolidated Statements of Cash Flows for Each of the Years in
     the Three-Year Period Ended December 31, 2005                         26
Notes to Consolidated Financial Statements                              27-36

Financial Statement Schedules (1)

I - Condensed Financial Information of Registrant                          37
II - Valuation and Qualifying Accounts                                     38


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

*Previously Filed

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

May 26, 2006

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

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
(a) Designed such disclosure controls and procedures, or cause such internal control over financial reporting to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
 (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the relia bility of financial reporting and the preparation of financial statements for external purposes in accor dance with generally accepted accounting principles: (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function); (a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information: and (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.


Date:  May 26, 2006
                                             By: /s/ Joseph K. Lau
                                             Chairman,  President and Director

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


Date:  May 26, 2006                            By: /s/ Joseph K. Lau
                                               Chairman, President and Director

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

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
(a) Designed such disclosure controls and procedures, or cause such internal control over financial reporting to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared; (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the relia bility of financial reporting and the preparation of financial statements for external purposes in accor dance with generally accepted accounting principles: (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent function); (a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information: and (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.


Date:  May 26, 2006
                                                      By: /s/ Kenneth S. Rich
Controller

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


Date:  May 26, 2006                                   By: /s/ Kenneth S. Rich
                                                      Controller

                               IWI HOLDING LIMITED

                      CONSOLIDATED FINANCIAL STATEMENTS AND
                          INDEPENDENT AUDITOR'S REPORT

                  Years Ended December 31, 2005, 2004 and 2003

                                    Independent Auditor's Report



The Board of Directors
IWI Holding Limited
Westmont, Illinois

We have audited the accompanying consolidated balance sheets of IWI Holding Limited as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedules listed in the index at item 19(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IWI Holding Limited as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. In addition, the information set forth in schedules listed in the index at item 19(a) is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.




s/Blackman Kallick Bartelstein, LLP
Chicago, Illinois
April 17, 2006

                                                                    Exhibit A

                               IWI Holding Limited
                           Consolidated Balance Sheets
                        (In Thousands, Except Share Data)

                           December 31, 2005 and 2004


Assets
                                                                   2005             2004
                                                                   ----             ----


Current Assets
         Cash                                                 $      139          $    1
         Accounts receivable, less allowance for doubtful
           accounts of $710 in 2005 and $596 in 2004               9,336           7,714
         Inventories                                               8,676           9,298
         Deferred income taxes                                       156             156
         Prepaid expenses                                            105             163
                                                                  ------          ------
Total Current Assets                                              18,412          17,332
                                                                  ------          ------

Leasehold Improvements, Machinery and Equipment                    2,978           2,966
         Less accumulated depreciation                            (2,850)         (2,832)
                                                                  -------         -------
                  Property and Equipment, Net                        128             134
                                                                  -------         -------

Total Assets                                                  $   18,540         $17,466
                                                                  -------         -------

Liabilities and Stockholders' Equity
                                                                   2005            2004
                                                                   -----           -----

 Current Liabilities
         Line of credit                                       $   7,913        $  5,583
         Notes payable
           Employees, related parties                               294             315
           Other                                                    653             427
         Accounts payable - Trade                                 5,272           5,894
         Accounts payable to affiliated companies                 1,418           2,085
         Accrued liabilities                                      1,520           1,500
                                                                 ------          -------
Total Current Liabilities                                        17,070          15,804
                                                                 ------          -------

Stockholders' Equity (Deficit)
         Preferred stock - $1 par value; authorized  5,000,000
           shares; issued and outstanding  3,644,880 shares       3,645           3,645
         Common stock  No par value; authorized  10,000,000
           shares; issued and outstanding  2,554,700 shares           -
         Additional paid-in capital                              12,446          12,446
         Accumulated deficit                                    (14,621)        (14,429)
                                                                --------        --------
                  Total Stockholders' Equity                      1,470           1,662
                                                                --------        --------

Total Liabilities & Stockholders' Equity                     $   18,540        $ 17,466
                                                                --------        --------

                                                                      Exhibit B

                               IWI Holding Limited
                      Consolidated Statements of Operations
                        (In Thousands, Except Share Data)

                  Years Ended December 31, 2005, 2004 and 2003


                                                       2005           2004           2003
                                                      ------         ------         ------


Net Sales                                        $    26,683     $  28,554        $  22,219

Cost of Sales                                         20,599        22,309           18,772
                                                     -------       --------         -------

Gross Profit                                           6,084         6,245            3,447

Selling, General and Administrative Expenses           5,815         5,665            5,052
                                                     -------       --------         -------

 Income (Loss) from Operations                           269           580           (1,605)

Interest Expense                                        (458)         (349)            (299)
                                                     --------     ---------         --------

(Loss) Income  Before Income Taxes                      (189)          231           (1,904)

Income Tax Expense                                        (3)            -                -
                                                     --------     ---------         --------

Net (Loss) Income                               $       (192)    $     231         $ (1,904)
                                                     --------     ---------         --------

Net (Loss) Income per Common Share              $      (0.08)    $    0.09         $  (0.75)
                                                     --------     ---------         --------

Weighted-Average Number of Common
  Shares Outstanding                               2,554,700     2,554,700        2,554,700
                                                   ----------    ----------       ----------

                                                                  Exhibit C

                               IWI Holding Limited
                 Consolidated Statements of Stockholders' Equity
                        (In Thousands, Except Share Data)

                  Years Ended December 31, 2005, 2004 and 2003



                              Preferred Stock            Common Stock
                                                                                 Additional
                                Number                        Number             Paid-in     Accumulated
                              of Shares    Amount      of Shares        Amount   Capital     Deficit       Total
                              ----------   ------      ---------        ------   --------    --------      -----

Balance, January 1, 2003       3,644,880    $3,645     2,554,700       $    -    $12,446    $(12,756)      $3,335

Net Income                             -         -             -            -          -      (1,904)      (1,904)
                             ------------ --------     ----------      --------  --------    --------      -------

Balance, December 31, 2003     3,644,880     3,645     2,554,700            -     12,446     (14,660)       1,431

Net Income                             -         -             -            -          -         231          231
                             ------------ --------     ----------      --------  --------    --------      -------

Balance, December 31, 2004     3,644,880     3,645     2,554,700            -     12,446     (14,429)       1,662

Net Income                             -         -             -            -          -        (192)        (192)
                             ------------ --------     ----------      --------  --------    --------      -------

Balance, December 31, 2005     3,644,880    $3,645     2,554,700   $        -    $12,446    $(14,621)      $1,470
                             ------------ --------     ----------      --------  --------    --------      -------


                                                                     Exhibit D

                               IWI Holding Limited
                      Consolidated Statements of Cash Flows
                                 (In Thousands)

                  Years Ended December 31, 2005, 2004 and 2003


                                                                  2005            2004         2003
                                                                  ----            ----         ----

Cash Flows from Operating Activities
         Net (loss) income                                      $  (192)         $  231      $ (1,904)
         Adjustments to reconcile net (loss) to income
           net cash used in operating activities
                  Depreciation and amortization                      18              66           159
                  Provision for doubtful accounts                   116             351           (32)
                  (Increase) decrease in
                       Accounts receivable                       (1,738)         (2,508)       (1,674)
                        Inventories                                 622             (63)          370
                        Prepaid expenses                             58              18           121
                  Increase (decrease) in
                        Accounts payable - Trade                   (622)          1,491          (171)
                        Accounts payable to affiliated companies   (667)           (483)          810
                        Accrued liabilities                          20             296            35
                                                                --------          ------       -------

                           Net Cash Used in
                            Operating Activities                 (2,385)           (601)       (2,286)
                                                                --------          ------       -------

Net Cash Used in Investing Activities
         Purchases of property and equipment                        (12)             (2)          (32)
                                                                --------          -------      --------

Cash Flows from Financing Activities
         Checks issued in excess of Funds on deposit                  -             (24)           24
         (Payments on) borrowings from notes payable
            Employees                                               (21)            (20)          132
            Other                                                   226             315             -
         Borrowings from  line of credit, net                     2,330             333         2,146
                                                               ---------          --------     --------
                           Net Cash Provided by
                             Financing Activities                 2,535             604         2,302
                                                               ---------          --------     --------
Net Increase (Decrease) in Cash                                     138               1           (16)

Cash, Beginning of Year                                               1               -            16
                                                               ---------          --------     ---------

Cash, End of Year                                            $      139          $    1       $     -
                                                               ---------          --------     ---------

                               IWI Holding Limited
                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2005, 2004 and 2003


Note 1 - Description of Business and Acquisitions

IWI Holding Limited ("Holding") was incorporated in the British Virgin Islands on February 22, 1993. Holding and its wholly owned subsidiary (together, the "Company") import, assemble, and distribute wholesale fine jewelry. The Company also imports pearls for assembly and resale through its wholly owned subsidiary, Imperial World, Inc. ("Imperial").


Note 2 - Status of Operations

The Company continues in its effort to diversify its customer base thereby reducing its reliance on two to three major customers. The diversification effort was successful in 2005 but was offset by lower sales from two major customers. These two customers' combined sales decreased in 2005 by approximately $5.9 million. This decrease in sales was partially offset by the expansion of our customer base as well as increased sales to other existing customers. Overall net sales reported in 2005 decreased $1.9 million or 6.6% compared to 2004. Moving forward in 2006, the Company expects to not only increase its sales to core major customers but also to increase it sales to new customers from 2005 levels, thus continuing the expansion of its customer base.

Gross margins for the Company continued to improve during 2005 from levels experienced in 2004. Gross margins improved slightly in 2005 to 22.80% vs. 21.87% in 2004 an increase of .93%. Gross profit as a result of lower sales levels in 2005 decreased by $161,000 as compared to 2004 levels. This improvement in overall gross margins was in part due to continued emphasis placed on the profitability of each product sold and increased standard profit levels implemented.

Moving forward into 2006 the Company is confident that it will return to profitability on an ongoing basis. The Company continues to explore alternatives to reduce production costs such as moving certain production functions where feasible overseas and maintain lean overhead support levels.

The Company's goal is to continue to diversify its customer base thereby reducing its reliance on two to three major customers. This diversification effort is expected to increase sales in 2006 from our non-major customers. Within the first three months of 2006 the Company has either shipped or received orders from two new customers. These new customers have significant volume potential. Response to new styles and products presented to our customers has been well received toward the end of 2005 and beginning of 2006. Where a concerted effort to diverse our customer base continues, at the same time we are attempting to expand opportunities with our major customers.

                               IWI Holding Limited
                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2005, 2004 and 2003


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

Inventories

Inventories, primarily consisting of finished goods, are stated at the lower of first-in, first-out - (FIFO) cost or market.

As of December 31, 2005 and 2004, the inventory valuation reserve was $1,026,000 and $949,000 respectively. The Company recorded an expense of $131,000, $308,000 and $388,000 during 2005, 2004 and 2003, respectively, to adjust the inventory value to lower of cost or market and to provide for future liquidations.

Revenue Recognition

Revenue is recognized in the consolidated financial statements when materials are relieved from inventory and shipped. Net sales are arrived at by deducting returns and discounts from gross sales.

Depreciation

Leasehold improvements, machinery and equipment are stated at historical cost and depreciated primarily on a straight-line basis over their estimated useful lives. Useful lives range from three to ten years for machinery, equipment and leasehold improvements.

Commissions

The Company accrues for commissions based on sales to customers based on specific contractual agreements. These accruals are calculated based upon net sales by customer, and the liability account is adjusted monthly to reflect increases and decreases in each customer's sales and payments.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse.

                               IWI Holding Limited
                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2005, 2004 and 2003


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

Stock-Based Compensation

The Company accounted for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and, accordingly, recognized no compensation expense for the stock option grants. As of December 31, 2005 and 2004, there were no stock options outstanding.

Advertising Costs

The Company expenses all advertising costs as incurred. Advertising costs were approximately $1,149,000, $993,000 and $449,000 for 2005, 2004 and 2003,
respectively.

Foreign Currency

The functional currency of the Company is the U.S. dollar. Transactions arising in foreign currencies have been translated at rates in effect at the dates of the transactions. The gains or losses during the years presented are not significant.

(Loss) Income Per Common Share

The Company has adopted the provisions of FASB No. 128, "Earnings Per Share." Income per common share is computed by dividing net (loss) income by the weighted-average number of common shares outstanding during the period.

                               IWI Holding Limited
                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2005, 2004 and 2003


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

Comprehensive Income

Comprehensive income is a measure of all equity that results from recognized transactions and other economic events other than owner transactions, such as stock purchases and issuances and dividends. There were no significant differences between the Company's net (loss) income and comprehensive income.

New Accounting Pronouncements

In November 2004, the FASB issued SFAS Statement No. 151 "Inventory Costs - An amendment of ARB No. 43, Chapter 4." This new standard is the result of a broader effort by the FASB to improve financial reporting by eliminating differences between GAAP in the United States and GAAP developed by the International Accounting Standards Board (IASB). As part of this effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. Statement No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, Statement No. 151 requires that allocation of fixed production overheads to conversion costs should be based on normal capacity of the production facilities. The provisions in Statement 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS Statement No. 151 is not expected to have an impact on the Company's consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS Statement No. 123 (Revised 2004), "Share-Based Payments". The new FASB rule requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities (other than those filing as small business issuers) will be required to apply Statement No. 123R beginning with the first interim or annual reporting period of the company's first fiscal year beginning after June 15, 2005. The adoption of SFAS Statement No. 123 (Revised) is not expected to have an impact on the Company's consolidated financial position or results of operations.

                               IWI Holding Limited
                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2005, 2004 and 2003


Note 3 - Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements (Continued)

In December 2004, the FASB issued SFAS No. 153 "Exchanges of Nonmonetary Assets
- An Amendment of APB Opinion No. 29". This new standard is the result of a broader effort by the FASB to improve financial reporting by eliminating differences between GAAP in the United States and GAAP developed by the International Accounting Standards Board (IASB). As part of this effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. Statement 153 amends APB Opinion No. 29, "Accounting for Nonmonetary Transactions", that was issued in 1973. The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have "commercial substance." Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. The provisions in Statement 153 are effective for nonmonetary asset exchanges occurring in the fiscal periods beginning after June 15, 2005. The adoption of SAFS Statement No. 153 is not expected to have an impact on the Company's consolidated financial position or results of operation.

In May 2005, the FASB issued SFAS No. 154 "Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3". This Statement requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The adoption of SAFS Statement No. 154 is not expected to have an impact on the Company's consolidated financial position or results of operations.

Note 4 - Credit Arrangements

On June 14, 2005, the Company entered into a credit agreement with a new financial institution whereby the Company can borrow up to $7.5 million, plus the seasonal over-line amount of $1.5 million, payable on demand. The total credit facility is governed by a borrowing base formula, as defined in the agreement, based principally on accounts receivable and inventory levels. This agreement provides, among other things, that the credit agreements are collateralized by substantially all the assets of the Company with an approximate net book value of $18.4 million.

Under this borrowing facility, interest is calculated at .25% over the bank's prime rate with respect to the revolving loan. In addition, an unused commitment fee is assessed at a rate of .25% representing the difference between the maximum revolving loan and the average daily outstanding balance. An officer of the Company personally guarantees up to $3.5 million of the borrowings.

The agreement contains certain reporting and financial covenants, which the Company is required to maintain. The credit agreement matures on June 1, 2007, or may be accelerated or called by the lender upon certain events as specified in the loan agreement.

                               IWI Holding Limited
                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2005, 2004 and 2003

Note 4 - Credit Arrangements (Continued)

As of December 31, 2005, borrowings under this credit agreement were approximately $7.9 million. As of December 31,2005, maximum additional available borrowings under the line of credit were approximately $1.1 million, subject to certain borrowing base limitations.


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


Note 6 - Stock Option Plans

In January 1995, the Company adopted a nonqualified stock option plan under which 600,000 shares of common stock have been reserved for options, which may be granted to key employees and third-party consultants at an option price to be determined by the Compensation Committee of the Board of Directors. No options have been granted under this plan. This plan expired in 2005.


Note 7 - Related Party Transactions

Since 1998, some of the Company's products were purchased from a manufacturer in Hong Kong, which is managed by a relative of an officer of the Company. For 2005, 2004 and 2003, the Company's purchases from this manufacturer were approximately $3,284,000, $7,887,000 and $7,394,000, respectively. Beginning in October 2005 the Company began purchasing products from another manufacturer in Hong Kong, which is owned and managed by a relative of an officer of the Company. Purchases from this company in 2005 were approximately $521,000.

The Company uses outside entities to pursue most of its sales, because it has proven to be both effective and economical. The stakeholders of a primary outside sales entity are an officer of the Company and a family member of such officer.

Commission expense of the Company associated with this entity for the years 2005, 2004 and 2003 was approximately $619,000, $688,000 and $569,000, respectively. Selling expenses such as salaries, travel, entertainment etc. are borne directly by the sales entity.

                               IWI Holding Limited
                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2005, 2004 and 2003

Note 7 - Related Party Transactions (Continue)


Notes Payable to Employees, Related Parties

Notes payable to employees and related parties reflect loans made to the Company from employees and relatives of employees to enhance the cash flow of the Company. These notes mature annually at December 31, but may be renewed if concurred by both the Company and individual. These notes may be prepaid without penalty. Interest was accrued and paid on these notes at a beginning rate in 2005 of 7.5% and increased periodically through the year reflecting increases in the prime rate to 9.5% at year end. Interest was accrued and paid at a rate of 7.5% and 10.0% in 2004 and 2003 respectively.


Note 8 - Income Taxes

The following table summarizes income taxes (benefits):

(In Thousands)                                      Year Ended December 31
                                            2005         2004            2003
                                           -----        ------          ------
  Current
                    U.S. federal       $    (3)      $    -         $     -
                    U.S. state               -            -               -
                    Other                    -            -               -
                                         ------       ------          ------

                                            (3)           -               -
  Deferred
                    U.S. federal             -            -               -
                    U.S. state               -            -               -
                    Other                    -            -               -
                                         ------       ------          ------

                                             -            -               -
                                         ------       ------          ------
  Income Tax Expense                        (3)           -               -
                                         ------       ------          ------


The differences between the U.S. federal statutory tax rate and the Company's effective tax rate are as follows:


                                                Year Ended December 31
                                            2005        2004       2003
                                            ----        ----       ----

  U.S. federal statutory tax rate            34%          34%         34%
  Change in valuation allowance             (35)         (35)        (35)
  Other                                       1            1           1
                                            ----         ----         ---
  Consolidated Effective Tax Rate             - %          - %         - %
                                            ----         ----         ---

                            IWI Holding Limited
                    Notes to Consolidated Financial Statements

                    Years Ended December 31, 2005, 2004 and 2003

Note 8 - Income Taxes (Continued)

The components of deferred income taxes as of December 31, are as follows:

 (In Thousands)
                                                     2005            2004
                                                     ----            ----
     Deferred Tax Assets
              Net operating and capital loss
                carry forward                     $  2,951        $ 2,682
              Accounts receivable                      277            232
              Inventories                              488            464
              Property and equipment                   203            212
              Accrued expenses                          75              -
     Deferred Tax Liability
              Accrued expenses                           -           (155)
                                                    -------         ------
                                                     3,994          3,435
     Less:  Valuation allowance                     (3,838)        (3,279)
                                                    -------         -------

     Net Deferred Tax Asset                       $    156        $   156
                                                   ---------        -------


In accordance with the provisions of Internal Revenue Code Section 382, utilization of the company's net operating loss carry forward is estimated to be limited to approximately $111,000 per year because of a change in corporate ownership. However, because some of the net operating losses were incurred during part of fiscal year 1998 and all of 1999 when the Section 382 limitation did not apply, the company has approximately $6,200,000 of net operating loss carry forward available for immediate use as of December 31, 2005. Because of the Section 382 limitation, the portion of the company's total net operating loss carry forward that may be utilized through expiration is estimated to be approximately $7,600,000. This net operating loss carryforward will expire through 2023.
..



Note 9 - Supplemental Cash Flow Information

(In Thousands)                                    Year Ended December 31
                                             2005        2004       2003
                                             ----       -----       -----
         Cash paid for interest            $  409      $   334     $  297
                                           ------     --------     ---------

                               IWI Holding Limited
                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2005, 2004 and 2003

Note 10 - Employee Benefit Plan

The company sponsors a defined-contribution profit-sharing plan covering substantially all full-time employees who have completed one year of service. Company contributions to the plan are discretionary, determined by the Board of Directors and fully vest to employees upon completion of six years of service. The Company also has a voluntary 401(k) savings plan. Participants may contribute up to 15% of their compensation to this plan. The Company matching to this plan is discretionary and decided annually by the Board of Directors. Participant and employer-matched contributions to the plan are 100% vested. Company contributions to these plans were approximately $31,000, $30,000 and $61,000 in 2005, 2004 and 2003, respectively.


Note 11 - Significant Customers

The Company derived 44% and 12% of its net sales from two customers during 2005. The Company derived 44% and 18% of its net sales from two customers during 2004 and 36%, 20% and 12% from three customers in 2003. The receivable balances for significant customers were $5,817,000 and $7,439,000 as of December 31, 2005 and 2004, respectively.


Note 12 - Commitments and Contingencies

Litigation

The Company is a codefendant in a class action lawsuit brought by a stockholder in 1996 who alleges the Company misrepresented its financial position in interim financial statements. The original suit seeks damages in excess of $11 million. The Company has repeatedly disputed the stockholder's allegations and believes that they will ultimately prevail in the litigation. The parties reached an agreement in principal to settle the claim for a significantly lesser amount, which was accrued for in 1999. The settlement agreement is subject to court approval and the Company may decline to proceed with the agreement if a significant number of class members "opt out" of the settlement. As of December 31, 2005, there has been no response from counsel for the class action lawsuit or from the lead plaintiff.

                               IWI Holding Limited
                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2005, 2004 and 2003

Note 12 - Commitments and Contingencies  (Continued)

Operating Leases

Imperial is obligated under a lease on its operating facility, located in Westmont, Illinois for minimum rentals as well as real estate taxes and other operating expenses through January 2007.

The future minimum lease payments required under this lease as of December 31, 2005 are as follows:


         Year Ending December 31:
                                    2006            $  184,000
                                    2007                16,000
                                                   -----------
                                                    $  200,000

Rent expense included in the accompanying statements of operations amounted to $238,000, $221,000 and $187,000 for 2005, 2004 and 2003, respectively.

Employment Agreements

The Company has an employment agreement with an officer expiring on July 31, 2006. The agreement includes provisions for severance payments for the longer of one year or any period for which the employee is required not to compete.


The future minimum annual compensation payments as required under the agreement as of December 31, 2005 approximates $163,000.

                                                                    Schedule l

                               IWI Holding Limited
                  Condensed Financial Information of Registrant
                                 Balance Sheets
                           December 31, 2005 and 2004






                                     Assets
                                                               2005              2004
                                                               -----             ----


Cash                                                    $     1,000        $      1,000
Due from affiliate                                          500,000             500,000
Investments in wholly owned subsidiaries                    969,000           1,161,000
                                                          ----------          ---------

                  Total Assets                          $  1,470,000       $  1,662,000
                                                          ----------         -----------


                                    Stockholders' Equity

Preferred stock - $1 par value; authorized - 5,000,000
  shares; issued and outstanding - 3,644,880 shares      $ 3,644,880     $    3,644,880

Common stock - No par value; authorized - 10,000,000
  shares; issued and outstanding - 2,544,700 shares                -                  -

Additional paid-in capital                                12,446,120         12,446,120

Accumulated deficit                                      (14,621,000)       (14,429,000)
                                                         ------------        ------------

                                                     $     1,470,000      $   1,662,000
                                                         ------------        ------------


                           Statements of Income and Accumulated Deficit

                                                           2005                   2004
                                                          -----                  -----

Equity in net (loss) income of subsidiaries           $ (192,000)         $      231,000

Accumulated deficit, beginning of year               (14,429,000)            (14,660,000)
                                                     ------------            -------------

Accumulated deficit, end of year                    $(14,621,000)         $  (14,429,000)
                                                     ------------            -------------


Note 1 - Basis of Presentation

The Company's share of net (loss) income of its unconsolidated subsidiaries, all of which are wholly owned, is included in net income using the equity method. Parent-company-only financial statements should be read in conjunction with the Company's consolidated financial statements.




                                                                  Schedule ll

                               IWI Holding Limited
                        Valuation and Qualifying Accounts
                  Years Ended December 31, 2005, 2004 and 2003


                                                Additions     Additions
                                 Balance at     Charged to    Charged to                         Balance
                                 Beginning      Cost and      Other                              at End
          Description            of Period      Expenses      Accounts      Deduction           of Period


Year Ended December 31, 2003

   Allowance for
    Doubtful Accounts           $ 568,000       (32,000)           -         4,000(1)         $ 532,000

   Inventory Valuation
    Allowance                  $1,073,000       388,000            -       633,000 (2)         $828,000

   Deferred Income Tax
    Valuation Allowance        $3,612,000             -            -        15,000 (3)      $ 3,597,000

Year Ended December 31, 2004

   Allowance for
    Doubtful Accounts            $532,000       351,000            -       287,000  (1)       $ 596,000

   Inventory Valuation
    Allowance                    $828,000       308,000            -       187,000  (2)       $ 949,000

   Deferred Income Tax
    Valuation Allowance        $3,597,000             -            -       318,000  (3)     $ 3,279,000

Year Ended December 31, 2005

   Allowance for
     Doubtful Accounts           $596,000       116,000            -         2,000  (1)       $ 710,000

   Inventory Valuation
    Allowance                    $949,000       111,000            -        34,000(2)      $  1,026,000

   Deferred Income Tax
     Valuation Allowance       $3,279,000       559,000            -            -          $  3,838,000


(1) Write-off of uncollectible accounts (2) Inventory losses realized (3) Decreases in deferred tax assets