Form 20-F/A
period 2005-12-31
IWI HOLDING LTD
filed 2006-10-18
CIK 923168

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F/A
(Mark One)


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


     The change in net sales is primarily attributable to changes in volumes of goods delivered to our customers. While most of the goods which we sell are produced in China until July 21, 2005, the Renminbi (RMB) (the Chinese currency) was pegged to the U.S. dollar at the exchange rate of 8.28 RMB to US$1. Therefore, we were not impacted by foreign currency fluctuations. Since July 21, 2005 the value of the RMB is pegged to a basket of currencies. As a result, the RMB was immediately revalued to 8.11 RMB to US$1. Since July 21, 2005, the RMB has declined to approximately 8.00 RMB to US$1, or approximately 1.3% over the past year. Therefore, foreign currency fluctuation has had a minimal impact on the Company.

Year Ended December 31,2005 Compared to Year Ended December 31, 2004

     Net Sales. Net sales decreased approximately $1.9 million or 6.6% to $26.7 million in 2005 from $28.6 million in 2004. This decrease in net sales reflects a decrease in gross sales from the prior year of $3.4 million partially offset by a decrease in returns compared to 2004 of approximately $1.5 million. This decrease in 2005 revenues reflect a combination of decreased sales from the Company's two largest customers of approximately $5.9 million offset partially by the expansion of our customer base as well as increased sales to other existing customers. The change in net sale was nearly entirely made up of changes in unit volume . Only approximately 1.5% of the change is attributable to higher prices.

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

Trends

     The Company has expended significant efforts and expenses to diversify its customer base. Although this resulted in the addition of a number of new accounts, two customers still accounted for approximately 56% of our total sale in 2005. For 2006, we believe that these two accounts will total less than 50% of our total sales.

     Our sales are often driven by promotions or special events at our customers. The absence or inclusion of such events in any year can cause a significant swing in the sales volume to such customers. Generally, promotions or special event sales to our customers are at lower profit margins than sales in the ordinary course of business.

     During 2005, there was a significant spike in commodity prices, particularly gold and silver. While our customer agreements provide for a modification to the price of our goods sold, there is always a short delay before these price changes can be implemented. Accordingly, in periods of rising prices such as 2005, our margins were negatively impacted. However, in 2006, these commodity prices have declined considerably, which should positively impact our margins.

     Pricing in jewelry is substantially dependent on commodity prices such as gold, silver, diamonds, etc. When commodity prices rise, so do jewelry prices. When commodity prices fall, so do jewelry prices, although generally not as quickly as prices can rise.

     Because of the broadening of our customer base, sales are expected to increase in 2006. Our margins should remain relatively constant because of competitive conditions with large customer companies. Our inventories too, should remain relatively constant. Our inventories are principally affected by our sales, as well as returns and liquidation sales (generally sales of returned merchandise). While we expect an increase in sales which would increase our inventories, we also anticipate an increase in liquidation sales which would decrease our inventories.


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

The agreement contains certain reporting and financial covenants, which the Company is required to maintain. The credit agreement matures on June 1, 2007, or may be accelerated by the lender upon certain events as specified in the loan agreement. For the year-ended December 31, 2005 the Company was in compliance with all of the financial covenants except the debt service coverage ratio. This covenant was waived by the Bank for the year-ended December 31, 2005.


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

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

During the coming twelve months, the Company does not anticipate any significant capital expenditures. As a result, given the cash flow generated by current operations and the existing bank line of credit, the Company has sufficient working capital to cover its operations for the next twelve months. The following are its future contractual obligations:

                                              Payment due by Period
                                          Less than   1-3     3-5     More than
Contractual Obligations         Total      1 year     years   years   5 years
------------------------        -----     ---------   -----   ------  ----------
Operating Lease Obligations     200,000   184,000     16,000

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

                  None reportable.

ITEM 15. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures under the supervision of and with the participation of our Chief Executive Officer ("CEO") who is also our Chief Financial Officer ("CFO"). Based on this evaluation, our management, including our CEO / CFO, concluded that our disclosure controls and procedure were effective, that there have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation.


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


                      IWI HOLDING LIMITED


                      By:
                      s/Joseph K. Lau
                      Chairman,  President, Chief Financial Officer and Director

CERTIFICATIONS

I, Joseph K. Lau, certify that:

1. I have reviewed this annual report on Form 20-F of IWI Holding Limited:

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, is made known to me by others within those entities, particularly during the period in which this quarterly report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

         c) presented in this quarterly report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5. I have disclosed, based on my most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: October ___, 2006

By: /s/ Joseph K. Lau
Joseph K. Lau
Chief Executive Officer and Chief Financial Officer

 CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT
               TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Joseph K. Lau, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Form 20-F of IWI Holding Limited for the annual period ended December 31, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 10-KSB fairly presents in all material respects the financial condition and results of operations of Dragon Gold Resources, Inc.

By: /s/ Joseph K. Lau
----------------------------
Name: Joseph K. Lau
Title: Chief Executive Officer
& Chief Financial Officer

October __, 2006

                                       30





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

Inventories

Inventories, consisting nearly entirely of finished goods, are stated at the lower of first-in, first-out - (FIFO) cost or market. No costs other than purchased costs, freight or duties are capitalized in inventories.

As of December 31, 2005 and 2004, the inventory valuation reserve was $1,026,000 and $949,000 respectively. The Company recorded an expense of $131,000, $308,000 and $388,000 during 2005, 2004 and 2003, respectively, to adjust the inventory value to lower of cost or market and to provide for future liquidations.

Revenue Recognition

Revenue is recognized in the consolidated financial statements when materials are relieved from inventory and shipped directly FOB from from our facility in Westmont,Illinois. Nearly all freight expense is paid by the customer. Net sales are arrived at by deducting returns and discounts from gross sales. Returns are deducted from sales when received. In addition, allowances for future returns are provided based on historic experience and accepted customer returns.

Cost of sales

Cost of sales  consists  of the cost of  goods relieved from our inventory.

Depreciation

Machinery and equipment are stated at historical cost and depreciated primarily on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized over the shorter of useful life or the life of the lease. Useful lives range from three to ten years for machinery, equipment and leasehold improvements.

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of all operating expenses other than costs of goods purchased, inbound freight and interest. Such expenses
would  include  salary  and  wages,   commission,   rent,  travel,   cooperative
advertising and all other general operating expenses.

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

                               IWI Holding Limited
                   Notes to Consolidated Financial Statements

                  Years Ended December 31, 2005, 2004 and 2003

Note 4 - Credit Arrangements (Continued)

As of December 31, 2005, borrowings under this credit agreement were approximately $7.9 million. As of December 31,2005, maximum additional available borrowings under the line of credit were approximately $1.1 million, subject to certain borrowing base limitations. The Company was in compliance with all of the financial covenants during the year-ended December 31, 2005 except the debt service coverage ratio . This covenant was waived by the bank for the year-ended December 31, 2005.


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