Form 20-F
period 2006-12-31
IWI HOLDING LTD
filed 2007-07-11
CIK 923168

 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE    SECURITIES EXCHANGE ACT OF 1934 [Fee Required]

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES    EXCHANGE ACT OF 1934 [Fee Required]

For the Fiscal Year Ended December 31, 2006

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

        None
(Title of Class)

As of May 10, 2007 the Registrant had outstanding 2,554,700 shares of Common Stock and 3,644,880 shares of Preferred Stock.

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

Not applicable.

ITEM 3. KEY INFORMATION

Year Ended December 31,
	2002	2003	2004	2005	2006
Statement of Income Data:
Net sales	$25,802	$22,219	$28,554	$ 26,683	$28,944
Cost of sales	20,322	18,772	22,309	20,599	22,244
Gross profit	5,480	3,447	6,245	6,084	6,700
Operating expenses	4,990	5,052	5,665	5,815	5,884
Income (loss) from operations before the Restructuring Costs	490	(1,605)	580	269	816
Restructuring Costs	-	-	-	-	(378)
Other income (expense) - net	(248)	(299)	(349)	(458)	(562)
Income (loss) before income taxes	242	(1,904)	231	(189)	(124)
Income data:
Income (tax) benefit	36	-	-	(3)	(3)
Net income (loss)	$ 278	$ (1904)	$ 231	$ (192)	$ (127)
Net income (loss) per common share	$ .11	$ (.75)	$ .09	$ (.08)	$ (.05)
Cash distributions per common share	$ -	$ -	$ -	$ -	$ -
Weighted average number of common shares outstanding	2,554,700	2,554,700	2,554,700	2,554,700	2,554,700
	Year Ended December 31,
	2002	2003	2004	2005	2006
Balance Sheet Data:
Working capital	$3,010	$ 1,233	$ 1,528	$ 1,342	$ 1,225
Total assets	14,255	15,327	17,466	18,540	19,352
Long-term debt	0	0	0	0	0
Shareholders’ equity	3,335	1,431	1,662	1,470	1,343

SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands, except share data)

Risk Factors

The nature of the business and industry that the Company operates is very seasonal. This seasonality combined with customer sales concentration and the reliance of consumers using their discretionary disposable income on fashion related products within current economic conditions compounded by the increase in cost of the gold component of our product presents a potential risk that continued growth may be impacted.

The majority of the products that the Company sells are imported from the Peoples Republic of China (“PRC”) and Hong Kong and as such reliance on non restrictive trading agreements between the United States of America and these countries is critical.

ITEM 4.   INFORMATION ON THE COMPANY

General

IWI Holding Limited (“Company”) was incorporated in the British Virgin Islands on February 22, 1993. The Company, through its wholly-owned subsidiary, Imperial World, Inc. (“Imperial”), incorporated in the State of Illinois, is engaged in the design, assembly, merchandising and wholesale distribution of jewelry. The Company provides a broad range of fashionable jewelry targeted at consumers who seek fine jewelry at moderate prices for every day wear. These customers are likely to purchase jewelry at frequent intervals as fashions and styles change. The majority of the Company’s U.S. sales are under the trade name of “World Pacific Jewelry.” Customers of the Company are principally large retail establishments with jewelry departments and mass media marketers.

Products and Pricing

The Company’s principal products are fine jewelry of rings, earrings, pendants, bracelets and necklaces, made of 10, 14 and 18 karat gold, set with diamonds, precious or semi-precious stones. In addition, the Company is also a major supplier of pearl products in the industry. The Company’s products are currently sold in over 7,000 retail outlets. For the majority of products, the average wholesale price is approximately $75 with the prices ranging from approximately $20 to $500.

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

Customers

The Company’s customers consist of jewelry retail stores, mass merchandisers, such as Wal-Mart Stores, Inc., department stores, such as J.C. Penney Company, Inc., national jewelry chains, catalog showrooms and various specialty markets to include television and internet outlets. The Company derived approximately 32%, 11% and 10% of its net sales from three customers during 2006. The Company has no long-term contracts with any customers; however, the core of each of its large volume purchasers had been customers for at least five years. The following table sets forth the approximate percentage of net sales for the major markets for the periods indicated.

	Year Ended December 31,
	2004	2005	2006
Jewelry retail stores	0.3%	0.3%	0.2%
Specialty markets	12.3	20.8	26.1
Mass merchandisers	16.9	9.2	11.8
Department stores	50.8	46.5	46.5
National jewelry chains	17.5	22.4	14.5
Catalog showrooms	2.2	0.8	0.9
Total	100.0%	100.0%	100.0%

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

The following table sets forth the Company’s unaudited net sales for the periods indicated (dollar amounts are in thousands):

	Year Ended December 31,
	2004		2005		2006
	Amount	%	Amount	%	Amount	%
First Quarter	$ 5,058	17.7	$ 5,707	21.4	$ 5,285	18.3
Second Quarter	5,494	19.3	4,972	18.6	6,759	23.3
Third Quarter	6,628	23.2	5,137	19.3	6,573	22.7
Fourth Quarter	11,374	39.8	10,867	40.7	10,327	34.7
Total	$28,554	100.0	$26,683	100.0	$28,944	100.0

Purchasing

The Company imports most of its jewelry from the People’s Republic of China (“PRC”) and Hong Kong. Approximately 10% of the Company’s products are sourced in the U.S. Fresh water and cultured pearls are imported from the PRC and Hong Kong. The pearls are assembled by and for the Company primarily overseas with limited assembly at the Company’s location into various pearl jewelry products. The Company purchases jewelry from a number of suppliers based on quality, pricing and available quantities.

Although purchases of material are made from a relatively small number of suppliers, the Company believes there are numerous alternative sources for all materials, and that the failure of any principal supplier would not have a material adverse effect on operations or the Company’s financial condition. The Company believes it has good relations with its suppliers, most of whom have supplied the Company for many years. The Company has not experienced any difficulty in securing product.

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

Property, Plants and Equipment

The Company maintains its registered offices in the BVI; the Company leases approximately 13,000 square feet of space for operations and pearl assembly in Westmont, Illinois. The Company has been at its current location since November 1993. In February 2007, the Company amended its lease reducing its space needs to approximately 7,500 square feet. The facility, which provides state of the art security, was designed to maximize the efficiency of the Company’s current operations and to provide for the Company’s anticipated growth.

Legal Proceedings

In September 1996, Robert J. Rosen filed a class action lawsuit in the Supreme Court in the state of New York alleging claims of fraudulent misrepresentations by IWI Holding Limited and some Company officers, accountants and lawyers in connection with the Company’s initial public offering on December 16, 1994, and in connection with the dissemination of financial data thereafter. The Plaintiff claims damages on behalf of the class in excess of $11,000,000, which allegedly resulted from a decline of the market value of the Company’s common stock after the initial public offering.

The parties reached an agreement in principle to settle the claim for a significantly lesser amount, which was accrued as of December 31, 1999. The settlement agreement is subject to court approval and the Company may decline to proceed with the agreement if a significant number of class members “opt out” of the settlement. As of April 30, 2007 there has been no response from counsel for the class action lawsuit or from the lead counsel.

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

	2004			2005			2006
	Amount	% Sales	% Change	Amount	% Sales	% Change	Amount	% Sales	% Change
Net sales	$28,554	100.0	28.5	$26,683	100.0	(6.6)	$28,944	100.0	8.5
Gross profit	6,245	21.9	81.2	6,084	22.8	(2.6)	6,700	23.1	10.1
Operating expenses	5,665	19.9	12.1	5,815	21.8	2.7	5,884	20.3	1.2
Income (Loss) from oper.	580	2.0	n/a	269	1.0	n/a	816	2.8	n/a
Restructuring Costs	-	-	-	-	-	-	-	(378)	(1.3)
Other income (expense)	(349)	(1.2)	(16.7)	(458)	(1.7)	(31.2)	(562)	(1.9)	(22.7)
(Loss) Income before income taxes	231	0.8	n/a	(189)	(0.7)	n/a	(124)	(0.4)	n/a
Income tax benefit	-	-	n/a	(3)	-	n/a	(3)	-	n/a
Net (Loss) income	231	0.8	n/a	(192)	(0.7)	n/a	(127)	(0.4)	n/a
Net (Loss) income per common share		$ 0.09			$(0.08)			$(0.05)
Weighted average number of shares outstanding		2,555			2,555			2,555

The Company’s sales are generated through the wholesaling of jewelry products to the following groups:

	2002	2003	2004	2005	2006
Jewelry retail stores	1.1%	0.6%	0.3%	0.3%	0.2%
Specialty markets	28.8	28.5	12.3	20.8	26.1
Mass merchandisers	27.9	12.7	16.9	9.2	11.8
Department stores	26.6	39.5	50.8	46.5	46.5
National jewelry chains	12.5	16.3	17.5	22.4	14.5
Catalog showrooms	3.1	2.4	2.2	0.8	0.9
Total	100.0%	100.0%	100.0%	100.0%	100.0%

The changes in net sales are primarily attributable to changes in values of goods delivered to customers. Most of the goods which we sell are produced in China. Until July 21, 2005, the Renminbi (RMB) (Chinese currency) was pegged to the U.S. dollar at the exchange rate of 8.28 RMB to US$1. Therefore, we were not impacted by foreign currency fluctuations. Since July 21, 2005 the value of the RMB is pegged to a basket of currencies. As a result, the RMB was immediately revalued to 8.11 RMB to US$1. Since July 21, 2005, the RMB has declined to approximately 7.71 to US$1, or approximately 4.5% through April 2007. Therefore, foreign currency fluctuation has had a minimal impact on the Company.

Year Ended December 31,2006 Compared to Year Ended December 31, 2005

Net Sales. Net sales increased approximately $2.3 million or 8.5% to $28.9 million in 2006 from $26.7 million in 2005. This increase in net sales reflects an increase in gross sales from the prior year of $3.3 million partially offset by an increase in returns compared to 2005 of approximately $1.0 million. This increase in 2006 revenues reflect a combination of the expansion of our customer base as well as increased sales to other existing customers offset by decreased sales from the Company’s largest customer of approximately $2.2 million.

Gross Profit. Gross profit increased $616,000 or 10.1% to $6.7 million in 2006 from $6.1 million in 2005. Gross margins improved slightly in 2006 to 23.15% vs. 22.80% in 2005; an improvement of .35%. This improvement in overall gross margins was in part due to continued emphasis placed on the profitability of each product sold and increased standard profit levels implemented.

Income from Operations. Income from operations was $816,000 in 2006 compared to $269,000 in 2005, representing an increase from the prior year of $547,000. Operating expenses increased $69,000 and primarily reflects increased salary and related costs.

Restructuring Costs. The Company incurred costs associated with restructuring of approximately $378,000. The Company began restructuring its operations late in the 2nd quarter and early 3rd quarter. These costs comprised severance costs associated with the elimination of 14 employees or approximately 25% of total employees, start up costs to integrate the operations and systems which were outsourced to China with the operations and systems in the U.S. net of labor savings generated. Most of the functions outsourced overseas were production related and includes in part boxing, tagging and packaging of the product as well as certain other clerical data entry.

Other Income (Expense). Other expenses representing interest costs increased $128,000 to $586,000 from $458,000 in 2006 representing a combination of increased borrowings and increased interest rates experienced in 2005. This was partially offset by the gain recorded from the sale of an unused trademark of approximately $25,000.

Net Loss. The net loss for 2006 totaled $127,000 a change of $65,000 compared to the net loss reported in 2005 of $192,000.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Sales. Net sales decreased approximately $1.9 million or 6.6% to $26.7 million in 2005 from $28.6 million in 2004. This decrease in net sales reflects a decrease in gross sales from the prior year of $3.4 million partially offset by a decrease in returns compared to 2004 of approximately $1.5 million. This decrease in 2005 revenues reflect a combination of decreased sales from the Company’s two largest customers of approximately $5.9 million offset partially by the expansion of our customer base as well as increased sales to other existing customers.

Gross Profit. Gross profit decreased $161,000 or 2.6% to $6.1 million in 2005 from $6.2 million in 2004. Gross margins improved slightly in 2005 to 22.80% vs. 21.87%in 2004; an improvement of .93%. This improvement in overall gross margins was in part due to continued emphasis placed on the profitability of each product sold and increased standard profit levels implemented.

Income from Operations. Income from operations was $269,000 in 2005 compared to $580,000 in 2004, representing a decrease from the prior year of $311,000. Operating expenses increased $150,000 and primarily reflects increased salary and related costs as salaries that had been rolled back in 2004 were reinstated in 2005.

Other Income (Expense). Other expenses representing interest costs increased $109,000 to $458,000 from $349,000 in 2005 representing a combination of increased borrowings and increased interest rates experienced in 2005.

Net Loss. The net loss for 2005 totaled $192,000 a change of $423,000 compared to the net income reported in 2004 of $231,000.

Analysis of Financial Position, Liquidity and Capital Resources

The Company’s primary liquidity needs are to fund accounts receivable and inventories. The Company has historically financed its working capital requirements through a combination of internally generated cash and short-term borrowings under bank lines of credit. The Company’s working capital at December 31, 2006 was $1.2 million as compared to $1.3 million at December 31, 2005.

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

Under this borrowing facility, interest is calculated at 0.25% over prime with respect to the revolving loan. In addition, an unused commitment fee is assessed at a rate of 0.25% representing the difference between the maximum revolving loan and average daily outstanding balance. An officer of the Company has agreed to personally guarantee up to $3,500,000 of the borrowing.

The agreement contains certain reporting and financial covenants, which the Company is required to maintain. The credit agreement matures on June 1, 2007, or may be accelerated by the lender upon certain events as specified in the loan agreement.

The Company did not meet certain financial covenants as of September 30, 2006 and continues to be out of compliance regarding certain financial covenants primarily the minimum income requirement. As a result the financial institution has placed the Company under a forbearance agreement. Under this forbearance agreement, the Company’s borrowing ability as it relates to inventory has been decreased by approximately $250,000 as of February 1, 2007 and further reductions of approximately $250,000 on each of April 1, 2007 and May 1, 2007. Further, the Company’s borrowing is capped as it relates to inventory to a maximum of $2,000,000. In addition, the financial institution has increased the interest rate on the borrowing facility to 4% over the bank’s prime rate with respect to the revolving loan. The current forbearance agreement expires on May 31, 2007. The Company is confident that if new financing is not secured by this date, that the present financial institution will renew or extend the present forbearance agreement.

The following table summarizes cash provided by (used in) the Company’s business activities for the past three years (dollar amounts are in thousands):

	2004	2005	2006
Operating activities	$ (601)	$(2,385)	$ (92)
Investing activities	(2)	(12)	(5)
Financing activities	604	2,535	60
Increase (decrease) in cash	1	138	(37)

Operating Activities. The net cash used in 2006 was principally due to the increase in trade and affiliated accounts payable of $1.0 million and increases in inventories of $1.1 million offset partially by lower accounts receivable levels of $0.2 million as of December 31, 2006.
Investing Activities. Cash uses in 2006 were minimal and reflect the upgrade of our computer and related systems.

Financing Activities. During 2006, the Company decreased the amounts outstanding under its line of credit by $0.2 million to $7.7 million at December 31, 2006. Notes payable others increased by $270,000.

During the coming twelve months, the Company does not anticipate any significant capital expenditures. Expenditures relating to leasehold improvements associated with the build out of the new lease is expected to be in the range of $100,000. Given the cash flow generated by current operations and the existing bank line of credit, the Company has sufficient working capital to cover its operations for the next twelve months. The following are its future contractual obligations:

		Payments due by Period
		Less than	1-3	4-5	More than
Contractual Obligations	Total	1 year	Years	Years	5 years

Operating Lease Obligations	$822,000	$111,000	$303,000	$217,000	$191,000
Overseas Housing Rental	45,000	34,000	11,000	-	-
Total	$867,000	$145,000	$314,000	$217,000	$191,000

Inflation

Inflation has historically not had a material effect on the Company’s operations. When the price of gold or precious stones has increased, these costs historically have been passed on to the customer, quarterly in arrears. Furthermore, because the Company does not have either long-term supply contracts or long-term contracts with customers, prices are quoted based on the prevailing prices for semi-precious gemstones or metals. Accordingly, the Company does not believe inflation will have a material effect on its future operations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table sets forth certain information as of the date hereof with respect to the directors and executive officers of the Company.

Name	Age	Position
Joseph K. Lau	59	Chairman of the Board of Directors: President of IWI Holding Limited, Principal Financial Officer and Secretary
Richard J. Mick	66	Sr. Vice President - Sales and Director
Connie S. Yui	56	Inventory Manager and Director
Joseph A. Benjamin	64	Director
Samuel H. Lou	53	Director

Each director is serving a one-year term that expires after the next annual meeting of the Company’s shareholders, or until their successors are elected and qualified. Executive officers of the Company are elected by, and serve at the discretion of, the Board of Directors.

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

Compensation of Directors and Officers

The aggregate cash compensation paid by the Company to all directors and officers as a group during 2006 was approximately $637,000. Due to an extensive travel schedule, one of the officers of the Company resides in New York. Because of this, the Company also provides locally an apartment and related costs of approximately $13,000 for this individual in lieu of motel accommodations and incurs an estimated $9,000 a year in airfare costs.

Certain officers of the Company will be entitled to bonuses from the Company based on performance criteria to be established by the Compensation Committee of the Board of Directors of the Company. Additionally, in December, 1993, the Company adopted a Stock Option Plan (the “Option Plan”) to assist the Company and its subsidiaries in retaining the service of current employees, motivating selected key management personnel, and attracting new management by providing the opportunity for such personnel to acquire a proprietary interest in the Company and thereby share in its growth and success. Participation in the Option Plan and the granting of options under the Option Plan are made by the Compensation Committee of the Board of Directors, subject to ratification by the Board. Pursuant to the Option Plan, a total of 150,000 shares of Common Stock are reserved for issuance. The Option Plan requires that the exercise price of the option be the fair market value of the Company’s stock on the date of the grant of the option but not less than $8.50 per share. The fair market value for purposes of the Option Plan is for so long as Common Stock is quoted on the OTCBB, the final closing sales price per share on the date of the grant. The exercise price with respect to any option must be paid in cash. As of the date hereof, there are no options to purchase shares of Common Stock outstanding under the Option Plan.

The Company, during 1995, also adopted a Non-Qualified Stock Option Plan (the “Non-Qualified Plan.”) A total of 600,000 shares are reserved for issuance under the Non-Qualified Plan. The Non-Qualified Stock Option Plan provides for the granting of options and stock appreciation rights to non-employee directors, key management employees and consultants and is administered by the Compensation Committee. The terms of any options and/or stock appreciation rights granted under the Non-Qualified Plan shall be determined by the Compensation Committee provided that options may not be exercisable for a term longer than ten years and may not be exercisable at a price less than the stated value of the Common Stock. No options or stock appreciation rights have been granted under the Non-Qualified Stock Option Plan. This plan expired in 2005.

In addition, the Company maintains a defined contribution plan which has both a profit sharing feature and a 401(k) savings feature (the “Plan.”) Under the profit sharing portion of the Plan, contributions are an amount determined by the Company’s Board of Directors. Subject to certain limitations required by law, the Company’s contribution is allocated to each participant who is employed by the Company at the end of the Plan year in the proportion that the total compensation paid by the Company to each participant bears to the aggregate compensation paid by the Company to all participants during such Plan year. Under the 401(k) savings feature, eligible employees may elect, subject to certain limitations required by law, to defer payment of up to 15% of their compensation. The Plan provides that if an employee defers payment, the Company will contribute 25% of the first 6% of compensation deferred, by making a cash payment to the Plan on behalf of such participant. Contributions by the Company to the profit sharing feature of the plan, and earnings thereon, vest based on the participant’s years of service with the Company, vesting 20% per year after one year of service and being fully vested after six years of service. Employee contributions are always 100% vested. Contributions by the Company to the 401(k) savings feature vest on the employees first day of employment. All contributions vest, regardless of years of service, upon termination of employment by reason of death of disability, attainment of age 62 or the termination of the Plan. After termination of employment, an employee is entitled to receive the distribution of his or her entire vested interest in the Plan in a lump sum, in installments for a specific period of time, or an annuity for life. The amounts held under the Plan are invested according to the instructions of the participant in investment funds designated by the plan administrator. The Company made contributions to the Plan during 2006, 2005 and 2004 of approximately $29,000, $31,000 and $30,000, respectively.

Employment Contracts

The Company has an employment contract with Joseph K. Lau which was renewed for a five-year period expiring on July 31, 2011. The agreement calls for a base salary of $280,000 per year with an automatic salary increase of 5 percent (5%) if the Company reports a minimum of $100,000 pretax income. If the required minimum pretax income is not attained the salary level remains the same. The agreement also provides for a bonus of 5 percent (5%) of the Company’s pretax profit. The agreement includes provisions for severance payments for the greater of one half (1/2) of the compensation earned under this agreement for the remaining term of this agreement or severance pay equal to one year’s base salary or any period for which the employee is required not to compete.

Committees and Attendance of the Board of Directors Meetings

During the year ended December 31, 2006, the Board of Directors held two formal meetings. The Audit Committee held four meetings and the Compensation Committee held two meetings. Each director attended all of the meetings of the Board of Directors. The Audit and Compensation Committees were attended by all members. The members of the Audit Committee are Messrs. Benjamin and Lou. The members of the Compensation Committee are Messrs. Lau, Benjamin and Lou.

Employees

As of December 31, 2006, the Company had 33 permanent employees, including 2 executive officers, 8 persons in sales and merchandising, 16 persons in operations, and 7 persons in administrative and support functions. None of the employees is governed by a collective bargaining agreement and the Company considers its relations with its employees to be satisfactory. As of May 1, 2007, the Company had 36 employees, including 2 executive officers, 8 persons in sales and merchandising, 18 persons in operations, and 8 persons in administrative and support functions. The Company supports its operations by the use of seasonal or part time employees. As of December 31, 2006 and May 1, 2007 the Company employed 8 and 3 seasonal employees, respectively.

Share Ownership

Share ownership of Directors and Officers is illustrated in Item 7.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Share ownership of major shareholders, Directors and Officers

The following table is furnished as of May 10, 2007, to indicate beneficial ownership of shares of the Company’s Common Stock and Preferred Stock by (1) each shareholder of the Company who is known by the Company to be a beneficial owner of more than 10% of the Company’s Common Stock or Preferred Stock and (2) all officers and directors of the Company as a group. The information in the following table was provided by such persons.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Title of Class	Percent of Class	Percent of Voting Power
Bamberg Company Ltd.	918,750	Common	35.96%	20.99%
Bamberg Company Ltd	3,644,880	Preferred	100.00%	41.64%
Joseph K. Lau	15,000	Common	0.59%	0.34%
Richard J. Mick	117,500	Common	4.60%	2.68%
Joseph A. Benjamin	10,000	Common	0.39%	0.23%
All executive officers and directors As a group (3 persons)	142,500	Common	5.58%	3.26%

Compliance with Section 16(a) of Exchange Act

Under the securities laws of the United States, the Company’s Directors, its executive officers, and any persons holding more than ten percent of the Company’s common stock are required to report their initial ownership of the Company’s common stock and any subsequent changes in ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established and the Company is required to disclose in this Form 20F any failure to file by these dates during 2006. All of the filing requirements were satisfied on a timely basis in 2006. In making these disclosures, the Company has relied solely on written statements of its directors, executive officers and shareholders and copies of the reports that were filed with the Commission.

Related Party Transactions

All transactions between the Company, its officers, directors, principal shareholder or affiliates, whether presently existing are, or in the future will be, in the belief of management, on terms no less favorable to the Company than may be obtained from unaffiliated third parties.

Since 1998, some of the Company’s products were purchased from a manufacturer in Hong Kong, which is managed by a relative of an officer of the Company. For the years ended December 31, 2006, 2005 and 2004, the Company’s purchases from this manufacturer were approximately $232,000, $3,284,000, and $7,887,000 respectively. The Company no longer purchases products from this manufacturer.

Beginning in October 2005 the Company began purchasing products from another manufacturer in Hong Kong, which is owned and managed by a relative of an officer of the Company. Purchases from this company in 2006 and 2005 were approximately $3,710,000 and $521,000, respectively.

The Company uses an outside company to provide product quality review at the point of manufacturing in Hong Kong and China. This company is owned and managed by a relative of an officer of the Company. Services and product provided by this company were $137,000 and $66,000 in 2006 and 2005, respectively.

The Company uses an outside company to route gold components from suppliers in the U.S. to manufacturers in Hong Kong and China. This company also provides on a limited basis some product to the Company. This company is owned and managed by a relative of an officer of the Company. Services and product provided by this company were approximately $140,000 and $18,000 in 2006 and 2005, respectively.

The Company purchases some of its gift boxes from a supplier in Hong Kong, which is part owned or controlled by a relative of an officer of the Company. Services and product supplied by this company were approximately $192,000, $234,000 and $149,000 in 2006, 2005, and 2004, respectively.

The Company uses outside entities to pursue most of its sales, because it has proven to be both effective and economical. The majority stakeholder of the primary outside sales entity is a family member of an officer of the Company. All negotiations of pricing, compensation, contracts or any other matters involving this entity are conducted by persons other than the related party officer. Commission expense of the Company associated with this entity for the years 2006, 2005 and 2004 were $522,000, $619,000 and $688,000, respectively. Selling expenses such as salaries, travel, entertainment etc. are borne directly by the sales entity.

ITEM 8. FINANCIAL INFORMATION

Reference is made to the index to Consolidated Financial Statements of the Company, and notes thereto, appearing under Item 19 below, together with the report of Spector & Wong, LLP thereon.

ITEM 9. THE OFFER AND LISTING

There is no non-U.S. trading market for the Common Stock of the Company. Within the United States, the Company’s Common Stock is traded in the over-the-counter market. The Company’s Common Stock is quoted on the OTCBB under the symbol “IWIHF.”

The following table sets forth the high and low bid price per share for the Company’s Common Stock for each quarterly period for the past two years.

	2006		2005
	High	Low	High	Low
First Quarter	$.100	$ .070	$.080	$.080
Second Quarter	.090	.060	.100	.070
Third Quarter	.070	.060	.120	.070
Fourth Quarter	.115	.060	.100	.070

The following table sets forth the high and low bid price per share for the Company’s Common Stock for each month for the past six months.

		High	Low
2006	November	$.060	$ .060
	December	.115	.060

2007	January	$.090	$ .090
	February	.090	.060
	March	.060	.060
	April	.060	.060

The quotations reflect inter-dealer prices without mark-up, mark-down or commission and may not represent actual transactions.

At May 10, 2007, the bid price of the Common Stock was $.06.

As of May 10, 2007, there were approximately 250 beneficial holders of the Common Stock of the Company, nearly all of which are believed to be in the United States.

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

Exchange Controls

The Company is not subject to any governmental laws, decrees or regulations in the BVI which restrict the export or import of capital, including any foreign exchange controls, or which affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s Common Stock.

Additionally, neither the laws of the BVI nor the Company’s Charter impose any limitations on the right of non-resident foreign owners to hold or vote the Common Stock of the Company.

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

Since the Company imports the majority of the product it sells from China any significant change or restrictions implemented in the exportation or importation laws and procedures between China and the U.S. could have a detrimental impact on future operations and earnings.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None reportable.

ITEM 15. MANAGEMENTS ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined by SEC rules adopted under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals. It consists of policies and procedures that:

A) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
B) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors: and
C) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), we made an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006. Based on our evaluation, we concluded that our internal control over financial reporting was effective as of December 31, 2006.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that it has at least one financial expert serving on its Audit Committee. This individual is Joseph A. Benjamin who has served as a Director of the Company since December, 1997. Mr. Benjamin is a CPA and is the Managing Partner of Benjamin & Birkenstein, P.C., a business and tax consulting firm in Chicago, Illinois.

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics for the Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fee

The aggregate fees paid relating to the audit of the Company's annual financial statements for the years ended December 31, 2006 and 2005 were $104,847 and $79,837, respectively.

All Other Fees

The aggregate fees paid for other accounting services, primarily audit related, for the years ended December 31, 2006 and 2005 were $10,531 and $0, respectively.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

(1) All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a) Exhibits

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
10.13* Settlement Agreement with Bruce W. Anderson
10.14* Amended Lease Agreement
10.15* DACO Sales Agreement
10.16* Employment Contract with Joseph K. Lau
10.17* Code of Ethics

*Previously Filed

(1) Incorporated by reference to the Company’s Report on Form 6-K for the month of
February, 1995.
(2) Incorporated by reference to the Company’s Registration Statement on Form F-1
(File No. 33-78904) declared effective December 13, 1994.
(3) Incorporated by reference to the Company’s Report on Form 6-K for the month of August,  1995.
(4) Incorporated by reference to the Company’s Form 20-F for the year-ended December 31, 1995.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

IWI HOLDING LIMITED

Date: June 7, 2007    By:
s/Joseph K. Lau
Chairman, President and Director

Certifications

Certification by Joseph K. Lau
Pursuant to Securities Exchange Act Rule 13a-14(a)

I, Joseph K Lau, certify that:

1. I have reviewed this annual report on Form 20-F of IWI Holding, Limited:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report:

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4. The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure control and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles:
(c) Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this  report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end  of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5. The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of Company’s board of directors (or persons performing the equivalent function);
(a) All significant deficiencies and material weaknesses in the design or operation of internal controls  over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information: and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: June 7, 2007
By: /s/ Joseph K. Lau

Chairman, President and Director

For purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, Joseph K. Lau, the Chief executive officer of IWI Holding Limited (the “Company”), hereby certifies that, to his knowledge:
(i) the Annual Report on Form 20-F of the Company for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 7, 2007     By: /s/ Joseph K. Lau
Chairman, President and Director

Certifications

Certification by Kenneth S. Rich
Pursuant to Securities Exchange Act Rule 13a-14(a)

I, Kenneth S. Rich, certify that:

1. I have reviewed this annual report on Form 20-F of IWI Holding, Limited:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report:

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4. The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure control and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles:
(c) Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5. The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of Company’s board of directors (or persons performing the equivalent function);
(a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information: and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: June 7, 2007
By: /s/ Kenneth S. Rich           Controller

For purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, Kenneth S. Rich, the Controller of IWI Holding Limited (the “Company”), hereby certifies that, to his knowledge:
(i) the Annual Report on Form 20-F of the Company for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Report”) fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 7, 2007     By: /s/ Kenneth S. Rich
Controller

IWI HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR’S REPORT

Years Ended December 31, 2006, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and
Stockholders of IWI Holding Limited
Westmont, Illinois

We have audited the accompanying consolidated balance sheets of IWI Holding Limited as of December 31, 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of IWI Holdings Limited as of December 31, 2005, were audited by other auditors whose report dated April 17, 2006, expressed an unqualified opinion on the statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IWI Holding Limited as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. In addition, the information set forth in schedules listed in the index at item 19(a) is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

s/Spector & Wong, LLP
Pasadena, California
June 7, 2007

Exhibit A
IWI Holding Limited
Consolidated Balance Sheets
(In Thousands, Except Share Data)

      December 31, 2006 and 2005

Assets	2006	2005
Current Assets
Cash	$ 102	$ 139
Accounts receivable, less allowance for doubtful accounts of $551 in 2006 and $710 in 2005	9,071	9,336
Inventories	9,771	8,676
Deferred income taxes	156	156
Prepaid expenses	134	105
Total Current Assets	19,234	18,412
Leasehold Improvements, Machinery and Equipment	2,983	2,978
Less accumulated depreciation	(2,865)	(2,850)
Property and Equipment, Net	118	128
Total Assets	$ 19,352	$ 18,540

Liabilities and Stockholders’ Equity	2006	2005
Current Liabilities
Line of credit	$ 7,704	$ 7,913
Notes payable
Employees, related parties	294	294
Other	922	653
Accounts payable - Trade	6,117	5,272
Accounts payable to affiliated companies	1,573	1,418
Accrued liabilities	1,399	1,520
Total Current Liabilities	18,009	17,070

Stockholders’ Equity (Deficit)
Preferred stock - $1 par value; authorized 5,000,000 shares; issued and outstanding 3,644,880 shares	3,645	3,645
Common stock No par value; authorized 10,000,000 shares; issued and outstanding 2,554,700 shares	-
Additional paid-in capital	12,446	12,446
Accumulated deficit	(14,748)	(14,621)
Total Stockholders’ Equity	1,343	1,470

Total Liabilities & Stockholders’ Equity	$19,352	$ 18,540

See notes to consolidated financial statements

Exhibit B
IWI Holding Limited
Consolidated Statements of Operations
(In Thousands, Except Share Data)

Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Net Sales	$ 28,944	$ 26,683	$ 28,554
Cost of Sales	22,244	20,599	23,309
Gross Profit	6,700	6,084	6,245
Selling, General and Administrative Expenses	5,884	5,815	5,665
Income (Loss) from Operations	816	269	580
Interest Expense	(586)	(458)	(349)
Restructuring Cost	(378)	-	-
Other Income	24	-	-
(Loss) Income Before Income Taxes	(124)	(189)	231
Income Tax Expense	(3)	(3)	-
Net (Loss) Income	$ (127)	$ (192)	$ 231
Net (Loss) Income per Common Share	$ (0.05)	$ (0.08)	$ 0.09
Weighted-Average Number of Common Shares Outstanding	2,554,700	2,554,700	2,554,700

See notes to consolidated financial statements

Exhibit C

IWI Holding Limited
Consolidated Statements of Stockholders’ Equity
(In Thousands, Except Share Data)

Years Ended December 31, 2006, 2005 and 2004

	Preferred Stock		Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2004	3,644,880	$3,645	2,554,700	$ -	$12,446	$(14,660)	$1,431
Net Income	-	-	-	-	231	231
Balance, December 31, 2004	3,644,880	3,645	2,554,700	-	12,446	(14,429)	1,662
Net Loss	-	-	-	-	-	(192)	(192)
Balance, December 31, 2005	3,644,880	3,645	2,554,700	-	12,446	(14,621)	1,470
Net Loss	-	-	-	-	-	(127)	(127)
Balance, December 31, 2006	3,644,880	$3,645	2,554,700	$ -	$12,446	$(14,748)	$1,343

See notes to consolidated financial statements

Exhibit D
IWI Holding Limited
Consolidated Statements of Cash Flows
(In Thousands)

 Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash Flows from Operating Activities
Net (loss) income	$ (127)	$ (192)	$ 231
Adjustments to reconcile net (loss) to income net cash used in operating activities Depreciation and amortization	15	18	66
Provision for doubtful accounts	33	116	351
(Increase) decrease in Accounts receivable	232	(1,738)	(2,508)
Inventories	(1,095)	622	(63)
Prepaid expenses	(29)	58	18
Increase (decrease) in Accounts payable - Trade	845	(622)	1,491
Accounts payable to affiliated companies	155	(667)	(483)
Accrued liabilities	(121)	20	296
Net Cash Used in Operating Activities	(92)	(2,385)	(601)

Net Cash Used in Investing Activities
Purchases of property and equipment	(5)	(12)	(2)
Net Cash Used in Investing Activities	(5)	(12)	(2)
Cash Flows from Financing Activities
Checks issued in excess of Funds on deposit	-	-	(24)
(Payments on) borrowings from notes payable Employees	-	(21)	(20)
Other	269	226	-
Borrowings from line of credit, net	(209)	2,330	333
Net Cash Provided by Financing Activities	60	2,535	604
Net Increase (Decrease) in Cash	(37)	138	1
Cash, Beginning of Year	139	1	-
Cash, End of Year	$ 102	$ 139	$ 1

See notes to consolidated financial statements

IWI Holding Limited
Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

Note 1 - Description of Business and Acquisitions

IWI Holding Limited (“Holding”) was incorporated in the British Virgin Islands on February 22, 1993. Holding and its wholly owned subsidiary (together, the “Company”) import, assemble, and distribute wholesale fine jewelry. The Company also imports pearls for assembly and resale through its wholly owned subsidiary, Imperial World, Inc. (“Imperial”).

Note 2 - Status of Operations

The Company during 2006 was successful in its effort to diversify its customer base thereby reducing its reliance on two to three major customers. The diversification effort was successful in 2006 as the Company added three customers to its customer base accounting for sales in excess of $5 million. These new customers have significant upside potential. The increase was offset in part by lower sales from other customers. Overall net sales reported in 2006 increased $ 2,261,000 or 8.5% compared to one year ago. Moving forward in 2007 the Company expects its core major customers to increase its sales from 2006 levels and continue the expansion of its customer base.

Gross margins for the Company increased 0.3% to 23.1% in 2006 from 22.8% experienced in 2005. Gross profit increased $616,000 compared to 2005 levels. Excluding the effect of consignment and liquidation sales for 2006 and 2005 gross profit increased $651,000. Gross margin excluding the effect of consignment and liquidation sales increased 0.8% from 25.1% in 2005 to 25.9% in 2006. This change in overall gross margins was in part due to a change in the mix of sales by customer. Continued emphasis is placed on the profitability of each product sold and standard profit levels implemented.

Income from operations in 2006 was $816,000 an improvement of $547,000 from 2005 levels of $269,000. During 2006 the Company incurred costs associated with restructuring of approximately $378,000. The Company began restructuring its operations late in the 2nd quarter and early 3rd quarter. These costs comprised severance costs associated with the elimination of 14 employees or approx. 25% of total employees, start up costs to integrate the operations and systems which were outsourced to China with the operations and systems in the U.S. net of labor savings generated. Most of the functions outsourced overseas were production related and includes in part boxing, tagging and packaging of the product as well as certain other clerical data entry. These functions have been contracted through a Mainland Chinese Company called Best Mark Logistics (BML). The effect on a go forward basis of these changes as well as renegotiating the current lease and reducing present square footage of the US office is expected to generate $85,000 to $100,000 saving in 2007. Effective April 1, 2007 six upper management members have voluntarily reduced their salary 10% to aid the Company in attaining it’s profit objective. Should these objectives be exceeded these individuals would be reimbursed for this voluntary salary reduction. Further personnel reductions may be addressed in 2007 as the efficiencies and capability of BML improves.

Interest expense for 2006 was $586,000 an increase of $128,000 or 28.0% from $458,000 in 2005 reflecting increased borrowing levels and increases in overall interest rates. Other Income before taxes of 24,000 reflects the sale of one of the Company's trademarks. Tax expense recorded represents additional tax liability as a result of conclusion of a tax audit for the year 2004.

IWI Holding Limited
Notes to Consolidated Financial Statements

     Years Ended December 31, 2006, 2005 and 2004

Note 2 - Status of Operations (Continued)

As a result of above the Company is reporting a net loss for the year of $127,000 representing an improvement of 65,000 compared to the net loss reported for 2005.

Moving forward into 2007 the Company is confident that it will return to profitability on an ongoing basis. The Company continues to explore alternatives to reduce production costs and maintain lean overhead support levels.

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

Inventories

Inventories, consisting nearly entirely of finished goods, are stated at the lower of first-in, first-out - (FIFO) cost or market. No costs other than duty and freight are capitalized in inventories.

As of December 31, 2006 and 2005, the inventory valuation reserve was $1,215,000 and $1,026,000 respectively. The Company recorded an expense of $252,000, $131,000 and $308,000 during 2006, 2005 and 2004, respectively, to adjust the inventory value to lower of cost or market and to provide for future liquidations.

Revenue Recognition

Revenue is recognized in the consolidated financial statements when materials are relieved from inventory and shipped or FOB our facility in Westmont, Illinois. Nearly all freight expense is paid by the customer. Net sales are arrived at by deducting returns and discounts from gross sales. Returns are deducted from sales when received.

Cost of Sales

Cost of sales consisted of cost of goods purchased, packaging, assembly where applicable, quality review and freight to our warehouse.

Depreciation

Machinery and equipment are stated at historical cost and depreciated primarily on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized over the life of the lease. Useful lives

IWI Holding Limited
Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

Note 3 - Summary of Significant Accounting Policies (Continued)

range from three to ten years for machinery, equipment and leasehold improvements, vaults are amortized over 40 years.

Trademarks

Trademarks were capitalized and stated at historical cost and amortized using the straight-line method over estimated useful lives of 10 years.

Commissions

The Company accrues for commissions based on sales to customers based on specific contractual agreements. These accruals are calculated based upon net sales by customer, and the liability account is adjusted monthly to reflect increases and decreases in each customer’s sales and payments.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consists of all operating expenses other than costs of sales and interest. Such expenses would include salary and wages, commission, rent, travel, cooperative advertising and all other general and administrative expenses.

Fair Value of Financial Instruments

The Company’s financial instruments include accounts receivable, accounts payable, and notes payable. The fair values of all financial instruments were not materially different than their carrying values.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock option grants in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees” and, accordingly, recognized no compensation expense for the stock option grants. Effective January 1, 2006, the Company adopted the fair value

IWI Holding Limited
Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

Note 3 - Summary of Significant Accounting Policies (Continued)

recognition provisions of FASB Statement No. 123 (R), “Share-Based Payment” (SFAS 123R), using the modified-prospective-transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006 based on the grant date fair value calculated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123 (R). As of December 31, 2006 and 2005, there were no stock options granted and outstanding.

Advertising Costs

The Company expenses all advertising costs as incurred. Advertising costs were approximately $1,282,000, $1,149,000 and $993,000 for 2006, 2005 and 2004, respectively.

Foreign Currency

The functional currency of the Company is the U.S. dollar. Transactions arising in foreign currencies have been translated at rates in effect at the dates of the transactions. The gains or losses during the years presented are not significant.

(Loss) Income Per Common Share

The Company has adopted the provisions of FASB No. 128, “Earnings Per Share.” Income per common share is computed by dividing net (loss) income by the weighted-average number of common shares outstanding during the period.

Segment Information

The Company has adopted Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information.” The internal reporting that is used by management for making operating decisions and assessing performance is used as the source of determining the Company’s reportable segments. This statement requires disclosure of certain information by reportable segment, geographic area and major customer.

The Company imports, performs limited assembly, distributes and wholesales fine jewelry. Substantially all the Company’s sales are within the United States. The Company operates this product line as one operating segment, which is deemed to be one reportable segment for purposes of this disclosure.

Comprehensive Income

Comprehensive income is a measure of all equity that results from recognized transactions and other economic events other than owner transactions, such as stock purchases and issuances and dividends. There were no significant differences between the Company’s net (loss) income and comprehensive income.

IWI Holding Limited
Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

Note 3 - Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3”. This Statement requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005, and are required to be adopted by the Company as of January 1, 2006. The adoption of SAFS Statement No. 154 is not expected to have an impact on the Company’s consolidated financial position or results of operations.

In February 2006, the FASB issued SFAS Statement No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”. This statement permits fair value of re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”; establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and amended SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument, SFAS No. 155 is effective for all financial instruments acquired , issued, or subject to a re-measurement (new Basis) event occurring after the beginning of an entity’s fiscal year that begins after September 15, 2006. The Company does not currently have any hybrid financial instruments.

In March 2006, the FASB issued SFAS No. 156 “Accounting for Servicing of Financial Assets”, which amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. In a significant change to current guidance, SFAS No. 156 permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities; (1) Amortization Method or (2) Fair Value Measurement Method. SFAS No. 156 is effective as of the beginning of an entity’s fiscal year that begins after September 15, 2006. This pronouncement does not currently apply to the Company.

In July 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”) FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises’ financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not believe that FIN 48 will have a significant impact on its financial position and results of operations.

IWI Holding Limited
Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

Note 3 - Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements (Continued)

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measures” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permits fair value measurements. SFAS No. 157 does not require any new fair value measurements, however the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The implementation of SFAS No. 157 is not expected to have a material impact on the Company’s results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 158, “ Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of it year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. This pronouncement does not currently apply to the Company.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (Topic 1N), “Quantifying Misstatements in Current Year Financial Statements” (SAB No. 108”). SAB No. 108 addresses how the effect of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires SEC registrants (i) to quantify misstatements using a combined approach which considers both the balance sheet and income statement approaches: (ii) to evaluate whether either approach results in quantifying and error that is material in light of relevant quantitative and qualitative factors; and (iii) to adjust their financial statements if the new combined approach results in a conclusion that an error is material. SAB No. 108 addresses the mechanics of correcting misstatements that include effects from prior years. It indicates that the current year correction of a material error that includes prior year effects may result in the need to correct prior year financial statements even if the misstatement in the prior year or years is considered immaterial. Any prior year financial statements found to be materially misstated in years subsequent to the issuance of SAB No. 108 would be restated in accordance with SFAS No. 154 “Accounting Changes and Error Corrections.” Because the combined approach represents a change in practice, the SEC staff will not require registrants that followed an acceptable approach in the past to restate prior years’ historical financial statements. Rather, these registrants can report the cumulative effect of adopting the new approach as an adjustment to the current year’s beginning balance of retained earnings. If the new approach is adopted in a quarter other than the first quarter, financial statements for prior interim periods with the year of adoption may need to be restated. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 is not expected to have an impact on the Company’s consolidated financial position or results of operations.

IWI Holding Limited
Notes to Consolidated Financial Statements

     Years Ended December 31, 2006, 2005 and 2004

Note 4 - Credit Arrangements

On June 14, 2005, the Company entered into a credit agreement with a new financial institution whereby the Company can borrow up to $7.5 million, plus the seasonal over-line amount of $1.5 million, payable on demand. The total credit facility is governed by a borrowing base formula, as defined in the agreement, based principally on accounts receivable and inventory levels. This agreement provides, among other things, that the credit agreements are collateralized by substantially all the assets of the Company with an approximate net book value of $19.4 million.

Under this borrowing facility, interest is calculated at 0.25% over the bank’s prime rate with respect to the revolving loan. In addition, an unused commitment fee is assessed at a rate of 0.25% representing the difference between the maximum revolving loan and the average daily outstanding balance. An officer of the Company personally guarantees up to $3.5 million of the borrowings.

The agreement contains certain reporting and financial covenants, which the Company is required to maintain. The credit agreement matures on June 1, 2007, or may be accelerated or called by the lender upon certain events as specified in the loan agreement.

As of December 31, 2006, borrowings under this credit agreement were approximately $7.7 million. As of December 31,2006, maximum additional available borrowings under the line of credit were approximately $1.3 million, subject to certain borrowing base limitations.

The Company did not meet certain financial covenants as of September 30, 2006 and continues to be out of compliance regarding certain financial covenants primarily the minimum income requirement. As a result the financial institution has placed the Company under a forbearance agreement. Under this forbearance agreement, the Company’s borrowing ability as it relates to inventory has been decreased by approximately $250,000 as of February 1, 2007 and a further reduction of approximately $250,000 on each of April 1, 2007 and May 1, 2007. Further, the Company’s borrowing is capped as it relates to inventory to a maximum of $2,000,000. In addition, the financial institution has increased the interest rate on the borrowing facility to 4% over the bank’s prime rate with respect to the revolving loan. The current forbearance agreement expires on May 31, 2007. The Company is confident that if new financing is not secured by this date, that the present financial institution will renew or extend the present forbearance agreement.

Note 5 - Preferred Stock

The 3,644,880 issued preferred shares are redeemable at the Company’s option after March 21, 1997, at an amount not to exceed 50% of net income in excess of $15 million for the preceding year. If not redeemed, the preferred shares will begin to accrue a 4% non-cumulative dividend as of that date. The preferred shares have voting rights equivalent to one-half vote per share. In the event of a liquidation of the Company, the holders of preferred shares will be entitled to $1 per share before any payment is made to common shareholders.

IWI Holding Limited
Notes to Consolidated Financial Statements

     Years Ended December 31, 2006, 2005 and 2004

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

Note 7 - Related Party Transactions

Since 1998, some of the Company’s products were purchased from a manufacturer in Hong Kong, which is managed by a relative of an officer of the Company. For 2006, 2005 and 2004, the Company’s purchases from this manufacturer were approximately $232,000, $3,284,000 and $7,887,000, respectively. The Company no longer purchases products from this manufacturer.

Beginning in October 2005 the Company began purchasing products from another manufacturer in Hong Kong, which is owned and managed by a relative of an officer of the Company. Purchases from this company in 2006 and 2005 were approximately $3,710,000 and $521,000, respectively.

The Company uses an outside company to provide product quality review at the point of manufacturing in Hong Kong and China. This company is owned and managed by a relative of an officer of the Company. Cost for the services provided by this company were approximately $137,000 and $66,000 in 2006 and 2005, respectively.

The Company also uses an outside company to route gold components from suppliers in U.S. to manufacturers in Hong Kong and China. This company also provides on a limited basis some product to the Company. This company is owned and managed by a relative of an officer of the Company. Services and product provided by this company were $140,000 and $18,000 in 2006 and 2005, respectively.

The Company purchases some of its gift boxes from a supplier in Hong Kong, which is part owned or controlled by a relative of an officer of the Company. Services and product supplied by this company were approximately $192,000, $234,000 and $149,000 in 2006, 2005, and 2004, respectively.

The Company uses outside entities to pursue most of its sales, because it has proven to be both effective and economical. The majority stakeholder of the primary outside sales entity is a family member of an officer of the Company.

Commission expense of the Company associated with this entity for the years 2006, 2005 and 2004 was approximately $522,000, $619,000 and $688,000, respectively. Selling expenses such as salaries, travel, entertainment etc. are borne directly by the sales entity.

IWI Holding Limited
Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

Note 7 - Related Party Transactions (Continue)

Notes Payable to Employees, Related Parties

Notes payable to employees and related parties reflect loans made to the Company from employees and relatives of employees to enhance the cash flow of the Company. These notes mature annually at December 31, but may be renewed if concurred by both the Company and individual. These notes may be prepaid without penalty. Interest was accrued and paid on these notes at a beginning rate in 2006 of 9.5% and increased during the year reflecting the increase in the prime rate to 9.75% at year end. Interest was accrued and paid at a rate ranging from 7.5% to 9.5% in 2005 and 7.5% in 2004.

Note 8 - Income Taxes

The following table summarizes income taxes (benefits):

(In Thousands)		Year Ended December 31
		2006	2005	2004
Current
	U.S. federal	$ (3)	$ (3)	$ -
	U.S. state	-	-	-
	Other	-	-	-
		(3)	(3)	-
Deferred
	U.S. federal	-	-	-
	U.S. state	-	-	-
	Other	-	-	-
		-	-	-
	Income Tax Expense	(3)	(3)	-

The differences between the U.S. federal statutory tax rate and the Company’s effective tax rate are as follows:

	Year Ended December 31
	2006	2005	2004
U.S. federal statutory tax rate	34%	34%	34%
Change in valuation allowance	(35)	(35)	(35)
Other	1	1	1
Consolidated Effective Tax Rate	- %	- %	- %

IWI Holding Limited
Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

Note 8 - Income Taxes (Continued)

The components of deferred income taxes as of December 31, are as follows:

(In Thousands)	2006	2005
Deferred Tax Assets Net operating and capital loss carry forward	$ 2,891	$ 2,951
Accounts receivable	215	277
Inventories	576	488
Property and equipment	192	203
Accrued expenses	482	75
Deferred Tax Liability Accrued expenses	-	-
	4,356	3,994
Less: Valuation allowance	(4,200)	(3,838)
Net Deferred Tax Asset	$ 156	$ 156

In accordance with the provisions of Internal Revenue Code Section 382, utilization of the company’s net operating loss carry forward is estimated to be limited to approximately $111,000 per year because of a change in corporate ownership. However, because some of the net operating losses were incurred during part of fiscal year 1998 and all of 1999 when the Section 382 limitation did not apply, the company has approximately $6,100,000 of net operating loss carry forward available for immediate use as of December 31, 2006. Because of the Section 382 limitation, the portion of the company’s total net operating loss carry forward that may be utilized through expiration is estimated to be approximately $7,400,000. This net operating loss carryforward will expire through 2026.
.

Note 9 - Supplemental Cash Flow Information

(In Thousands)	Year Ended December 31
	2006	2005	2004
Cash paid for interest	$ 583	$ 409	$ 334

IWI Holding Limited
Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

Note 10 - Employee Benefit Plan

The company sponsors a defined-contribution profit-sharing plan covering substantially all full-time employees who have completed one year of service. Company contributions to the plan are discretionary, determined by the Board of Directors and fully vest to employees upon completion of six years of service. The Company also has a voluntary 401(k) savings plan. Participants may contribute up to 15% of their compensation to this plan. The Company matching to this plan is discretionary and decided annually by the Board of Directors. Participant and employer-matched contributions to the plan are 100% vested. Company contributions to these plans were approximately $29,000, $31,000 and $30,000 in 2006, 2005 and 2004, respectively.

Note 11 - Significant Customers

The Company derived 32%, 11% and 10% of its net sales from three customers during 2006. The Company derived 44% and 12% of its net sales from two customers during 2005 and 44%, and 18% from two customers in 2004. The receivable balances for significant customers were $6,596,000 and $5,817,000 as of December 31, 2006 and 2005, respectively.

Note 12 - Commitments and Contingencies

Litigation

The Company is a codefendant in a class action lawsuit brought by a stockholder in 1996 who alleges the Company misrepresented its financial position in interim financial statements. The original suit seeks damages in excess of $11 million. The Company has repeatedly disputed the stockholder’s allegations and believes that they will ultimately prevail in the litigation. The parties reached an agreement in principal to settle the claim for a significantly lesser amount, which was accrued for in 1999. The settlement agreement is subject to court approval and the Company may decline to proceed with the agreement if a significant number of class members “opt out” of the settlement. As of December 31, 2006, there has been no response from counsel for the class action lawsuit or from the lead plaintiff.

IWI Holding Limited
Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

Note 12 - Commitments and Contingencies (Continued)

Operating Leases

On February 5, 2007 Imperial amended and downsized it’s rentable square feet under it’s existing lease. The length of the lease was also extended through August 2014. Imperial is obligated under a lease on its operating facility, located in Westmont, Illinois for minimum rentals as well as real estate taxes and other operating expenses through August 2014.

The future minimum lease payments required under this lease as of December 31, 2006 are as follows:

Year Ending December 31:
2007	$ 111,000
2008	98,000
2009	101,000
2010	104,000
2011	107,000
2012	110,000
2013	114,000
2014	77,000
$ 822,000

Year Ending December 31:

Rent expense included in the accompanying statements of operations amounted to $242,000, $238,000 and $221,000 for 2006, 2005 and 2004, respectively.

The Company also entered into a lease arrangement to secure living arrangements for Company representatives in both Hong Kong and Guangzhou, China. This lease is for a two-year period and runs from May 1, 2006 through April 30, 2008.

The future minimum lease payments required under this lease as of December 31, 2006 are as follows:

Year Ending December 31:
2007	$ 34,000
2008	11,000
$ 45,000

Rent expense included in the accompanying statements of operations amounted to $22,000 for 2006.

Employment Agreements

The Company has an employment agreement with an officer, which was renewed for a five-year period expiring on July 31, 2011. The agreement calls for a base salary of $280,000 per year with an automatic salary increase of 5 percent (5%) if the Company reports a minimum of $100,000 pretax income. If the required minimum pretax income is not attained the salary level remains the same. The agreement also provides for a bonus of 5 percent (5%) of the Company’s pretax profit. The agreement includes provisions for severance payments for the greater of one half (1/2) of the compensation earned under this agreement

IWI Holding Limited
Notes to Consolidated Financial Statements

Years Ended December 31, 2006, 2005 and 2004

Note 12 - Commitments and Contingencies (Continued)

for the remaining term of this agreement or severance pay equal to one year’s base salary or any period for which the employee is required not to compete.

The future minimum annual compensation payments as required under the agreement as of December 31, 2006 are as follows:

Year Ending December 31:
2007	$ 280,000
2008	280,000
2009	280,000
2010	280,000
2011	163,000
$ 1,283,000

Note 13 - Subsequent Event

In June, 2007, the Company reached a tentative agreement with a new financial institution subject to due diligence and credit committee approval whereby the Company can borrow up to $10 million. The new line of credit carries interest at 3% over the LIBOR rate or the bank prime rate and matures in June 2010.

Schedule l
IWI Holding Limited
     Condensed Financial Information of Registrant
Balance Sheets
December 31, 2006 and 2005

	Assets
	2006	2005
Cash	$ 1,000	$ 1,000
Due from affiliate	500,000	500,000
Investments in wholly owned subsidiaries	842,000	969,000
Total Assets	$ 1,343,000	$ 1,470,000
Stockholders’ Equity
Preferred stock - $1 par value; authorized - 5,000,000 shares; issued and outstanding - 3,644,880 shares	$ 3,644,880	$ 3,644,880
Common stock - No par value; authorized - 10,000,000 shares; issued and outstanding - 2,544,700 shares	-	-
Additional paid-in capital	12,446,120	12,446,120
Accumulated deficit	(14,748,000)	(14,621,000)
	$ 1,343,000	$ 1,470,000
Statements of Income and Accumulated Deficit	2006	2005
Equity in net (loss) income of subsidiaries	$ (127,000)	$ (192,000)
Accumulated deficit, beginning of year	(14,621,000)	(14,429,000)
Accumulated deficit, end of year	$ (14,748,000)	$ (14,621,000)

Note 1 - Basis of Presentation

The Company’s share of net (loss) income of its unconsolidated subsidiaries, all of which are wholly owned, is included in net income using the equity method. Parent-company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

Schedule ll
IWI Holding Limited
Valuation and Qualifying Accounts
Years Ended December 31, 2006, 2005 and 2004

Description	Balance at Beginning of Period	Additions Charged to Cost and Expenses	Additions Charged to Other Accounts	Deduction	Balance at End of Period
Year Ended December 31, 2004
Allowance for Doubtful Accounts	$ 532,000	351,000	-	287,000 (1)	$596,000
Inventory Valuation Allowance	$ 828,000	308,000	308,000	187,000 (2)	187,000 (2)
Deferred Income Tax Valuation Allowance	$ 3,597,000	-	-	318,000 (3)	$ 3,279,000
Year Ended December 31, 2005
Allowance for Doubtful Accounts	$ 596,000	116,000	-	2,000 (1)	$710,000
Inventory Valuation Allowance	$ 949,000	111,000	-	34,000 (2)	$1,026,000
Deferred Income Tax Valuation Allowance	$ 3,279,000	559,000	-	- (3)	$ 3,838,000
Year Ended December 31, 2006
Allowance for Doubtful Accounts	$ 710,000	25,000	-	184,000 (1)	$551,000
Inventory Valuation Allowance	$ 1,026,000	268,000	-	149,000 (2)	$ 1,145,000
Deferred Income Tax Valuation Allowance	$ 3,838,000	362,000	-	-	$ 4,200,000

(1) Write-off of uncollectible accounts
(2) Inventory losses realized
(3) Decreases in deferred tax assets