Form 20-F/A
period 2005-12-31
IWI HOLDING LTD
filed 2008-01-09
CIK 923168

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
Amendment No. 2
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

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands, except share data)

Year Ended December 31,	2001	2002	2003	2004	2005
Statement of Income Data:
Net sales	$23,280	$25,802	$22,219	$28,554	$26,683
Cost of sales	17,751	20,322	18,772	22,309	20,599
Gross profit	5,529	5,480	3,447	6,245	6,084
Operating expenses	5,011	4,990	5,052	5,665	5,815
Income (loss) from operations before the Gain on Trade Settlement	518	490	(1,605)	580	269
Gain on Trade Settlement	1,141	-	-	-	-
Other income (expense) - net	(306)	(248)	(299)	(349)	(458)
Income (loss) before income taxes	1,353	242	(1,904)	231	(189)
Income data: Income (tax) benefit	120	36	-	-	(3)
Net income (loss)	$1,473	$278	$(1,904	$231	$(192)
Net income (loss) per common share	$.58	$.11	$(.75)	$.09	$(.08)
Cash distributions per common share	$-	$-	$-	$-	$-
Weighted average number of common shares outstanding	2,554,700	2,554,700	2,554,700	2,554,700	2,554,700

Year Ended December 31,
	2001	2002	2003	2004	2005
Balance Sheet Data:
Working capital	$2,569	$3,010	$1,233	$1,528	$1,342
Total assets	11,625	14,255	15,327	17,466	18,540
Long-term debt	0	0	0	0	0
Shareholders' equity	3,057	3,335	1,431	1,662	1,470

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

Year Ended December 31,

	2003	2004	2005
Jewelry retail stores	0.6%	0.3%	0.3%
Specialty markets	28.5	12.3	20.8
Mass merchandisers	12.7	16.9	9.2
Department stores	39.5	50.8	46.5
National jewelry chains	16.3	17.5	22.4
Catalog showrooms	2.4	2.2	0.8
Total	100.0%	100.0%	100.0%

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

	Year Ended December 31,
	2003		2004		2005
	Amount%		Amount%		Amount%
First Quarter	$4,524	20.3	$5,058	17.7	$5,707	21.4
Second Quarter	5,079	22.9	5,494	19.3	4,972	18.6
Third Quarter	5,801	26.1	6,628	23.2	5,137	19.3
Fourth Quarter	6,815	30.7	11,374	39.8	10,867	40.7
Total	$22,219	100.0	$28,554	100.0	$26,683	100.0

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

	2003			2004			2005
	% Amount	% Sales	Change	% Amount	% Sales	Change	% Amount	% Sales	Change
Net sales	$22,219	100.0	(13.9)	$28,554	100.0	28.5	$26,683	100.0	(6.6)
Gross profit	3,447	15.5	(37.1)	6,245	21.9	81.2	6,084	22.8	(2.6)
Operating expenses	5,052	22.7	(1.2)	5,665	19.9	12.1	5,815	21.8	2.7
Income (Loss) from oper.	(1,605)	(7.2)	(427.5)	580	2.0	n/a	269	1.0	n/a
Other income (expense)	(299)	(1.4)	n/a	(349)	(1.2)	(16.7)	(458)	(1.7)	(31.2)
(Loss) Income before income taxes	(1,904)	(8.6)	(886.8)	231	0.8	n/a	(189)	0.7	n/a
Income tax benefit	-	-	n/a	-	-	n/a	(3)	-	n/a
Net (Loss) income	(1,904)	(8.6)	(784.9)	231	0.8	n/a	(192)	0.7	n/a
Net (Loss) income per common share	$(0.75)			$0.09			$(0.08)
Weighted average number of shares outstanding	2,555			2,555			2,555

The Company's sales are generated through the wholesaling of jewelry products to the following groups:

	2001	2002	2003	2004	2005
Jewelry retail stores	3.2%	1.1%	0.6%	0.3%	0.3%
Specialty markets	22.1	28.8	28.5	12.3	20.8
Mass merchandisers	22.3	27.9	12.7	16.9	9.2
Department stores	41.7	26.6	39.5	50.8	46.5
National jewelry chains	9.9	12.5	16.3	17.5	22.4
Catalog showrooms	0.8	3.1	2.4	2.2	0.8
Total	100.0%	100.0%	100.0%	100.0%	100.0%

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

Year Ended December 31,2005 Compared to Year Ended December 31, 2004

Net Sales. Net sales decreased approximately $1.9 million or 6.6% to $26.7 million in 2005 from $28.6 million in 2004. This decrease in net sales reflects a decrease in gross sales from the prior year of $3.4 million partially offset by a decrease in returns compared to 2004 of approximately $1.5 million. This decrease in 2005 revenues reflect a combination of decreased sales from the Company's two largest customers of approximately $5.9 million offset partially by the expansion of our customer base as well as increased sales to other existing customers. The change in net sales resulted from a decrease in unit volume of approximately 8.1% which was partially offset by price increase of approximately 1.5%.

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

The following table summarizes cash provided by (used in) the Company's business activities for the past three years (dollar amounts are in thousands):

	2003	2004	2005
Operating activities	$(2,286)	$(601)	$(2,385)
Investing activities	(32)	(2)	(12)
Financing activities	2,302	604	2,535
Increase (decrease) in cash	(16)	1	138

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

The following table sets forth the high and low bid price per share for the Company's Common Stock for each quarterly period for the past two years.

	2005		2004
	High	Low	High	Low
First Quarter	$.080	$.080	$.200	$.120
Second Quarter	.100	.070	.120	.100
Third Quarter	.120	.070	.100	.100
Fourth Quarter	.100	.070	.110	.080

The following table sets forth the high and low bid price per share for the Company's Common Stock for each month for the past six months.

		High	Low
2005	November	$.080	$.080
	December	.080	.070
2006	January	$.070	$ .070
	February	.070	.070
	March	.100	.070
	April	.090	.060

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS

None reportable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures, which are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer, or CEO who is also our chief financial officer or CFO, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of the Company’s management, including our CEO who is also our CFO, an evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, our management, including our CEO who is also our CFO, concluded that our disclosure controls and procedures were effective as of December 31, 2005.

An evaluation was also performed under the supervision and with the participation of our management, including our CEO who is also our CFO, of any change in our internal controls over financial reporting that occurred during our last fiscal quarter and that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting. The evaluation did not identify any change in our internal controls over financial reporting that occurred during our latest fiscal quarter and that has materially affected, or is reasonably likely to materially affect, our internal controls over financing reporting.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as this term is defined in Exchange Act Rule 13a-15(f). All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our CEO/CFO, we conducted an evalution of the effectiveness of our internal control over financial reporting based on the framework in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2005.

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

IWI HOLDING LIMITED

Date: January 7, 2008	By:	/s/ Joseph K. Lau
Chairman, President, Chief Financial Officer and Director
Title

Exhibit 31

CERTIFICATIONS

I, Joseph K. Lau, certify that:

1. I have reviewed this annual report on Form 20-F of IWI Holding Limited for the year ended December 31, 2005:

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and
15d-15(f) for the registrant and have:

a) designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, is made known to me by others particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of the end of the period converted by this report (the "Evaluation
Date"); and

c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presents in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weakness in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial data,

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting

Dated: January 7, 2008

By: /s/ Joseph K. Lau
Joseph K. Lau
Chief Executive Officer and Chief Financial Officer

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT
TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Joseph K. Lau, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Form 20-F of IWI Holding Limited for the annual period ended December 31, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 20-F fairly presents in all material respects the financial condition and results of operations of IWI Holding Limited.

By: /s/ Joseph K. Lau
----------------------------
Name: Joseph K. Lau
Title: Chief Executive Officer
& Chief Financial Officer

January 7, 2008

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

As discussed in Note 3 to the consolidated financial statements, the 2005, 2004 and 2003 consolidated statements have been restated to correct a misstatement.

s/Blackman Kallick Bartelstein, LLP
Chicago, Illinois
April 17, 2006, except for Note 3, Correction of on Error, as to which the date is January 7, 2008

Exhibit A

IWI Holding Limited
Consolidated Balance Sheets
(In Thousands, Except Share Data)

December 31, 2005 and 2004

Assets	2005	2004
Current Assets
Cash	$139	$1
Accounts receivable, less allowance for doubtful accounts of $710 in 2005 and $596 in 2004	9,336	7,714
Inventories	8,676	9,298
Deferred income taxes	156	156
Prepaid expenses	105	163
Total Current Assets	18,412	17,332
Leasehold Improvements, Machinery and Equipment	2,978	2,966
Less accumulated depreciation	(2,850)	(2,832)
Property and Equipment, Net	128	134
Total Assets	$18,540	$17,466
Liabilities and Stockholders' Equity	2005	2004
Current Liabilities Line of credit	$7,913	$5,583
Notes payable
Employees, related parties	294	315
Other	653	427
Accounts payable - Trade	5,272	5,894
Accounts payable to affiliated companies	1,418	2,085
Accrued liabilities	1,520	1,500
Total Current Liabilities	17,070	15,804
Stockholders' Equity (Deficit) Preferred stock - $1 par value; authorized 5,000,000 shares; issued and outstanding 3,644,880 shares	3,645	3,645
Common stock No par value; authorized 10,000,000 shares; issued and outstanding 2,554,700 shares	-
Additional paid-in capital	12,446	12,446
Accumulated deficit	(14,621)	(14,429)
Total Stockholders' Equity	1,470	1,662
Total Liabilities & Stockholders' Equity	$18,540	$17,466

Exhibit B

IWI Holding Limited
Consolidated Statements of Operations
(In Thousands, Except Share Data)

Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Net Sales	$26,683	$28,554	$2,219
Cost of Sales	20,599	22,309	18,772
Gross Profit	6,084	6,245	3,447
Selling, General and Administrative Expenses	5,815	5,665	5,052
Income (Loss) from Operations	269	580	(1,605)
Interest Expense	(458)	(349)	(299)
(Loss) Income Before Income Taxes	(189)	231	(1,904)
Income Tax Expense	(3)	-	-
Net (Loss) Income	$(192)	$231	$1,904)
Net (Loss) Income per Common Share	$(0.08)	$0.09	$(0.75)
Weighted-Average Number of Common Shares Outstanding	2,554,700	2,554,700	2,554,700

Exhibit C

IWI Holding Limited
Consolidated Statements of Stockholders' Equity
(In Thousands, Except Share Data)

Years Ended December 31, 2005, 2004 and 2003

Preferred Stock Accumulated	Common Stock Number of Shares	Amount	Number of Shares	Amount	Additional Paid in Capital	Deficit	Total
Balance, January 1, 2003	3,644,880	$3,645	2,554,700	$ -	$12,446	$(12,756)	$3,335
Net Income	-	-	-	-	-	(1,904)	(1,904)
Balance, December 31, 2003	3,644,88	3,645	2,554,700	-	12,446	(14,660)	1,431
Net Income	-	-	-	-	-	231	231
Balance, December 31, 2004	3,644,880	3,645	2,554,700	-	12,446	(14,429)	1,662
Net Income	-	-	-	-	-	(192)	(192)
Balance, December 31, 2005	3,644,880	$3,645	2,554,700	$ -	$12,446	$(14,621)	$1,470

Exhibit D

IWI Holding Limited
Consolidated Statements of Cash Flows
(In Thousands)

Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash Flows from Operating Activities Net (loss) income	$(192)	$231	$(1,904)
Adjustments to reconcile net (loss) to income net cash used in operating activities Depreciation and amortization	18	66	159
Provision for doubtful accounts	116	351	(32)
(Increase) decrease in Accounts receivable	(1,738)	(2,508)	(1,674)
Inventories	622	(63)	370
Prepaid expenses	58	18	121
Increase (decrease) in Accounts payable - Trade	(622)	1,491	(171)
Accounts payable to affiliated companies	(667)	(483)	810
Accrued liabilities	20	296	35
Net Cash Used in Operating Activities	(2,385)	(601)	(2,286)
Net Cash Used in Investing Activities Purchases of property and equipment	(12)	(2)	(32)
Cash Flows from Financing Activities
Checks issued in excess of Funds on deposit	-	(24)	24
(Payments on) borrowings from notes payable Employees	(21)	(20)	132
Other	226	315	-
Borrowings from line of credit, net	2,330	333	2,146
Net Cash Provided by Financing Activities	2,535	604	2,302
Net Increase (Decrease) in Cash	138	1	(16)
Cash, Beginning of Year	1	-	16
Cash, End of Year	$139	$1	$-

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

Inventories

Inventories, consisting nearly entirely of finished goods (raw materials and
Work in process for the light assembly operation for the stringing of pearls in the
U.S. being the balance), are stated at the lower of first-in, first-out - (FIFO)
cost or market. No costs other than purchased costs, freight or duties are capitalized in inventories.

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

Cost of sales

Cost of sales consists of the cost of goods relieved from our inventory. Inventory write-downs, purchasing and receiving costs, inspection costs as well as warehousing and distribution costs are included in cost of sales.

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

Correction of an Error

The Company has reduced net sales and selling, general and administrative expenses by
$1,149,000, $993,000 and $449,000 in 2005, 2004 and 2003, respectively to properly classify cooperative advertising costs. The correction of the error had no impact on net (loss) income or accumulated deficit for the years restated.

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

Note 8 - Income Taxes

The following table summarizes income taxes (benefits):

Year Ended December 31
(In Thousands)		2005	2004	2003
Current	U.S. federal	$ (3)	$ -	$ -
	U.S. state	-	-	-
	Other	-	-	-
		(3)	-	-
Deferred	U.S. federal	-	-	-
	U.S. state	-	-	-
	Other	-	-	-
		-	-	-
Income Tax Expense	(3)	-	-	-

The differences between the U.S. federal statutory tax rate and the Company's effective tax rate are as follows:

	Year Ended December 31
	2005	2004	2003
U.S. federal statutory tax rate	34%	34%	34%
Change in valuation allowance	(35)	(35)	(35)
Other	1	1	1
Consolidated Effective Tax Rate	- %	- %	- %

IWI Holding Limited
Notes to Consolidated Financial Statements

Years Ended December 31, 2005, 2004 and 2003

Note 8 - Income Taxes (Continued)

The components of deferred income taxes as of December 31, are as follows:

(In Thousands)	2005	2004
Deferred Tax Assets Net operating and capital loss carry forward	$ 2,951	$ 2,682
Accounts receivable	277	232
Inventories	488	464
Property and equipment	203	212
Accrued expenses	75	-
Deferred Tax Liability	-
Accrued expenses	-	(155)
	3,994	3,435
Less: Valuation allowance	(3,838)	(3,279)
Net Deferred Tax Asset	$ 156	$ 156

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
.

Note 9 - Supplemental Cash Flow Information

(In Thousands) Year Ended December 31

                2005     2004     2003

Cash paid for interest     $ 409     $ 334     $ 297

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

Schedule l

IWI Holding Limited
Condensed Financial Information of Registrant
Balance Sheets
December 31, 2005 and 2004

	2005	2004
Assets
Cash	$1,000	$1,000
Due from affiliate	500,000	500,000
Investments in wholly owned subsidiaries	969,000	1,161,000
Total Assets	$1,470,000	$1,662,000
Stockholders' Equity
Preferred stock - $1 par value; authorized - 5,000,000 shares; issued and outstanding - 3,644,880 shares	$3,644,880	$3,644,880
Common stock - No par value; authorized - 10,000,000 shares; issued and outstanding - 2,544,700 shares	-	-
Additional paid-in capital	12,446,120	12,446,120
Accumulated deficit	(14,621,000)	(14,429,000)
	$1,470,000	$1,662,000
Statements of Income and Accumulated Deficit	2005	2004

Equity in net (loss) income of subsidiaries	$(192,000)	$231,000
Accumulated deficit, beginning of year	(14,429,000)	(14,660,000)
Accumulated deficit, end of year	$(14,621,000)	$(14,429,000)

Schedule ll

IWI Holding Limited
Valuation and Qualifying Accounts
Years Ended December 31, 2005, 2004 and 2003

Description	Additions Balance at Beginning of Period	Charged to Cost and Expenses	Charged to Other Accounts	Deduction	Additions Balance at End of Period
Year Ended December 31, 2003
Allowance for Doubtful Accounts	$ 568,000	(32,000)	-	4,000(1)	$ 532,000
Inventory Valuation Allowance	$1,073,000	388,000	-	633,000 (2)	$828,000
Deferred Income Tax Valuation Allowance	$3,612,000	-	-	15,000 (3)	$ 3,597,000
Year Ended December 31, 2004
Allowance for Doubtful Accounts	$532,000	351,000	-	287,000 (1)	$ 596,000
Inventory Valuation Allowance	$828,000	308,000	-	187,000 (2)	$ 949,000
Deferred Income Tax Valuation Allowance	$3,597,000	-	-	318,000 (3)	$ 3,279,000
Year Ended December 31, 2005
Allowance for Doubtful Accounts	$596,000	116,000	-	2,000 (1)	$ 710,000
Inventory Valuation Allowance	$949,000	111,000	-	34,000(2)	$ 1,026,000
Deferred Income Tax Valuation Allowance	$3,279,000	559,000	-	-	$ 3,838,000

(1) Write-off of uncollectible accounts (2) Inventory losses realized (3)
Decreases in deferred tax assets