Form 20-F/A
period 2005-12-31
IWI HOLDING LTD
filed 2008-01-23
CIK 923168

                          SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 20-F
Amendment No. 2/A
(Mark One)

£            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THESECURITIES EXCHANGE ACT OF 1934 [Fee Required]

R            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934 [Fee Required]

For the Fiscal Year Ended December 31, 2005

£            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934 [No Fee Required]

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past twelve (12) months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past ninety (90) days. Yes R  No £

Indicate by check mark which financial statement item the registrant has elected to follow.
       Item 17 £ Item 18R

PART I

ITEM 1.                       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.                       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                       KEY INFORMATION

           SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands, except share data)

		Year Ended December 31,
	2001	2002	2003	2004	2005
Statement of Income Data:
Net sales	$22,610	$25,258	$21,770	$27,561	$25,534
Cost of sales	17,751	20,322	18,772	22,309	20,599
Gross profit	4,859	4,936	2,998	5,252	4,935
Operating expenses	4,341	4,446	4,603	4,672	4,666
Income (loss) from operations before the Gain on Trade Settlement	518	490	(1,605)	580	269
Gain on Trade Settlement	1,141	-	-	-	-
Other income (expense) – net	(306)	(248)	(299)	(349)	(458)
Income (loss) before income taxes	1,353	242	(1,904)	231	(189)
Income data:
Income (tax) benefit	120	36	-	-	(3)
Net income (loss)	$1,473	$278	$(1,904)	$231	$(192)
Net income (loss) per common share	$.58	$.11	$(.75)	$.09	$(.08)
Cash distributions per common share	$-	$-	$-	$-	$-
Weighted average number of common shares outstanding	2,554,700	2,554,700	2,554,700	2,554,700	2,554,700

		Year Ended December 31,
	2001	2002	2003	2004	2005
Balance Sheet Data:
Working capital	$2,569	$3,010	$1,233	$1,528	$1,342
Total assets	11,625	14,255	15,327	17,466	18,540
Long-term debt	0	0	0	0
Shareholders’ equity	3,057	3,335	1,431	1,662	1,470

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

The following table sets forth the Company’s unaudited net sales for the periods indicated (dollar amounts are in thousands):

	Year Ended December 31,
	2003		2004		2005
	Amount	%	Amount	%	Amount	%
First Quarter	$ 4,447	20.4	$ 4,906	17.8	$ 5,593	21.9
Second Quarter	5,038	23.1	5,337	19.4	4649	18.2
Third Quarter	5,716	26.3	6,428	23.3	4,868	19.1
Fourth Quarter	6,569	30.2	10,890	39.5	10,424	40.8
Total	$21,770	100.0	$27,561	100.0	$25,534	100.0

Purchasing

The Company imports most of its jewelry from the People’s Republic of China (“PRC”) and Hong Kong.  Approximately 20% of the Company’s products are sourced in the U.S.  Fresh water and cultured pearls are imported from the PRC and Hong Kong.  The imported pearls are assembled by and for the Company both overseas and at the Company’s location into various pearl jewelry products.  The Company purchases jewelry from a number of suppliers based on quality, pricing and available quantities.

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

	2003			2004			2005
	% Amount	% Sales	Change	% Amount	% Sales	Change	% Amount	% Sales	Change
Net sales	$21,770	100.0	(13.8)	$27,561	100.0	26.6	$25,534	100.0	(7.4)
Gross profit	2,998	13.8	(60.7)	5,252	19.1	75.2	4935	19.3	(6.0)
Operating expenses	4,603	21.1	(3.5)	4,672	16.9	1.5	4,666	18.3	(0.1)
Income (Loss) from oper	(1,605)	(7.4)	(427.5)	580	2.1	n/a	269	1.1	n/a
Other income (expense)	(299)	(1.4)	n/a	(349)	(1.3)	(16.7)	(458)	(1.8)	(31.2)
(Loss) Income before income taxes	(1,904)	(8.8)	(886.8)	231	0.8	n/a	(189)	(0.7)	n/a
Income tax benefit	-	-	n/a	-	-	n/a	(3)	-	n/a
Net (Loss) income	(1,904)	(8.8)	(784.9)	231	231	231n/a	(192)	0.8	n/a
Net (Loss) income per common share	$ (0.75)			$ 0.09			$(0.08)
Weighted average number of shares outstanding	2,555			2,555			2,555

The Company's sales are generated through the wholesaling of jewelry products to the following groups:

	2001	2002	2003	2004	2005
Jewelry retail stores	3.2%	1.1%	0.6%	0.3%	0.3%
Specialty markets	22.1	28.8	28.5	12.3	20.8
Mass merchandisers	22.3	27.9	12.7	16.9	9.2
Department stores	41.7	26.6	39.5	50.8	46.5
National jewelry chains	9.9	12.5	16.3	17.5	22.4
Catalog showrooms	0.8	3.1	2.4	2.2	0.8
Total	100.0%	100.0%	100.0%	100.0%	100.0%

The change in net sales is primarily attributable to changes in volumes of goods delivered to our customers.  While most of the goods which we sell are produced in China until July 21, 2005, the Renminbi (RMB) (the Chinese currency) was pegged to the U.S. dollar at the exchange rate of 8.28 RMB to US$1.  Therefore, we were not impacted to foreign currency fluctuations.  Since July 21, 2005 the value of the RMB is pegged to a basket of currencies.  As a result, the RMB was immediately revalued to 8.11 RMB to US$1.  Since July 21, 2005, the RMB has declined to approximately 8.00 RMB to US$1, or approximately 1.3% over the past year.  Therefore, foreign currency fluctuation has had a minimal impact on the Company.

Year Ended December 31,2005 Compared to Year Ended December 31, 2004

Net Sales.  Net sales decreased approximately $2.0 million or 7.4% to $25.5 million in 2005 from $27.6 million in 2004.  This decrease in net sales reflects a decrease in gross sales from the prior year of $3.4 million partially offset by a decrease in returns compared to 2004 of approximately $1.5 million.  This decrease in 2005 revenues reflect a combination of decreased sales from the Company’s two largest customers of approximately $5.9 million offset partially by the expansion of our customer base as well as increased sales to other existing customers.  Coop advertising charged against sales increased $156,000.  The change in net sales resulted from a decrease in unit volume of approximately 8.1% which was partially offset by price increases of approximately 1.5%.

Gross Profit.  Gross profit decreased $317,000 or 6.0% to $4.9 million in 2005 from $5.2 million in 2004.  Gross margins improved slightly in 2005 to 19.3% vs 19.1%in 2004; an improvement of .2%.  This improvement in overall gross margins was in part due to continued emphasis placed on the profitability of each product sold and increased standard profit levels implemented.
This was offset in part due to higher advertising cost, an increase of 156,000.

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

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Sales.  Net Sales increased $5.8 million or 26.6% to $27.6 million in 2004 from $21.8 million in 2003.  This increase in Net Sales reflects both an increase in gross sales from the prior year of $5.4 million combined with a decrease in returns compared to 2003 of nearly $1.0 million.  This increase in 2004 revenues reflects a combination of increase in net sales to the Company’s two largest customers of $7.9 million and modest increases in the balance of its customer base.  This increase in net sales overcame the loss of a major customer during 2004, which had represented approximately 20% of the Company’s net sales in 2003 and represents a decrease in sales from this customer in 2004 of $3.8 million compared to 2003 levels.  Advertising costs applied against sales increased $544,000 in 2004 to $993,000 from $449,000 in 2003.

Gross Profit.  Gross profit increased $2.2 million or 75.2% to $5.2 million in 2004 from $3.0 million in 2003.  Excluding the effect of consignment, liquidation sales and advertising for 2004 and 2003, gross profit increased $2.5 million.  Gross margin excluding the effect of consignment and liquidation sales increased 6.1% from 18.5% in 2003 to 24.6% in 2004.  This improvement in overall gross margin was, in part, due to renewed emphasis placed on the profitability of each product sold and increased standard profit levels implemented.  In addition, due to the relative consistency of overall gold pricing throughout 2004 the impact of the change in gold prices throughout 2004 had minimal impact on profitability.

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

Analysis of Financial Position, Liquidity and Capital Resources

The Company’s primary liquidity needs are to fund accounts receivable and inventories.  The Company has historically financed its working capital requirements through a combination of internally generated cash and short-term borrowings under bank lines of credit.  The Company’s working capital at December 31, 2005 was $1.3 million as compared to $1.5 million at December 31, 2004.

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

During the coming twelve months, the Company does not anticipate any significant capital expenditures.  As a result, given the cash flow generated by current operations and the existing bank line of credit, the Company has sufficient working capital to cover its operations for the next twelve months.  The following are its future contractual obligations:

		Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	200,000	184,000	16,000

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

ITEM 7.                       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Share ownership of major shareholders, Directors and Officers

The following table is furnished as of May 10, 2006, to indicate beneficial ownership of shares of the Company’s Common Stock and Preferred Stock by (1) each shareholder of the Company who is known by the Company to be a beneficial owner of more than 10% of the Company’s Common Stock or Preferred Stock and (2) all officers and directors of the Company as a group.  The information in the following table was provided by such persons.

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

Since 1998, some of the Company’s products were purchased from a manufacturer in Hong Kong, which is managed by a relative of an officer of the Company.  For the years ended December 31, 2005, 2004 and 2003, the Company’s purchases from this manufacturer were approximately $3,284,000, $7,887,000, and $7,394,000 respectively.  Beginning in October 2005 the Company began purchasing products from another manufacturer in Hong Kong, which is owned and managed by another relative of an officer of the Company.  Purchases from this company in 2005 were approximately $521,000.

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

ITEM 9.                       THE OFFER AND LISTING

There is no non-U.S. trading market for the Common Stock of the Company.  Within the United States, the Company’s Common Stock is traded in the over-the-counter market.  The Company’s Common Stock is quoted on the OTCBB under the symbol “JEWLF.”

The following table sets forth the high and low bid price per share for the Company’s Common Stock for each quarterly period for the past two years.

	2005		2004
	High	Low	High	Low
First Quarter	$.080	$.080	$.200	$.120
Second Quarter	.100	.070	120	.100
Third Quarter	.120	.070	.100	.100
Fourth Quarter	.100	.070	110	.080

The following table sets forth the high and low bid price per share for the Company’s Common Stock for each month for the past six months.

	High	Low
2005 November	$.080	$ .080
December	.080	.070

2006 January	$.070	$ .070
February	.070	.070
March	.100	.070
April	.090	.060

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

PART II

ITEM 13.                       DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None reportable.

ITEM 14.                       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS ANDUSE OF PROCEEDS

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
(2)            Incorporated by reference to the Company’s Registration Statement on Form F-1
(File No. 33-78904) declared effective December 13, 1994.
(3)            Incorporated by reference to the Company’s Report on Form 6-K for the month of August,1995.
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

IWI HOLDING LIMITED

Date: January 23, 2008	By:	/s/ Joseph K. Lau
Joseph K. Lau
Chairman, President and Director

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

Dated: January 23 2008

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

By: /s/ Joseph K. Lau
----------------------------
Name: Joseph K. Lau
Title: Chief Executive Officer
& Chief Financial Officer

January 23, 2008

IWI HOLDING LIMITED
CONSOLIDATED FINANCIAL STATEMENTS AND
 INDEPENDENT AUDITOR’S REPORT

Years Ended December 31, 2005, 2004 and 2003

Independent Auditor’s Report

The Board of Directors
IWI Holding Limited
Westmont, Illinois

We have audited the accompanying consolidated balance sheets of IWI Holding Limited as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005.  Our audits also included the financial statement schedules listed in the index at item 19(a). These financial statements and schedules are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

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

As discussed in Note 3 to the consolidated Financial Statements, the 2005, 2004 and 2003 have been re-stated to correct a misstatement.

s/Blackman Kallick Bartelstein, LLP
Chicago, Illinois
April 17, 2006, except for Note 3, correction of an error, of which the date is January 7, 2008.

Exhibit A
IWI Holding Limited
                     Consolidated Balance Sheets
    (In Thousands, Except Share Data)

                                                 December 31, 2005 and 2004

Assets	2005	2004
Current Assets
Cash	$139	$1
Accounts receivable, less allowance for doubtful accounts of $710 in 2005 and $596 in 2004	9,336	7,714
Inventories	8,676	9,298
Deferred income taxes	156	156
Prepaid expenses	105	163
Total Current Assets	18,412	17,332
Leasehold Improvements, Machinery and Equipment	2,978	2,966
Less accumulated depreciation	(2,850)	(2,832)
Property and Equipment, Net	128	134
Total Assets	$18,540	$17,466
Liabilities and Stockholders’ Equity
Current Liabilities
Line of credit	$7,913	$5,583
Notes payable Employees, related parties	294	315
Other	653	427
Accounts payable - Trade	5,272	5,894
Accounts payable to affiliated companies	1,418	2,085
Accrued liabilities	1,520	1,500
Total Current Liabilities	17,070	15,804
Stockholders’ Equity (Deficit)
Preferred stock - $1 par value; authorized 5,000,000 shares; issued and outstanding 3,644,880 shares	3,645	3,645
Common stock No par value; authorized 10,000,000 shares; issued and outstanding 2,554,700 shares	12,446	12,446
Additional paid-in capital
Accumulated deficit	(14,621)	(14,429)
Total Stockholders’ Equity	1,470	1,662
Total Liabilities & Stockholders’ Equity	$18,540	$17,466

Exhibit B
IWI Holding Limited
Consolidated Statements of Operations
(In Thousands, Except Share Data)

Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Net Sales	$25,534	$27,561	$21,770
Cost of Sales	20,599	22,309	18,772
Gross Profit	4,935	5,252	2,998
Selling, General and Administrative Expenses	4,666	4,672	4,603
Income (Loss) from Operations	269	580	(1,605)
Interest Expense	(458)	(349)	(299)
(Loss) Income Before Income Taxes	(189)	231	(1,904)
Income Tax Expense	(3)	-	-
Net (Loss) Income	$(192)	$231	$(1,904)
Net (Loss) Income per Common Share	$(0.08)	$0.09	$(0.75)
Weighted-Average Number of Common Shares Outstanding	2,554,700	2,554,700	2,554,700

Exhibit C

IWI Holding Limited
Consolidated Statements of Stockholders’ Equity
(In Thousands, Except Share Data)

Years Ended December 31, 2005, 2004 and 2003

	Preferred Stock		Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Paid-in Capital	Total
Balance, January 1, 2003	3,644,880	$3,645	2,554,700	$-	$12,446	$(12,756)	$3,335
Net Income			-	-	-	-	(1,904)
Balance, December 31, 2003	3,644,880	3,645	2,554,700	-	12,446	(14,660)	1,431
Net Income	-	-	-	-	-	231	231
Balance, December 31, 2004	3,644,880	3,645	2,554,700	-	12,446	(14,429)	1,662
Net Income	-	-	-	-	-	(192)	(192)
Balance, December 31, 2005	3,644,880	$3,645	2,554,700	$-	$12,446	$(14,621)	$1,470

                        Exhibit D
IWI Holding Limited
Consolidated Statements of Cash Flows
(In Thousands)

         Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash Flows from Operating Activities
Net (loss) income	$(192)	$231	$(1,904)
Adjustments to reconcile net (loss) to income net cash used in operating activities Depreciation and amortization	18	66	159
Provision for doubtful accounts	116	351	(32)
(Increase) decrease in Accounts receivable	(1,738)	(2,508)	(1,674)
Inventories	622	(63)	370
Prepaid expenses	58	18	121
Increase (decrease) in Accounts payable – Trade	(622)	1,491	(171)
Accounts payable to affiliated companies	(667)	(483)	810
Accrued liabilities	20	296	35
Net Cash Used in Operating Activities	(2,385)	(601)	(2,286)
Net Cash Used in Investing Activities Purchases of property and equipment	(12)	(2)	(32)
Cash Flows from Financing Activities Checks issued in excess of Funds on deposit	-	(24)	24
(Payments on) borrowings from notes payable Employees	(21)	(20)	132
Other	226	315	-
Borrowings from line of credit, net	2,330	333	2,146
Net Cash Provided by Financing Activities	2,535	604	2,302
Net Increase (Decrease) in Cash	138	1	(16)

Cash, Beginning of Year	1	-	16
Cash, End of Year	$139	$1	$-

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

Note 2 - Status of Operations

The Company continues in its effort to diversify its customer base thereby reducing its reliance on two to three major customers.  The diversification effort was successful in 2005 but was offset by lower sales from two major customers.  These two customers’ combined sales decreased in 2005 by approximately $5.9 million.  This decrease in sales was partially offset by the expansion of our customer base as well as increased sales to other existing customers.  Sales were further effected by an increase in coop advertising of $156,000 which is charged against sales.  This resulted in overall net sales reported in 2005 decreasing $2.0 million or 7.4% compared to 2004.  Moving forward in 2006, the Company expects to not only increase its sales to core major customers but also to increase it sales to new customers from 2005 levels, thus continuing the expansion of its customer base.

Gross margins for the Company continued to improve during 2005 from levels experienced in 2004.  Gross margins improved slightly in 2005 to 19.3% vs. 19.1% in 2004 an increase of .2%.  Gross profit as a result of lower sales levels and increased advertising costs in 2005 decreased by $317,000 as compared to 2004 levels.  This improvement in overall gross margins was in part due to continued emphasis placed on the profitability of each product sold and increased standard profit levels implemented.

Moving forward into 2006 the Company is confident that it will return to profitability on an ongoing basis.  The Company continues to explore alternatives to reduce production costs such as moving certain production functions where feasible overseas and maintain lean overhead support levels.

The Company’s goal is to continue to diversify its customer base thereby reducing its reliance on two to three major customers.  This diversification effort is expected to increase sales in 2006 from our non-major customers.  Within the first three months of 2006 the Company has either shipped or received orders from two new customers.  These new customers have significant volume potential.  Response to new styles and products presented to our customers has been well received toward the end of 2005 and beginning of 2006.  Where a concerted effort to diverse our customer base continues, at the same time we are attempting to expand opportunities with our major customers.

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

Inventories

Inventories, primarily consisting nearly entirely of finished goods, (raw materials and work in process for the light assembly operation for the stringing of pearls in the U.S. being the balance), are stated at the lower of first-in, first-out - (FIFO) cost or market. No costs other than purchase costs, freight or duties are capitalized in inventories.

As of December 31, 2005 and 2004, the inventory valuation reserve was $1,026,000 and $949,000 respectively.  The Company recorded an expense of $131,000, $308,000 and $388,000 during 2005, 2004 and 2003, respectively, to adjust the inventory value to lower of cost or market and to provide for future liquidations.

Revenue Recognition

Revenue is recognized in the consolidated financial statements when materials are relieved from inventory and shipped or FOB our facility in Westmont, Illinois.  Nearly all freight expense is paid by the customer.  Net sales are arrived at by deducting returns, discounts and coop advertising from gross sales.  Returns are deducted from sales when received.  In addition, allowances for future returns are provided based on historic experiences and accepted customer returns.

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

Advertising Costs

The Company recognizes  all advertising costs as incurred.  Advertising costs were approximately $1,149,000, $993,000 and $449,000 for 2005, 2004 and 2003, respectively.  Advertising costs are treated as a reduction in Revenue.

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

New Accounting Pronouncements

In November 2004, the FASB issued SFAS Statement No. 151 “Inventory Costs - An amendment of ARB No. 43, Chapter 4.”  This new standard is the result of a broader effort by the FASB to improve financial reporting by eliminating differences between GAAP in the United States and GAAP developed by the International Accounting Standards Board (IASB).  As part of this effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards.  Statement No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead.  Further, Statement No. 151 requires that allocation of fixed production overheads to conversion costs should be based on normal capacity of the production facilities.  The provisions in Statement 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  The adoption of SFAS Statement No. 151 is not expected to have an impact on the Company’s consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS Statement No. 123 (Revised 2004), “Share-Based Payments”.  The new FASB rule requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements.  That cost will be measured based on the fair value of the equity or liability instruments issued.  Public entities (other than those filing as small business issuers) will be required to apply Statement No. 123R beginning with the first interim or annual reporting period of the company’s first fiscal year  beginning after June 15, 2005.  The adoption of SFAS Statement No. 123 (Revised) is not expected to have an impact on the Company’s consolidated financial position or results of operations.

IWI Holding Limited
Notes to Consolidated Financial Statements

          Years Ended December 31, 2005, 2004 and 2003

Note 3 - Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements (Continued)

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”.  This new standard is the result of a broader effort by the FASB to improve financial reporting by eliminating differences between GAAP in the United States and GAAP developed by the International Accounting Standards Board (IASB).  As part of this effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards.  Statement 153 amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, that was issued in 1973.  The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged.  Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have “commercial substance.”  Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished.  The provisions in Statement 153 are effective for nonmonetary asset exchanges occurring in the fiscal periods beginning after June 15, 2005.  The adoption of SAFS Statement No. 153 is not expected to have an impact on the Company’s consolidated financial position or results of operation.

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

Under this borrowing facility, interest  is calculated at .25% over the bank’s prime rate with respect to the revolving loan.  In addition, an unused commitment fee is assessed at a rate of .25% representing the difference between the maximum revolving loan and the average daily outstanding balance.  An officer of the Company personally guarantees up to $3.5 million of the borrowings.

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

IWI Holding Limited
Notes to Consolidated Financial Statements

          Years Ended December 31, 2005, 2004 and 2003

Note 4 - Credit Arrangements (Continued)

As of December 31, 2005, borrowings under this credit agreement were approximately $7.9 million.  As of December 31,2005, maximum additional available borrowings under the line of credit were approximately $1.1 million, subject to certain borrowing base limitations.  The Company was in compliance with all the financial covenants during the year-ended December 31, 2005 except the debt service coverage ratio.  This covenant was waived by the bank for the year-ended December 31, 2005.

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

Note 7 - Related Party Transactions

Since 1998, some of the Company’s products were purchased from a manufacturer in Hong Kong, which is managed by a relative of an officer of the Company.  For 2005, 2004 and 2003, the Company’s purchases from this manufacturer were approximately $3,284,000, $7,887,000 and $7,394,000, respectively.  Beginning in October 2005 the Company began purchasing products from another manufacturer in Hong Kong, which is owned and managed by a relative of an officer of the Company.  Purchases from this company in 2005  were approximately $521,000.

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
Deffered
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

IWI Holding Limited
Notes to Consolidated Financial Statements

         Years Ended December 31, 2005, 2004 and 2003

Note 8 - Income Taxes (Continued)

The components of deferred income taxes as of December 31, are as follows:

 (In Thousands)

	2005	2004
Deferred Tax Assets
Net operating and capital loss carry forward	$2,951	$2,682
Accounts receivable	277	232
Inventories	488	464
Property and equipment	203	212
Accrued expenses	75	-
Deferred Tax Liability
Accrued expenses	-	(155)
	3,994	3,435
Less: Valuation allowance	(3,838)	(3,279)
Net Deferred Tax Asset	$156	$156

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

Schedule l
IWI Holding Limited
                                       Condensed Financial Information of Registrant
    Balance Sheets
     December 31, 2005 and 2004

Assets	2005	2004
Cash	$1,000	$1,000
Due from affiliate	500,000	500,000
Investments in wholly owned subsidiaries	969,000	1,161,000
Total Assets	$1,470,000	$1,662,000
Stockholders’ Equity
Preferred stock - $1 par value; authorized – 5,000,000 shares; issued and outstanding – 3,644,880 shares	$3,644,880	$3,644,880
Common stock – No par value; authorized – 10,000,000 shares; issued and outstanding – 2,544,700 shares	-	-
Additional paid-in capital	12,446,120	12,446,120
Accumulated deficit	(14,621,000)	(14,429,000)
	$1,470,000	$1,662,000
Statements of Income and Accumulated Deficit
	2005	2004
Equity in net (loss) income of subsidiaries	$(192,000)	$231,000
Accumulated deficit, beginning of year	(14,429,000)	(14,660,000)
Accumulated deficit, end of year	$(14,621,000)	$(14,429,000)

Note 1 - Basis of Presentation

The Company’s share of net (loss) income of its unconsolidated subsidiaries, all of which are wholly owned, is included in net income using the equity method. Parent-company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

Schedule ll
IWI Holding Limited
Valuation and Qualifying Accounts
Years Ended December 31, 2005, 2004 and 2003

Description	Balance at Beginning of Period	Additions Charged to Cost and Expenses	Additions Charged to Other Accounts	Deductions		Balance at End of Period
Year Ended December 31, 2003
Allowance for Doubtful Accounts	$568,000	(32,000)	-	4,000	(1)	$532,000
Inventory Valuation Allowance	$1,073,000	388,000	-	633,000	(2)	$828,000
Deferred Income Tax Valuation Allowance	$3,612,000	-	-	15,000	(3)	$3,597,000
Year Ended December 31, 2004
Allowance for Doubtful Accounts	$532,000	351,000	-	287,000	(1)	$596,000
Inventory Valuation Allowance	$828,000	308,000	-	187,000	(2)	$949,000
Deferred Income Tax Valuation Allowance	$3,597,000	-	-	318,000	(3)	$3,279,000
Year Ended December 31, 2005
Allowance for Doubtful Accounts	$596,000	116,000	-	2,000	(1)	$710,000
Inventory Valuation Allowance	$949,000	111,000	-	34,000	(2)	$1,026,000
Deferred Income Tax Valuation Allowance	$3,279,000	559,000	-	-		$3,838,000

(1)            Write-off of uncollectible accounts
(2)            Inventory losses realized
(3)            Decreases in deferred tax assets