Form 20-F/A
period 2006-12-31
IWI HOLDING LTD
filed 2008-03-04
CIK 923168

                                           SECURITIES AND EXCHANGE COMMISSION
     Washington, D.C.  20549
   FORM 20-F /A
Amendment No. 1

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THESECURITIES EXCHANGE ACT OF 1934 [Fee Required]
X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934 [Fee Required]
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
Title of Each Class None	Name of Each Exchange on Which Registered None
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

Not applicable.

ITEM 3.                       KEY INFORMATION

           SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands, except share data)

	Year Ended December 31,
	2002	2003	2004	2005	2006
Statement of Income Data:
Net sales	$25,258	$21,770	$27,561	$25,534	$27,662
Cost of sales	20,322	18,772	22,309	20,599	22,244
Gross profit	4,936	2,998	5,252	4,935	5,418
Operating expenses	4,446	4,603	4,672	4,666	4,602
Income (loss) from operations before the Restructuring Costs	490	(1,605)	580	269	816
Restructuring Costs	-	-	-	-	(378)
Income from operations	490	(1,605)	580	269	438
Other income (expense) – net	(248)	(299)	(349)	(458)	(562)
Income (loss) before income taxes	242	(1,904)	231	(189)	(124)
Income data:
Income (tax) benefit	36	-	-	(3)	(3)
Net income (loss)	$278	$(1904)	$231	$(192)	$(127)
Net income (loss) per common share	$.11	$(.75)	$.09	$(.08)	$(.05)
Cash distributions per common share	$-	$-	$-	$-	$-
Weighted average number of common shares outstanding	2,554,700	2,554,700	2,554,700	2,554,700	2,554,700

	Year Ended December 31,
	2002	2003	2004	2005	2006
Balance Sheet Data:
Working capital	$3,010	$1,233	$1,528	$1,342	$1,225
Total assets	14,255	15,327	17,466	18,540	19,352
Long-term debt	0	0	0	0	0
Shareholders’ equity	3,335	1,431	1,662	1,470	1,343

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

The following table sets forth the Company’s unaudited net sales for the periods indicated (dollar amounts are in thousands):

		Year Ended December 31,
	2004		2005		2006
	Amount	%	Amount	%	Amount	%
First Quarter	$4,906	17.8	$5,593	21.9	$5,066	18.3
Second Quarter	5,337	19.4	4,649	18.2	6,475	23.4
Third Quarter	6,428	23.3	4,868	19.1	6,213	22.5
Fourth Quarter	10,890	39.5	10,424	40.8	9,908	35.8
Total	$27,561	100.0	$25,534	100.0	$27,662	100.0

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

	2004			2005			2006
	Amount	% Sales	% Change	Amount	% Sales	% Change	Amount	% Sales	% Change
Net sales	$27,561	100.0	26.6	$25,534	100.0	(7.4)	$27,662	100.0	8.3
Gross profit	5,252	19.1	75.2	4,935	19.3	(6.0)	5,418	19.6	9.8
Operating expenses	4,672	16.9	1.5	4,666	18.3	(0.1)	4,602	16.6	(0.1)
Restructuring Costs	-	-	-	-	-	-	-	378	1.4
Income (Loss) from oper.	580	2.1	n/a	269	1.1	(53.6)	438	1.6	62.8
Other income (expense)	(349)	(1.3)	(16.7)	(458)	(1.8)	(31.2)	(562)	(2.0)	(22.7)
(Loss) Income before income taxes	231	0.8	n/a	(189)	(0.7)	n/a	(124)	(0.4)	n/a
Income tax benefit	-	-	n/a	(3)	-	n/a	(3)	-	n/a
Net (Loss) income	231	0.8	n/a	(192)	(0.7)	n/a	(127)	(0.4)	n/a
Net (Loss) income per common share			$ 0.09			$(0.08)			$(0.05)
Weighted average number ofshares outstanding	2,555			2,555			2,555

The Company’s sales are generated through the wholesaling of jewelry products to the following  groups:

	2002	2003	2004	2005	2006
Jewelry retail stores	1.1%	0.6%	0.3%	0.3%	0.2%
Specialty markets	28.8	28.5	12.3	20.8	26.1
Mass merchandisers	27.9	12.7	16.9	9.2	11.8
Department stores	26.6	39.5	50.8	46.5	46.5
National jewelry chains	12.5	16.3	17.5	22.4	14.5
Catalog showrooms	3.1	2.4	2.2	0.8	0.9
Total	100.0%	100.0%	100.0%	100.0%	100.0%

The changes in net sales are primarily attributable to changes in volumes of goods delivered to customers.  Most of the goods which we sell are produced in China.  Until July 21, 2005, the Renminbi (RMB) (Chinese currency) was pegged to the U.S. dollar at the exchange rate of 8.28 RMB to US$1.  Therefore, we were not impacted by foreign currency fluctuations.  Since July 21, 2005 the value of the RMB is pegged to a basket of currencies.  As a result, the RMB was immediately revalued to 8.11 RMB to US$1.  Since July 21, 2005, the RMB has declined to approximately 7.71 to US$1, or approximately 4.5% through April 2007.  Therefore, foreign currency fluctuation has had a minimal impact on the Company.

Year Ended December 31,2006 Compared to Year Ended December 31, 2005

Net Sales.  Net sales increased approximately $2.1 million or 8.3% to $27.7 million in 2006 from $25.5 million in 2005.  This increase in net sales reflects an increase in gross sales from the prior year of $3.3 million partially offset by an increase in returns compared to 2005 of approximately $1.0 million.  Coop advertising charged against sales increased $133,000 in 2006.  This increase in 2006 revenues reflect a combination of the expansion of our customer base as well as increased sales to other existing customers offset by decreased sales from the Company’s largest customer of approximately $2.2 million.

Gross Profit.  Gross profit increased $483,000 or 9.8% to $5.4 million in 2006 from $4.9 million in 2005.  Gross margins improved slightly in 2006 to 19.6% vs 19.3% in 2005; an improvement of .3%.  This improvement in overall gross margins was in part due to continued emphasis placed on the profitability of each product sold and increased standard profit levels implemented.

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

Income from Operations.  Income from operations was $438,000 in 2006 compared to $269,000 in 2005, representing an increase from the prior year of $169,000.  Operating expenses decreased $64,000.

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

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Sales.  Net sales decreased approximately $2.0 million or 7.4% to $25.5 million in 2005 from $27.6 million in 2004.  This decrease in net sales reflects a decrease in gross sales from the prior year of $3.4 million partially offset by a decrease in returns compared to 2004 of approximately $1.5 million.  This decrease in 2005 revenues reflect a combination of decreased sales from the Company’s two largest customers of approximately $5.9 million offset partially by the expansion of our customer base as well as increased sales to other existing customers.  Coop advertising charged against sales increased $156,000.  The change in net sales resulted from a decrease in unit volume of approximately 8.1% which was partially offset by a price increase of approximately 1.5%.

Gross Profit.  Gross profit decreased $317,000 or 6.0% to $4.9 million in 2005 from $5.2 million in 2004.  Gross margins improved slightly in 2005 to 19.3% vs 19.1%in 2004; an improvement of...2%.  This improvement in overall gross margins was in part due to continued emphasis placed on the profitability of each product sold and increased standard profit levels implemented.  This was offset in part due to higher advertising costs, an increase of $156,000.

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

The following table summarizes cash provided by (used in) the Company’s business activities for the past three years (dollar amounts are in thousands):

	2004	2005	2006
Operating activities	$(601)	$(2,385)	$(92)
Investing activities	(2)	(12)	(5)
Financing activities	604	2,535	60
Increase (decrease) in cash	1	138	(37)

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

Off Balance Sheet Arrangements.

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

		Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating Lease Obligations	$822,000	$111,000	$303,000	$217,000	$191,000
Overseas Housing Rental	45,000	34,000	11,000	-	-
Total	$867,000	$145,000	$314,000	$217,000	$191,000

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

Employment Contracts

The Company has an employment contract with Joseph K. Lau who is employed by Imperial  was renewed in 2006 for a five-year period expiring on July 31, 2011.  The agreement calls for a base salary of $280,000 per year with an automatic salary increase of 5 percent (5%) if the Company reports a minimum of $100,000 pretax income.  If the required minimum pretax income is not attained the salary level remains the same.  The agreement also provides for a bonus of 5 percent (5%) of the Company’s pretax profit.  The agreement includes provisions for severance payments for the greater of one half (1/2) of the compensation earned under this agreement for the remaining term of this agreement or severance pay equal to one year’s base salary or any period for which the employee is required not to compete.

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

The following table sets forth the high and low bid price per share for the Company’s Common Stock for each quarterly period for the past two years.

	2006		2005
	High	Low	High	Low
First Quarter	$.100	$.070	$.080	$.080
Second Quarter	.090	.060	.100	.070
Third Quarter	.070	.060	.120	.070
Fourth Quarter	.115	.060	.100	.070

The following table sets forth the high and low bid price per share for the Company’s Common Stock for each month for the past six months.

		High	Low
2006	November	$.060	$.060
	December	.115	.060

2007	January	$.090	$.090
	February	.090	.060
	March	.060	.060
	April	.060	.060

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

The Company does not hold or issue financial instruments for trading or speculative purposes.  The Company's financial instruments include accounts receivable, accounts payable, and notes payable.The exposure to the Company for interest rate fluctuations is limited to the existing line of credit and is not expected to be significant to its overall results of operation.

ITEM 12.                       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                       DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

None reportable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None reportable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

We  maintain disclosure controls and procedures, which are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within time periods specified in the Securities and Exchange Commission’s rules and forms and such information is accumulated and communicated to our management, including our chief executive officer, or CEO who is also our chief financial officer or CFO, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of the Company’s management, including our CEO who is also our CFO, an evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report.  Based on that evaluation, our management, including our CEO who is also our CFO, concluded that our disclosure controls and procedures were effective as of December 31, 2006.

An evaluation was also performed under the supervision and with the participation of our management ,including our CEO who is also our CFO, of any change in our internal controls over financial reporting that occurred during our last fiscal quarter and that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.  The evaluation did not identify any change in our internal controls over financial reporting that occurred during our latest fiscal quarter and that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

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

Under the supervision and with the participation of our management, including our CEO/CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on our evaluation under the frame work in Internal Control Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.  However, our annual report does not include an attestation report of our independent registered accountant on Management’s Annual Report on Internal Control over Financial Reporting.

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

IWI HOLDING LIMITED

Date: February 29, 2008	By:	/s/Joseph K. Lau
Joseph K. Lau
Chairman, President and Director

CERTIFICATIONS

I, Joseph K Lau, certify that:

1. I have reviewed this annual report on Form 20-F of IWI Holding, Limited:

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report:

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)  designed such disclosure controls and procedures, or caused such disclosure control and procedures to be designed under my supervision, to ensure that material information relating to the registrant,  is made known to us by others particularly during the period in which this annual report is being prepared;
(b)  evaluated the effectiveness of the registrant’s disclosure controls and procedures as of the end of the period covered by this report (the “Evaluation Date”); and
(c)  evaluated the effectiveness of the registrant’s disclosure controls and procedures and presents in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)  disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function);
(a)  all significant deficiencies and material weaknesses in the design or operation of internal controlsover financial reporting which  are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial data, and
(b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s  internal control over financial reporting.

Date:  February 29, 2008
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

Date:  February 29, 2008                                                                                      By: /s/ Joseph K. Lau
Chairman, President and Director

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the  financial position of IWI Holding Limited as of December 31, 2006, and the results of its operations and its cash  flows for each of the year then ended in conformity with accounting principles generally accepted in the United  States of America. In addition, the information set forth in schedules listed in the index at item 19(a) is fairly stated,  in all material respects, in relation to the consolidated financial statements from which it has been derived. As discussed in Note 3 to the consolidated Financial Statements, the 2006, 2005 and 2004 financial information  have been restated to correct a misstatement.

/s/Spector & Wong, LLP
Pasadena, California
June 7, 2007, except for the note 3, correction of an error and note 14 restructuring costs, of which the date is February 29, 2008.

Report of Independent Registered Public Accounting Firm

The Board of Directors
IWI Holding Limited
Westmont, Illinois

We have audited the accompanying consolidated balance sheet of IWI Holding Limited as of December 31, 2005 and the related consolidated statements of operations, stockholders’ equity and cash flows for the two years in the period ended December 31, 2005.  Our audits also included the financial statement schedules listed in the index at item 19(a).  These financial statements and schedules are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IWI Holding Limited as of December 31, 2005, and the results of its operations and its cash flows for the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.  In addition, the information set forth in schedules listed in the index at item 19(a) is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

As discussed in Note 3 to the consolidated financial statements, the 2005 and 2004 consolidated financial statements have been restated to correct a misstatement.

/s/Blackman Kallick, LLP
Chicago, Illinois
April 17, 2006, except for Note 3, correction of an error, as to which the date is January 7, 2008.

Exhibit A
IWI Holding Limited
                     Consolidated Balance Sheets
    (In Thousands, Except Share Data)

                                                 December 31, 2006 and 2005

	2006	2005
Assets
Current Assets
Cash	$102	$139
Accounts receivable, less allowance for doubtful accounts of $551 in 2006 and $710 in 2005	9,071	9,336
Inventories	9,771	8,676
Deferred income taxes	156	156
Prepaid expenses	134	105
Total Current Assets	19,234	18,412
Leasehold Improvements, Machinery and Equipment	2,983	2,978
Less accumulated depreciation	(2,865)	(2,850)
Property and Equipment, Net	118	128
Total Assets	$19,352	$18,540
Liabilities and Stockholders’ Equity	2006	2005
Current Liabilities
Line of credit	$7,704	$7,913
Notes payable
Employees, related parties	294	294
Other	922	653
Accounts payable - Trade	6,117	5,272
Accounts payable to affiliated companies	1,573	1,418
Accrued liabilities	1,399	1,520
Total Current Liabilities	18,009	17,070
Stockholders’ Equity (Deficit)
Preferred stock - $1 par value; authorized 5,000,000 shares; issued and outstanding 3,644,880 shares	3,645	3,645
Common stock No par value; authorized 10,000,000 shares; issued and outstanding 2,554,700 shares	-
Additional paid-in capital	12,446	12,446
Accumulated deficit	(14,748)	(14,621)
Total Stockholders’ Equity	1,343	1,470
Total Liabilities & Stockholders’ Equity	$19,352	$18,540

See notes to consolidated financial statements

Exhibit B
IWI Holding Limited
Consolidated Statements of Operations
(In Thousands, Except Share Data)

Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Net Sales	$27,662	$25,534	$27,561
Cost of Sales	22,244	20,599	22,309
Gross Profit	5,418	4,935	5,252
Selling, General and Administrative Expenses	4,602	4,666	4,672
Restructuring Cost	378	-	-
Income (Loss) from Operations	438	269	580
Interest Expense	(586)	(458)	(349)
Other Income	24	-	-
(Loss) Income Before Income Taxes	(124)	(189)	231
Income Tax Expense	(3)	(3)	-
Net (Loss) Income	$(127)	$(192)	$231
Net (Loss) Income per Common Share	$(0.05)	$(0.08)	$0.09
Weighted-Average Number of Common Shares Outstanding	2,554,700	2,554,700	2,554,700

See notes to consolidated financial statements

Exhibit C

IWI Holding Limited
Consolidated Statements of Stockholders’ Equity
(In Thousands, Except Share Data)

Years Ended December 31, 2006, 2005 and 2004

	Preferred Stock		Common Stock
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated Deficit	Total
Balance, January 1, 2004	3,644,880	$3,645	2,554,700	$-	$12,446	$(14,660)	$1,431
Net Income	-	-	-	-	-	231	231
Balance, December 31, 2004	3,644,880	3,645	2,554,700	-	12,446	(14,429)	1662
Net Loss	-	-	-	-	-	(192)	(192)
Balance, December 31, 2005	3,644,880	3,645	2,554,700	-	12,446	(14,621)	1,470
Net Loss	-	-	-	-	-	(127)	(127)
Balance, December 31, 2006	3,644,880	$3,645	2,554,700	$-	$12,446	$(14,748)	$1,343

See notes to consolidated financial statements

Exhibit D
IWI Holding Limited
Consolidated Statements of Cash Flows
(In Thousands)

         Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash Flows from Operating Activities
Net (loss) income	$(127)	$(192)	$231
Adjustments to reconcile net (loss) to income net cash used in operating activities
Depreciation and amortization	15	18	66
Provision for doubtful accounts	33	116	351
(Increase) decrease in Accounts receivable	232	(1,738)	(2,508)
Inventories	(1,095)	622	(63)
Prepaid expenses	(29)	58	18
Increase (decrease) in Accounts payable – Trade	845	(622)	1,491
Accounts payable to affiliated companies	155	(667)	(483)
Accrued liabilities	(121)	20	296
Net Cash Used in Operating Activities	(92)	(2385)	(601)
Net Cash Used in Investing Activities
Purchases of property and equipment	(5)	(12)	(2)
Net Cash Used in Investing Activities	(5)	(12)	(2)
Cash Flows from Financing Activities
Checks issued in excess of Funds on deposit	-	-	(24)
(Payments on) borrowings from notes payable Employees	-	(21)	(20)
Other	269	226	315
Borrowings from line of credit, net	(209)	2,330	333
Net Cash Provided by Financing Activities	60	2535	604
Net Increase (Decrease) in Cash	(37)	138	1
Cash, Beginning of Year	139	1	-
Cash, End of Year	$102	$139	$1

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

Note 2 - Status of Operations

The Company during 2006 was successful in its effort to diversify its customer base thereby reducing its reliance on two to three major customers.  The diversification effort was successful in 2006 as the Company added three customers to its customer base accounting for sales in excess of $5 million.  These new customers have significant upside potential.  The increase was offset in part by lower sales from other customers.   Overall net sales reported in 2006 increased $ 2,128,000 or 8.3% compared to one year ago.  Coop advertising costs charged against revenue increased $133,000 in 2006.  Moving forward in 2007 the Company expects its core major customers to increase its sales from 2006 levels and continue the expansion of its customer base.

Gross margins for the Company increased 0.3% to 19.6% in 2006 from 19.3% experienced in 2005.  Gross profit increased $ 483,000 compared to 2005 levels.  Excluding the effect of consignment and liquidation sales for 2006 and 2005 gross profit increased $518,000.  Gross margin excluding the effect of consignment and liquidation sales increased 0.8% from 21.1% in 2005 to 21.9% in 2006.  This change in overall gross margins was in part due to a change in the mix of sales by customer.  Continued emphasis is placed on the profitability of each product sold and standard profit levels implemented.

Income from operations in 2006 including restructuring costs was $438,000 an improvement of $169,000 from 2005 levels of $ 269,000.  During 2006 the Company incurred costs associated with restructuring of approximately $378,000.  The Company began restructuring its operations late in the 2ndquarter and early 3rdquarter.  These costs comprised severance costs associated with the elimination of 14 employees or approx. 25% of total employees; start up costs to integrate the operations and systems which were outsourced to China with the operations and systems in the U.S. net of labor savings generated.  Most of the functions outsourced overseas were production related and includes in part boxing, tagging and packaging of the product as well as certain other clerical data entry.  These functions have been contracted through a Mainland Chinese Company called Best Mark Logistics (BML).  The effect on a go forward basis of these changes as well as renegotiating the current lease and reducing present square footage of the US office is expected to generate $85,000 to $100,000 saving in 2007.  Effective April 1, 2007 six upper management members have voluntarily reduced their salary 10% to aid the Company in attaining it’s profit objective.  Should these objectives be exceeded these individuals would be reimbursed for this voluntary salary reduction.  Further personnel reductions may be addressed in 2007 as the efficiencies and capability of BML improves.

Interest expense for 2006 was $586,000 an increase of  $128,000 or 28.0% from $458,000 in 2005 reflecting increased borrowing levels and increases in overall interests rates.  Other Income before taxes of 24,000 reflects the sale of one of the Company's trademarks.  Tax expense recorded represents additional tax liability as a result of conclusion of a tax audit for the year 2004.

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

Inventories

Inventories, primarily consisting nearly entirely of finished goods, (raw materials and work in process for the light assembly operation for the stringing of  pearls in the U.S. being the balance), are stated at the lower of first-in, first-out - (FIFO) cost or market. No costs other than purchase cost freight or duties are capitalized in inventories.

As of December 31, 2006 and 2005, the inventory valuation reserve was $1,215,000 and $1,026,000 respectively.  The Company recorded an expense of $252,000, $131,000 and $308,000 during 2006, 2005 and 2004, respectively, to adjust the inventory value to lower of cost or market and to provide for future liquidations.

Revenue Recognition

Revenue is recognized in the consolidated financial statements when materials are relieved from inventory and shipped or FOB our facility in Westmont, Illinois.  Nearly all freight expense is paid by the customer.    Net sales are arrived at by deducting returns, discounts and coop advertising from gross sales.  Returns are deducted from allowances when received.  In addition, allowances for future returns are provided based on historic experiences and accepted customer returns.

Cost of Sales

Cost of sales consisted of cost of goods relieved from our inventory.  Inventory write-downs, purchasing and receiving costs, inspection costs as well as warehousing and distribution costs are included in sales.

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses consists of all operating expenses other than costs of goods purchased, inbound freight and interest.  Such expenses would include salary and wages, commission, rent, travel, and all other general and administrative expenses.

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

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock option grants in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees” and, accordingly, recognized no compensation expense for the stock option grants.  Effective January 1, 2006, the Company adopted the fair recognition

IWI Holding Limited
Notes to Consolidated Financial Statements

         Years Ended December 31, 2006, 2005 and 2004

Note 3 - Summary of Significant Accounting Policies (Continued)

provisions of FASB Statement No. 123 (R), “Share-Based Payment” (SFAS 123R), using the modified-prospective-transition method.  Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006 based on the grant date fair value calculated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123 (R).  As of December 31, 2006 and 2005, there were no stock options granted and outstanding.

Advertising Costs

The Company expenses all advertising costs as incurred.  Advertising costs were approximately $1,282,000, $1,149,000 and $993,000 for 2005, 2004 and 2003, respectively.  Advertising costs are treated as a reduction in Revenue.

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

Correction of an Error

The Company has reduced net sales and selling, general and administrative expenses by $1,282,000, $1,149,000 and $993,000 in 2006, 2005 and 2004, respectively to properly classify cooperative advertising costs.  The correction of the error had no impact on net (loss) income or accumulated deficit for the years restated.

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

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”.  This statement requires employers to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization.  This statement also requires an employer to measure the funded status of a plan as of the date of it year-end statement of financial position, with limited exceptions.  The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006.  This pronouncement does not currently apply to the Company.

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

Note 8 - Income Taxes

The following table summarizes income taxes (benefits):

		Year Ended December 31
(In Thousands)		2006	2005	2004
Current	U.S. federal	$(3)	$(3)	$-
	U.S. state	-	-	-
	Other	-	-	-
		(3)	(3)	-
Deferred	U.S. federal	-	-	-
	U.S. state	-	-	-
	Other	-	-	-
		-	-	-
	Income Tax Expense	(3)	(3)	-

The differences between the U.S. federal statutory tax rate and the Company’s effective tax rate are as follows:

	Year Ended December 31
	2006	2005	2004
U.S. federal statutory tax rate	34%	34%	34%
Change in valuation allowance	(35)	(35)	(35)
Other	1	1	1
Consolidated Effective Tax Rate	-%	-%	-%

IWI Holding Limited
Notes to Consolidated Financial Statements

         Years Ended December 31, 2006, 2005 and 2004

Note 8 - Income Taxes (Continued)

The components of deferred income taxes as of December 31, are as follows:

(In Thousands)	2006	2005
Deferred Tax Assets
Net operating and capital loss carry forward	$2,891	$2,951
Accounts receivable	215	277
Inventories	576	488
Property and equipment	192	203
Accrued expenses	482	75
Deferred Tax Liability Accrued expenses	-	-
	4,356	3,994
Less: Valuation allowance	(4,200)	(3,838)
Net Deferred Tax Asset	$156	$156

In accordance with the provisions of Internal Revenue Code Section 382, utilization of the company’s net operating loss carry forward is estimated to be limited to approximately $111,000 per year because of a change in corporate ownership. However, because some of the net operating losses were incurred during part of fiscal year 1998 and all of 1999 when the Section 382 limitation did not apply, the company has approximately $6,100,000 of net operating loss carry forward available for immediate use as of December 31, 2006.  Because of the Section 382 limitation, the portion of the company’s total net operating loss carry forward that may be utilized through expiration is estimated to be approximately $7,400,000.  This net operating loss carry forward will expire through 2026.
.
Note 9 - Supplemental Cash Flow Information

	Year Ended December 31
(In Thousands)	2006	2005	2004
Cash paid for interest	$583	$409	$334

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

Note 12 - Commitments and Contingencies

Litigation

The Company is a codefendant in a class action lawsuit brought by a stockholder in 1996 who alleges the Company misrepresented its financial position in interim financial statements.  The original suit seeks damages in excess of $11 million.  The Company has repeatedly disputed the stockholder’s allegations and believes that they will ultimately prevail in the litigation.  The parties reached an agreement in principal to settle the claim for a significantly lesser amount, which was accrued for in 1999.  The settlement agreement is subject to court approval and the Company may decline to proceed with the agreement if a significant number of class members “opt out” of the settlement.  As of December 31, 2006, there has been no response from counsel for the class action lawsuit or from the lead plaintiff. The Company continues to accrue the settlement amount until the issue is resolved. The total accrued as of December 31, 2006 was $250,000.  This amount has been accrued since 1999.

Operating Leases

On February 5, 2007 Imperial amended and downsized it’s rentable square feet under it’s existing lease.  The length of the lease was also extended through August 2014.  Imperial is obligated under a lease on its operating facility, located in Westmont, Illinois for minimum rentals as well as real estate taxes and other operating expenses through August 2014.

The future minimum lease payments required under this lease as of December 31, 2006 are as follows:

Year Ending December 31:
2007	$111,000
2008	98,000
2009	101,000
2010	104,000
2011	107,000
2012	110,000
2013	114,000
2014	77,000
$822,000

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

The future minimum annual compensation payments as required under the agreement as of December 31, 2006 are as follows:

Year Ending December 31:
2007	$280,000
2008	280,000
2009	280,000
2010	280,000
2011	163,000
$1,281,000

Note 13.  Subsequent Event

In June, 2007, the Company reached a tentative agreement with a new financial institution subject to due diligence and credit committee approval whereby the Company can borrow up to $10 million.  The new line of credit carries interest at 3% over the LIBOR rate or the bank prime rate and matures in June 2010.

Note 14.                       Restructuring Costs

The company began restructuring its operations late in the 2nd quarter and early 3rd quarter.  These costs comprised severance costs associated with the elimination of 14 employees or approx. 25% of total employees, start up costs to integrate the operations and systems which were outsourced to China with the operations and systems in the U.S. net of labor savings generated.  Most of the functions outsourced overseas were production related and includes in part boxing, tagging and packaging of the product as well as certain other clerical data entry.  The Company accounts for its restructuring activities in accordance with Statement of Financial Accounting Standards No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) and Statement of Financial Accounting No. 112, “Employees’ Accounting for Post Employment Benefits” (“SFAS 112”).  As of December 31, 2006, the Company’s total restructuring accrual was $68,000.

During fiscal 2006, the Company recorded $378,000 in restructuring charges which included $168,000 for severance and benefits, $210,000 for startup costs in China.  As of December 31, 2006, 14 employees have been terminated.  Payments related to severance and benefits are expected to be paid off by the second quarter of fiscal 2007.  Further personnel reductions may be addressed in 2007 as the efficiencies and capability of the outsourced company improves.  The severance costs on future personnel reductions will be recognized when the actions occur.

The following table summarizes the various restructuring plan (in thousands):

	Workforce Reduction	Startup Costs	Total
Accural balance as of December 31, 2005	$0	$0	$0
Restructuring charges	168	210	378
Cash payments	(100)	(210)	(310)
Accural balance as of December 31, 2006	$68	$0	$68

Schedule l
IWI Holding Limited
                                       Condensed Financial Information of Registrant
    Balance Sheets
     December 31, 2006 and 2005

Assets	2006	2005
Cash	$1,000	$1,000
Due from affiliate	500,000	500,000
Investments in wholly owned subsidiaries	842,000	969,000
Total Assets	$1,343,000	$1,470,000
Stockholders’ Equity
Preferred stock - $1 par value; authorized – 5,000,000 shares; issued and outstanding – 3,644,880 shares	$3,644,880	$3,644,880
Common stock – No par value; authorized – 10,000,000 shares; issued and outstanding – 2,544,700 shares	-	-
Additional paid-in capital	12,446,120	12,446,120
Accumulated deficit	(14,748,000)	(14,621,000)
	$1,343,000	$1,470,000
Statements of Income and Accumulated Deficit	2006	2005
Equity in net (loss) income of subsidiaries	$(127,000)	$(192,000)
Accumulated deficit, beginning of year	(14,621,000)	(14,429,000)
Accumulated deficit, end of year	$(14,748,000)	$(14,621,000)

Note 1 - Basis of Presentation

The Company’s share of net (loss) income of its unconsolidated subsidiaries, all of which are wholly owned, is included in net income using the equity method. Parent-company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

Schedule ll
IWI Holding Limited
Valuation and Qualifying Accounts
Years Ended December 31, 2006, 2005 and 2004

Description	Balance at Beginning of period	Additions Charged to Cost and Expenses	Additions Charged to Other Accounts	Deduction		Balance at End of period
Year Ended December 31, 2004
Allowance for Doubtful Accounts	$532,000	351,000	-	287,000	(1)	$596,000
Inventory Valuation Allowance	$828,000	308,000	-	187,000	(2)	$949,000
Deferred Income Tax Valuation Allowance	$3,597,000	-	-	318,000	(3)	$3,279,000
Year Ended December 31, 2005
Allowance for Doubtful Accounts	$596,000	116,000	-	2,000	(1)	$710,000
Inventory Valuation Allowance	$949,000	111,000	-	34,000	(2)	$1,026,000
Deferred Income Tax Valuation Allowance	$3,279,000	559,000	-	-	(3)	$3,838,000
Year Ended December 31, 2006
Allowance for Doubtful Accounts	$710,000	25,000	-	184,000	(1)	$551,000
Inventory Valuation Allowance	$1,026,000	268,000	-	149,000	(2)	$1,145,000
Deferred Income Tax Valuation Allowance	$3,838,000	362,000	-	-		$4,200,000

(1)            Write-off of uncollectible accounts
(2)            Inventory losses realized
(3)            Decreases in deferred tax asset