Form 20-F
period 2007-12-31
IWI HOLDING LTD
filed 2008-08-15
CIK 923168

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THESECURITIES EXCHANGE ACT OF 1934
X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2007
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
None (Title of Class)

As of July 25, 2008, the Registrant had outstanding 2,554,700 shares of Common Stock and 3,644,480 shares of Preferred Stock.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past twelve (12) months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past ninety (90) days.  [ X ] Yes [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See the definitions of large accelerated filer and accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):  [  ] large accelerated filer [  ] accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: [X] US GAAP [  ] International Accounting Reporting Standards as issued by the International Accounting Standards Board [  ] Other. If “Other” has been checked in response to the previous question, indicate by check mark which financial statement  item the registrant has elected to follow: [  ]   Item 17   [  ]  Item 18

PART I

ITEM 1.                       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.                       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                       KEY INFORMATION

           SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except share data)

	Year Ended December 31,
	2003	2004	2005	2006	2007
Statement of Income Data:
Net sales	$21,770	$27,561	$25,534	$27,662	$-
Cost of sales	18,772	22,309	20,599	22,244	-
Gross profit	2,998	5,252	4,935	5,418	-
Operating expenses	4,603	4,672	4,666	4,602	-
Income (loss) from operations before the Restructuring Costs	(1,605)	580	269	816	-
Restructuring Costs	-	-	-	(378)	-
Other income (expense) – net	(299)	(349)	(458)	(562)	-
Income (loss) before income taxes	(1,904)	231	(189)	(124)	-
Income data:
Income (tax) benefit	-	-	(3)	(3)	-
Net income (loss) from continuing operations	(1904)	231	(192)	(127)	-

Discontinued operations	-	-	-	-	(1,260)
Loss on sale of subsidiary	-	-	-	-	(83)
Net income (loss)	$(1904)	$231	$(192)	$(127)	$(1,343)
Net income (loss) per common share	$(.75)	$.09	$(.08)	$(.05)	$(0.53)
Cash distributions per common share	$-	$-	$-	$-	$-
Weighted average number of common shares outstanding	2,554,700	2,554,700	2,554,700	2,554,700	2,554,700

	Year Ended December 31,
	2003	2004	2005	2006	2007
Balance Sheet Data:
Working capital	$1,233	$1,528	$1,342	$1,225	$-
Total assets	15,327	17,466	18,540	19,624	-
Long-term debt	0	0	0	0	-
Shareholders’ equity	1,431	1,662	1,470	1,343	-

Disposition

On December 31, 2007, the JK Advisers Hedge Fund LLC (“JK Advisers”) acquired control of the Company from Bamberg Company Limited by the purchase of the 918,750 shares of Common Stock held by Bamberg, and the acquisition of an option to purchase Bamberg’s Preferred Stock (which option JK Advisers has assigned to other parties). JK Advisers retains an irrevocable proxy with respect to the Preferred Stock. The consideration paid by JK Advisers was $350,000. The nominee of JK Advisers, Mark Thompson, will be elected as the sole officer and director of the Company and the Company’s operating subsidiary will be sold to its original principal shareholder as of December 31, 2007. Prior to the change of control, the Company and JK Advisers negotiated the transaction in December 2007. Neither the Company nor its management had any prior contact or affiliation with JK Advisers.

The Company is a shell company subsequent the sale of the subsidiary and will seek for a suitable acquisition.  The Company can not predict what industry the new business will be in, nor can it predict the terms of any acquisition, as such, the nature of future operations for the Company have not been determined.

As of December 31, 2007, there were approximately 250 common shareholders of record and 1 record holder of Preferred Stock.

Risk Factors

The Company is a shell company subsequent the sale of the subsidiary and will seek for a suitable acquisition.  The Company can not predict what industry the new business will be in, nor can it predict the terms of any acquisition, as such, the nature of future operations for the Company and risk factors there in have not been determined.

ITEM 4.                       INFORMATION ON THE COMPANY

General

IWI Holding Limited (“Company”) was incorporated in the British Virgin Islands on February 22, 1993. The Company, through its wholly owned subsidiary, Imperial World, Inc. (“Imperial”), incorporated in the State of Illinois, is engaged in the design, assembly, merchandising and wholesale distribution of jewelry.  The Company provides a broad range of fashionable jewelry targeted at consumers who seek fine jewelry at moderate prices for every day wear.  These customers are likely to purchase jewelry at frequent intervals as fashions and styles change.  The majority of the Company’s U.S. sales are under the trade name of “World Pacific Jewelry.”  Customers of the Company are principally large retail establishments with jewelry departments and mass media marketers.

The Company is a shell company subsequent the sale of the subsidiary and will seek for a suitable acquisition.  Revenue and expense information as disclosed the notes the financial statements are included in discontinued operations for the year ending December 31, 2007.

Products and Pricing

The Company’s principal products are fine jewelry of rings, earrings, pendants, bracelets and necklaces, made of 10, 14 and 18-karat gold, set with diamonds, precious or semi-precious stones.  In addition, the Company is also a major supplier of pearl products in the industry. The Company’s products are currently sold in over 7,000 retail outlets.  For the majority of products, the average wholesale price is approximately $75 with the prices ranging from approximately $20 to $500.

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

Customers

The Company’s customers consist of jewelry retail stores, mass merchandisers, such as Wal-Mart Stores, Inc., department stores, such as J.C. Penney Company, Inc., national jewelry chains, catalog showrooms and various specialty markets to include television and internet outlets.  The Company derived approximately 42% of its net sales from one customer during 2007.  The Company has no long-term contracts with any customers; however, the core of each of its large volume purchasers had been customers for at least five years.  The following table sets forth the approximate percentage of net sales for the major markets for the periods indicated.

	Year Ended December 31,
	2005	2006	2007
Jewelry retail stores	0.3%	0.2%	0.1%
Specialty markets	20.8	26.1	18.4
Mass merchandisers	9.2	11.8	8.1
Department stores	46.5	46.5	52.1
National jewelry chains	22.4	14.5	20.7
Catalog showrooms	0.8	0.9	0.6
Total	100.0%	100.0%	100.0%

Competition

The jewelry industry in the United States is highly fragmented, with little significant brand name recognition or consumer loyalty.  Selection is generally a function of design appeal, high perceived value and quality in relation to price.

Retail jewelry industry generates an estimated $44 billion in annual sales in the United States.  Retail jewelry sales have historically increased at a rate in excess of the inflation rate.  This increase is principally attributable to the growth in the number of dual working households, which in turn has increased the amount of disposable income for women,, the largest group of jewelry purchasers.

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

The following table sets forth the Company’s unaudited net sales for the periods indicated (dollar amounts are in thousands):

		Year Ended December 31,
	2005		2006		2007
	Amount	%	Amount	%	Amount	%
First Quarter	$5,707	21.4	$5,285	18.3	$7,303	23.7
Second Quarter	4,972	18.6	6,759	23.3	6,122	19.9
Third Quarter	5,137	19.3	6,573	22.7	6,535	21.1
Fourth Quarter	10,867	40.7	10,327	34.7	10,875	35.3
Total	$26,683	100.0	$28,944	100.0	$30,835	100.0

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

Property, Plants and Equipment

The Company maintains its registered offices in the BVI; the Company leased approximately 13,000 square feet of space for operations and pearl assembly in Westmont, Illinois.  The Company has been at its current location since November 1993.  In February 2007, the Company amended its lease reducing its space needs to approximately 7,500 square feet.  The facility, which provides state of the art security, was designed to maximize the efficiency of the Company’s current operations and to provide for anticipated growth.  The leased property was included in the disposition of the subsidiary transaction effective December 31, 2007.  See item 3 for further detail on the disposition of the subsidiary.

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

The parties reached an agreement in principle to settle the claim for a significantly lesser amount, which was accrued as of December 31, 1999.  The settlement agreement is subject to court approval and the Company may decline to proceed with the agreement if a significant number of class members “opt out” of the settlement.  As of April 30, 2007, there has been no response from counsel for the class action lawsuit or from the lead counsel.  The liability associated with this legal proceeding is included in the financial statements of the disposed subsidiary and any potential future liability is their responsibility.  See item 3 for further detail on the disposition of the subsidiary.

ITEM 5.                       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of Securities Exchange Act of 1934.  Actual results could differ materially from those projected in the forward-looking statements as a result of the risks, which the Company cannot foresee.  Such risks include, but are not limited to an economic turndown, changes in government policies, financial difficulty with or loss of a major customer or interruption in supplies.

Results of Operations

The following table sets forth, for the periods indicated, certain information derived from the Consolidated Statements of Income of the Company.  All dollar and share amounts are set forth in thousands, except per share data.

	2005			2006			2007
	Amount	% Sales	% Change	Amount	% Sales	% Change	Amount	% Sales	% Change
Net sales	$25,534	100.0	(7.4)	$27,662	100.0	8.3	$-	0.0	(100.0)
Gross profit	4,935	19.3	(6.0)	5,418	19.6	9.8	-	0.0	(100.0)
Operating expenses	4,666	18.3	(0.1)	4,602	16.6	(0.1)	-	0.0	(100.0)
Restructuring Costs	-	-	-	378	1.4		-	0.0
Income (Loss) from oper.	269	1.1	(53.6)	438	1.6	62.8	-	0.0	(100.0)
Other income (expense)	(458)	(1.8)	(31.2)	(562)	(2.0)	(22.7)	-	0.0	(100.0)
(Loss) Income before income taxes	(189)	(0.7)	n/a	(124)	(0.4)	n/a	-	0.0	n/a
Income tax	(3)	-	n/a	(3)	-	n/a	-	0.0	n/a
Net (Loss) income from continuing operations	(192)	(0.7)	n/a	(127)	(0.4)	n/a	-	0.0	n/a
Discontinued Operations	-	-	n/a	-	-	n/a	(1,260)	n/a	n/a
Loss on sale of subsidiary							(83)	n/a	n/a
Net loss	(192)	(0.7)	n/a	(127)	(0.4)	n/a	(1,343)	n/a	n/a
Net (Loss) income per common share			$ (0.08)			$(0.05)			$(0.53)
Weighted average number of shares outstanding	2,555			2,555			2,555

The Company’s sales are generated through the wholesaling of jewelry products to the following  groups:

	2003	2004	2005	2006	2007
Jewelry retail stores	0.6%	0.3%	0.3%	0.2%	0.1%
Specialty markets	28.5	12.3	20.8	26.1	18.4
Mass merchandisers	12.7	16.9	9.2	11.8	8.1
Department stores	39.5	50.8	46.5	46.5	52.1
National jewelry chains	16.3	17.5	22.4	14.5	20.7
Catalog showrooms	2.4	2.2	0.8	0.9	0.6
Total	100.0%	100.0%	100.0%	100.0%	100.0%

The change in net sales is attributed to the classification of 2007 activity to discontinued operations.  Most of the goods are produced in China.  Until July 21, 2005, the Renminbi (RMB) (Chinese currency) was pegged to the U.S. dollar at the exchange rate of 8.28 RMB to US$1.  Therefore, we were not impacted by foreign currency fluctuations.  Since July 21, 2005, the value of the RMB is pegged to a basket of currencies.  As a result, the RMB was immediately revalued to 8.11 RMB to US$1.  Since July 21, 2005, the RMB has declined to approximately 7.31 and 7.82, to US$1, as of December 31, 2007 and 2006, respectively.  Therefore, foreign currency fluctuation has had a minimal impact on the Company.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The results of operations for the year ended December 31, 2007 are all classified within discontinued operations as a result of the sale of the subsidiary effective December 31, 2007.  See below for further details on the disposition of the subsidiary.

Net Loss.  The net loss for 2007 totaled $1,343,000 a change of $1,216,000 compared to the net loss reported in 2006 of $127,000.

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

Gross Profit.  Gross profit increased $483,000 or 9.8% to $5.4 million in 2006 from $4.9 million in 2005.  Gross margins improved slightly in 2006 to 19.6% vs. 19.3% in 2005; an improvement of .3%.  This improvement in overall gross margins was in part due to continued emphasis placed on the profitability of each product sold and increased standard profit levels implemented.

Restructuring Costs.  The Company incurred costs associated with restructuring of approximately $378,000.  The Company began restructuring its operations late in the 2nd quarter and early 3rd quarter. These costs comprised severance costs associated with the elimination of 14 employees or approximately 25% of total employees, start up costs to integrate the operations and systems, which were outsourced to China with the operations and systems in the U.S. net of labor savings generated.  Most of the functions outsourced overseas were production related and includes in part boxing, tagging and packaging of the product as well as certain other clerical data entry.

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

Analysis of Financial Position, Liquidity and Capital Resources

The Company is a shell company subsequent the sale of the subsidiary, effective December 31, 2007 and will seek for a suitable acquisition.  The Company cannot predict what industry the new business will be in, nor can it predict the terms of any acquisition, as such, the primary liquidity needs of the Company have not been determined.

The following table summarizes cash provided by (used in) the Company’s business activities for the past three years (dollar amounts are in thousands):

	2005	2006	2007
Operating activities	$(2,385)	$(92)	$(205)
Investing activities	(12)	(5)	(350)
Financing activities	2,535	60	453
Increase (decrease) in cash	138	(37)	(102)

Operating Activities.  The net cash used in 2007 was principally due to the net loss from operations of $1.2 million and the net increase in trade accounts receivable of $1.9 million offset by a decrease in inventories of $2.9 as of December 31, 2007.

Investing Activities.  Cash uses in 2007 reflect the sale of the subsidiary and upgrades of computer and related systems.

Financing Activities.  During 2007, the Company increased the amounts outstanding under its line of credit by $0.7 million to $8.4 million at December 31, 2007.  Notes payable others decreased by $283,000.

Off Balance Sheet Arrangements.

The company has no off balance sheet arrangements.

Inflation

The Company is a shell company subsequent the sale of the subsidiary, effective December 31, 2007 and will seek for a suitable acquisition.  The Company cannot predict what industry the new business will be in, nor can it predict the terms of any acquisition, as such, the effects of inflation on the Company have not been determined.

Discontinued Operations

The following table summarizes the results of the discontinued operations for the year ended December 31, (in thousands):

2007
Net sales	$ 30,835
Loss from operations	(1,260)
Loss on sale of subsidiary	(83)
Net loss from discontinued operations	(1,343)

In 2007, the Company entered into an agreement for the intended sale of its sole subsidiary. The Company completed this divestiture on December 31, 2007.  This business included all active operations of the company.  In 2007, the Company recorded an additional net loss upon completion of the sale of $83,000.

ITEM 6.                       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table sets forth certain information as of the date hereof with respect to the directors and executive officers of the Company prior to the disposition of the subsidiary effective December 31, 2007.

Name	Age	Position
Joseph K. Lau	60	Chairman of the Board of Directors: President of IWI Holding Limited, Principal Financial Officer and Secretary
Richard J. Mick	67	Sr. Vice President - Sales and Director
Connie S. Yui	57	Inventory Manager and Director
Joseph A. Benjamin	65	Director
Samuel H. Lou	54	Director

Each director is serving a one-year term that expires after the next annual meeting of the Company’s shareholders, or until their successors are elected and qualified.  Executive officers of the Company are elected by, and serve at the discretion of, the Board of Directors.

Joseph K. Lau and Connie Yui are brother and sister.

Joseph K. Lau joined the Company in November 1982 and was elected Senior Vice President, Chief Operating Officer, Secretary and Director in February 1986 and Chairman of the Board, President and Chief Executive Officer in August 1998.  For the 11 years prior to joining the Company, he held a management position in the restaurant industry and owned a trading company in Hong Kong.

Richard J. Mick joined the Company in February 1996 as Vice President - Sales and Director; in January 2006, he was promoted to Senior Vice President - Sales and Director.  For 6 years prior to joining the Company he was President of a sales and marketing firm selling jewelry and related products.  Prior thereto, Mr. Mick was employed by J.C. Penney Company, Inc. for 26 years.

Connie S. Yui joined the Company in March 1985 and has served as the Product Development Manager and is responsible for inventory control and pearl assembly.

Joseph A. Benjamin has served as a Director of the Company since December 1997.  Mr. Benjamin is a CPA and is the Managing Partner of Benjamin & Birkenstein, P.C., a business and tax-consulting firm in Chicago, Illinois.

Samuel H. Lou has served as a Director of the Company since December 1997.  Mr. Lou is a business consultant with his own firm in Chicago, Illinois.

Mark Thompson, age 50, has been the sole officer and director since January 7, 2008.  In 1993, Mr. Thompson founded The Thompson Group, engaged in public relations and political consulting, an ongoing enterprise for twelve years.  From 2000 to 2002, he was Vice President of Nelson Communications, a firm engaged in government and public relations.  He managed the firm’s campaign division.  From 1993 to 1994, he was Director of Government and Legislative Affairs of Public Leasing Corporation.  He was Senior Consultant to the California Assembly’s minority Ways and Means Committee from 1991 to 1993, Chief of Staff of Assemblyman Paul Horcher from 1991 to 1993, Senior Consultant to the California Assembly Republican Caucus from 1990 to 1991, and to the Senate Republican Caucus from 1988 to 1990, Chief of Staff of State Senator John Doolittle from 1984 to 1988, and Legislative Assistant to California Attorney General’s officer from 1982 to 1984.  Mr. Thompson published, “Proposition 65 and more; a public policy law newsletter and produced and mailed over 4 million voter guides each election for the National Tax Limitation Committee.  Mr. Thompson received a BA in Government from the California State University, Sacramento and attended the McGeorge School of Law.

Compensation of Directors and Officers

The aggregate cash compensation paid by the Company to all directors and officers as a group during 2007 was approximately $590,000.  Due to an extensive travel schedule, one of the officers of the Company resides in New York.  Because of this, the Company also provides locally an apartment and related costs of approximately $14,300 for this individual in lieu of motel accommodations and incurs an estimated $14,700 a year in airfare and related costs.

Certain officers of the Company will be entitled to bonuses from the Company based on performance criteria to be established by the Compensation Committee of the Board of Directors of the Company.  Additionally, in December 1993, the Company adopted a Stock Option Plan (the “Option Plan”) to assist the Company and its subsidiaries in retaining the service of current employees, motivating selected key management personnel, and attracting new management by providing the opportunity for such personnel to acquire a proprietary interest in the Company and thereby share in its growth and success.  Participation in the Option Plan and the granting of options under the Option Plan are made by the Compensation Committee of the Board of Directors, subject to ratification by the Board.  Pursuant to the Option Plan, 150,000 shares of Common Stock are reserved for issuance.  The Option Plan requires that the exercise price of the option be the fair market value of the Company’s stock on the date of the grant of the option but not less than $8.50 per share.  The fair market value for purposes of the Option Plan is for so long as Common Stock is quoted on the OTCBB, the final closing sales price per share on the date of the grant.  The exercise price with respect to any option must be paid in cash.  As of the date hereof, there are no options to purchase shares of Common Stock outstanding under the Option Plan.

The Company, during 1995, also adopted a Non-Qualified Stock Option Plan (the “Non-Qualified Plan.”)  Shares reserved for issuance under the Non-Qualified Plan total 600,000.  The Non-Qualified Stock Option Plan provides for the granting of options and stock appreciation rights to non-employee directors, key management employees and consultants and is administered by the Compensation Committee.  The terms of any options and/or stock appreciation rights granted under the Non-Qualified Plan shall be determined by the Compensation Committee provided that options may not be exercisable for a term longer than ten years and may not be exercisable at a price less than the stated value of the Common Stock.  No options or stock appreciation rights have been granted under the Non-Qualified Stock Option Plan.  This plan expired in 2005.

In addition, the Company maintains a defined contribution plan, which has both a profit sharing feature and a 401(k) savings feature (the “Plan.”)  Under the profit sharing portion of the Plan, contributions are an amount determined by the Company’s Board of Directors.  Subject to certain limitations required by law, the Company’s contribution is allocated to each participant who is employed by the Company at the end of the Plan year in the proportion that the total compensation paid by the Company to each participant bears to the aggregate compensation paid by the Company to all participants during such Plan year.  Under the 401(k) savings feature, eligible employees may elect, subject to certain limitations required by law, to defer payment of up to 15% of their compensation.  The Plan provides that if an employee defers payment, the Company will contribute 25% of the first 6% of compensation deferred, by making a cash payment to the Plan on behalf of such participant.  Contributions by the Company to the profit sharing feature of the plan, and earnings thereon, vest based on the participant’s years of service with the Company, vesting 20% per year after one year of service and being fully vested after six years of service.  Employee contributions are always 100% vested.  Contributions by the Company to the 401(k) savings feature vest on the employees first day of employment.  All contributions vest, regardless of years of service, upon termination of employment by reason of death of disability, attainment of age 62 or the termination of the Plan.  After termination of employment, an employee is entitled to receive the distribution of his or her entire vested interest in the Plan in a lump sum, in installments for a specific period of time, or an annuity for life.  The amounts held under the Plan are invested according to the instructions of the participant in investment funds designated by the plan administrator.  The Company made contributions to the Plan during 2007, 2006 and 2005 of approximately $43,000, $29,000 and $31,000, respectively.

Employment Contracts

The Company has an employment contract with Joseph K. Lau who is employed by Imperial was renewed in 2006 for a five-year period expiring on July 31, 2011.  The agreement calls for a base salary of $280,000 per year with an automatic salary increase of 5 percent (5%) if the Company reports a minimum of $100,000 pretax income.  If the required minimum pretax income is not attained the salary level remains the same.  The agreement also provides for a bonus of 5 percent (5%) of the Company’s pretax profit.  The agreement includes provisions for severance payments for the greater of one half (1/2) of the compensation earned under this agreement for the remaining term of this agreement or severance pay equal to one year’s base salary or any period for which the employee is required not to compete.  The employment contract with Mr. Lau is with the former subsidiary and is their responsibility.  See item 3 for further detail on the disposition of the subsidiary.

Committees and Attendance of the Board of Directors Meetings

During the year ended December 31, 2007, the Board of Directors held one formal meeting.  Each director attended the meeting of the Board of Directors.

Employees

As of December 31, 2007, the Company had 1 permanent employee, including 1 executive officer.  The change in employees is a result of disposition of the subsidiary.   See item 3 for further detail on the disposition of the subsidiary.

Share Ownership

Share ownership of Directors and Officers is illustrated in Item 7.

ITEM 7.                       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Share ownership of major shareholders, Directors and Officers

The following table is furnished as of July 25, 2008, to indicate beneficial ownership of shares of the Company’s Common Stock and Preferred Stock by (1) each shareholder of the Company who is known by the Company to be a beneficial owner of more than 10% of the Company’s

Common Stock or Preferred Stock and (2) all officers and directors of the Company as a group.  Such persons provided the information in the following table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Title of Class	Percent of Class	Percent of Voting Power
JK Advisers Hedge Fund (1)	918,750	Common	35.96%	20.99%
Bamberg Company Ltd (1)(2)	3,644,880	Preferred	100.00%	41.64%

(1)     JK Advisers Hedge Fund owns 918,750 shares of Common Stock directly and has a proxy to vote the Company Preferred Stock owned by Bamberg.

(2)     Bamberg Company Limited has granted an option to 5 persons with respect to the Preferred Stock.  The options expire on December 31, 2009.

Compliance with Section 16(a) of Exchange Act

Under the securities laws of the United States, the Company’s Directors, its executive officers, and any persons holding more than ten percent of the Company’s common stock are required to report their initial ownership of the Company’s common stock and any subsequent changes in ownership to the Securities and Exchange Commission.  Specific due dates for these reports have been established and the Company is required to disclose in this Form 20F any failure to file by these dates during 2007.  All of the filing requirements were satisfied on a timely basis in 2007.  In making these disclosures, the Company has relied solely on written statements of its directors, executive officers and shareholders and copies of the reports that were filed with the Commission.

Related Party Transactions

All transactions between the Company, its officers, directors, principal shareholder or affiliates, whether presently existing are, or in the future will be, in the belief of management, on terms no less favorable to the Company than may be obtained from unaffiliated third parties.

Since 1998, some of the Company’s products were purchased from a manufacturer in Hong Kong, which is managed by a relative of an officer of the Company.  For the years ended December 31, 2007, 2006 and 2005, the Company’s purchases from this manufacturer were approximately $0, $232,000, and $3,284,000 respectively.  The Company no longer purchases products from this manufacturer.

Beginning in October 2005 the Company began purchasing products from another manufacturer in Hong Kong, which is owned and managed by a relative of an officer of the Company.  Purchases from this company in 2007, 2006 and 2005 were approximately $5,075,000, $3,710,000 and $521,000, respectively.

The Company uses an outside company to provide product quality review at the point of manufacturing in Hong Kong and China.  This company is owned and managed by a relative of an officer of the Company.  Services and product provided by this company were $163,000, $137,000 and $66,000 in 2007, 2006 and 2005, respectively.

The Company uses an outside company to route gold components from suppliers in the U.S. to manufacturers in Hong Kong and China.  This company also provides on a limited basis some product to the Company.  This company is owned and managed by a relative of an officer of the Company.  Services and product provided by this company were approximately $77,000, $140,000 and $18,000 in 2007, 2006 and 2005, respectively.

The Company purchases some of its gift boxes from a supplier in Hong Kong, which is part owned or controlled by a relative of an officer of the Company.  Services and product supplied by this company were approximately $197,000, $192,000, and $234,000 in 2007, 2006, and 2005, respectively.

The Company uses outside entities to pursue most of its sales, because it has proven to be both effective and economical.  The majority stakeholder of the primary outside sales entity is a family member of an officer of the Company.  All negotiations of pricing, compensation, contracts or any other matters involving this entity are conducted by persons other than the related party officer.  Commission expense of the Company associated with this entity for the years 2007, 2006, and 2005 were $460,000, $522,000, and $619,000, respectively. Selling expenses such as salaries, travel, entertainment etc. are borne directly by the sales entity.

On December 31, 2007, the JK Advisers Hedge Fund LLC (“JK Advisers”) acquired control of the Company from Bamberg Company Limited.  The Company is a shell company subsequent the sale of the subsidiary and has no significant related parties or related party transactions.

ITEM 8.                       FINANCIAL INFORMATION

Reference is made to the index to Consolidated Financial Statements of the Company, and notes thereto, appearing under Item 19 below, together with the report of Spector, Wong & Davidson, LLP thereon.

ITEM 9.                       THE OFFER AND LISTING

There is no non-U.S. trading market for the Common Stock of the Company.  Within the United States, the Company’s Common Stock is traded in the over-the-counter market.  The Company’s Common Stock is quoted on the OTCBB under the symbol “IWIHF”.

The following table sets forth the high and low bid price per share for the Company’s Common Stock for each quarterly period for the past two years.

	2007		2006
	High	Low	High	Low
First Quarter	$.090	$.060	$.100	$.070
Second Quarter	.060	.060	.090	.060
Third Quarter	.100	.060	.070	.060
Fourth Quarter	.080	.060	.115	.060

The following table sets forth the high and low bid price per share for the Company’s Common Stock for each month for the past six months.

		High	Low
2008	January	$.090	$.060
	February	.090	.060
	March	.050	.050
	April	.050	.050
	May	.050	.040
	June	.050	.030

The quotations reflect inter-dealer prices without mark-up, mark-down or commission and may not represent actual transactions.

At July 21, 2008, the bid price of the Common Stock was $.030.

ITEM 10.                       ADDITIONAL INFORMATION

Memorandum and Articles of Association.

The Company has two classes of stock, preferred and common.

Preferred stock has a par value of $1 per share, 5 million shares have been authorized 3,644,880 shares are issued and outstanding.  The preferred shares are entitled to one-half vote per share and in the event of liquidation of the Company, the holders of the preferred shares will be entitled to $1 per share before any payment to holders of common stock.  The preferred shares are subject to redemption, at the option of the Company, in whole or in part, at any time after March 21, 1997, at an amount not to exceed 50% of the net income in excess of $15,000,000 for the preceding year, together with the accrued dividends, if any.  The preferred shares are entitled to a 4% non-cumulative dividend, payable on all non-redeemed shares in cash, stock or property as the Board of Directors shall declare, at its discretion, from time to time.  There have been no dividends paid or authorized to preferred shareholders.

Common stock has no par value, 10 million shares have been authorized 2,554,700 shares are issued and outstanding.  Each share of common stock is entitled to one vote.  Common stock is entitled to dividends payable in cash stock or property as the Board of Directors shall declare, at its discretion, from time to time.  There have been no dividends paid or authorized to common shareholders.

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

Documents on Display

Documents concerning our Company, which is referred to in this report, may be inspected, upon reasonable notice, at our principal executive office at 3027 E. Sunset Road, Suite 203, Las Vegas, NV 89120.

ITEM 11.                       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

On December 31, 2007, the JK Advisers Hedge Fund LLC (“JK Advisers”) acquired control of the Company from Bamberg Company Limited by the purchase of the 918,750 shares of Common Stock held by Bamberg, and the acquisition of an option to purchase Bamberg’s Preferred Stock (which option JK Advisers has assigned to other parties). JK Advisers retains an irrevocable proxy with respect to the Preferred Stock. The consideration paid by JK Advisers was $350,000.

The Company is a shell company subsequent the sale of the subsidiary and will seek for a suitable acquisition.  The Company can not predict what industry the new business will be in, nor can it predict the terms of any acquisition, as such, the nature of future operations and market risk for the Company have not been determined.

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

Under the supervision and with the participation of the Company’s management, including our CEO who is also our CFO, an evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report.  Based on that evaluation, our management, including our CEO who is also our CFO, concluded that our disclosure controls and procedures were effective as of December 31, 2007.

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

Under the supervision and with the participation of our management, including our CEO/CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on our evaluation under the framework in Internal Control Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.  However, our annual report does not include an attestation report of our independent registered accountant on Management’s Annual Report on Internal Control over Financial Reporting.

ITEM 16A.                       AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has not designated board members to an Audit Committee as of the date of this report.

ITEM 16B.                       CODE OF ETHICS

The Company has adopted a code of ethics for the Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer.

ITEM 16C.                       PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fee

The aggregate fees paid relating to the audit of the Company's annual financial statements for the years ended December 31, 2007, 2006 and 2005 were $84,000, $104,847 and $79,837, respectively.

All Other Fees

The aggregate fees paid for other accounting services, primarily audit related, for the years ended December 31, 2007, 2006 and 2005 were $3,800, $10,531 and $0, respectively.

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

February 1995.

(2)            Incorporated by reference to the Company’s Registration Statement on Form F-1

(File No. 33-78904) declared effective December 13, 1994.

(3)            Incorporated by reference to the Company’s Report on Form 6-K for the month of August 1995.

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

IWI HOLDING LIMITED

Date: July 25, 2008	By:	/s/Mark Thompson
Mark Thompson
Chairman, President and Director

IWI HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS AND

INDEPENDENT AUDITOR’S REPORT

Years Ended December 31, 2007, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and

Stockholders of IWI Holding Limited

Westmont, Illinois

We have audited the accompanying consolidated balance sheets of IWI Holding Limited as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of IWI Holdings Limited as of December 31, 2005, were audited by other auditors whose report dated April 17, 2006, expressed an unqualified opinion on the statements.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial positions of IWI Holding Limited as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the year then ended in conformity with accounting principles generally accepted in the United States of America. In addition, the information set forth in schedules listed in the index at item 19(a) is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived. As discussed in Note 3 to the consolidated financial statements, the 2006 and 2005 financial information have been restated to correct a misstatement.

/s/Spector, Wong & Davidson, LLP

Pasadena, California

August 13, 2008

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

Exhibit A

IWI Holding Limited

                     Consolidated Balance Sheets

    (In Thousands, Except Share Data)

                                                 December 31, 2007 and 2006

	2007	2006
Assets
Current Assets
Cash	$-	$102
Accounts receivable, less allowance for doubtful accounts of $551 in 2006 and $710 in 2005	-	9,071
Inventories	-	9,771
Deferred income taxes	-	156
Prepaid expenses	-	134
Total Current Assets	-	19,234
Leasehold Improvements, Machinery and Equipment	-	2,983
Less accumulated depreciation	-	(2,865)
Property and Equipment, Net	-	118
Total Assets	$-	$19,352
Liabilities and Stockholders’ Equity	2007	2006
Current Liabilities
Line of credit	$-	$7,704
Notes payable
Employees, related parties	-	294
Other	-	922
Accounts payable – Trade	-	6,117
Accounts payable to affiliated companies	-	1,573
Accrued liabilities	-	1,399
Total Current Liabilities	-	18,009
Stockholders’ Equity (Deficit)
Preferred stock - $1 par value; authorized 5,000,000 shares; issued and outstanding 3,644,880 shares	3,645	3,645
Common stock No par value; authorized 10,000,000 shares; issued and outstanding 2,554,700 shares	-	-
Additional paid-in capital	12,446	12,446
Accumulated deficit	(16,091)	(14,748)
Total Stockholders’ Equity	-	1,343
Total Liabilities & Stockholders’ Equity	$-	$19,352

See notes to consolidated financial statements

Exhibit B

IWI Holding Limited

Consolidated Statements of Operations

(In Thousands, Except Share Data)

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Net Sales	$-	$27,662	$25,534
Cost of Sales	-	22,244	20,599
Gross Profit	-	5,418	4,935
Selling, General and Administrative Expenses	-	4,602	4,666
Restructuring Cost	-	378	-
Income (Loss) from Operations	-	438	269
Interest Expense	-	(586)	(458)
Other Income (Expense)	-	24	-
Loss Before Income Taxes from continuing operations	-	(124)	(189)
Income Tax Expense	-	(3)	(3)
Net Loss from continuing operations	-	(127)	(192)
Discontinued operations	(1,260)	-	-
Loss on sale of subsidiary	(83)	-	-
Net Loss	$(1,343)	$(127)	$(192)
Net Loss per Common Share	$(0.53)	$(0.05)	$(0.08)
Weighted-Average Number of Common Shares Outstanding	2,554,700	2,554,700	2,554,700

See notes to consolidated financial statements

Exhibit C

IWI Holding Limited

Consolidated Statements of Stockholders’ Equity

(In Thousands, Except Share Data)

Years Ended December 31, 2007, 2006 and 2005

	Preferred Stock		Common Stock
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated Deficit	Total
Balance, December 31, 2004	3,644,880	3,645	2,554,700	-	12,446	(14,429)	1662
Net Loss	-	-	-	-	-	(192)	(192)
Balance, December 31, 2005	3,644,880	3,645	2,554,700	-	12,446	(14,621)	1,470
Net Loss	-	-	-	-	-	(127)	(127)
Balance, December 31, 2006	3,644,880	3,645	2,554,700	-	12,446	(14,748)	1,343
Net Loss						(1,343)	(1,343)
Balance, December 31, 2007	3,644,880	$3,645	2,554,700	$-	$12,446	$(16,091)	$-

See notes to consolidated financial statements

Exhibit D

IWI Holding Limited

Consolidated Statements of Cash Flows

(In Thousands)

         Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Cash Flows from Operating Activities
Net loss	$(1,343)	$(127)	$(192)
Adjustments to reconcile net (loss) to income net cash used in operating activities
Depreciation and amortization	14	15	18
Provision for doubtful accounts	609	33	116
Loss on sale of subsidiary	83	-	-
(Increase) decrease in Accounts receivable	(2,549)	232	(1,738)
Inventories	2,927	(1,095)	622
Prepaid expenses	(210)	(29)	58
Deferred income taxes	156	-	-
Increase (decrease) in Accounts payable – Trade	1,649	845	(622)
Accounts payable to affiliated companies	(807)	155	(667)
Accrued liabilities	(733)	(121)	20
Net Cash Used in Operating Activities	(205)	(92)	(2385)
Net Cash Used in Investing Activities
Saleof subsidiary	(313)
Purchases of property and equipment	(37)	(5)	(12)
Net Cash Used in Investing Activities	(350)	(5)	(12)
Cash Flows from Financing Activities
Checks issued in excess of Funds on deposit	-	-	-
(Payments on) borrowings from notes payable Employees	-	-	(21)
Other	(283)	269	226
Borrowings from line of credit, net	736	(209)	2,330
Net Cash Provided by Financing Activities	453	60	2535
Net Increase (Decrease) in Cash	(102)	(37)	138
Cash, Beginning of Year	102	139	1
Cash, End of Year	$-	$102	$139

See notes to consolidated financial statements

IWI Holding Limited

Notes to Consolidated Financial Statements

         Years Ended December 31, 2007, 2006 and 2005

Note 1 - Description of Business

IWI Holding Limited (“Holding”) was incorporated in the British Virgin Islands on February 22, 1993. Holding and its wholly owned subsidiary (together, the “Company”) import, assemble, and distribute wholesale fine jewelry.  The Company also imports pearls for assembly and resale through its wholly owned subsidiary, Imperial World, Inc. (“Imperial”).

Note 2 - Status of Operations

On December 31, 2007, the JK Advisers Hedge Fund LLC (“JK Advisers”) acquired control of the Company from Bamberg Company Limited by the purchase of the 918,750 shares of Common Stock held by Bamberg, and the acquisition of an option to purchase Bamberg’s Preferred Stock (which option JK Advisers has assigned to other parties). JK Advisers retains an irrevocable proxy with respect to the Preferred Stock. The Company is a shell company subsequent the sale of the subsidiary and will seek for a suitable acquisition.  The Company can not predict what industry the new business will be in, nor can it predict the terms of any acquisition, as such, the nature of future operations for the Company have not been determined.

Note 3 - Summary of Significant Accounting Policies

Basis of Presentation

The consolidated statements include the accounts of the Company and its subsidiary.  All intercompany accounts and transactions have been eliminated in consolidation.

Receivables

Receivables are carried at the original invoice amount less estimates made for doubtful receivables.  Management determines the allowances for doubtful accounts by reviewing and identifying troubled accounts on a periodic basis and by using historical experience applied to an aging of accounts.  A receivable is considered to be past due if any portion of the receivable balance is outstanding for more than thirty days beyond terms.  Receivables are written off when deemed uncollectible.  Recoveries of receivables previously written off are recorded into earnings when received.  As of December 31, 2007, the receivable balance is $0 following the disposition of the subsidiary.

Inventories

Inventories, primarily consisting nearly entirely of finished goods, (raw materials and work in process for the light assembly operation for the stringing of  pearls in the U.S. being the balance), are stated at the lower of first-in, first-out - (FIFO) cost or market. No costs other than purchase cost freight or duties are capitalized in inventories.  As of December 31, 2007 the inventory balance is $0 following the disposition of the subsidiary.

As of December 31, 2007 and 2006, the inventory valuation reserve was $0 and $1,215,000, respectively.  The Company recorded an expense of $0, $252,000 and $131,000 during 2007, 2006 and 2005, respectively, to adjust the inventory value to lower of cost or market and to provide for future liquidations.

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

Depreciation

Machinery and equipment are stated at historical cost and depreciated primarily on a straight-line basis over their estimated useful lives.  Leasehold improvements are amortized over the life of the lease.  Useful lives range from three to ten years for machinery, equipment and leasehold improvements, vaults are amortized over 40 years.  As of December 31, 2007 the leasehold improvements, machinery and equipment balance is $0 following the disposition of the subsidiary.

Trademarks

Trademarks were capitalized and stated at historical cost and amortized using the straight-line method over estimated useful lives of 10 years.  As of December 31, 2007 the trademarks balance is $0 following the disposition of the subsidiary.

Commissions

The Company accrues for commissions based on sales to customers and specific contractual agreements.  These accruals are calculated based upon net sales by customer, and the liability account is adjusted monthly to reflect increases and decreases in each customer’s sales and payments.

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

Fair Value of Financial Instruments

The Company’s financial instruments include accounts receivable, accounts payable, and notes payable.  The fair values of all financial instruments were not materially different then their carrying values.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock option grants in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees” and, accordingly, recognized no compensation expense for the stock option grants.  Effective January 1, 2006, the Company adopted the fair recognition provisions of FASB Statement No. 123 (R), “Share-Based Payment” (SFAS 123R), using the modified-prospective-transition method.  Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006 based on the grant date fair value calculated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123 (R).  As of December 31, 2007 and 2006, there were no stock options granted and outstanding.

Advertising Costs

The Company expenses all advertising costs as incurred.  Advertising costs were approximately $1,543,000, $1,282,000 and $1,149,000 for 2007, 2006 and 2005, respectively.  Advertising costs are treated as a reduction in Revenue.

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

Comprehensive Income

Comprehensive income is a measure of all equity that results from recognized transactions and other economic events other than owner transactions, such as stock purchases and issuances and dividends.  There were no significant differences between the Company’s net loss and comprehensive income.

Correction of an Error

The Company has reduced net sales and selling, general and administrative expenses by $1,543,000, $1,282,000 and $1,149,000 in 2007, 2006 and 2005, respectively to properly classify cooperative advertising costs.  The correction of the error had no impact on net (loss) income or accumulated deficit for the years restated.

New Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, or FIN 48. “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No 109.” FIN 48 clarifies the accounting for uncertainty income taxes recognized in a company’s financial statements in accordance with SFAS No. 109 “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measure of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 in the first quarter of fiscal 2007. See Note 8 to our consolidated financial statements included in this report.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosure about fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact adoption may have on its results of operation or financial position.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires an entity to quantify misstatements using a balance sheet and income statement approach, and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. The adoption of SAB No. 108 is effective for fiscal years ending on or after November 15, 2006. We became publicly held on July 27, 2007 and accordingly adopted SAB No. 108 during the first quarter of fiscal year 2007. The adoption of SAB No. 108 did not have a material effect on the Company’s results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 provides companies with an option to report many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The FASB believes that SFAS No. 159 helps to mitigate accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities, and would require entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. The new statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, “Fair Value Measurements.” This statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We are in the process of evaluating the impact, if any, that the adoption of SFAS No. 159 will have on our consolidated financial statements.

In December 2007, the Financial Accounting Standards Board (FASB) issued the Statement of Financial Accounting Standards (SFAS) No. 141(R), Business Combinations (“SFAS 141(R)”). SFAS 141(R)’s objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after December 31, 2008. We expect that the adoption of SFAS 141(R) will not have a material impact on our consolidated financial statements.

In December 2007, the Securities and Exchange Commission, or SEC issued Staff Accounting Bulletin No. 110, or SAB 110. SAB 110 amends and replaces Question 6 of Section D.2 of Topic 14, “Share-Based Payment,” of the Staff Accounting Bulletin series. Question 6 of Section D.2 of Topic 14 expresses the views of the staff regarding the use of the “simplified” method in developing an estimate of expected term of “plain vanilla” share options and allows usage of the “simplified” method for share option grants prior to December 31, 2007. SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue use of the “simplified” method for estimating the expected term of “plain vanilla” share option grants after December 31, 2007. We will continue to use the “simplified” method until we have sufficient historical experience to provide a reasonable estimate of expected term in accordance with SAB 110.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” FASB 160 focuses on non-controlling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. As the Company does not currently own any noncontrolling interests in other companies, we do not expect the adoption of this standard to have any impact.

In February 2008, the FASB issued FSP SFAS 157-2, Effective Date for FASB Statement No. 157. This FSP permits the delayed application of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. The Company has chosen to delay adoption of SFAS 157 in accordance with the guidance of FSP SFAS 157-2 as stated above.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We are in the process of evaluating the impact, if any, that the adoption will have on our consolidated financial statements.

Note 4 - Credit Arrangements

On September 24, 2007, the Company entered into a credit agreement with a new financial institution whereby the Company can borrow up to $8.5 million, payable on demand.    The total credit facility is governed by a borrowing base formula, as defined in the agreement, based principally on accounts receivable and inventory levels. This agreement provides, among other things, that the credit agreements are collateralized by substantially all the assets of the Company with an approximate net book value of $18.6 million, prior to the disposition of the subsidiary.  As of December 31, 2007, the credit agreement balance is $0 following the disposition of the subsidiary.  All available borrowings under the line of credit are at the former subsidiary following the disposition.

Under this borrowing facility, interest is calculated at 4.0% over the bank’s prime rate with respect to the revolving loan.  In addition, an unused commitment fee is assessed at a rate of 3.0% representing the difference between the maximum revolving loan and the average daily outstanding balance.  An officer of the Company personally guarantees up to $3.5 million of the borrowings.

The agreement contains certain reporting and financial covenants, which the Company is required to maintain.  These covenants are the responsibility of the former subsidiary following the disposition.  The credit agreement matures on September 24, 2008, or may be accelerated or called by the lender upon certain events as specified in the loan agreement.

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

Note 7 - Related Party Transactions

Since 1998, some of the Company’s products were purchased from a manufacturer in Hong Kong, which is managed by a relative of an officer of the Company.  For 2007 and 2006, the Company’s purchases from this manufacturer were approximately $0 and $232,000, respectively.  The Company no longer purchases products from this manufacturer.

Beginning in October 2005 the Company began purchasing products from another manufacturer in Hong Kong, which is owned and managed by a relative of an officer of the Company.  Purchases from this company in 2007 and 2006 were approximately $5,075,000 and $3,710,000, respectively.

The Company uses an outside company to provide product quality review at the point of manufacturing in Hong Kong and China.  This company is owned and managed by a relative of an officer of the Company.  Costs for the services provided by this company were approximately $163,000 and $137,000 in 2007 and 2006, respectively.

The Company also uses an outside company to route gold components from suppliers in U.S. to manufacturers in Hong Kong and China.  This company also provides on a limited basis some product to the Company.  This company is owned and managed by a relative of an officer of the Company.  Services and product provided by this company were $77,000 and $140,000 in 2007 and 2006, respectively.

The Company purchases some of its gift boxes from a supplier in Hong Kong, which is part owned or controlled by a relative of an officer of the Company.  Services and product supplied by this company were approximately $197,000 and $192,000 in 2007 and 2006, respectively.

The Company uses outside entities to pursue most of its sales, because it has proven to be both effective and economical.  The majority stakeholder of the primary outside sales entity is a family member of an officer of the Company.

Commission expense of the Company associated with this entity for the years 2007 and 2006 was approximately $460,000 and $522,000, respectively.  Selling expenses such as salaries, travel, entertainment etc. are borne directly by the sales entity.

All of the identified related parties or of the former subsidiary, there is no continued relationship with these parties as of December 31, 2007 following the disposition of the subsidiary.

Notes Payable to Employees, Related Parties

Notes payable to employees and related parties reflect loans made to the Company from employees and relatives of employees to enhance the cash flow of the Company.  These notes mature annually at December 31, but may be renewed if concurred by both the Company and individual.  These notes may be prepaid without penalty.  Interest was accrued and paid on these notes at a beginning rate in 2006 of 9.5% and fluctuated reflecting the change in the prime rate to 8.75% at year-end.  Interest was accrued and paid at a rate ranging from 7.5% to 9.5% in 2005 and 8.7% in 2004.  As of December 31, 2007 the notes payable to employees and related parties balance is $0 following the disposition of the subsidiary.

Note 8 - Income Taxes

The following table summarizes income taxes:

		Year Ended December 31
(In Thousands)		2007	2006	2005
Current	U.S.federal	$-	$3	$3
	U.S.state	-	-	-
	Other	-	-	-
		-	3	3
Deferred	U.S.federal	156	-	-
	U.S.state	-	-	-
	Other	-	-	-
		-	-	-
	Income Tax Expense	156	3	3

The differences between the U.S. federal statutory tax rate and the Company’s effective tax rate are as follows:

	Year Ended December 31
	2007	2006	2005
U.S.federal statutory tax rate	34%	34%	34%
Change in valuation allowance	(35)	(35)	(35)
Other	1	1	1
Consolidated Effective Tax Rate	-%	-%	-%

The components of deferred income taxes as of December 31 are as follows:

(In Thousands)	2007	2006
Deferred Tax Assets
Net operating and capital loss carry forward	$-	$2,891
Accounts receivable	-	215
Inventories	-	576
Property and equipment	-	192
Accrued expenses	-	482
Deferred Tax Liability Accrued expenses	-	-
	-	4,356
Less: Valuation allowance	-	(4,200)
Net Deferred Tax Asset	$-	$156

As of December 31, 2007, the deferred income taxes balance is $0 following the disposition of the subsidiary.

Note 9 - Supplemental Cash Flow Information

	Year Ended December 31
(In Thousands)	2007	2006	2005
Cash paid for interest	$728	$583	$409

As of December 31, 2007 all of the assets and liabilities of the subsidiary were sold are part of the disposition.  This transaction is considered a non-cash transaction for determining the consolidated statement of cash flows for the year ending December 31, 2007.

Note 10 - Employee Benefit Plan

The company sponsors a defined-contribution profit-sharing plan covering substantially all full-time employees who have completed one year of service.  Company contributions to the plan are discretionary, determined by the Board of Directors and fully vest to employees upon completion of six years of service.  The Company also has a voluntary 401(k) savings plan.  Participants may contribute up to 15% of their compensation to this plan.  The Company matching to this plan is discretionary and decided annually by the Board of Directors.  Participant and employer-matched contributions to the plan are 100% vested.  Company contributions to these plans were approximately $43,000, $29,000 and $31,000 in 2007, 2006 and 2005, respectively.  As of December 31, 2007 there is no employee benefit plan as it was included as part of the disposition of the subsidiary.

Note 11 - Significant Customers

The Company derived 42% of its net sales from one customer during 2007.  The Company derived 32%, 11% and 10% of its net sales from three customers during 2006 and 44%, and 12% from two customers in 2005. The receivable balances for significant customers were $0 and $6,596,000 as of December 31, 2007 and 2006, respectively.

Note 12 - Commitments and Contingencies

Litigation

The Company is a codefendant in a class action lawsuit brought by a stockholder in 1996 who alleges the Company misrepresented its financial position in interim financial statements.  The original suit seeks damages in excess of $11 million.  The Company has repeatedly disputed the stockholder’s allegations and believes that they will ultimately prevail in the litigation.  The parties reached an agreement in principal to settle the claim for a significantly lesser amount, which was accrued for in 1999.  The settlement agreement is subject to court approval and the Company may decline to proceed with the agreement if a significant number of class members “opt out” of the settlement.  As of December 31, 2006, there has been no response from counsel for the class action lawsuit or from the lead plaintiff. The Company continues to accrue the settlement amount until the issue is resolved. The total accrued as of December 31, 2006 was $250,000.  This amount has been accrued since 1999.  The liability associated with this legal proceeding is included in the financial statements of the disposed subsidiary and any potential future liability is their responsibility.  See item 3 for further detail on the disposition of the subsidiary.

Operating Leases

On February 5, 2007, Imperial amended and downsized its rentable square feet under its existing lease.  The length of the lease was also extended through August 2014.  Imperial is obligated under a lease on its operating facility, located in Westmont, Illinois for minimum rentals as well as real estate taxes and other operating expenses through August 2014.  The leased property was included in the disposition of the subsidiary transaction effective December 31, 2007.  There are no future minimum lease payments required as of December 31, 2006.

Rent expense included in the accompanying statements of operations amounted to $186,000, $242,000 and $238,000 for 2007, 2006 and 2005, respectively.

Employment Agreements

The Company has an employment agreement with an officer, which was renewed for a five-year period expiring on July 31, 2011.  The agreement calls for a base salary of $280,000 per year with an automatic salary increase of 5 percent (5%) if the Company reports a minimum of $100,000 pretax income.  If the required minimum pretax income is not attained the salary level remains the same.  The agreement also provides for a bonus of 5 percent (5%) of the Company’s pretax profit.  The agreement includes provisions for severance payments for the greater of one half (1/2) of the compensation earned under this agreement for the remaining term of this agreement or severance pay equal to one year’s base salary or any period for which the employee is required not to compete.  This agreement was included in the disposition of the subsidiary transaction effective December 31, 2007.  The future minimum annual compensation payments as required under the agreement are the responsibility of the disposed subsidiary.

Note 13.                       Restructuring Costs

The company began restructuring its operations late in the 2ndquarter and early 3rdquarter.  These costs comprised severance costs associated with the elimination of 14 employees or approx. 25% of total employees, start up costs to integrate the operations and systems, which were outsourced to China with the operations and systems in the U.S. net of labor savings generated.  Most of the functions outsourced overseas were production related and includes in part boxing, tagging and packaging of the product as well as certain other clerical data entry.  The Company accounts for its restructuring activities in accordance with Statement of Financial Accounting Standards No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) and Statement of Financial Accounting No. 112, “Employees’ Accounting for Post Employment Benefits” (“SFAS 112”).  As of December 31, 2007 & 2006, the Company’s total restructuring accrual was $0 and $68,000, respectively.

During fiscal 2006, the Company recorded $378,000 in restructuring charges, which included $168,000 for severance and benefits, $210,000 for startup costs in China.  As of December 31, 2006, 14 employees have been terminated.  Payments related to severance and benefits are expected to be paid off by the second quarter of fiscal 2007.

The following table summarizes the various restructuring plan (in thousands):

	Workforce Reduction	Startup Costs	Total
Accrual balance as of December 31, 2005	$0	$0	$0
Restructuring charges	168	210	378
Cash payments	(100)	(210)	(310)
Accrual balance as of December 31, 2006	$68	$0	$68

Note 14                        Discontinued Operations

The following table summarizes the results of the discontinued operations for the year ended December 31, (in thousands):

2007
Net sales	$ 30,835
Loss from operations	(1,260)
Loss on sale of subsidiary	(83)
Net loss from discontinued operations	(1,343)

In 2007, the Company entered into an agreement for the intended sale of its sole subsidiary. The Company completed this divestiture on December 31, 2007.  This business included all active operations of the company.  In 2007, the Company recorded an additional net loss upon completion of the sale of $83,000.

Note 15.                       Saleof Subsidiary

On December 31, 2007, the stockholders holding a majority of combined voting power of the Company, including holders of common stock and preferred stock, have approved the sale of its wholly owned operating subsidiary, Imperial World, Inc. to the Company’s original principal shareholders for $1 and the assumption of all liabilities associated with the business.

Assets and liabilities to be disposed of comprise of the following at December 31, 2007:

Cash	$313
Accounts receivable	11,011
Inventories	6,844
Other assets	344
Property and Equipment, net	141
18,654
Line of credit	(8,440)
Notes payable	(933)
Accounts payable - trade	(7,766)
Accounts payable to affiliated companies	(766)
Accrued liabilities	(666)
(18,571)
Book value of net assets	$83

The Company recognized a loss of $83,000 on the sale of subsidiary.

Schedule l

IWI Holding Limited

                                       Condensed Financial Information of Registrant

    Balance Sheets

     December 31, 2007 and 2006

Assets	2007	2006
Cash	$-	$1,000
Due from affiliate	-	500,000
Investments in wholly owned subsidiaries	-	842,000
Total Assets	$-	$1,343,000
Stockholders’ Equity
Preferred stock - $1 par value; authorized – 5,000,000 shares; issued and outstanding – 3,644,880 shares	$3,644,880	$3,644,880
Common stock – No par value; authorized – 10,000,000 shares; issued and outstanding – 2,544,700 shares	-	-
Additional paid-in capital	12,446,120	12,446,120
Accumulated deficit	(16,091,000)	(14,748,000)
	$-	$1,343,000
Statements of Income and Accumulated Deficit	2007	2006
Equity in net (loss) income of subsidiaries	$(1,343,000)	$(127,000)
Accumulated deficit, beginning of year	(14,748,000)	(14,621,000)
Accumulated deficit, end of year	$(16,091,000)	$(14,748,000)

Note 1 - Basis of Presentation

The Company’s share of net (loss) income of its unconsolidated subsidiaries, all of which are wholly owned, is included in net income using the equity method. Parent-company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

Schedule ll

IWI Holding Limited

Valuation and Qualifying Accounts

Years Ended December 31, 2007, 2006 and 2005

Description	Balance at Beginning of period	Additions Charged to Cost and Expenses	Additions Charged to Other Accounts	Deduction		Balance at End of period
Year Ended December 31, 2005
Allowance for Doubtful Accounts	$596,000	116,000	-	2,000	(1)	$710,000
Inventory Valuation Allowance	$949,000	111,000	-	34,000	(2)	$1,026,000
Deferred Income Tax Valuation Allowance	$3,279,000	559,000	-	-	(3)	$3,838,000
Year Ended December 31, 2006
Allowance for Doubtful Accounts	$710,000	25,000	-	184,000	(1)	$551,000
Inventory Valuation Allowance	$1,026,000	268,000	-	149,000	(2)	$1,145,000
Deferred Income Tax Valuation Allowance	$3,838,000	362,000	-	-		$4,200,000
Year Ended December 31, 2007
Allowance for Doubtful Accounts	$551,000	-	-	551,000	(4)	-
Inventory Valuation Allowance	$1,145,000	-	-	1,145,000	(4)	-
Deferred Income Tax Valuation Allowance	$4,200,000	-	-	4,200,000	(4)	-

(1)            Write-off of uncollectible accounts

(2)            Inventory losses realized

(3)            Decreases in deferred tax asset

(4)             Disposition of subsidiary

