Form 20-F
period 2008-12-31
IWI HOLDING LTD
filed 2009-07-29
CIK 923168

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

 (Mark One)

[    ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES  EXCHANGE ACT OF 1934 – For the Fiscal Year Ended December 31, 2008

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

Common Stock, par value $.001

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

As of June 30, 2009, the Registrant had outstanding 2,554,700 shares of Common Stock (51,094 after the 1-for-50 reverse stock split) and 3,644,480 shares of Preferred Stock.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes _ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes _ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past twelve (12) months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past ninety (90) days. Yes X  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ___ No X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer

___

       Accelerated filer ____

Non-accelerated filer__  Smaller reporting company X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP  X   International Financial Reporting Standards as issued ___  Other __

by the International Accounting Standards Board

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ___ No X

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

 KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except share data)

	2007		2008
Statement of Income Data:
Net sales	$		$
Cost of sales
Gross profit
Operating expenses			(62)
Income (loss) from operations before the Restructuring Costs			(62)
Restructuring Costs
Other income (expense) – net
Income (loss) before income taxes			(62)
Income data:
Income (tax) benefit			-
Net income (loss) from continuing operations			(62)
Discontinued operations		(1,260)	-
Loss on sale of subsidiary		(83)	-
Net income (loss)		$(1,343)	$(62)
Net income (loss) per common share		$(26.28)	$(1.22)
Cash distributions per common share		$-	$-
Weighted average number of common shares outstanding		51,094	51,094

	2007		2008
Balance Sheet Data:
Working capital	$		$(62)
Total assets			0
Long-term debt
Shareholders’ equity			(62)

Disposition

On December 31, 2007, JK Advisers Hedge Fund LLC (“JK Advisers”) acquired control of the Company from Bamberg Company Limited by the purchase of the 918,750 shares of Common Stock held by Bamberg, and the acquisition of an option to purchase Bamberg’s Preferred Stock (which option JK Advisers has assigned to other parties). JK Advisers retains an irrevocable proxy with respect to the Preferred Stock. The consideration paid by JK Advisers was $350,000. JK has appointed its nominee as the sole officer and director of the Company and the Company’s operating subsidiary was sold to its original principal shareholder as of December 31, 2007. Prior to the change of control, the Company and JK Advisers negotiated the transaction in December 2007. Neither the Company nor its management had any prior contact or affiliation with JK Advisers.

The Company is now a shell company and is seeking for a suitable acquisition.  The Company can not predict what industry the new business will be in, nor can it predict the terms of any acquisition, as such, the nature of future operations for the Company have not been determined.

As of June 29, 2009, there were approximately 250 common shareholders of record and 1 record holder of Preferred Stock.

Risk Factors

The Company is a shell company subsequent the sale of the subsidiary and will seek for a suitable acquisition.  The Company can not predict what industry the new business will be in, nor can it predict the terms of any acquisition, as such, the nature of future operations for the Company and risk factors there in have not been determined.

ITEM 4.

INFORMATION ON THE COMPANY

IWI Holding Limited (“Company”) was incorporated in the British Virgin Islands on February 22, 1993. The Company, through its wholly owned subsidiary, Imperial World, Inc. (“Imperial”), incorporated in the State of Illinois, was engaged in the design, assembly, merchandising and wholesale distribution of jewelry.  This subsidiary was disposed of effective December 31, 2007. .

The Company is a shell company subsequent to the sale of the subsidiary and currently is seeking for a suitable acquisition.  Revenue and expense information of the former subsidiary are included in discontinued operations for the year ending December 31, 2007.

ITEM 4A.

UNRESOLVED STAFF COMMENTS.

Not applicable since the registrant is a small business issuer.

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

                                                                                                        4

	2007			2008
	Amount	% Sales	% Change	Amount	% Sales	% Change
Net sales	0	0	0	$-	0.0
Gross profit	0	0	0	-	0.0
Operating expenses	0	0	0	62	0.0
Restructuring Costs	0	0	0	-	0.0
Income (Loss) from oper.	0	0	0	(62)	0.0	100.0
Other income (expense)	0	0	0	-	0.0	-
(Loss) Income before income taxes	0	0	0	(62)	0.0	100.0
Income tax	0	0	0	-	0.0	-
Net (Loss) income from continuing operations	0	0	0	(62)	0.0	100.0
Discontinued Operations	(1,260)	-	n/a	-	n/a	(100.0)
Loss on sale of subsidiary	(83)	-	n/a	-	n/a	(100.0)
Net loss	(1,343)	(0.0)	n/a	(62)	n/a	(95.4)
Net (Loss) income per common share			$(26.28)			$(1.22)
Weighted average number of shares outstanding	51,094			51,094

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The results of operations for the year ended December 31, 2008 reflect the carrying costs associated with the Company’s status as a reporting public company. Expenses were $62,171 for the year, and are expected to continue at the same level until an acquisition is identified.

The results of operations for the year ended December 31, 2007 are all classified within discontinued operations as a result of the sale of the subsidiary effective December 31, 2007.  See below for further details on the disposition of the subsidiary.

Net Loss.  The net loss for 2008 totaled $62,171 a change of $1,280,829 compared to the net loss reported in 2007 of $1,343,000.

Analysis of Financial Position, Liquidity and Capital Resources

The Company is a shell company subsequent the sale of the subsidiary, effective December 31, 2007 and will seek for a suitable acquisition.  The Company cannot predict what industry the new business will be in, nor can it predict the terms of any acquisition, as such, the primary liquidity needs of the Company have not been determined. Funds for the Company’s operation have been provided by its officer and controlling shareholder.

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

Discontinued Operations

The following table summarizes the results of the discontinued operations for the year ended December 31, 2007(in thousands):

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

The following table sets forth certain information as of the date hereof with respect to the directors and executive officers of the Company as of June 30, 2009.

Name	Position
Benjamin Hoskins	President, Chief Financial Officer, Secretary and director.

Benjamin Hoskins has been our president, sole officer and director since September 2008. Mr. Hoskins is President of Greenway Technology, engaged in developing a waste oil recovery facility, and is the owner of Oxford Capital, LLC, an investment firm He has been a marketing consultant and private investor for more than the past 10 years. He serves without compensation.

Compensation of Directors and Officers

No compensation was paid to any officer or director during 2008. In connection with an acquisition, the officer and director may be paid a severance fee for his time and efforts devoted to the Company.

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

Certain officers of the Company were entitled to bonuses from the Company based on performance criteria to be established by the Compensation Committee of the Board of Directors of the Company.  Additionally, in December 1993, the Company adopted a Stock Option Plan (the “Option Plan”) to assist the Company and its subsidiaries in retaining the service of current employees, motivating selected key management personnel, and attracting new management by providing the opportunity for such personnel to acquire a proprietary interest in the Company and thereby share in its growth and success.  Participation in the Option Plan and the granting of options under the Option Plan are made by the Compensation Committee of the Board of Directors, subject to ratification by the Board.  Pursuant to the Option Plan, 150,000 shares of Common Stock are reserved for issuance.  The Option Plan requires that the exercise price of the option be the fair market value of the Company’s stock on the date of the grant of the option but not less than $8.50 per share.  The fair market value for purposes of the Option Plan is for so long as Common Stock is quoted on the OTCBB, the final closing sales price per share on the date of the grant.  The exercise price with respect to any option must be paid in cash.  As of the date hereof, there are no options to purchase shares of Common Stock outstanding under the Option Plan.

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

In addition, the Company maintained until 2007 a defined contribution plan, which has both a profit sharing feature and a 401(k) savings feature (the “Plan.”)  Under the profit sharing portion of the Plan, contributions are an amount determined by the Company’s Board of Directors.  Subject to certain limitations required by law, the Company’s contribution is allocated to each participant who is employed by the Company at the end of the Plan year in the proportion that the total compensation paid by the Company to each participant bears to the aggregate compensation paid by the Company to all participants during such Plan year.  Under the 401(k) savings feature, eligible employees may elect, subject to certain limitations required by law, to defer payment of up to 15% of their compensation.  The Plan provides that if an employee defers payment, the Company will contribute 25% of the first 6% of compensation deferred, by making a cash payment to the Plan on behalf of such participant.  Contributions by the Company to the profit sharing feature of the plan, and earnings thereon, vest based on the participant’s years of service with the Company, vesting 20% per year after one year of service and being fully vested after six years of service.  Employee contributions are always 100% vested.  Contributions by the Company to the 401(k) savings feature vest on the employees first day of employment.  All contributions vest, regardless of years of service, upon termination of employment by reason of death of disability, attainment of age 62 or the termination of the Plan.  After termination of employment, an employee is entitled to receive the distribution of his or her entire vested interest in the Plan in a lump sum, in installments for a specific period of time, or an annuity for life.  The amounts held under the Plan are invested according to the instructions of the participant in investment funds designated by the plan administrator.  The Company made contributions to the Plan during 2007, 2006 and 2005 of approximately $43,000, $29,000 and $31,000, respectively.

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

Committees and Attendance of the Board of Directors Meetings

During the year ended December 31, 2008, the Board of Directors held three formal meetings.  Each director attended the meeting of the Board of Directors.

Employees

As of December 31, 2008, the Company had no employee.  The change in employees is a result of disposition of the subsidiary.   See item 3 for further detail on the disposition of the subsidiary.

Share Ownership

Share ownership of Directors and Officers is illustrated in Item 7.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Share ownership of major shareholders, Directors and Officers

The following table is furnished as of June 30, 2009, to indicate beneficial ownership of shares of the Company’s Common Stock and Preferred Stock by (1) each shareholder of the Company who is known by the Company to be a beneficial owner of more than 10% of the Company’s Common Stock or Preferred Stock and (2) all officers and directors of the Company as a group.  Such persons provided the information in the following table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Title of Class	Percent of Class	Percent of Voting Power
JK Advisers Hedge Fund (1)	18,375	Common	35.96%	20.99%
Bamberg Company Ltd (1)(2)	3,644,880	Preferred	100.00%	41.64%

Benjamin Hoskins

--

--

--               --

All officers and directors as

    A group ( 1 person)

--

--

--

--

(1)

JK Advisers Hedge Fund owns 918,750 shares pre-split and 18,375 post split shares of Common Stock directly and has a proxy to vote the Company Preferred Stock owned by Bamberg.

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

In 2008, the principal shareholder advanced $20,000 for costs on behalf of the Company. These amounts are due on demand and non-interest bearing.

On December 31, 2007, the JK Advisers Hedge Fund LLC (“JK Advisers”) acquired control of the Company from Bamberg Company Limited.  The Company is a shell company subsequent the sale of the subsidiary and has no significant related parties or related party transactions.

ITEM 8.

FINANCIAL INFORMATION

Reference is made to the index to Consolidated Financial Statements of the Company, and notes thereto, appearing under Item 19 below, together with the report of Spector, Wong & Davidson, LLP, thereon.

ITEM 9.

THE OFFER AND LISTING

There is no non-U.S. trading market for the Common Stock of the Company.  Within the United States, the Company’s Common Stock is traded in the over-the-counter market.  The Company’s Common Stock is quoted on the OTCBB under the symbol “IWIHF”.

The following table sets forth the high and low bid price per share for the Company’s Common Stock for each quarterly period for the past two years.

	2008		2007
	High	Low	High	Low
First Quarter	$.090	$.050	$.090	$.060
Second Quarter	.060	.040	.090	.060
Third Quarter	.040	.020	.100	.060
Fourth Quarter	.040	.020	.080	.060

At June 29, 2009, the sale price of the Common Stock was $.01.

The Board of Directors has approved a 1-for-50 reverse stock split of the common stock. The reverse split has not yet been reflected on the OTCBB pending compliance with the requirements of the OTCBB.

ITEM 10.

ADDITIONAL INFORMATION

Memorandum and Articles of Association.

The Company has two classes of stock, preferred and common. The Memorandum and Articles of Association were amended by resolution of the Board of Directors dated November 22, 2008 to change the number and par value of the common and preferred stock, and to effect a reverse stock split for the common stock. .

Preferred stock has no par value, and 5 million shares have been authorized of which 3,644,880 shares are issued and outstanding.  The outstanding preferred shares are entitled to one-half vote per share and in the event of liquidation of the Company, the holders of the preferred shares will be entitled to $1 per share before any payment to holders of common stock.  The preferred shares are subject to redemption, at the option of the Company, in whole or in part, at any time after March 21, 1997, at an amount not to exceed 50% of the net income in excess of $15,000,000 for the preceding year, together with the accrued dividends, if any.  The preferred shares are entitled to a 4% non-cumulative dividend, payable on all non-redeemed shares in cash, stock or property as the Board of Directors shall declare, at its discretion, from time to time.  There have been no dividends paid or authorized to preferred shareholders.

Common stock has $.001 par value, 50 million shares have been authorized, and 2,554,700 shares are issued and outstanding.  However, as a result of the reverse stock split, each holder of 50 shares of common stock will receive in exchange therefore 1 new share. No fractional shares shall be issued. In lieu of such fractional share, the holder will receive one whole share. Therefore, the number of common stock is to be adjusted to be the number of shares of common stock will be adjusted to be approximately 51,094. Each share of common stock is entitled to one vote.  Common stock is entitled to dividends payable in cash stock or property as the Board of Directors shall declare, at its discretion, from time to time.  There have been no dividends paid or authorized to common shareholders.

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

This item is not applicable since the Company is a small business issuer.

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

Under the supervision and with the participation of our management, including our CEO/CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on our evaluation under the framework in Internal Control Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.  However, our annual report does not include an attestation report of our independent registered accountant on Management’s Annual Report on Internal Control over Financial Reporting.

ITEM 16.

[RESERVED]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has not designated board members to an Audit Committee as of the date of this report.

ITEM 16B.

CODE OF ETHICS

The Company has adopted a code of ethics for the Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fee

The aggregate fees paid relating to the audit of the Company's annual financial statements for the years ended December 31, 2008, , and  2007 were $4,000 and  $6,000 , respectively.

All Other Fees

The aggregate fees paid for other accounting services, primarily audit related, for the years ended December 31, 2008  and  2007  were $23,729and, $3,800,  .

Item 16D.

Exemptions from the Listing Standards for Audit Committees.

Not Applicable.

Item 16E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable.

Item 16F.

Change in Registrant’s Certifying Accountant.

Not Applicable.

Item 16G.

Corporate Governance.

Not Applicable.

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

IWI HOLDING LIMITED

Date: July 28,2009	By:	/s/ Benjamin Hoskins
Benjamin Hoskins
President and Director 15

 IWI HOLDING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS AND

INDEPENDENT AUDITOR’S REPORT

Years Ended December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and

Stockholders of IWI Holding Limited

Las Vegas, Nevada

We have audited the accompanying consolidated balance sheets of IWI Holding Limited as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial positions of IWI Holding Limited as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the year then ended in conformity with accounting principles generally accepted in the United States of America. In addition, the information set forth in schedules listed in the index at item 19(a) is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/Spector, Wong & Davidian, LLP Pasadena, California

July 20, 2009

Exhibit A

IWI Holding Limited

Consolidated Balance Sheets

(In Thousands, Except Share Data)

December 31, 2008 and 2007

	2008	2007
Assets
Total Assets	$-	$

Liabilities and Stockholders’ Equity	2008	2007
Current Liabilities
Accounts payable – Trade	62
Accrued liabilities	-
Total Current Liabilities	62
Stockholders’ Equity (Deficit)
Preferred stock - no par value; authorized 5,000,000 shares; issued and outstanding 3,644,880 shares	3,645	3,645
Common stock $0.001 par value; authorized 10,000,000 shares; issued and outstanding 51,094 shares	-	-
Additional paid-in capital	12,446	12,446
Accumulated deficit	(16,153)	(16,091)
Total Stockholders’ Equity (Deficit)	(62)	-
Total Liabilities & Stockholders’ Equity (Deficit)	$0	$0

See notes to consolidated financial statements

Exhibit B

IWI Holding Limited

Consolidated Statements of Operations

(In Thousands, Except Share Data)

Years Ended December 31, 2008 and 2007

	2008	2007
Net Sales	$-	$
Cost of Sales	-
Gross Profit	-
Selling, General and Administrative Expenses	62
Restructuring Cost	-
Income (Loss) from Operations	(62)
Interest Expense	-		-
Other Income (Expense)	-		-
Loss Before Income Taxes from continuing operations	(62)
Income Tax Expense	-
Net Loss from continuing operations	(62)
Discontinued operations			(1,260)
Loss on sale of subsidiary			(83)
Net Loss	$(62)		$(1,343)
Net Loss per Common Share	$(1.22)		$(26.28)
Weighted-Average Number of Common Shares Outstanding	51,094		51,094

See notes to consolidated financial statements

Exhibit C

IWI Holding Limited

Consolidated Statements of Stockholders’ Equity (Deficit)

(In Thousands, Except Share Data)

Years Ended December 31, 2008and 2007

	Preferred Stock Number of shares	Amount	Common Stock Number of shares	Amount	Additional paid-in capital	Accumulated Deficit	Total
Balance, December 31, 2006	3,644,880	$ 3,645	$2,554,700	-	$12,446	$(14,748)	$(1,343)

Net Loss						(1,343)	(1,343)
Balance, December 31, 2007	3,644,880	3,645	2,554,700	-	12,446	(16,091)	0

Reverse Stock Split 1 for 50			(2,503,606)				0

Net Loss						(62)	(62)
Balance, December 31, 2008	3,644,880	$3,645	51,094	$-	$12,446	$(16,153)	$(62)

See notes to consolidated financial statements

Exhibit D

IWI Holding Limited

Consolidated Statements of Cash Flows

(In Thousands)

Years Ended December 31, 2008 and 2007

	2008	2007
Cash Flows from Operating Activities
Net loss	$(62))	$(1,343)
Adjustments to reconcile net (loss) to income net cash used in operating activities
Depreciation and amortization		14
Provision for doubtful accounts		609
Loss on sale of subsidiary		83
(Increase) decrease in Accounts receivable		(2,549)
Inventories		2,927
Prepaid expenses		(210)
Deferred income taxes		156
Increase (decrease) in Accounts payable – Trade	62	1,649
Accounts payable to affiliated companies		(807)
Accrued liabilities		(733)
Net Cash Used in Operating Activities	-	(205)
Net Cash Used in Investing Activities
Sale of subsidiary		(313)
Purchases of property and equipment		(37)
Net Cash Used in Investing Activities	-	(350)
Cash Flows from Financing Activities
Other	-)	(283)
Borrowings from line of credit, net		736
Net Cash Provided by Financing Activities	-	453
Net Increase (Decrease) in Cash	-)	(102)
Cash, Beginning of Year	-	102
Cash, End of Year	$-	$0

See notes to consolidated financial statements

IWI Holding Limited

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

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

IWI Holding Limited

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

Note 3 - Summary of Significant Accounting Policies (Continued)

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

IWI Holding Limited

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

Note 3 - Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock option grants in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees” and, accordingly, recognized no compensation expense for the stock option grants.  Effective January 1, 2006, the Company adopted the fair recognition provisions of FASB Statement No. 123 (R), “Share-Based Payment” (SFAS 123R), using the modified-prospective-transition method.  Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006 based on the grant date fair value calculated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123 (R).  As of December 31, 2008 and 2007, there were no stock options granted and outstanding.

Advertising Costs

The Company expenses all advertising costs as incurred.  Advertising costs were approximately $0 and $1,543,000 for 2008 and 2007, respectively.  Advertising costs are treated as a reduction in Revenue.

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

Years Ended December 31, 2008 and 2007

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

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosure about fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 did not have a material effect on the Company’s results of operations or financial position.

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

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 provides companies with an option to report many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The FASB believes that SFAS No. 159 helps to mitigate accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities, and would require entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. The new statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, “Fair Value Measurements.” This statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The adoption of SFAS No. 159 did not have a material effect on the Company’s results of operations or financial position.

IWI Holding Limited

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

Note 3 - Summary of Significant Accounting Policies (Continued)

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

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” FASB 160 focuses on non-controlling interest, sometimes called a minority interest, which is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. As the Company does not currently own any noncontrolling interests in other companies, we do not expect the adoption of this standard to have any impact.

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

In June 2008, the FASB issued FASB SP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” SP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the computation of earnings per share under the two-class method as described in SFAS No. 128, “Earnings per Share.”  SP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and earlier adoption is prohibited.  The Company is required to adopt SP EITF 03-6-1 in the first quarter of 2009 and is currently evaluating the impact that SP EITF 03-6-1 will have on its financial statements.

IWI Holding Limited

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

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

Note 7 - Related Party Transactions

In 2008, the principal shareholder advanced $20,000 for costs on behalf of the Company. These amounts are due on demand and non interest bearing, and included in accounts payable.

Beginning in October 2005 the Company began purchasing products from a manufacturer in Hong Kong, which is owned and managed by a relative of a former officer of the Company.  Purchases from this company in 2007 were approximately $5,075,000.

The Company uses an outside company to provide product quality review at the point of manufacturing in Hong Kong and China.  This company is owned and managed by a relative of a former officer of the Company.  Costs for the services provided by this company were approximately $163,000 in 2007.

IWI Holding Limited

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

Note 7 - Related Party Transactions (Continued)

The Company also uses an outside company to route gold components from suppliers in U.S. to manufacturers in Hong Kong and China.  This company also provides on a limited basis some product to the Company.  This company is owned and managed by a relative of a former officer of the Company.  Services and product provided by this company were $77,000 in 2007.

The Company purchases some of its gift boxes from a supplier in Hong Kong, which is part owned or controlled by a relative of a former officer of the Company.  Services and product supplied by this company were approximately $197,000 in 2007.

The Company uses outside entities to pursue most of its sales, because it has proven to be both effective and economical.  The majority stakeholder of the primary outside sales entity is a family member of a former officer of the Company. Commission expense of the Company associated with this entity for the year 2007 was approximately $460,000.  Selling expenses such as salaries, travel, entertainment etc. are borne directly by the sales entity.

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

Note 8 - Income Taxes

The following table summarizes income taxes:

Years ended December 31,
(In Thousands)		2008	2007
Current	U.S. federal	$-	$
	U.S. state	-		-
	Other	-		-
		-
Deferred	U.S. federal			156
	U.S. state	-		-
	Other	-		-
		-		-
	Income Tax Expense			156

IWI Holding Limited

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

Note 8 - Income Taxes (Continued)

The differences between the U.S. federal statutory tax rate and the Company’s effective tax rate are as follows:

	2008	2007
U.S. federal statutory tax rate	34%	34%
Change in valuation allowance	(35)	(35)
Other	1	1
Consolidated Effective Tax Rate	-%	-%

As of December 31, 2007, the deferred income taxes balance is $0 following the disposition of the subsidiary.

Note 9 - Supplemental Cash Flow Information

(In Thousands)	2008	2007
Cash paid for interest	$0	$728	$

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

Note 11 - Significant Customers

The Company has no sales for 2008 but derived 42% of its net sales from one customer during 2007.

IWI Holding Limited

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

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

Rent expense included in the accompanying statements of operations amounted to $0 and $186,000 for 2008 and 2007, respectively.

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

IWI Holding Limited

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

Note 13 – Amendment of Article of Association

On November 22, 2008, the Board of Directors authorized to amend its article of association to increase the authorized shares of common stocks to 10 million (10,000,000), and approved a 1-for 50 reverse split of its common stock.  As a result, the Company’s issued and outstanding common stock was reduced from approximately 2.5 million to approximately 51,000 shares. Fractional shares resulting from the split were rounded down to the next whole number.   The par value of the common stock was changed from no par value to $0.001 per share. Consequently, the aggregate par value of the issued common stock was increased by reclassifying the par value amount of the outstanding shares from “Additional paid-in capital” in the Company’s Consolidated Balance Sheets.  All shares and per share amounts in the Consolidated Financial Statements and Notes to the Consolidated Financial statements, have been retroactively adjusted, for all periods presented to reflect the reverse stock split.

Note 14 - Discontinued Operations

The following table summarizes the results of the discontinued operations for the year ended December 31, 2007 (in thousands):

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

Note 15 - Sale of Subsidiary

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

Schedule I

IWI Holding Limited

Condensed Financial Information of Registrant

Balance Sheets

December 31, 2008 and 2007

Assets	2008	2007
Cash	$-	$
Due from affiliate	-
Investments in wholly owned subsidiaries	-
Total Assets	$-	$
Stockholders’ Equity
Preferred stock - $1 par value; authorized – 5,000,000 shares; issued and outstanding – 3,644,880 shares	$3,644,880		$3,644,880
Common stock – $0.001 par value; authorized – 10,000,000 shares; issued and outstanding – 51,094 shares	51		51
Additional paid-in capital	12,445,949		12,445,949
Accumulated deficit	(16,153,171)		(16,091,000)
	$(62,171)		$-

Statements of Income and Accumulated Deficit	2008	2007
Equity in net (loss) income of subsidiaries	$(62,171)		$(1,343,000)
Accumulated deficit, beginning of year	(16,091,000)		(14,748,000)
Accumulated deficit, end of year	$(16,153,171)		$(16,091,000)

Note 1 - Basis of Presentation

The Company’s share of net (loss) income of its unconsolidated subsidiaries, all of which are wholly owned, is included in net income using the equity method. Parent-company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

Schedule II

IWI Holding Limited

Valuation and Qualifying Accounts

Years Ended December 31, 2008 and 2007

Description	Balance at Beginning of period	Additions Charged to Cost and Expenses	Additions Charged to Other Accounts	Deduction		Balance at End of period

Year Ended December 31, 2007
Allowance for Doubtful Accounts	$551,000	-	-	551,000	(1)	-
Inventory Valuation Allowance	$1,145,000	-	-	1,145,000	(1)	-
Deferred Income Tax Valuation Allowance	$4,200,000	-	-	4,200,000	(1)	-

Year Ended December 31, 2008

Allowance for Doubtful Accounts	$-	-
Inventory Valuation Allowance	$-	-
Deferred Income Tax Valuation Allowance	$-	-

None

 (1)

Disposition of subsidiary

