Form 20-F/A
period 2008-12-31
IWI HOLDING LTD
filed 2009-10-07
CIK 923168

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

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

F-0

EXPLANATORY NOTE

This Annual Report on Form 20-F is being amended to revise Item 15, Controls and Procedures and to revise the certifications filed therewith.

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

An evaluation was also performed under the supervision and with the participation of our management ,including our CEO who is also our CFO, of any change in our internal controls over financial reporting that occurred during the fiscal year ended December 31, 2006 and that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.  The evaluation did not identify any change in our internal controls over financial reporting that occurred during our latest fiscal quarter and that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

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

An evaluation was also performed under the supervision and with the participation of our management, including our CEO who is also our CFO, of any change in our internal controls over financial reporting that occurred during the year ended December 31, 2006 and that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.  The evaluation did not identify any change in our internal controls over financial reporting that occurred during the year ended December 31, 2006 and that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

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

10.13*         Settlement Agreement with Bruce W. Anderson

10.14*         Amended Lease Agreement

10.15*         DACO Sales Agreement

10.16*         Employment Contract with Joseph K. Lau

10.17*         Code of Ethics

31.1 Certification of Chief Executive and Financial Officer Pursuant to Exchange Act Rule 13a-14(a)(10). Filed herewith.

32.1 Certification of Chief Executive and Financial Officer pursuant to 18 U.S.C. Section 1350(10).

Filed herewith

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

IWI HOLDING LIMITED

Date: October 7, 2009	By:	/s/Baldwin Yung
Baldwin Yung
Chief Executive and Financial Officer

F-1